3|13

08002228

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fairborne Energy Ltd

*CURRENT ADDRESS 3400, 450 - 1st Street SW
Calgary, AB T2P 5H1

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAY 06 2008
THOMSON REUTERS

FILE NO. 82- 35185

FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

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DAT : 4/30/08


Fairborne Energy Trust NEWS REL

March 8, 2007 - Fairborne Energy Trust ("Fairborne" or the "Trust") Announces 2006 Financial and Operating Results and Reserve Summary

2006 FINANCIAL AND OPERATING SUMMARY

	2006	2005[1]	change
FINANCIAL *($thousands, except per unit amounts)*			
Petroleum and natural gas sales	**204,129**	226,648	(10%)
Funds generated from operations [2]	**112,897**	125,243	(10%)
Per unit - basic	**$2.39**	$2.65	(10%)
Per unit - diluted	**$2.05**	$2.39	(14%)
Net income	**44,079**	43,553	1%
Per unit - basic	**$0.93**	$0.92	1%
Per unit - diluted	**$0.90**	$0.89	1%
Exploration and development expenditures	**69,643**	126,139	(45%)
Acquisitions, net of dispositions	**22,378**	(44,634)	-
Working capital surplus	**7,158**	1,373	421%
Bank indebtedness	**101,156**	136,302	(26%)
Convertible debentures	**90,302**	-	-
OPERATIONS *(Units as noted)*			
Average production			
Natural gas *(Mcf per day)*	**45,660**	48,099	(5%)
Crude oil *(bbls per day)*	**2,577**	2,764	(7%)
Natural gas liquids *(bbls per day)*	**375**	415	(10%)
Total *(BOE per day)*	**10,562**	11,195[1]	(6%)
Proved and probable reserves			
Natural gas *(Bcf)*	**165.4**	153.0	8%
Crude oil *(Mbbl)*	**7,971**	8,649	(8%)
Natural gas liquids *(Mbbl)*	**2,533**	2,039	24%
BOE *(MBOE)*	**38,078**	36,182	5%
Netback per BOE *($ per BOE)*			
Petroleum and natural gas sales	**52.95**	55.47	(5%)
Royalties	**(8.61)**	(11.74)	(27%)
Transportation	**(1.38)**	(0.89)	55%
Operating expenses	**(9.38)**	(8.58)	9%
Operating netback	**33.58**	34.26	(2%)
Wells drilled *(gross)*	**62**	72	(14%)
Undeveloped land *(net acres)*	**174,511**	193,191	(10%)

(1) Fairborne's 2005 results include results from properties prior to their disposition to Fairquest on June 1, 2005.

(2) Funds generated from operations is calculated using cash flow from operations as presented in the consolidated statement of cash flows before non-cash working capital and asset retirement expenditures.

2006 HIGHLIGHTS

- > Reserve growth in 2006 replaced 150% of production.
- > Proved plus probable reserves increased 5% to 38.1 MMBOE at year end 2006.
- > Proved plus probable reserves per unit increased 5%.
- > Finding, development and acquisition costs were $16.00 per BOE, excluding change in future capital ($18.73 including change in future capital), representing a recycle ratio of 2.1 times for proved plus probable reserves.
- > Three year finding, development and acquisition costs, excluding changes in future capital, averaged $13.43 per BOE for proved plus probable reserves.
- > The Trust's reserve life index increased 7% to 9.9 years, up from 9.2 years in 2005, based on average annual production.
- > The Trust drilled 62 (32.3 net) wells resulting in 24 (9.7 net) natural gas wells, 30 (17.9 net) CBM wells and five (3.2 net) crude oil wells for an overall success rate of 95%.
- > Stable production throughout the year, averaging 10,562 BOE per day.
- > Funds generated from operations was $112.9 million ($2.39 per unit) with an average operating netback of $33.58 per BOE.
- > Fourth quarter production averaged 10,623 BOE per day.

SUMMARY OF RESERVES

The Trust's independent engineering evaluation, effective December 31, 2006, was prepared by the independent engineering firms of GLJ Petroleum Consultants Ltd. ("GLJ") and Sproule Associates Ltd. ("Sproule") in accordance with the definitions set out under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101") .

SUMMARY OF OIL AND GAS RESERVES – GROSS [1] AND NET [2] RESERVES (FORECAST PRICES)

	Light/Medium Crude Oil		Heavy Oil		Natural Gas Liquids		Natural Gas		Coal Bed Methane		2006 BOE	
	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Bcf)	Net (Bcf)	Gross (Bcf)	Net (Bcf)	Gross (MBOE)	Net (MBOE)
Proved reserves												
Developed producing	3,700	3,146	26	23	977	663	51.6	39.6	14.4	12.6	15,695	12,529
Developed non-producing	525	467	27	24	155	106	3.8	2.9	0.8	0.7	1,459	1,192
Undeveloped	904	768	354	314	380	262	15.1	11.3	19.0	16.4	7,321	5,958
Total Proved	5,128	4,382	407	361	1,512	1,030	70.4	53.8	34.2	29.6	24,475	19,679
Probable	2,148	1,847	288	249	1,022	692	46.2	36.3	14.7	12.7	13,603	10,967
Total Proved plus Probable	7,276	6,229	695	610	2,533	1,722	116.6	90.2	48.9	42.4	38,078	30,647

NOTE: May not add due to rounding.

(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.

(2) "Net" reserves means the total working interest (operating and non-operating) share after deduction of royalty obligations plus Fairborne's royalty interests in reserves.

RESERVES PER TRUST UNIT

One of the key measures of trust performance is the year over year change in reserves per unit. This calculation takes into account the volumes discovered during the year and combines it with capital efficiency, while incorporating the effect of any units issued during the year. The following table summarizes Fairborne's gross reserves per unit changes for 2006:

	Proved		Proved plus Probable	
	Reserves per thousand Units (BOE)	% of opening balance	Reserves per thousand Units (BOE)	% of opening balance
December 31, 2005	483	100	696	100
Exploration & development [1]	49	10	94	14
Acquisitions, net of dispositions	12	3	17	2
Production	(74)	(15)	(74)	(11)
Change in trust units	(3)	(1)	(4)	(1)
December 31, 2006	468	97	728	105

NOTE: May not add due to rounding.

(1) Includes extensions, improved recovery, discoveries and revisions.

NET PRESENT VALUE OF RESERVES, BEFORE INCOME TAXES

December 31, 2006 [1],[2],[3],[4]		Discounted at:			
($thousands)	Undiscounted	5%	10%	15%	20%
Proved reserves					
Developed producing	461,527	381,103	327,696	289,368	260,376
Developed non-producing	47,360	37,088	30,196	25,278	21,620
Undeveloped	142,685	102,695	75,313	55,887	41,695
Total Proved	651,572	520,886	433,204	370,534	323,691
Probable	397,822	250,922	172,898	125,954	95,424
Total Proved plus Probable	1,049,395	771,808	606,102	496,487	419,115

NOTE: May not add due to rounding

(1) Utilizing GLJ January 1, 2007 price forecast

(2) As required by NI 51-101, undiscounted well abandonment costs of $14.4 million for total proved reserves and $18.3 million for total proved plus probable reserves are included in the Net Present Value determination

(3) Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.

(4) Fairborne is entitled to deduct from its income all amounts which are paid or payable to its unitholders in a given financial year. As Fairborne distributes all its taxable income to its unitholders, net present values of the future net revenues have not been included on an after-tax basis. Fairborne has not considered the effect of the proposed tax changes for Trusts.

2006 CAPITAL EFFICIENCY HIGHLIGHTS

	Proved	Proved plus Probable
Capital costs *($thousands)*		
Exploration and development	69,643	69,643
Acquisitions, net of dispositions	22,378	22,378
Change in future development costs (1)	2,738	15,685
Reserve additions *(MBOE)*		
Exploration and development	2,569	4,890
Acquisitions, net of dispositions	640	861
Finding and development costs, including change in future capital (1)(2) *($ per BOE)*	28.18	17.45
Finding and development costs, excluding change in future capital (1)(5) *($ per BOE)*	27.11	14.24
Finding, development and acquisition costs, including change in future capital (1)(4)(5) *($ per BOE)*	29.53	18.73
Finding, development and acquisition costs, excluding change in future capital (1)(4)(5) *($ per BOE)*	28.68	16.00
Operating netback *($ per BOE)*	33.58	33.58
Finding, development and acquisition costs, excluding change in future capital (1)(5) *($ per BOE)*	28.68	16.00
Recycle ratio	1.2	2.1
Reserve additions, including acquisitions and revisions *(MBOE)*	3,209	5,751
Total 2006 production *(MBOE)*	3,855	3,855
Reserve replacement ratio	0.8	1.5
Gross reserves (3) *(MBOE)*	24,475	38,078
Fourth quarter 2006 production *(BOE per day)*	10,623	10,623
Annual 2006 production *(BOE per day)*	10,562	10,562
Reserve Life Index, using annualized Q4 production *(years)*	6.3	9.8
Reserve Life Index, using 2006 annual production *(years)*	6.3	9.9

1) The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

(2) Calculated in accordance with NI 51-101 as exploration and development costs incurred in the year along with the change in estimated future development costs divided by the applicable reserve additions. In 2005, F&D costs as calculated in accordance with NI 51-101 were $26.19 per BOE for proved reserves and $37.04 per BOE for proved plus probable reserves. F&D costs on a three year average were $19.19 per BOE for proved reserves and $15.35 per BOE for proved plus probable reserves.

(3) Gross reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest.

(4) Fairborne also calculates finding, development and acquisition ("FD&A") costs which incorporate both the costs and associated reserve additions related to acquisitions net of any dispositions during the year. Since acquisitions can have a significant impact on Fairborne's annual reserve replacement costs, the Trust believes that FD&A costs provide a more meaningful portrayal of Fairborne's cost structure.

(5) F&D costs, excluding change in future capital for proved reserves were $27.19 per BOE in 2005 (proved plus probable - $20.92 per BOE) and $16.01 per BOE on a three year average (proved plus probable - $11.50 per BOE). FD&A costs, including change in future capital for proved reserves were $27.54 per BOE in 2005 (proved plus probable - $70.15 per BOE) and $21.22 per BOE on a three year average (proved plus probable - $16.53 per BOE). FD&A costs, excluding change in future capital for proved reserves were $19.69 per BOE in 2005 (proved plus probable - $44.58 per BOE) and $18.67 per BOE on a three year average (proved plus probable - $13.43 per BOE).

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, March 7, 2007. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review 2006 activities and results as compared to the previous year, and should be read in conjunction with the audited consolidated financial statements including notes for the year ended December 31, 2006 and 2005. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected commodity prices, whether cash tax will be payable, expected royalty rates, transportation costs and operating costs, capital expenditures, and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Trust's website (www.fairbornetrust.com). Furthermore, the forward-looking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

NON-GAAP TERMS: This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netback a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between cash flow from operations and funds generated from operations can be found in the section entitled "Distributable Cash and Distributions" with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit with diluted per unit calculations including the effect of convertible debentures.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

HIGHLIGHTS

	2006	2005 [1]	change
FINANCIAL ($thousands, except per unit amounts)			
Petroleum and natural gas sales	204,129	226,648	(10%)
Funds generated from operations	112,897	125,243	(10%)
Per unit - basic	$2.39	$2.65	(10%)
Per unit - diluted	$2.05	$2.39	(14%)
Cash flow from operations (including changes in working capital)	107,774	108,880	(1%)
Per unit - basic	$2.28	$2.31	(1%)
Per unit - diluted	$1.97	$2.23	(12%)
Net income	44,079	43,553	1%
Per unit - basic	$0.93	$0.92	1%
Per unit - diluted	$0.90	$0.89	1%
Exploration and development expenditures	69,643	126,139	(45%)
Acquisitions, net of dispositions	22,378	(44,634)	-
Working capital surplus	7,158	1,373	421%
Bank indebtedness	101,156	136,302	(26%)
Convertible debentures	90,302	-	-
OPERATIONS (Units as noted)			
Average production			
Natural gas *(Mcf per day)*	45,660	48,099	(5%)
Crude oil *(bbls per day)*	2,577	2,764	(7%)
Natural gas liquids *(bbls per day)*	375	415	(10%)
Total *(BOE per day)*	10,562	11,195 [1]	(6%)
Average sales price			
Natural gas *($ per Mcf)*	7.88	8.84	(11%)
Crude oil *($ per bbl)*	68.22	61.78	10%
Natural gas liquids *($ per bbl)*	49.11	50.15	(2%)
Netback per BOE *($ per BOE)*			
Petroleum and natural gas sales	52.95	55.47	(5%)
Royalties	(8.61)	(11.74)	(27%)
Transportation	(1.38)	(0.89)	55%
Operating expenses	(9.38)	(8.58)	9%
Operating netback	33.58	34.26	(2%)

[1] *Fairborne's 2005 results include results from properties prior to their disposition to Fairquest on June 1, 2005.*

SELECT ANNUAL INFORMATION

($thousands, except per unit amounts)	2006	2005	2004
Petroleum and natural gas sales	204,129	226,648	125,604
Funds generated from operations	112,897	125,243	66,399
Per unit – basic	**$2.39**	$2.65	$1.65
Per unit – diluted	**$2.05**	$2.39	$1.54
Cash flow from operations (including changes in working capital)	107,774	108,880	51,403
Per unit - basic	**$2.28**	$2.31	$1.28
Per unit - diluted	**$1.97**	$2.23	$1.19
Net income	44,079	43,553	13,702
Per unit – basic	**$0.93**	$0.92	$0.34
Per unit – diluted	**$0.90**	$0.89	$0.32
Total assets	539,579	499,920	434,830
Working capital surplus (deficit), including current bank indebtedness	7,158	1,373	(98,058)
Long term financial liabilities			
Bank indebtedness	101,156	136,302	–
Convertible debentures	90,302	–	–
Non-controlling interest	27,132	27,598	–
Asset retirement obligations	10,994	11,386	13,196
Future income taxes	41,592	51,465	35,860
Cash distributions per unit	**$1.56**	$1.36	–
Unitholders' equity	200,715	204,359	247,777

In 2004, Fairborne Energy Ltd. drilled 109 wells as part of an extensive exploration and development program which resulted in average production and funds generated from operations that were more than double the previous year. Also in 2004, Fairborne Energy Ltd. completed a significant property acquisition in West Pembina and the corporate acquisition of Case Resources Inc. Fairborne Energy Ltd. financed its acquisition, exploration and development activities through a combination of funds generated from operations, bank debt and common share equity financings which included the issue of flow-through shares.

Effective June 1, 2005, Fairborne Energy Trust was established as part of a Plan of Arrangement whereby Fairborne Energy Ltd. was reorganized into two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. The trust conversion was undertaken as a method to offer all shareholders greater liquidity and flexibility to participate in an income trust, a junior oil and natural gas company or the combined future of both entities. Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne's exploratory lands.

In 2006, in its first full year as a trust, Fairborne met its objective to maintain stable production, funds generated from operations and distributions to unitholders by focusing on the development of its core properties and using an active commodity price risk management program. In a year marked by volatility in natural gas prices, Fairborne recorded $112.9 million in funds generated from operations ($2.39 per unit), of which 65% was distributed to Unitholders ($1.56 per unit) through consistent

monthly distributions of $0.13 per unit. The balance of funds generated from operations was used, in part, to fund capital expenditures of $92.0 million, which included a property acquisition of $22.4 million. Fairborne's capital program was focused on the development of core properties with 62 wells drilled (32.3 net) resulting in 24 (9.7 net) natural gas wells, 30 (17.9 net) CBM wells and five (3.2 net) oil wells. Financing for the remainder of the 2006 capital program was obtained through a combination of bank debt and proceeds from a $100 million convertible debenture financing completed in October 2006.

For 2007, Fairborne's focus will be on sustainability with a stable production base, a diversity of development projects and access to exploration upside through its farmout to Fairquest.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of select financial information for the quarterly periods indicated:

	2006			
	Q4	Q3	Q2	Q1
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	49,581	48,845	50,914	54,789
Funds generated from operations	26,108	27,825	30,340	28,624
Per unit – basic	$0.54	$0.58	$0.65	$0.62
Per unit – diluted	$0.43	$0.51	$0.57	$0.54
Cash flow from operations (including changes in working capital)	10,189	29,969	38,037	29,579
Per unit - basic	$0.19	$0.63	$0.82	$0.64
Per unit - diluted	$0.15	$0.55	$0.71	$0.56
Net income	8,900	10,439	13,881	10,859
Per unit – basic	$0.18	$0.22	$0.30	$0.23
Per unit – diluted	$0.17	$0.22	$0.28	$0.23
Total assets	539,579	514,681	499,826	522,482
Working capital surplus (deficit)	7,158	(2,395)	(3,199)	35
Bank indebtedness	101,156	177,595	147,202	153,933
Convertible debentures	90,302	-	-	-
OPERATIONS				
Average production				
Natural gas *(Mcf per day)*	46,752	45,966	43,441	46,472
Crude oil *(bbls per day)*	2,522	2,604	2,607	2,575
Natural gas liquids *(bbls per day)*	308	376	432	384
Total *(BOE per day)*	10,623	10,640	10,280	10,705

	2005			
	Q4	Q3	Q2*	Q1*
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	68,751	61,656	48,807	47,434
Funds generated from operations	40,783	35,406	23,760	25,294
Per unit – basic	$0.89	$0.78	$0.47	$0.51
Per unit – diluted	$0.77	$0.67	$0.47	$0.48
Cash flow from operations (including changes in working capital)	30,731	30,001	18,466	29,682
Per unit - basic	$0.67	$0.66	$0.38	$0.60
Per unit - diluted	$0.74	$0.57	$0.36	$0.56
Net income	20,444	15,482	2,719	4,908
Per unit – basic	$0.43	$0.34	$0.05	$0.10
Per unit – diluted	$0.42	$0.33	$0.05	$0.09
Total assets	499,920	458,603	451,849	480,089
Working capital surplus (deficit)	1,373	984	(7,758)	(16,823)
Bank indebtedness	136,302	128,548	124,580	106,513
OPERATIONS				
Average production				
Natural gas *(Mcf per day)*	46,886	49,412	47,077	49,030
Crude oil *(bbls per day)*	2,770	2,684	2,558	3,047
Natural gas liquids *(bbls per day)*	438	402	422	398
Total *(BOE per day)*	11,022	11,321	10,826*	11,617*

* *Amounts shown include amounts prior to the effective date of the Plan of Arrangement (June 1, 2005) in respect of Fairborne Energy Ltd.*

Production declined 5% from the third quarter of 2005 to the first quarter of 2006. Through the four quarters of 2006, Fairborne's production has been stable, with fluctuations from quarter to quarter primarily due to interruptions on sales pipelines and gas facility turnarounds. Production for the first two quarters of 2005 included operations of Fairborne Energy Ltd. prior to the trust conversion on June 1, 2005 and, therefore, included production from properties subsequently disposed to Fairquest.

Fairborne's revenue, funds generated from operations and cash flow from operations over the past two years have reflected its stable production base with revenue variances from quarter to quarter largely influenced by changes in natural gas prices. Beginning in the first quarter of 2005 and continuing into the first quarter of 2006, natural gas prices were gradually increasing which resulted in a corresponding increase in the Trust's petroleum and natural gas revenue and funds generated from operations through the same period. This trend started to reverse in the second quarter of 2006 with declining natural gas prices influencing a corresponding decrease in the Trust's revenues and funds generated from operations.

The most significant impact to Fairborne's net income over the past two years is related to the trust conversion undertaken on June 1, 2005. In addition to mirroring the changes in the Trust's funds generated from operations over the eight quarters, net income also reflects an increase in DD&A rates beginning in the third quarter of 2005 offset by future tax recoveries beginning in the same period. The increase in Fairborne's DD&A rate since the trust conversion is due to an increase in its depletable base

as a result of capital spending and accounting for exchangeable shares, whereby the conversion of exchangeable shares results in an increase to depletable assets, with no corresponding increase in reserves. Future tax recoveries recognized since June 2005 result from additional interest deductions associated with Fairborne's new Trust structure as well as reductions in rates for both federal and provincial taxes which were enacted during 2006.

FOURTH QUARTER 2006 RESULTS

Fairborne's fourth quarter 2006 production remained stable at 10,623 BOE per day (Q3 2006 - 10,640 BOE per day). Revenues of $49.6 million for the fourth quarter were also consistent with the preceding quarter (Q3 2006 - $48.8 million). Despite an escalating cost environment, the Trust reduced operating costs by 7% from $9.88 per BOE in the preceding quarter to $9.20 per BOE in the fourth quarter of 2006. Recovering commodity prices and lower operating costs were reflected in an operating netback of $32.16 per BOE in the fourth quarter consistent with the preceding third quarter (Q3 - $32.51 per BOE).

The Trust recorded funds generated from operations of $26.1 million ($0.54 per unit) during the fourth quarter with cash flow from operations (including changes in working capital) of $10.2 million ($0.19 per unit). Distributions were maintained at $0.13 per unit per month with total distributions for the fourth quarter of $18.6 million, representing a payout ratio of 71%. Fairborne completed a $100 million convertible debenture financing in October 2006 with proceeds from the debenture financing initially applied against outstanding bank indebtedness.

Capital expenditures in the fourth quarter were $16.7 million which included $9.0 million for drilling and completions and $7.3 million for well equipment and facilities. The Trust drilled eight (4.7 net) wells during the fourth quarter resulting in two (0.3 net) natural gas wells, three (2.2 net) CBM wells, and three (2.2 net) oil wells. The fourth quarter capital program was financed through a combination of debt and funds generated from operations after distributions to unitholders.

TRUST CONVERSION ACCOUNTING

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Specifically, the December 31, 2005 consolidated financial statements reflect the results of operations and cash flows of Fairborne Energy Ltd. and its subsidiaries prior to the Plan of Arrangement (June 1, 2005). As a result of the conversion to a trust, certain information for prior periods may not be directly comparable.

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement ("TSA") which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the TSA, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. The TSA has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

2006 FINANCIAL RESULTS

PRODUCTION

	2006	2005*	change
Natural gas *(Mcf per day)*	45,660	48,099	(5%)
Crude oil *(bbls per day)*	2,577	2,764	(7%)
Natural gas liquids *(bbls per day)*	375	415	(10%)
Total *(BOE per day)*	10,562	11,195	(6%)
Natural gas % of production	72%	72%	–

* *Includes production from properties prior to their disposition to Fairquest on June 1, 2005.*

Fairborne reported average production of 10,562 BOE per day in 2006. Daily production remained consistent throughout the year with the exception of second quarter production, that was negatively impacted by unscheduled interruptions on the Nova pipeline and turnarounds at third party operated gas facilities. In the prior year, production of 11,195 BOE per day included five months of production from properties disposed to Fairquest in conjunction with the trust conversion on June 1, 2005.

Natural gas production of 45.7 MMcf per day for 2006 was impacted by interruptions on the Nova pipeline and turnarounds at major gas facilties but also reflected the Trust's successful development drilling programs in Columbia/Harlech, Clive CBM and Westerose with new production replacing natural declines. Excluding production attributable to Fairquest properties in 2005, natural gas production from Trust properties was consistent with the prior year.

Crude oil and NGL production of 2,952 bbls per day for 2006 was marginally lower than the 2005 average of 3,179 bbls per day, with the majority of the Trust's 2006 development activities focused on natural gas properties.

In 2007, the Trust expects to continue its development of core properties with the objective to maintain production between 10,500 and 10,800 BOE per day.

COMMODITY PRICES & RISK MANAGEMENT ACTIVITIES

	2006	2005	change
Average prices			
Natural gas *($ per Mcf)*	7.88	8.84	(11%)
Crude oil *($ per bbl)*	68.22	61.78	10%
Natural gas liquids *($ per bbl)*	49.11	50.15	(2%)
BOE *($ per BOE)*	52.45	55.08	(5%)
Benchmark prices			
AECO Daily Index *(Cdn$ per Mcf)*	6.51	8.71	(25%)
AECO Monthly Index *(Cdn$ per Mcf)*	6.99	8.48	(18%)
WTI – Edmonton par *(Cdn$ per bbl)*	73.29	69.13	6%

Risk Management – Physical Sales Contracts

The Trust's risk management strategy is based on the following objectives:

> provide greater certainty and stability to distributions;
> protect unitholder return on investment;
> reduce risk exposure in budgeted annual funds flow projections; and
> help ensure transaction economics on acquisitions.

Natural Gas

2006 was a year of declining natural gas prices with average AECO daily prices decreasing 25% and AECO monthly prices decreasing 18% compared to 2005. In 2006, Fairborne continued to realize above-average natural gas prices due to the higher heat content of the Trust's production and an active risk management program. An average of 19,911 Mcf per day was sold under fixed price physical sales contracts during 2006 representing 44% of the Trust's natural gas production. Risk management activities during 2006 increased the Trust's natural gas revenue by $19.6 million which had an effect of increasing the Trust's realized natural gas price by $1.18 per Mcf to $7.88 per Mcf, a 21% premium to the daily AECO index.

In the first two months of 2007, natural gas prices have recovered to trade around $8.02 per Mcf. However, based on high current storage levels in the North American market together with an expectation that natural gas inventories may remain at historically high levels, there is considerable downward potential for natural gas prices in the summer of 2007. To manage some of this price risk and provide stability to expected funds generated from operations, Fairborne has 54% of its gas production under fixed price physical sales contracts for the first 6 months of 2007 at a minimum average price of $8.72 per Mcf and 22% of the Trust's production for the last half of 2007 at a minimum average price of $8.79 per Mcf.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts outstanding at December 31, 2006 as well as contracts entered into after December 31, 2006:

	Q1 2007	Q2 2007	Q3 2007	Q4 2007	Q1 2008
Collars					
Volume *(Mcf per day)*	16,387	–	–	4,510	2,706
Average floor *($ per Mcf)*	$9.58	–	–	$8.87	$8.87
Average ceiling *($ per Mcf)*	$12.50	–	–	$10.59	$11.09
Puts and participating swaps					
Volume *(Mcf per day)*	2,706	1,804	5,863	451	–
Average floor *($ per Mcf)*	$10.14	$8.36	$8.20	$8.45	–
Swaps					
Volume *(Mcf per day)*	4,059	26,158	4,510	6,164	4,961
Average price *($ per Mcf)*	$9.46	$7.96	$8.99	$9.20	$9.60
Total volume *(Mcf per day)*	23,152	27,962	10,373	11,125	7,667
Average floor price *($ per Mcf)*	$9.63	$7.99	$8.54	$9.03	$9.35

Conversion factor: 1Mcf = 1.109GJ

Crude oil

Crude oil prices in 2006 increased by 6% compared to average market prices in 2005. During the fourth quarter of 2006, OPEC announced production cuts which were intended to help reduce the growing inventories and provide support to crude oil prices. These initiatives were met with limited success as crude oil prices declined 18% from the third quarter as supply/demand fundamentals continued to override the ongoing threats of supply disruptions and limited global excess production.

During 2006, the Trust had an average of 652 bbls per day of crude oil under fixed price physical sales contracts representing 25% of crude oil production. Risk management activities, including option costs for puts purchased during the year had a minimal effect on the Trust's realized crude price, decreasing it by $0.01 per bbl for the year. Compared to the prior year, the Trust's realized crude oil price of $68.22 per bbl for 2006 represented an increase of 10% from 2005. For 2007, the Trust has 34% of its estimated crude oil production protected at a minimum average price of US$67.40 per bbl.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts outstanding at December 31, 2006 as well as contracts entered into after December 31, 2006:

	Q1 2007	Q2 2007	Q3 2007	Q4 2007
Collars				
Volume *(bbls per day)*	–	500	–	–
Average floor *($ per bbl)*	–	$63.00	–	–
Average ceiling *($ per bbl)*	–	$70.00	–	–
Puts and participating swaps				
Volume *(bbls per day)*	900	500	–	–
Average floor *($ per bbl)*	$64.22	$70.50	–	–
Swaps				
Volume *(bbls per day)*	–	–	500	500
Average price *($ per bbl)*	–	–	$70.68	$70.98
Total volume *(bbls per day)*	900	1,000	500	500
Average floor price *($ per bbl)*	$64.22	$66.75	$70.68	$70.98

PETROLEUM AND NATURAL GAS REVENUE

($thousands except as noted)	2006	2005	change
Natural gas	131,319	155,147	(15%)
Crude oil	64,168	62,322	3%
Natural gas liquids	6,719	7,595	(12%)
Other income	1,923	1,584	21%
Total	204,129	226,648	(10%)
Per BOE	$52.95	$55.47	(5%)

Fairborne reported revenue of $204.1 million in 2006, which reflected weakened commodity prices and reduced production compared to the prior year. Included in 2005 revenue of $226.6 million was five months of revenue from properties disposed to Fairquest on June 1, 2005 as part of the trust conversion.

ROYALTIES

($thousands except as noted)	2006	2005	change
Crown	23,790	38,320	(38%)
Freehold and overriding	9,395	9,642	(3%)
Total	33,185	47,962	(31%)
Crown *(% of revenue)*	11.7%	16.9%	(31%)
Freehold and overriding *(% of revenue)*	4.6%	4.3%	7%
Total *(% of revenue)*	16.3%	21.2%	(23%)
Per BOE	$8.61	$11.74	(27%)

Fairborne recorded $33.2 million in royalties in 2006 (2005 - $48.0 million), representing a royalty rate of 16.3% (2005 - 21.2%). Several factors reduced effective crown royalty rates during 2006, including royalty credits of $2.6 million which related to adjustments for 2005 crown cost deductions. In addition, Fairborne's overall effective crown royalty rate for 2006 decreased as a result of increased deductions for allowable operating costs and gas cost allowance. Finally, due to the Trust's risk management program, Fairborne's realized gas price was well in excess of the reference price utilized in calculating crown royalties. In 2007, Fairborne expects royalties to average between 18% and 20% based on new allowable cost deductions, market reference prices, and the elimination of the ARTC program (2006 - $0.5 million crown royalty credit).

TRANSPORTATION EXPENSES

	2006	2005	change
Transportation costs *($thousands)*	5,313	3,627	46%
Per BOE	$1.38	$0.89	55%

Transportation costs of $5.3 million ($1.38 per BOE) for 2006 include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with the usage of natural gas pipelines. Prior to June 1, 2005, Fairborne's natural gas sales contracts were all paid net of transportation; therefore, the Trust did not incur transportation expenses for its natural gas production in the first five months of 2005. Effective June 1, 2005, Fairborne entered into a contract for transportation of its natural gas and became directly responsible for payment of transportation costs.

In 2007, based on expected production and continued weighting toward natural gas, the Trust expects per BOE transportation costs to remain consistent with 2006.

OPERATING COSTS

($thousands except as noted)	2006	2005	change
Operating costs			
Natural gas	25,022	24,502	2%
Oil and NGLs	11,160	10,533	6%
Total	36,182	35,035	3%
Per BOE	$9.38	$8.58	9%

Fairborne recorded operating costs of $36.2 million for 2006 ($9.38 per BOE) compared to $35.0 million ($8.58 per BOE) in 2005. The increase in operating costs reflects major turnaround costs at the West Pembina gas plant as well as the continued upward pressure of industry service costs throughout the year. Based on current industry service costs and assuming no major gas plant turnarounds, the Trust expects operating costs to average approximately $9.00 per BOE in 2007.

OPERATING NETBACKS

	2006					2005	
	Natural Gas ($ per Mcf)	CBM ($ per Mcf)	Crude oil ($ per bbl)	NGL's ($ per bbl)	BOE Production ($ per BOE)	BOE Production ($ per BOE)	change
Petroleum and natural gas sales	7.86	8.01	68.22	49.11	52.45	55.08	(5%)
Other income	0.13	-	-	-	0.50	0.39	28%
Royalty expense	(1.27)	(0.96)	(12.14)	(10.09)	(8.61)	(11.74)	(27%)
Transportation expense	(0.34)	(0.15)	(0.15)	-	(1.38)	(0.89)	55%
Operating costs	(1.65)	(0.60)	(10.42)	(9.97)	(9.38)	(8.58)	9%
Operating netback	4.73	6.30	45.51	29.05	33.58	34.26	(2%)

Fairborne's operating netback of $33.58 was only 2% lower than 2005 despite decreased natural gas prices and increased operating costs. The operating netback remained strong as a direct result of the Trust's risk management activities and reduced royalty rates in 2006.

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES

($thousands except as noted)	2006	2005	change
G&A expenses, net of recoveries	7,279	5,602	30%
Trust Unit compensation costs	5,007	2,158	132%
Total G&A expenses	12,286	7,760	58%
G&A expenses, per BOE	$1.89	$1.37	38%
Compensation costs, per BOE	$1.30	$0.53	145%

Fairborne recorded $7.3 million (2005 - $5.6 million) of G&A expenses in 2006, net of recoveries, representing $1.89 per BOE (2005 - $1.37 per BOE). Compared to the prior year, G&A costs per BOE have increased by 38% due to increased costs associated with regulatory compliance and the attraction and retention of staff.

Pursuant to the Technical Services Agreement entered into with Fairquest in connection with completion of the Plan of Arrangement, effective June 1, 2005, Fairborne is reimbursed by Fairquest for a portion of G&A expenditures. In 2006, $2.6 million was credited to G&A under this agreement with $0.9 million credited to G&A expenses in the prior year for the period June 1 to December 31, 2005.

Compensation expense of $5.0 million in 2006 included amortization of the fair value of units anticipated to be issued pursuant to the Trust Incentive Plan. In 2005, compensation expense of $2.2 million included amortization under the Trust Incentive Plan beginning June 1, 2005 as well as regular amortization of stock options of Fairborne Energy Ltd. issued prior to the Plan of Arrangement. The increase in compensation expense for the Trust results from the valuation of units, which are based on current trading prices at the date of grant as compared to valuation of stock options, which value future increases in market price.

INTEREST AND FINANCING COSTS

($thousands except as noted)	2006	2005	change
Interest expense	9,070	4,772	90%
Accretion of convertible debentures	362	–	–
Total interest and financing costs	9,432	4,772	98%
Per BOE	$2.45	$1.17	109%

Fairborne recorded $9.4 million in interest expense and financing costs in 2006, up from $4.8 million in 2005. The increase in interest expense reflects a rise in borrowing rates during 2006 as well as an increase in the Trust's debt levels which include $100 million of convertible debentures issued in October 2006. At December 31, 2006, Fairborne had a total of $191.5 million of debt outstanding compared to $136.3 million at the end of 2005, with a portion of the Trust's 2006 capital expenditure program financed by debt. Also included in interest and financing costs in 2006 is the accretion of convertible debentures. The costs associated with the debenture offering along with the amount allocated to the conversion feature are charged to earnings over the life of the debentures.

TRUST CONVERSION COSTS

In accordance with the Plan of Arrangement in June 2005, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, $3.4 million of remaining unamortized stock based compensation costs relating to options was charged to earnings. The Trust also incurred $3.4 million of restructuring costs which, together with stock compensation expense, has been included in trust conversion costs on the consolidated statement of operations and retained earnings for the year ended December 31, 2005.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

	2006	2005	change
Depletion, depreciation and accretion *($thousands)*	74,185	69,312	7%
Per BOE	$19.24	$16.97	13%

The Trust recorded $74.2 million in depletion and depreciation of capital assets and accretion of asset retirement obligations during 2006. On a BOE basis, the DD&A rate of $19.24 per BOE in 2006 was 13% higher than the prior year rate of $16.97 per BOE. The increase in DD&A rates in 2006 is due to an increase in Fairborne's depletable base as a result of capital spending and accounting for exchangeable shares, whereby the conversion of exchangeable shares results in an increase to depletable assets, with no corresponding increase in reserves.

TAXES

($thousands except as noted)	2006	2005	change
Future (reduction)	(15,272)	1,306	-
Capital	203	1,068	-
Total taxes	(15,069)	2,374	-
Per BOE	$(3.91)	$0.58	-

Fairborne has recorded a future tax recovery of $15.3 million in 2006 compared to a provision of $1.3 million in 2005. The future tax recovery results from additional interest deductions associated with Fairborne's new trust structure as well as reductions in rates for both federal and provincial taxes which were enacted during 2006. The Trust is a taxable entity under the Income Tax Act which, under current legislation, is only taxable on income that is not distributed or distributable to unitholders. In 2006, the federal government announced proposals regarding the taxation of distributions paid by Trusts. Management is assessing the proposals and the potential implications to the Trust. See "Business Environment and Risks".

Fairborne paid provincial capital tax and large corporations tax in its operating entities in 2005. The elimination of the federal Large Corporations Tax beginning January 1, 2006, eliminated the Trust's liability for federal capital taxes; however, the Trust continues to incur provincial capital taxes on its Saskatchewan properties in 2006. Fairborne does not anticipate paying cash income taxes in its operating entities in 2007 as these entities have sufficient tax pools to offset taxable income.

NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL), trade separately from the Trust Units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust; however, the conversion ratio is adjusted monthly to reflect accumulated distributions. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

During 2006, 989,712 exchangeable shares (2005 - 1,388,270) were converted into 1,074,626 Trust units (2005 - 1,421,413). The exchange ratio for the retraction of exchangeable shares into Trust units was 1:1.15773 at December 31, 2006.

NET INCOME, FUNDS GENERATED FROM OPERATIONS AND CASH FLOW FROM OPERATIONS

($thousands except as noted)	2006	2005	change
Funds generated from operations	112,897	125,243	(10%)
Per unit - basic	$2.39	$2.65	(10%)
Per unit - diluted	$2.05	$2.39	(14%)
Cash flow from operations (including changes in working capital)	107,774	108,880	(1%)
Per unit - basic	$2.28	$2.31	(1%)
Per unit - diluted	$1.97	$2.23	(12%)
Net income	44,079	43,553	1%
Per unit - basic	$0.93	$0.92	1%
Per unit - diluted	$0.90	$0.89	1%

LIQUIDITY AND CAPITAL RESOURCES

CAPITAL EXPENDITURES

($thousands)	2006	2005
Exploration and development		
Land and lease acquisitions	2,763	2,739
Geological and geophysical	1,723	633
Drilling, completions and workovers	40,594	64,723
Well equipment and facilities	23,989	52,636
Other assets	–	3,275
Corporate assets	574	2,133
	69,643	126,139
Acquisitions, net of dispositions	22,378	(44,634)
Conversion of exchangeable shares	15,879	21,526
Total	107,900	103,031

During 2006, Fairborne's exploration and development expenditures totaled $69.6 million with an additional $22.4 million spent to acquire an increased working interest in the Trust's Wild River property. Capital expenditures were financed through a combination of debt, including convertible debentures and bank debt, and funds generated from operations after distributions to unitholders.

Fairborne spent $40.6 million on drilling and completion activities in 2006 with a total of 62 wells (32.3 net) drilled resulting in 24 (9.7 net) natural gas wells, 30 (17.9 net) coal bed methane wells and five (3.2 net) oil wells for an overall success rate of 95%. The majority of 2006 drilling activities were focused on the Trust's Columbia/Harlech and Clive properties, with 13 (4.1 net) wells drilled in Columbia/Harlech and 25 (16.3 net) CBM wells drilled on the Trust's Clive property. Exploration expenditures also included $2.8 million on land and lease acquisitions as well as $1.7 million for completion of the 150 km2 3D seismic program on the Trust's Brazeau property.

The conversion of exchangeable shares to Trust units was recorded as a $15.9 million (2005 - $21.5 million) acquisition of petroleum and natural gas assets for the year. The addition to petroleum and natural gas assets is based on the market value of Trust Units issued on conversion and the carrying value of the non-controlling interest.

In 2007, the Trust has a $60.0 million capital expenditure program which includes $42.3 million on drilling and completions, $4.1 million on land and seismic and $13.6 million on facilities and infrastructure. Financing for the capital program will be through a combination of bank indebtedness and cash flow from operations after distributions to unitholders.

WORKING CAPITAL AND BANK INDEBTEDNESS

The Trust had $101.2 million (2005 - $136.3 million) of bank indebtedness outstanding at December 31, 2006 with working capital of $7.2 million (2005 - $1.4 million). During the third quarter of 2006, the Trust had an additional $20 million outstanding under a non-revolving, non-extendible term facility which was used to complete a property acquisition. The reduction in bank indebtedness from 2005 to the end of 2006 reflects the convertible debenture financing, with proceeds initially applied against outstanding bank debt. Proceeds from the issue of the convertible debentures were also used to repay the $20 million facility on October 31, 2006.

The Trust's credit facilities at December 31, 2006 included a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million. The extendible revolving term facility is available on a revolving basis until May 31, 2007 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2008. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

CONVERTIBLE DEBENTURES

On October 31, 2006, Fairborne issued 100,000 Convertible Unsecured Subordinated Debentures (the "Debentures") through a public issue for gross proceeds of $100 million. The Debentures bear interest at a rate of 6.5% per annum, which is payable semi-annually in arrears on December 31 and June 30 of each year commencing June 30, 2007. The Debentures, which have a face value of $1,000 per Debenture, mature on December 31, 2011 and can be converted into trust units of Fairborne at any time at the option of the holders at a conversion price of $13.50 per unit. After December 31, 2009 and prior to December 31, 2010, the Trust will have the right to redeem all or a portion of the Debentures at a price of $1,050 plus accrued and unpaid interest. After December 31, 2010 and prior to the maturity date, the Debentures will be redeemable in whole or in part at the option of the Trust at a redemption price of $1,025 plus accrued and unpaid interest. Net proceeds from the issue of the Debentures were initially used to reduce the outstanding indebtedness of the Trust.

Based on the convertible nature of the Debentures, they are considered to represent both debt and equity to the Trust under generally accepted accounting principles. The estimated fair value of the debt component of the Debentures of $94.4 million is based on the fair value of a similar debt instrument without the conversion feature. The balance of the proceeds, $5.6 million, represents the fair value of the conversion feature and is recorded as the equity component of the Debentures. Issue costs of $4.5 million have been offset against the debt component. The debt component will accrete up to the principal balance at maturity and the accretion will be included in interest expense.

UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of trust units. Pursuant to the Plan of Arrangement effective June 1, 2005, former shareholders of Fairborne Energy Ltd. were issued in aggregate approximately 45 million trust units and 7 million exchangeable shares.

From June 1, 2005 to December 31, 2005, 1,388,270 exchangeable shares were converted into 1,421,413 trust units. During the year ended December 31, 2006, 1,074,626 trust units have been issued on the conversion of 989,712 exchangeable shares. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. At December 31, 2006, the exchange ratio for the retraction of exchangeable shares into trust units was 1:1.15773.

The following table provides a summary of outstanding trust units, exchangeable shares and units under Trust Incentive Plans at the dates indicated:

(thousands)	February 28 2007	December 31 2006	December 31 2005
Trust units	47,762	47,677	46,400
Exchangeable shares	4,552	4,622	5,612
Trust incentive plans			
Restricted units [1]	499	496	562
Performance units [1,2]	630	629	323
Weighted average trust units			
Basic	n/a	47,244	47,174
Diluted	n/a	53,741	48,858

(1) The number of trust units that may be issued pursuant to the Restricted Units and Performance Units will be increased for accumulated distributions.

(2) The number of trust units that may be issued pursuant to the Performance Units is dependent on a payout multiplier which is based on the relative return on trust units as compared to trust units of members of a selected peer group. Depending on the payout multiplier, the number of trust units issuable may range between zero and two trust units per Performance Unit.

DISTRIBUTABLE CASH AND DISTRIBUTIONS

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne's current distribution policy targets the use of approximately 60-70% of cash available for distribution to unitholders, excluding exchangeable shares which do not receive distributions. Depending upon various factors including commodity prices and capital budgets, it is expected that the remaining 30-40% of cash available for distribution will fund debt repayments or a portion of the Trust's annual capital expenditure program, including minor property acquisitions.

The Trust's monthly distributions of $0.13 per unit in 2006 resulted in a payout ratio of 65% of cash available for distribution (excluding exchangeables). Consistent with 2005 for tax purposes, all 2006 distributions are expected to be 100% taxable as a return on capital with no return of capital.

	2006	June 1 [1] to December 31, 2005
Cash flow from operating activities	107,774	75,811
Change in non-cash working capital	3,450	7,911
Asset retirement expenditures	1,673	2,713
Funds generated from operations	112,897	86,435
Cash withheld for capital expenditures and debt repayment	(39,104)	(49,309)
Cash distributions declared	73,793	37,126
Cash distributions per unit per month	$0.13	$0.11 to $0.13
Payout ratio	65%	43%

(1) Commencement of operations as a Trust

CONTRACTUAL OBLIGATIONS & COMMITMENTS

Fairborne has certain lease commitments for its office premises through to June 2011. As at December 31, 2006, the payments due under these leases is approximately $929,000 per year.

Fairborne has entered into a three year contractual agreement with a third party drilling company for the use of one of their drilling rigs. The commitment commenced on December 30, 2006 with an annual commitment of $4.3 million.

OFF-BALANCE-SHEET ARRANGEMENTS

Fairborne has no off-balance-sheet arrangements.

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Trust. Fairborne manages these risks by:

> attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
> operating properties in order to maximize opportunities;
> employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
> maintaining a strong financial position; and
> maintaining strict environmental, safety and health practices.

On October 31, 2006 Federal Finance Minister Jim Flaherty (the "Finance Minister") announced a proposal to apply a tax at the trust level on distributions of certain income from certain entities, including publicly traded mutual fund trusts, at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. The Finance Minister said existing trusts would have a four year transition period and would not be subject to the new rules until 2011 (provided that the trust only experiences "normal growth" and no "undue expansion" before then). Until such rules are passed into law it is uncertain what the impact of such rules will be to the Trust and its Unitholders. However, assuming such proposals are ultimately enacted in the form proposed, the implementation of such proposals would be expected to result in adverse tax consequences to the Trust and certain of its Unitholders which would be materially different than the consequences previously described in our disclosure documents and would impact cash distributions from the Trust. It is not known at this time when the proposals will be enacted by Parliament, if at all, or whether the proposals will be enacted in the form currently proposed.

CRITICAL ACCOUNTING ESTIMATES

DEPLETION AND DEPRECIATION EXPENSE

The Trust uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion and depreciation expense. Depletion and depreciation expense is calculated on a unit-of-production method based on estimated proved reserves.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

FULL COST ACCOUNTING CEILING TEST

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

ASSET RETIREMENT OBLIGATION ("ARO")

The Trust estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

INCOME TAXES

The Trust follows the liability method of accounting for income taxes. The determination of the Trust's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Trust is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.

CHANGE IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

Effective January 1, 2007, Fairborne will be required to prospectively adopt new Canadian accounting standards relating to accounting for financial instruments. Under the new standards, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, as assets or liabilities and report them in its financial statements. Fair value accounting is deemed to be the most relevant measure for financial instruments and the only relevant measure for derivative financial instruments. Fair value accounting involves recording the financial instrument in the balance sheet as either an asset or a liability with changes in the fair value reflected in net earnings, regardless of whether the change in fair value has been

realized or not. In addition, the new standards provide that hedge accounting treatment is available for items designated as being part of an effective hedging relationship. The most significant impact of the new accounting standard to Fairborne's financial statements is the change in the treatment of physical price contracts. Whereas all of these contracts were previously considered to be set price contracts which did not require fair value accounting, certain of these contracts will now qualify as derivatives, which will be accounted for using fair value accounting. Management is in the process of assessing all of its financial instruments and the corresponding impact on its financial statements.

CONTROLS AND PROCEDURES

MANAGEMENT'S EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Trust is accumulated and communicated to the Trust's management as appropriate to allow timely decisions regarding required disclosure. Fairborne Energy Ltd's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Trust's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Trust, including its consolidated subsidiaries, is made known to them by others within those entities.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, internal controls over financial reporting related to the Trust, including its consolidated subsidiaries, to provide reasonable assurance regarding the reliability of the Trust's financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer are required to cause the Trust to disclose herein any change in the Trust's internal control over financial reporting that occurred during the Trust's most recent interim period that has material affected, or is reasonably likely to materially affect, the Trust's internal control over financial reporting. During 2006, the Trust engaged external consultants to assist in documenting and assessing the Trust's design of internal controls over financial reporting. No material changes in the Trust's internal control over financial reporting were identified during the three months ended December 31, 2006, that has materially affected, or are reasonably likely to materially affect, the Trust's internal control of financial reporting.

It should be noted that a control system, including the Trust's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

MANAGEMENT'S REPORT

TO THE UNITHOLDERS OF FAIRBORNE ENERGY TRUST

The accompanying consolidated financial statements of Fairborne Energy Trust and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the consolidated financial statements are presented fairly, in all material respects. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the consolidated financial statements.

Management has established systems of internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit Committee, which is comprised of independent, non-management directors. The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors which have approved the consolidated financial statements.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with auditing standards generally accepted in Canada on behalf of the unitholders.

Signed
STEVEN R. VANSICKLE
President
and Chief Executive Officer

Signed
AARON G. GRANDBERG
Chief Financial Officer

Calgary, Canada
March 7, 2007

AUDITORS' REPORT

TO THE UNITHOLDERS OF FAIRBORNE ENERGY TRUST

We have audited the consolidated balance sheets of Fairborne Energy Trust as at December 31, 2006 and 2005 and the consolidated statements of operations and retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Signed

KPMG LLP
Chartered Accountants

Calgary, Canada
March 7, 2007

CONSOLIDATED BALANCE SHEETS

As at December 31,

($thousands)	2006	2005
Assets		
Current assets		
Cash and cash equivalents	$ 764	$ 217
Accounts receivable	70,804	67,055
Prepaid expenses and deposits	3,278	2,911
	74,846	70,183
Capital assets *(Note 3)*	448,563	413,567
Goodwill	16,170	16,170
	$ 539,579	$ 499,920
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 61,490	$ 62,778
Distributions payable	6,198	6,032
	67,688	68,810
Bank indebtedness *(Note 4)*	101,156	136,302
Convertible debentures *(Note 5)*	90,302	–
Non-controlling interest *(Note 6)*	27,132	27,598
Asset retirement obligation *(Note 7)*	10,994	11,386
Future income taxes *(Note 8)*	41,592	51,465
Unitholders' Equity		
Unitholders' capital *(Note 9)*	216,575	199,022
Equity component of convertible debentures *(Note 5)*	5,581	–
Contributed surplus *(Note 9)*	4,694	1,758
Retained earnings (deficit)	(26,135)	3,579
	200,715	204,359
Commitments *(Note 12)*		
	$ 539,579	$ 499,920

See accompanying notes to the consolidated financial statements

Approved on behalf of the Board:

Signed
ROBERT B. HODGINS
Director

Signed
RICHARD A. WALLS
Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

For the years ended December 31,

($thousands except per unit amounts)	2006	2005
Revenue		
Petroleum and natural gas	$ 204,129	$ 226,648
Royalties	(33,185)	(47,962)
Transportation	(5,313)	(3,627)
	165,631	175,059
Expenses		
Operating	36,182	35,036
General and administrative	12,286	7,760
Interest and financing costs	9,432	4,772
Trust conversion costs *(Note 2)*	-	6,762
Depletion, depreciation and accretion	74,185	69,312
	132,085	123,642
Income before taxes	33,546	51,417
Taxes *(Note 8)*		
Future (reduction)	(15,272)	1,306
Capital	203	1,068
	(15,069)	2,374
Net Income before non-controlling interest	48,615	49,043
Non-controlling interest *(Note 6)*	4,536	5,490
Net income	44,079	43,553
Retained earnings, beginning of year	3,579	26,532
Plan of Arrangement *(Note 2)*	-	(36,212)
Reclassification of deficit pursuant to Plan of Arrangement *(Note 2)*	-	6,832
Distributions declared	(73,793)	(37,126)
Retained earnings (deficit), end of year	$ (26,135)	$ 3,579
Net income per unit (Note 9)		
Basic	$ 0.93	$ 0.92
Diluted	$ 0.90	$ 0.89

See accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31,

($thousands)	2006	2005
Cash provided by (used in):		
Operating activities		
Net income	$ 44,079	$ 43,553
Items not involving cash:		
Depletion, depreciation and accretion	74,185	69,312
Non-controlling interest	4,536	5,490
Compensation expense	5,007	2,158
Future taxes (reduction)	(15,272)	1,306
Accretion of convertible debentures	362	-
Trust conversion costs	-	3,424
Asset retirement expenditures	(1,673)	(2,801)
	111,224	122,442
Change in non-cash working capital	(3,450)	(13,562)
	107,774	108,880
Financing activities		
Convertible debentures, net of costs	95,521	-
Distributions to unitholders	(73,627)	(31,094)
Bank indebtedness	(35,146)	59,083
Issuance of common shares, net of costs	-	214
Buy-out of stock options *(Note 2)*	-	(9,805)
	(13,252)	18,398
Investing activities		
Capital expenditures	(69,643)	(126,139)
Acquisition of petroleum and natural gas properties	(22,378)	-
Disposition of petroleum and natural gas properties	-	13,543
Change in non-cash working capital	(1,954)	(14,706)
	(93,975)	(127,302)
Change in cash and cash equivalents	547	(24)
Cash and cash equivalents, beginning of year	217	241
Cash and cash equivalents, end of year	$ 764	$ 217
Cash interest paid	$ 7,829	$ 4,788
Capital taxes paid	$ 921	$ 1,416

See accompanying notes to the consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2006 and 2005

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

NATURE OF OPERATIONS:

Fairborne Energy Trust (the "Trust" or "Fairborne") is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta. The Trust was established as part of a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust, Fairquest Energy Limited ("Fairquest") and security holders of Fairborne Energy Ltd. (the "Plan of Arrangement") that became effective June 1, 2005.

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest, a publicly traded exploration-focused company, and Fairborne Energy Trust. Shareholders of Fairborne Energy Ltd. received one trust unit of the Trust or one exchangeable share of a subsidiary of the Trust and 0.333 of a common share of Fairquest for each common share of Fairborne Energy Ltd.

The purpose of the Trust is to indirectly explore for, develop and hold interests in petroleum and natural gas properties through investments in securities of subsidiaries. The business of the Trust is carried on by Fairborne Energy Ltd. and its subsidiaries and partnerships. The Trust owns, directly and indirectly, 100% of the common shares, (excluding the exchangeable shares – see Note 6) of Fairborne Energy Ltd. The activities of Fairborne Energy Ltd. are financed through interest bearing notes from the Trust and third party debt.

The Trust is required, pursuant to the Trust Indenture, to make distributions to the Unitholders in amounts equal to the net income of the Trust. The Trust earns income from interest on the notes due from Fairborne Energy Ltd. and from any dividends paid on the common shares of Fairborne Energy Ltd., less any expenses of the Trust.

The conversion to a Trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements for 2005 reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Fairborne Energy Ltd. Due to the conversion to a trust, certain information included in the financial statements for prior periods may not be directly comparable. For purposes of the consolidated financial statements, the share capital of Fairborne Energy Ltd. is reported under Unitholders' Equity (Note 9).

1. SIGNIFICANT ACCOUNTING POLICIES

a) BASIS OF PRESENTATION

The consolidated financial statements of the Trust have been prepared by management in accordance with generally accepted accounting principles in Canada and they include the accounts of the Trust and its wholly owned subsidiaries. All inter-company transactions have been eliminated.

b) PETROLEUM AND NATURAL GAS OPERATIONS

The Trust follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The Trust places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

Repairs and maintenance are expensed as operating costs as incurred.

c) ASSET RETIREMENT OBLIGATION ("ARO")

The Trust recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) INTEREST IN JOINT VENTURES

Substantially all of the Trust's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Trust's proportionate interest in such activities.

e) GOODWILL

The Trust records goodwill relating to acquisitions when the total purchase price exceeds the fair value of the net identifiable assets and liabilities acquired. Goodwill is assessed for impairment annually at year-end or if events occur that could result in an impairment. Impairment is recognized if the estimated fair value of the Trust is less than the book value of the Trust. If the fair value of the Trust is less than the book value, impairment is measured by allocating the fair value to the identifiable assets and liabilities as if the Trust had been acquired for a purchase price equal to its fair value. The excess of the fair value of the Trust over the amounts assigned to the assets and liabilities is the fair value of the goodwill. Any excess of the book value of goodwill over this implied fair value of goodwill is the impairment amount. Impairment is charged to income in the period in which it occurs.

f) RISK MANAGEMENT

Financial instruments may be utilized by the Trust to manage its exposure to commodity price fluctuations and foreign currency exposures. The Trust's practice is not to utilize financial instruments for trading or speculative purposes.

The Trust formally documents relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. The Trust also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

Foreign exchange gains and losses on foreign currency exchange swaps used to hedge US dollar denominated commodity contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

The Trust may use forwards, futures and swap contracts to manage its exposure to commodity price fluctuations. The net receipts or payments arising from these contracts are recognized in income as a component of oil and gas sales during the same period as the corresponding hedged position.

g) UNIT BASED COMPENSATION

The Trust has a Trust Incentive plan, which is described in Note 9. Compensation expense associated with the unit based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the unit based compensation at the date of the grant.

The amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in unitholders' capital when unit based compensation plans are exercised.

h) INCOME TAXES

The Trust is a taxable trust under the Canadian Income Tax Act. As income taxes are the responsibility of the individual unitholders and, as the Trust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by the Trust in these financial statements. During 2006 the taxation authorities have released from comment draft legislation which would result in a tax structure for trusts similar to that of corporate entities. If the proposed legislation is implemented the Trust would be required to recognize, on a prospective basis, future income taxes on temporary differences in the Trust.

Subsidiary corporations of the Trust and their associated partnerships use the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

i) FLOW-THROUGH SHARES

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and unitholders' capital is reduced by a corresponding amount.

j) CORPORATE ASSETS

Corporate assets are stated at cost. Depreciation is provided on a declining balance basis at a rate of 20%.

k) CASH AND CASH EQUIVALENTS

The Trust considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

l) CONVERTIBLE DEBENTURES

Convertible debentures are recorded at the amount of proceeds received less the amount attributed to the conversion feature, which is included as part of unitholders' equity, and the costs incurred related to the financing. The difference between the recorded amount and the face value of the convertible debentures is charged to income on an effective yield basis.

m) MEASUREMENT UNCERTAINTY

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion is based on estimates of reserve volumes and ARO is based on estimated costs and timing of expenditures. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

n) PER UNIT INFORMATION

Basic per unit amounts are calculated using the weighted average number of units outstanding during the year. Diluted per unit amounts are calculated using the treasury stock method which is based on units that would be issued under Trust incentive plans and the conversion of outstanding exchangeable shares at the end of the period. The dilutive effect of convertible debentures is calculated using the if-converted method which is based on the number of units issuable on conversion of outstanding convertible debentures. In addition, in calculating diluted net income per unit, net income is increased by the non-controlling interest, interest on the convertible debentures and accretion of the convertible debenture discount.

o) REVENUE RECOGNITION

Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

2. PLAN OF ARRANGEMENT

Pursuant to the Plan of Arrangement, Fairborne Energy Ltd. transferred to Fairquest certain producing petroleum and natural gas properties and undeveloped lands. At the time of the transaction, Fairborne Energy Ltd. and Fairquest were related parties, therefore, the assets and liabilities transferred to Fairquest were accounted for at their carrying values as follows:

Petroleum and natural gas properties and equipment	$	41,712
Future income tax asset		1,908
Cash received on transfer		(10,000)
Asset retirement obligations		(757)
Net assets transferred and reduction in share capital	$	32,863

In accordance with the Plan of Arrangement, all outstanding stock options of Fairborne Energy Ltd. vested. As a result, the remaining unamortized stock based compensation costs of $3.4 million was charged to earnings. The Trust also incurred $3.4 million of restructuring costs, which together with stock compensation expense has been included in trust conversion costs on the consolidated statement of operations.

Fairborne Energy Ltd. amended its stock option and warrant agreements to permit options and warrants to be exercised on a cashless basis and, in the case of the options, to allow the holder thereof on exercise to receive the intrinsic value payable in cash. As a result, Fairborne Energy Ltd. issued 2,702,292 common shares valued at $34.6 million and paid $9.8 million in cash in settlement of outstanding options and warrants and recorded a reduction in retained earnings as follows:

Settlement of outstanding options and warrants for common shares	$	34,643
Settlement of outstanding options for cash		9,805
Contributed surplus related to outstanding options		(4,902)
Future tax benefit of cash settlement		(3,334)
Plan of arrangement costs and reduction in retained earnings	$	36,212

Pursuant to the Plan of Arrangement, the deficit balance of $6.8 million at May 31, 2005 was reclassified against share capital.

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. For the year ended December 31, 2006, the technical services fee was $2.6 million (June 1 to December 31, 2005 - $0.9 million). The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at December 31, 2006, accounts receivable included $6.7 million (December 31, 2005 - $12.4 million) due from Fairquest.

3. CAPITAL ASSETS

		2006		2005
Petroleum and natural gas properties and equipment	$	**645,350**	$	537,724
Accumulated depletion		**(199,111)**		(126,706)
Corporate assets		**3,672**		3,099
Accumulated depreciation		**(1,348)**		(550)
	$	**448,563**	$	413,567

As at December 31, 2006, future development costs of $90 million (2005 - $86.7 million) were included in the depletion calculation and costs of acquiring unproved properties in the amount of $20.7 million (2005 - $22.5 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment balance is $5.9 million (2005 - $6.5 million) relating to asset retirement obligation, net of accumulated depletion.

Fairborne performed a ceiling test calculation at December 31, 2006 and December 31, 2005 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices for the December 31, 2006 ceiling test are based on the January 1, 2007 commodity price forecast of our independent reserve evaluators. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairborne's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at December 31, 2006.

Year	WTI Oil ($U.S./bbl)	Foreign Exchange Rate	Edmonton Light Crude Oil ($Cdn/bbl)	AECO Gas ($Cdn/mmbtu)
2007	62.00	0.87	70.25	7.20
2008	60.00	0.87	68.00	7.45
2009	58.00	0.87	65.75	7.75
2010	57.00	0.87	64.50	7.80
2011	57.00	0.87	64.50	7.85
2012	57.50	0.87	65.00	8.15
2013	58.50	0.87	66.25	8.30
2014	59.75	0.87	67.75	8.50
2015	61.00	0.87	69.00	8.70
2016	62.25	0.87	70.50	8.90
2017	63.50	0.87	71.75	9.10

Escalate thereafter 2.0% per year

4. BANK INDEBTEDNESS

At December 31, 2006 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2007 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2008. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

Under the terms of the credit facilities and subordination agreements related thereto, any present or future indebtedness of the subsidiaries of the Trust, including the notes owed from Fairborne Energy Ltd. to the Trust, are subordinate to the amounts owing under the credit facilities. Under the terms of the credit facilities and subordination agreements, the Trust is restricted from making distributions when: (i) a default or event of default under the credit facilities has occurred and is continuing; and (ii) outstanding loans under the credit facilities exceeds the borrowing base set by the lenders.

5. CONVERTIBLE DEBENTURES

On October 31, 2006, Fairborne issued 100,000 Convertible Unsecured Subordinated Debentures for gross proceeds of $100 million. The debentures bear interest at a rate of 6.5% per annum, which is payable semi-annually in arrears on December 31 and June 30 of each year commencing June 30, 2007. The debentures have a face value of $1,000 per debenture and mature on December 31, 2011. The debentures can be converted into trust units of Fairborne at any time at the option of the holders at a conversion price of $13.50 per unit. After December 31, 2009 and prior to December 31, 2010, the Trust will have the right to redeem all or a portion of the debentures at a price of $1,050 plus accrued and unpaid interest. After December 31, 2010 and prior to the maturity date, the debentures will be redeemable in whole or in part at the option of the Trust at a redemption price of $1,025 plus accrued and unpaid interest.

Based on the convertible nature of the debentures, they are considered to represent both debt and equity to the Trust under generally accepted accounting principles. The estimated fair value of the debt component of the debentures of $94.4 million is based on the fair value of a similar debt instrument without the conversion feature. The balance of the proceeds, $5.6 million, represents the fair value of the conversion feature and is recorded as the equity component of the debentures. Issue costs of $4.5 million have been offset against the debt component. The debt component will accrete up to the principal balance at maturity and the accretion will be included in interest expense.

The following table shows the convertible debenture activity for the year ended December 31, 2006:

	Number of Debentures	Debt Component	Equity Component
Issued on October 31, 2006	100,000	$ 94,419	$ 5,581
Debt issue costs	-	(4,479)	-
Accretion	-	362	-
Balance, end of year	100,000	$ 90,302	$ 5,581

6. NON-CONTROLLING INTEREST

In conjunction with the Plan of Arrangement, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. The exchangeable shares are listed on the Toronto Stock Exchange, trade separately from the trust units and represent a non-controlling interest in the financial statements of the Trust. Holders of exchangeable shares do not receive cash distributions.

The following table sets forth a reconciliation of the non-controlling interest for the years ended December 31, 2006 and 2005:

	2006		2005	
	Number of Exchangeable Shares	Amount	Number of Exchangeable Shares	Amount
Balance, beginning of year	5,612	$ 27,598	–	$ –
Issued pursuant to Plan of Arrangement (Note 9b)	–	–	7,000	27,859
Non-controlling interest net income	–	4,536	–	5,490
Converted to Trust Units	(990)	(5,002)	(1,388)	(5,751)
Balance, end of year	4,622	$ 27,132	5,612	$ 27,598

RETRACTION OF EXCHANGEABLE SHARES

The exchangeable shares can be retracted, at the option of the holder, into trust units at any time based on the exchange ratio in effect on the date of retraction. At December 31, 2006, the exchange ratio was 1:1.15773. The exchange ratio is calculated monthly and is increased, on a cumulative basis, for each distribution by an amount which assumes the reinvestment of distributions in trust units at the then prevailing market price of a trust unit. Similarly, the exchange ratio would be decreased in respect of any dividends paid on the exchangeable shares by the amount of such dividend at the then prevailing market price of a trust unit.

The retraction price is satisfied with trust units equal to the amount determined by multiplying the exchange ratio on the last business day prior to the conversion date by the number of exchangeable shares converted. The non-controlling interest is reduced by the carrying value of exchangeable shares converted.

REDEMPTION OF EXCHANGEABLE SHARES

The exchangeable shares may be redeemed for trust units or an amount in cash equal to the amount determined by multiplying the exchange ratio on the last business day prior to the redemption date by the current market price of a trust unit on the last business day prior to such redemption date ("Redemption Price").

In addition, on a date within the first 90 days of any calendar year, up to 40% of the exchangeable shares originally issued pursuant to the Plan of Arrangement may be redeemed annually at the Redemption Price. On June 1, 2016, subject to extension of such date by the board of directors, the outstanding exchangeable shares will be redeemed at the Redemption Price.

7. ASSET RETIREMENT OBLIGATION

The Trust's asset retirement obligation results from ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Trust estimated the total undiscounted amount required to settle its asset retirement obligation to be approximately $47.6 million (2005 - $46.3 million) which is scheduled to be incurred between 2014 and 2025. The majority of the costs are scheduled to be incurred between 2014 and 2020. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligation.

A reconciliation of the asset retirement obligation is provided below:

	2006	2005
Balance, beginning of year	$ 11,386	$ 13,196
Liabilities incurred	299	622
Liabilities settled	(1,673)	(2,801)
Dispositions	-	(757)
Accretion expense	982	1,126
Balance, end of year	$ 10,994	$ 11,386

8. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would have been obtained in applying the combined federal and provincial tax rate to the Trust's earnings before income taxes. The difference results from the following items:

	2006	2005
Earnings before taxes	$ 33,546	$ 51,417
Combined federal and provincial tax rate	34.86%	37.64%
Computed "expected" income tax expense	11,694	19,353
Increase (decrease) in income taxes resulting from:		
Non-deductible crown charges	4,119	5,614
Non-deductible unit based compensation	1,745	2,101
Resource allowance	(4,550)	(6,301)
Net Income attributable to the Trust	(25,332)	(13,081)
Effect of change in tax rate	(2,939)	(3,624)
Other	(9)	(2,756)
Future taxes (reduction)	(15,272)	1,306
Capital taxes	203	1,068
Total taxes	$ (15,069)	$ 2,374

The components of the future income tax liability at December 31, 2006 and 2005 are as follows:

		2006		2005
Future income tax liabilities:				
Petroleum and natural gas properties and equipment	$	82,496	$	88,942
Future income tax assets:				
Asset retirement obligation		(3,207)		(3,754)
Share issue costs		(646)		(1,311)
Loss carryforwards (expire 2007 to 2016)		(37,051)		(32,412)
		(40,904)		(37,477)
Net future income tax liability	$	41,592	$	51,465

As income taxes currently are the responsibility of the individual unitholders and the Trust distributes all of its taxable income to its unitholders, no provision has been made for income taxes by the Trust in these financial statements; therefore, excluded from future income tax assets are $5.2 million of share issue costs and convertible debenture issue costs and $1.5 million of loss carryforwards available to the Trust.

9. UNITHOLDERS' CAPITAL AND SHARE CAPITAL OF FAIRBORNE ENERGY LTD.

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

a) TRUST UNITS OF FAIRBORNE ENERGY TRUST

	2006		2005	
	Number of Units	Amount	Number of Units	Amount
Balance, beginning of year	46,400	$ 199,022	-	$ -
Issued pursuant to the Plan of Arrangement	-	-	44,979	179,006
Issued on conversion of exchangeable shares	1,075	15,482	1,421	20,016
Issued on vesting of restricted units	202	2,071	-	-
Balance, end of year	47,677	$ 216,575	46,400	$ 199,022

During the year ended December 31, 2006, 989,712 exchangeable shares were converted into 1,074,626 trust units. The market value of trust units issued on conversion was $15.5 million resulting in a reduction in non-controlling interest of $5.0 million, an increase in capital assets of $15.9 million and a future tax liability of $5.4 million. During the period June 1 to December 31, 2005, 1,388,270 exchangeable shares were converted into 1,421,413 trust units. The market value of trust units issued on conversion was $20.0 million resulting in a reduction in non-controlling interest of $5.8 million, an increase in capital assets of $21.5 million and a future tax liability of $7.3 million.

REDEMPTION RIGHT

Unitholders may redeem their trust units for cash at any time, up to a maximum value of $100,000 in any calendar month, by delivering their unit certificates to the Trustee, together with a properly completed notice regarding redemption. The redemption amount per trust unit will be the lesser of 95% of the market price of the trust units during the 10 day trading period commencing immediately after the date on which the units were tendered for redemption and the closing market price of the trust units on the principal market on which the units are quoted for trading on the day the units were tendered for redemption,

or the average of the last bid and ask prices of the units on that day if there were no trades on that date. If trust units in excess of $100,000 are tendered for redemption in any month, the Trust may, at its sole discretion, issue Notes of the Trust or a subsidiary of the Trust instead of cash for the excess amount.

b) COMMON SHARES OF FAIRBORNE ENERGY LTD.

	2005	
	Number of Shares	Amount
Balance, beginning of year	49,202	$ 220,151
Issued for cash on exercise of options	75	230
Issued on cashless exercise of warrants	1,425	18,267
Issued on cashless exercise of options	1,277	16,376
Reduction in capital for disposition to Fairquest (Note 2)	-	(32,863)
Reduction in capital for reclassification of deficit (Note 2)	-	(6,832)
Future tax impact of flow through shares	-	(8,464)
Exchanged for trust units	(44,979)	(179,006)
Exchanged for exchangeable shares (Note 6)	(7,000)	(27,859)
Balance, end of year	-	$ -

c) PER UNIT AMOUNTS

The following table summarizes the computation of net income per unit:

	2006	2005
Numerator		
Net income - basic	$ 44,079	$ 43,553
Non-controlling interest	4,536	-
Numerator for diluted net income per unit	$ 48,615	$ 43,553
Denominator		
Weighted average units - basic	47,244	47,174
Exchangeable shares	5,296	-
Restricted units	584	294
Performance units	617	168
Stock options	-	505
Warrants	-	717
Denominator for diluted net income per unit	53,741	48,858
Basic net income per unit	$ 0.93	$ 0.92
Diluted net income per unit	$ 0.90	$ 0.89

Excluded from the diluted number of trust units in 2006 is the effect of convertible debentures (1.2 million units) which are anti-dilutive to net income.

Excluded from the diluted number of trust units in 2005 is the weighted average number of exchangeable shares (3.6 million units) which were anti-dilutive to net income per unit.

d) TRUST INCENTIVE PLAN

In conjunction with the Plan of Arrangement, the Trust established a Trust Incentive Plan (the "Plan") which includes granting of restricted trust units ("Restricted Units") and performance trust units ("Performance Units") to directors, officers, employees and consultants and other service providers to the Trust and its subsidiaries. The total number of trust units issuable under the Plan shall not exceed 5% of the aggregate number of issued and outstanding trust units including the aggregate number of trust units issuable upon exchange of outstanding exchangeable shares.

Restricted Units vest annually over a three-year period and, upon vesting, entitle the holder to receive the number of trust units designated by the Restricted Unit plus the value of accumulated distributions on the vested Restricted Units. Performance Units vest on the third anniversary of the date of grant and actual payouts will be determined based on the performance of the Trust compared to its peers. Performance factors range from zero to two times the initial Performance Unit grant. Performance Units also receive additional trust units equal to the value of accumulated distributions paid to unitholders during the vesting period. Payouts under the Trust Incentive Plan may be in cash, trust units or some combination thereof at the discretion of the board of directors.

The following tables set forth a reconciliation of the Trust Incentive Plan activity for the years ended December 31, 2006 and 2005:

	2006		
	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of year	562	323	885
Issued	144	326	470
Exercised	(183)	-	(183)
Forfeited	(27)	(20)	(47)
Balance, end of year	496	629	1,125
Exercisable, end of year	-	-	-
Equivalent trust units, end of year *	554	721	1,275

* *including additional trust units to be issued for accumulated distributions earned under the Trust Incentive Plans.*

	2005		
	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of year	-	-	-
Issued	562	323	885
Balance, end of year	562	323	885
Exercisable, end of year	-	-	-
Equivalent trust units, end of year	590	339	929

The fair value of Performance and Restricted Units were determined using the unit price at the grant date and, in the case of the Performance Units, a performance factor of one time was used. The weighted average fair value of Restricted and Performance Units granted during 2006 was $14.03 and $15.03 per unit respectively. For the period June 1 to December 31, 2005, the weighted average fair value was $11.34 per unit for Restricted Units and $11.47 per unit for Performance Units granted. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

e) STOCK OPTIONS

The following table sets forth a reconciliation of the stock option plan activity for the year ended December 31, 2005:

	2005	
	Number of Options	Weighted average exercise price
Outstanding, beginning of year	3,624	$ 5.40
Granted	158	14.25
Exercised	(75)	2.87
Settled for cash or shares	(3,707)	5.83
Outstanding, end of year	–	$ –

The weighted average fair value of stock options granted during 2005 was $4.50 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4 percent, expected volatility of 40 percent and expected life of 3 years.

f) CONTRIBUTED SURPLUS

The following table sets forth a reconciliation of the contributed surplus for the years ended December 31, 2006 and 2005:

	2006	2005
Balance, beginning of year	$ 1,758	$ 1,094
Restricted and Performance Units issued	5,134	1,759
Restricted Units exercised	(2,071)	–
Trust Incentive Plan grants forfeited	(127)	(1)
Options granted	–	400
Options exercised	–	(16)
Options vested under Plan of Arrangement	–	3,424
Options settled for cash and shares	–	(4,902)
Balance, end of year	$ 4,694	$ 1,758

10. FINANCIAL INSTRUMENTS

a) CREDIT RISK

Virtually all of the Trust's accounts receivable are from counterparties in the oil and gas industry and are subject to normal industry credit risks.

b) FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value of the Trust's financial instruments, other than bank indebtedness, approximate their fair value due to their short maturity. The fair value of the bank indebtedness approximates its carrying value as it bears interest at a floating rate. The fair value of the convertible debentures approximates its carrying value excluding debt issue costs.

11. FORWARD SALES CONTRACTS

The Trust has a price risk management program whereby the Trust sells forward a portion of its future production through fixed price physical sales contracts with customers.

The following table summarizes the natural gas fixed price physical sales contracts outstanding at December 31, 2006:

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Settlement Index
AECO Collars			
Jan 1,2007 - Mar 31,2007	2,500	8.50 - 13.22	AECO C Daily
Jan 1,2007 - Mar 31,2007	2,500	9.00 - 13.00	AECO C Daily
Jan 1,2007 - Mar 31,2007	2,000	9.00 - 10.30	AECO C Daily
Jan 1,2007 - Mar 31,2007	2,000	9.00 - 11.65	AECO C Daily
Jan 1,2007 - Mar 31,2007	5,000	8.50 - 11.20	AECO C Daily
Jan 1,2007 - Mar 31,2007	3,000	9.00 - 10.55	AECO C Daily
AECO Participating Swaps			
Jan 1,2007 - Mar 31,2007	3,000	9.15 + 50% Partic.	AECO C Daily
AECO Swaps			
Jan 1,2007 - Mar 31,2007	2,000	9.20	AECO C Monthly
Jan 1,2007 - Mar 31,2007	2,500	8.00	AECO C Monthly
Apr 1,2007 - Oct 31,2007	2,500	8.10	AECO C Monthly
Apr 1,2007 - Oct 31,2007	2,500	8.11	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.785	AECO C Monthly
Apr 1,2007 - Jun 30,2007	4,000	6.80	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.70	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.745	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.75	AECO C Monthly
Oct 1,2007 - Dec 31,2007	2,500	8.16	AECO C Monthly
Nov 1,2007 - Mar 31,2008	1,500	8.25	AECO C Monthly
Nov 1,2007 - Mar 31,2008	2,500	8.71	AECO C Monthly

The following crude oil fixed price physical sales contract were outstanding at December 31, 2006:

Remaining Term	Volume (bbls/day)	Price (US$ per bbl)	Settlement Index
Puts			
Jan 1,2007 - Mar 31,2007	500	$70.00	WTI
Jan 1,2007 - Mar 31,2007	400	$70.00	WTI
Apr 1,2007 - Jun 30,2007	500	$77.00	WTI
Collars			
Apr 1,2007 - Jun 30,2007	500	$63.00-$70.00	WTI
Swaps			
Jul 1,2007 - Sep 30,2007	500	$70.68	WTI
Oct 1,2007 - Dec 31,2007	500	$70.98	WTI

12. COMMITMENTS

The Trust has certain lease commitments for its office premises through to June 2011. As at December 31, 2006 the payments due under these commitments are approximately $929,000 per annum.

Fairborne has entered into a three year contractual agreement with a third party drilling company for the use of one of their drilling rigs. The contract, which commenced on December 30, 2006, involves an annual commitment of $4.3 million.

> Corporate Information

FORWARD LOOKING STATEMENTS: This document contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected commodity prices, whether cash taxes will be payable, expected royalty rates, the effect of infrastructure interruptions, timing of tie-in of wells, capital expenditures and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Trust's website (www.fairbornetrust.com). Furthermore, the forward looking statements contained in this document are made as at the date of this document and the Trust does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

FAIRBORNE ENERGY TRUST

3400, 450 – 1st Street S.W.
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7724
Email: info@fairbornetrust.com
Website: www.fairbornetrust.com

For further information please contact
S.R. VanSickle – President & CEO or,
A. G. Grandberg – VP Finance & CFO

FAIRBORNE
ENERGY TRUST

**FAIRBORNE ENERGY TRUST ANNOUNCES
FILING OF ITS 2006 YEAR END DISCLOSURE DOCUMENTS**

March 28, 2007
Calgary, Alberta

Fairborne Energy Trust ("Fairborne") (TSX – FEL.UN) today filed its Annual Information Form which includes Fairborne's reserves data and other oil and gas information for the year ended December 31, 2006 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Fairborne has also filed its audited financial statements for the year ended December 31, 2006 and related management discussion and analysis with Canadian Securities Regulatory Authorities. Copies of Fairborne's 2006 disclosure documents may be obtained at www.sedar.com or by contacting Fairborne.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg
CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairbornetrust.com
www.fairbornetrust.com



May 9, 2007 - Fairborne Energy Trust — First Quarter Financial and Operating Results

	Three months ended March 31, 2007	2006	Change
FINANCIAL ($thousands, except per unit amounts)			
Petroleum and natural gas sales	49,666	54,789	(9%)
Funds generated from operations	26,033	28,624	(9%)
Per unit – basic	$0.55	$0.62	(11%)
Per unit – diluted	$0.48	$0.54	(11%)
Cash flow from operations (including changes in working capital)	27,750	29,579	(6%)
Per unit – basic	$0.59	$0.64	(8%)
Per unit - diluted	$0.52	$0.56	(7%)
Net income	7,160	10,859	(34%)
Per unit – basic	$0.15	$0.23	(35%)
Per unit – diluted	$0.15	$0.23	(35%)
Exploration and development expenditures	27,868	29,232	(5%)
Working capital surplus	7,093	35	n/a
Bank indebtedness	119,645	153,933	(22%)
Convertible debentures	90,819	-	-
OPERATIONS (Units as noted)			
Average production			
Natural gas *(Mcf per day)*	45,060	46,472	(3%)
Crude oil *(bbls per day)*	2,396	2,575	(7%)
Natural gas liquids *(bbls per day)*	402	384	5%
Total *(BOE per day)*	10,308	10,705	(4%)
Average sales price			
Natural gas *($ per Mcf)*	8.49	8.99	(6%)
Crude oil *($ per bbl)*[(1)]	64.19	64.41	-
Natural gas liquids *($ per bbl)*	37.91	51.30	(26%)
Netback per BOE *($ per BOE)*			
Petroleum and natural gas sales[(1)]	53.87	56.87	(5%)
Royalties	(9.48)	(12.87)	(26%)
Transportation	(1.08)	(2.15)	(50%)
Operating expenses	(9.90)	(8.65)	-
Operating netback	33.41	33.20	1%
Wells drilled *(gross)*	27	25	8%
Undeveloped land *(net acres)*	168,852	184,929	(9%)

(1) Excludes unrealized loss on derivatives.

FIRST QUARTER HIGHLIGHTS

> Announced the proposed acquisition of Fairquest Energy Limited on March 12, which, when completed, will significantly increase the Trust's working interest in its core Columbia/Harlech area.

> Strong cash flow of $26 million in the first quarter ($0.48 per unit, diluted) was essentially unchanged from the fourth quarter of 2006.

> Realized gas price of $8.49 per Mcf for the quarter, representing a 15% premium to AECO daily prices.

> First quarter netback of $33.41 is reflective of the Trust's quality production including light oil, high heat content natural gas and natural gas liquids.

> Current production of 10,500 BOE per day is higher than the quarterly average reflecting tie-ins which occurred late in the quarter and minor facility interruptions during the first quarter at Wild River and Saddle Hills.

> Capital expenditures of $27.9 million (59% directed towards drilling and completions) resulted in nine (4.1 net) natural gas wells, 17 (12.1 net) coal bed methane wells, and one (0.5 net) dry hole.

> Significant infrastructure projects completed in the first quarter included the addition of 37 MMcf per day of compression (Harlech, Wild River, Clive) as well as a major pipeline project at West Pembina.

> Signed letter of intent for supply of the required amount of CO_2 for the miscible flood of the Trust's Clive property.

FAIRQUEST ACQUISITION

On March 12, 2007 the Trust announced the proposed acquisition of Fairquest Energy Limited. The acquisition will be financed by issuing approximately 15.9 million Trust units to Fairquest shareholders and the assumption of approximately $45 million of net debt at closing. The Fairquest shareholder vote is scheduled for May 30, 2007 with closing scheduled for June 4, 2007.

This acquisition provides a unique opportunity for the Trust to increase its interest in the Columbia/Harlech area where Fairquest has drilled 18 wells over the past two years and significantly lowered the risk profile of the area in general. The acquisition includes significant exploitation potential in the Harlech area as well as exploration lands on the same trend as well as a large acreage position in the Marsh/Lambert/Pedley areas of the deep basin.

The key attributes of the Fairquest acquisition include:

> Production of approximately 2,900 BOE per day during the first quarter.

> Proved plus probable reserves of approximately 11.3 million BOE as of December 31, 2006.

> Large land position which includes over 68,000 net acres of undeveloped land.

> The addition of approximately 1,150 square kilometers of 3D seismic over Fairquest lands in the deep basin.

Excluding the value of Fairquest's undeveloped lands of $30 million (independently valued), the acquisition cost based on the relative trading values on the day of announcement results in a flowing BOE cost of $57,138 per producing BOE (based on first quarter average production of 2,900 BOE per day) and a proved plus probable reserve cost of $14.71 per BOE.

OPERATIONS UPDATE

Production for the first quarter of 2007 averaged 10,308 BOE per day, a decrease of 3% over the preceding quarter. Current production has increased to 10,500 BOE per day with the tie in of new wells in the Westerose, Clive, Rycroft and Harlech areas late in the first quarter.

First quarter cash flow was consistent with the previous quarter at $26 million with marginally lower production offset by lower costs and higher prices. Fairborne continued to realize strong oil and natural gas prices relative to index prices during the first quarter as a direct result of the Trust's light oil premiums, high heat content natural gas and active risk management strategy. The Trust realized an oil price of $64.19 per bbl and a natural gas price of $8.49 per Mcf for the first quarter. The Trust's gas price represented a 15% premium to the AECO daily index.

Operating expenses averaged $9.90 per BOE in the first quarter of 2007 compared to $9.20 per BOE in the preceding fourth quarter of 2006. The first quarter of 2007 included $0.4 million ($0.44 per BOE) of costs relating to a 2005 equalization at a third party operated plant on the Trust's Wild River and Marlboro properties. Operating costs remained higher than expected during the quarter as we continue to see cost pressure for field supplies and services.

Capital expenditures in the first quarter totaled $27.9 million which included $16.5 million for drilling and completions, $10.9 million for facilities and pipeline construction and $0.5 million for land and seismic. The Trust participated in drilling a total of 27 (16.7 net) wells drilled resulting in nine (4.1 net) natural gas wells and 17 (12.1 net) CBM wells. The Trust also earned an interest in an additional seven (1.3 net) natural gas wells drilled by industry partners under farmout arrangements.

During the first quarter, the Trust drilled four wells in the Columbia/Harlech area and earned an interest in an additional two wells drilled by partners under farmout arrangements. Drilling activities resulted in six (1.6 net) new gas wells that targeted the Viking sandstone reservoir (2,700 m), but were all drilled to the Nordegg/Rock Creek formations (3,300m) to test exploratory targets in the lower Cretaceous. All but two of these wells are currently on production, bringing the total number of Viking producing wells to 14 in the Columbia/Harlech area. Production profiles from Viking wells typically exhibit high initial flows (2 to 3 MMcf per day) with declines of up to 60% in the first six months of production after which declines follow a pattern of between 5 to 15%.

Coal Bed Methane (CBM) drilling in the Clive area resulted in the successful completion of 17 (12.1 net) gas wells. Additional compression was added in the southern portion of the Clive field (5 MMcf per day capacity) and currently is operational. The Clive property is one of our lowest decline assets and the strategy of installing the majority of our centralized compression and gathering infrastructure in 2005/2006 has allowed Clive to remain one of our lowest cost areas where we can profitably add reserves at gas prices as low as $3.50 per Mcf.

The Trust also recently signed a letter of intent with Enhance Energy Inc. for the supply of CO_2 for the miscible flood of the Trust's Clive property. Two excellent oil reservoirs exist at Clive, the Nisku and Leduc, that are the targets for CO_2 flooding. The combined original oil in place of these two carbonate reservoirs was 122 million barrels of 38^{0} API oil (EUB ST98 - 2006 Report) and have, to date, produced 70 million barrels. Preliminary reservoir modeling and simulation indicate 10% to 20% incremental recovery from these reservoirs is possible. Additional modeling, final negotiations and regulatory approval are still required prior to implementing the CO_2 flood at Clive.

The Trust's net debt at the end of the quarter was $112.6 million with $180 million of available credit facilities. Following completion of the Fairquest transaction, the Trust expects net debt to be in the order of $155 million drawn against an anticipated credit facility of approximately $220 million.

To improve predictability of cash flow and protect stability of distributions to unitholders, the Trust has increased its hedging position with approximately 42% of second and third quarter natural gas volumes at a minimum average price of $8.13 per Mcf. From the fourth quarter through the first quarter of 2008, 22% of the Trust's estimated natural gas production is allocated to sales contracts at a minimum average price of $9.23 per Mcf. For the remainder of 2007, the Trust has approximately 28% of crude oil volumes hedged at a floor price of US$67.37 per bbl. With a comfortable level of price protection on natural gas and the price of oil and gas in the forward market, the Trust expects to maintain the monthly distributions of $0.09 per unit.

SUMMARY

During the first quarter and in conjunction with the announcement of the Fairquest acquisition, the Trust reduced its monthly distribution to $0.09 per unit, commencing in April 2007. In order to maintain the sustainability of the Trust it is critical to match the total of distributions and capital expenditures with cash flow. At the current distribution level and upon completion of the Fairquest acquisition, the Trust will have done just that, which should result in stable production, cash flow and distributions on a go-forward basis.

The Trust continues to be well positioned to meet the goal of maintaining production through internal growth projects with a strong financial position and stable distributions to unitholders. In addition to our drilling based strategy, we continue to look for accretive acquisitions in our core operating areas that would provide additional production, cash flow and reserve growth as well as undeveloped land to utilize our strong technical staff for organic growth opportunities.

STEVEN R. VANSICKLE
President and Chief Executive Officer

May 8, 2007
Calgary, Alberta

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, May 8, 2007. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review first quarter 2007 activities and results as compared to the previous year, and should be read in conjunction with the unaudited interim consolidated financial statements including selected notes for the three months ended March 31, 2007 and the audited consolidated financial statements including notes for the year ended December 31, 2006 and 2005. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected taxability of distributions, anticipated effect of timing of proposed acquisition, whether cash tax will be payable, and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Trust's website (www.fairbornetrust.com). Furthermore, the forward-looking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

NON-GAAP TERMS: This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netback a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between cash flow from operations and funds generated from operations can be found in the section entitled "Distributable Cash and Distributions" with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit with diluted per unit calculations including the effect of convertible debentures.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

PROPOSED BUSINESS COMBINATION WITH FAIRQUEST ENERGY LIMITED

On March 11, 2007 Fairborne and Fairborne Energy Ltd. entered into an agreement with Fairquest Energy Limited ("Fairquest") pursuant to which Fairborne Energy Ltd. will acquire by way of a plan of arrangement (the "Arrangement") all of the issued and outstanding common shares of Fairquest ("Fairquest Shares") on the basis of 0.39 of a trust unit of the Trust for each Fairquest Share held. Completion of the Arrangement is subject to satisfaction of certain conditions including, without limitation, the requisite approval of shareholders of Fairquest, approval of the Court of Queen's Bench of Alberta and other customary regulatory approvals. The Fairquest shareholder meeting is scheduled to be held on May 30, 2007 with an anticipated closing date of June 4, 2007.

The proposed combination will result in increased production and cash flow for the Trust and provide the opportunity to develop a more extensive capital investment program on a broader range of prospects. The combined resources of the Trust and Fairquest will be significant in terms of development drilling opportunities, undeveloped land prospects and property enhancement projects. The proposed combination also provides the Trust with the unique opportunity to increase its interest in core areas of exploration and development. In Columbia/Harlech, Fairquest's exploration activities over the past two years have significantly changed the profile of the area, transitioning it from an exploration focus to a lower risk area with predominately development drilling projects.

FIRST QUARTER 2007 RESULTS

PRODUCTION

	Three months ended March 31,		
	2007	2006	Change
Natural gas *(Mcf per day)*	45,060	46,472	(3%)
Crude oil *(bbls per day)*	2,396	2,575	(7%)
Natural gas liquids *(bbls per day)*	402	384	5%
Total *(BOE per day)*	10,308	10,705	(4%)
Natural gas % of production	73%	72%	1%

Fairborne reported average production of 10,308 BOE per day for the first quarter of 2007, 3% lower than the preceding fourth quarter of 2006 (10,623 BOE per day), and 4% lower than the comparative first quarter of 2006 (10,705 BOE per day).

The Trust's development activities continue to focus on natural gas, which represented 73% of first quarter production. Natural gas production of 45.1 MMcf per day in the first quarter of 2007 reflected natural declines partially offset by incremental production from new drilling for a marginal decrease compared to both the preceding quarter (46.8 MMcf per day) and the first quarter of 2006 (46.5 MMcf per day).

Crude oil and NGL production of 2,798 bbls per day for the first quarter of 2007 was relatively consistent with the preceding fourth quarter of 2006 (2,830 bbls per day) and the comparative first quarter of 2006 (2,959 bbls per day).

COMMODITY PRICES & RISK MANAGEMENT ACTIVITIES

	Three months ended March 31,		
	2007	2006	Change
Average Prices			
Natural gas *($ per Mcf)*	8.49	8.99	(6%)
Crude oil *($ per bbl)*[1]	64.19	64.41	-
Natural gas liquids *($ per bbl)*	37.91	51.30	(26%)
BOE *($ per BOE)*	53.50	56.36	(5%)
Benchmark Prices			
AECO Daily Index *(Cdn$ per Mcf)*	7.41	7.52	(1%)
AECO Monthly Index *(Cdn$ per Mcf)*	7.46	9.27	(20%)
WTI – Edmonton par *(Cdn$ per bbl)*	67.76	69.41	(2%)

(1) Excludes unrealized loss on derivatives.

Risk Management – Physical Sales Contracts and Derivatives

The Trust's risk management strategy is based on the following objectives:

> provide greater certainty and stability to distributions;
> protect unitholder return on investment;
> reduce risk exposure in budgeted annual funds flow projections; and
> help ensure transaction economics on acquisitions.

Natural Gas

Natural gas prices improved during the first quarter of 2007, with average AECO daily and monthly prices both increasing 7% when compared to the preceding fourth quarter of 2006. Compared to the first quarter of 2006, AECO daily prices were down 1% and AECO monthly prices were down 20%. North American storage fundamentals improved somewhat in the first three months of 2007 with North American inventories at a level that is considered more manageable heading into the injection season.

During the first quarter of 2007, Fairborne continued to realize above-average natural gas prices due to the higher heat content of the Trust's production and an active risk management program. An average of 23,941 Mcf per day was sold under fixed price physical sales contracts during this quarter representing 53% of the Trust's natural gas production. Risk management activities for the first quarter 2007 increased the Trust's realized natural gas revenue by $3.9 million which had an effect of increasing the Trust's natural gas price by $0.96 per Mcf to $8.49 per Mcf, a 15% premium to the daily AECO index. At March 31, 2007, all of the Trust's outstanding natural gas contracts were entered into for the purpose of physical delivery of non-financial items and, as such, are not accounted for using mark-to-market fair value accounting. Realized gains and losses are recognized in income as a component of oil and gas sales during the same period as the physical sale.

The Trust continues to use its risk management program to manage downside price risk and provide stability to expected funds generated from operations. Currently, Fairborne has 42% of its expected gas production under fixed price physical sales contracts for the second and third quarters of 2007 at a minimum average price of $8.13 per Mcf. In addition, 22% of the Trust's estimated gas production for the period October 2007 to March 2008 is allocated to fixed price physical sales contracts at a minimum average price of $9.23 per Mcf.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts outstanding at March 31, 2007 as well as contracts entered into after March 31, 2007:

	Q2/07	Q3/07	Q4/07	Q1/08
Collars				
Volume *(Mcf per day)*	–	–	4,510	2,706
Average floor *($ per Mcf)*	–	–	$8.87	$8.87
Average ceiling *($ per Mcf)*	–	–	$10.59	$11.09
Puts and Participating Swaps				
Volume *(Mcf per day)*	1,804	5,863	451	–
Average floor *($ per Mcf)*	$8.36	$8.20	$8.45	–
Swaps				
Volume *(Mcf per day)*	26,158	4,510	6,164	6,314
Average price *($ per Mcf)*	$7.96	$8.99	$9.20	$9.75
Total volume *(Mcf per day)*	27,962	10,373	11,125	9,020
Average floor price *($ per Mcf)*	$7.99	$8.54	$9.03	$9.49

Conversion factor: 1 Mcf = 1.109 GJ

Crude Oil

Crude oil prices strengthened in the first quarter of 2007, increasing by 4% compared to average market prices in the preceding fourth quarter of 2006. For the first three months of 2007, the Trust had an average of 900 bbls per day of crude oil under fixed price physical sales contracts and derivative contracts representing 38% of crude oil production. Risk management activities, including option costs for puts purchased during the year increased the Trust's realized crude price by $2.64 per bbl for the quarter. In addition, the Trust recorded a $0.3 million unrealized loss on the change in fair value of outstanding derivative oil sales contracts. Derivative contracts were recorded as an asset at January 1, 2007 at a fair value of $0.6 million, then adjusted at March 31, 2007 to a fair value of $0.3 million, with a corresponding unrealized loss reflected in oil revenue for the quarter. Compared to the same period in 2006, the Trust's realized crude oil price of $64.19 per bbl for Q1 2007 ($63.85 per bbl including unrealized loss on derivatives) represented a decrease of less than 1% from $64.41 per bbl in 2006. For the remainder of 2007, the Trust has 26% of its estimated crude oil production protected at a minimum average price of US$68.79 per bbl.

The following table summarizes the outstanding fixed price physical sales contracts and derivative contracts on crude oil, including contracts outstanding at March 31, 2007 as well as contracts entered into after March 31, 2007:

	Q2/07	Q3/07	Q4/07	Q1/08
Collars				
Volume *(bbls per day)*	–	500	–	–
Average floor *(US$ per bbl)*	–	$63.00	–	–
Average ceiling *(US$ per bbl)*	–	$70.00	–	–
Puts and Participating Swaps				
Volume *(bbl per day)*	900	500	–	–
Average floor *(US$ per bbl)*	$64.22	$70.50	–	–
Swaps				
Volume *(bbl per day)*	–	–	500	500
Average price *(US$ per bbl)*	–	–	$70.68	$70.98
Total volume *(bbl per day)*	900	1,000	500	500
Average floor price *(US$ per bbl)*	$64.22	$66.75	$70.68	$70.98

PETROLEUM AND NATURAL GAS REVENUE

	Three months ended March 31,		
($thousands except as noted)	2007	2006	Change
Natural gas	34,420	37,598	(8%)
Crude oil	13,842	14,926	(7%)
Natural gas liquids	1,372	1,775	(23%)
Unrealized loss on derivatives	(313)	–	n/a
Other income	345	490	(30%)
Total	49,666	54,789	(9%)
Per BOE	$53.53	$56.87	(6%)

Fairborne's reported revenue of $49.7 million for the first quarter 2007 was consistent with $49.6 million recorded in the immediately preceding fourth quarter of 2006. First quarter revenue in 2007 was 9% lower compared to the same period in 2006 reflecting a 4% decrease in average daily production, weaker commodity prices and an unrealized loss on financial instruments.

ROYALTIES

	Three months ended March 31,		
($thousands except as noted)	2007	2006	Change
Crown	6,672	9,793	(32%)
Freehold and overriding	2,122	2,602	(18%)
Total	8,794	12,395	(29%)
Crown *(% of revenue)*	13.4%	17.8%	(25%)
Freehold and overriding *(% of revenue)*	4.3%	4.8%	(10%)
Total *(% of revenue)*	17.7%	22.6%	(22%)
Per BOE	$9.48	$12.87	(26%)

Fairborne recorded $8.8 million in royalties for the first quarter of 2007 (Q1 2006 - $12.4 million), representing a royalty rate of 17.7% (Q1 2006 - 22.6%). Consistent with the preceding fourth quarter of 2006, Fairborne's realized gas price was well in excess of the reference price utilized in calculating crown royalties due to the Trust's risk management program, resulting in a lower effective royalty rate. Fairborne's crown royalty rate for the first three months of 2007 is also lower than the same period in 2006 as a result of increased allowable operating cost and gas cost allowance deductions.

TRANSPORTATION EXPENSES

	Three months ended March 31, 2007	2006	Change
Transportation costs *($thousands)*	1,004	2,075	(52%)
Per BOE	$1.08	$2.15	(50%)

Transportation costs of $1.0 million for the first quarter include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with the usage of natural gas pipelines. Compared to the first quarter of 2006, transportation costs have decreased from $2.15 to $1.08 per BOE, as 2006 included adjustments for third party fuel charges on the Trust's Columbia/Harlech property.

OPERATING COSTS

($thousands except as noted)	Three months ended March 31, 2007	2006	Change
Operating costs			
Natural gas	6,736	5,966	13%
Oil and NGLs	2,451	2,369	3%
Total	9,187	8,335	10%
Per BOE	$9.90	$8.65	14%

Operating costs of $9.2 million ($9.90 per BOE) for the first quarter of 2007 include $0.4 million ($0.44 per BOE) of costs relating to a 2005 equalization at a third party operated plant on the Trust's Wild River and Marlboro properties. Excluding the 2005 equalization, operating costs of $9.46 per BOE for the first quarter were only 3% higher than the preceding fourth quarter of 2006 ($9.20 per BOE). The increase in operating costs compared to the first quarter of 2006 reflects the increase of industry service costs experienced throughout 2006.

OPERATING NETBACKS

	Three months ended March 31, 2007 Natural Gas ($/Mcf)	2007 CBM ($/Mcf)	2007 Crude oil ($/bbl)	2007 NGL's ($/bbl)	2007 BOE Production ($/BOE)	2006 BOE Production ($/BOE)	Change
Petroleum and natural gas sales [1]	8.59	7.95	64.19	37.91	53.50	56.36	(5%)
Other income	0.10	–	–	–	0.37	0.51	(27%)
Royalty expense	(1.55)	(1.00)	(12.12)	(7.02)	(9.48)	(12.87)	(26%)
Transportation expense	(0.29)	-	(0.01)	-	(1.08)	(2.15)	(50%)
Operating costs	(1.80)	(0.95)	(9.82)	(9.24)	(9.90)	(8.65)	14%
Operating netback	5.05	6.00	42.24	21.65	33.41	33.20	1%

(1) Excludes unrealized loss on derivatives

Fairborne's operating netback of $33.41 per BOE increased marginally compared to both the preceding fourth quarter of 2006 ($32.16 per BOE) and the comparative first quarter of 2006 ($33.20 per BOE).

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES

	Three months ended March 31,		
($thousands except as noted)	2007	2006	Change
G&A expenses, net of recoveries	1,735	1,383	25%
Trust Unit compensation costs	1,789	968	85%
Total G&A expenses	3,524	2,351	50%
G&A expenses, per BOE	$1.87	$1.44	30%
Compensation costs, per BOE	$1.93	$1.00	93%

Fairborne recorded $1.7 million of G&A expenses, net of recoveries in the first quarter of 2007 (Q1 2006 - $1.4 million), representing $1.87 per BOE (Q1 2006 - $1.44 per BOE). First quarter 2007 G&A costs were consistent with the full year 2006 average of $1.89 per BOE. Increased costs associated with regulatory compliance and the attraction and retention of staff contributed to the increase in G&A costs compared to the first quarter of 2006. During the first quarter of 2007, G&A costs were reduced by $0.7 million (Q1 2006 - $0.4 million) as a result of recoveries from Fairquest under the Technical Services Agreement.

Compensation expense of $1.8 million in the first quarter of 2007 (Q1 2006 - $1.0 million) included amortization of the fair value of units anticipated to be issued pursuant to Trust Incentive Plan. The increase in compensation expense compared to the prior year is consistent with additional Restricted and Performance Units issued to employees as part of the Trust's annual compensation review.

INTEREST AND FINANCING COSTS

	Three months ended March 31,		
($thousands except as noted)	2007	2006	Change
Interest expense	3,224	1,540	109%
Accretion of convertible debentures	519	-	-
Total interest and financing costs	3,743	1,540	143%
Per BOE	$4.03	$1.60	152%

Fairborne recorded $3.7 million in interest expense and financing costs in the first quarter of 2007, up from $1.5 million in the first quarter of 2006. The increase in interest expense reflects an increase in the Trust's debt levels which include $100 million of convertible debentures issued in October 2006 with interest at 6.5% per annum. At March 31, 2007, Fairborne had a total of $210.5 million of debt outstanding (March 31, 2006 - $153.9 million) with a portion of the Trust's first quarter 2007 capital expenditure program financed by debt. Also included in interest and financing costs is the accretion of convertible debentures. The costs associated with the debenture offering along with the amount allocated to the conversion feature will be included in interest and financing costs over the term of the debentures.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

	Three months ended March 31,		
	2007	2006	Change
Depletion, depreciation and accretion *($thousands)*	19,370	17,505	11%
Per BOE	$20.88	$18.17	15%

The Trust recorded $19.4 million in depletion and depreciation of capital assets and accretion of asset retirement obligations during the first quarter of 2007. On a BOE basis, the 2007 first quarter DD&A rate of $20.88 per BOE was consistent with the preceding fourth quarter 2006 ($21.06 per BOE) and 15% higher than the prior year first quarter rate of $18.17 per BOE. The increase in the DD&A rate is attributable to an increase in Fairborne's depletable base as a result of capital spending and accounting for exchangeable shares, whereby the conversion of exchangeable shares results in an increase to depletable assets, with no corresponding increase in reserves.

TAXES

	Three months ended March 31,		
($thousands except as noted)	2007	2006	Change
Future (reduction)	(3,779)	(1,961)	93%
Capital	–	437	–
Total taxes	(3,779)	(1,524)	148%
Per BOE	$(4.07)	$(1.59)	156%

Fairborne recorded a future tax recovery of $3.8 million in the first quarter of 2007 (Q1 2006 - $2.0 million). The future tax recovery results from additional interest deductions associated with the Trust's structure. The Trust is a taxable entity under the Income Tax Act which, under current legislation, is only taxable on income that is not distributed or distributable to Unitholders. In 2006, the federal government announced proposals regarding the taxation of distributions paid by trusts. Management continues to assess the proposals and the potential implications to the Trust. See "Business Environment and Risks".

NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement in 2005, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. During the first quarter of 2007, 660,220 exchangeable shares were converted into 803,943 trust units. A total of 4.0 million exchangeable shares remain outstanding on March 31, 2007 with an exchange ratio for the retraction of exchangeable shares into trust units of 1:1.22101.

The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL), trade separately from the trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust; however, the conversion ratio is adjusted monthly to reflect accumulated distributions. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

UNIT ANALYSIS

	Three months ended March 31,			
	2007		2006	
	($thousands)	($ per BOE)	($thousands)	($ per BOE)
Petroleum and natural gas revenue [1]	49,979	53.87	54,789	56.87
Royalties	(8,794)	(9.48)	(12,395)	(12.87)
Transportation costs	(1,004)	(1.08)	(2,075)	(2.15)
Operating expenses	(9,187)	(9.90)	(8,335)	(8.65)
General & administrative [2]	(1,735)	(1.87)	(1,383)	(1.44)
Interest expense [3]	(3,226)	(3.47)	(1,540)	(1.60)
Capital taxes	-	-	(437)	(0.45)
Funds generated from operations	26,033	28.07	28,624	29.71
Unrealized loss on derivatives	(313)	(0.34)	-	-
Compensation expense	(1,789)	(1.93)	(968)	(1.00)
Accretion of convertible debentures	(517)	(0.56)	-	-
Depletion, depreciation and accretion	(19,370)	(20.88)	(17,505)	(18.17)
Future tax reduction	3,779	4.07	1,961	2.04
Non-controlling interest	(663)	(0.71)	(1,253)	(1.30)
Net income	7,160	7.72	10,859	11.28

(1) net of unrealized loss on derivatives (non-cash)

(2) net of compensation expense (non-cash)

(3) net of accretion on convertible debentures (non-cash)

Fairborne reported funds generated from operations of $26.0 million ($28.07 per BOE) for the first quarter of 2007, consistent with the preceding fourth quarter of 2006 ($26.1 million) and down 9% from the first quarter of 2006 ($28.6 million). Net income of $7.2 million ($7.72 per BOE) for the first quarter of 2007 reflected the impact of increased DD&A rates as well as increased compensation expense.

LIQUIDITY AND CAPITAL RESOURCES

CAPITAL EXPENDITURES

	Three months ended March 31,	
($thousands)	2007	2006
Exploration and development		
Land and lease acquisitions	423	1,028
Geological and geophysical	-	1,712
Drilling, completions and workovers	16,544	16,812
Well equipment and facilities	10,901	9,597
Corporate assets	-	83
	27,868	29,232
Conversion of exchangeable shares	4,768	12,400
Total	32,636	41,632

During the first quarter of 2007, Fairborne's exploration and development expenditures totaled $27.9 million, with capital expenditures financed through a combination of bank debt and funds generated from operations after distributions to unitholders.

Fairborne spent $16.5 million on drilling and completion activities in the first quarter of 2007 with a total of 27 wells (16.7 net) drilled resulting in nine natural gas wells (4.1 net), 17 coal bed methane wells (12.1 net) and one dry hole. The majority of first quarter drilling activities were focused on the Trust's Columbia/Harlech and Clive properties, with four wells drilled in Columbia/Harlech and 17 CBM wells drilled on the Trust's Clive property. Capital expenditures also included $10.9 million on tangible equipment and facilities which include installation of additional compression at Wild River, Clive and Columbia/Harlech as well as construction of a major pipeline at West Pembina.

The conversion of exchangeable shares to trust units was recorded as a $4.8 million (2006 - $12.4 million) acquisition of petroleum and natural gas assets. The addition to petroleum and natural gas assets is based on the market value of trust units issued on conversion and the carrying value of the non-controlling interest.

WORKING CAPITAL AND BANK INDEBTEDNESS

At March 31, 2007, the Trust had bank indebtedness of $119.6 million (December 31, 2006 - $101.2 million) and working capital of $7.1 million (December 31, 2006 - $7.2 million). During the first quarter the Trust utilized credit facilities to finance capital expenditures in excess of cash generated from operations after distributions. The Trust's credit facilities at March 31, 2007 included a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million.

CONVERTIBLE DEBENTURES

Fairborne had 100,000 Convertible Unsecured Subordinated Debentures outstanding at March 31, 2007 with a maturity value of $100 million. The Debentures bear interest at a rate of 6.5% per annum, which is payable semi-annually in arrears on December 31 and June 30 of each year commencing June 30, 2007. The Debentures have a face value of $1,000 per debenture, mature on December 31, 2011 and can be converted into trust units of Fairborne at any time at the option of the holders at a conversion price of $13.50 per unit. Based on the convertible nature of the Debentures, they are considered to represent both debt and equity to the Trust under generally accepted accounting principles. The debt component accretes up to the principal balance at maturity with accretion included in interest expense.

UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of trust units. During the three months ended March 31, 2007, 803,943 trust units were issued on the conversion of exchangeable shares. At March 31, 2007 the exchange ratio for the retraction of exchangeable shares into trust units was 1:1.22101.

The following table provides a summary of outstanding trust units, exchangeable shares and units under Trust Incentive Plans at the dates indicated:

(thousands)	April 30, 2007	March 31, 2007	December 31, 2006
Trust units	48,523	48,523	47,677
Exchangeable shares	3,962	3,962	4,622
Trust incentive plans			
Restricted units (1)	767	748	496
Performance units (1),(2)	914	913	629
Weighted average trust units			
Basic	n/a	47,349	47,244
Diluted	n/a	53,736	53,741

(1) The number of trust units that may be issued pursuant to the Restricted Units and Performance Units will be increased for accumulated distributions.

(2) The number of trust units that may be issued pursuant to the Performance Units is dependent on a payout multiplier which is based on the relative return on trust units as compared to trust units of members of a selected peer group. Depending on the payout multiplier, the number of trust units issuable may range between zero and two trust units per Performance Unit.

DISTRIBUTABLE CASH AND DISTRIBUTIONS

Management monitors the Trust's distribution payout policy with respect to forecast net cash flow, debt levels and capital expenditures. Fairborne revised its distribution policy in March 2007, which now targets a level of distributions which combined with capital expenditures is approximately equal to cash flow. Based on this distribution policy Fairborne will target the use of approximately 45% to 50% of cash available for distribution to Unitholders. In conjunction with this policy revision, Fairborne decreased its monthly distribution from $0.13 per unit to $0.09 per unit beginning with the March 2007 distribution paid on April 15, 2007.

The Trust's monthly distributions of $0.13 per unit in January and February and $0.09 per unit for March 2007, resulted in a first quarter payout ratio of 64% of cash available for distribution (excluding exchangeables). Consistent with 2006, for tax purposes, all 2007 distributions are expected to be taxable as a return on capital with no return of capital.

	Three months ended March 31,	
($thousands except as noted)	2007	2006
Cash flow from operating activities	27,750	29,579
Change in non-cash working capital	(1,907)	(1,105)
Asset retirement expenditures	190	150
Funds generated from operations	26,033	28,624
Cash withheld for capital expenditures and debt repayment	(9,248)	(10,413)
Cash distributions declared	16,785	18,211
Cash distributions per unit per month	$0.09 to $0.13	$0.13
Payout ratio	64%	64%

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, environmental regulation and risks, competition and government regulations – all of these govern the businesses and influence the controls and management of the Trust. Fairborne manages these risks by:

> attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
> operating properties in order to maximize opportunities;
> employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
> maintaining a strong financial position; and
> maintaining strict environmental, safety and health practices.

On October 31, 2006 Federal Finance Minister Jim Flaherty (the "Finance Minister") announced a proposal to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. The Finance Minister said existing trusts would have a four year transition period and would not be subject to the new rules until 2011 (provided that the trust only experiences "normal growth" and no "undue expansion" before then). Until such rules are passed into law it is uncertain what the impact of such rules will be to the Trust and its Unitholders. However, assuming such proposals are ultimately enacted in the form proposed, the implementation of such proposals would be expected to result in adverse tax consequences to the Trust and certain of its Unitholders which would be materially different than the consequences previously described in our disclosure documents and would impact cash distributions from the Trust. It is not known at this time when the proposals will be enacted by Parliament, if at all, or whether the proposals will be enacted in the form currently proposed.

CHANGE IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

On January 1, 2007, the Trust adopted the new Canadian Institute of Chartered Accountants ("CICA") Handbook sections for financial instruments – recognition and measurement, financial instruments – presentation and disclosures, hedging, comprehensive income and equity. As prescribed by the new standards, prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value, with changes in fair value recognized in earnings.

Fairborne manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars, puts or participating swaps. Under the new accounting standards, the majority of these contracts have been designated as "normal sale" contracts; therefore, these commodity contracts are not recorded on the balance sheet at fair value. Amounts received on the settlement of the "normal sale" commodity contracts are included in petroleum and natural gas revenue as the contracts settle. Certain of these contracts do not qualify as "normal sale" contracts and, as such, are accounted for as derivative contracts and recorded on the balance sheet at fair value. Changes in the fair value of derivative contracts are recorded in earnings for the corresponding period.

The effect of initially adopting the new financial instruments accounting standard resulted in recognition of a derivative asset for $0.6 million with a corresponding amount recorded as an adjustment to opening retained earnings ($0.4 million net of tax). This adjustment represented the fair market value of the derivative contracts outstanding at January 1, 2007. At March 31, 2007, the mark to market value of outstanding derivative assets was $0.3 million, resulting in an unrealized loss of $0.3 million recorded to earnings for the three months ended March 31, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on the Trust's financial statements as Fairborne does not apply hedge accounting.

The new accounting standards require a new statement of other comprehensive income; however, there are no amounts that Fairborne would include in other comprehensive income except net income.

NEW ACCOUNTING POLICIES

Two new Canadian accounting standards have been issued which will require additional disclosure in the Trust's financial statements commencing January 1, 2008 related to the Company's financial instruments as well as its capital program and how well it is managed.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, internal controls over financial reporting related to the Trust, including its consolidated subsidiaries, to provide reasonable assurance regarding the reliability of the Trust's financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer are required to cause the Trust to disclose herein any change in the Trust's internal controls over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal controls over financial reporting. No material changes in the Trust's internal controls over financial reporting were identified during the three months ended March 31, 2007, that has materially affected, or are reasonably likely to materially affect, the Trust's internal controls over financial reporting.

It should be noted that a control system, including the Trust's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of select financial information for the quarterly periods indicated:

	Q1/07	Q4/06	Q3/06	Q2/06
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	49,666	49,581	48,845	50,914
Funds generated from operations	26,033	26,108	27,825	30,340
Per unit – basic	$0.55	$0.54	$0.58	$0.65
Per unit – diluted	$0.48	$0.43	$0.51	$0.57
Cash flow from operations (including changes in working capital)	27,750	10,189	29,969	38,037
Per unit – basic	$0.59	$0.19	$0.63	$0.82
Per unit - diluted	$0.52	$0.15	$0.55	$0.71
Net income	7,160	8,900	10,439	13,881
Per unit - basic	$0.15	$0.18	$0.22	$0.30
Per unit – diluted	$0.15	$0.17	$0.22	$0.28
Total assets	561,906	539,579	514,681	499,826
Working capital surplus (deficit)	7,093	7,158	(2,395)	(3,199)
Bank indebtedness	119,645	101,156	177,595	147,202
Convertible debentures	90,819	90,302	-	-
OPERATIONS				
Average production				
Natural gas *(Mcf per day)*	45,060	46,752	45,966	43,441
Crude oil *(bbls per day)*	2,396	2,522	2,604	2,607
Natural gas liquids *(bbls per day)*	402	308	376	432
Total *(BOE per day)*	10,308	10,623	10,640	10,280

	Q1/06	Q4/05	Q3/05	Q2*/05
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	54,789	68,751	61,656	48,807
Funds generated from operations	28,624	40,783	35,406	23,760
Per unit – basic	$0.62	$0.89	$0.78	$0.47
Per unit – diluted	$0.54	$0.77	$0.67	$0.47
Cash flow from operations (including changes in working capital)	29,579	30,731	30,001	18,466
Per unit – basic	$0.64	$0.67	$0.66	$0.38
Per unit - diluted	$0.56	$0.74	$0.57	$0.36
Net income	10,859	20,444	15,482	2,719
Per unit - basic	$0.23	$0.43	$0.34	$0.05
Per unit – diluted	$0.23	$0.42	$0.33	$0.05
Total assets	522,482	499,920	458,603	451,849
Working capital surplus (deficit)	35	1,373	984	(7,758)
Bank indebtedness	153,933	136,302	128,548	124,580
OPERATIONS				
Production				
Natural gas *(Mcf per day)*	46,472	46,886	49,412	47,077
Crude oil *(bbls per day)*	2,575	2,770	2,684	2,558
Natural gas liquids *(bbls per day)*	384	438	402	422
Total *(BOE per day)*	10,705	11,022	11,321	10,826*

* *Amounts shown include amounts prior to the effective date of the Plan of Arrangement (June 1, 2005) in respect of Fairborne Energy Ltd.*

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited)

($thousands)	March 31, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 775	$ 764
Accounts receivable	79,616	70,804
Prepaid expenses and deposits	3,159	3,278
	83,550	74,846
Capital assets *(Note 2)*	462,186	448,563
Goodwill	16,170	16,170
	$ 561,906	$ 539,579
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 72,090	$ 61,490
Distributions payable	4,367	6,198
	76,457	67,688
Bank indebtedness *(Note 3)*	119,645	101,156
Convertible debentures *(Note 4)*	90,819	90,302
Non-controlling interest *(Note 5)*	23,921	27,132
Asset retirement obligation *(Note 6)*	11,161	10,994
Future income taxes	39,600	41,592
Unitholders' Equity		
Unitholders' capital *(Note 7)*	224,153	216,575
Equity component of convertible debentures *(Note 4)*	5,581	5,581
Contributed surplus *(Note 7)*	5,925	4,694
Deficit	(35,356)	(26,135)
	200,303	200,715
Proposed business combination *(Note 9)*		
	$ 561,906	$ 539,579

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited)

($thousands except per unit amounts)	For the three months ended March 31, 2007	2006
Revenue		
Petroleum and natural gas	$ 49,666	$ 54,789
Royalties	(8,794)	(12,395)
Transportation	(1,004)	(2,075)
	39,868	40,319
Expenses		
Operating	9,187	8,335
General and administrative	3,524	2,351
Interest and financing costs	3,743	1,540
Depletion, depreciation and accretion	19,370	17,505
	35,824	29,731
Income before taxes	4,044	10,588
Taxes		
Future (reduction)	(3,779)	(1,961)
Capital	–	437
	(3,779)	(1,524)
Net income before non-controlling interest	7,823	12,112
Non-controlling interest	663	1,253
Net income	7,160	10,859
Retained earnings (deficit), beginning of period	(26,135)	3,579
Retained earnings adjustment, financial instruments *(Note 1)*	404	–
Distributions declared	(16,785)	(18,211)
Deficit, end of period	$ (35,356)	$ (3,773)
Net income per unit (Note 7)		
Basic	$ 0.15	$ 0.23
Diluted	$ 0.15	$ 0.23

See accompanying notes to the interim consolidated financial statements.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($thousands)	For the three months ended March 31, 2007	2006
Cash provided by (used in):		
Operating activities		
Net income	$ 7,160	$ 10,859
Items not involving cash:		
Depletion, depreciation and accretion	19,370	17,505
Non-controlling interest	663	1,253
Unit based compensation expense	1,789	968
Future taxes (reduction)	(3,779)	(1,961)
Accretion of convertible debentures	517	-
Unrealized loss on derivatives	313	-
Asset retirement expenditures	(190)	(150)
	25,843	28,474
Change in non-cash working capital	1,907	1,105
	27,750	29,579
Financing activities		
Distributions to unitholders	(18,616)	(18,113)
Bank indebtedness	18,489	17,631
	(127)	(482)
Investing activities		
Capital expenditures	(27,868)	(29,232)
Change in non-cash working capital	256	137
	(27,612)	(29,095)
Change in cash and cash equivalents	11	2
Cash and cash equivalents, beginning of period	764	217
Cash and cash equivalents, end of period	$ 775	$ 219
Interest paid	$ 1,263	$ 1,481
Capital taxes paid	$ -	$ 629

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2007 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2006 except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2006.

RELATIONSHIP WITH FAIRQUEST ENERGY LIMITED ("FAIRQUEST")

Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. As at March 31, 2007 accounts receivable included $8.9 million due from Fairquest. In addition, Fairborne charged Fairquest $0.7 million during the three months ended March 31, 2007 (2006 - $0.4 million) under a technical services agreement. These amounts have been recorded as a reduction to the Trust's general and administrative costs.

1. CHANGES IN ACCOUNTING POLICIES AND PRACTICES

On January 1, 2007, the Trust adopted the new Canadian accounting standards with respect to financial instruments – recognition and measurement, financial instruments – presentation and disclosures, hedging, comprehensive income and equity. As prescribed by the new standards, prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value, with changes in fair value recognized in earnings.

Fairborne manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars, puts or participating swaps. Under the new accounting standards, the majority of these contracts have been designated as "normal sale" contracts; therefore, these commodity contracts are not recorded on the balance sheet at fair value. Amounts received on the settlement of the "normal sale" commodity contracts are included in petroleum and natural gas revenue as the contracts settle. Certain of these contracts do not qualify as "normal sale" contracts and, as such, are accounted for as derivative contracts and recorded on the balance sheet at fair value. Changes in the fair value of derivative contracts are recorded in earnings for the corresponding period.

The effect of initially adopting the new financial instruments accounting standard resulted in recognition of a derivative asset for $0.6 million with a corresponding amount recorded as an adjustment to opening retained earnings net of $0.2 million of future taxes. This adjustment represented the fair market value of the derivative contracts outstanding at January 1, 2007. At March 31, 2007, the mark to market value of outstanding derivative assets was $0.3 million, resulting in an unrealized loss of $0.3 million recorded in earnings for the three months ended March 31, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on the Trust's financial statements as Fairborne does not apply hedge accounting.

The new accounting standards require a new statement of other comprehensive income; however, there are no amounts that Fairborne would include in other comprehensive income except net income.

2. CAPITAL ASSETS

		March 31, 2007		December 31, 2006
Petroleum and natural gas properties and equipment	$	678,108	$	645,350
Accumulated depletion		(216,851)		(199,111)
Corporate assets		3,672		3,672
Accumulated depreciation		(2,743)		(1,348)
	$	462,186	$	448,563

As at March 31, 2007 future development costs of $87 million (December 31, 2006 - $90 million) were included in the depletion calculation and costs of acquiring unproved properties in the amount of $20.1 million (December 31, 2006 - $20.7 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment balance is $5.7 million (December 31, 2006 - $5.9 million) relating to asset retirement obligation, net of accumulated depletion.

3. BANK INDEBTEDNESS

At March 31, 2007 the Trust had a $165 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2007 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2008. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

4. CONVERTIBLE DEBENTURES

The following table sets forth a reconciliation of the convertible debentures for the three months ended March 31, 2007:

	Number of Debentures		Debt Component		Equity Component
Balance, beginning of period	100,000	$	90,302	$	5,581
Accretion	–		517		–
Balance, end of period	100,000	$	90,819	$	5,581

5. NON-CONTROLLING INTEREST

The following table sets forth a reconciliation of the non-controlling interest for the three months ended March 31, 2007:

	Number of Exchangeable Shares		Amount
Balance, beginning of period	4,622	$	27,132
Non-controlling interest net income	–		663
Converted to Trust Units	(660)		(3,874)
Balance, end of period	3,962	$	23,921

At March 31, 2007, the exchange ratio for the retraction of exchangeable shares into Trust Units was 1:1.22101.

6. ASSET RETIREMENT OBLIGATION

The following table sets forth a reconciliation of the asset retirement obligation for the three months ended March 31, 2007:

Balance, beginning of period	$	10,994
Liabilities incurred		122
Liabilities settled		(190)
Accretion expense		235
Balance, end of period	$	11,161

7. UNITHOLDERS' CAPITAL

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

A) TRUST UNITS

The following table sets forth a reconciliation of the Trust Units issued and outstanding for the three months ended March 31, 2007:

	Number		Amount
Balance, beginning of period	47,677	$	216,575
Issued on conversion of exchangeable shares	804		7,020
Issued on vesting of restricted units	42		558
Balance, end of period	48,523	$	224,153

During the three months ended March 31, 2007, 660,220 exchangeable shares were converted into 803,943 Trust Units. The market value of Trust Units issued on conversion was $7 million resulting in a reduction in non-controlling interest of $3.9 million, an increase in capital assets of $4.7 million and a future tax liability of $1.6 million.

B) PER UNIT AMOUNTS

The following table summarizes the weighted average Trust units used in calculating net income per unit and adjustments to determine diluted net income per unit:

	Three months ended March 31, 2007	2006
Numerator		
Net income - basic	$ 7,160	$ 10,859
Non-controlling interest	663	1,253
Numerator for diluted net income per unit	$ 7,823	$ 12,112
Denominator		
Weighted average units - basic	47,349	46,524
Exchangeable shares	4,587	5,273
Restricted Units	849	424
Performance Units	951	609
Denominator for diluted net income per unit	53,736	52,830
Basic net income per unit	$ 0.15	$ 0.23
Diluted net income per unit	$ 0.15	$ 0.23

Excluded from the diluted number of trust units in 2007 is the effect of convertible debentures (7.4 million units) which are anti-dilutive to net income.

C) TRUST INCENTIVE PLANS

The following table sets forth a reconciliation of the Trust Incentive Plan activity for the three months ended March 31, 2007:

	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of period	496	629	1,125
Issued	292	286	578
Exercised	(37)	-	(37)
Forfeited	(3)	(2)	(5)
Balance, end of period	748	913	1,661
Exercisable, end of period	-	-	-
Equivalent trust units, end of period *	903	1,064	1,967

* *including additional trust units to be issued for accumulated distributions earned under the Trust Incentive Plans.*

The fair value of Performance and Restricted Units were determined using the unit price at the grant date and, in the case of the Performance Units, a factor of one time was used. The weighted average fair value of Restricted and Performance Units granted during the three months ended March 31, 2007 was $9.01 and $8.99 per unit, respectively. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

D) CONTRIBUTED SURPLUS

The following table sets forth a reconciliation of contributed surplus for the three months ended March 31, 2007:

Balance, beginning of period	$	4,694
Trust unit based compensation		1,800
Restricted Units exercised		(558)
Trust Incentive Plan grants forfeited		(11)
Balance, end of period	$	5,925

8. FINANCIAL INSTRUMENTS AND PHYSICAL DELIVERY CONTRACTS

The Trust has a risk management program whereby Fairborne sells forward a portion of its future production through fixed price physical sales contracts and derivative contracts with customers.

The following crude oil contract is a derivative contract which has been recorded as an asset at its fair value of $0.3 million on the Trust's balance sheet at March 31, 2007. The corresponding amount has been recorded as an unrealized gain on financial instruments in the statement of earnings for the three months ended March 31, 2007.

Remaining Term	Volume (bbls/day)	Price (US$ per bbl)	Settlement Index
Puts			
Apr 1,2007 - Jun 30,2007	500	$77.00	WTI

The following crude oil fixed price physical sales contracts outstanding at March 31, 2007 have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued each period with changes charged to earnings. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

Remaining Term	Volume (bbls/day)	Price (US$ per bbl)	Settlement Index
Collars			
Apr 1,2007 - Jun 30,2007	500	$63.00-$70.00	WTI
Swaps			
Jul 1,2007 - Sep 30,2007	500	$70.68	WTI
Oct 1,2007 - Dec 31,2007	500	$70.98	WTI

The following table summarizes the natural gas fixed price physical sales contracts outstanding at March 31, 2007. All of these contracts have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued each period with changes charged to earnings. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Settlement Index
AECO Collars			
Oct 1, 2007 - Dec 31,2007	3,000	8.00 - 9.25	AECO C Monthly
Nov 1,2007 - Mar 31,2008	3,000	8.00 - 10.00	AECO C Monthly
AECO Participating Swaps			
Apr 1,2007 - Jun 30,2007	2,000	7.54 + 25%	AECO C Monthly
Jul 1, 2007 - Sep 30,2007	5,000	7.33 + 25%	AECO C Monthly
Jul 1, 2007 - Oct 31,2007	1,500	7.62 + 25%	AECO C Monthly
AECO Swaps			
Apr 1,2007 - Oct 31,2007	2,500	8.10	AECO C Monthly
Apr 1,2007 - Oct 31,2007	2,500	8.11	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.785	AECO C Monthly
Apr 1,2007 - Jun 30,2007	4,000	6.80	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.70	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.745	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	6.75	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	7.36	AECO C Monthly
Apr 1,2007 - Jun 30,2007	2,000	7.40	AECO C Monthly
Apr 1,2007 - Jun 30,2007	3,000	7.60	AECO C Monthly
Oct 1, 2007 - Dec 31,2007	2,500	8.16	AECO C Monthly
Nov 1,2007 - Mar 31,2008	1,500	8.25	AECO C Monthly
Nov 1,2007 - Mar 31,2008	2,500	8.71	AECO C Monthly
Jan 1,2008 - Mar 31,2008	1,500	9.00	AECO C Monthly

9. PROPOSED BUSINESS COMBINATION

On March 11, 2007 Fairborne and Fairborne Energy Ltd. entered into an agreement with Fairquest Energy Limited ("Fairquest") pursuant to which Fairborne Energy Ltd. will acquire by way of a plan of arrangement (the "Arrangement") all of the issued and outstanding common shares of Fairquest ("Fairquest Shares") on the basis of 0.39 of a trust unit of the Trust for each Fairquest Share held. Completion of the Arrangement is subject to satisfaction of certain conditions including, without limitation, the requisite approval of shareholders of Fairquest, approval of the Court of Queen's Bench of Alberta and other customary regulatory approvals. The Fairquest shareholder meeting is scheduled to be held on May 30, 2007 with an anticipated closing date of June 4, 2007.

FAIRBORNE ENERGY TRUST

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

GLJ PETROLEUM CONSULTANTS LTD.
SPROULE ASSOCIATES LIMITED

BANK

ROYAL BANK OF CANADA
NATIONAL BANK OF CANADA
BANK OF NOVA SCOTIA
ALBERTA TREASURY BRANCH

LEGAL COUNSEL

BURNET, DUCKWORTH & PALMER LLP
MCCARTHY TETRAULT LLP

STOCK EXCHANGE LISTING

THE TORONTO STOCK EXCHANGE
Trading Symbol: **FEL.UN**
Exchangeable Shares: **FXL**
Convertible Debentures: **FEL.DB**

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual Meeting of Unitholders.

DIRECTORS

ROBERT B. HODGINS
Investor and Corporate Director

JOHANNES J. NIEUWENBURG
Chairman
C1 Energy Ltd.

MICHAEL E.J. PHELPS
Chairman
Dornoch Capital Inc.

STEVEN R. VANSICKLE
President and CEO
Fairborne Energy Trust

RICHARD A. WALLS
President and CEO
Fairquest Energy Limited

RODNEY D. WIMER
President
Mazama Capital Partners

GENERAL INFORMATION

Unitholders and interested investors are encouraged to visit our web site:
http://www.fairbornetrust.com
Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at: www.sedar.com

MEETING ANNOUNCEMENT

The Annual and Special Meeting of the Unitholders of Fairborne Energy Trust will be held at 3:00 pm, on Friday May 25, 2007 in the McMurray Room of the Calgary Petroleum Club, 319 – 5th Avenue S.W. Calgary, Alberta.

OFFICERS

STEVEN R. VANSICKLE
President
and Chief Executive Officer

DAVID L SUMMERS
Chief Operating Officer

AARON G. GRANDBERG
Chief Financial Officer

SHAUN E. ALSPACH
Vice President
Business Development

JACKIE M. CUGNET
Vice President
Finance

DAVID S. CYMBALISTY
Vice President
Engineering

F. TOM PARK
Vice President
Marketing

GARY M. POIRIER
Vice President
Production

DAVID E.T. PYKE
Vice President
Land and Contracts

JAMES E. YOUNG
Vice President
Exploration

FAIRBORNE ENERGY TRUST

FAIRBORNE ENERGY TRUST

FAIRQUEST ENERGY LIMITED

NEWS RELEASE

FAIRBORNE ENERGY TRUST AND FAIRQUEST ENERGY LIMITED JOINTLY ANNOUNCE COMPLETION OF PLAN OF ARRANGEMENT

CALGARY, ALBERTA, June 4, 2007 – Fairborne Energy Trust ("Fairborne") and Fairquest Energy Limited ("Fairquest") announced today the successful completion of the acquisition by Fairborne of all of the outstanding common shares of Fairquest pursuant to a plan of arrangement (the "Arrangement").

Pursuant to the Arrangement, the previous shareholders of Fairquest are entitled to receive, for each outstanding common share of Fairquest held by them, 0.39 of a trust unit of Fairborne. After giving effect to the Arrangement, Fairborne has approximately 65.3 million trust units outstanding and approximately 3.2 million exchangeable shares outstanding (which are currently convertible into an aggregate of approximately 4.0 million trust units, subject to further adjustment for subsequent distributions by Fairborne).

Letters of transmittal have been forwarded to shareholders of Fairquest to be utilized in order to exchange their common shares of Fairquest for trust units of Fairborne and to receive future distributions on such trust units.

Upon issuance of a Bulletin of the Toronto Stock Exchange (the "TSX") confirming receipt by the TSX of all necessary documents in connection with the closing of the Arrangement and related matters, the common shares of Fairquest will be de-listed from the TSX.

Current production from the combined entity is in line with previously reported levels of 13,000 – 13,500 BOE/d. Fairborne expects its second half 2007 capital program to be in the $50 to $55 million range resulting in the drilling of 43 gross wells (29 net). Following the acquisition Fairborne Energy Trust is approaching $1 billion in enterprise value.

The Trust plans to continue to manage its business so that its combined distributions and capital expenditures are approximately equal to its cash flow. The Trust's net debt upon completion of the transaction is approximately $165 million, before convertible debentures, on a new borrowing base of $220 million.

Strategically, the combination further strengthens Fairborne's position as a leading, sustainable natural gas focused trust. The transaction maintains Fairborne's focused production base, simplifies its operating structure and consolidates its working interest in its major growth properties.

FOR FURTHER INFORMATION PLEASE CONTACT:

FAIRBORNE ENERGY TRUST

Steven R. VanSickle, President and Chief Executive Officer

Telephone: (403) 290-7759
Fax: (403) 290-3216
svansickle@fairbornetrust.com
www.fairbornetrust.com

FAIRQUEST ENERGY LIMITED

Richard A. Walls, President and Chief Executive Officer

Telephone: (403) 290-7754
Fax: (403) 290-3216
Email: rwalls@fairquestenergy.com
Website: www.fairquestenergy.com

READER ADVISORIES

Barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

*Forward Looking Statements - Certain information regarding Fairborne, Fairborne Energy Ltd. and Fairquest (the "**Companies**") set forth in this news release, including management's assessment of the Companies' future plans and operations, the effect of the Transaction on the Companies and on securityholders of Fairborne and Fairquest, wells to be drilled, capital expenditures and the level of capital expenditures and distributions as compared to cash flow contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Companies' control, including the impact of general economic conditions, industry conditions, risks associated with oil and gas exploration, development, exploitation, production marketing and transportation, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility, inability to retain drilling rigs and other services, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources, economic or industry condition changes. The Companies' actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Companies will derive therefrom. Additional information on these and other factors that could affect the Companies' results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Fairborne's website (www.fairbornetrust.com) or Fairquest's website (www.fairquestenergy.com). Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of the Companies undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.*



August 10, 2007 - Fairborne Energy Trust — Second Quarter Financial and Operating Results

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales [1]	49,501	50,914	99,167	105,703
Funds generated from operations [2]	25,547	30,340	51,580	58,964
Per unit - basic	$0.48	$0.64	$1.03	$1.26
Per unit - diluted	$0.44	$0.57	$0.92	$1.11
Cash flow from operations (including changes in working capital)	27,724	38,037	55,474	67,616
Per unit - basic	$0.52	$0.80	$1.11	$1.44
Per unit - diluted	$0.47	$0.71	$0.99	$1.27
Net income	6,739	13,881	13,899	24,740
Per unit - basic	$0.13	$0.30	$0.28	$0.53
Per unit - diluted	$0.11	$0.28	$0.26	$0.51
Exploration and development expenditures	6,739	8,290	33,963	37,522
Acquisitions, net of dispositions	226,328	-	226,328	-
Working capital surplus (deficit)	11,594	(3,199)	11,594	(3,199)
Bank indebtedness	179,120	147,202	179,120	147,202
Convertible debentures	91,389	-	91,389	-
OPERATIONS (Units as noted)				
Average production				
Natural gas *(Mcf per day)*	48,689	43,441	46,885	44,948
Crude oil *(bbls per day)*	2,303	2,607	2,349	2,591
Natural gas liquids *(bbls per day)*	449	432	426	408
Total *(BOE per day)*	10,867	10,280	10,589	10,491
Average sales price				
Natural gas *($ per Mcf)* [1]	7.43	7.74	7.93	8.38
Crude oil *($ per bbl)* [1]	69.90	74.34	67.00	69.43
Natural gas liquids *($ per bbl)*	50.37	51.94	44.52	51.64
Netback per BOE *($ per BOE)*				
Petroleum and natural gas sales [1]	50.33	54.43	52.04	55.67
Royalties	(8.82)	(7.04)	(9.14)	(10.00)
Transportation	(0.47)	(1.00)	(0.77)	(1.58)
Operating expenses	(8.01)	(9.82)	(8.92)	(9.23)
Operating netback	33.03	36.57	33.21	34.86
Wells drilled *(gross)*	1	4	28	29
Undeveloped land *(net acres)*	233,467	182,034	233,467	182,034

(1) Excludes unrealized gains (losses) on financial instruments.
(2) Funds generated from operations is calculated using cash flow from operations as presented in the consolidated statement of cash flows before non-cash working capital and asset retirement expenditures.

SECOND QUARTER HIGHLIGHTS

- Average daily production of 10,867 BOE per day, an increase of 5% compared to the first quarter.
- Current production is 13,000 BOE per day, an increase of 20% over second quarter average production.
- Completed the acquisition of Fairquest Energy Limited ("Fairquest") effective June 4th.
- Strong operating netback of $33.03 per BOE.
- Operating costs of $8.01 per BOE reflected reductions in field operating costs as well as recoveries from third party equalizations for 2005 and 2006.
- Realized gas price of $7.43 per Mcf was 5% higher than average daily AECO prices reflecting an active risk management program and high heat content natural gas.
- Cash flow of $25.5 million ($0.44 per unit, diluted)
- Production was negatively impacted by approximately 300 BOE per day due to third party outages at Westerose and Wild River.
- In July, the Trust acquired an additional 40 sq miles of 3D seismic over the Trust's Marlboro/Pine Creek property.

FAIRQUEST ACQUISITION

The Trust successfully completed the acquisition of Fairquest on June 4th, 2007. The acquisition added approximately 2,800 BOE per day of production, 11.3 million proved plus probable reserves and over 68,000 net acres of undeveloped land. The Fairquest acquisition provides the Trust with the unique opportunity to increase its interest and participation in exploitation and exploration prospects in its existing areas of focus as well as facilities including the Harlech Compressor Station (now owned 100% by Fairborne) and the West Pembina Sour Gas Plant. Fairquest's large acreage position in the Marsh/Lambert/Pedley areas of the deep basin provide access to additional exploration properties where Fairquest had established joint venture relationships and developed a number of deep exploration prospects.

As consideration for the Fairquest acquisition, the Trust issued 15.8 million Trust units to Fairquest shareholders and assumed $50.7 million of net debt, resulting in bank debt of $179.1 million at June 30 against an increased borrowing base of $220 million. Results of operations from Fairquest properties have been included in Fairborne's results beginning June 4th, 2007.

OPERATIONS UPDATE

Production for the second quarter of 2007 averaged 10,867 BOE per day, with production from Fairquest properties included beginning June 4th. Second quarter production was negatively impacted by outages and interruptions including a turnaround at a third party facility in Westerose, and a power failure at a third party facility in Wild River as well as a compressor installation. The impact of outages and interruptions reduced second quarter average production by approximately 300 BOE per day. With significant second quarter outages corrected during the third quarter, and two new wells tied in during the month of July, current production is 13,000 BOE per day, with production expected to range between 13,000 and 13,300 BOE per day for the third and fourth quarters of 2007.

Fairborne continued to record a strong operating netback for the second quarter of $33.03 per BOE, with operating costs of $8.01 per BOE. Net recoveries of $1.5 million ($1.50 per BOE) were recorded during the second quarter of 2007, the majority of which related to 2005 and 2006 equalizations at a third party operated gas facility in West Pembina. Based on current production levels and the Trust's existing properties, the Trust expects operating costs to average between $9.00 and $9.50 per BOE for the remainder of 2007.

Fairborne's estimated capital program for the remainder of 2007 will be allocated 65% for drilling and completion activities, 26% on equipping and tie-ins of wells, and 9% on land and seismic activities. Drilling activities for the balance of the year will result in Fairborne participating in an additional 42 wells (27.3 net) in a variety of different areas. The largest number of wells will be drilled in the Clive area where Fairborne plans to either drill or participate in 22 wells (15.2 net). In addition, Fairborne plans to be actively drilling in Westerose, the Belly River Unit, Columbia/Harlech, the Deep Basin as well as the Peace River Arch.

The Trust is continuing its evaluation and program development of a proposed miscible flood at the Trust's Clive property. Two excellent reservoirs exist at Clive, the Nisku and Leduc, that are the targets for the CO_2 flooding. The combined original oil in place of these two carbonate reservoirs was 122 million barrels of 38^{0} API oil (EUB ST98 - 2006 Report); production to date has totalled 70 million barrels. Preliminary reservoir modeling and simulation indicate 10% to 20% incremental recovery from these reservoirs is possible. The Trust has signed a letter of intent with Enhance Energy Inc. for the supply of CO_2. Additional work, final registration and regulatory approval are still required prior to implementing the CO_2 flood at Clive.

Based on volatility in commodity prices and softening of natural gas prices, Fairborne continued with its hedging program in order to sustain cash flow and maintain distributions to unitholders. For the remainder of 2007, the Trust has approximately 25% of natural gas volumes at a minimum average price of $8.64 per Mcf and approximately 18% of crude oil volumes hedged at a floor price of US$70.83 per bbl.

OUTLOOK

Fairborne will continue to focus on operational, development and acquisition opportunities which enable us to deliver sustainable results to our unitholders. Having completed the acquisition of Fairquest, the Trust has increased its production base which, combined with a moderate level of commodity price protection, will enable us to pursue the prudent development of our extensive inventory of internal growth projects while paying a competitive distribution to unitholders. We look forward to an active capital program in the latter half of 2007 with a goal to maintain or improve current production levels.

STEVEN R. VANSICKLE
President and Chief Executive Officer

August 9, 2007
Calgary, Alberta

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, August 9, 2007. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review second quarter 2007 activities and results as compared to the previous year, and should be read in conjunction with the unaudited interim consolidated financial statements including selected notes for the six months ended June 30, 2007 and the audited consolidated financial statements including notes for the years ended December 31, 2006 and 2005. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization.

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Management's assessment of future plans and operations, wells to be drilled, expected transportation costs, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected taxability of distributions, capital expenditures, and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Trust's website (www.fairbornetrust.com). Furthermore, the forwardlooking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forwardlooking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

NON-GAAP TERMS: This document contains the terms "funds generated from operations", "distributable cash/cash available for distribution", "payout ratio" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netback a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations, distributable cash/cash available for distribution and payout ratio key measures as they demonstrate Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations, distributable cash/cash available for distribution and payout ratio may not be comparable to that reported by other companies. The reconciliation between cash flow from operations and funds generated from operations can be found in the section entitled "Distributable Cash and Distributions" with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit with diluted per unit calculations including the effect of convertible debentures.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

BUSINESS COMBINATION WITH FAIRQUEST ENERGY LIMITED

On June 4, 2007, Fairborne completed the acquisition of Fairquest Energy Limited ("Fairquest"). As consideration for the acquisition, the Trust issued 15.8 million Trust units to Fairquest shareholders and assumed $50.7 million of net debt. In addition, the Trust also issued 4.6 million warrants to acquire an additional 1.8 million Trust units at an exercise price of $8.13 per Trust unit in exchange for outstanding Fairquest warrants. Results of operations from Fairquest properties have been included in Fairborne's results beginning June 4, 2007.

The immediate impact of the combination resulted in increased production and cash flow for the Trust, thereby providing the opportunity to develop a more extensive capital investment program on a broader range of prospects. Moving forward, the combined resources of the Trust and Fairquest are significant in terms of development drilling opportunities, undeveloped land, prospects and property enhancement projects. The combination also provided the Trust with the unique opportunity to increase its interest in core areas of exploration and development. In Columbia/Harlech, Fairquest's exploration drilling activities over the past 2 years have significantly lowered the risk profile of the area, transitioning it from an exploration focus to a lower risk area with more development drilling projects.

SECOND QUARTER 2007 FINANCIAL RESULTS

PRODUCTION

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	Change	2007	2006	Change
Natural gas *(Mcf per day)*	48,689	43,441	12%	46,885	44,948	4%
Crude oil *(bbls per day)*	2,303	2,607	(12%)	2,349	2,591	(9%)
Natural gas liquids *(bbls per day)*	449	432	4%	426	408	4%
Total *(BOE per day)*	10,867	10,280	6%	10,589	10,491	1%
Natural gas % of production	75%	70%	–	74%	71%	–

Fairborne's second quarter production, which included Fairquest properties from June 4 to June 30, averaged 10,867 BOE per day, 5% higher than the preceding first quarter of 2007 (10,308 BOE per day), and 6% higher than the comparative second quarter of 2006 (10,280 BOE per day).

Natural gas production of 48.7 MMcf per day in the second quarter (Q1 2007 – 45.1 MMcf per day) reflected the addition of properties acquired in the Fairquest acquisition from June 4 to June 30. Second quarter production was also negatively impacted by several outages and interruptions, including a turnaround at a third party facility in Westerose, and a power failure and compressor installation at a third party facility in Wild River. The impact of outages and interruptions reduced second quarter average production by approximately 300 BOE per day. On a year-to-date basis, natural gas production of 46.9 MMcf per day in 2007 is 4% higher than the prior year average of 44.9 MMcf per day.

Average crude oil and NGL production of 2,752 bbls per day for the second quarter of 2007 is consistent with the preceding first quarter 2007 (2,798 bbls per day).

With significant second quarter outages corrected during the third quarter and two new wells tied in during the month of July, the Trust expects production to range between 13,000 and 13,300 BOE per day for the remainder of 2007.

COMMODITY PRICES & RISK MANAGEMENT ACTIVITIES

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	Change	2007	2006	Change
Average Prices						
Natural gas *($ per Mcf)**	7.43	7.74	(4%)	7.93	8.38	(5%)
Crude oil *($ per bbl)**	69.90	74.34	(6%)	67.00	69.43	(3%)
Natural gas liquids *($ per bbl)*	50.37	51.94	(3%)	44.52	51.64	(14%)
BOE *($ per BOE)*	50.17	53.77	(7%)	51.78	55.08	(6%)
Benchmark Prices						
AECO Daily Index *(Cdn$ per Mcf)*	7.07	6.01	18%	7.24	6.76	7%
AECO Monthly Index *(Cdn$ per Mcf)*	7.37	6.27	18%	7.41	7.77	(5%)
WTI – Edmonton par *(Cdn$ per bbl)*	72.62	78.89	(8%)	70.19	74.15	(5%)

* *Excludes unrealized loss on derivatives.*

Risk Management – Physical Sales Contracts and Derivatives

The Trust's risk management strategy is based on the following objectives:

> provide greater certainty and stability to distributions;
> protect unitholder return on investment;
> reduce risk exposure in budgeted annual funds flow projections; and
> help ensure transaction economics on acquisitions.

Natural Gas

Natural gas prices decreased during the second quarter of 2007, with average AECO daily prices falling 5% and monthly prices remaining relatively constant, decreasing by only 1%, when compared to the first quarter of 2007. Compared to the second quarter of 2006, AECO daily and monthly prices increased 18%. US storage fundamentals worsened during the second quarter of 2007 as the North American market experienced record levels of liquid natural gas ("LNG") imports. In combination with increased lower 48 production, current storage levels are 14% above the 5 year average and 3% below the record levels established for the same period in 2006.

During the second quarter of 2007, Fairborne continued to realize above-average natural gas prices due to the higher heat content of the Trust's production and an active risk management program. An average of 28.2 MMcf per day was sold under fixed price physical sales contracts during this quarter representing 58% of the Trust's natural gas production. Risk management activities for the second quarter of 2007 increased the Trust's realized natural gas revenue by $1.4 million which had an effect of increasing the Trust's natural gas price by $0.32 per Mcf to $7.43 per Mcf, a 5% premium to the weighted average daily AECO index. At June 30, 2007, the Trust had two basis swap contracts outstanding which qualify as derivative contracts. The mark-to-market value of these contracts has been recorded as an unrealized loss of approximately $10,000 at June 30, 2007.

The Trust continues to use its risk management program to manage downside price risk and provide stability to expected funds generated from operations. Currently, Fairborne has 25% of its gas production under fixed price physical sales contracts for the third and fourth quarters of 2007 at a minimum average price of $8.64 per Mcf. On an annualized basis for the 2007 calendar year, the Trust has an average of 41% of its natural gas protected at an average price of $8.63 per Mcf. In addition, 19% of the Trust's estimated gas production for the first quarter of 2008 is allocated to fixed price physical sales contracts at a minimum average price of $9.26 per Mcf.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts outstanding at June 30, 2007 as well as contracts entered into after June 30, 2007:

	Q3/07	Q4/07	Q1/08
Collars			
Volume *(Mcf per day)*	–	7,277	5,458
Average floor *($ per Mcf)*	–	$8.80	$8.80
Average ceiling *($ per Mcf)*	–	$10.66	$11.16
Puts and Participating Swaps			
Volume *(Mcf per day)*	10,460	1,364	–
Average floor *($ per Mcf)*	$8.17	$8.34	–
Swaps			
Volume *(Mcf per day)*	4,548	6,216	6,367
Average price *($ per Mcf)*	$8.91	$9.12	$9.67
Total volume *(Mcf per day)*	15,008	14,857	11,825
Average floor price *($ per Mcf)*	$8.39	$8.89	$9.26

Conversion factor: 1 Mcf = 1.09 GJ

The Trust has also locked in the AECO basis on 5,000 mmbtu/d at NYMEX less US$0.845/mmbtu for the second quarter of 2008 and NYMEX less US$0.865/mmbtu for the third quarter of 2008. These basis swap contracts are accounted for as derivative contracts.

Crude Oil

Crude oil prices strengthened in the second quarter of 2007, increasing by 7% compared to average market prices in the preceding quarter. For the second quarter of 2007, the Trust had an average of 1,000 bbls per day of crude oil under fixed price physical sales contracts and derivative contracts representing 40% of crude oil production. Risk management activities, including option costs for puts purchased during the year increased the Trust's realized crude price by $0.3 million or $1.46 per bbl for the quarter. The change in the mark-to-market value of derivative contracts from March 31 to June 30, 2007, resulted in a $0.3 million loss during the second quarter. Compared to the same period in 2006, the Trust's realized crude oil price of $69.90 per bbl for Q2 2007 ($68.63 per bbl including unrealized loss on derivatives) represented a decrease of 6% from $74.34 per bbl in 2006. For the remainder of 2007, the Trust has 18% of its estimated crude oil production protected at a minimum average price of US$70.83 per bbl.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts outstanding at June 30, 2007 as well as contracts entered into after June 30, 2007:

	Q3/07	Q4/07	Q1/08	Q2/08
Swaps				
Volume *(bbl per day)*	500	500	500	500
Average price *($US per bbl)*	$70.68	$70.98	$70.70	$70.55

PETROLEUM AND NATURAL GAS REVENUE

($thousands except as noted)	Three months ended June 30, 2007	2006	Change	Six months ended June 30, 2007	2006	Change
Natural gas	32,907	30,612	8%	67,327	68,210	(1%)
Crude oil	14,647	17,639	(17%)	28,489	32,565	(13%)
Natural gas liquids	2,058	2,042	1%	3,430	3,817	(10%)
Unrealized loss on derivatives	(266)	–	n/a	(579)	–	n/a
Other income	155	621	(75%)	500	1,111	(55%)
Total	49,501	50,914	(3%)	99,167	105,703	(6%)
Per BOE	$50.06	$54.43	(8%)	$51.74	$55.67	(7%)

Fairborne's reported revenue of $49.5 million for the second quarter 2007 was marginally lower than the $49.7 million recorded in the first quarter of 2007. The impact of increased production in the second quarter was offset by decreases in realized commodity prices. Compared to the prior year, both the second quarter and year-to-date revenue were lower in 2007 with higher production levels more than offset by weaker commodity prices and unrealized losses on financial instruments in 2007.

ROYALTIES

($thousands except as noted)	Three months ended June 30, 2007	2006	Change	Six months ended June 30, 2007	2006	Change
Crown	6,396	4,152	54%	13,068	13,946	(6%)
Freehold and overriding	2,326	2,436	(5%)	4,448	5,038	(12%)
Total	8,722	6,588	32%	17,516	18,983	(8%)
Crown *(% of revenue)*	12.9%	8.1%	59%	13.2%	13.2%	–
Freehold and overriding *(% of revenue)*	4.7%	4.8%	(2%)	4.5%	4.8%	(6%)
Total *(% of revenue)*	17.6%	12.9%	36%	17.7%	18.0%	(2%)
Per BOE	$8.82	$7.04	25%	$9.14	$10.00	(9%)

The Trust recorded $8.7 million of royalties for the second quarter of 2007, representing a rate of 17.6%, consistent with the first quarter of 2007 (17.7%), the six months ended June 30, 2007 (17.7%) and the first six months of 2006 (18.0%). Throughout 2006 and the first six months of 2007, Fairborne's realized gas price was well in excess of the reference price utilized in calculating crown royalties due to the Trust's risk management program, resulting in a lower effective royalty rate. In addition, crown royalty credits of $0.9 million were received in June 2007 relating to 2006 crown cost deductions and capital cost allowance. Similarily, $2.6 million of crown royalty credits were recorded in June 2006 related to 2005 crown cost deductions and capital cost allowance, resulting in a comparatively lower rate of 12.9% in the second quarter 2006.

TRANSPORTATION EXPENSES

	Three months ended June 30, 2007	2006	Change	Six months ended June 30, 2007	2006	Change
Transportation costs *($thousands)*	465	930	(50%)	1,469	3,005	(51%)
Per BOE	$0.47	$1.00	(53%)	$0.77	$1.58	(51%)

Transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with the usage of natural gas pipelines. During the second quarter of 2007, Fairborne's transportation

costs were reduced by an accounting adjustment of $0.7 million which related to natural gas transportation costs from June 2005 to current. Based on existing transportation commitments, the Trust expects transportation costs to be between $1.00 to $1.10 per BOE for the remainder of 2007.

OPERATING COSTS

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	2007	2006	Change	2007	2006	Change
Operating costs						
Natural gas	6,131	6,559	(7%)	12,867	12,525	3%
Oil and NGLs	1,785	2,623	(32%)	4,236	4,992	(15%)
Total	7,916	9,182	(14%)	17,103	17,517	(2%)
Per BOE	$8.01	$9.82	(18%)	$8.92	$9.23	(3%)

Operating costs of $7.9 million during the second quarter of 2007 ($8.01 per BOE) were reduced by approximately $1.5 million ($1.50 per BOE) for facility equalizations primarily related to 2005 and 2006. The most significant equalization related to a major third party facility in the Trust's West Pembina area, with additional equalizations on operated facilities also recorded during the second quarter, for a net effect of $1.50 per BOE. Excluding the impact of equalizations, regular operating costs for the second quarter were approximately $9.50 per BOE, consistent with first quarter costs of $9.46, also excluding equalizations.

Based on current production levels and the Trust's existing properties, the Trust expects operating costs to average between $9.00 and $9.50 per BOE for the remainder of 2007.

OPERATING NETBACKS

	Three months ended June 30,						
	2007					2006	
	Natural Gas ($/Mcf)	CBM ($/Mcf)	Crude oil ($/bbl)	NGL's ($/bbl)	BOE Production ($/BOE)	BOE Production ($/BOE)	Change
Petroleum and natural gas sales [1]	7.49	7.13	69.90	50.37	50.17	53.77	(7%)
Other income	0.05	0.01	(0.27)	–	0.16	0.66	(76%)
Royalty expense	(1.55)	(0.46)	(11.27)	(7.14)	(8.82)	(7.04)	25%
Transportation expense	(0.11)	–	(0.31)	–	(0.47)	(1.00)	(53%)
Operating costs	(1.52)	(0.70)	(7.33)	(6.10)	(8.01)	(9.82)	(18%)
Operating netback	4.36	5.98	50.72	37.13	33.03	36.57	(10%)

(1) Excludes unrealized loss on derivatives

	Six months ended June 30,						
	2007					2006	
	Natural Gas ($/Mcf)	CBM ($/Mcf)	Crude oil ($/bbl)	NGL's ($/bbl)	BOE Production ($/BOE)	BOE Production ($/BOE)	Change
Petroleum and natural gas sales [1]	8.02	7.52	67.00	44.52	51.78	55.08	(6%)
Other income	0.08	–	(0.12)	–	0.26	0.59	(56%)
Royalty expense	(1.55)	(0.72)	(11.70)	(7.07)	(9.14)	(10.00)	(9%)
Transportation expense	(0.20)	–	(0.15)	–	(0.77)	(1.58)	(51%)
Operating costs	(1.65)	(0.81)	(8.59)	(7.57)	(8.92)	(9.23)	(3%)
Operating netback	4.70	5.99	46.44	29.88	33.21	34.86	(5%)

(1) Excludes unrealized loss on derivatives

The Trust's operating netback of $33.03 per BOE for the second quarter decreased by 1% compared to the first quarter ($33.41 per BOE). The impact of reduced commodity prices was only partially offset by lower royalties and operating costs during the second quarter. Reductions in operating netbacks compared to 2006 on both a quarter-over-quarter and year-to-date basis are also primarily attributable to reduced commodity prices.

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	2007	2006	Change	2007	2006	Change
G&A expenses, net of recoveries	3,384	2,023	67%	5,119	3,406	50%
Trust Unit compensation costs	1,869	1,390	34%	3,658	2,358	55%
Total G&A expenses	5,253	3,413	54%	8,777	5,764	52%
G&A expenses, per BOE	**$3.42**	$2.16	58%	**$2.67**	$1.79	49%
Compensation costs, per BOE	**$1.89**	$1.49	27%	**$1.91**	$1.24	54%

Fairborne recorded $3.4 million of G&A expenses, net of recoveries in the second quarter of 2007 (Q2 2006 - $2.0 million), representing $3.42 per BOE (Q2 2006 - $2.16 per BOE). G&A expenses for the second quarter increased from $1.7 million in the first quarter of 2007 primarily due to increased employee compensation with cash bonuses paid out in April, 2007. No such incentives were paid out during 2006. For the remainder of 2007, Fairborne expects G&A expenses, net of recoveries, to average between $1.75 and $1.85 per BOE.

G&A expenses were offset by recoveries from Fairquest under the Technical Services Agreement prior to June 4, 2007. Fairborne recorded a recovery of $1.7 million under this agreement during the six months ended June 30, 2007 compared to $1.2 million for the same period last year.

Compensation expense of $1.9 million in the second quarter of 2007 (Q2 2006 - $1.4 million) was comparable to the first quarter of 2007 ($1.8 million). Compensation expense includes amortization of the fair value of Trust units anticipated to be issued pursuant to the Trust's Incentive Plan. The increase in compensation expense compared to the prior year is consistent with additional Restricted and Performance Units issued to employees as part of the Trust's annual compensation reviews.

INTEREST AND FINANCING COSTS

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	2007	2006	Change	2007	2006	Change
Interest expense	3,733	2,075	80%	6,959	3,615	93%
Accretion of convertible debentures	570	-	n/a	1,087	-	n/a
Total interest and financing costs	4,303	2,075	107%	8,046	3,615	123%
Per BOE	**$4.35**	$2.22	96%	**$4.20**	$1.90	121%

Fairborne recorded $3.7 million in interest expense in the second quarter of 2007, a 16% increase from the first quarter ($3.2 million) and an 80% increase from $2.1 million in the second quarter of 2006. The increase in interest expense reflects an increase in interest rates as well as an increase in the Trust's debt levels which include $100 million of convertible debentures issued in October 2006 with interest at 6.5% per annum. Fairborne's debt levels increased further effective June 4, 2007 with the assumption of $50.7 million of net debt on the acquisition of Fairquest.

Also included in interest and financing costs is the accretion of convertible debentures beginning in October 2006. The costs associated with the debenture offering along with the amount allocated to the conversion feature will be included in interest and financing costs over the term of the debentures.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

	Three months ended June 30,			Six months ended June 30,		
	2007	2006	Change	2007	2006	Change
Depletion, depreciation and accretion *($thousands)*	22,825	17,519	30%	42,195	35,024	20%
Per BOE	$23.08	$18.73	23%	$22.01	$18.44	19%

The Trust recorded $22.8 million in depletion and depreciation of capital assets and accretion of asset retirement obligations during the second quarter of 2007. On a BOE basis, the DD&A rate of $23.08 for the second quarter of 2007 is 11% higher than the rate for the first quarter of 2007 (Q1 2007 - $20.88) and 23% higher than the rate for the second quarter of 2006 (Q2 2006 - $18.73). The increase in the DD&A rate is attributable to an increase in Fairborne's depletable base resulting from several factors: the acquisition of Fairquest assets at their estimated fair market value, capital spending during the quarter and accounting for exchangeable shares, whereby the conversion of exchangeable shares results in an increase to depletable assets, with no corresponding increase in reserves.

TAXES

	Three months ended June 30,			Six months ended June 30,		
($thousands except as noted)	2007	2006	Change	2007	2006	Change
Future (reduction)	(7,026)	(3,848)	82%	(10,805)	(5,809)	86%
Capital (recovery)	-	(224)	n/a	-	213	n/a
Total taxes	(7,026)	(4,072)	73%	(10,805)	(5,596)	93%
Per BOE	$(7.10)	$(4.35)	63%	$(5.64)	$(2.95)	91%

Fairborne recorded a future tax recovery of $7.0 million in the second quarter of 2007 (Q2 2006 - $3.8 million) with a $10.8 million recovery booked for the first six months of 2007 (June 30, 2006 - $5.8 million). The future tax recovery results from additional interest deductions associated with the Trust's structure.

On October 31, 2006 the Federal Finance Minister announced a proposal to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts and certain other entities at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. The Finance Minister said existing trusts would have a four year transition period and would not be subject to the new rules until 2011 (provided that the trust only experiences "normal growth" and no "undue expansion" before then).

On June 12, 2007, the Legislation that results in distributions from flow-through entities, like Fairborne, being taxed at a rate of 31.5% was substantively enacted for purposes of Canadian GAAP. As such, trusts which qualify under this legislation ("SIFT tax"), including Fairborne, must recognize future income tax assets and liabilities in the current period with a corresponding amount included in future tax expense on the statement of operations pertaining to temporary differences at the trust level. Previously, temporary differences at the trust level were not subject to current or future income taxes. At the trust level, Fairborne does not have any significant future income tax assets or liabilities and, as such, the substantive enactment of the SIFT tax did not result in a significant future tax expense or recovery being recognized in the second quarter financial statements.

NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement in 2005, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. During the first six months of 2007, 1,443,584 exchangeable shares were converted into 1,780,507 Trust Units. A total of 3.2 million exchangeable shares remain outstanding on June 30, 2007 with an exchange ratio for the retraction of exchangeable shares into Trust units of 1:1.25856.

The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL), trade separately from the trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust; however, the conversion ratio is adjusted monthly to reflect accumulated distributions. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

UNIT ANALYSIS

	Three months ended June 30,			
	2007		2006	
	($thousands)	**($/BOE)**	($thousands)	($/BOE)
Petroleum and natural gas revenue [1]	49,767	50.33	50,914	54.43
Royalties	(8,722)	(8.82)	(6,588)	(7.04)
Transportation costs	(465)	(0.47)	(930)	(1.00)
Operating expenses	(7,916)	(8.01)	(9,182)	(9.82)
General & administrative [2]	(3,384)	(3.42)	(2,023)	(2.16)
Interest expense [3]	(3,733)	(3.78)	(2,075)	(2.22)
Capital taxes	–	–	224	0.24
Funds generated from operations	25,547	25.83	30,340	32.43
Unrealized loss on derivatives	(266)	(0.27)	-	-
Compensation expense	(1,869)	(1.89)	(1,390)	(1.49)
Accretion of convertible debentures	(570)	(0.57)	–	-
Depletion, depreciation and accretion	(22,825)	(23.08)	(17,519)	(18.73)
Future tax reduction	7,026	7.10	3,848	4.11
Non-controlling interest	(304)	(0.31)	(1,398)	(1.49)
Net income	6,739	6.81	13,881	14.83

(1) net of unrealized loss on derivatives (non-cash)

(2) net of compensation expense (non-cash)

(3) net of accretion on convertible debentures (non-cash)

	Six months ended June 30,			
	2007		2006	
	($thousands)	($/BOE)	($thousands)	($/BOE)
Petroleum and natural gas revenue [1]	99,746	52.04	105,703	55.67
Royalties	(17,516)	(9.14)	(18,983)	(10.00)
Transportation costs	(1,469)	(0.77)	(3,005)	(1.58)
Operating expenses	(17,103)	(8.92)	(17,517)	(9.23)
General & administrative [2]	(5,119)	(2.67)	(3,406)	(1.79)
Interest expense [3]	(6,959)	(3.63)	(3,615)	(1.90)
Capital taxes	-	-	(213)	(0.11)
Funds generated from operations	51,580	26.91	58,964	31.06
Unrealized loss on derivatives	(579)	(0.30)	-	-
Compensation expense	(3,658)	(1.91)	(2,358)	(1.24)
Accretion of convertible debentures	(1,087)	(0.57)	-	-
Depletion, depreciation and accretion	(42,195)	(22.01)	(35,024)	(18.44)
Future tax reduction	10,805	5.64	5,809	3.06
Non-controlling interest	(967)	(0.51)	(2,651)	(1.40)
Net Income	13,899	$7.25	24,740	$13.04

(1) net of unrealized loss on derivatives (non-cash)
(2) net of compensation expense (non-cash)
(3) net of accretion on convertible debentures (non-cash)

Fairborne reported funds generated from operations of $25.5 million ($25.83 per BOE) for the second quarter of 2007, consistent with the first quarter of 2007 ($26.0 million) and down 16% from the second quarter of 2006 ($30.3 million). Net income of $6.7 million ($6.81 per BOE) for the second quarter of 2007 reflected the impact of increased DD&A rates as well as increased interest and compensation expense.

LIQUIDITY AND CAPITAL RESOURCES

CAPITAL EXPENDITURES

	Three months ended June 30,		Six months ended June 30,	
($thousands)	2007	2006	2007	2006
Exploration and development				
Land and lease acquisitions	632	587	1,055	1,615
Geological and geophysical	28	17	28	1,729
Drilling, completions and workovers	668	3,557	16,502	20,370
Well equipment and facilities	4,767	3,918	16,378	13,515
Corporate assets	-	211	-	293
	6,095	8,290	33,963	37,522
Property acquisitions, net of dispositions	6,324	-	6,324	-
Corporate acquisitions	220,004	-	220,004	-
Conversion of exchangeable shares	8,802	684	13,570	13,084
Total	241,225	8,974	273,861	50,606

Fairborne's second quarter capital expenditures included $6.1 million of exploration and development spending primarily focused on significant facility projects which were started during the first quarter. The Trust also completed a $6.3 million property acquisition and the acquisition of Fairquest during the second quarter. The property acquisition, which increased the Trust's interest in the core area of Brazeau, was financed through a combination of funds generated from operations and the Trust's bank credit facilities. The Fairquest corporate acquisition was financed through the issue of Trust units and the assumption of Fairquest's net debt.

In the first six months of 2007, Fairborne's $34 million of capital spending has been split evenly between drilling and completion activities and well equipment and facilities. With spring break-up and completion of the Fairquest acquisition, the Trust drilled one natural gas well (0.4 net) during the second quarter for a year-to-date total of 28 wells (17.1 net) resulting in 10 natural gas wells (4.5 net), 17 coal bed methane wells (12.1 net) and one dry hole. Tangible capital expenditures during the first six months included installation of additional compression at Wild River, Clive and Columbia/Harlech as well as construction of a major pipeline at West Pembina.

The conversion of exchangeable shares to trust units during the second quarter was recorded as an $8.8 million (Q2 2006 - $0.1 million) acquisition of petroleum and natural gas assets, with $13.6 million (2006 - $13.1 million) recorded during the six months ended June 30, 2007. The addition to petroleum and natural gas assets is based on the market value of trust units issued on conversion and the carrying value of the non-controlling interest.

WORKING CAPITAL AND BANK INDEBTEDNESS

In June 2007, in conjunction with completion of the Fairquest acquisition, the Trust's credit facilities were increased to $220 million including a $205 million extendible revolving term credit facility and a $15 million demand operating credit facility on the same terms and conditions of the existing facility. At June 30, 2007, the Trust had drawn $179.1 million against its credit facilities and had a working capital surplus of $11.6 million for a net debt position of $167.5 million (March 31, 2007 - $112.6 million). The increase in net debt during the second quarter was attributable to the assumption of $50.7 million net debt as part of the Fairquest acquisition. During the second quarter the Trust also completed a $6.3 million property acquisition, which was partially financed from the credit facility. The balance of the Trust's exploration and development expenditures were financed by funds generated from operations after distributions to unitholders.

CONVERTIBLE DEBENTURES

Fairborne had 100,000 Convertible Unsecured Subordinated Debentures outstanding at June 30, 2007 with a maturity value of $100 million. The Debentures bear interest at a rate of 6.5% per annum, which is payable semi-annually in arrears on December 31 and June 30 of each year with the first payment made on June 30, 2007. The Debentures have a face value of $1,000 per debenture, mature on December 31, 2011 and can be converted into trust units of Fairborne at any time at the option of the holders at a conversion price of $13.50 per unit. Based on the convertible nature of the Debentures, they are considered to represent both debt and equity to the Trust under generally accepted accounting principles. The debt component accretes up to the principal balance at maturity with accretion included in interest expense.

UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of trust units. As part of the consideration for the Fairquest acquisition, Fairborne issued 15.8 million trust units to former shareholders of Fairquest. During the three months ended June 30, 2007 approximately 1.0 million trust units were issued on the conversion of exchangeable shares, with a total of 1.8 million trust units issued on the conversion of exchangeable shares during the first six months of 2007.

In conjunction with the Fairquest acquisition, the Trust also issued 4.6 million warrants to acquire 1.8 million Trust units in exchange for the outstanding Fairquest warrants. The warrants are exercisable at a price of $8.13 per unit and can be exercised at anytime up to June 1, 2010.

The following table provides a summary of outstanding trust units, exchangeable shares, warrants and units under Trust Incentive Plans at the dates indicated:

(thousands)	July 31 2007	June 30 2007	December 31 2006
Trust units	65,586	65,574	47,677
Exchangeable shares	3,168	3,178	4,622
Warrants	4,627	4,627	-
Trust incentive plans			
Restricted units [1]	575	575	496
Performance units [1],[2]	914	914	629
Weighted average trust units			
Basic	n/a	50,178	47,244
Diluted	n/a	56,313	53,741

(1) The number of trust units that may be issued pursuant to the Restricted Units and Performance Units will be increased for accumulated distributions.

(2) The number of trust units that may be issued pursuant to the Performance Units is dependent on a payout multiplier which is based on the relative return on trust units as compared to trust units of members of a selected peer group. Depending on the payout multiplier, the number of trust units issuable may range between zero and two trust units per Performance Unit.

DISTRIBUTABLE CASH AND DISTRIBUTIONS

The Trust's monthly distributions of $0.09 per unit in the second quarter of 2007 resulted in a second quarter payout ratio of 58% of cash available for distribution (excluding exchangeables) and a six month payout ratio of 61% (excluding exchangeables). Consistent with 2006, for tax purposes, all 2007 distributions are expected to be taxable as a return on capital with no return of capital.

	Three months ended June 30,		Six months ended June 30,	
($thousands except as noted)	2007	2006	2007	2006
Cash flow from operations	27,724	38,037	55,474	67,616
Change in non-cash working capital	(2,185)	(7,812)	(4,092)	(8,917)
Asset retirement expenditures	8	115	198	265
Funds generated from operations	25,547	30,340	51,580	58,964
Cash withheld for capital expenditures and debt repayment	(10,824)	(11,902)	(20,072)	(22,315)
Cash distributions declared	14,723	18,438	31,508	36,649
Cash distributions per unit per month	$0.09	$0.13	$0.09 to $0.13	$0.13
Payout ratio	58%	61%	61%	62%

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, environmental regulation and risks, competition and government regulations – all of these govern the businesses and influence the controls and management of the Trust. Fairborne manages these risks by:

> attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
> operating properties in order to maximize opportunities;
> employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
> maintaining a strong financial position; and
> maintaining strict environmental, safety and health practices.

CHANGE IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS – RECOGNITION AND MEASUREMENT

On January 1, 2007, the Trust adopted the new Canadian accounting standard for financial instruments – recognition and measurement, financial instruments – presentation and disclosures, hedging, comprehensive income and equity. As prescribed by the new standards, prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale" or "held-to-maturity" as defined by the standard.

Fairborne manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars, puts or participating swaps. Under the new accounting standards, the majority of these contracts have been designated as "normal sale" contracts; therefore, these commodity contracts are not recorded on the balance sheet at fair value. Amounts received on the settlement of the "normal sale" commodity contracts are included in petroleum and natural gas revenue as the

contracts settle. Certain of these contracts do not qualify as "normal sale" contracts and, as such, are accounted for as derivative contracts and recorded on the balance sheet at fair value. Changes in the fair value of derivative contracts are recorded in earnings for the corresponding period.

The effect of initially adopting the new financial instruments accounting standard resulted in recognition of a derivative asset of $0.6 million with a corresponding amount recorded as an adjustment to opening retained earnings ($0.4 million net of future income taxes). This adjustment represented the fair market value of the derivative contracts outstanding at January 1, 2007. At June 30, 2007, the estimated fair value of outstanding derivatives was a liability of $10,000, resulting in an unrealized loss of $0.6 million being charged to earnings for the six months ended June 30, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on the Trust's financial statements as Fairborne does not apply hedge accounting.

The new accounting standards require a new statement of comprehensive income (loss); however, there are no amounts that Fairborne would include in other comprehensive income except net income.

NEW ACCOUNTING POLICIES

Two new Canadian accounting standards have been issued which require additional disclosure in the Trust's financial statements commencing January 1, 2008 related to the Trust's financial instruments as well as its capital program and how well it is managed.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, internal controls over financial reporting related to the Trust, including its consolidated subsidiaries, to provide reasonable assurance regarding the reliability of the Trust's financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer are required to cause the Trust to disclose herein any change in the Trust's internal controls over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal controls over financial reporting. No material changes in the Trust's internal controls over financial reporting were identified during the three months ended June 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Trust's internal controls of financial reporting.

It should be noted that a control system, including the Trust's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of select financial information for the quarterly periods indicated:

	Q2/07	Q1/07	Q4/06	Q3/06
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	49,501	49,666	49,581	48,845
Funds generated from operations	25,547	26,033	26,108	27,825
Per unit - basic	$0.48	$0.55	$0.54	$0.58
Per unit - diluted	$0.44	$0.48	$0.43	$0.51
Cash flow from operations (including changes in working capital)	27,724	27,750	10,189	29,969
Per unit - basic	$0.52	$0.59	$0.19	$0.63
Per unit - diluted	$0.47	$0.52	$0.15	$0.55
Net Income	6,739	7,160	8,900	10,439
Per unit - basic	$0.13	$0.15	$0.18	$0.22
Per unit - diluted	$0.11	$0.15	$0.17	$0.22
Total assets	753,664	561,906	539,579	514,681
Working capital surplus (deficit)	11,594	7,093	7,158	(2,395)
Bank indebtedness	179,120	119,645	101,156	177,595
Convertible debentures	91,389	90,819	90,302	-
OPERATIONS				
Average production				
Natural gas *(Mcf per day)*	48,689	45,060	46,752	45,966
Crude oil *(bbls per day)*	2,303	2,396	2,522	2,604
Natural gas liquids *(bbls per day)*	449	402	308	376
Total *(BOE per day)*	10,867	10,308	10,623	10,640

	Q2/06	Q1/06	Q4/05	Q3/05
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	50,914	54,789	68,751	61,656
Funds generated from operations	30,340	28,624	40,783	35,406
Per unit - basic	$0.65	$0.62	$0.89	$0.78
Per unit - diluted	$0.57	$0.54	$0.77	$0.67
Cash flow from operations (including changes in working capital)	38,037	29,579	30,731	30,001
Per unit - basic	$0.82	$0.64	$0.67	$0.66
Per unit - diluted	$0.71	$0.56	$0.74	$0.57
Net Income	13,881	10,859	20,444	15,482
Per unit - basic	$0.30	$0.23	$0.43	$0.34
Per unit - diluted	$0.28	$0.23	$0.36	$0.33
Total assets	499,826	522,482	499,920	458,603
Working capital surplus (deficit)	(3,199)	35	1,373	984
Bank indebtedness	147,202	153,933	136,302	128,548
OPERATIONS				
Average production				
Natural gas *(Mcf per day)*	43,441	46,472	46,886	49,412
Crude oil *(bbls per day)*	2,607	2,575	2,770	2,684
Natural gas liquids *(bbls per day)*	432	384	438	402
Total *(BOE per day)*	10,280	10,705	11,022	11,321

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited)

($thousands)	June 30, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 231	$ 764
Accounts receivable	52,312	70,804
Prepaid expenses and deposits	4,116	3,278
	56,659	74,846
Capital assets *(Note 3)*	680,835	448,563
Goodwill	16,170	16,170
	$ 753,664	$ 539,579
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 39,163	$ 61,490
Distributions payable	5,902	6,198
	45,065	67,688
Bank indebtedness *(Note 4)*	179,120	101,156
Convertible debentures *(Note 5)*	91,389	90,302
Non-controlling interest *(Note 6)*	20,606	27,132
Asset retirement obligation *(Note 7)*	12,872	10,994
Future income taxes *(Note 8)*	53,204	41,592
Unitholders' Equity		
Unitholders' capital *(Note 9)*	380,504	216,575
Warrants *(Note 9)*	2,857	–
Equity component of convertible debentures *(Note 5)*	5,581	5,581
Contributed surplus *(Note 9)*	5,806	4,694
Deficit	(43,340)	(26,135)
	351,408	200,715
	$ 753,664	$ 539,579

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited)

($thousands except per unit amounts)	For the three months ended June 30, 2007	For the three months ended June 30, 2006	For the six months ended June 30, 2007	For the six months ended June 30, 2006
Revenue				
Petroleum and natural gas	$ 49,501	$ 50,914	$ 99,167	$ 105,703
Royalties	(8,722)	(6,588)	(17,516)	(18,983)
Transportation	(465)	(930)	(1,469)	(3,005)
	40,314	43,396	80,182	83,715
Expenses				
Operating	7,916	9,182	17,103	17,517
General and administrative	5,253	3,413	8,777	5,764
Interest	4,303	2,075	8,046	3,615
Depletion, depreciation and accretion	22,825	17,519	42,195	35,024
	40,297	32,189	76,121	61,920
Income before taxes	17	11,207	4,061	21,795
Taxes (reduction)				
Future	(7,026)	(3,848)	(10,805)	(5,809)
Capital	-	(224)	-	213
	(7,026)	(4,072)	(10,805)	(5,596)
Net income before non-controlling interest	7,043	15,279	14,866	27,391
Non-controlling interest	304	1,398	967	2,651
Net income	6,739	13,881	13,899	24,740
Retained earnings (deficit), beginning of period	(35,356)	(3,773)	(26,135)	3,579
Retained earnings adjustment, financial instruments *(Note 1)*	-	-	404	-
Distributions declared	(14,723)	(18,438)	(31,508)	(36,649)
Deficit, end of period	$ (43,340)	$ (8,330)	$ (43,340)	$ (8,330)
Net income per unit (Note 9)				
Basic	$ 0.13	$ 0.30	$ 0.28	$ 0.53
Diluted	$ 0.11	$ 0.28	$ 0.26	$ 0.51

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($thousands)	For the three months ended June 30, 2007	2006	For the six months ended June 30, 2007	2006
Cash provided by (used in):				
Operating activities				
Net income	$ 6,739	$ 13,881	$ 13,899	$ 24,740
Items not involving cash:				
Depletion, depreciation and accretion	22,825	17,519	42,195	35,024
Non-controlling interest	304	1,398	967	2,651
Unit based compensation expense	1,869	1,390	3,658	2,358
Future tax (reduction)	(7,026)	(3,848)	(10,805)	(5,809)
Accretion on convertible debentures	570	-	1,087	-
Unrealized loss on derivatives	266	-	579	-
Asset retirement expenditures	(8)	(115)	(198)	(265)
	25,539	30,225	51,382	58,699
Change in non-cash working capital	2,185	7,812	4,092	8,917
	27,724	38,037	55,474	67,616
Financing activities				
Distributions to unitholders	(13,188)	(18,402)	(31,804)	(36,515)
Bank indebtedness	59,475	(6,731)	77,964	10,900
Issuance of trust units	111	-	111	-
Change in non-cash working capital	(32,732)	-	(32,732)	-
	13,666	(25,133)	13,539	(25,615)
Investing activities				
Capital expenditures	(6,095)	(8,290)	(33,963)	(37,522)
Property acquisition	(6,324)	-	(6,324)	-
Corporate acquisition costs *(Note 2)*	(2,500)	-	(2,500)	-
Change in non-cash working capital	(27,015)	(4,614)	(26,759)	(4,477)
	(41,934)	(12,904)	(69,546)	(41,999)
Change in cash and cash equivalents	(544)	-	(533)	2
Cash and cash equivalents, beginning of period	775	219	764	217
Cash and cash equivalents, end of period	$ 231	$ 219	$ 231	$ 219
Interest paid	$ 6,459	$ 1,872	$ 7,722	$ 3,353
Capital taxes paid	$ -	$ -	$ -	$ 213

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the six months ended June 30, 2007 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2006, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2006.

1. CHANGES IN ACCOUNTING POLICIES AND PRACTICES

On January 1, 2007, the Trust adopted the new Canadian accounting standards pertaining to financial instruments – recognition and measurement, financial instruments – presentation and disclosures, hedging and comprehensive income. As prescribed by the new standards, prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale" or "held-to-maturity" as defined by the standard.

Fairborne manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars, puts or participating swaps. Under the new accounting standards, the majority of these contracts have been designated as "normal sale" contracts; therefore, these commodity contracts are not recorded on the balance sheet at fair value. Amounts received on the settlement of the commodity contracts are included in petroleum and natural gas revenue as the contracts settle. Certain of these contracts do not qualify as "normal sale" contracts and, as such, are accounted for as derivative contracts and recorded on the balance sheet at fair value. Changes in the fair value of derivative contracts are included in earnings for the corresponding period.

The effect of initially adopting the new financial instruments accounting standard resulted in recognition of a derivative asset of $0.6 million ($0.4 million net of tax) with a corresponding amount recorded as an adjustment to opening retained earnings. This adjustment represented the fair market value of the derivative contracts outstanding at January 1, 2007. At June 30, 2007, the estimated fair value of outstanding derivatives was a liability of $10,000, resulting in an unrealized loss of $0.6 million being charged to earnings for the six months ended June 30, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on the Trust's financial statements as Fairborne does not apply hedge accounting.

The new accounting standards require a new statement of other comprehensive income (loss); however, there are no amounts that Fairborne would include in other comprehensive income except net income (loss).

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 related to the Company's financial instruments as well as its capital program and how well it is managed.

2. ACQUISITIONS

On June 4, 2007 Fairborne and its subsidiary Fairborne Energy Ltd. acquired all of the outstanding shares of Fairquest Energy Limited ("Fairquest") pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and an Arrangement Agreement dated March 11, 2007 among the Trust, Fairborne Energy Ltd. and Fairquest. Fairquest was a publicly traded oil and

gas company with properties located in western Canada. As consideration for the transaction, Fairquest shareholders received 0.39 of a Trust unit for each Fairquest common share held. The Trust issued 15.8 million units to acquire Fairquest at a deemed value of $145 million, based on the trading price of Trust units on or about the date the acquisition was announced. The Trust also issued 4.6 million warrants to acquire an additional 1.8 million Trust units in exchange for outstanding Fairquest warrants. The acquisition has been accounted for using the purchase method. The results of operations for Fairquest have been included in the Trust's financial statements beginning June 4, 2007. Details of the acquisition are as follows:

Cost of Acquisition:	
Shares	$ 144,801
Transaction costs	2,500
Warrants	2,879
	$ 150,180
Allocated:	
Current assets	$ 9,585
Petroleum and natural gas properties and equipment	220,004
Current liabilities	(60,301)
Asset retirement obligations	(1,471)
Future income taxes	(17,637)
	$ 150,180

Included in current assets is $0.9 million receivable from Fairborne and included in current liabilities is $49.0 million payable to Fairborne. The total amount payable to Fairborne includes a $32.7 million advance received from Fairborne to repay amounts outstanding under Fairquest's credit facilities which were due immediately prior to the date of acquisition (May 30, 2007).

3. CAPITAL ASSETS

	June 30, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	$ 919,335	$ 645,350
Accumulated depletion and depreciation	(239,429)	(199,111)
Corporate assets	3,672	3,672
Accumulated depreciation	(2,743)	(1,348)
	$ 680,835	$ 448,563

As at June 30, 2007, future development costs of $111 million (December 31, 2006 - $90 million) were included in the depletion calculation and costs of acquiring unproved properties in the amount of $50.1 million (December 31, 2006 - $20.7 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment balance is $5.5 million (December 31, 2006 - $5.9 million) relating to asset retirement obligation, net of accumulated depletion.

4. BANK INDEBTEDNESS

At June 30, 2007 the Trust had a $205 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 28, 2008 (364 day facility) at which time it may be extended, at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 28, 2009. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus margins and applicable stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by

the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

5. CONVERTIBLE DEBENTURES

The following table sets forth a reconciliation of the convertible debentures for the six months ended June 30, 2007:

	Number of Debentures	Debt Component	Equity Component
Balance, beginning of period	100,000	$ 90,302	$ 5,581
Accretion	–	1,087	–
Balance, end of period	100,000	$ 91,389	$ 5,581

6. NON-CONTROLLING INTEREST

The following table sets forth a reconciliation of the non-controlling interest for the six months ended June 30, 2007:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	4,622	$ 27,132
Non-controlling interest net income	–	967
Converted to Trust Units	(1,444)	(7,493)
Balance, end of period	3,178	$ 20,606

At June 30, 2007, the exchange ratio for the retraction of exchangeable shares into Trust Units was 1:1.25856.

7. ASSET RETIREMENT OBLIGATION

The following table sets forth a reconciliation of the asset retirement obligation for the six months ended June 30, 2007:

Balance, beginning of period	$ 10,994
Fairquest acquisition	1,471
Liabilities incurred	123
Liabilities settled	(198)
Accretion expense	482
Balance, end of period	$ 12,872

8. FUTURE INCOME TAXES

On June 12, 2007, the legislation that results in distributions from flow-through entities, like Fairborne, being taxed at a rate of 31.5% was enacted for purposes of Canadian GAAP. As such, trusts which qualify under this legislation ("SIFT tax"), including Fairborne, must recognize future income tax assets and liabilities in the current period with a corresponding amount included in future tax expense on the statement of operations pertaining to temporary differences at the trust level. Previously, temporary differences at the trust level were not subject to current or future income taxes. Fairborne does not have any significant future income tax assets or liabilities at the trust level, therefore, the SIFT tax did not result in a significant future tax expense or recovery being recognized in the second quarter financial statements.

9. UNITHOLDERS' CAPITAL

The Trust Indenture provides that an unlimited number of trust units are authorized and may be issued.

A) TRUST UNITS

The following table sets forth a reconciliation of the Trust Units issued and outstanding for the six months ended June 30, 2007:

	Number	Amount
Balance, beginning of period	47,677	$ 216,575
Fairquest Acquisition	15,833	144,801
Issued on exercise of warrants	14	133
Issued on conversion of exchangeable shares	1,781	16,449
Issued on vesting of restricted units	269	2,546
Balance, end of period	65,574	$ 380,504

During the six months ended June 30, 2007, 1,443,584 exchangeable shares were converted into 1,780,505 Trust Units. The market value of Trust Units issued on conversion was $16.4 million resulting in a reduction in non-controlling interest of $7.5 million, an increase in capital assets of $13.6 million and a future tax liability of $4.6 million.

B) WARRANTS

The following table sets forth a reconciliation of warrants issued and outstanding for the six months ended June 30, 2007:

	Number	Amount
Balance, beginning of period	-	$ -
Issued on acquisition of Fairquest *(Note 2)*	4,662	2,879
Exercised for Trust units	(35)	(22)
Balance, end of period	4,627	$ 2,857

The warrants can be converted into 0.39 trust units and entitles the holder to acquire a trust unit at $8.13 per unit and are exercisable at anytime prior to June 1, 2010. The fair value of the warrants of $1.58 per warrant was calculated using the Black Scholes model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 40 percent and an expected life of 3 years.

C) PER UNIT AMOUNTS

The following table summarizes the weighted average trust units used in calculating net income per unit:

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
Numerator				
Net income – basic	$ 6,739	$ 13,881	$ 13,899	$ 24,740
Non-controlling interest	304	1,398	967	2,651
Numerator for diluted net income per unit	$ 7,043	$ 15,279	$ 14,866	$ 27,391
Denominator				
Weighted average units - basic	52,622	47,246	50,178	46,887
Exchangeable Shares	4,000	5,318	4,293	5,296
Restricted Units	877	646	863	628
Performance Units	1,007	654	979	538
Denominator for diluted net income per unit	58,506	53,864	56,313	53,349
Basic net income per unit	$ 0.13	$ 0.30	$ 0.28	$ 0.53
Diluted net income per unit	$ 0.11	$ 0.28	$ 0.26	$ 0.51

Excluded from the diluted number of trust units for the three months and six months ended June 30, 2007 is the effect of convertible debentures (7.4 million units) which are anti-dilutive to net income.

D) TRUST INCENTIVE PLANS

The following table sets forth a reconciliation of the Trust Incentive Plan activity for the six months ended June 30, 2007:

	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of period	496	629	1,125
Issued	299	297	596
Exercised	(217)	(10)	(227)
Forfeited	(3)	(2)	(5)
Balance, end of period	575	914	1,489
Exercisable, end of period	-	-	-
Equivalent trust units, end of period *	738	1,098	1,836

* *including additional trust units to be issued for accumulated distributions earned under the Trust Incentive Plans.*

The fair value of Performance and Restricted Units were determined using the unit price at the grant date and, in the case of the Performance units, a factor of one time was used. The weighted average fair value of Restricted and Performance Units granted during the three months ended June 30, 2007 was $8.97 and $8.94 respectively, and during the six months ended June 30, 2007 was $9.01 and $8.99 per unit respectively. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

E) CONTRIBUTED SURPLUS

The following table sets forth a reconciliation of the contributed surplus for the six months ended June 30, 2007:

Balance, beginning of period	$	4,694
Trust unit based compensation		3,669
Restricted Units exercised		(2,546)
Trust Incentive Plan grants forfeited		(11)
Balance, end of period	$	5,806

10. FINANCIAL INSTRUMENTS

The Trust has a risk management program whereby the Trust sells forward a portion of its future production through fixed price physical sales contracts with customers.

At June 30, 2007 the following natural gas contracts have been recorded as a $10,000 liability being their estimated fair value. The corresponding amount has been recorded as an unrealized loss on financial instruments in the statement of earnings for the six months ended June 30, 2007.

Remaining Term	Volume (mmbtu/day)	Price (US$ per mmbtu)	Settlement Index
Swaps			
Apr 1, 2008 - Jun 30, 2008	5,000	NYMEX-US$0.845	NYMEX LD
Jul 1, 2008 - Sep 30, 2008	5,000	NYMEX-US$0.865	NYMEX LD

The following crude oil fixed price physical sales contracts outstanding at June 30, 2007 have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

Remaining Term	Volume (bbls/day)	Price (US$ per bbl)	Settlement Index
Swaps			
Jul 1, 2007 - Sep 30, 2007	500	$70.68	WTI
Oct 1, 2007 - Dec 31, 2007	500	$70.98	WTI
Jan 1, 2008 - Mar 31, 2008	500	$70.70	WTI
Oct 1, 2007 - Dec 31, 2007	500	$70.50	WTI

The following natural gas fixed price physical sales contracts outstanding at June 30, 2007 have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Settlement Index
AECO Collars			
Oct 1, 2007 - Dec 31, 2007	3,000	8.00 - 9.25	AECO C Monthly
Oct 1, 2007 - Dec 31, 2007	1,000	8.00 - 9.25	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	3,000	8.00 - 10.00	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	1,000	8.00 - 10.00	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	2,000	8.00 - 10.45	AECO C Monthly
AECO Participating Swaps			
Jul 1, 2007 - Sep 30, 2007	5,000	7.33 + 25%	AECO C Monthly
Jul 1, 2007 - Sep 30, 2007	2,000	7.33 + 25%	AECO C Monthly
Jul 1, 2007 - Oct 31, 2007	1,500	7.62 + 25%	AECO C Monthly
Jul 1, 2007 - Oct 31, 2007	1,500	7.62 + 25%	AECO C Monthly
Jul 1, 2007 - Oct 31, 2007	1,500	7.53 + 25%	AECO C Monthly
AECO Swaps			
Apr 1, 2007 - Oct 31, 2007	2,500	8.10	AECO C Monthly
Apr 1, 2007 - Oct 31, 2007	2,500	8.11	AECO C Monthly
Oct 1, 2007 – Dec 31, 2007	2,500	8.16	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	1,500	8.25	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	2,500	8.71	AECO C Monthly
Jan 1, 2008 - Mar 31, 2008	1,500	9.00	AECO C Monthly
Jan 1, 2008 - Mar 31, 2008	1,500	9.27	AECO C Monthly

> Corporate Information

FAIRBORNE ENERGY TRUST

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

GLJ PETROLEUM CONSULTANTS LTD.
SPROULE ASSOCIATES LIMITED

BANK

ROYAL BANK OF CANADA
NATIONAL BANK OF CANADA
BANK OF NOVA SCOTIA
ALBERTA TREASURY BRANCH

LEGAL COUNSEL

BURNET, DUCKWORTH & PALMER LLP
MCCARTHY TETRAULT LLP

STOCK EXCHANGE LISTING

THE TORONTO STOCK EXCHANGE
Trading Symbol: **FEL.UN**
Exchangeable Shares: **FXL**
Convertible Debentures: **FEL.DB**

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual and Special Meeting of Unitholders.

DIRECTORS

ROBERT B. HODGINS
Investor and Corporate Director

JOHANNES J. NIEUWENBURG
Corporate Director
and Private Businessman

MICHAEL E.J. PHELPS
Chairman
Dornoch Capital Inc.

STEVEN R. VANSICKLE
President and CEO
Fairborne Energy Trust

RICHARD A. WALLS
Chairman
Fairborne Energy Trust

RODNEY D. WIMER
President
Mazama Capital Partners

GENERAL INFORMATION

Unitholders and interested investors are encouraged to visit our web site: http://www.fairbornetrust.com
Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at: www.sedar.com

OFFICERS

STEVEN R. VANSICKLE
President
and Chief Executive Officer

DAVID L. SUMMERS
Chief Operating Officer

AARON G. GRANDBERG
Chief Financial Officer

SHAUN E. ALSPACH
Vice President
Business Development

JACKIE M. CUGNET
Vice President
Finance

DAVID S. CYMBALISTY
Vice President
Engineering

F. TOM PARK
Vice President
Marketing

GARY M. POIRIER
Vice President
Production

DAVID E.T. PYKE
Vice President
Land and Contracts

JAMES E. YOUNG
Vice President
Exploration

FAIRBORNE ENERGY TRUST



November 7, 2007 - Fairborne Energy Trust — Third Quarter Financial and Operating Results

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	54,648	48,845	153,815	154,548
Funds generated from operations [1]	27,164	27,825	78,744	86,789
Per unit - basic	$0.41	$0.58	$1.41	$1.84
Per unit - diluted	$0.38	$0.51	$1.27	$1.62
Cash flow from operations (including changes in working capital)	24,159	29,969	79,633	97,585
Per unit - basic	$0.37	$0.63	$1.43	$2.07
Per unit - diluted	$0.34	$0.55	$1.29	$1.82
Net income	2,271	10,439	16,170	35,179
Per unit - basic	$0.03	$0.22	$0.29	$0.75
Per unit - diluted	$0.03	$0.22	$0.28	$0.73
Exploration and development expenditures	25,021	15,423	58,984	52,945
Acquisitions, net of dispositions	616	22,380	226,944	22,380
Working capital deficit	27,051	2,395	27,051	2,395
Bank indebtedness	159,834	177,595	159,834	177,595
Convertible debentures	91,933	-	91,933	-
OPERATIONS (Units as noted)				
Average production				
Natural gas *(Mcf per day)*	58,435	45,966	50,777	45,291
Crude oil *(bbls per day)*	2,600	2,604	2,434	2,595
Natural gas liquids *(bbls per day)*	582	376	478	397
Total *(BOE per day)*	12,921	10,640	11,375	10,541
Average sales price				
Natural gas *($ per Mcf)* [2]	6.21	6.88	7.26	7.87
Crude oil *($ per bbl)* [2]	77.08	73.25	70.63	70.72
Natural gas liquids *($ per bbl)*	48.32	48.51	46.08	50.64
Netback per BOE *($ per BOE)*				
Petroleum and natural gas sales [2]	46.30	49.90	49.85	53.70
Royalties	(7.83)	(6.44)	(8.64)	(8.79)
Transportation	(0.77)	(1.07)	(0.77)	(1.41)
Operating expenses	(8.94)	(9.88)	(8.93)	(9.45)
Operating netback	28.76	32.51	31.51	34.05
Wells drilled *(gross)*	23	25	51	54
Undeveloped land *(net acres)*	232,800	176,100	232,800	176,100

(1) Funds generated from operations is calculated using cash flow from operations as presented in the consolidated statement of cash flows before non-cash working capital and asset retirement expenditures.

(2) Excludes unrealized loss on derivatives.

THIRD QUARTER HIGHLIGHTS

> Record average daily production of 12,921 BOE per day, an increase of 19% compared to the second quarter.
> Current production is approximately 13,100 BOE per day with an anticipated 2007 exit rate of approximately 13,400 BOE per day.
> Successful drilling program in Columbia/Harlech and Marlboro resulted in eight (4.4 net) natural gas wells.
> Operating netback of $28.76 per BOE was reflected in funds generated from operations of $27.2 million ($0.38 per unit, fully diluted)
> Acceleration of the Trust's CBM drilling program at Clive resulted in 15 (13.1 net) new CBM wells, bringing the Trust's total CBM production to 2,660 (2,220 net) BOE per day.
> Realized gas price of $6.21 per Mcf, a 21% premium to the average daily AECO index, reflecting an active risk management program and high heat content natural gas.
> Operating costs of $8.94 per BOE, 6% lower than the second quarter costs (excluding equalization recoveries) and 10% below the third quarter of 2006.
> Acquired an additional 40 sq miles of 3D seismic over the Trust's Marlboro/Pine Creek property.

PROPOSED RESTRUCTURING AND $100 MILLION PRIVATE PLACEMENT

On October 22, 2007, the Trust announced its plan to convert into a growth-oriented, exploration and production company (the "Reorganization"). Concurrent with, and conditional upon closing of the Reorganization, Denham Commodity Partners Fund IV LP ("Denham"), a U.S.-based private equity fund advised by Denham Capital Management LP, will subscribe for, on a private placement basis, approximately 13.4 million common shares of the new corporation at a subscription price of $7.45 per share for aggregate proceeds of approximately $100 million. The Reorganization will be completed under a Plan of Arrangement which will require securityholder approval and requisite court and regulatory approvals. A meeting of securityholders is scheduled to be held on December 18, 2007. The record date for unitholders and exchangeable shareholders entitled to vote at the meeting is November 16, 2007.

The contemplated restructuring and Denham's $100 million investment will significantly improve Fairborne's financial flexibility and position the reorganized corporation as a high growth natural gas focused exploration and production company. Proceeds from the private placement will be used to reduce outstanding indebtedness, leaving Fairborne with approximately $85 million of bank debt drawn against its current borrowing base of $220 million. Combined with the reinvestment of cash flow from operations, Fairborne will have the financial flexibility to aggressively pursue its existing inventory of over 500 identified drilling prospects, acquisitions and other internally identified opportunities.

PRELIMINARY 2008 PROGRAM

Assuming completion of the Reorganization, Fairborne has established a preliminary 2008 capital expenditure budget of $125 to $150 million. The majority of the spending is focused on existing projects which include both high impact exploration drilling and lower risk infill and step out drilling locations. The budget is based on achieving capital efficiencies consistent with Fairborne's previous three year average and an operating netback of between $28.00 and $30.00 per BOE (based on commodity prices of CDN$6.00 per Mcf for natural gas and US$80.00 per bbl for oil).

OPERATIONS UPDATE

Fairborne reported record average production of 12,921 BOE per day in the third quarter. Production was affected by some significant outages during the quarter but also included production from Fairquest properties for the full three months. Production from new wells tied in during the third quarter on the Trust's Columbia/Harlech, Marlboro and Clive CBM properties also contributed to increased production. With current production of approximately 13,100 BOE per day and recent drilling successes at Columbia/Harlech and Marlboro, the Trust anticipates exiting 2007 at a production rate of approximately 13,400 BOE per day.

Fairborne continued to record a strong operating netback of $28.76 per BOE for the third quarter despite a 27% decrease in the average AECO daily index natural gas prices from the second quarter. Operating costs of $8.94 per BOE for the third quarter also contributed to the strong operating netback and to funds generated from operations of $27.2 million ($0.38 per unit, fully diluted) for the quarter.

The Trust's third quarter included a busy exploration and development program, with $25 million of capital spending focused on the Trust's Columbia/Harlech, Marlboro and Clive CBM properties. In Columbia/Harlech, Fairborne drilled four (2.0 net) natural gas wells following up on drilling successes earlier in 2007. In addition, two wells drilled earlier in the year were tied in and brought on-stream during July. At Clive, the Trust was able to accelerate its fall CBM drilling program with 15 (13.1 net) CBM wells drilled during the third quarter, all of which are currently on production. At Marlboro, the Trust purchased 40 sq. miles of 3D seismic in July and, working with a joint venture partner, identified several infill drilling locations. Three (1.4 net) infill natural gas wells were drilled during the third quarter, all of which are currently on production.

The Trust is continuing its evaluation and program development of a proposed miscible flood on the Trust's Clive oil property. Two excellent reservoirs exist at Clive, the Nisku and Leduc, that are the targets for the CO_2 flooding. The combined original oil in place of these two carbonate reservoirs was 122 million barrels of 38° API oil (EUB ST98 - 2006 Report), and have, to date, produced 70 million barrels. Preliminary reservoir modeling and simulation indicate 10% to 20% incremental recovery from these reservoirs is possible. The Trust has signed a letter of intent with Enhance Energy Inc. for the supply of CO_2. Additional work, final registration and regulatory approval are still required prior to implementing the CO_2 flood at Clive.

Fairborne continues to utilize an active hedging program to achieve strong operating netbacks and ensure predictability of cash flow. During the third quarter, the Trust's risk management activities increased Fairborne's realized natural gas price to $6.21 per Mcf, representing a 21% premium to the weighted average daily AECO index. For the remainder of 2007, the Trust has approximately 29% of natural gas volumes at a minimum average price of $8.42 per Mcf and approximately 35% of crude oil volumes hedged at a floor price of US$72.99 per bbl. On an annualized basis for the 2008 calendar year, the Trust has an average of 13% of its natural gas production protected at an average price of $8.13 per Mcf and approximately 34% of crude oil volumes hedged at a floor price of US$70.21 per bbl.

OUTLOOK

The Trust is continuing to evaluate the Alberta Government's royalty changes and its impact on both our current reserve base and future opportunities. Based on publicly available information in respect of the New Royalty Framework and internal analysis, utilizing the December 31, 2006 combined reserves of Fairborne and Fairquest and the external engineer's price forecast at that date and rerunning such reserves as evaluated as of December 31, 2006, we estimate the royalty changes to have the following impact: less than a 3% reduction to the net present value of future net revenues from proved plus probable reserves (at an 8% discount rate); a negligible change to proved plus probable reserves for both gross and net reserves; and an 8% reduction to 2009 cash flow (based on the proved plus probable reserves cash flow as estimated in the December 31, 2006 engineering reports). Mitigating the negative impact of an overall royalty rate increase on conventional oil and gas production, the Trust will benefit from the continuation of a deep gas incentive program, lower royalty rates on low productivity wells (we currently have 130 producing CBM wells) and the one year delay in implementing the program.

We are excited to complete the Proposed Reorganization and $100 million private placement as a means to gain the financial flexibility to actively develop our extensive asset base and build value for current and future shareholders as a growth-oriented, exploration and production company.

STEVEN R. VANSICKLE
President and Chief Executive Officer

November 6, 2007
Calgary, Alberta

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, November 6, 2007. This MD&A is provided by the management of Fairborne Energy Trust ("Fairborne" or the "Trust") to review third quarter 2007 activities and results as compared to the previous year, and should be read in conjunction with the unaudited interim consolidated financial statements including selected notes for the nine months ended September 30, 2007 and the audited consolidated financial statements including notes for the year ended December 31, 2006 and 2005. Additional information relating to Fairborne, including Fairborne's annual information form, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairborne Energy Ltd. was incorporated as a private company and commenced active operations in June, 2002. In 2003, Fairborne Energy Ltd. became a publicly traded company. Effective June 1, 2005, Fairborne Energy Ltd. was reorganized resulting in two new entities, Fairquest Energy Limited ("Fairquest"), a publicly traded exploration-focused company, and Fairborne Energy Trust, an open-ended unincorporated investment trust. If the context requires, reference herein to "Fairborne" also includes a reference to Fairborne Energy Ltd. prior to the reorganization. In June 2007, Fairborne acquired all of the outstanding shares of Fairquest.

The Trust maintains its head office in Calgary and is engaged in the business of developing, acquiring and producing crude oil and natural gas in Western Canada. Fairborne follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. The Trust's mandate is to generate stable, monthly distributions while maintaining a solid production base.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Management's assessment of future plans and operations, the effect of the Reorganization and the Private Placement (including use of proceeds from the Private Placement), timing of matters relating to completion of the Reorganization and Private Placement and implementation thereof, expected transportation and operating costs, production estimates and expected production rates, planned continued distributions until the Reorganization and cash available for distribution and its availability for capital expenditures and distributions, expected taxability of distributions, the effect of the acquisition of Fairquest, capital expenditures and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could affect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Trust's website (www.fairbornetrust.com). Furthermore, the forwardlooking statements contained in this MD&A are made as at the date of this MD&A and the Trust does not undertake any obligation to update publicly or to revise any of the included forwardlooking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

NON-GAAP TERMS: This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Trust uses these measures to help evaluate its performance. The Trust considers corporate netback a key measure as it demonstrates its profitability relative to current commodity prices. The Trust considers funds generated from operations a key measure as it demonstrates Fairborne's ability to generate funds necessary to repay debt, make distributions to Unitholders and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairborne's performance. Fairborne's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between cash flow from operations and funds generated from operations can be found in the section entitled "Cash Flow and Distributions" with funds generated from operations calculated before non-cash working capital and asset retirement expenditures. Fairborne also presents funds generated from operations per unit whereby per unit amounts are calculated using weighted average units outstanding consistent with the calculation of income per unit with diluted per unit calculations including the effect of convertible debentures.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

PROPOSED RESTRUCTURING AND EQUITY FINANCING

On October 22, 2007, the Trust announced its plan to convert into a growth-oriented, exploration and production company (the "Reorganization"). Concurrent with closing of the Reorganization, Denham Commodity Partners Fund IV LP ("Denham"), a U.S.-based private equity fund advised by Denham Capital Management LP, will subscribe for, on a private placement basis, approximately 13.4 million common shares of the new corporation (the "Corporation") at a subscription price of $7.45 per share for aggregate proceeds of approximately $100 million (the "Private Placement"). Denham's investment is conditional on the successful closing of the Reorganization.

The contemplated restructuring and Denham's $100 million investment will significantly improve Fairborne's financial flexibility and position the reorganized corporation as a high growth natural gas focused exploration and production company. Proceeds from the private placement will be used to reduce outstanding indebtedness, leaving Fairborne with approximately $85 million of bank debt drawn against its current borrowing base of $220 million. Combined with the reinvestment of cash flow from operations, Fairborne will have the financial flexibility to aggressively pursue its existing inventory of drilling prospects, acquisitions and other internally identified opportunities.

It is anticipated that the Reorganization will be completed pursuant to a plan of arrangement. Holders of Trust units (collectively the "Unitholders") of Fairborne will receive an equal number of common shares of the new Corporation that will hold the assets previously held, directly or indirectly, by the Trust. Exchangeable shares will be exchanged for common shares in the new Corporation based on the then current exchange ratio. Fairborne's outstanding convertible debentures bearing a coupon rate of 6.5% and a conversion price of $13.50 will be assumed by the new Corporation and be convertible into common shares of the Corporation with no change to the terms. An information circular detailing the Reorganization is anticipated to be mailed to Unitholders in mid November 2007. A meeting of securityholders is scheduled to be held on December 18, 2007. The record date for unitholders and exchangeable shareholders entitled to vote at the meeting is November 16, 2007. The Reorganization will require securityholder approval by at least 66 2/3% of the votes cast by Unitholders and holders of exchangeable shares voting at the Unitholder meeting. In addition, the approval of the Court of Queen's Bench and certain regulatory authorities will also be required.

BUSINESS COMBINATION WITH FAIRQUEST ENERGY LIMITED

On June 4, 2007, Fairborne completed the acquisition of Fairquest. As consideration for the acquisition, the Trust issued an aggregate of 15.8 million Trust units to Fairquest shareholders and assumed $50.7 million of net debt. In addition, the Trust also issued 4.6 million warrants to acquire an additional 1.8 million Trust units in exchange for outstanding Fairquest warrants. Results of operations from Fairquest properties have been included in Fairborne's results beginning June 4, 2007.

The immediate impact of the combination resulted in increased production and cash flow for the Trust, thereby providing the opportunity to execute a more extensive capital investment program on a broader range of prospects. Moving forward, the combined resources of the Trust and Fairquest are significant in terms of development drilling opportunities, undeveloped land, prospects and property enhancement projects. The combination also provided the Trust with the unique opportunity to increase its interest in core areas of exploration and development including Columbia/Harlech and West Pembina.

THIRD QUARTER 2007 FINANCIAL RESULTS

PRODUCTION

	Three months ended September 30,			Nine months ended September 30,		
	2007	2006	Change	2007	2006	Change
Natural gas *(Mcf per day)*	58,435	45,966	27%	50,777	45,291	12%
Crude oil *(bbls per day)*	2,600	2,604	-	2,434	2,595	(6%)
Natural gas liquids *(bbls per day)*	582	376	55%	478	397	20%
Total *(BOE per day)*	12,921	10,640	21%	11,375	10,541	8%
Natural gas % of production	75%	72%	-	74%	72%	-

Fairborne's third quarter production, which included approximately 2,900 BOE per day from Fairquest properties, averaged 12,921 BOE per day, 19% higher than the preceding second quarter of 2007 (10,867 BOE per day), and 21% higher than the comparative third quarter of 2006 (10,640 BOE per day).

Natural gas production of 58.4 MMcf per day in the third quarter (Q2 2007 - 48.7 MMcf per day) reflected the addition of approximately 14.0 MMcf per day from Fairquest properties. Several outages and interruptions which negatively impacted production in the second quarter continued to impact production during the third quarter. On a year to date basis, natural gas production of 50.8 MMcf per day in 2007 was 12% higher than the prior year average of 45.3 MMcf per day.

Average crude oil and NGL production of 3,182 bbls per day for the third quarter of 2007 increased 16% from the second quarter 2007 (2,752 bbls per day). An increased working interest acquired in the Brazeau Belly River Unit and properties acquired from Fairquest resulted in the third quarter increase. On a year to date basis, crude oil and NGL production of 2,912 bbls per day is relatively unchanged from the prior year with natural declines offset by additional volumes added at Brazeau and through the Fairquest acquisition.

Based on current production levels and new wells to be tied in during the fourth quarter, the Trust expects production to range between 13,000 and 13,400 BOE per day for the remainder of 2007.

COMMODITY PRICES & RISK MANAGEMENT ACTIVITIES

	Three months ended September 30,			Nine months ended September 30,		
	2007	2006	Change	2007	2006	Change
Average Prices						
Natural gas *($ per Mcf)* (1)	6.21	6.88	(10%)	7.26	7.87	(8%)
Crude oil *($ per bbl)* (1)	77.08	73.25	5%	70.63	70.72	-
Natural gas liquids *($ per bbl)*	48.32	48.51	-	46.08	50.64	(9%)
BOE *($ per BOE)* (1)	45.76	49.36	(7%)	49.48	53.13	(7%)
Benchmark Prices						
AECO Daily Index *(Cdn$ per Mcf)*	5.14	5.62	(9%)	6.20	6.38	(3%)
AECO Monthly Index *(Cdn$ per Mcf)*	5.61	6.03	(7%)	6.46	7.19	(10%)
WTI - Edmonton par *(Cdn$ per bbl)*	80.65	79.63	1%	73.68	76.01	(3%)

(1) Excludes unrealized loss on derivatives.

Risk Management – Physical Sales Contracts and Derivatives

The Trust's risk management strategy is based on the following objectives:

> provide greater certainty and stability to distributions;
> protect unitholder return on investment;
> reduce risk exposure in budgeted annual funds flow projections; and
> help ensure transaction economics on acquisitions.

Natural Gas

Natural gas prices continued their decline during the third quarter of 2007 with average AECO daily index prices decreasing 27% to $5.14 per Mcf from $7.07 per Mcf in the preceding quarter. Despite sharp declines in pricing during the third quarter, natural gas prices have begun to strengthen with US storage currently around 3.4 Tcf, slightly below the record levels established in 2006. There has also been a sharp decline in US liquid natural gas (LNG) imports due to stronger pricing in the UK and Asia. These factors helped prices rebound, with October AECO spot prices approximately 20% higher than the low point during the month of September.

Fairborne continued to realize above-average natural gas prices during the third quarter of 2007 due to the higher heat content of the Trust's production and an active risk management program. An average of 14.9 MMcf per day was sold under fixed price physical sales contracts during the quarter representing 25% of the Trust's natural gas production. Risk management activities for the third quarter of 2007 increased the Trust's realized natural gas revenue by $4.1 million which had an effect of increasing the Trust's natural gas price by $0.76 per Mcf to $6.21 per Mcf, a 21% premium to the weighted average daily AECO index.

The Trust continues to use its risk management program to manage downside price risk and provide stability to expected funds generated from operations. Currently, Fairborne has an estimated 29% of its gas production under fixed price physical sales contracts for the fourth quarter of 2007 at a minimum average price of $8.42 per Mcf and 33% of its first quarter 2008 estimated gas production at a minimum average price of $8.55 per Mcf. On an annualized basis for the 2008 calendar year, the Trust has an average of 13% of its natural gas production protected at an average price of $8.13 per Mcf.

The following table summarizes the outstanding fixed price physical sales contracts for natural gas, including contracts outstanding at September 30, 2007 as well as contracts entered into after September 30, 2007:

	Q4/07	Q1/08	Q2/08	Q3/08	Q4/08
Collars					
Volume *(Mcf per day)*	8,774	5,446	–	–	–
Average floor *($ per Mcf)*	$8.24	$8.81	–	–	–
Average ceiling *($ per Mcf)*	$9.37	$11.18	–	–	–
Puts and Participating Swaps					
Volume *(Mcf per day)*	1,361	–	–	–	–
Average floor *($ per Mcf)*	$8.36	–	–	–	–
Swaps					
Volume *(Mcf per day)*	7,715	15,556	4,664	4,664	4,664
Average price *($ per Mcf)*	$8.64	$8.46	$7.51	$7.51	$7.51
Total volume *(Mcf per day)*	17,850	21,002	4,664	4,664	4,664
Average floor price *($ per Mcf)*	$8.42	$8.55	$7.51	$7.51	$7.51

Conversion factor: 1 Mcf = 1.10 GJ

The Trust has also locked in the AECO basis on 5,000 mmbtu/d at NYMEX less US$0.845/mmbtu for the second quarter of 2008 and NYMEX less US$0.865/mmbtu for the third quarter of 2008. These basis swap contracts are accounted for as derivative contracts. The mark-to-market value of these contracts has been recorded as an unrealized loss of approximately $88,000 at September 30, 2007. The change in mark-to-market value from a liability of $10,000 at June 30, 2007 to a liability of $88,000 at September 30, 2007 has been reflected as an unrealized loss on derivatives during the third quarter.

Crude Oil

Crude oil prices continued to strengthen in the third quarter of 2007, increasing by 11% to CDN$80.65 per bbl compared to average market prices of CDN$72.62 per bbl in the preceding quarter. For the third quarter of 2007, the Trust had an average of 500 bbls per day of crude oil under fixed price physical sales contracts representing 19% of crude oil production. Risk management activities, including option costs for puts purchased during the year decreased the Trust's realized crude price by $0.2 million or $0.84 per bbl for the quarter. Compared to the same period in 2006, the Trust's realized crude oil price of CDN$77.08 per bbl for third quarter 2007 represented an increase of 5% from CDN$73.25 per bbl in 2006. For the remainder of 2007, the Trust has 35% of its estimated crude oil production protected at a minimum average price of US$72.99 per bbl.

The following table summarizes the outstanding fixed price physical sales contracts on crude oil, including contracts outstanding at September 30, 2007 as well as contracts entered into after September 30, 2007:

	Q4/07	Q1/08	Q2/08	Q3/08	Q4/08
Collars					
Volume *(bbl per day)*	500	500	500	500	500
Average floor *($US per bbl)*	$75.00	$70.00	$70.00	$70.00	$70.00
Average ceiling *($US per bbl)*	$77.00	$75.60	$75.60	$74.00	$74.00
Swaps					
Volume *(bbl per day)*	500	500	500	–	–
Average price *($US per bbl)*	$70.98	$70.50	$70.70	–	–
Total volume *(bbl per day)*	1,000	1,000	1,000	500	500
Average floor price *($US per bbl)*	$72.99	$70.35	$70.28	$70.00	$70.00

PETROLEUM AND NATURAL GAS REVENUE

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	**2007**	2006	Change	**2007**	2006	Change
Natural gas	**33,382**	29,095	15%	**100,709**	97,305	3%
Crude oil	**18,439**	17,546	5%	**46,928**	50,111	(6%)
Natural gas liquids	**2,585**	1,676	54%	**6,015**	5,493	10%
Unrealized loss on derivatives	**(402)**	–	n/a	**(981)**	–	n/a
Other income	**644**	528	22%	**1,144**	1,639	(30%)
Total	**54,648**	48,845	12%	**153,815**	154,548	–
Per BOE	**$45.97**	$49.90	(8%)	**$49.53**	$53.70	(8%)

Fairborne reported revenue of $54.6 million for the third quarter of 2007, representing a 10% increase compared to the second quarter ($49.5 million). Third quarter revenue reflected the impact of increased production from Fairquest properties which was partially offset by weaker natural gas prices. On a year to date basis, revenues of $153.8 million are comparable to the prior year ($154.5 million) with the impact of higher 2007 production offset by lower realized natural gas prices in 2007.

ROYALTIES

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2007	2006	Change	2007	2006	Change
Crown	7,000	4,252	65%	20,068	18,197	10%
Freehold and overriding	2,305	2,054	12%	6,753	7,092	(5%)
Total	9,305	6,306	48%	26,821	25,289	6%
Crown *(% of revenue)*	12.8%	8.7%	47%	13.0%	11.8%	10%
Freehold and overriding *(% of revenue)*	4.2%	4.2%	–	4.4%	4.6%	(4%)
Total *(% of revenue)*	17.0%	12.9%	32%	17.4%	16.4%	6%
Per BOE	$7.83	$6.44	22%	$8.64	$8.79	(2%)

The Trust reported royalties of $9.3 million (17.0%) for the third quarter of 2007. Consistent with 2006 and the first six months of 2007, Fairborne's realized gas price in the third quarter of 2007 was well in excess of the reference price utilized in calculating crown royalties due to the Trust's risk management program. Compared to the prior year, the third quarter 2006 rate (12.9%) also included higher operating cost deductions and gas cost allowance deductions. Fairborne expects royalty rates to average between 18% and 20% for the remainder of 2007 based on current reference prices.

TRANSPORTATION EXPENSES

	Three months ended September 30,			Nine months ended September 30,		
	2007	2006	Change	2007	2006	Change
Transportation costs *($thousands)*	914	1,047	(13%)	2,383	4,052	(41%)
Per BOE	$0.77	$1.07	(28%)	$0.77	$1.41	(45%)

Fairborne's transportation costs include clean oil trucking, trucking of natural gas liquids, certain third party fuel charges and transportation and fuel costs associated with the usage of natural gas pipelines. Transportation costs of $0.9 million ($0.77 per BOE) have decreased during the third quarter of 2007 primarily due to reduced third party fuel usage at the Trust's Columbia/Harlech property. Transportation costs for the nine months ended September 30, 2007 were also reduced by an accounting adjustment for transportation costs relating to the periods June 2005 to June 2007.

Based on existing transportation commitments, the Trust expects transportation costs to be between $0.75 and $1.00 per BOE for the remainder of 2007.

OPERATING COSTS

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2007	2006	Change	2007	2006	Change
Operating costs						
Natural gas	8,106	6,791	19%	20,973	19,316	9%
Oil and NGLs	2,526	2,880	(12%)	6,762	7,872	(14%)
Total	10,632	9,671	10%	27,735	27,188	2%
Per BOE	$8.94	$9.88	(10%)	$8.93	$9.45	(6%)

During the third quarter, Fairborne recorded operating costs of $10.6 million, or $8.94 per BOE. Operating costs have decreased 6% from the $9.51 per BOE in the preceding quarter excluding prior year equalization adjustments ($8.01 per BOE including equalizations). In the third quarter of 2006, operating costs included turnaround costs ($0.80 per BOE) at the West Pembina gas plant. Excluding the turnaround costs in 2006, regular operating costs for the third quarter of 2007 are marginally lower than the third quarter of 2006 ($9.08 per BOE). On a year to date basis, operating costs are lower than 2006 as a result of the facility equalizations for third party facilities recorded in the second quarter of 2007.

Based on current production levels and the Trust's existing properties, the Trust expects operating costs to average between $9.00 and $9.50 per BOE for the remainder of 2007.

OPERATING NETBACKS

	Three months ended September 30, 2007					2006	
	Natural Gas ($/Mcf)	CBM ($/Mcf)	Crude Oil ($/bbl)	NGLs ($/bbl)	BOE Production ($/BOE)	BOE Production ($/BOE)	Change
Petroleum and natural gas sales [1]	6.34	5.44	77.08	48.33	45.76	49.36	(7%)
Other income	0.12	0.01	0.32	-	0.54	0.54	-
Royalty expense	(1.22)	(0.78)	(11.23)	(7.46)	(7.83)	(6.44)	22%
Transportation expense	(0.19)	-	(0.17)	-	(0.77)	(1.07)	(28%)
Operating costs	(1.71)	(0.20)	(9.23)	(6.95)	(8.94)	(9.88)	(10%)
Operating netback	3.34	4.47	56.77	33.92	28.76	32.51	(12%)

(1) Excludes unrealized loss on derivatives

	Nine months ended September 30, 2007					2006	
	Natural Gas ($/Mcf)	CBM ($/Mcf)	Crude Oil ($/bbl)	NGLs ($/bbl)	BOE Production ($/BOE)	BOE Production ($/BOE)	Change
Petroleum and natural gas sales [1]	7.35	6.78	70.67	46.08	49.48	53.13	(7%)
Other income	0.09	-	0.04	-	0.37	0.57	(35%)
Royalty expense	(1.42)	(0.74)	(11.53)	(7.23)	(8.64)	(8.79)	(2%)
Transportation expense	(0.19)	-	(0.16)	-	(0.77)	(1.41)	(45%)
Operating costs	(1.68)	(0.60)	(8.82)	(7.32)	(8.93)	(9.45)	(6%)
Operating netback	4.15	5.44	50.20	31.53	31.51	34.05	(7%)

(1) Excludes unrealized loss on derivatives

The Trust's operating netback of $28.76 per BOE for the third quarter decreased by 13% compared to the second quarter ($33.03 per BOE), reflecting the impact of reduced natural gas prices. Reductions in operating netbacks compared to 2006 on both a quarter over quarter and year to date basis are also primarily attributable to reduced commodity prices, partially offset by lower operating and transportation costs.

GENERAL AND ADMINISTRATIVE ("G&A") EXPENSES

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2007	2006	Change	2007	2006	Change
G&A expenses, net of recoveries	2,822	1,398	102%	7,941	4,804	65%
Trust unit compensation costs	1,697	1,389	22%	5,355	3,747	43%
Total G&A expenses	4,519	2,787	62%	13,296	8,551	55%
G&A expenses, per BOE	$2.37	$1.43	66%	$2.56	$1.67	53%
Compensation costs, per BOE	$1.43	$1.42	-	$1.72	$1.30	32%

Fairborne recorded $2.8 million of G&A expenses, net of recoveries, in the third quarter of 2007 representing $2.37 per BOE. G&A expenses for the third quarter were $0.6 million lower than the $3.4 million recorded during the second quarter of 2007 which included employee cash bonuses paid out in April 2007.

G&A expenses, net of recoveries, for the third quarter of 2007 more than doubled from the comparable quarter in 2006 primarily due to the termination of the Technical Services Agreement with Fairquest in June 2007. During the third quarter of 2006, recoveries from Fairquest reduced G&A expenses by $0.8 million (Q3 2007 – nil). As well, overhead recoveries from operated capital expenditure programs were higher in the third quarter of 2006, thereby further reducing net G&A costs for that period. On a year to date basis, G&A expenses, net of recoveries, were 65% higher in 2007 primarily due to an increase in salaries resulting from increased staffing levels and higher costs associated with employee retention when compared to the prior year. In addition, overhead recoveries from operated capital expenditure programs and recoveries from Fairquest under the Technical Services Agreement contributed to lower G&A expenses, net of recoveries, in the prior year.

For the remainder of 2007, Fairborne expects G&A expenses, net of recoveries, to average between $1.90 and $2.10 per BOE.

Compensation expense of $1.7 million in the third quarter of 2007 (Q3 2006 – $1.4 million) was 11% lower than the second quarter of 2007 ($1.9 million) primarily due to the vesting of Restricted Units during the first six months of 2007. Compensation expense includes amortization of the fair value of units anticipated to be issued pursuant to the Trust Incentive Plan. The increase in compensation expense compared to the prior year is consistent with additional Restricted and Performance Units issued to employees as part of the Trust's annual compensation reviews.

INTEREST AND FINANCING COSTS

	Three months ended September 30,			Nine months ended September 30,		
($thousands except as noted)	2007	2006	Change	2007	2006	Change
Interest expense	4,213	2,608	62%	11,172	6,223	80%
Accretion of convertible debentures	544	-	n/a	1,631	-	n/a
Total interest and financing costs	4,757	2,608	82%	12,803	6,223	106%
Per BOE	$4.00	$2.66	50%	$4.12	$2.16	91%

Fairborne recorded $4.2 million in interest expense in the third quarter of 2007, up from $3.7 million in the second quarter of 2007 and $2.6 million in the third quarter of the prior year. The increase in interest expense reflects higher interest rates as well as an increase in the Trust's debt levels. The Trust's debt levels increased by $100 million with the issuance of convertible debentures in October 2006 and with the assumption of $50.7 million of net debt on the acquisition of Fairquest in June 2007.

Average debt during the third quarter of 2007 was higher than the average debt during the immediately preceding quarter as a result of the Fairquest acquisition which closed late in the second quarter. Higher average debt in the third quarter resulted in a $0.5 million increase in interest expense despite the decrease in the debt balance at September 30, 2007 compared to June 30, 2007.

Also included in interest and financing costs is the accretion of convertible debentures which began in October 2006. The costs associated with the debenture offering along with the amount allocated to the conversion feature are included in interest and financing costs over the term of the debentures. Accretion of $0.5 million recorded during the third quarter of 2007 is consistent with the accretion recorded during the second quarter of 2007.

DEPLETION, DEPRECIATION AND ACCRETION (DD&A)

	Three months ended September 30,			Nine months ended September 30,		
	2007	2006	Change	2007	2006	Change
Depletion, depreciation and accretion *($thousands)*	27,213	18,577	46%	69,408	53,601	29%
Per BOE	$22.89	$18.98	21%	$22.35	$18.63	20%

The Trust recorded $27.2 million in depletion and depreciation of capital assets and accretion of asset retirement obligations during the third quarter of 2007. On a BOE basis, the DD&A rate of $22.89 for the third quarter of 2007 is consistent with the rate for the second quarter of 2007 (Q2 2007 - $23.08) and 21% higher than the rate for the third quarter of 2006 (Q3 2006 - $18.98). The increase in the DD&A rate compared to 2006 is attributable to an increase in Fairborne's depletable base resulting from several factors: the acquisition of Fairquest assets at their estimated fair market value, capital spending during 2007 and accounting for exchangeable shares, whereby the conversion of exchangeable shares results in an increase to depletable assets, with no corresponding increase in reserves.

TAXES

($thousands except as noted)	Three months ended September 30, 2007	2006	Change	Nine months ended September 30, 2007	2006	Change
Future (reduction)	(5,072)	(3,604)	41%	(15,877)	(9,413)	69%
Capital (recovery)	–	(10)	n/a	–	203	n/a
Total taxes	(5,072)	(3,614)	40%	(15,877)	(9,210)	72%
Per BOE	$(4.27)	$(3.69)	16%	$(5.11)	$(3.20)	60%

Fairborne recorded a future tax recovery of $5.1 million in the third quarter of 2007 (Q3 2006 - $3.6 million) with a $15.9 million recovery booked for the nine months ended September 30, 2007 (September 30, 2006 - $9.4 million). The future tax recovery results from interest deductions associated with the Trust's structure.

On October 31, 2006 the Federal Finance Minister announced a proposal to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts and certain other entities at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders. The Finance Minister said existing trusts would have a four year transition period and would not be subject to the new rules until 2011 (provided that the trust only experiences "normal growth" and no "undue expansion" before then).

On June 12, 2007, the legislation that results in distributions from flow-through entities, like Fairborne, being taxed at a rate of 31.5% was substantively enacted for purposes of Canadian GAAP. As such, trusts which qualify under this legislation ("SIFT tax"), including Fairborne, must recognize future income tax assets and liabilities in the current period with a corresponding amount included in future tax expense on the statement of operations pertaining to temporary differences at the trust level. Previously, temporary differences at the trust level were not subject to current or future income taxes. At the trust level, Fairborne does not have any significant future income tax assets or liabilities and, as such, the substantive enactment of the SIFT tax did not result in a significant future tax expense or recovery being recognized in the 2007 interim financial statements.

NON-CONTROLLING INTEREST

As a result of the Plan of Arrangement in 2005, Fairborne issued 7.0 million exchangeable shares of a subsidiary of the Trust to former shareholders of Fairborne Energy Ltd. During the nine months ended September 30, 2007, 1,463,762 exchangeable shares were converted into 1,806,364 Trust units. A total of 3.2 million exchangeable shares remain outstanding on September 30, 2007 with an exchange ratio at such date for the retraction of exchangeable shares into Trust units of 1:1.3035.

The exchangeable shares are listed on the Toronto Stock Exchange (trading symbol: FXL), trade separately from the Trust units and represent a non-controlling interest to the Trust. Holders of exchangeable shares do not receive cash distributions from the Trust; however, the conversion ratio is adjusted monthly to reflect accumulated distributions. The exchangeable shares are recorded as a non-controlling interest and are allocated a pro rata share of net income as required by Canadian accounting standards.

UNIT ANALYSIS

	Three months ended September 30,			
	2007		2006	
	($thousands)	($/BOE)	($thousands)	($/BOE)
Petroleum and natural gas revenue	54,648	45.97	48,845	49.90
Royalties	(9,305)	(7.83)	(6,306)	(6.44)
Transportation costs	(914)	(0.77)	(1,047)	(1.07)
Operating expenses	(10,632)	(8.94)	(9,671)	(9.88)
Unrealized loss on derivatives	402	0.33	-	-
General & administrative (1)	(2,822)	(2.37)	(1,398)	(1.43)
Interest expense (2)	(4,213)	(3.54)	(2,608)	(2.66)
Capital taxes	-	-	10	0.01
Funds generated from operations	27,164	22.85	27,825	28.43
Unrealized loss on derivatives	(402)	(0.33)	-	-
Compensation expense	(1,697)	(1.43)	(1,389)	(1.42)
Accretion of convertible debentures	(544)	(0.46)	-	-
Depletion, depreciation and accretion	(27,213)	(22.89)	(18,577)	(18.98)
Future tax reduction	5,072	4.27	3,604	3.68
Non-controlling interest	(109)	(0.10)	(1,024)	(1.05)
Net income	2,271	1.91	10,439	$10.66

(1) net of compensation expense (non-cash)

(2) net of accretion on convertible debentures (non-cash)

	Nine months ended September 30,			
	2007		2006	
	($thousands)	($/BOE)	($thousands)	($/BOE)
Petroleum and natural gas revenue	153,815	49.53	154,548	53.70
Royalties	(26,821)	(8.64)	(25,289)	(8.79)
Transportation costs	(2,383)	(0.77)	(4,052)	(1.41)
Operating expenses	(27,735)	(8.93)	(27,188)	(9.45)
Unrealized loss on derivatives	981	0.32	-	-
General & administrative (1)	(7,941)	(2.56)	(4,804)	(1.67)
Interest expense (2)	(11,172)	(3.60)	(6,223)	(2.16)
Capital taxes	-	-	(203)	(0.07)
Funds generated from operations	78,744	25.35	86,789	30.15
Unrealized loss on derivatives	(981)	(0.32)	-	-
Compensation expense	(5,355)	(1.72)	(3,747)	(1.30)
Accretion of convertible debentures	(1,631)	(0.52)	-	-
Depletion, depreciation and accretion	(69,408)	(22.35)	(53,601)	(18.63)
Future tax reduction	15,877	5.11	9,413	3.27
Non-controlling interest	(1,076)	(0.34)	(3,675)	(1.27)
Net income	16,170	$5.21	35,179	$12.22

(1) net of compensation expense (non-cash)

(2) net of accretion on convertible debentures (non-cash)

Fairborne reported funds generated from operations of $27.2 million for the third quarter of 2007, 7% higher than the second quarter of 2007 ($25.5 million) and consistent with the third quarter of 2006 ($27.8 million). On a BOE basis, the impact of reduced natural gas prices resulted in funds generated from operations of $22.85 per BOE, 12% lower than the second quarter 2007 of $25.83 per BOE. Similarly, net income of $1.91 per BOE for the third quarter of 2007 reflected the impact of unrealized losses on derivatives, the accretion of the convertible debentures, and a lower future tax recovery.

LIQUIDITY AND CAPITAL RESOURCES

CAPITAL EXPENDITURES

	Three months ended September 30,		Nine months ended September 30,	
($thousands)	2007	2006	2007	2006
Exploration and development				
Land and lease acquisitions	1,320	917	2,376	2,539
Geological and geophysical	1,077	-	1,110	1,722
Drilling, completions and workovers	16,177	11,237	32,673	31,607
Well equipment and facilities	6,447	3,196	22,825	16,711
Corporate assets	-	73	-	366
	25,021	15,423	58,984	52,945
Property acquisitions, net of dispositions	616	22,380	6,940	22,380
Corporate acquisitions	-	-	220,004	-
Conversion of exchangeable shares	100	2,670	11,987	15,754
Total	25,737	40,473	297,915	91,079

Fairborne's third quarter capital expenditures included $25 million of exploration and development spending with $16.2 million on drilling and completions, $6.4 million on well equipment and facilities, and $2.3 million on land and seismic.

An active capital program during the third quarter was focused on drilling and completion activities with the Trust participating in drilling a total of 23 wells (17.5 net), resulting in 15 (13.1 net) coal bed methane wells and eight (4.4 net) natural gas wells. Year to date, the Trust participated in drilling a total of 51 wells (34.6 net) resulting in 18 natural gas wells (8.9 net), 32 coal bed methane wells (25.2 net) and one dry hole. Tangible capital expenditures during the three months ended September 30, 2007 included well equipment and tie-ins in the Columbia/Harlech, Brazeau and Clive areas.

During the third quarter of 2007, Fairborne completed property acquisitions of $3.9 million and dispositions of property totaling $3.3 million. The most significant transaction was an asset swap with a third party whereby Fairborne disposed of a non-core property in exchange for additional interests in Columbia/Harlech. Overall, net property acquisitions of $6.9 million during the nine months ended September 30, 2007 increased the Trust's interest in the core areas of Brazeau and Columbia/Harlech. These activities were financed through a combination of funds generated from operations and the Trust's bank credit facilities. The Fairquest corporate acquisition which was completed during the second quarter of 2007 was financed through the issue of 15.8 million Trust units and the assumption of Fairquest's net debt.

The conversion of exchangeable shares to Trust units during the third quarter was recorded as a $0.1 million (Q3 2006 – $2.7 million) acquisition of petroleum and natural gas assets, with $12.0 million (2006 – $15.8 million) recorded during the nine months ended September 30, 2007. The addition to petroleum and natural gas assets is based on the market value of Trust units issued on conversion and the carrying value of the non-controlling interest.

WORKING CAPITAL AND BANK INDEBTEDNESS

In June 2007, in conjunction with completion of the Fairquest acquisition, the Trust's credit facilities were increased to $220 million including a $205 million extendible revolving term credit facility and a $15 million demand operating credit facility. At September 30, 2007, the Trust had drawn $159.8 million against its credit facilities (June 30, 2007 – $179.1 million) and had a working capital deficit of $27.1 million (June 30, 2007 – surplus of $11.6 million) for a net debt position of $186.9 million (June 30, 2007 – $167.5 million). The increase in net debt during the third quarter was attributable to capital spending during the third quarter, a portion of which was financed by funds generated from operations after distributions to unitholders, and the balance reflected as a working capital deficit at September 30, 2007.

CONVERTIBLE DEBENTURES

Fairborne had 100,000 Convertible Unsecured Subordinated Debentures outstanding at September 30, 2007 with a maturity value of $100 million. The Debentures bear interest at a rate of 6.5% per annum, which is payable semi-annually in arrears on December 31 and June 30 of each year with the first payment made on June 30, 2007. The Debentures have a face value of $1,000 per debenture, mature on December 31, 2011 and can be converted into Trust units of Fairborne at any time at the option of the holders at a conversion price of $13.50 per unit. Based on the convertible nature of the Debentures, they are considered to represent both debt and equity to the Trust under generally accepted accounting principles. The debt component accretes up to the principal balance at maturity with accretion included in interest expense.

UNITHOLDERS' EQUITY

The Trust is authorized to issue an unlimited number of Trust units. During the three months ended September 30, 2007 approximately 25,900 Trust units were issued on the conversion of exchangeable shares, with a total of 1.8 million Trust units issued on the conversion of exchangeable shares during the nine months ended September 30, 2007.

As part of the consideration for the Fairquest acquisition, Fairborne issued 15.8 million Trust units to former shareholders of Fairquest. The Trust also issued 4.6 million warrants to acquire 1.8 million Trust units in exchange for the outstanding Fairquest warrants. The warrants are exercisable at a price of $8.13 per unit and can be exercised at anytime up to June 1, 2010.

The following table provides a summary of outstanding Trust units, exchangeable shares, warrants and units under Trust Incentive Plans at the dates indicated:

(thousands)	October 31, 2007	September 30, 2007	December 31, 2006
Trust units	65,620	65,616	47,677
Exchangeable shares	3,158	3,158	4,622
Warrants	4,627	4,627	-
Trust incentive plans			
Restricted units [1]	551	554	496
Performance units [1],[2]	903	903	629
Weighted average trust units			
Basic	n/a	55,685	47,244
Diluted	n/a	61,788	53,741

(1) The number of Trust units that may be issued pursuant to the Restricted Units and Performance Units will be increased for accumulated distributions.

(2) The number of Trust units that may be issued pursuant to the Performance Units is dependent on a payout multiplier which is based on the relative return on Trust units as compared to trust units of members of a selected peer group. Depending on the payout multiplier, the number of Trust units issuable may range between zero and two Trust units per Performance Unit.

CASH FLOW AND DISTRIBUTIONS

	Three months ended September 30,		Nine months ended September 30,	
($thousands)	2007	2006	2007	2006
Cash flow from operating activities	24,159	29,969	79,633	97,585
Change in non-cash working capital	233	(3,202)	(3,859)	(12,119)
Asset retirement expenditures	2,772	1,058	2,970	1,323
Funds generated from operations	27,164	27,825	78,744	86,789

Consistent with 2006, for tax purposes, all 2007 distributions are expected to be taxable as a return on capital with no return of capital.

	Three months ended September 30,		Nine months ended September 30,	
($thousands)	2007	2006	2007	2006
Cash flow from operating activities	24,159	29,969	79,633	97,585
Net Income	2,271	10,439	16,170	35,179
Cash distributions declared	17,713	18,553	49,221	55,202
Excess of cash flow from operating activities over cash distributions	6,446	11,416	30,412	42,383
Shortfall of net income over cash distributions	(15,442)	(8,114)	(33,051)	(20,023)

Cash distributions exceeded net income by $15.4 million for the third quarter of 2007 (Q3 2006 - $8.1 million) however net income for the same period included $22.1 million of non-cash items (Q3 2006 - $16.3 million) that do not impact cash flow from operating activities. Non-cash charges such as DD&A are not representative of the costs of maintaining the Trust's productive capacity as they are based on the historical costs of capital assets and not the fair market value of replacing those assets within the context of the current commodity price environment.

As an oil and gas trust, Fairborne must rely on ongoing development activities and acquisitions to replace production and add additional reserves. Fairborne's future oil and natural gas production and reserves are highly dependent on its success in exploiting its asset base and acquiring additional reserves. Ordinarily, to the extent the Trust is unsuccessful in these activities its cash distributions could be reduced; however Fairborne is in the process of a corporate reorganization such that it would cease to be a Trust (see section entitled "Proposed Restructuring and Equity Financing"). Fairborne plans to continue its current monthly distributions until closing of the reorganization, including the November distribution payable on December 17, 2007. Fairborne expects distributions in October and November to exceed net income for the same period.

Fairborne targets cash flow to equal distributions plus capital expenditures while maintaining its balance sheet flexibility. Fairborne's asset base requires a certain level of capital expenditures to keep its ongoing production flat. In a weak commodity price environment, Fairborne may be required to consider reducing its distribution levels in order to balance cash flows to distributions plus capital expenditures.

BUSINESS ENVIRONMENT AND RISK

The business risks the Trust is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairborne's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, environmental regulation and risks, competition and government regulations - all of these govern the businesses and influence the controls and management of the Trust. Fairborne manages these risks by:

> attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Trust;
> operating properties in order to maximize opportunities;
> employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
> maintaining a strong financial position; and
> maintaining strict environmental, safety and health practices.

Fairborne continues to evaluate the Alberta Government's royalty changes and its impact on both the Trust's current reserve base and its future opportunities. Based on publicly available information in respect of the New Royalty Framework and internal analysis, utilizing the December 31, 2006 combined reserves of Fairborne and Fairquest and the external engineer's price forecast at that date and rerunning such reserves as evaluated as of December 31, 2006, the Trust estimates the royalty changes to have the following impact: less than a 3% reduction to the net present value of future net revenues from proved plus probable reserves (at an 8% discount rate); a negligible change to proved plus probable reserves for both gross and net reserves; and an 8% reduction to 2009 cash flow (based on the proved plus probable reserves cash flow as estimated in the December 31, 2006 engineering reports).

CHANGE IN ACCOUNTING POLICIES

FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT

On January 1, 2007, the Trust adopted the new Canadian accounting standard for financial instruments – recognition and measurement, financial instruments – presentation and disclosures, hedging, comprehensive income and equity. As prescribed by the new standards, prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale" or "held-to-maturity" as defined by the standard.

Fairborne manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars, puts or participating swaps. Under the new accounting standards, the majority of these contracts have been designated as "normal sale" contracts; therefore, these commodity contracts are not recorded on the balance sheet at fair value. Amounts received on the settlement of the "normal sale" commodity contracts are included in petroleum and natural gas revenue as the contracts settle. Certain of these contracts do not qualify as "normal sale" contracts and, as such, are accounted for as derivative contracts and recorded on the balance sheet at fair value. Changes in the fair value of derivative contracts are recorded in earnings for the corresponding period.

The effect of initially adopting the new financial instruments accounting standard resulted in recognition of a derivative asset of $0.6 million with a corresponding amount recorded as an adjustment to opening retained earnings ($0.4 million net of future income taxes). This adjustment represented the fair market value of the derivative contracts outstanding at January 1, 2007. At September 30, 2007, the estimated fair value of outstanding derivatives was a liability of $88,000, with an unrealized loss of $0.7 million being charged to earnings for the nine months ended September 30, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on the Trust's financial statements as Fairborne does not apply hedge accounting.

The new accounting standards require a new statement of comprehensive income (loss); however, there are no amounts that Fairborne would include in other comprehensive income except net income.

NEW ACCOUNTING POLICIES

Two new Canadian accounting standards have been issued which require additional disclosure in the Trust's financial statements commencing January 1, 2008 related to the Trust's financial instruments as well as its capital program and how well it is managed.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision, internal controls over financial reporting related to the Trust, including its consolidated subsidiaries, to provide reasonable assurance regarding the reliability of the Trust's financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

Fairborne Energy Ltd.'s Chief Executive Officer and Chief Financial Officer are required to cause the Trust to disclose herein any change in the Trust's internal controls over financial reporting that occurred during the Trust's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Trust's internal controls over financial reporting. No material changes in the Trust's internal controls over financial reporting were identified during the nine months ended September 30, 2007, that have materially affected, or are reasonably likely to materially affect, the Trust's internal controls of financial reporting.

It should be noted that a control system, including the Trust's disclosure and internal controls and procedures, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of select financial information for the quarterly periods indicated:

	Q3/07	Q2/07	Q1/07	Q4/06
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	**54,648**	49,501	49,666	49,581
Funds generated from operations	**27,164**	25,547	26,033	26,108
Per unit - basic	**$0.41**	$0.45	$0.55	$0.54
Per unit - diluted	**$0.38**	$0.41	$0.48	$0.43
Cash flow from operations (including changes in working capital)	**24,159**	27,724	27,750	10,189
Per unit - basic	**$0.37**	$0.47	$0.59	$0.19
Per unit - diluted	**$0.34**	$0.43	$0.52	$0.15
Net Income	**2,271**	6,739	7,160	8,900
Per unit - basic	**$0.03**	$0.11	$0.15	$0.18
Per unit - diluted	**$0.03**	$0.10	$0.15	$0.17
Total assets	**732,276**	753,664	561,906	539,579
Working capital surplus (deficit)	**(27,051)**	11,594	7,093	7,158
Bank indebtedness	**159,834**	179,120	119,645	101,156
Convertible debentures	**91,933**	91,389	90,819	90,302
OPERATIONS				
Average production				
Natural gas *(Mcf per day)*	**58,435**	48,689	45,060	46,752
Crude oil *(bbls per day)*	**2,600**	2,303	2,396	2,522
Natural gas liquids *(bbls per day)*	**582**	449	402	308
Total *(BOE per day)*	**12,921**	10,867	10,308	10,623

	Q3/06	Q2/06	Q1/06	Q4/05
FINANCIAL ($thousands, except per unit amounts)				
Petroleum and natural gas sales	48,845	50,914	54,789	68,751
Funds generated from operations	27,825	30,340	28,624	40,783
Per unit - basic	$0.58	$0.65	$0.62	$0.89
Per unit - diluted	$0.51	$0.57	$0.54	$0.77
Cash flow from operations (including changes in working capital)	29,969	38,037	29,579	30,731
Per unit - basic	$0.63	$0.80	$0.64	$0.67
Per unit - diluted	$0.55	$0.71	$0.56	$0.74
Net Income	10,439	13,881	10,859	20,444
Per unit - basic	$0.22	$0.30	$0.23	$0.43
Per unit - diluted	$0.22	$0.28	$0.23	$0.36
Total assets	514,681	499,826	522,482	499,920
Working capital surplus (deficit)	(2,395)	(3,199)	35	1,373
Bank indebtedness	177,595	147,202	153,933	136,302
OPERATIONS				
Production				
Natural gas *(Mcf per day)*	45,966	43,441	46,472	46,886
Crude oil *(bbls per day)*	2,604	2,607	2,575	2,770
Natural gas liquids *(bbls per day)*	376	432	384	438
Total *(BOE per day)*	10,640	10,280	10,705	11,022

INTERIM CONSOLIDATED BALANCE SHEETS

(Unaudited)

($thousands)	September 30, 2007	December 31, 2006
Assets		
Current assets		
Cash and cash equivalents	$ 99	$ 764
Accounts receivable	34,885	70,804
Prepaid expenses and deposits	3,029	3,278
	38,013	74,846
Capital assets *(Note 3)*	678,093	448,563
Goodwill	16,170	16,170
	$ 732,276	$ 539,579
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 59,158	$ 61,490
Distributions payable	5,906	6,198
	65,064	67,688
Bank indebtedness *(Note 4)*	159,834	101,156
Convertible debentures *(Note 5)*	91,933	90,302
Non-controlling interest *(Note 6)*	19,480	27,132
Asset retirement obligation *(Note 7)*	10,519	10,994
Future income taxes *(Note 8)*	47,594	41,592
Unitholders' Equity		
Unitholders' capital *(Note 9)*	380,886	216,575
Warrants *(Note 9)*	2,857	-
Equity component of convertible debentures *(Note 5)*	5,581	5,581
Contributed surplus *(Note 9)*	7,310	4,694
Deficit	(58,782)	(26,135)
	337,852	200,715
	$ 732,276	$ 539,579

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited)

($thousands except per unit amounts)	For the three months ended September 30, 2007	For the three months ended September 30, 2006	For the nine months ended September 30, 2007	For the nine months ended September 30, 2006
Revenue				
Petroleum and natural gas	$ 54,648	$ 48,845	$ 153,815	$ 154,548
Royalties	(9,305)	(6,306)	(26,821)	(25,289)
Transportation	(914)	(1,047)	(2,383)	(4,052)
	44,429	41,492	124,611	125,207
Expenses				
Operating	10,632	9,671	27,735	27,188
General and administrative	4,519	2,787	13,296	8,551
Interest	4,757	2,608	12,803	6,223
Depletion, depreciation and accretion	27,213	18,577	69,408	53,601
	47,121	33,643	123,242	95,563
Income (loss) before taxes	(2,692)	7,849	1,369	29,644
Taxes (reduction)				
Future	(5,072)	(3,604)	(15,877)	(9,413)
Capital	-	(10)	-	203
	(5,072)	(3,614)	(15,877)	(9,210)
Net income before non-controlling interest	2,380	11,463	17,246	38,854
Non-controlling interest	109	1,024	1,076	3,675
Net income	2,271	10,439	16,170	35,179
Retained earnings (deficit), beginning of period	(43,340)	(8,330)	(26,135)	3,579
Retained earnings adjustment, financial instruments *(Note 1)*	-	-	404	-
Distributions declared	(17,713)	(18,553)	(49,221)	(55,202)
Deficit, end of period	$ (58,782)	$ (16,444)	$ (58,782)	$ (16,444)
Net income per unit (Note 9)				
Basic	$ 0.03	$ 0.22	$ 0.29	$ 0.75
Diluted	$ 0.03	$ 0.22	$ 0.28	$ 0.73

See accompanying notes to the interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

($thousands)	For the three months ended September 30, 2007	2006	For the nine months ended September 30, 2007	2006
Cash provided by (used in):				
Operating activities				
Net income	$ 2,271	$ 10,439	$ 16,170	$ 35,179
Items not involving cash:				
Depletion, depreciation and accretion	27,213	18,577	69,408	53,601
Non-controlling interest	109	1,024	1,076	3,675
Unit based compensation expense	1,697	1,389	5,355	3,747
Future tax (reduction)	(5,072)	(3,604)	(15,877)	(9,413)
Accretion on convertible debentures	544	-	1,631	-
Unrealized loss on derivatives	402	-	981	-
Asset retirement expenditures	(2,772)	(1,058)	(2,970)	(1,323)
	24,392	26,767	75,774	85,466
Change in non-cash working capital	(233)	3,202	3,859	12,119
	24,159	29,969	79,633	97,585
Financing activities				
Distributions to unitholders	(17,709)	(18,524)	(49,513)	(55,039)
Bank indebtedness	(19,286)	30,393	58,678	41,293
Issuance of trust units	-	-	111	-
Change in non-cash working capital	-	-	(32,732)	-
	(36,995)	11,869	(23,456)	(13,746)
Investing activities				
Capital expenditures	(25,021)	(15,423)	(58,984)	(52,945)
Property acquisition	(616)	(22,380)	(6,940)	(22,380)
Corporate acquisition costs *(Note 2)*	-	-	(2,500)	-
Change in non-cash working capital	38,341	(4,035)	11,582	(8,512)
	12,704	(41,838)	(56,842)	(83,837)
Change in cash and cash equivalents	(132)	-	(665)	2
Cash and cash equivalents, beginning of period	231	219	764	217
Cash and cash equivalents, end of period	$ 99	$ 219	$ 99	$ 219
Interest paid	$ 2,616	$ 2,422	$ 10,338	$ 5,775
Capital taxes paid	$ -	$ 27	$ -	$ 240

See accompanying notes to the interim consolidated financial statements

SELECTED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2007 (unaudited)

(tabular amounts are stated in thousands and thousands of dollars except per unit amounts)

The interim consolidated financial statements of Fairborne Energy Trust (the "Trust" or "Fairborne") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2006, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim consolidated financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2006.

1. CHANGES IN ACCOUNTING POLICIES AND PRACTICES

On January 1, 2007, the Trust adopted the new Canadian accounting standards pertaining to financial instruments - recognition and measurement, financial instruments - presentation and disclosures, hedging and comprehensive income. As prescribed by the new standards, prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, the Trust must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale" or "held-to-maturity" as defined by the standard.

Fairborne manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars, puts or participating swaps. Under the new accounting standards, the majority of these contracts have been designated as "normal sale" contracts; therefore, these commodity contracts are not recorded on the balance sheet at fair value. Amounts received on the settlement of the commodity contracts are included in petroleum and natural gas revenue as the contracts settle. Certain of these contracts do not qualify as "normal sale" contracts and, as such, are accounted for as derivative contracts and recorded on the balance sheet at fair value. Changes in the fair value of derivative contracts are included in earnings for the corresponding period.

The effect of initially adopting the new financial instruments accounting standard resulted in recognition of a derivative asset of $0.6 million ($0.4 million net of tax) with a corresponding amount recorded as an adjustment to opening retained earnings. This adjustment represented the fair market value of the derivative contracts outstanding at January 1, 2007. At September 30, 2007, the estimated fair value of outstanding derivatives was a liability of $88,000 resulting in an unrealized loss of $0.7 million being charged to earnings for the nine months ended September 30, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on the Trust's financial statements as Fairborne does not apply hedge accounting.

The new accounting standards require a new statement of other comprehensive income; however, there are no amounts that Fairborne would include in other comprehensive income except net income.

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 related to the Company's financial instruments as well as its capital and how well it is managed.

2. ACQUISITIONS

On June 4, 2007 Fairborne and its subsidiary Fairborne Energy Ltd. acquired all of the outstanding shares of Fairquest Energy Ltd. ("Fairquest") pursuant to a plan of arrangement under the Business Corporations Act (Alberta) and an Arrangement Agreement dated March 11, 2007 among the Trust, Fairborne Energy Ltd. and Fairquest. Fairquest was a publicly traded oil and gas company with properties located in western Canada. As consideration for the transaction, Fairquest shareholders received 0.39 of a Trust unit for each Fairquest common share held. The Trust issued 15.8 million units to acquire Fairquest at a deemed value of $145 million, based on the trading price of Trust units on or about the date the acquisition was announced. The Trust also issued 4.6 million warrants to acquire an additional 1.8 million Trust units in exchange for outstanding Fairquest warrants. The acquisition has been accounted for using the purchase method. The results of operations for Fairquest have been included in the Trust's financial statements beginning June 4, 2007. Details of the acquisition are as follows:

Cost of Acquisition:	
Shares	$ 144,801
Transaction costs	2,500
Warrants	2,879
	$ 150,180
Allocated:	
Current assets	$ 9,585
Petroleum and natural gas properties and equipment	220,004
Current liabilities	(60,301)
Asset retirement obligations	(1,471)
Future income taxes	(17,637)
	$ 150,180

Included in current assets is $0.9 million receivable from Fairborne and included in current liabilities is $49.0 million payable to Fairborne. The total amount payable to Fairborne includes a $32.7 million advance received from Fairborne to repay amounts outstanding under Fairquest's credit facilities which were due immediately prior to the date of acquisition (May 30, 2007).

3. CAPITAL ASSETS

	September 30, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	$ 943,529	$ 645,350
Accumulated depletion and depreciation	(267,534)	(199,111)
Corporate assets	3,672	3,672
Accumulated depreciation	(1,574)	(1,348)
	$ 678,093	$ 448,563

As at September 30, 2007, future development costs of $106 million (December 31, 2006 - $90 million) were included in the depletion calculation and costs of acquiring unproved properties in the amount of $50.1 million (December 31, 2006 - $20.7 million) were excluded from the depletion calculation. Included in the Trust's petroleum and natural gas properties and equipment balance is $5.4 million (December 31, 2006 - $5.9 million) relating to asset retirement obligations, net of accumulated depletion.

4. BANK INDEBTEDNESS

At September 30, 2007 the Trust had a $205 million extendible revolving term credit facility and a $15 million demand operating credit facility available from a syndicate of Canadian chartered banks, subject to the banks' semi-annual valuation of the Trust's petroleum and natural gas properties. The extendible revolving term facility is available on a revolving basis until May 31, 2008 (364 day facility) at which time it may be extended, at the lenders option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2009. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus margins and applicable stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy Ltd. and all related partnerships and subsidiaries in respect of the Trust's obligations.

5. CONVERTIBLE DEBENTURES

The following table sets forth a reconciliation of the convertible debentures for the nine months ended September 30, 2007:

	Number of Debentures	Debt Component	Equity Component
Balance, beginning of period	100,000	$ 90,302	$ 5,581
Accretion	–	1,631	–
Balance, end of period	100,000	$ 91,933	$ 5,581

6. NON-CONTROLLING INTEREST

The following table sets forth a reconciliation of the non-controlling interest for the nine months ended September 30, 2007:

	Number of Exchangeable Shares	Amount
Balance, beginning of period	4,622	$ 27,132
Non-controlling interest net income	–	1,076
Converted to Trust Units	(1,464)	(8,728)
Balance, end of period	**3,158**	**$ 19,480**

At September 30, 2007, the exchange ratio for the retraction of exchangeable shares into Trust units was 1:1.3035.

7. ASSET RETIREMENT OBLIGATION

The following table sets forth a reconciliation of the asset retirement obligation for the nine months ended September 30, 2007:

Balance, beginning of period	$ 10,994
Fairquest acquisition *(Note 2)*	1,471
Liabilities incurred	265
Liabilities settled	(2,970)
Accretion expense	759
Balance, end of period	$ 10,519

8. FUTURE INCOME TAXES

On June 12, 2007, the legislation that results in distributions from flow-through entities, like Fairborne, being taxed at a rate of 31.5% was enacted for purposes of Canadian GAAP. As such, trusts which qualify under this legislation ("SIFT tax"), including Fairborne, must recognize future income tax assets and liabilities in the current period with a corresponding amount included in future tax expense on the statement of operations pertaining to temporary differences at the trust level. Previously, temporary differences at the trust level were not subject to current or future income taxes. Fairborne does not have any significant future income tax assets or liabilities at the trust level, therefore, the SIFT tax did not result in a significant future tax expense or recovery being recognized in the 2007 interim consolidated financial statements.

9. UNITHOLDERS' CAPITAL

The Trust Indenture provides that an unlimited number of Trust units are authorized and may be issued.

A) TRUST UNITS

The following table sets forth a reconciliation of the Trust units issued and outstanding for the nine months ended September 30, 2007:

	Number	Amount
Balance, beginning of period	47,677	$ 216,575
Fairquest acquisition *(Note 2)*	15,833	144,801
Issued on exercise of warrants	14	133
Issued on conversion of exchangeable shares	1,806	16,638
Issued on vesting of restricted units	286	2,739
Balance, end of period	65,616	$ 380,886

During the nine months ended September 30, 2007, 1,463,762 exchangeable shares were converted into 1,806,364 Trust units. The market value of Trust units issued on conversion was $16.6 million resulting in a reduction in non-controlling interest of $8.7 million, an increase in capital assets of $12.0 million and a future tax liability of $4.1 million.

B) WARRANTS

The following table sets forth a reconciliation of warrants issued and outstanding for the nine months ended September 30, 2007:

	Number	Amount
Balance, beginning of period	–	$ –
Issued on acquisition of Fairquest *(Note 2)*	4,662	2,879
Exercised for Trust units	(35)	(22)
Balance, end of period	4,627	$ 2,857

The warrants can be converted into 0.39 Trust units and entitle the holder to acquire a Trust unit at $8.13 per unit and are exercisable at anytime prior to June 1, 2010. The fair value of the warrants of $1.58 per warrant was calculated using the Black Scholes model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 40 percent and an expected life of 3 years.

C) PER UNIT AMOUNTS

The following table summarizes the weighted average Trust units used in calculating net income per unit:

	Three months ended September 30,		Nine months ended September 30,	
	2007	2006	2007	2006
Numerator				
Net income – basic	$ 2,271	$ 10,439	$ 16,170	$ 35,179
Non-controlling interest	109	1,024	1,076	3,675
Numerator for diluted net income per unit	$ 2,380	$ 11,463	$ 17,246	$ 38,854
Denominator				
Weighted average units – basic	65,593	47,523	55,685	47,101
Exchangeable Shares	4,117	5,259	4,226	5,283
Restricted Units	794	684	840	647
Performance Units	1,151	537	1,037	538
Denominator for diluted net income per unit	71,655	54,003	61,788	53,569
Basic net income per unit	$ 0.03	$ 0.22	$ 0.29	$ 0.75
Diluted net income per unit	$ 0.03	$ 0.22	$ 0.28	$ 0.73

Excluded from the diluted number of Trust units for the three and nine months ended September 30, 2007 is the effect of convertible debentures (7.4 million units) which are anti-dilutive to net income.

D) TRUST INCENTIVE PLANS

The following tables set forth a reconciliation of the Trust Incentive Plan activity for the nine months ended September 30, 2007:

	Number of Restricted Units	Number of Performance Units	Total
Balance, beginning of period	496	629	1,125
Issued	303	302	605
Exercised	(231)	(10)	(241)
Forfeited	(14)	(18)	(32)
Balance, end of period	554	903	1,457
Exercisable, end of period	-	-	-
Equivalent Trust units, end of period (1)	713	1,068	1,781

(1) including additional Trust units to be issued for accumulated distributions earned under the Trust Incentive Plans.

The fair value of Performance and Restricted Units were determined using the unit price at the grant date and, in the case of the Performance Units, a factor of one time was used. The weighted average fair value of Restricted and Performance Units granted during the three months ended September 30, 2007 was $7.05 and $7.05 per unit respectively and during the nine months ended September 30, 2007 was $8.98 and $8.96 per unit respectively. The estimated fair value of units granted is amortized through compensation expense over the vesting period with a corresponding increase in contributed surplus.

E) CONTRIBUTED SURPLUS

The following table sets forth a reconciliation of the contributed surplus for the nine months ended September 30, 2007:

Balance, beginning of period	$ 4,694
Trust unit based compensation	5,454
Restricted Units exercised	(2,739)
Trust Incentive Plan grants forfeited	(99)
Balance, end of period	$ 7,310

10. FINANCIAL INSTRUMENTS

The Trust has a risk management program whereby the Trust sells forward a portion of its future production through fixed price physical sales contracts with customers.

At September 30, 2007 the following natural gas contracts have been recorded at their estimated fair value as an $88,000 liability. The corresponding amount has been recorded as an unrealized loss on financial instruments in the statement of earnings for the nine months ended September 30, 2007.

Remaining Term	Volume (mmbtu/day)	Price (US$ per mmbtu)	Settlement Index
Swaps			
Apr 1, 2008 – Jun 30, 2008	5,000	NYMEX-$0.845 US	NYMEX LD
Jul 1, 2008 – Sep 30, 2008	5,000	NYMEX-$0.865 US	NYMEX LD

The following crude oil fixed price physical sales contracts outstanding at September 30, 2007 have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

Remaining Term	Volume (bbls/day)	Price (US$ per bbl)	Settlement Index
Swaps			
Oct 1, 2007 – Dec 31, 2007	500	70.98	WTI
Jan 1, 2008 – Mar 31, 2008	500	70.70	WTI
Apr 1, 2008 – Jun 30, 2008	500	70.50	WTI
Collars			
Oct 1, 2007 – Dec 31, 2007	500	75.00 – 77.00	WTI
Jan 1, 2008 – Mar 31, 2008	500	70.00 – 75.60	WTI
Jul 1, 2008 – Dec 31, 2008	500	70.00 – 74.00	WTI

The following natural gas fixed price physical sales contracts outstanding at September 30, 2007 have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Settlement Index
AECO Collars			
Oct 1, 2007 – Oct 31, 2007	2,500	5.00 – 5.52	AECO C Monthly
Oct 1, 2007 – Oct 31, 2007	2,500	5.00 – 5.62	AECO C Monthly
Oct 1, 2007 – Dec 31, 2007	3,000	8.00 – 9.25	AECO C Monthly
Oct 1, 2007 – Dec 31, 2007	1,000	8.00 – 9.25	AECO C Monthly
Nov 1, 2007 – Mar 31, 2008	3,000	8.00 – 10.00	AECO C Monthly
Nov 1, 2007 – Mar 31, 2008	1,000	8.00 – 10.00	AECO C Monthly
Nov 1, 2007 – Mar 31, 2008	2,000	8.00 – 10.45	AECO C Monthly

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Settlement Index
AECO Participating Swaps			
Oct 1, 2007 - Oct 31, 2007	1,500	7.62 + 25%	AECO C Monthly
Oct 1, 2007 - Oct 31, 2007	1,500	7.62 + 25%	AECO C Monthly
Oct 1, 2007 - Oct 31, 2007	1,500	7.53 + 25%	AECO C Monthly
AECO Swaps			
Oct 1, 2007 - Oct 31, 2007	2,500	8.10	AECO C Monthly
Oct 1, 2007 - Oct 31, 2007	2,500	8.11	AECO C Monthly
Oct 1, 2007 - Dec 31, 2007	2,500	8.16	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	1,500	8.25	AECO C Monthly
Nov 1, 2007 - Mar 31, 2008	2,500	8.71	AECO C Monthly
Jan 1, 2008 - Mar 31, 2008	1,000	7.53	AECO C Monthly
Jan 1, 2008 - Mar 31, 2008	1,500	6.52	AECO C Monthly
Jan 1, 2008 - Mar 31, 2008	1,500	9.00	AECO C Monthly
Jan 1, 2008 - Mar 31, 2008	1,500	9.27	AECO C Monthly

11. SUBSEQUENT EVENT

On October 22, 2007, the Trust announced its plan to convert into an exploration and production company (the "Reorganization"). Concurrent with closing of the Reorganization, Denham Commodity Partners Fund IV LP ("Denham"), a U.S.-based private equity fund advised by Denham Capital Management LP, will subscribe for, on a private placement basis, approximately 13.4 million common shares of the new corporation (the "Corporation") at a subscription price of $7.45 per share for aggregate proceeds of approximately $100 million (the "Private Placement"). Proceeds from the Private Placement will be used to reduce outstanding indebtedness. Denham's investment is conditional on the successful closing of the Reorganization.

It is contemplated that the Reorganization will be completed pursuant to a plan of arrangement. Holders of trust units (collectively the "Unitholders") of Fairborne will receive an equal number of common shares of the new Corporation that will hold the assets previously held, directly or indirectly, by the Trust. Exchangeable shares will be exchanged for common shares in the new Corporation based on the then current exchange ratio. Fairborne's outstanding convertible debentures bearing a coupon rate of 6.5% and a conversion price of $13.50 will be assumed by the new Corporation and be convertible into common shares of the Corporation with no change to the terms. An information circular detailing the Reorganization is anticipated to be mailed to Unitholders in mid November 2007. A meeting of securityholders is scheduled to be held on December 18, 2007. The record date for unitholders and exchangeable shareholders entitled to vote at the meeting is November 16, 2007. The Reorganization will require securityholder approval by at least 66 2/3% of the votes cast by Unitholders and holders of exchangeable shares voting at the Unitholder meeting. In addition, the approval of the Court of Queen's Bench and certain regulatory authorities will also be required.

> Corporate Information

FAIRBORNE ENERGY TRUST

3400, 450 – 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

GLJ PETROLEUM CONSULTANTS LTD.
SPROULE ASSOCIATES LIMITED

BANK

ROYAL BANK OF CANADA
NATIONAL BANK OF CANADA
BANK OF NOVA SCOTIA
ALBERTA TREASURY BRANCH

LEGAL COUNSEL

BURNET, DUCKWORTH & PALMER LLP
MCCARTHY TETRAULT LLP

STOCK EXCHANGE LISTING

THE TORONTO STOCK EXCHANGE
Trading Symbol: **FEL.UN**
Exchangeable Shares: **FXL**
Convertible Debentures: **FEL.DB**

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual and Special Meeting of Unitholders.

DIRECTORS

ROBERT B. HODGINS
Investor and Corporate Director

JOHANNES J. NIEUWENBURG
Corporate Director
and Private Businessman

MICHAEL E.J. PHELPS
Chairman
Dornoch Capital Inc.

STEVEN R. VANSICKLE
President and CEO
Fairborne Energy Trust

RICHARD A. WALLS
Chairman
Fairborne Energy Trust

RODNEY D. WIMER
President
Mazama Capital Partners

GENERAL INFORMATION

Unitholders and interested investors are encouraged to visit our web site:
http://www.fairbornetrust.com
Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at: www.sedar.com

OFFICERS

STEVEN R. VANSICKLE
President
and Chief Executive Officer

DAVID L. SUMMERS
Chief Operating Officer

AARON G. GRANDBERG
Chief Financial Officer

SHAUN E. ALSPACH
Vice President
Business Development

JACKIE M. CUGNET
Vice President
Finance

DAVID S. CYMBALISTY
Vice President
Engineering

F. TOM PARK
Vice President
Marketing

GARY M. POIRIER
Vice President
Production

DAVID E.T. PYKE
Vice President
Land and Contracts

JAMES E. YOUNG
Vice President
Exploration

FAIRBORNE ENERGY TRUST

NEWS RELEASE

FAIRBORNE ENERGY TRUST ANNOUNCES SECURITYHOLDER AND COURT APPROVALS OF PLAN OF ARRANGEMENT

Conversion from Trust to Corporation overwhelmingly approved by Unitholders

CALGARY, ALBERTA, December 18, 2007 – Fairborne Energy Trust ("Fairborne") is pleased to announce that Fairborne received today securityholder and court approvals for the previously announced plan of arrangement pursuant to which Fairborne will covert into a growth oriented, exploration and production company (the "Reorganization"). Securityholders of Fairborne voted in excess of 98% in favour of the Reorganization. The Reorganization is expected to become effective on December 19, 2007. The previously announced private placement of approximately 13.4 million common shares of the newly amalgamated Fairborne Energy Ltd. to Denham Commodity Partners Fund IV LP, a U.S. - based private equity fund advised by Denham Capital Management LP, at a subscription price of $7.45 per share for aggregate gross proceeds of approximately Cdn$100 million is expected to close immediately following completion of the Reorganization.

The trust units of Fairborne trade on the Toronto Stock Exchange under the trading symbol "FEL.UN".

FOR FURTHER INFORMATION PLEASE CONTACT:

FAIRBORNE ENERGY TRUST

Steven R. VanSickle, President and Chief Executive Officer

Telephone: (403) 290-7759
Fax: (403) 290-3216
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg, Chief Financial Officer

Telephone: (403) 290-3217
Fax: (403) 290-3216
agrandberg@fairbornetrust.com
www.fairbornetrust.com

FAIRBORNE ENERGY TRUST

FAIRBORNE ENERGY LTD.

NEWS RELEASE

FAIRBORNE ENERGY TRUST AND FAIRBORNE ENERGY LTD. ANNOUNCE COMPLETION OF CONVERSION TO A GROWTH ORIENTED E&P COMPANY AND A $100 MILLION EQUITY PRIVATE PLACEMENT

CALGARY, ALBERTA, December 19, 2007 – Fairborne Energy Trust (the "**Trust**") and Fairborne Energy Ltd. ("**Fairborne Energy**") are pleased to announce the successful completion of the previously announced plan of arrangement (the "**Arrangement**") pursuant to which the Trust has been converted into a growth oriented exploration and production company and the issuance by Fairborne Energy, on a private placement basis, of approximately 13.4 million common shares ("**Common Shares**") of Fairborne Energy to Denham Commodity Partners Fund IV LP ("**Denham**"), a U.S. - based private equity fund advised by Denham Capital Management LP, at a subscription price of $7.45 per share, for aggregate proceeds of approximately Cdn$100 million (the "**Private Placement**").

The Arrangement was overwhelmingly approved by over 98% of the votes cast by securityholders of the Trust at a special meeting of securityholders held on December 18, 2007. Pursuant to the Arrangement, previous holders of trust units of the Trust ("**Trust Units**") are entitled to receive an equal number of Common Shares and previous holders of exchangeable shares of Fairborne Energy ("**Exchangeable Shares**") are entitled to receive Common Shares based on the exchange ratio in effect on completion of the Arrangement.

After giving effect to the Arrangement and the completion of the Private Placement, Fairborne Energy has approximately 84.3 million Common Shares issued and outstanding of which, immediately following completion of the Private Placement, Denham owns or controls 13,422,820 Common Shares representing approximately 15.9% of the issued and outstanding Common Shares.

In connection with the completion of the Arrangement, Fairborne Energy has assumed all of the covenants and obligations of the Trust under the outstanding convertible debentures of the Trust bearing interest at a rate of 6.5% per annum and maturing on December 31, 2011 (the "**Debentures**"). The Debentures are now convertible into Common Shares, rather than Trust Units, at the same conversion price that previously existed for the Trust Units, being a conversion price of $13.50 per Common Share, subject to adjustment as provided in the Debentures.

Fairborne Energy is also pleased to announce the appointment of Carl J. Tricoli to the board of directors of Fairborne Energy. Mr. Tricoli is the senior managing director of Denham Capital Management LP. Denham Capital Management LP is a private equity firm focused on the global energy and commodities sectors, including natural resources, power and utilities and energy related infrastructure and services and Denham has advised that it acquired the Common Shares for strategic purposes in order to participate in the western Canadian oil and natural gas sector. The Common Shares were issued to Denham pursuant to a share subscription agreement dated as of October 22, 2007. Denham has advised that it may in the future take such actions in respect of its shareholdings in Fairborne Energy as it may deem appropriate in light of the circumstances then existing, including the purchase of additional Common Shares or other securities of Fairborne Energy through open market purchases or privately negotiated transactions, or the sale of all or a portion of its holdings in the open market or in privately negotiated transactions to one or more purchasers.

Letters of Transmittal have been forwarded to securityholders of the Trust to be utilized in order to exchange their Trust Units and Exchangeable Shares for Common Shares.

Within two to three business days of the TSX confirming receipt of all necessary documents in connection with the closing of the transaction and related matters, the Trust Units and Exchangeable Shares will be de-listed from the TSX. Concurrent with the de-listing of the Trust Units and Exchangeable Shares, the Common Shares of Fairborne Energy will be listed on the TSX under the symbol "FEL", which listing is anticipated to commence during the week of December 24-28, 2007. The Debentures will continue to trade on the TSX under the symbol "FEL.DB".

Denham will be filing a report (as contemplated by National Instrument 62-103 – *The Early Warning System and Related Takeover Bid and Insider Reporting Issues*) in connection with its acquisition of Common Shares pursuant to the Private Placement. For further information, or to obtain a copy of such report, please contact Denham Capital Management LP at the contact information below.

FOR FURTHER INFORMATION ON FAIRBORNE ENERGY LTD. PLEASE CONTACT:

FAIRBORNE ENERGY LTD.

Steven R. VanSickle, President and Chief Executive Officer

Telephone: (403) 290-7759
Fax: (403) 290-3216
svansickle@fairbornetrust.com
www.fairbornetrust.com

Aaron G. Grandberg, Chief Financial Officer

Telephone: (403) 290-3217
Fax: (403) 290-3216
agrandberg@fairbornetrust.com
www.fairbornetrust.com

FOR FURTHER INFORMATION ON DENHAM OR DENHAM CAPITAL MANAGEMENT LP PLEASE CONTACT:

DENHAM CAPITAL MANAGEMENT LP

Tim Smith, Director of Investment Relations

200 Clarendon Street, 25th Floor
Boston, Massachusetts 02116

Telephone: (617) 531-4864
Fax: (617) 236-8919
tim.smith@denhamcapital.com
www.denhamcapital.com

NEWS RELEASE

December 28, 2007

DENHAM COMMODITY PARTNERS FUND IV LP ACQUIRES ADDITIONAL COMMON SHARES OF FAIRBORNE ENERGY LTD.

Denham Commodity Partners Fund IV LP ("**Denham**") announced that between December 21, 2007 and December 28, 2007, it acquired an aggregate of 1,707,700 common shares of Fairborne Energy Ltd. ("**Fairborne Energy**"), representing approximately 2.0% of the total issued and outstanding common shares of Fairborne Energy, through open market purchases on the Toronto Stock Exchange.

As a result of these purchases, Denham has increased its ownership of Fairborne Energy to 15,130,520 common shares representing approximately 18.0% of the total issued and outstanding common shares.

Denham has acquired the additional common shares for investment and strategic purposes in order to further participate in the western Canadian oil and natural gas sector. Denham may in the future take such actions in respect of its shareholdings in Fairborne Energy as it may deem appropriate in light of the circumstances then existing, including the purchase of additional common shares or other securities of Fairborne Energy through open market purchases or privately negotiated transactions, or the sale of all or a portion of its holdings in the open market or in privately negotiated transactions to one or more purchasers, in each case in accordance with applicable securities laws.

Denham is filing a report (as contemplated by National Instrument 62-103 – *The Early Warning System and Related Takeover Bid and Insider Reporting Issues*) in connection with its acquisition of common shares described in this news release. For further information, or to obtain a copy of such report, please contact Denham Capital Management LP as follows:

Tim Smith, Director of Investment Relations
200 Clarendon Street, 25th Floor
Boston, Massachusetts 02116
Telephone: (617) 531-4864
Fax: (617) 236-8919
tim.smith@denhamcapital.com
www.denhamcapital.com

FAIRBORNE ENERGY LTD.

NEWS RELEASE

FAIRBORNE ENERGY LTD. PROVIDES OPERATIONAL UPDATE

CALGARY, ALBERTA, January 22, 2008 – (TSX - FEL) - Fairborne Energy Ltd. ("Fairborne" or the "Company") today provides an operational update on production, recent drilling and 2008 planned activities.

Conversion to a Corporation

The Company completed its conversion from a Trust to a Corporation on December 19, 2007 with the overwhelming support of our unitholders who voted 98.2% in favour of the conversion. The Company has now begun the ramp up in activity to achieve our objective of aggressively growing the Company using internally generated drilling opportunities to be supplemented with acquisitions, when and where appropriate.

Production Update

Production for the fourth quarter of 2007 is expected to average approximately 13,000 boe per day compared to 12,921 boe per day in the third quarter of 2007 and 10,623 boe per day in the fourth quarter of 2006. At the end of 2007, production was approximately 13,300 boe per day.

Drilling Update

With the conversion to a Corporation taking place near the end of the quarter, the majority of the fourth quarter of 2007 was spent operating under the Trust structure and the Company spent approximately $16 million on development activity. The Company currently has three operated drilling rigs working with two in the Harlech area, one in the Brazeau Belly River Unit and is participating in one non-operated well in the Deep Basin. In addition, completion operations are underway on two wells in Harlech, one well on the Peace River Arch and one well in the Deep Basin. The Company plans to have five operated drilling rigs working through to spring breakup.

2008 Capital Investment Program

Fairborne has established its 2008 capital investment program of $140 million which is equivalent to 2008 estimated cash flow. Approximately 74 percent will be directed toward drilling and completions and includes the drilling of between 80 to 85 net wells. The Company will spend approximately $60 million of capital prior to spring breakup.

Activity Update for First Quarter 2008

The upcoming first quarter 2008 drilling program will focus on development drilling at three of Fairborne's main production areas. At Harlech the Company plans to drill 7.0 (4.0 net) wells during the quarter with the main focus being development locations for the Viking Formation. We are also drilling a deeper exploration well on the west side of the property to test a number of seismically defined features with the deepest being at 3,650 m in the Mississippian aged Elkton Formation. In the Marlboro area, the Company will drill 4.0 (1.5 net) wells following up on a number of successful wells drilled in 2007 and using a recently purchased 103 sq km 3D seismic survey. The Company also plans to drill 4.0 (3.5 net) development wells in the Brazeau Belly River Unit where the Company currently produces 650 bbls per day of 45 degree gravity sweet oil. During the fourth quarter of 2007 the Company purchased an additional 12.4% working interest in the Fairborne operated unit bringing our total interest to 87.7%.

Fairborne also plans to spud a deep (4,800 m) exploratory well at Peppers at the end of January (43.8 % WI). This is a follow up to the 16-16 Peppers well (35% WI) which recently successfully tested an upper Devonian reservoir on a restricted multi point test with rates ranging from three to five million cubic feet per day of natural gas at a surface flowing pressures ranging from 3,300 psi to 3,700 psi (20% total acid gas). After evaluation of this test data, the Company and its partners will review the tie in and production options for the 16-16 well.

Fairborne currently has approximately 33% of its first quarter natural gas production hedged at a minimum price of $8.54 Cdn/Mcf. For the calendar year 2008, 14.5% of forecasted natural gas production is hedged at an average price of $8.22 Cdn/Mcf.

The Company is also pleased to present its most recent corporate presentation available on the website at www.fairborne-energy.com

Fairborne Energy Ltd. is a Calgary Alberta based oil and natural gas company. Common shares of Fairborne are listed on the Toronto Stock Exchange under the symbol FEL.

FOR FURTHER INFORMATION PLEASE CONTACT:

FAIRBORNE ENERGY LTD.

Steven R. VanSickle, President and Chief Executive Officer

Telephone: (403) 290-7759
Fax: (403) 290-3216
svansickle@fairborne-energy.com
www.fairborne-energy.com

Aaron G. Grandberg, Chief Financial Officer

Telephone: (403) 290-3217
Fax: (403) 290-3216
agrandberg@fairborne-energy.com
www.fairborne-energy.com

FAIRBORNE ENERGY LTD.

PRESS RELEASE

FAIRBORNE ENERGY LTD. ANNOUNCES 2007 CANADIAN AND U.S. TAX INFORMATION

February 20, 2008
Calgary, Alberta

Fairborne Energy Ltd. (TSX – FEL) announces the 2007 tax treatment on distributions declared in 2007 for unitholders in Canada and the United States.

Canadian Individual Unitholders

The following information is provided to assist individual Canadian unitholders of Fairborne Energy Ltd. ("Fairborne" or the "Company"), formerly Fairborne Energy Trust (the "Trust") in the preparation of their 2007 Income Tax Return and is not to be considered tax advice to any particular individual, but rather general information.

For the 2007 taxation year, the treatment of distributions is 100% return on capital (taxable income) and a 0% return of capital (tax deferred) for Canadian unitholders.

For the purposes of the Canadian Income Tax Act, the Trust was a mutual fund trust in 2007. Each year, an income tax return is filed by the Company with the taxable income allocated to and taxable in the hands of unitholders. Distributions paid by the Trust can be both a return of capital (i.e. a repayment of a portion of the investment) and a return on capital (i.e. income).

Each year the taxable income portion or return on capital, is calculated and reported in the Trust's T3 return and allocated to each unitholder who received distributions in that taxation year on the T3 Supplementary forms, which are mailed to unitholders before March 31, 2008 in accordance with the regulatory requirements. Registered unitholders will receive a T3 Supplementary form directly from the Company's transfer agent, Computershare Trust Company of Canada. Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. Should Fairborne have a tax deferred, or return of capital, component of distributions, this component will reduce the unitholder's adjusted cost base of trust units.

Unitholders who hold their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Deferred Profit Sharing or Registered Education Savings Plan need not report any income related to trust unit distributions on their 2007 income tax return.

Payment Date	Record Date	Total Distribution	Tax Deferred Amount	Taxable Amount (Income)
February 15, 2007	January 31, 2007	0.13000	0.00000	0.13000
March 15, 2007	February 28, 2007	0.13000	0.00000	0.13000
April 16, 2007	March 31, 2007	0.09000	0.00000	0.09000
May 15, 2007	April 30, 2007	0.09000	0.00000	0.09000
June 15, 2007	May 31, 2007	0.09000	0.00000	0.09000
July 16, 2007	June 30, 2007	0.09000	0.00000	0.09000
August 15, 2007	July 31, 2007	0.09000	0.00000	0.09000
September 17, 2007	August 31, 2007	0.09000	0.00000	0.09000
October 15, 2007	September 30, 2007	0.09000	0.00000	0.09000
November 15, 2007	October 31, 2007	0.09000	0.00000	0.09000
December 17, 2007	November 30, 2007	0.09000	0.00000	0.09000
		1.07000	0.00000	1.07000

U.S Income Tax Information

The following information is provided to assist individual U.S. unitholders of Fairborne in reporting distributions received from Fairborne during 2007 on their Internal Revenue Service ("IRS") Form 1040, "U.S. Individual Income Tax Return" ("Form 1040").

This summary is of a general nature only and is not intended to be legal or tax advice to any particular historical holder of Fairborne trust units. Historical holders of Fairborne trust units should consult their own legal and tax advisors as to their particular tax consequences of holding Fairborne trust units.

Qualified Dividends

In consultation with its U.S. tax advisors, Fairborne believes that its trust units for 2007 should be properly classified as equity in a corporation, rather than debt, and that dividends paid to individual U.S. unitholders should be "qualified dividends" for U.S. federal income tax purposes. As such, the portion of the distributions made during 2007 that are considered dividends for U.S. federal income tax purposes should qualify for the reduced rate of tax applicable to long-term capital gains. However, the individual taxpayer's situation must be considered before making this determination.

Fairborne has not received an IRS letter ruling or a tax opinion from its tax advisors on these matters.

Trust Units Held Outside a Qualified Retirement Plan

With respect to cash distributions paid during the year to U.S. individual unitholders, 0% should be reported as a return of capital and 100% should be reported as "qualified dividends".

The portion of the distributions treated as "qualified dividends" should be reported on Line 9b of Form 1040, unless the fact situation of the U.S. individual unitholders determines otherwise. Commentary on page 19 of the Form 1040 Instruction Booklet for 2007, with respect to "qualified dividends", provides examples of individual situations where the dividends would not be "qualified dividends". Where, due to individual situations, the dividends are not "qualified dividends", the amount should be reported on Schedule B – Part II – Ordinary Dividends and Line 9a on Form 1040.

For U.S. federal income tax purposes, in reporting a return of capital with respect to distributions received, U.S. unitholders are required to reduce the cost base of their trust units by the total amount of distributions received that represent a return of capital. This amount is non-taxable if it is a return of cost base in the trust units. A return of capital for U.S. tax purposes is calculated differently than for Canadian tax purposes. For U.S. tax purposes, a return of capital occurs only after all the current and accumulated earnings and profits of a corporation have been distributed. If the full amount of the cost base has been recovered, any further return of capital distributions should be reported as capital gains.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet of Form 1040 to determine the amount of tax that may be otherwise applicable.

The taxable portion (for Canadian income tax purposes) of the distributions is subject to a minimum 15% Canadian withholding tax that is withheld prior to any payments being distributed to unitholders. Beginning in 2005, the return of capital portion (for Canadian income tax purposes) of the distributions is also subject to a 15% withholding tax that is withheld prior to any payments being distributed to unitholders. Where trust units are held in a cash account, we believe the full amount of all withholding tax should be creditable for U.S. tax purposes, subject to numerous limitations, in the year in which the taxes are withheld. Where trust units are held in a qualified retirement account, the same withholding taxes apply but the amount is not creditable for U.S. tax purposes.

The amount of Canadian tax withheld should be reported on Form 1116, "Foreign Tax Credit (Individual, Estate or Trust)". Information regarding the amount of Canadian tax withheld in 2007 should be determined from your own records and is not available from Fairborne. Amounts over withheld, if any, from Canada should be claimed as a refund from the Canada Revenue Agency no later than two years after the calendar year in which the payment was paid.

Investors should report their dividend income and capital gain (if any), and make adjustments to their historical tax basis in Fairborne's units, in accordance with this information and subject to advice from their tax advisors. U.S. individual unitholders who held their Fairborne trust units through a stockbroker or other intermediary should receive tax reporting information from their stockbroker or other intermediary. We expect that the stockbroker or other intermediary will issue a Form 1099-DIV, "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary. Fairborne is not required to furnish such unitholders with Form 1099-DIV. Information on the Form 1099-DIV issued by the brokers or other intermediaries may not accurately reflect the information in this press release for a variety of reasons. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not be required to issue amended Form 1099-DIV.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on a Form 1040 where Fairborne trust units are held within a qualified retirement plan.

For further information contact:

Fairborne Energy Ltd.

Steven R. VanSickle
President and CEO
Tel:(403) 290-7759 Fax:(403) 290-7724
svansickle@fairborne-energy.com
www.fairborne-energy.com

Aaron G. Grandberg
CFO
Tel:(403) 290-3217 Fax:(403) 290-7724
agrandberg@fairborne-energy.com
www.fairborne-energy.com

Certain information set forth in this document, contains forward-looking statements including management's assessment of future plans and operations of Fairborne Energy Ltd. ("Fairborne"), the inventory of drilling prospects and potential drilling locations, drilling plans and the costs thereof, expenditures pursuant to the capital program and the results therefrom, and drilling rigs to be utilized and the timing thereof. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Fairborne's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. The foregoing list is not exhaustive. Additional information on these and other risks that could affect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairborne's website (www.fairborne-energy.com). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The actual results, performance or achievement of Fairborne could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Fairborne will derive therefrom. Fairborne disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairborne is a growth oriented, oil and natural gas company operating exclusively in western Canada. Fairborne's shares are publicly traded on the Toronto Stock Exchange under the trading symbol "FEL".

FAIRBORNE ENERGY TRUST

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED

DECEMBER 31, 2006

March 28, 2007

TABLE OF CONTENTS

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule
MM	Million

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/d	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"2005 Arrangement" means the plan of arrangement involving the Trust, Fairborne Energy, Fairborne ExchangeCo and Fairquest completed on June 1, 2005 under the ABCA pursuant to which, among other things, the Trust indirectly acquired all of the issued and outstanding common shares of Fairborne Energy;

"ABCA" means *Business Corporations Act* (Alberta);

"Administration Agreement" means the administration agreement dated June 1, 2005 between the Trustee and Fairborne Energy pursuant to which Fairborne Energy provides certain administrative and advisory services in connection with the Trust;

"Business Day" means a day other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the city of Calgary, in the province of Alberta, for the transaction of banking business.

"CBM" means coal bed methane;

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Common Shares" means the common shares in the capital of Fairborne Energy;

"Current Market Price of a Trust Unit" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the five (5) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the board of directors of Fairborne Energy for such purpose; provided, however, that if in the opinion of the board of directors of Fairborne Energy the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the board of directors of Fairborne Energy, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding;

"Debentures" means the 6.50% convertible unsecured subordinated debentures of the Trust issued pursuant to the Debenture Indenture;

"Debenture Indenture" means the trust indenture dated October 31, 2006 among the Trust, Fairborne Energy and the Debenture Trustee governing the terms of the Debentures;

"Debenture Trustee" means Computershare Trust Company of Canada or its successor as trustee under the Debenture Indenture;

"Development costs" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter;

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the board of directors of Fairborne Energy, except that December 31 shall in all cases be a Distribution Record Date;

"**Exchange Ratio**" means the ratio at which Exchangeable Shares may be converted to Trust Units;

"**Exchangeable Shares**" means the exchangeable shares in the capital of Fairborne Energy which are exchangeable for Trust Units;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(e) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(f) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(g) dry hole contributions and bottom hole contributions;

(h) costs of drilling and equipping exploratory wells; and

(i) costs of drilling exploratory type stratigraphic test wells.

"**Fairborne, we, us, our or Trust**" means Fairborne Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture and, where the context requires, all its controlled entities on a consolidated basis;

"**Fairborne Energy**" means Fairborne Energy Ltd., a corporation amalgamated pursuant to the ABCA and the administrator of the Trust;

"**Fairborne ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated pursuant to the ABCA;

"**Fairquest**" means Fairquest Energy Limited, a corporation incorporated pursuant to the ABCA;

"**Fairquest Arrangement**" means the proposed plan of arrangement involving the Trust, Fairborne Energy and Fairquest under the ABCA pursuant to which Fairborne will, subject to all requisite approvals, acquire all of the issued and outstanding Fairquest Shares;

"**Fairquest Arrangement Agreement**" means the arrangement agreement dated March 11, 2007 among the Trust, Fairborne Energy and Fairquest with respect to the Fairquest Arrangement and all amendments, supplements or restatements thereof;

"**Fairquest Options**" means stock options issued to directors, officers, employees and consultants of Fairquest permitting the holders thereof the right to purchase Fairquest Shares;

"**Fairquest Shares**" means common shares in the capital of Fairquest;

"**Fairquest Warrants**" means common share purchase warrants of Fairquest, each Fairquest Warrant entitling the holder to acquire one Fairquest Share at an exercise price of $3.17 per share, exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expiring May 30, 2010;

"**GLJ**" means GLJ Petroleum Consultants Ltd.;

"**GLJ Report**" means the report of GLJ dated February 16, 2007 evaluating our crude oil, natural gas liquids and natural gas reserves (other than those evaluated in the Sproule Report) as at December 31, 2006;

"**Gross**" means:

(a) in relation to our interest in production and reserves, our interest (operating and non-operating) share before deduction of royalties and without including any of our royalty interests;

(b) in relation to wells, the total number of wells in which we have an interest; and

(c) in relation to properties, the total area of properties in which we have an interest.

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Net**" means:

(a) in relation to our interest in production and reserves, our interest (operating and non-operating) share after deduction of royalties obligations, plus our royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating our working interest in each of our gross wells; and

(c) in relation to our interest in a property, the total area in which we have an interest multiplied by the working interest we own.

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Note(s)**" means the unsecured, subordinated promissory note(s) issued by Fairborne Energy and held by the Trust;

"**Note Indenture**" means the note indenture relating to the issuance of certain of the Notes;

"**Special Voting Units**" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**Sproule**" means Sproule Associates Limited;

"**Sproule Report**" means the report of Sproule dated February 16, 2007, evaluating primarily our natural gas reserves attributable to our coal bed methane and conventional oil and natural gas reserves in the Bashaw, Clive and Erskine/Nevis areas of Alberta, as at December 31, 2006;

"**Support Agreement**" means the support agreement dated June 1, 2005 between the Trust, Fairborne Energy and Fairborne ExchangeCo;

"**Technical Services Agreement**" means the technical services agreement dated June 1, 2005 between Fairborne Energy and Fairquest, pursuant to which Fairborne Energy provides certain services to Fairquest;

"**Trustee**" means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"**Trust Engineering Report**" means, collectively, the GLJ Report and the Sproule Report;

"**Trust Incentive Plan**" means the restricted unit and performance unit incentive plan of the Trust;

"**Trust Indenture**" means the trust indenture dated as of April 20, 2005, as amended and restated as of May 25, 2005 between Computershare Trust Company of Canada and Fairborne Energy, as may be further amended from time to time;

"**Trust Unit**" or "**Unit**" means a unit of the Trust;

"**Trust Unitholders**" or "**Unitholders**" means holders from time to time of Trust Units;

"**TSX**" means the Toronto Stock Exchange;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement dated June 1, 2005 between the Trust, Fairborne Energy, Fairborne ExchangeCo and the Trustee;

"**Voting and Exchange Agreement Trustee**" means Computershare Trust Company of Canada, the initial trustee under the Voting and Exchange Trust Agreement, or such other trustee, from time to time appointed thereunder;

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Trust's most recently completed financial year, being December 31, 2006.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein including, without limitation, financial and business prospects and financial outlook, reserve and production estimates, drilling and re-completion plans, timing of drilling, re-completion and tie-in of wells, productive capacity of wells and productive capacity of wells and capital expenditures and the timing thereof may be forward-looking statements. Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions may be used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources and the risk factors outlined under "Risk Factors" and elsewhere herein. The recovery and reserve estimates of Fairborne's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect Fairborne's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Fairborne's website (www.fairbornetrust.com). Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and Fairborne assumes no obligation to update or review them to reflect new events or circumstances except as required by applicable securities laws.

Forward-looking statements and other information contained herein concerning the oil and gas industry and Fairborne's general expectations concerning this industry is based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which Fairborne believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While Fairborne is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

FAIRBORNE ENERGY TRUST

General

We are an open-end investment trust created on April 20, 2005 under the laws of the Province of Alberta pursuant to the Trust Indenture. Computershare Trust Company of Canada has been appointed as trustee under the Trust Indenture. The beneficiaries of the Trust are holders of the Trust Units. Our principal and head office is located at 3400, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1.

We commenced operations on June 1, 2005 following completion of the 2005 Arrangement under which Fairborne Energy was reorganized into an income trust.

The Trust Units, the Exchangeable Shares and the Debentures trade on the TSX under the symbols "FEL.UN", "FXL" and "FEL.DB", respectively.

Inter-Corporate Relationships

The following are the names, the percentage of voting securities that we own and the jurisdiction of incorporation, continuance or formation of our subsidiaries, partnerships and trusts either, direct and indirect, as at the date hereof.

	Percentage of voting securities (directly or indirectly)	Nature of Entity	Jurisdiction of Incorporation/ Formation
Fairborne Energy Ltd	100%	Corporation	Alberta
Fairborne ExchangeCo Ltd.	100%	Corporation	Alberta
Case Sub ULC	100%	Corporation	Alberta
North American Explorer Inc.	100%	Corporation	Wyoming
Fairborne Pivotal Production Partnership	100%	General Partnership	Alberta

Our Organization Structure

The following diagram describes the inter-corporate relationships among us and our material subsidiaries, trusts and partnerships.



Trust Unitholders (1)
Trust Units
Exchangeable Shareholders (2)
Fairborne Energy Trust
Debentures
Debentureholders
Exchange Rights
100% Common Shares
Fairborne ExchangeCo Ltd.
100% Common Shares + Notes
100% Common Shares
Fairborne Energy Ltd.
Case Sub ULC
0.8%
99.2%
North American Explorer Inc.
100% Common Shares
Fairborne Pivotal Production Partnership
U.S. Assets
Operating Assets (Canada)

Notes:

(1) Unitholders own 100% of our Trust Units.

(2) Fairborne Energy had a total of 4,622,016 Exchangeable Shares issued and outstanding as at December 31, 2006, which, as at such date, were exchangeable for 5,351,047 Trust Units.

(3) Cash distributions are made on a monthly basis to Unitholders based upon our cash flow. Our primary sources of cash flow are payments from Fairborne Energy pursuant to interest on the principal amount of the Notes and dividends paid on the Common Shares of Fairborne Energy. In addition to such amounts, prepayments in respect of principal on the Notes and other intercorporate notes may be made from time to time by Fairborne Energy before maturity of such Notes.

DESCRIPTION OF THE BUSINESS OF THE TRUST

Business of the Trust

Our principal undertaking is to issue Trust Units and other securities and to acquire and hold securities of subsidiaries, trusts and partnerships, net profits interests, royalties, notes and other interests. Our direct and indirect subsidiaries are in the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto. A portion of cash flow from the properties is flowed from Fairborne Energy to us by way of interest payments and principal repayments on the Notes as well as dividends paid on the Common Shares of Fairborne Energy.

Unitholders receive monthly distributions from the cash flow generated by Fairborne Energy. The Trust employs a strategy to: (i) provide Unitholders with a competitive annual cash on cash yield by making monthly cash distributions to such Unitholders; (ii) provide that Fairborne Energy's assets are maintained efficiently at a sustainable level; and (iii) enable the Trust to continue to expand its business through development and acquisition opportunities that will provide long term stable cash flows and be accretive to Unitholders.

Cash distributions are made on or about the 15th day of each month to Unitholders of record on or about the last calendar day of the immediately preceding month. The board of directors of Fairborne Energy reviews the Trust's distribution policy from time to time. The actual amount distributed is dependent on various factors including the commodity price environment and is at the discretion of the board of directors of Fairborne Energy. The current distribution policy targets the use of approximately 45% to 50% of cash available for distribution to Unitholders and approximately 50 to 55% of cash available to repay bank indebtedness or fund a portion of the Trust's annual capital expenditure program, including both exploitation expenditures and minor property acquisitions, but excluding major acquisitions.

Fairborne Energy Ltd.

Fairborne Energy is a corporation amalgamated and subsisting pursuant to the laws of the province of Alberta. Fairborne Energy is actively engaged in the business of oil and natural gas exploitation, development, acquisition and production in western Canada. Fairborne Energy is the administrator and carries on the business of the Trust.

The Trust is the sole holder of Common Shares of Fairborne Energy. The Exchangeable Shares are owned by the public.

The head office of Fairborne Energy is located at Suite 3400, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Business Strategy

The Trust's strategy since inception has been and will continue to be focused on operating under a sustainable business model. Pursuant to this model, cash flow of the Trust is used to effectively develop internally generated drilling opportunities to maintain production and to fund monthly distributions to Unitholders. The Trust will prudently manage its business so that its combined distributions and capital expenditures are approximately equal to its cash flow. In order to do so, we are pursuing an integrated growth strategy including development drilling within our core areas and, where appropriate, focused acquisitions. In addition, since inception the Trust has had a strategic farmout relationship with Fairquest to provide exploration drilling on the Trust's lands with little capital exposure to the Trust. The Fairquest farmout has provided exploration upside to the Trust with a number of new plays being developed on Trust lands at limited cost to the Trust.

On March 11, 2007 the Trust and Fairborne Energy entered into the Fairquest Arrangement Agreement pursuant to which Fairborne has agreed to acquire, subject to satisfaction of certain conditions, all of the issued and outstanding Fairquest Shares in exchange for Trust Units. See "*General Development of Our Business – Recent Developments*".

The Trust is managed by the management of Fairborne Energy, which is comprised of the majority of the same management as that which existed at Fairborne Energy prior to completion of the 2005 Arrangement. This structure enables the Trust to leverage the technical skill of the staff responsible for the historical finding and development of Fairborne Energy's assets and to realize the full potential of those assets through continued development.

GENERAL DEVELOPMENT OF OUR BUSINESS

Historical Overview

Fairborne Energy has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in Western Canada since it was founded. In May of 2002, Fairborne Energy completed two private placements pursuant to which an aggregate of (i) 4,600,000

common shares were issued to the founders of Fairborne Energy at $1.10 per share for gross proceeds of $5,060,000 as well as 1,960,000 common share purchase warrants, and (ii) 15,150,000 Class A voting common shares were issued to various subscribers at $2.00 per share for gross proceeds of $30,300,000. The proceeds from these financings were used, in conjunction with the assumption of a capital lease, to fund the acquisition of certain producing and non-producing oil and gas properties located at Clive and Wood River in central Alberta (the "**Clive/Wood River Acquisition**") for a total consideration of $36,395,000.

Effective July 2, 2003 Fairborne completed the acquisition of Pivotal Energy Ltd. ("**Pivotal**") pursuant to a plan of arrangement under the ABCA (the "**Pivotal Arrangement**"). Pursuant to the Pivotal Arrangement, (i) each issued and outstanding common share of Fairborne Energy, as such common shares then existed, was transferred to Fairborne Energy in exchange for one new common share; (ii) each issued and outstanding Class A voting common share of Fairborne Energy, as such shares then existed, was transferred to Fairborne Energy in exchange for one (1) new common share; (iii) each issued and outstanding common share of Pivotal and any rights associated therewith were transferred to Fairborne Energy in exchange for 0.485 common shares (the "**Exchange Ratio**"); and (iv) all options to purchase common shares of Pivotal were amended to represent options to acquire common shares of Fairborne Energy (in lieu of common shares of Pivotal) based upon the Exchange Ratio. Pursuant to the Pivotal Arrangement, Fairborne Energy issued an aggregate of 10,576,688 common shares in exchange for the outstanding common shares of Pivotal. Immediately following completion of the Pivotal Arrangement, Fairborne Energy had approximately 30.3 million common shares outstanding, of which former Pivotal shareholders held approximately 35% and the shareholders of Fairborne Energy, as they existed immediately prior to completion of the transaction, held the remaining 65%.

On December 9, 2003 Fairborne Energy completed a private placement of 1,500,000 flow-through common shares at a price of $6.75 per share for total gross proceeds of $10,125,000.

On February 27, 2004, Fairborne Energy completed a private placement of 6,178,000 subscription receipts ("**Subscription Receipts**"), at a price of $6.65 each, for gross proceeds of $41,083,700. Each Subscription Receipt entitled the holder to acquire one common share, without the payment of any additional consideration, upon closing of the West Pembina Acquisition. Proceeds from the issuance of the Subscription Receipts were held in escrow pending closing of the West Pembina Acquisition.

On February 8, 2004, Fairborne Energy entered into an agreement in respect of the West Pembina Acquisition to acquire operated oil, natural gas and NGL assets located in west central Alberta for a total consideration of $116 million subject to certain closing adjustments. The West Pembina Acquisition was effective January 1, 2004 with the results of operations from January 1, 2004 to closing recorded as an adjustment to the purchase price. The West Pembina Acquisition closed on March 31, 2004, at which time the proceeds from the issuance of the Subscription Receipts were released from escrow and utilized to pay a portion of the purchase price for the West Pembina Acquisition and the remainder of the purchase price was funded from Fairborne Energy's available bank facility which was increased to $85 million.

On May 24, 2004, Fairborne Energy entered into an arrangement agreement with Case Resources Inc. ("**Case**"), pursuant to which Fairborne Energy acquired all of the issued and outstanding common shares of Case on the basis of 0.0909 common shares of Fairborne Energy for each issued and outstanding common share of Case pursuant to a plan of arrangement under the ABCA (the "**Case Arrangement**"). In connection with the Case Arrangement, Fairborne Energy assumed approximately $12 million in debt and working capital deficit including transaction costs. The Case Arrangement was effective July 27, 2004.

Case's principal property was located at Haynes, Alberta immediately south of Fairborne Energy's Clive producing property and has resulted in operational enhancement and cost saving benefits as a result of the consolidation of the properties. Further, the majority of Case's undeveloped lands are located within Fairborne Energy's West Pembina/Brazeau operating area and the relative proximity of these assets has permitted immediate integration into Fairborne Energy's operating structure and expanded Fairborne Energy's inventory of opportunities.

On August 10, 2004 Fairborne Energy completed the public offering of 1,600,000 common shares, issued on a "flow-through" basis, at an issue price of $12.50 per share for gross proceeds of $20 million.

On December 23, 2004 Fairborne Energy completed a public offering of 2,725,000 common shares at an issue price of $11.50 per share and 322,000 common shares, issued on a "flow-through" basis, at an issue price of $14.50 per share, for gross proceeds of $36,006,500.

The 2005 Arrangement – Transformation to a Trust

On June 1, 2005 the 2005 Arrangement was completed which resulted in the creation of Fairborne Energy Trust, a new oil and natural gas energy trust that acquired approximately 90% of Fairborne Energy's then existing producing assets and the creation of Fairquest Energy Limited, a junior oil and natural gas exploration and development company which acquired the balance of Fairborne Energy's oil and natural gas assets and certain undeveloped lands.

Under the 2005 Arrangement, shareholders of Fairborne Energy received, at their election, either one Trust Unit or one Exchangeable Share and 0.333 of a common share of Fairquest, for each outstanding common share of Fairborne Energy held. Immediately following completion of the 2005 Arrangement, approximately 45 million Trust Units and seven million Exchangeable Shares were outstanding.

As a result of the 2005 Arrangement, the Trust and Fairquest have a joint interest in certain properties and undeveloped land. These joint interest properties are governed by standard industry agreements and in addition the Trust has entered into the Technical Services Agreement with Fairquest that specifies how each company will govern the management of the joint lands and specifically identified areas of interest. See "*Human Resources – Technical Services Agreement*".

Under the 2005 Arrangement, Fairquest was also granted an option to farm-in on approximately 83,000 net acres of Fairborne Energy exploratory lands retained by the Trust, on standard industry terms.

Both the Trust and Fairquest have Corporate Governance and Joint Operations Committees, comprised of independent members of their respective boards of directors, which among other things, pursuant to their mandate are charged with considering any issues related to the assets jointly held with the other and the operation of such assets, including those under the farm-in agreements with Fairquest and any issues arising from time to time concerning potential conflicts of interest between the Trust and Fairquest.

Public Offering of 6.50% Convertible Unsecured Subordinated Debentures

On October 31, 2006 the Trust completed a public offering of Debentures by way of short form prospectus at a price of $1,000 per Debenture for aggregate gross proceeds of $100 million. The Debentures trade on the TSX under the symbol "FEL-DB". The Debentures have a maturity date of December 31, 2011 and bear interest at an annual rate of 6.50%, payable semi-annually on December 31 and June 30 in each year commencing June 30, 2007. The Debentures are convertible at the option of the holder into Trust Units at a price of $13.50 per Trust Unit and are redeemable by the Trust in certain circumstances. See "*Borrowings – Convertible Debentures*".

Recent Developments

The Proposed Fairquest Arrangement

On March 11, 2007 the Trust, Fairborne Energy and Fairquest entered into the Fairquest Arrangement Agreement pursuant to which Fairborne will acquire, subject to certain conditions, by way of plan of arrangement under the ABCA, all of the issued and outstanding Fairquest Shares on the basis of 0.39 of a Trust Unit for each one Fairquest Share. Based on this exchange ratio, the Trust will issue approximately 15.9 million Trust Units for all of the issued and outstanding Fairquest Shares. In addition, Fairborne Energy will assume approximately $45 million of net debt at closing of the Fairquest Arrangement.

The Arrangement requires the requisite approval of holders of Fairquest Shares along with customary regulatory, court and other approvals. Fairquest will convene an annual and special meeting of holders of Fairquest Shares, which meeting is presently anticipated to be held in late May 2007, for the purpose of, among other matters, considering and voting upon a special resolution to approve the Fairquest Arrangement. The resolution approving the Fairquest Arrangement must be approved by not less than two-thirds of the votes cast by holders of Fairquest Shares, in person or by proxy, at the meeting. In addition, the Fairquest Arrangement must be approved by a

majority of the votes cast by holders of Fairquest Shares, after excluding the votes cast in respect of the Fairquest Shares beneficially owned, or over which control or direction is exercised, by such persons whose votes may not be included in determining minority approval of a business combination pursuant to Ontario Securities Commission Rule 61-501.

Proposed Changes to Tax Legislation

On October 31, 2006 the Federal Minister of Finance proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders (the "**October 31 Proposals**"). On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the October 31, 2006 Proposals pursuant to which, commencing January 1, 2011 (provided Fairborne only experiences "normal growth" and no "undue expansion" before then) certain distributions from Fairborne which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the trust level. Assuming the October 31 Proposals are ultimately enacted in their proposed form, the implementation of such legislation would be expected to result in adverse tax consequences to Fairborne and certain Unitholders (including most particularly Unitholders that are tax deferred or Non-Residents) and may impact cash distributions from Fairborne.

It is not known at this time when the October 31 Proposals will be enacted by Parliament, if at all, or whether the October 31 Proposals will be enacted in the form currently proposed. See "*Risk Factors – Proposed Federal Tax Changes*".

Significant Acquisitions

We did not complete any significant acquisitions or significant dispositions within our most recently completed financial year.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "**Statement**") is dated March 28, 2007. The effective date of the Statement is December 31, 2006 and the preparation date of the Statement is January 25, 2007.

Disclosure of Reserves Data

The reserves data set forth below (the "**Reserves Data**") is based upon evaluations by GLJ and Sproule with an effective date of December 31, 2006 contained in the Trust Engineering Report. The Reserves Data summarizes our crude oil, natural gas liquids and natural gas reserves and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The Reserves Data conforms with the requirements of NI 51-101. We engaged GLJ and Sproule to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves. The Sproule Report evaluates our coal bed methane and conventional oil and natural gas reserves in the Bashaw, Clive and Erskine/Nevis areas of Alberta. The GLJ Report evaluates the balance of our properties. All of our reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

We are a taxable entity under the *Income Tax Act* (Canada) and are taxable only on income that is not distributed or distributable to our Unitholders. As we distribute all of our taxable income to our Unitholders and meet the requirements of the Tax Act applicable to us, net present values of the future net revenues presented below have not been included on an after tax basis.

The Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 and the Report on Reserves Data by our independent qualified reserves evaluators in Form 51-101F2 are attached as Schedule "A" and Schedule "B" respectively, hereto.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE AS OF DECEMBER 31, 2006 CONSTANT PRICES AND COSTS

	Light And Medium Oil		Heavy Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved Developed Producing	3,726	3,171	26	23	51,286	39,447	14,404	12,571	973	662
Proved Developed Non-Producing	525	467	27	24	3,747	2,915	764	656	155	107
Proved Undeveloped	908	773	356	316	15,057	11,317	18,962	16,311	380	262
Total Proved	5,159	4,411	409	362	70,091	53,680	34,130	29,538	1,508	1,030
Probable	2,157	1,853	287	249	45,950	36,195	14,752	12,819	1,019	692
Total Proved Plus Probable	7,316	6,263	696	611	116,041	89,875	48,882	42,357	2,527	1,723

	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)				
Reserves Category	0 ($000s)	5 ($000s)	10 ($000s)	15 ($000s)	20 ($000s)
Proved Developed Producing	378,330	315,779	273,177	242,123	218,393
Proved Developed Non-Producing	42,067	33,383	27,365	22,987	19,690
Proved Undeveloped	96,077	67,251	47,348	33,156	22,764
Total Proved	516,474	416,412	347,889	298,267	260,847
Probable	281,240	182,677	127,371	93,057	70,317
Total Proved Plus Probable	797,714	599,089	475,261	391,324	331,164

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) AS OF DECEMBER 31, 2006 CONSTANT PRICES AND COSTS

Reserves Category	Revenue ($000s)	Royalties ($000s)	Operating Costs ($000s)	Development Costs ($000s)	Well Abandonment Costs ($000s)	Future Net Revenue Before Income Taxes ($000s)
Proved Reserves	1,079,415	195,394	268,031	87,777	11,740	516,474
Proved Plus Probable	1,664,600	299,069	413,205	140,713	13,899	797,714

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2006
CONSTANT PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($000s)
Proved	Light and Medium Crude Oil (including solution gas and other by-products)	136,182
	Heavy Oil	919
	Coal Bed Methane	62,025
	Natural Gas (including by-products and Heavy Oil but excluding solution gas from oil wells)	148,763
	Other company revenue/costs	-
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)	173,922
	Heavy Oil	2,756
	Coal Bed Methane	85,213
	Natural Gas (including by-products and Heavy Oil but excluding solution gas from oil wells)	213,370
	Other company revenue/costs	-

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

	Light And Medium Oil		Heavy Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids	
Reserves Category	Gross (Mbbls)	Net (Mbbls)	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
Proved Developed Producing	3,700	3,146	26	23	51,553	39,618	14,404	12,571	977	663
Proved Developed Non-Producing	525	467	27	24	3,752	2,911	764	656	155	106
Proved Undeveloped	904	768	354	314	15,057	11,302	19,044	16,384	380	262
Total Proved	5,128	4,382	407	361	70,361	53,830	34,211	29,611	1,512	1,030
Probable	2,148	1,847	288	249	46,196	36,329	14,671	12,745	1,022	692
Total Proved Plus Probable	7,276	6,229	695	610	116,557	90,159	48,883	42,356	2,533	1,722

	Net Present Values of Future Net Revenue Before Income Taxes Discounted At (%/year)				
	0	5	10	15	20
Reserves Category	($000s)	($000s)	($000s)	($000s)	($000s)
Proved Developed Producing	461,527	381,103	327,696	289,368	260,376
Proved Developed Non-Producing	47,360	37,088	30,196	25,278	21,620
Proved Undeveloped	142,685	102,695	75,313	55,887	41,695
Total Proved	651,572	520,886	433,204	370,534	323,691
Probable	397,822	250,922	172,898	125,954	95,424
Total Proved Plus Probable	1,049,395	771,808	606,102	496,487	419,115

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

Reserves Category	Revenue ($000s)	Royalties ($000s)	Operating Costs ($000s)	Development Costs ($000s)	Well Abandonment Costs ($000s)	Future Net Revenue Before Income Taxes ($000s)
Proved Reserves	1,292,922	236,641	300,827	89,478	14,403	651,572
Proved Plus Probable	2,071,102	374,286	485,067	144,057	18,297	1,049,395

FUTURE NET REVENUE
BY PRODUCTION GROUP
AS OF DECEMBER 31, 2006
FORECAST PRICES AND COSTS

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	136,643
	Heavy Oil	899
	Coal Bed Methane	93,984
	Natural Gas (including by-products and Heavy Oil but excluding solution gas from oil wells)	201,678
	Other company revenue/costs	-
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and other by-products)	174,839
	Heavy Oil	2,813
	Coal Bed Methane	129,752
	Natural Gas (including by-products and Heavy Oil but excluding solution gas from oil wells)	298,698
	Other company revenue/costs	-

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the Trust Engineering Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

   Reserve Categories

   Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

   - analysis of drilling, geological, geophysical and engineering data;
   - the use of established technology; and
   - specified economic conditions.

   Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. Forecast Prices and Costs

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by GLJ and Sproule in the Trust Engineering Report were GLJ's forecasts as at January 1, 2007, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	OIL				NATURAL GAS					
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	AECO Gas Price ($Cdn/ MMBtu)	Edmonton Propane ($Cdn/Bbl)	Edmonton Butane ($Cdn/Bbl)	Edmonton Pentanes Plus ($Cdn/Bbl)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
Forecast										
2007	62.00	70.25	39.25	61.25	7.20	45.00	56.25	71.75	2.0	0.87
2008	60.00	68.00	40.00	59.25	7.45	43.50	50.25	69.25	2.0	0.87
2009	58.00	65.75	39.75	57.25	7.75	42.00	48.75	67.00	2.0	0.87
2010	57.00	64.50	39.75	56.00	7.80	41.25	47.75	65.75	2.0	0.87
2011	57.00	64.50	40.25	56.00	7.85	41.25	47.75	65.75	2.0	0.87
2012	57.50	65.00	41.50	56.50	8.15	41.50	48.00	66.25	2.0	0.87
2013	58.50	66.25	42.50	57.75	8.30	42.50	49.00	67.50	2.0	0.87
2014	59.75	67.75	43.50	59.00	8.50	43.25	50.25	69.00	2.0	0.87
2015	61.00	69.00	44.25	60.00	8.70	44.25	51.00	70.50	2.0	0.87
2016	62.25	70.50	45.25	61.25	8.90	45.00	52.25	72.00	2.0	0.87
2017	63.50	71.75	46.00	62.50	9.10	46.00	53.00	73.25	2.0	0.87
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.87

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by us for the year ended December 31, 2006, were $7.88/Mcf for natural gas, $68.22/Bbl for crude oil and $49.11/Bbl for natural gas liquids.

4. Constant Prices and Costs

Constant prices and costs are:

(a) our prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which we are legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), our prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the Trust Engineering Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

	OIL								
Year	**WTI Cushing Oklahoma ($US/Bbl)**	**Edmonton Par Price 40° API ($Cdn/Bbl)**	**LLB at Hardisty ($Cdn/Bbl)**	**Cromer Medium 29.3° API ($Cdn/Bbl)**	**NATURAL GAS AECO Gas Price ($Cdn/MMBtu)**	**Edmonton Propane ($Cdn/Bbl)**	**Edmonton Butane ($Cdn/Bbl)**	**Edmonton Pentanes Plus ($Cdn/Bbl)**	**EXCHANGE RATE[1] ($US/$Cdn)**
Historical December 31, 2006 [2]	60.85	67.58	47.62	59.47	6.07	43.25	54.06	71.55	.8581

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) As at December 31, 2006.

5. Estimated future abandonment costs related to a property have been taken into account by GLJ and Sproule in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

6. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

7. The extent and character of all factual data supplied to GLJ and Sproule were accepted by GLJ and Sproule as represented. No field inspection was conducted.

Reconciliation of Changes in Reserves

The following table sets out the reconciliation of our net reserves as at December 31, 2005 compared to December 31, 2006 based on forecast prices and costs by principal product type:

	LIGHT AND MEDIUM OIL			HEAVY OIL			ASSOCIATED AND NON-ASSOCIATED GAS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
December 31, 2005	4,895	2,011	6,906	334	188	522	58,398	27,548	85,946
Extensions	32	11	43	40	67	106	3,863	9,992	13,855
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	175	(174)	1	18	(6)	13	(2,732)	(3,877)	(6,610)
Discoveries	-	-	-	-	-	-	2,080	1,220	3,300
Acquisitions	-	-	-	-	-	-	4,279	1,462	5,741
Dispositions	(4)	(2)	(6)	-	-	-	(4)	(15)	(20)
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(715)	-	(715)	(31)	-	(31)	(12,053)	-	(12,053)
December 31, 2006	4,382	1,847	6,229	361	249	610	53,830	36,329	90,159

	NATURAL GAS LIQUIDS			COAL BED METHANE		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
December 31, 2005	954	464	1,418	28,702	10,867	39,569
Extensions	143	164	306	4,981	3,082	8,063
Improved Recovery	-	-	-	-	-	-
Technical Revisions	27	43	70	(745)	(808)	(1,553)
Discoveries	22	21	43	-	-	-
Acquisitions	-	-	-	-	-	-
Dispositions	-	-	-	(1,234)	(396)	(1,630)
Economic Factors	-	-	-	-	-	-
Production	(115)	-	(115)	(2,093)	-	(2,093)
December 31, 2006	1,030	692	1,722	29,611	12,745	42,356

Net Revenue Reconciliation

The following table sets out a reconciliation of our net revenue as at January 1, 2006 compared to December 31, 2006 based on constant prices and costs and proved reserves:

FUTURE NET REVENUE RECONCILIATION (discounted at 10%/year) PERIOD AND FACTOR	2006 ($000s)
Estimated Future Net Revenue at Beginning of Year	600,044
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties(1)	(129,847)
Net Change in Prices, Production Costs and Royalties Related to Future Production(2)	(244,800)
Changes in Previously Estimated Development Costs Incurred During the Period(3)	64,583
Changes in Estimated Future Development Costs(4)	(64,337)
Extensions and Improved Recovery(5)	42,885
Discoveries	10,788
Acquisitions of Reserves(5)	25,215
Dispositions of Reserves(5)	(3,882)
Net Change Resulting from Revisions in Quantity Estimates	(11,435)
Accretion of Discount(6)	60,004
Net Change in Income Taxes(7)	-
All other changes(8)	(1,329)
Estimated Future Net Revenue at End of Year	347,889

Notes:

(1) Corporation actual before income taxes, excluding general and administrative expenses.
(2) The impact of changes in prices and other economic factors on future net revenue.
(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4) The change in forecast development costs.
(5) End of period net present value of the related reserves.
(6) Estimated as 10% of the beginning of period net present value.
(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.
(8) Includes change due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2006 versus forecast.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. The majority of undeveloped reserves are scheduled to be developed within the next two years. Fairborne has areas where multiple zones have been assigned reserves in a well. Once the producing zones are depleted, capital will be spent recompleting the well in another zone. Some of these expenditures are planned to occur in 2009 and beyond, the timing dictated by the predicted reserve life for the currently producing zones. A significant capital program is required for new wells in our coal bed methane and Columbia/Harlech areas. For these areas we plan to develop proved and probable undeveloped reserves over a period of four years. This phasing will allow us to optimize capital allocation and facility utilization. A number of factors that could result in delayed or cancelled development are as follows:

- changing economic conditions (due to pricing, operating and capital expenditure fluctuations);
- changing technical conditions (production anomalies (such as water breakthrough, accelerated depletion));
- multi-zone developments (such as a prospective formation completion may be delayed until the initial completion is no longer economic);
- a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and
- surface access issues (landowners, weather conditions, regulatory approvals).

Significant Factors or Uncertainties

While we do not anticipate any significant economic factors or significant uncertainties will affect any particular components of the reserves data, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond our control (see "*Risk Factors*").

Future Development Costs

The following table sets forth development costs deducted in the estimation of our future net revenue attributable to the reserve categories noted below ($000s):

	Forecast Prices and Costs		Constant Prices and Costs
Year	**Proved Reserves ($000s)**	**Proved Plus Probable Reserves ($000s)**	**Proved Reserves ($000s)**
2007	37,825	48,217	37,529
2008	33,361	45,992	32,706
2009	17,046	34,210	16,383
2010	950	12,648	895
2011	101	679	93
Thereafter	195	2,311	171
Total: Undiscounted	89,478	144,057	87,777
Total: Discounted at 10%/year	79,255	123,354	77,827

We expect that the capital listed in the preceding table will be funded through internally generated cash flows and will not have any associated funding costs. Therefore, the capital commitments will not affect the disclosed reserves of future net revenue.

Other Oil and Gas Information

Principal Properties

The following is a description of our principal oil and natural gas properties as at December 31, 2006. Unless otherwise indicated, production stated is average production for 2006 received in respect of our working interest share before deduction of royalties. Unless otherwise specified, gross and net acres and well count information is as at December 31, 2006.

Brazeau

The Brazeau operating area is located in west central Alberta, approximately 160 kilometers southwest of Edmonton. The Brazeau property is a long life, low risk development area that was acquired by Fairborne Energy in March 2004. Fairborne's interest in Brazeau includes an operated 57.6% working interest in the Brazeau Belly River Unit #6 (the "**Brazeau Unit**") as well as various non-unitized wells in close proximity to the Brazeau Unit. In addition, the Trust has an interest in 22,080 gross acres (14,532 net), including 7,704 net acres of undeveloped land. Production from the Brazeau property is stable with low declines, coming from multiple Belly River reservoirs. In 2006, Fairborne's production averaged 1,310 Mcf/d natural gas and 455 Bbls/d oil and NGLs (673 BOE/d).

During 2006 the Trust completed a 150 square km 3D seismic survey over working interest lands including the Brazeau Unit. Using results from this survey, Fairborne, as operator, drilled two wells (1.2 net) inside the Brazeau Unit and performed a recompletion on one additional well (0.6 net) resulting in three successful oil wells, all of which were on production by February 2007.

West Pembina

West Pembina is located in west central Alberta approximately 180 kilometers southwest of Edmonton. Fairborne holds a working interest in 114,400 gross (45,913 net) acres of land with 83% of net acres presently

undeveloped. Production from West Pembina averaged 4,784 Mcf/d of natural gas with 139 Bbls/d of crude oil and NGLs in 2006 for an equivalent of 936 BOE/d.

The West Pembina property produces sour gas and associated natural gas liquids from Devonian aged reservoirs in the Nisku formation. The majority of production in the Nisku comes from single well pools with between 10% and 40% hydrogen sulphide and initial estimated recoverable reserves ranging from 5 to 25 Bcf. Fairborne has extensive 3D seismic data over its land position in West Pembina. This seismic has been used to develop a large inventory of Nisku drilling opportunities, with one Nisku well (0.1 net) drilled in 2006 which was on production at the end of the year.

Columbia/Harlech

Fairborne acquired its interest in the Columbia/Harlech area in 2004 and, since then, it has represented an ever increasing area of focus for the Trust. Fairborne's initial operations in Columbia/Harlech were exploratory in nature, drilling more than 40 operated wells, acquiring a working interest in 37,760 acres (15,906 net acres) of land and assembling 3D seismic data over most of the Trust's land holdings. In 2006, Fairborne drilled 13 (4.1 net) wells resulting in 11 (3.1 net) natural gas wells and two (1.0 net) oil wells. During the year, the Trust also continued to expand operated production facilities and pipeline infrastructure to facilitate increased production rates. Production from Columbia/Harlech averaged 1,033 BOE/d.

Utilizing the proprietary knowledge gained from past operations, Fairborne is now moving from a predominantly exploratory position to a lower risk, development based delineation drilling program in this area. For 2007, drilling plans include 14 gross wells, which will continue to target sweet natural gas accumulations in the Cretaceous Mannville Group, as well as the Viking, Notikewin, Belly River and Cardium formations. Further expansion of the Trust's main compression station is planned for early 2007, which will facilitate new production from 2007 drilling.

Clive

Fairborne's interest in the Clive area (located approximately 50 kilometers northeast of Red Deer, Alberta) includes conventional crude oil and natural gas production coming from Devonian aged reservoirs as well as coal bed methane ("**CBM**") production. Fairborne has developed an extensive CBM project at Clive, which targets CBM gas from coals within the Horseshoe Canyon formation of the Cretaceous. Fairborne's land position in Clive includes 45,000 gross (34,935 net) acres of land, with 30% of net acres currently undeveloped.

Clive (Units and Non-Unit Wells)

Fairborne's position in the conventional oil and natural gas production at Clive includes a working interest in the Clive Leduc (D3) Unit #1 and the Clive Nisku (D2) Unit #1 as well as non-unitized wells. Fairborne operates both units with a 93.9% and 98.9% working interest respectively. All oil and gas is initially processed at an operated facility in the immediate vicinity, with gas then transported to the Nevis Gas plant (operated by Duke) for further processing and natural gas liquids recovery. In 2006, conventional oil and gas production from Clive averaged 5,778Mcf/d of natural gas and 741 Bbls/d of oil and NGLs.

Clive Coal Bed Methane (CBM)

Since its initial drilling program in 2003, Fairborne has developed an extensive CBM project on its Clive property, with 23 wells (14.4 net) drilled in 2006 with a 100% success rate. Fairborne's 2006 CBM production in Clive averaged 6,377 Mcf/d (1,063 BOE/d) of natural gas produced from the Horseshoe Canyon formation.

In 2007 Fairborne plans to drill another 49 (40.0 net) wells. Long term development plans for CBM at Clive involve drilling four wells per square mile for a minimum of 200 wells in the fully developed model. Current CBM wells decline at less than half the forecast total corporate decline rate of 22 percent and therefore have the effect of lessening the overall corporate decline rate for the next two to three years as CBM accounts for a higher and higher percentage of our total production.

Valhalla/Rycroft

The Valhalla/Rycroft area is located 35 kilometers north of the city of Grande Prairie in northwest Alberta, which is approximately 40 kilometers south and east of Fairborne's Gordondale property. Due to the multi-zone characteristic of this area, production in Valhalla/Rycroft comes from numerous different reservoirs. As of December 31, 2006 Fairborne holds 51,680 gross acres (19,537 net) of land in the area, with 68% of net acres currently undeveloped. In 2006, production from this area averaged 1,179 BOE/d including 6,646 Mcf/d natural gas and 71 Bbls/d oil and NGLs.

Wild River

The Wild River area (located approximately 250 kilometers west of Edmonton, Alberta) began as a higher reward/higher risk exploration area for Fairborne. Fairborne made an original pool discovery in Wild River with a well drilled in early 2004. The original discovery was followed up with two wells drilled in 2005 resulting in one new gas discovery in the Nisku formation and one pool extension well. In 2006, Fairborne increased its working interest in Wild River through a property acquisition completed with an industry partner. Fairborne currently holds a working interest in 3,840 gross (2,178 net) acres of land. Production from Wild River in 2006 averaged 8,473 Mcf/d of natural gas with five Bbls/d of oil & NGLs.

Wood River

The Wood River property is located 25 kilometers north of Fairborne's Clive property, approximately 55 kilometers northeast of the city of Red Deer in Central Alberta. Fairborne's position in the Wood River property includes 5,895 gross (2,745 net) acres of land as well as working interests in four producing units and certain producing non-unit wells. Production from Wood River in 2006 was 113 Bbls/d crude oil and NGLs and 1,098 Mcf/d natural gas for a total of 296 BOE/d. All oil produced from the Wood River units is produced through Fairborne operated production facilities.

Pigeon Lake/Westerose

The Pigeon Lake/Westerose property, located approximately 40 kilometers south and west of the city of Edmonton, Alberta, offers a diverse range of exploration and development opportunities. In 2006, Fairborne drilled four successful wells (1.6 net) including one Wabamun sour gas well, two Glauconite sweet gas locations and one shallow Horshoe Canyon CBM well. Production from this area was 319 BOE/d in 2006 including 1,384 Mcf/d natural gas and 89 Bbls/d in associated NGLs.

Fairborne's land holdings in Pigeon Lake/Westerose includes 18,182 gross (10,238 net acres) of which 7,391 net acres (72%) are undeveloped. In 2006, Fairborne also completed a farm-in agreement with an industry partner. The 2007 drilling program includes up to five wells (Wabumun and Glauconite) to be drilled on Fairborne lands as well as lands covered by the new farm-in agreement.

Haynes

The Haynes property is located immediately south of Fairborne's Clive property approximately 25 kilometers east of the city of Red Deer, Alberta. Fairborne has in interest in a total of 10,238 gross (9,240 net) acres of land and is also the operator of the central oil battery that services the Haynes property. In 2006, Fairborne drilled seven wells (4.7 net) resulting in one (1.0 net) Leduc oil well, and six (3.7 net) CBM wells. All seven wells came on production in late December 2006 / early January 2007. Production from Haynes averaged 603 Bbls/d of oil and NGLs and 615 Mcf/d of natural gas (706 BOE/d) in 2006 coming from reservoirs in the Devonian aged Nisku and Leduc formations with new CBM production from the Horseshoe Canyon.

Gordondale

The Gordondale property is a natural gas property located approximately 75 kilometers northwest of the city of Grande Prairie in northwestern Alberta. Fairborne has an interest in 24,000 gross (16,842 net) acres of land in the Gordondale area including 9,610 net acres of undeveloped land. In 2006, Fairborne farmed out five wells to an industry partner, resulting in five (1.0 net) natural gas wells. Average 2006 production of 1,553 Mcf/d natural

gas and 22 Bbls/d of NGLs included a combination of sweet and sour natural gas from reservoirs in Cretaceous and Triassic aged strata.

Basset Lake

Basset Lake is a winter access area located approximately 50 kilometers southwest of Rainbow Lake in northern Alberta. Fairborne's interest in the Basset Lake property includes 27,520 gross (16,320 net) acres of land, with 2006 production averaging 1,319 Mcf/d (221 BOE/d). Since beginning its initial drilling program in 2003/2004, Fairborne has drilled a total of 30 wells (15.0 net) into the Cretaceous Bluesky formation, including 10 wells (5.0 net) in the first half of 2006 as part of the 2005/2006 winter drilling program. Drilling results have been very positive with an overall success rate of 90% and a 2006 success rate of 70%. An additional four (2.0 net) wells are planned as part of Fairborne's 2007 drilling program.

Weyburn

The Weyburn property is located 70 miles southeast of Regina, Saskatchewan. Fairborne's interest includes 3,040 gross acres (2,126 net) of operated lands with production in 2006 averaging 240 Bbls/d of 28°API oil from the Midale/Marly formation. Two successful oil wells (0.7 net) were drilled on Fairborne lands in 2006 by an industry partner under a farmout arrangement.

Minor Properties

In addition to the foregoing, Fairborne has an interest in other minor properties that contributed, in aggregate, 494 BOE/d of production in 2006.

Oil and Gas Wells

The following table sets forth the number and status of wells in which we have a working interest as at December 31, 2006.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	195	116.8	119	84.9	264	154.0	60	32.8
Saskatchewan	53	29.2	5	2.8	-	-	-	-
Total	248	146.0	124	87.7	264	154.0	60	32.8

Properties with No Attributed Reserves

The following table sets out our developed and undeveloped land holdings as at December 31, 2006.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	155,906	85,002	240,705	142,882	396,611	227,884
British Columbia	673	96	2,665	256	3,338	352
Saskatchewan	3,139	1,955	2,312	782	5,451	2,737
United States	-	-	54,595	30,591	54,595	30,592
Total	159,718	87,053	300,277	174,511	459,995	261,564

We expect that rights to explore, develop and exploit 28,651 net acres of our undeveloped land holdings may expire by December 31, 2007. We plan to drill or submit application to continue selected portions of the above acreage.

Forward Contracts and Marketing

Our crude oil and natural gas production is currently sold directly to credit-worthy counterparties, with the exception of small quantities of non-operated properties which are marketed by the operator.

We periodically hedge the price on a portion of our crude oil and natural gas production. During 2006, our realized price for crude oil and NGLs was reduced by $0.69 per barrel in the first quarter, reduced by $0.31 per barrel in the second quarter, reduced by $0.51 per barrel in the third quarter and increased by $1.54 per barrel in the fourth quarter as we hedged an average of 25 percent of total crude oil production during the twelve months ended December 31, 2006.

The prices received for natural gas were increased by $1.01 per Mcf in the first quarter, increased by $1.80 per Mcf in the second quarter, increased by $1.10 per Mcf in the third quarter and increased by $0.84 per Mcf in the fourth quarter as we hedged an average of 44 percent of total natural gas production during the twelve months ended December 31, 2006.

The following crude oil fixed price physical contracts were outstanding at December 31, 2006:

Remaining Term	Volume	Price	Type	Settlement Index
Jan 1/07 – Mar 31/07	500 bbls/d	$70 US/bbl	Put	WTI
Jan 1/07 – Mar 31/07	400 bbls/d	$70 US/bbl	Put	WTI
Apr 1/07 – Jun 30/07	500 bbls/d	$77 US/bbl	Put	WTI
Apr 1/07 – Jun 30/07	500 bbls/d	$63.00-$70.00 US/bbl	Collar	WTI
Jul 1/07 – Sep 30/07	500 bbls/d	$70.68 US/bbl	Swap	WTI
Oct 1/07 – Dec 31/07	500 bbls/d	$70.98 US/bbl	Swap	WTI

The following natural gas fixed price physical contracts were outstanding at December 31, 2006:

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Type	Settlement Index
Jan 1/07 – Mar 31/07	2500	$8.50 - $13.22	Collar	AECO Daily
Jan 1/07 – Mar 31/07	2000	$9.20	Swap	AECO Monthly
Jan 1/07 – Mar 31/07	2500	$9.00 - $13.00	Collar	AECO Daily
Jan 1/07 – Mar 31/07	2000	$9.00 - $10.30	Collar	AECO Daily
Jan 1/07 – Mar 31/07	2000	$9.00 - $11.65	Collar	AECO Daily
Jan 1/07 – Mar 31/07	5000	$8.50 - $11.20	Collar	AECO Daily
Jan 1/07 – Mar 31/07	3000	$9.00 - $10.55	Collar	AECO Daily
Jan 1/07 – Mar 31/07	3000	$9.15 + 50%	Participating Swap	AECO Daily
Jan 1/07 – Mar 31/07	2500	$8.00	Swap	AECO Monthly
Apr 1/07 – Oct 31/07	2500	$8.10	Swap	AECO Monthly
Apr 1/07 – Oct 31/07	2500	$8.11	Swap	AECO Monthly
Apr 1/07 – Jun 30/07	3000	$6.785	Swap	AECO Monthly
Apr 1/07 – Jun 30/07	4000	$6.80	Swap	AECO Monthly
Apr 1/07 – Jun 30/07	3000	$6.70	Swap	AECO Monthly
Apr 1/07 – Jun 30/07	3000	$6.745	Swap	AECO Monthly
Apr 1/07 – Jun 30/07	3000	$6.75	Swap	AECO Monthly
Oct 1/07 – Dec 31/07	2500	$8.16	Swap	AECO Monthly
Nov 1/07 – Mar 31/08	1500	$8.25	Swap	AECO Monthly
Nov 1/07 – Mar 31/08	2500	$8.71	Swap	AECO Monthly

Additional Information Concerning Abandonment and Reclamation Costs

We use our internal historical costs to estimate our abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. We currently have 420.5 net wells for which we expect to incur abandonment and reclamation costs.

The total abandonment cost in respect of proved reserves using forecast prices is $14.4 million (undiscounted) and $5.8 million (discounted at 10%). 100% of such amounts were deducted as abandonment costs in estimating our future net revenue as disclosed above.

The following table sets forth the abandonment costs deducted in the estimation of our future net revenue:

Forecast Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2007	391
2008	359
2009	376
Thereafter	13,277
Total Undiscounted	14,403
Total Discounted @ 10%	5,791

Constant Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2007	437
2008	325
2009	397
Thereafter	10,581
Total Undiscounted	11,740
Total Discounted @ 10%	4,987

Tax Horizon

As a result of the Trust's tax efficient structure, annual taxable income is transferred from our operating entities to the Trust and from the Trust to Unitholders. Therefore, it is expected that no income tax liability will be incurred by the Trust for so long as the Trust maintains its organizational tax structure, based on existing legislation. See "*Recent Developments – Proposed Changes to Tax Legislation*". Fairborne Energy also will not be taxable so long as the interest on the Notes held by the Trust, royalties that may be acquired and other expenses in Fairborne Energy are sufficient to reduce taxable income to nil in the operating subsidiaries. We do not expect Fairborne Energy to be required to pay income taxes for the 2007 financial year. Depending mainly on commodity prices, production levels and presently intended capital expenditures, it is anticipated that Fairborne Energy will not be taxable before 2008.

Capital Expenditures

The following table summarizes capital expenditures related to our assets and activities for the year ended December 31, 2006 ($000s):

Property acquisition costs	
Proved properties	22,378
Undeveloped properties	2,763
Exploration costs	16,286
Development costs	50,020
Dispositions	-
Corporate Assets	574
Total	92,021

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells associated with our assets in which Fairborne Energy participated during the year ended December 31, 2006.

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Light and Medium Oil	2	1.0	3	2.2
Natural Gas	12	3.2	12	6.5
Coal Bed Methane	3	1.5	27	16.4
Service	-	-	-	-
Dry	-	-	3	1.5
Total	17	5.7	45	26.6

For details on the important current and likely exploration and development activities during 2007, see "*Statement of Reserves Data and Other Oil and Gas Information – Other Oil and Gas Information – Principal Properties*".

Production Estimates

The following tables sets out the volume of our production estimated for the year ended December 31, 2007, which is reflected in the estimate of future net revenue disclosed in the tables contained under "*Disclosure of Reserves Data*" above.

FORECAST PRICES AND COSTS

	Light And Medium Oil		Heavy Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total	
Reserves Category	Gross (Bbls/d)	Net (Bbls/d)	Gross (Bbls/d)	Net (Bbls/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Bbls/d)	Net (Bbls/d)	Gross (BOE/d)	Net (BOE/d)
Total Proved	2,044	1,675	85	75	37,547	27,790	10,920	9,219	599	420	10,805	8,338
Total Proved Plus Probable	2,094	1,713	90	79	39,161	28,961	11,609	9,800	621	435	11,266	8,687

CONSTANT PRICES AND COSTS

	Light And Medium Oil		Heavy Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total	
Reserves Category	Gross (Bbls/d)	Net (Bbls/d)	Gross (Bbls/d)	Net (Bbls/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Bbls/d)	Net (Bbls/d)	Gross (BOE/d)	Net (BOE/d)
Total Proved	2,044	1,675	85	75	37,544	27,827	10,910	9,211	599	421	10,803	8,344
Total Proved Plus Probable	2,095	1,713	90	79	39,156	28,997	11,610	9,803	621	437	11,266	8,696

No individual property accounts for more than 20% of the estimated production disclosed.

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback associated with our assets for the periods indicated below:

	Quarter Ended			
	2006			
	Dec. 31	Sept. 30	June 30	Mar. 31
Average Daily Production[1]				
Light and Medium Crude Oil (Bbls/d)	2,417	2,440	2,533	2,507
Heavy Oil (Bbls/d)	105	164	74	68
Conventional Gas (Mcf/d)	37,673	39,486	39,125	40,094
Coal Bed Methane (Mcf/d)	9,079	6,480	4,316	6,378
NGLs (Bbls/d)	308	376	432	384
Combined (BOE/d)	10,623	10,640	10,280	10,705
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	59.78	75.59	75.42	65.86
Heavy Oil ($/Bbls)	53.52	38.51	37.31	11.11
Conventional Gas ($/Mcf)	8.53	6.79	7.23	8.91
Coal Bed Methane ($/Mcf)	5.33	7.42	12.38	9.52
NGLs ($/Bbls)	52.66	48.51	51.93	51.30
Combined ($/BOE)	50.45	49.36	53.76	56.36
Royalties Paid				
Light and Medium Crude Oil ($/Bbls)	9.29	9.73	15.79	14.52
Heavy Oil ($/Bbls)	5.10	4.31	15.18	6.76
Conventional Gas ($/Mcf)	1.45	0.93	0.54	2.14
Coal Bed Methane ($/Mcf)	0.58	0.50	1.55	1.61
NGLs ($/Bbls)	9.44	10.61	7.93	12.54
Combined ($/BOE)	8.08	6.44	7.04	12.87
Transportation costs				
Light and Medium Crude Oil ($/Bbls)	0.16	0.07	0.22	0.16
Heavy Oil ($/Bbls)	-	-	-	-
Conventional Gas ($/Mcf)	0.32	0.26	0.22	0.54
Coal Bed Methane ($/Mcf)	0.12	0.15	0.24	0.13
NGLs ($/Bbls)	-	-	-	-
Combined ($/BOE)	1.29	1.07	1.00	2.15
Operating Expenses				
Light and Medium Crude Oil ($/Bbls)	12.06	10.50	8.96	8.69
Heavy Oil ($/Bbls)	28.18	9.63	32.05	16.28
Conventional Gas ($/Mcf)	1.59	1.77	1.70	1.54
Coal Bed Methane ($/Mcf)	0.22	0.63	1.27	.68
NGLs ($/Bbls)	11.88	10.94	8.66	8.94
Combined ($/BOE)	9.21	9.88	9.82	8.65
Netback Received ($/BOE)[2]				
Light and Medium Crude Oil ($/Bbls)	38.27	55.29	50.45	42.49
Heavy Oil ($/Bbls)	20.24	24.57	(9.92)	(11.93)
Conventional Gas ($/Mcf)	5.17	3.83	4.77	4.69
Coal Bed Methane ($/Mcf)	4.41	6.14	9.32	7.10
NGLs ($/Bbls)	31.34	26.96	35.34	29.82
Combined ($/BOE)	31.87	31.97	35.90	32.69

Notes:

(1) Before deduction of royalties.

(2) Netbacks are calculated by subtracting royalties, transportation costs and operating costs from revenues.

The following table indicates average daily gross production from important fields in respect of our assets for the year ended December 31, 2006:

	Light and Medium Crude Oil (Bbls/d)	Heavy Oil (Bbls/d)	Conventional Gas (Mcf/d)	Coal Bed Methane (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
Brazeau	417	-	1,310	-	38	673
West Pembina	105	-	4,784	-	34	936
Columbia/Harlech	212	-	4,375	-	92	1,033
Clive	693	-	5,778	6,377	48	2,767
Valhalla/Rycroft	59	-	6,646	-	12	1,179
Wild River	3	-	8,473	-	2	1,417
Wood River	88	-	1,083	15	25	296
Pigeon Lake/Westerose	11	-	1,384	-	78	319
Haynes	575	-	608	7	28	706
Gordondale	16	-	1,553	-	6	280
Basset Lake	1	-	1,319	-	-	221
Miscellaneous	33	-	1,777	171	12	371
Total Alberta	2,213	-	39,090	6,570	375	10,198
Weyburn	240	-	-	-	-	240
Miscellaneous	-	102	-	-	-	102
Total Saskatchewan	240	102	-	-	-	342
U.S.	22	-	-	-	-	22
Total	2,475	102	39,090	6,570	375	10,562

Crude oil production from our assets for the year ended December 31, 2006 was 96% light and medium quality crude oil (25° API or greater) and 4% heavy crude oil (less than 15° API).

For the twelve months ended December 31, 2006, approximately 69% of gross revenue from our assets was derived from natural gas production and 31% was derived from crude oil production.

ADDITIONAL INFORMATION RESPECTING THE TRUST

The following is a summary description of certain provisions of the Trust Indenture and does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the Trust Indenture. A copy of the Trust Indenture is available on SEDAR at www.sedar.com.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture.

Voting

Each Trust Unit shall entitle the holder thereof to one vote at all meetings of the holders of Trust Units.

Distributions

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority.

Pre-Emptive Rights, Redemption and Conversion

Each Trust Unit is not subject to pre-emptive or conversion rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "*Redemption Right*".

Nature of Trust Units

The Trust Units do not represent a traditional investment and should not be viewed by investors as "shares" in either Fairborne Energy or the Trust. As holders of Trust Units in the Trust, the Trust Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit will be a function of anticipated distributable income from Fairborne Energy and the ability of Fairborne Energy to effect long term growth in the value of the Trust. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices, changes in tax legislation and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the Canada Deposit Insurance Corporation Act (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units entitling the holders thereof to such number of votes at meetings of Unitholders as may be prescribed by the board of directors of Fairborne Energy in the resolution authorizing the issuance of any Special Voting Units. Special Voting Units will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by Fairborne Energy or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. A single Special Voting Unit was issued to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders of the Exchangeable Shares issued in connection with the plan of arrangement we completed with Fairborne Energy on June 1, 2005. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust upon its termination. Except for the right to vote at meetings of the Trust Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Trust Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort or of any other kind whatsoever to any person in connection with the Trust Fund or the obligations or the affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person thereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. Pursuant to the Trust Indenture, no Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture provides that the Trustee or Fairborne Energy on behalf of the Trust, the Trustee, Fairborne Energy and the Trust shall make all reasonable efforts to ensure that every contract entered into by or on

behalf of the Trust contains a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Notwithstanding the terms of the Trust Indenture, Trust Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Trust Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all of the business operations of the Trust are carried on by Fairborne Energy directly or indirectly. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in Alberta on June 30, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The activities of the Trust and Fairborne Energy are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Trust Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of Fairborne Energy and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Trust Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants, special warrants, subscription receipts and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the board of directors of Fairborne Energy may determine. The Trust Indenture also provides that the Trust may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust, including rights, warrants, special warrants, subscription receipts and other securities to purchase, convert into or exchange into such debentures, notes or other evidence of indebtedness, which may be created and issued from time to time on such terms and conditions to such persons and for such consideration as board of directors of Fairborne Energy may determine.

Distributions on Trust Units

The Trustee may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes, from any dividends paid on the common shares of Fairborne Energy and all other interest and other income received or reasonably anticipated to be received before the payment date from investments of the properties and assets of the Fund, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the board of directors of Fairborne Energy, receive distributions in respect of prepayments of principal on the Notes made by Fairborne Energy to the Trust before the maturity of the Notes. The Trust may also invest in or acquire royalties, and amounts paid thereon may also constitute part of the net income of the Trust available for distribution to Unitholders.

Cash distributions are payable on a monthly basis to Unitholders of record on the last business day of each month. The board of directors of Fairborne Energy on behalf of the Trust reviews the Trust's distribution policy from time to time. The actual amount distributed will be dependent on various factors including the commodity price environment and is at the discretion of the board of directors of Fairborne Energy. See "*Distributions to Unitholders*".

Pursuant to our credit facilities and the subordination agreement, we are restricted from making distributions when: (i) a default or event of default under our credit facilities has occurred and is continuing; and (ii) outstanding loans under our credit facilities exceeded the borrowing base set by our lenders thereunder until such time as such outstanding loans are reduced below the borrowing base.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall

be entitled to receive a price per Unit Trust equal to the Market Redemption Price. The "Market Redemption Price" is equal to the lesser of:

(a) 95% of the market price of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered to the Trust for redemption; and

(b) the closing market price on the principal market on which the Trust Units are quoted for trading, on the date that the Trust Units were so tendered for redemption.

For the purposes of this calculation, the "market price" shall be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days; the simple average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day. The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of the Trust Units tendered for redemption during any calendar month shall be satisfied by way of cheque no later than the last day of the calendar month following the month in which the Trust Units were tendered for redemption. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (the "**Monthly Limit**"); provided that the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, Trust Units tendered for redemption in such calendar month in which the total amount payable by the Trust exceeds the Monthly Limit will be redeemed for cash by order of the date on which Trust Units are tendered for redemption and, for all Trust Units tendered on the same date, on a pro rata basis, up to the maximum total amount which does not exceed the Monthly Limit and the balance of the Market Redemption Price in respect of such Trust Units will be paid, subject to the receipt of any applicable regulatory approvals, in the sole discretion of the Trust, either: (i) by the Trust distributing Notes, or such other series of promissory notes of the Corporation ("**Other Notes**") as the Corporation may issue to the Trust in payment of the Notes or for such other consideration and having such commercially reasonable terms and conditions as the board of directors of the Corporation may prescribe; (ii) by the Trust issuing notes ("**Redemption Notes**") having such commercially reasonable terms as the Trust may prescribe; or (iii) by any combination of Notes, Other Notes and Redemption Notes, having an aggregate principal amount equal to the Market Redemption Price of the Trust Units tendered for redemption and not paid in cash, such payments to be made no later than the last day of the calendar month following the month in which the Trust Units are tendered for redemption.

If at the time Trust Units are tendered for redemption by a Trust Unitholder, the outstanding Trust Units are not listed for trading on the Toronto Stock Exchange or the TSX Venture Exchange, and are not traded or quoted on any other stock exchange or market which the board of directors of Fairborne Energy considers, in its sole discretion, provides representative fair market value price for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption, then such Trust Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "**Appraised Redemption Price**") equal to 95% of the fair market value thereof as determined by Fairborne Energy as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable in respect of Trust Units

tendered for redemption in any calendar month shall be paid on the last day of the third calendar month following the month which the Trust Units were tendered for redemption by, at the option of the Trust: (i) a cash payment; or (ii) distribution of Notes or Other Notes and/or Redemption Notes, as described above.

It is anticipated that this redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Notes, Other Notes or Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes, Other Notes or Redemption Notes. In addition, Notes, Other Notes or Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Purchase for Cancellation

The Trust may from time to time purchase for cancellation some or all of the Trust Units (or other securities of the Trust which may be issued and outstanding from time to time) in the market or upon any recognized stock exchange on which such Trust Units are traded or pursuant to tenders received by the Trust upon request for tenders addressed to all holders of record of Trust Units, provided, in each case, that the Trustee has determined that such purchases are in the best interests of the Trust.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. The Trust Indenture provides that, except as permitted under the Tax Act, the Trust shall endeavour to satisfy the requirements of the Tax Act that the Trust at all times continue to qualify as a "unit trust" and a "mutual fund trust". The Trust Indenture further provides that the Trust, by or through Fairborne Energy on the Trust's behalf may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust, and ownership of the Trust Units. If at any time the Trust or Fairborne Energy becomes aware that the activities of the Trust, and/or ownership of the Trust Units by non-residents may threaten the status of the Trust under the Tax Act, as a "unit trust" or a "mutual fund trust" the Trust, by or through the Fairborne Energy on the Trust's behalf, is authorized to take such actions may be necessary in the opinion of the Fairborne Energy to maintain that status of the Trust as a "unit trust" and a "mutual fund trust", without limitation, the imposition of restrictions on the issuance by the Trust of Trust Units or the transfer by any Unitholder of Trust Units to a non-resident and/or require the sale of Trust Units by non-resident Unitholders on a basis determined by Fairborne Energy and/or suspend distribution and/or other rights in respect of Trust Units held by Non-Resident Unitholders transferred contrary to the foregoing provisions or not sold in accordance with the requirements thereof.

In determining residency of a Unitholder (or the beneficial owner thereof), the board of directors of Fairborne Energy and the Trustee are entitled to rely on information provided by Unitholders requested and received by Fairborne Energy on behalf of the Trust, or such other information, including without limitation, information provided by the transfer agent, the Canadian Depository for Securities Limited, the Depository Trust Company and ADP Investor Communications Corporation, or their respective successors, and the security register of the Trust and such other information as the board of directors of Fairborne Energy considers appropriate. Each of the Trustee and the Corporation shall not be liable for any violation of any non-resident ownership restriction which may occur during the term of the Trust nor shall liability accrue to the Trust or the Trustee if the Trust Units of Non-Residents are sold or repurchased at a loss to any such Unitholders.

Declarations as to Beneficial Ownership and Registration System

Fairborne Energy, or the transfer agent if the Corporation shall so direct, may require any Unitholder to provide a declaration in prescribed form as to the beneficial ownership of Trust Units registered in such Unitholder's name and as to the jurisdiction where such beneficial owners are resident and may, in connection with the transfer of any Trust Unit, also require a declaration of beneficial ownership of the transferee of the Trust Units to be transferred and may require provision of such a declaration to be a condition precedent to the transfer of any Trust Unit.

In addition to the foregoing provisions, the transfer agent, by or through Fairborne Energy, may, if determined appropriate by Fairborne Energy, establish operating procedures for, and maintain, a reservation system

which may limit the number of Trust Units that Non-Residents may hold, limits the transfer of the legal or beneficial interest in any Trust Units to Non-Residents unless selected through a process determined appropriate by Fairborne Energy, which may either be a random selection process or a selection process based on the first to register, or such other basis as determined by Fairborne Energy. The operating procedures relating to such reservation system shall be determined by Fairborne Energy and, prior to implementation, the Trust shall publicly announce the implementation of the same. Such operating procedures may, among other things, provide that any transfer of a legal or beneficial interest in any Trust Units contrary to the provisions of such reservation system may not be recognized by the Trust.

Meetings of Trust Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture where required, the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of Fairborne Energy and the appointment of the auditors of the Trust.

Special Meetings of Unitholders may be convened at any time and for any purpose by the Trustee and must be convened, except in certain circumstances, if requisitioned in writing by the holders of not less than 20 percent of the Trust Units then outstanding. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Trust Unitholder. Two or more persons present in person or represented by proxy and representing in the aggregate not less than 5% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings. For the purposes of determining such quorum, the holders of any issued Special Voting Units who are present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Units in respect of which such holders have a direction to vote.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Trust Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights attached to Shares of Fairborne Energy

The Trust Indenture prohibits the Trustee from voting the shares of Fairborne Energy with respect to: (i) the election of directors of Fairborne Energy; (ii) the appointment of auditors of Fairborne Energy; or (iii) the approval of Fairborne Energy's financial statements, except in accordance with an ordinary resolution adopted at an annual or other meeting of Unitholders. The Trustee, is also not permitted to vote, or cause to be voted, the shares of Fairborne Energy to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of Fairborne Energy, except in conjunction with an internal reorganization of the direct or indirect assets of Fairborne Energy as a result of which either Fairborne Energy or the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization and except pursuant to an assignment, conveyance, charge, mortgage, hypothecation, pledge and/or grant of a security interest;

(b) any statutory amalgamation of Fairborne Energy with any other corporation or any amalgamation, merger or other transaction, as the case may be, of Fairborne Energy with any other entity, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving Fairborne Energy, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of Fairborne Energy to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of Fairborne Energy to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of Fairborne Energy's shares in a manner which may be prejudicial to the Trust other than the creation of a class or series or additional classes or series of Exchangeable Shares;

without the approval of the Unitholders by special resolution (66 2/3% approval) at a meeting of Unitholders called for that purpose.

Take-Over Bids

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, within the time provided in the take-over bid or within 120 days from the date the take-over bid is made (whichever shorter), the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror upon compliance with the provisions relating thereto as provided in the Trust Indenture.

The Trustee

Computershare Trust Company of Canada is the initial trustee of the Trust. The Trustee is responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustee shall exercise its powers and carry out its functions thereunder as trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the third annual meeting of Unitholders. The Unitholders shall, at the third annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional three year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders three years following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Special Resolution of the Unitholders. Such resignation or removal becomes effective upon the acceptance or appointment of a successor trustee.

The Trust Indenture provides that the Trustee shall be under no liability for any action or failure to act unless such liabilities arise out of the gross negligence, willful misconduct or fraud of the Trustee or any of its directors, officers, employees, shareholders or agents. The Trustee, where it has met its standard of care, shall be indemnified out of our assets for any liability, damages, costs or expenses imposed upon the Trustee in consequence of its performance of its duties but shall have no additional recourse against Unitholders. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Termination of the Trust

The Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20 percent of the outstanding Trust Units (including Special Voting Units); (b) a quorum of holders of not less than 50 percent of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by special resolution of Trust Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the special resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their pro rata share.

Reporting to Trust Unitholders

The financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. Our audited financial statements, together with the report of such chartered accountants, will be mailed by the Trustee to Unitholders and our unaudited interim financial statements will be made available to Unitholders within the periods prescribed by securities legislation. Our year end is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

SHARE CAPITAL OF FAIRBORNE ENERGY

Fairborne Energy is authorized to issue an unlimited number of common shares and an unlimited number of exchangeable shares issuable in series, of which an unlimited number of Exchangeable Shares are authorized. The Trust is the sole holder of the issued and outstanding common shares of Fairborne Energy and is also the sole holder of the Notes.

Common Shares

Each common share of Fairborne Energy entitles its holder to receive notice of and to attend all meetings of the shareholders of Fairborne Energy and to one vote at such meetings. The holders of common shares will be, at the discretion of the board of directors of Fairborne Energy and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares and any other shares of Fairborne Energy ranking in priority to the common shares in respect of payment of dividends, entitled to receive any dividends declared by the board of directors on the common shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the common shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of common shares will be entitled to share equally in any distribution of the assets of Fairborne Energy upon the liquidation, dissolution, bankruptcy or winding-up of Fairborne Energy or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the common shares.

Exchangeable Shares

As at December 31, 2006 there were 4,622,016 Exchangeable Shares issued and outstanding which were exchangeable for an aggregate of 5,351,047 Trust Units. The following is a summary description of the material provisions of the Exchangeable Shares and the related ancillary and indirect rights of holders of Exchangeable Shares under the terms of the Voting and Exchange Trust Agreement and the Support Agreement. This summary is qualified in its entirety by reference to the full text of: (i) the Exchangeable Share Provisions; (ii) the Support Agreement; and (iii) the Voting and Exchange Trust Agreement, copies of which provisions and agreements are filed on SEDAR at www.sedar.com.

Each Exchangeable Share is intended to have, to the extent possible, economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Units granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units into which they are exchangeable from time to time. In addition, holders of Exchangeable Shares have the right to receive Trust Units at any time in exchange for their Exchangeable Shares on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded to the nearest whole number of Trust Units. Holders of Exchangeable Shares do not receive cash distributions from the Trust or Fairborne Energy in respect of distributions on Trust Units. As at December 31, 2006, the Exchange Ratio was 1:1.15773. On each Distribution Payment Date, the Exchange Ratio increases, on a cumulative basis, in respect of the Distribution on such date by an amount which assumes the reinvestment of such Distribution in Trust Units at the then prevailing Current Market Price of a Trust Unit. The Exchange Ratio will be decreased in respect of any dividends paid on the Exchangeable Shares by an amount of such dividend by the then-prevailing Current Market Price of a Trust Unit.

Ranking

The Exchangeable Shares rank rateably with shares of any other series of exchangeable shares of Fairborne Energy and are entitled to a preference over the common shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Fairborne Energy, whether voluntary or involuntary, or any other distribution of the assets of Fairborne Energy among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking Fairborne Energy shall not be restricted in any way from repaying indebtedness of Fairborne Energy to the Trust from time to time.

Dividends

The holders of Exchangeable Shares are entitled, in priority to the common shares and any class of shares of Fairborne Energy ranking junior to the Exchangeable Shares with respect to the payment of dividends, to the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such shares.

Certain Restrictions

Fairborne Energy will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "*Amendment and Approval*":

(a) pay any dividend on the common shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of Fairborne Energy ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than shares of Fairborne Energy which rank superior to the Exchangeable Shares in dividends or liquidation distribution of the holders of Exchangeable Shares.

The above restrictions in (a), (b) and (c) shall not apply if all declared dividends on the outstanding Exchangeable Shares have been paid in full.

Liquidation or Insolvency of Fairborne Energy

In the event of the liquidation, dissolution or winding-up of Fairborne Energy or any other distribution of the assets of Fairborne Energy among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled to receive from Fairborne Energy, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the effective date of such event.

Upon the occurrence of such an event, the Trust and Fairborne ExchangeCo will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to such event and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or Fairborne ExchangeCo, as applicable. This right may be exercised by either the Trust or Fairborne ExchangeCo.

Upon the occurrence of an Insolvency Event, or if the Trust and Fairborne ExchangeCo are entitled to exercise any Call Right, but elect not to exercise such Call Right, the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or Fairborne ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that

number of Trust Units equal to the Exchange Ratio on the last business day prior to closing of such purchase and sale.

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust liquidation event, as described below, the Trust or Fairborne ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares on the fifth business day prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio as at the sixth business day prior to the Trust liquidation event. "Trust liquidation event" means:

- any determination by the board of directors of Fairborne Energy to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

- the earlier of: (i) the Trust receiving notice of; and (ii) the Trust or Fairborne Energy otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to applicable law and to the Retraction Call Right of the Trust and Fairborne ExchangeCo described and defined below, a holder of Exchangeable Shares will be entitled at any time to require Fairborne Energy to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "**Retraction Price**") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to the date of redemption (the "**Retraction Date**"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting and surrendering to Fairborne Energy at the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request, and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be three business days after the date on which Fairborne Energy or the transfer agent receives the retraction notice. Unless otherwise requested by the holder and agreed to by Fairborne Energy, the Retraction Date will not occur on such third business day if such day would occur between any Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date. In this case, the Retraction Date will instead occur on such Distribution Payment Date. The reason for this is to ensure that the Exchange Ratio used in connection with such redemption is increased to account for the Distribution.

When a holder requests Fairborne Energy to redeem the Exchangeable Shares, the Trust and Fairborne ExchangeCo will have an overriding right (the "**Retraction Call Right**") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested Fairborne Energy to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, Fairborne Energy will immediately notify the Trust and Fairborne ExchangeCo. The Trust or Fairborne ExchangeCo must then advise Fairborne Energy by 4:30 p.m. (Calgary time) of that day as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or Fairborne ExchangeCo nor be redeemed by Fairborne Energy. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested Fairborne Energy to redeem will on the Retraction Date be purchased by the Trust or Fairborne ExchangeCo or redeemed by Fairborne Energy, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "**Optional**

Exchange Right") to require the Trust or Fairborne ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor Fairborne ExchangeCo have exercised the Retraction Call Right.

The Retraction Call Right may be exercised by either the Trust or Fairborne ExchangeCo. If, as a result of solvency provisions of applicable law, Fairborne Energy is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Fairborne Energy will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Fairborne Energy as a result will be deemed to have required the Trust or Fairborne ExchangeCo to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right.

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and Fairborne ExchangeCo, Fairborne Energy:

(a) shall, on June 1, 2016, subject to extension of such date by the board of directors of Fairborne Energy (the "**Automatic Redemption Date**"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last business day prior to that Redemption Date (as that term is defined below) (the "**Redemption Price**");

(b) may, at any time (the "**Optional Redemption Date**"), redeem all but not less than all outstanding Exchangeable Shares for the Redemption Price; and

(c) may, on any date that is within the first 90 days of any calendar year (the "**Annual Redemption Date**"), redeem up to that number of Exchangeable Shares equal to 40 percent of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price;

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by Fairborne Energy delivering or causing to be delivered, at the election of Fairborne Energy, either that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price.

Fairborne Energy will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by Fairborne Energy.

The Trust and Fairborne ExchangeCo will have the right (the "**Redemption Call Right**"), notwithstanding a proposed redemption of the Exchangeable Shares by Fairborne Energy on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or Fairborne ExchangeCo, as applicable. If either the Trust or Fairborne ExchangeCo exercises the Redemption Call Right, then Fairborne Energy's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or Fairborne ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of Fairborne Energy or to vote at any such meeting. In accordance with the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Unit to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders (other than the Trust and Fairborne ExchangeCo) of the Exchangeable Shares. The Special Voting Unit carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled

to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares held by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10 percent of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting by the Chairman of such meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Non-Resident Holders

Notwithstanding anything contained in the Exchangeable Shares, the obligation of Fairborne Energy, the Trust or Fairborne ExchangeCo to pay the retraction price, redemption price, a purchase price or amount payable on liquidation other than in circumstances where such amount is paid in cash, in respect of Exchangeable Shares held by a person whom the transfer agent for the Trust Units believes is located in the United States or resident of any foreign country, or is a partnership (other than a "Canadian partnership" within the meaning of the Tax Act), shall be satisfied by delivering the Trust Units which would have been received by the affected holder to the transfer agent who shall sell such Trust Units on the stock exchange on which the Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

Actions by us under the Support Agreement and the Voting and Exchange Trust Agreement

Under the Exchangeable Share Provisions, Fairborne Energy has agreed to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and Fairborne ExchangeCo with its obligations under, the Support Agreement and the Voting and Exchange Trust Agreement.

Support Agreement and Voting and Exchange Trust Agreement

The Support Agreement and the Voting and Exchange Trust Agreement have been filed on SEDAR at www.sedar.com.

BORROWINGS

Senior Credit Facilities

At December 31, 2006 the Trust had a $165 million extendable revolving term credit facility and a $15 million demand operating credit facility for a total available facility of $180 million. The extendable revolving term facility is available on a revolving basis until May 31, 2007, at which time it may be extended at the lenders' option. If the revolving period is not extended, the undrawn portion of the facility will be cancelled and the amount outstanding will convert to a 365 day non-revolving term facility. The amounts outstanding under the non-revolving term facility are required to be repaid at the end of the term facility being May 31, 2008. Interest payable on amounts drawn under the facilities is at the prevailing bankers' acceptance rates plus stamping fees, lenders' prime rate or LIBOR rates plus applicable margins, depending on the form of borrowing by the Trust. The margins and

stamping fees vary from 0% to 1.5% depending on financial statement ratios and the form of borrowing. The credit facilities are secured by a general security agreement and a first ranking floating charge on the assets of the Trust and by a guarantee and subordination provided by Fairborne Energy and all related partnerships and subsidiaries in respect of our obligations. The facility is subject to a semi-annual valuation of the Trust's petroleum and natural gas assets.

Pursuant to the credit facilities and a subordination agreement related thereto, any present and future indebtedness of Fairborne Energy, or any of its subsidiaries, to the Trust, including under the Notes, is made subordinate to the repayment of amounts owing under our credit facilities. Further, under our credit facilities and the subordination agreement, we are restricted from making distributions when: (i) a default or event of default under our credit facilities has occurred and is continuing; and (ii) outstanding loans under our credit facilities exceeded the borrowing base set by our lenders thereunder until such time as such outstanding loans are reduced below the borrowing base.

The terms of our credit facilities and the subordination agreement ensure our lenders have priority over our Unitholders with respect to the assets and income of the Trust and its subsidiaries. Amounts due and owing to our lenders under our credit facilities must be paid before any distribution can be made to Unitholders. This could result in an interruption of distributions to our Unitholders. See "*Risk Factors – Debt Service*".

As at March 1, 2007, a total of $111.8 million was outstanding under our credit facilities, including cash balances to be applied.

Convertible Unsecured Subordinated Debentures

On October 31, 2006 the Trust completed a public offering of Debentures by way of short form prospectus for aggregate gross proceeds of $100 million. The Debentures have a face value of $1,000 per Debenture and have a maturity date of December 31, 2011 (the "**Maturity Date**"). The Debentures are redeemable by the Trust at a price of $1,050 per Debenture after December 31, 2009 and on or before December 31, 2010, and at a price of $1,025 per Debenture after December 31, 2010 and before the Maturity Date, in each case, plus accrued and unpaid interest thereon. Each Debenture is convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $13.50 per Trust Unit, subject to adjustment upon the occurrence of certain events as described in the Debenture Indenture.

The following table summarizes certain terms of the Debentures including the principal amount outstanding as of March 15, 2007:

Maturity Date	Interest Rate at Date of Issue	Principal Amount Outstanding	Conversion Price per Trust Unit	Number of Trust Units Reserved
December 31, 2011	6.50%	$100,000,000	$13.50	7,407,407

For a complete description of the terms of the Debentures, a copy of the Debenture Indenture has been filed on www.sedar.com under the Trust's SEDAR profile.

NOTES

The following summary of the material attributes and characteristics of the Notes does not purport to be complete and is qualified in its entirety by reference to the provisions of the Note Indenture and the Notes. A copy of the Note Indenture is filed on SEDAR at www.sedar.com.

Terms and Issue of Notes

The Notes are unsecured, payable on demand and bear interest at rates ranging from 11.2% to 12.9% per annum.

Unless the Notes are called, Fairborne Energy is not required to make any payment in respect of principal until December 31, 2035, subject to extension in the limited circumstances provided in the Note Indentures.

Fairborne Energy may prepay all or any portion of the Notes and in that case Fairborne Energy shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. However, the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of Fairborne Energy under the Notes (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) are expressly subordinated, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt outstanding or incurred; except that Fairborne Energy is not precluded from paying principal and regularly scheduled interest on the Notes as long as at the relevant interest payment date and immediately after the making of such payment no Senior Debt Default has occurred and is continuing.

For these purposes, "Senior Debt" means (a) all indebtedness, obligations and liabilities of Fairborne Energy in respect of Borrowed Money (as defined in the Note Indenture or the Notes, as the case may be) excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of Fairborne Energy other than indebtedness obligations and liabilities to the holders of Notes; and "Senior Debt Default" means and includes: (i) any event of default under any Senior Debt; and (ii) any demand for repayment of any Senior Debt which is due and payable on demand.

In contemplation of the possibility that Notes may be distributed to Trust Unitholders upon the redemption of their Trust Units, the Note Indenture provides that if persons other than the Trust (the "**Non-Fund Holders**") own Notes having an aggregate principal amount in excess of $1,000,000, either the Trust or the Non-Fund Holders shall be entitled, among other things, to require the Note Trustee to exercise the powers and remedies available under the Note Indenture upon an event of default and, with the Trust, the Non-Fund Holders may provide consents, waivers or directions relating generally to the variance of the Note Indenture and the rights of noteholders. The Note Indenture allows the Trust flexibility to delay payments of interest or principal otherwise due to it while payment is made to other noteholders, and to allow other noteholders to be paid out before the Trust. Any delayed payments will be due 5 days after demand.

Principal and interest on the Notes will be payable in lawful money of Canada directly to the holders of Notes at their address set forth in the register of holders of Notes. The Trust is currently the holder of all of the issued and outstanding Notes.

Events of Default

The Note Indenture provides that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if Fairborne Energy has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness of more than $250 million and Fairborne Energy has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of the Note Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Note Trustee to Fairborne Energy specifying such default and requiring Fairborne Energy to rectify the same; (vi) Fairborne Energy ceasing to carry on its business other than as contemplated in this Information Circular; and (vii) material default by Fairborne Energy under material agreements if property having a fair market value in excess of $125 million is liable to forfeiture or termination.

CORPORATE GOVERNANCE

General

In general, Fairborne Energy has been delegated substantially all of our management decisions. Unitholders are entitled to elect the board of directors of Fairborne Energy pursuant to the terms of the Trust Indenture.

Additional information in respect of corporate governance matters is contained in our information circular and proxy statement dated March 16, 2006 which has been filed on SEDAR at www.sedar.com and will be contained in our information circular and proxy statement to be filed in connection with our 2007 annual meeting of Unitholders.

Trust Indenture

Pursuant to the Trust Indenture, Unitholders are entitled to direct the manner in which we will vote our Common Shares in Fairborne Energy at all meetings in respect of matters relating to the election of the directors of Fairborne Energy, approving its financial statements and appointing auditors of Fairborne Energy who shall be the same as our auditors. Prior to us voting our Common Shares in Fairborne Energy, in respect of such matters, each Unitholder is entitled to vote in respect of the matter on the basis of one vote per Trust Unit held, and we are required to vote our Common Shares in Fairborne Energy in accordance with the result of the vote of Unitholders.

Decision Making

Fairborne Energy and the Trust have entered into the Administration Agreement pursuant to which the board of directors of Fairborne Energy is delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to Fairborne Energy responsibility for any and all matters relating to the following: (i) an offering; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters related to banking activities of the Trust; (vi) all actions necessary in connection with or in relation to matters related to non-resident holders of Trust Units; (vii) assisting in negotiating the terms of any financing required by the Trust or in connection with the assets of the Trust; (viii) calling and holding annual and/or special meetings of Unitholders including preparing all materials (including notices of meetings and information circulars) in respect thereof; (ix) determining, from time to time, the amount available for distribution to Unitholders and arranging for distribution to Unitholders of such amount; (x) all matters relating to the redemption of Trust Units; (xi) all matters concerning the entering into, the terms of, and the amendment of, from time to time, a distribution reinvestment plan; (xii) all matters relating to the voting rights on any investments in the assets of the trust or any subsequent investments; and (xiii) certain matters relating to the specific powers and authorities as set forth in the Trust Indenture.

In addition, pursuant to the Trust Indenture, the board of directors of Fairborne Energy shall exercise all rights, powers, responsibilities and privileges of the Trustee in relation to the maximization of Unitholder value in the context response to an offer for Trust Units or for all or substantially all of the property and assets of the Trust or Fairborne Energy or any subsidiary of Fairborne Energy or the Trust including entering into any Unitholder rights protection plan either prior to or during the course of any offer, any defensive action in the course of any offer, the preparation of any directors' circular in response to an offer and consideration on behalf of Unitholders and a recommendation to Unitholders in respect of any offer and any regulatory or court action in respect thereof.

Directors and Officers of Fairborne Energy

The following table sets forth the names, municipalities of residence, positions held and principal occupations for the prior five years, of each of the directors and officers of Fairborne Energy:

Name and Municipality of Residence	Position with Fairborne Energy	Date First Elected or Appointed as Director	Principal Occupation
Richard A. Walls Calgary, Alberta	Chairman and a Director	January 9, 2002	President and Chief Executive Officer of Fairquest Energy Limited since May, 2005; President and Chief Executive Officer of Fairborne Energy from May 2002 to May 2005; special advisor to Duke Energy Field Services Canada Ltd. ("**Duke Energy**") from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream

Name and Municipality of Residence	Position with Fairborne Energy	Date First Elected or Appointed as Director	Principal Occupation
			Services Ltd. ("**CMSL**") (a private oil and natural gas midstream company); prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. ("**Pan East**") (a public oil and natural gas company).
Steven R. VanSickle Calgary, Alberta	President and Chief Executive Officer and a Director	May 30, 2005	President and Chief Executive Officer of Fairborne Energy since May, 2005; prior thereto, Senior Vice-President, Exploration of Fairborne Energy from May 2002 to May 2005; prior thereto, Vice-President, Business Development of Duke Energy from May 2001 to May 2002; prior thereto, Vice-President, Business Development of CMSL from April 1999 to May 2001; and prior thereto, Manager, Business Development of PanEast from January 1998 to November 1998.
Michael E.J. Phelps(1)(3)(4) Vancouver, B.C.	Lead Independent Director	July 19, 2002	Chairman, Dornoch Capital Inc. (a private investment company); prior thereto, Chairman and Chief Executive Officer of Westcoast Energy Inc. until its merger with Duke Energy in 2002; from 2003 to 2005, Chair of the "Wise Persons Committee" – a Committee formed to review the structure of Securities Regulation in Canada.
Johannes J. Nieuwenburg(2)(3)(4) Calgary, Alberta	Director	May 30, 2005	Private businessman since 2001; prior thereto, President and Chief Executive Officer of Petromet Resources Limited from May, 1998 to May, 2001 and Executive Vice President and Chief Operating Officer thereof from March, 1998; prior thereto, Vice President, Asset Management of Norcen Energy Resources Limited from March, 1997 to March, 1998; prior thereto, held various positions with Amoco Energy Group, North America from May, 1980 to March, 1997, with the last position being General Management, Business Development.
Rodney D. Wimer(1)(2)(3) Bend, Oregon	Director	May 31, 2002	President, Mazama Capital Partners (a private investment firm) since January 2002; prior thereto, from March 2001 to January 2002, President, Commercial Power Division of Dynegy, Inc. and from January 1997 to March 2001, President and Chief Executive Officer of Dynegy Canada Inc.
Robert B. Hodgins(1)(2)(4) Calgary, Alberta	Director	May 30, 2005	Robert B. Hodgins is a private investor and a corporate director; from 2002 to 2004, Chief Financial Officer of Pengrowth Energy Trust.; prior thereto from 1998 to 2002, Vice President and Treasurer of Canadian Pacific Limited; prior thereto, Chief Financial Officer of TransCanada Pipelines Limited from 1993 to 1998 and held various other senior positions at TransCanada commencing in 1981. Mr. Hodgins is a director of Altagas General Partner Inc., Enerflex Systems Ltd., MGM Energy Corp. and Shiningbank Energy Ltd.
David L. Summers Calgary, Alberta	Chief Operating Officer	N/A	Chief Operating Officer of Fairborne Energy since May, 2005; prior thereto, Vice-President,

Name and Municipality of Residence	Position with Fairborne Energy	Date First Elected or Appointed as Director	Principal Occupation
			Operations and Chief Operating Officer of Fairborne Energy from May 2002 to May 2005; prior thereto, Senior Vice-President of Commercial and Operations of Duke Energy from May 2001 until May 2002; prior thereto, Vice-President, Operations and Chief Operating Officer of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Operations of PanEast from October 1997 to November 1998 and Chief Operating Officer of PanEast from June 1998 to November 1998.
Aaron G. Grandberg Calgary, Alberta	Vice-President and Chief Financial Officer	N/A	Vice President, Finance and Chief Financial Officer of Fairborne Energy since June 2005; prior thereto, Controller of NAL Oil & Gas Trust since December 1999; prior thereto, Manager of Financial Reporting for NAL Oil & Gas Trust; prior thereto, Mr. Grandberg was employed for five years with a national accounting firm. Mr. Grandberg holds a Bachelor of Commerce from the University of Saskatchewan and received his Chartered Accountant designation in 1997.
James E. Young Calgary, Alberta	Vice-President, Exploration	N/A	Vice-President, Exploration of Fairborne Energy since July 2003; prior thereto, Vice-President Exploration of Pivotal from January 2003 and prior thereto, Vice-President Exploration of Cigar Oil & Gas Ltd., a predecessor to Pivotal, from February 2001; prior thereto from October 2000, President and Chief Executive Officer of Winstar Resources Ltd. (a public oil and natural gas company); prior thereto from May 2000, President of Sunrunner Petroleum Corp. (a private oil and natural gas company); prior thereto from April 1999, Executive Vice President of Backer Petroleum Corp. (a public oil and natural gas company); and prior thereto from May 1994, Vice President Exploration and Director of Backer Petroleum Corp.
David E.T. Pyke Calgary, Alberta	Vice-President, Land	N/A	Vice-President, Land of Fairborne Energy since July 2003; prior thereto, Vice-President Land of Pivotal since January 2003 and prior thereto Vice-President, Land and Contracts of Cigar Oil & Gas Ltd., a predecessor of Pivotal from January 1999; prior thereto and from October 1998, businessman; prior thereto and from August 1997, Vice President Land and Contracts of Barrington Petroleum Ltd. (a public oil and natural gas company); prior thereto and from April 1996, Vice President Business Development of AEC Oil & Gas Ltd. (a public oil and natural gas company).
Gary M. Poirier Calgary, Alberta	Vice-President, Operations	N/A	Vice-President, Operations of Fairborne Energy since August 2004; prior thereto, Manager of Operations and Engineering of Fairborne Energy since May 2002; prior thereto and from August 2000, Operations Manager at Dominion Energy Canada Ltd.; prior thereto and from March 1997, Business Unit Manager for the Yellowhead and Eastern business units of Mobil Oil Canada.

Name and Municipality of Residence	Position with Fairborne Energy	Date First Elected or Appointed as Director	Principal Occupation
David S. Cymbalisty Calgary, Alberta	Vice-President, Engineering	N/A	Vice-President, Engineering of Fairborne Energy since August, 2004; prior thereto Manager of Drilling and Completions of Fairborne Energy since October 2003; prior thereto and since August 2002, Vice-President, Engineering and Chief Environmental Safety Officer of Pivotal; prior thereto and since September 2001, President of Pan Ridge Oil Corp., a private oil and gas company; prior thereto and since December 1998, Vice-President, Operations at Ionic Energy Inc.
Shaun E. Alspach Calgary, Alberta	Vice-President, Business Development	N/A	Vice-President, Business Development of Fairborne Energy since February 2005; prior thereto, co-founder and Vice-President of Enermarket Solutions Ltd since October 2000; prior thereto and since September 1999, Staff Geologist with Canadian Natural Resources Ltd.
F. Tom Park Calgary, Alberta	Vice-President, Marketing	N/A	Vice-President, Marketing of Fairborne Energy since March 2005; prior thereto Director, Producer Origination & Financial Products of BP Canada Energy Company since March 2001; prior thereto and since December 1998, Supervisor, Gas Supply & Operations, Berkley Petroleum Corp.
Jacqueline M. Cugnet Calgary, Alberta	Vice-President, Finance	N/A	Vice-President, Finance of Fairborne Energy since March 2007; prior thereto Manager of Taxation and Special Projects of Fairborne Energy since September 2004; prior thereto Vice-President, Finance and Chief Financial Officer of Questerre Energy Corp., since August 2003; prior thereto and since June 2002, Vice-President, Finance and Chief Financial Officer of Pivotal; prior thereto and since January 2000 Financial consultant; prior thereto and since August 1994, Controller, Summit Resources Ltd.
C. Steven Cohen Calgary, Alberta	Secretary	N/A	Partner with Burnet, Duckworth & Palmer LLP (barristers and solicitors)

Notes:

(1) Member of Audit Committee
(2) Member of Reserves Committee.
(3) Member of Compensation Committee.
(4) Member of Corporate Governance and Joint Operations Committee.

As at March 19, 2007, the directors and officers of Fairborne Energy, as a group, beneficially owned, directly or indirectly, or exercise control or direction over 3,685,177 Trust Units, representing approximately 7.7% of the issued and outstanding Trust Units, and 2,124,670 Exchangeable Shares, representing approximately 46.7% of the issued and outstanding Exchangeable Shares, resulting in an approximate total average ownership of 11.8% based upon an exchange ratio of 1:1.22101 as at March 15, 2007.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of our executive officers and directors, none of our proposed directors are, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity: (a) was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than thirty consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade

or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than thirty consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of such persons has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets within the last ten years. No proposed director of Fairborne Energy has been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by securities regulatory authority or has entered into a settlement agreement with the securities regulatory authority or been the subject of any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Fairborne Energy will be subject to in connection with the operations of the Trust. In particular, certain of the directors and officers of Fairborne Energy are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with us or with entities which may, from time to time, provide financing to, or make equity investments in, our competitors. In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with us are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate and Terms of Reference

The Mandate of the Audit Committee of the board of directors of Fairborne Energy is attached hereto as Schedule "C".

Composition of the Audit Committee

The following table sets forth the names of each current member of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member:

Name and municipality of residence	Independent	Financially literate	Relevant education and experience
Robert B. Hodgins Calgary, Alberta	Yes	Yes	Mr. Hodgins is a Chartered Accountant (Ontario and Alberta) and holds a Bachelor of Arts in Business from the Richard Ivey School of Business. Mr. Hodgins recently retired from an executive role following a career that spanned more than 25 years with several senior Canadian corporations and is an investor and a corporate director. Most recently, from 2002 to 2004, he served as the Chief Financial Officer of Pengrowth Energy Trust. Beginning in April 1998 until October 2001, he was Vice President and Treasurer of Canadian Pacific Limited. Prior to that he was the Chief Financial Officer of TransCanada Pipelines Limited from 1993 to 1998 and held various other senior positions at TransCanada commencing in 1981. Mr. Hodgins is also a director of Enerflex Systems Ltd., Shiningbank Energy Ltd., MGM Energy Corp as well as Altagas General Partner Inc.
Michael E.J. Phelps Vancouver, BC	Yes	Yes	Mr. Phelps is Chairman of Dornoch Capital Inc., a private investment company. In 2003, the federal government appointed Mr. Phelps as Chairman of The Wise Persons' Committee, a panel developed to review Canada's system of securities regulation. From January 1988 to 2002, he served as President and Chief Executive Officer, and

Name and municipality of residence	Independent	Financially literate	Relevant education and experience
			subsequently as Chairman and Chief Executive Officer of Westcoast Energy Inc. Mr. Phelps sits on the Board of Directors of several public companies including: Spectra Energy Corporation, Canadian Pacific Railway Company and Canfor Corporation.
Rodney D. Wimer Bend, Oregon	Yes	Yes	Mr. Wimer is a graduate of the Stanford University Executive Program. Mr. Wimer is the Managing Director of Mazama Capital Partners (a private investment firm). Mr. Wimer serves as a director of EPCOR Power LP and is a general and limited partner and director of Fulcrum Power Services LP and a limted partner in Nesika Energy LLC and National BioFuels LP.

Pre-Approval of Policies and Procedures

The Trust has adopted the following policies and procedures with respect to the pre-approval of audit and permitted non-audit services to be provided by KPMG LLP: The audit committee approves a schedule which summarizes the services to be provided that the audit committee believes to be typical, recurring or otherwise likely to be provided by KPMG LLP. The schedule generally covers the period between the adoption of the schedule and the end of the year, but at the option of the audit committee, may cover a shorter or longer period. The list of services is sufficiently detailed as to the particular services to be provided to ensure that (i) the audit committee knows precisely what services it is being asked to pre-approve and (ii) it is not necessary for any member of the Trust's management to make a judgment as to whether a proposed service fits within the pre-approved services. Services that arise that were not contemplated in the schedule must be pre-approved by the audit committee chairman or a delegate of the audit committee. The full audit committee is informed of the services at its next meeting.

The Trust has not approved any non-audit services on the basis of the de minimis exemptions. All non-audit services are pre-approved by the Audit Committee in accordance with the pre-approval policy referenced herein.

External Auditor Service Fees

Audit Fees

The aggregate fees billed by our external auditor in each of the last two fiscal years for audit services were $162,500 in 2006 and $137,500 in 2005.

Audit – Related Fees

The aggregate fees billed in each of the last two fiscal years for assurance related services by our external auditor that are reasonably related to the performance of the audit or review of our financial statements that are not reported under "Audit Fees" above were $109,000 in 2006 and $189,807 in 2005. These services relate to securities filings including short form prospectuses, business acquisition reports and information circulars.

Tax Fees

The aggregate fees billed in each of the last two fiscal years for professional services rendered by our external auditor for tax compliance, tax advice and tax planning were $66,033 in 2006 and $53,150 in 2005.

All Other Fees

No other fees were billed in each of the last two fiscal years for products and services provided by our auditors other than services reported above.

DISTRIBUTIONS TO UNITHOLDERS

An objective of our distribution policy is to provide Unitholders with relatively stable and predictable monthly distributions. An additional objective is to retain a portion of cash flow to fund ongoing development and optimization projects designed to enhance the sustainability of our cash flow.

Although we strive to provide Unitholders with stable and predictable cash flows, the percentage of cash flow from operations paid to Unitholders each month may vary according to a number of factors, including, fluctuations in resource prices, exchange rates and production rates, reserves growth, the size of development drilling programs and the portion thereof funded from cash flow and our overall level of debt.

Since our formation, monthly cash distributions have been declared and paid in the following amounts:

For the Month Ended	Distributions per Unit	Payment Date
June 30, 2005	$0.11	July 15, 2005
July 31, 2005	$0.11	August 15, 2005
August 31, 2005	$0.11	September 15, 2005
September 30, 2005	$0.11	October 17, 2005
October 31, 2005	$0.11	November 15, 2005
November 30, 2005	$0.13	December 15, 2005
December 31, 2005	$0.13	January 16, 2005
January 31, 2006	$0.13	February 15, 2006
February 28, 2006	$0.13	March 15, 2006
March 31, 2006	$0.13	April 17, 2006
April 30, 2006	$0.13	May 15, 2006
May 31, 2006	$0.13	June 15, 2006
June 30, 2006	$0.13	July 17, 2006
July 31, 2006	$0.13	August 15, 2006
August 31, 2006	$0.13	September 15, 2006
September 30, 2006	$0.13	October 16, 2006
October 31, 2006	$0.13	November 15, 2006
November 30, 2006	$0.13	December 15, 2006
December 31, 2006	$0.13	January 15, 2007
January 31, 2007	$0.13	February 15, 2007
February 28, 2007	$0.13	March 15, 2007
Total	$2.63	

In certain circumstances, distributions may be restricted under our borrowing agreements (see "*Borrowings*").

Cash distributions paid to Unitholders in 2006 were 100% taxable as other income.

MARKET FOR SECURITIES

The Trust Units, the Exchangeable Shares and the Debentures are listed and traded on the TSX. The trading symbols for the Trust Units, the Exchangeable Shares and the Debentures are "FEL.UN", "FXL" and "FEL.DB", respectively.

Trading Price and Volume

The following sets forth trading information for our Trust Units as reported by the TSX for the periods indicated:

Period	High	Low	Volume
2006			
January	$17.19	$15.90	3,117,362
February	$16.58	$13.55	4,325,607
March	$15.75	$14.09	4,199,847
April	$17.00	$14.34	3,249,149
May	$15.70	$13.50	2,294,108
June	$14.44	$12.25	3,173,466
July	$15.30	$12.25	3,525,595
August	$15.75	$14.10	3,400,333
September	$14.95	$11.50	3,201,531
October	$13.74	$10.76	7,603,000
November	$11.40	$8.76	13,191,281
December	$10.57	$9.31	7,166,121
2007			
January	$10.51	$9.10	4,867,911
February	$10.37	$9.42	3,817,526
March (1-26)	$9.94	$8.51	7,399,565

The following sets forth trading information for the Exchangeable Shares as reported by the TSX for the periods indicated:

Period	High	Low	Volume
2006			
January	$16.90	$16.90	305,502
February	$16.70	$16.50	7,127
March	$ n/a	$ .n/a	0
April	$16.70	$16.70	100
May	$15.40	$14.56	2,993
June	$15.40	$13.61	50,669
July	$15.75	$13.75	6,685
August	$17.30	$15.61	19,827
September	$13.50	$13.50	786
October	$15.37	$10.57	38,237
November	$ n/a	$ .n/a	0
December	$ n/a	$ .n/a	0
2007			
January	$14.50	$12.00	5,787
February	$12.30	$11.90	2,300
March (1-26)	$11.50	$10.40	7,687

The following sets forth trading information for the Debentures since they began trading on the TSX:

Period	High	Low	Volume
2006			
October (31)	$1,010	$1,004	11,968
November..................	$980	$930	7,978
December	$965	$936	6,968
2007			
January	$967	$913	7,801
February	$980	$945	3,761
March (1-26)	$970	$910	9,452

Prior Sales

No securities of the Trust or its subsidiaries were sold during the most recently completed financial year other than the Debentures. See "*Borrowings – Convertible Unsecured Subordinated Debentures*".

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation, and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia, and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Fairborne in a manner materially different than they would affect other oil and gas trusts of similar size. All current legislation is a matter of public record and Fairborne is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, value of refined products, the supply/demand balance, and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "**NEB**"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than two years or for a term of two to 20 years (in quantities of not more than 30,000 m3/day), must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export licence from the NEB and the issuance of such licence requires the approval of the Governor in Council.

The governments of Alberta, British Columbia, and Saskatchewan also regulate the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements, and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and to market natural gas production. In addition, the pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

The North American Free Trade Agreement ("**NAFTA**") among the governments of Canada, United States of America, and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain voluntary measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements, provided, in the case of export price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector by 2010 and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection, and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur, and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery, and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are, from time to time, carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests, or net carried interests.

Occasionally the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays, and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to eliminate, amend or allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

The Canadian federal corporate income tax rate levied on taxable income is 22.1% effective January 1, 2007 for active business income including resource income. With the elimination of the corporate surtax effective January 1, 2008 and other rate reductions introduced in the 2006 Federal Budget, the federal corporate income tax rate will decrease to 19% in three steps: 20.5% on January 1, 2008, 20% on January 1, 2009 and 19% on January 1, 2010.

Alberta

In Alberta, companies are granted the right to explore, produce and develop petroleum and natural gas resources in exchange for royalties, bonus bid payments and rents. Currently, the amount of royalties that are payable is influenced by the oil production, density of the oil, and the vintage of the oil. Originally, the vintage classified oil in "new oil" and "old oil" depending on when the oil pools were discovered. If discovered prior to March 31, 1974 it is considered "old oil", if discovered after March 31, 1974 and before September 1, 1992, it is considered "new oil". The Alberta government introduced in 1992 a Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 1, 1992. The new oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 30%. The old oil royalty reserved to the Crown has a base rate of 10% and a rate cap of 35%.

The royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying intervals in eligible gas wells spudded or deepened to a depth below 2,500 metres is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997, and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

Regulations made pursuant to the Mines and Minerals Act (Alberta) provided various incentives for exploring and developing oil reserves in Alberta. However, the Alberta Government announced in August of 2006 that four royalty programs were to be amended, a new program was to be introduced and the Alberta Royalty Tax Credit Program ("**ARTC**") was to be eliminated, effective January 1, 2007. The programs affected by this announcement are: (i) Deep Gas Royalty Holiday; (ii) Low Productivity Well Royalty Reduction; (iii) Reactivated Well Royalty Exemption; and (iv) Horizontal Re-Entry Royalty Reduction. The program being introduced is the Innovative Energy Technologies Program (the "**IETP**") which is intended to promote the producers' investment in research, technology and innovation for the purposes of improving environmental performance while creating commercial value. The IETP provides royalty reductions which are presumed to reduce financial risk. Alberta Energy will be the one to decide which projects qualify and the level of support that will be provided. The deadline for the IETP's third round of applications is May 31, 2007.

On February 16, 2007, the Alberta Government announced that a review of the province's royalty and tax regime (including income tax and freehold mineral rights tax) pertaining to oil, gas and oil sands will be conducted by a panel of experts, with the assistance of individual Albertans and key stakeholders. The purpose of this process is to ensure that Albertans are receiving a fair share from energy development through royalties, taxes and fees. The issues to be reviewed during this examination process are: (i) undertaking a comparison of Alberta's royalty system to other oil and gas producing jurisdictions, taking into account investment economics and industry returns and risks in Alberta; (ii) whether Alberta's royalty system is sufficiently sensitive to market conditions; (iii) whether the current revenue minus cost system for oil sands royalties is optimal; (iv) which programs built into the existing royalty system should be retained or strengthened, and which should be adapted or eliminated; (v) how the tax treatment of the oil and gas sector compares to other sectors and jurisdictions; (vi) the economic and fiscal impacts of any possible changes to the royalty and corporate tax structures; and (vii) how existing resource development should be treated if changes are to be made to the fiscal regime. The review panel is to produce a final report that will be presented to the Minister of Finance by August, 31, 2007.

British Columbia

Producers of oil and natural gas in the Province of British Columbia are required to pay annual rental payments with respect to the Crown leases and royalties and freehold production taxes in respect of oil and gas produced from Crown and freehold lands. The amount payable as a royalty in respect of oil depends on the type of oil, the value of the oil, the quantity of oil produced in a month, and the vintage of the oil. Generally, the vintage of oil is based on the determination of whether the oil is produced from a pool discovered before October 31, 1975 (old oil), between October 31, 1975, and June 1, 1998 (new oil), or after June 1, 1998 (third-tier oil). The royalty rates are calculated in three stages, which take into account the vintage of the oil, if the oil produced has already been sold and any royalty exempt value applicable (exempt wells). Oil produced from newly discovered pools may be exempt from the payment of a royalty for the first 36 months of production or 11,450m3 produced, whichever comes first;

and the royalties for third-tier oil are the lowest reflecting the higher costs of exploration and extraction that the producers would incur. The royalty payable on natural gas is determined by a sliding scale based on a reference price, which is the greater of the price obtained by the producer, and a prescribed minimum price. However, when the reference price is below the select price (a parameter used in the royalty rate formula), the royalty rate is fixed. As an incentive for the production and marketing of natural gas, which may have been flared, natural gas produced in association with oil has a lower royalty then the royalty payable on non-conservation gas.

On May 30, 2003, the Ministry of Energy and Mines for the Province of British Columbia announced an Oil and Gas Development Strategy for the Heartlands ("**Strategy**"). The Strategy is a comprehensive program to address road infrastructure, targeted royalties and regulatory reduction, and British Columbia service sector opportunities. In addition, the Strategy will result in economic and employment opportunities for communities in British Columbia's heartlands.

Some of the financial incentives in the Strategy include:

- Royalty credits of up to $30 million annually towards the construction, upgrading, and maintenance of road infrastructure in support of resource exploration and development. Funding will be contingent upon an equal contribution from industry.

- Changes to provincial royalties: new royalty rates for low productivity natural gas to enhance marginally economic resources plays, royalty credits for deep gas exploration to locate new sources of natural gas, and royalty credits for summer drilling to expand the drilling season.

On February 27, 2007 the Government of British Columbia unveiled the Energy Plan outlining the Province's strategy towards the environment and which includes targeting for zero net greenhouse gas emissions, promoting new investments in innovation, and becoming the world's leader in sustainable environmental management. With regards to the oil and gas industry the objective is to achieve clean energy through conservation and energy efficient practices, whilst competitiveness is advocated in order to attract investment for the development of the oil and gas sector. Among the changes to be implemented are: (i) a new of Net Profit Royalty Program; (ii) the creation of a Petroleum Registry; (iii) the establishing of an infrastructure royalty program (combining roads and pipelines); (iv) the elimination of routine flaring at producing wells; (v) the creation of policies and measures for the reduction of emissions; (vi) the development of unconventional resources such as tight gas and coalbed gas; and (vii) new the Oil and Gas Technology Transfer Incentive Program that encourages the research, development and use of innovative technologies to increase recoveries from existing reserves and promotes responsible development of new oil and gas reserves.

Saskatchewan

In Saskatchewan, the amount payable as a royalty in respect of oil depends on the vintage of the oil, the type of oil, the quantity of oil produced in a month, and the value of the oil. For Crown royalty and freehold production tax purposes, crude oil is considered "heavy oil", "southwest designated oil", or "non-heavy oil other than southwest designated oil". The conventional royalty and production tax classifications ("**fourth tier oil**" introduced October 1, 2002, "third tier oil", "new oil", or "old oil") of oil production are applicable to each of the three crude oil types. The Crown royalty and freehold production tax structure for crude oil is price sensitive and varies between the base royalty rates of 5% for all "fourth tier oil" to 20% for "old oil". Marginal royalty rates are 30% for all "fourth tier oil" to 45% for "old oil".

The amount payable as a royalty in respect of natural gas is determined by a sliding scale based on a reference price (which is the greater of the amount obtained by the producer and a prescribed minimum price), the quantity produced in a given month, the type of natural gas, and the vintage of the natural gas. As an incentive for the production and marketing of natural gas which may have been flared, the royalty rate on natural gas produced in association with oil is less than on non-associated natural gas. The royalty and production tax classifications of gas production are "fourth tier gas" introduced October 1, 2002, "third tier gas", "new gas", and "old gas". The Crown royalty and freehold production tax for gas is price sensitive and varies between the base royalty rate of 5% for "fourth tier gas" and 20% for "old gas". The marginal royalty rates are between 30% for "fourth tier gas" and 45% for "old gas".

On October 1, 2002, the following changes were made to the royalty and tax regime in Saskatchewan:

- A new Crown royalty and freehold production tax regime applicable to associated natural gas (gas produced from oil wells) that is gathered for use or sale. The royalty/tax will be payable on associated natural gas produced from an oil well that exceeds approximately 65 thousand cubic metres in a month.

- A modified system of incentive volumes and maximum royalty/tax rates applicable to the initial production from oil wells and gas wells with a finished drilling date on or after October 1, 2002, was introduced. The incentive volumes are applicable to various well types and are subject to a maximum royalty rate of 2.5% and a freehold production tax rate of zero per cent.

- The elimination of the re entry and short section horizontal oil well royalty/tax categories. All horizontal oil wells with a finished drilling date on or after October 1, 2002, will receive the "fourth tier" royalty/ tax rates and new incentive volumes.

In 1975, the Government of Saskatchewan introduced a Royalty Tax Rebate ("**RTR**") as a response to the federal government disallowing crown royalties and similar taxes as a deductible business expense for income tax purposes. As of January 1, 2007, the remaining balance of any unused RTR will be limited in its carry forward to five years since the federal government had the initiative to reintroduce the full deduction of provincial resource royalties from federal and provincial taxable income.

Land Tenure

Crude oil and natural gas located in the western provinces is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences, and permits for varying terms from two years, and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is currently subject to environmental regulations pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage, and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the Environmental Protection and Enhancement Act (Alberta) (the "**EPEA**"), which came into force on September 1, 1993, and the Oil and Gas Conservation Act (Alberta) (the "**OGCA**"). The EPEA and OGCA impose stricter environmental standards, require more stringent compliance, reporting and monitoring obligations, and significantly increased penalties. In 2006, the Alberta Government enacted regulations pursuant to the EPEA to specifically target sulphur oxide and nitrous oxide emissions from industrial operations including the oil and gas industry. No additional expenses are foreseen that are associated with complying with the new regulations. Fairborne will be committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment, and will be taking such steps as required to ensure compliance with the EPEA and similar legislation in other jurisdictions in which it operates. We believe that we are in material compliance with applicable environmental laws and regulations. We also believe that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

British Columbia's Environmental Assessment Act became effective June 30, 1995. This legislation rolls the previous processes for the review of major energy projects into a single environmental assessment process with public participation in the environmental review process.

In December, 2002, the Government of Canada ratified the Kyoto Protocol ("**Protocol**"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 "business-as-usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target translates into an approximately 40% gross reduction in Canada's current emissions. It remains uncertain whether the Kyoto target of 6% below 1990 emission levels will be enforced in Canada. The Federal Government has introduced legislation aimed at reducing greenhouse gas emissions using a "intensity based" approach, the specifics of which have yet to be determined. Bill C-288, which is intended to ensure that Canada meets its global climate change obligations under the Kyoto Protocol, was passed by the House of Commons on February 14, 2007. As details of the implementation of this legislation have not yet been announced, the effect on our operations cannot be determined at this time.

Trends

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business.

The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. A tight supply-demand balance for natural gas causes significant elasticity in pricing, whereas higher than average storage levels tend to depress natural gas pricing. Drilling activity, weather, fuel switching and demand for electrical generation are all factors that affect the supply-demand balance. Changes to any of these or other factors create price volatility.

Crude oil is influenced by the world economy, Organization of the Petroleum Exporting Countries' ability to adjust supply to world demand and weather. Crude oil prices have been kept high by political events causing disruptions in the supply of oil and concern over potential supply disruptions triggered by unrest in the Middle East and more recently have been impacted by weather and recently increased storage levels. Political events trigger large fluctuations in price levels.

The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is the fairly consistent "renewal" of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel. Fairborne will have to compete with these companies and others to attract qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol, and other environmental iniatives, will have on the sector and, in more recent times, by the October 31, 2006 proposals of the Federal government of Canada relating to income trusts and other "specified investment flow-through" entities. See "Risk Factors – Proposed Federal Tax Changes".

Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry, although the level of same was negatively impacted by the October 31, 2006 Proposals. Fairborne will compete with numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Fairborne may have to rely on internally generated funds to conduct their exploration and developmental programs.

RISK FACTORS

The following is a summary of certain risk factors relating to our business which prospective investors should carefully consider before deciding whether to purchase Trust Units, Exchangeable Shares and/or Debentures.

Volatility of Oil and Natural Gas Prices

Our operational results and financial condition of our operating entities, and therefore the amounts we pay to Unitholders, will be dependent on the prices received for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by economic and in the case of oil prices, political factors. Supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions impact prices. Any movement in oil and natural gas prices could have an effect on our financial condition and therefore on the cash available to be distributed to Unitholders. We may manage the risk associated with changes in commodity prices by entering into oil or natural gas price hedges. If we hedge our commodity price exposure, we will forego the benefits we would otherwise experience if commodity prices were to increase. In addition, commodity hedging activities could expose us to losses. To the extent that we engage in risk management activities related to commodity prices, it will be subject to credit risks associated with counterparties with which we contract.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and NGL reserves and cash flows to be derived therefrom, including many factors beyond our control. The reserve and associated cash flow information set forth in this Annual Information Form represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and natural gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. Our actual production, revenues and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

Estimates of proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history and production practices will result in variations in the estimated reserves and such variations could be material.

In accordance with applicable securities laws, GLJ and Sproule have used both constant and forecast price and cost estimates in calculating reserve quantities included in this Annual Information Form. Actual future net cash flows will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and cash flows derived therefrom will vary from the estimates contained in the engineering reports summarized in this Annual Information Form, and such variations could be material. The Trust Engineering Report is based in part on the assumed success of activities we intend to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in the engineering reports summarized in this Annual Information Form will be reduced to the extent that such activities do not achieve the level of success assumed in the engineering reports summarized in this Annual Information Form.

Variations in Interest Rates and Foreign Exchange Rates

An increase in interest rates could result in a significant increase in the amount we pay to service debt, resulting in a decrease in distributions to Unitholders, as well as impact the market price of the Trust Units.

World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/U.S. dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact our operating entities net production revenue.

In addition, the exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by our operating entities of fewer Canadian dollars for its production which may affect future distributions. To the extent that we engage in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates will impact future distributions and the future value of our reserves as determined by independent evaluators.

Changes in Legislation

Income tax laws, or other laws or government incentive programs relating to the oil and gas industry, such as the treatment of mutual fund trusts and resource taxation, may in the future be changed or interpreted in a manner that adversely affects us and our Unitholders. Tax authorities having jurisdiction over us or Unitholders may disagree with how we calculate our income for tax purposes or could change administrative practises to our detriment or the detriment of Unitholders. See also "*Proposed Federal Tax Changes*".

We intend to continue to qualify as a mutual fund trust for purposes of the Tax Act. We may not, however, always be able to satisfy any future requirements for the maintenance of mutual fund trust status. Should our status as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise for us and Unitholders. Some of the significant consequences of losing mutual fund trust status are as follows:

- We would be taxed on certain types of income distributed to Unitholders, including income generated by the royalties held by us. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

- We would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

- Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

- Trust Units would not constitute qualified investments for registered retirement savings plans ("**RRSPs**"), registered retirement income funds ("**RRIFs**"), registered education savings plans ("**RESPs**") or deferred profit sharing plans ("**DPSPs**"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1 per cent of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Customs and Revenue Agency.

In addition, we may take certain measures in the future to the extent we believe necessary to ensure that we maintain the status as a mutual fund trust. These measures could be adverse to certain holders of Trust Units, particularly non-residents of Canada as defined in the Tax Act. See "*Risk Factors – Non-Resident Ownership of Trust Units*".

Proposed Federal Tax Changes

On October 31, 2006 the Federal Minister of Finance proposed to apply a tax at the trust level on distributions of certain income from publicly traded mutual fund trusts at rates of tax comparable to the combined federal and provincial corporate tax and to treat such distributions as dividends to the unitholders (the "**October 31 Proposals**"). On December 21, 2006 the Federal Minister of Finance released draft legislation to implement the

October 31, 2006 Proposals pursuant to which, commencing January 1, 2011 (provided Fairborne only experiences "normal growth" and no "undue expansion" before then) certain distributions from us which would have otherwise been taxed as ordinary income generally will be characterized as dividends in addition to being subject to tax at corporate rates at the Trust level. Assuming the October 31 Proposals are ultimately enacted in their form, the implementation of such legislation would be expected to result in adverse tax consequences to us and certain Unitholders (including most particularly Unitholders that are tax deferred or non-residents of Canada) and may impact cash distributions from us.

Management believes that the October 31 Proposals may reduce the value of the Trust Units, which would be expected to increase the cost to Fairborne of raising capital in the public capital markets. In addition, management believes that the October 31 Proposals are expected to: (a) substantially eliminate the competitive advantage that Fairborne and other Canadian energy trusts enjoy relative to their corporate peers in raising capital in a tax-efficient manner; and (b) place Fairborne and other Canadian energy trusts at a competitive disadvantage relative to industry competitors, including U.S. master limited partnerships, which will continue to not be subject to entity level taxation. The October 31 Proposals are also expected to make the Trust Units less attractive as an acquisition currency. As a result, it may become more difficult for us to compete effectively for acquisition opportunities. There can be no assurance that we will be able to reorganize our legal and tax structure to substantially mitigate the expected impact of the October 31 Proposals.

Further, the proposals provide that, while there is no intention to prevent "normal growth" during the transitional period, any "undue expansion" could result in the transition period being "revisited", presumably with the loss of the benefit to us of that transitional period. As a result, the adverse tax consequences resulting from the proposals could be borne sooner than January 1, 2011. On December 15, 2006, the Department of Finance issued guidelines with respect to what is meant by "normal growth" in this context. Specifically, the Department of Finance stated that "normal growth" would include equity growth within certain "safe harbour" limits, measured by reference to a "specified investment flow-through's" (**"SIFT"**) market capitalization as of the end of trading on October 31, 2006 (which would include only the market value of the SIFT's issued and outstanding publicly-traded trust units, and not any convertible debt, options or other interests convertible into or exchangeable for trust units). Those safe harbour limits are 40% for the period from November 1, 2006 to December 31, 2007, and 20% each for calendar 2008, 2009 and 2010. Moreover, these limits are cumulative, so that any unused limit for a period carries over into the subsequent period. Additional details of the Department of Finance's guidelines include the following:

(a) new equity for these purposes includes units and debt that is convertible into units (and may include other substitutes for equity if attempts are made to develop those);

(b) replacing debt that was outstanding as of October 31, 2006 with new equity, whether by a conversion into trust units of convertible debentures or otherwise, will not be considered growth for these purposes and will therefore not affect the safe harbour; and

(c) the exchange, for trust units, of exchangeable partnership units or exchangeable shares that were outstanding on October 31, 2006 will not be considered growth for those purposes and will therefore not affect the safe harbour where the issuance of the trust units is made in satisfaction of the exercise of the exchange right by a person other than the SIFT.

Our market capitalization as of the close of trading on October 31, 2006, having regard only to its issued and outstanding publicly-traded Trust Units, was approximately $594 million, which means our "safe harbour" equity growth amount for the period ending December 31, 2007 is approximately $234 million, and for each of calendar 2008, 2009 and 2010 is an additional approximately $119 million (in any case, not including equity, including convertible debentures, issued to replace debt that was outstanding on October 31, 2006).

While these guidelines are such that it is unlikely they would affect our ability to raise the capital required to maintain and grow our existing operations in the ordinary course during the transition period, they could adversely affect the cost of raising capital and our ability to undertake more significant acquisitions.

It is not known at this time when the October 31 Proposals will be enacted by Parliament, if at all, or whether the October 31 Proposals will be enacted in the form currently proposed or new proposals will be proposed or enacted.

Maintenance of Distributions

We conduct limited exploration activities for oil and natural gas reserves. Instead, we add to our oil and natural gas reserves primarily through development and acquisitions. As a result, future oil and natural gas reserves are highly dependent on our operating entities success in exploiting existing properties and acquiring additional reserves. We also distribute a significant portion of our net cash flow to Unitholders rather than reinvesting it in reserve additions. Accordingly, if external sources of capital, including the issuance of additional Trust Units, become limited or unavailable on commercially reasonable terms, our operating entities ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves may be impaired. To the extent that our operating entities are required to use cash flow to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to Unitholders may be reduced. Additionally, we cannot guarantee that we will be successful in developing additional reserves or acquiring additional reserves on terms that meet our investment objectives. Without these reserve additions, our reserves will deplete and as a consequence, either production from, or the average reserve life of, our properties will decline. Either decline may result in a reduction in the value of Trust Units and in a reduction in cash available for distributions to Unitholders.

Operational Matters

Continuing production from a property, and to some extent the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. Operating costs on most properties have increased steadily over recent years. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of ours to certain of its oil and gas properties. A reduction of the income available for distributions could result in such circumstances.

Depletion of Reserves

Distributions of income from our properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. We will not be reinvesting cash flow in the same manner as other industry participants as we conduct only minimal exploratory activities; nor to the same extent as other industry participants as one of our main objectives is to maximize long-term distributions. Accordingly, absent capital injections, our initial production levels and reserves will decline and the level of income available for distributions will be reduced.

Our future oil and natural gas reserves and production, and therefore our cash flows, will be highly dependent on our success in exploiting our reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, our reserves and production will decline over time as reserves are exploited.

To the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and natural gas reserves will be impaired. To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions, the level of income available for distributions will be reduced.

There can be no assurance that we will be successful in developing or acquiring additional reserves on terms that meet our investment objectives.

Non-Resident Ownership of Trust Units

In order for us to maintain our status as a mutual fund trust under the Tax Act, we must not be established or maintained primarily for the benefit of non-residents of Canada ("**non-residents**") within the meaning of the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of non-residents. The Trust Indenture provides that, except as permitted under the Tax Act, the Trust shall endeavour to satisfy the requirements of the Tax Act that the Trust at all times continue to qualify as a "unit trust" and a "mutual fund trust". The Trust Indenture further provides that the Trust, by or through Fairborne Energy on

the Trust's behalf may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust, and ownership of the Trust Units. If at any time the Trust or Fairborne Energy becomes aware that the activities of the Trust, and/or ownership of the Trust Units by non-residents may threaten the status of the Trust under the Tax Act, as a "unit trust" or a "mutual fund trust" the Trust, by or through the Fairborne Energy on the Trust's behalf, is authorized to take such actions may be necessary in the opinion of the Fairborne Energy to maintain that status of the Trust as a "unit trust" and a "mutual fund trust", without limitation, the imposition of restrictions on the issuance by the Trust of Trust Units or the transfer by any Unitholder of Trust Units to a non-resident and/or require the sale of Trust Units by non-resident Unitholders on a basis determined by Fairborne Energy and/or suspend distribution and/or other rights in respect of Trust Units held by Non-Resident Unitholders transferred contrary to the foregoing provisions or not sold in accordance with the requirements thereof.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require our operating entities to incur costs to remedy such discharge. Although we believe that we are in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect our financial condition, results of operations or prospects. See "*Industry Conditions – Environmental Regulation*".

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so called "greenhouse gases". Fairborne's exploration and production facilities and other operations and activities emit greenhouse gases which will likely subject Fairborne to possible future legislation regulating emissions of greenhouse gases. The Government of Canada has proposed a Bill, which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those included in Alberta's Climate Change and Emissions Management Act (partially in force), may require the reduction of emissions (or emissions intensity) produced by Fairborne's expected operations and facilities. The direct or indirect costs of these regulations may adversely affect the expected business of Fairborne. See "*Industry Conditions – Environmental Regulation*".

Debt Service

Fairborne Energy may, from time to time, finance a significant portion of its operations through debt. Amounts paid in respect of interest and principal on debt incurred by Fairborne Energy may impair Fairborne Energy's ability to satisfy its obligations under the Notes. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by Fairborne Energy of its obligations under the Notes. Ultimately, this may result in lower levels of Distributable Cash for the Trust.

Pursuant to credit facilities established by Fairborne Energy, Fairborne Energy is restricted from making distributions to the Trust, including payments of principal and interest under the Notes in various circumstances which include, but are not limited to, the following: (i) a default or event of default under our credit facilities has occurred and is continuing; and (ii) outstanding loans under our credit facilities exceeded the borrowing base set by our lenders thereunder until such time as such outstanding loans are reduced below the borrowing base. This may

restrict the ability of Fairborne Energy to pay interest or principal on any indebtedness to the Trust, including the Notes, and therefore may limit or eliminate cash available for distribution.

Lenders have been provided with security over all of the assets of Fairborne Energy. If Fairborne Energy becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of Fairborne Energy.

Insurance

Our involvement in the exploration for and development of oil and natural gas properties may result in us becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling our operating entities will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, our operating entities may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to us. The occurrence of a significant event that we are not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on our operating subsidiaries financial position, results of operations or prospects and will reduce income otherwise distributable to us.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "*Industry Conditions*". Our operations may require licenses from various governmental authorities. There can be no assurance that we will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at our projects.

Competition

There is strong competition relating to all aspects of the oil and gas industry. There are numerous trusts in the oil and gas industry, who are competing for the acquisitions of properties with longer life reserves and properties with exploitation and development opportunities. As a result of such increasing competition, it will be more difficult to acquire reserves on beneficial terms. We also compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and gas companies and trusts, many of which have significantly greater financial and other resources than we do.

Maintenance of Distributions

We conduct limited exploration activities for oil and natural gas reserves. Instead, we add to our oil and natural gas reserves primarily through development and acquisitions. As a result, future oil and natural gas reserves are highly dependent on our operating entities success in exploiting existing properties and acquiring additional reserves. We also distribute a significant portion of our net cash flow to Unitholders rather than reinvesting it in reserve additions. Accordingly, if external sources of capital, including the issuance of additional Trust Units, become limited or unavailable on commercially reasonable terms, our operating entities ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves may be impaired. To the extent that our operating entities are required to use cash flow in excess of the amount we customarily retain to finance capital expenditures or property acquisitions, the level of cash flow available for distribution to Unitholders may be reduced. Additionally, we cannot guarantee that we will be successful in developing additional reserves or acquiring additional reserves on terms that meet our investment objectives. Without these reserve additions, our reserves will deplete and as a consequence, either production from, or the average reserve life of, our properties will decline. Either decline may result in a reduction in the value of Trust Units and in a reduction in cash available for distributions to Unitholders.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to our operating entities, payments between any of such parties may also be delayed

by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of properties or the establishment by the operator of reserves for such expenses.

Reliance on Management

Unitholders will be dependent on the management of Fairborne Energy in respect of the administration and management of all matters relating to our operations. Fairborne Energy, as of December 31, 2005, operated approximately 95% of our total daily production. Investors who are not willing to rely on the management of Fairborne Energy should not invest in the Trust Units or Exchangeable Shares.

Expansion of Operations

The operations and expertise of management are currently focused on conventional oil and gas production and development in the Western Canadian Sedimentary Basin. In the future, we may acquire oil and gas properties outside this geographic area. In addition, the Trust Indenture does not limit our activities to oil and gas production and development, and we could acquire other energy related assets, such as oil and natural gas processing plants or pipelines. Expansion of our activities into new areas may present new additional risks or alternatively, significantly increase the exposure to one or more of the present risk factors which may result in our future operational and financial conditions being adversely affected.

Net Asset Value

Our net asset value from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units and Exchangeable Shares from time to time is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than our net asset value.

Additional Financing

In the normal course of making capital investments to maintain and expand our oil and gas reserves additional Trust Units are issued from treasury which may result in a decline in production per Trust Unit and reserves per Trust Unit. Additionally, from time to time we issue Trust Units from treasury in order to reduce debt and maintain a more optimal capital structure. Conversely to the extent that external sources of capital, including the issuance of additional Trust Units become limited or unavailable, our ability to make the necessary capital investments to maintain or expand our oil and gas reserves will be impaired. To the extent that we are required to use cash flow to finance capital expenditures or property acquisitions or to pay debt service charges or to reduce debt, the level of income available for distributions will be reduced.

Return of Capital

Trust Units will have no value when our oil and gas properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense and are not comparable to bonds or other fixed yield securities, where investors are entitled to a full return of the principal amount of debt on maturity in addition to a return on investment through interest payments. Distributions represent a blend of *return of* Unitholders initial investment and a *return on* Unitholders initial investment.

Unitholders have a limited right to require us to repurchase their Trust Units, which is referred to as a redemption right. See "*Additional Information Respecting the Trust – Redemption Right*". It is anticipated that the redemption right will not be the primary mechanism for Unitholders to liquidate their investment. The right to receive cash in connection with a redemption is subject to limitations. Any securities which may be distributed *in specie* to Unitholders in connection with a redemption may not be listed on any stock exchange and a market may not develop for such securities. In addition, there may be resale restrictions imposed by law upon the recipients of the securities pursuant to the redemption right.

Taxation of Fairborne Energy

Fairborne Energy is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture. During the period that Exchangeable Shares issued by Fairborne Energy are outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. Fairborne Energy intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and non-capital losses carried forward from Fairborne, if any, plus resource pools and UCC created by capital expenditures of Fairborne Energy. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of Fairborne Energy, then cash taxes would be payable by Fairborne Energy. In addition, there can be no assurance that taxation authorities will not seek to challenge the amount of interest expense. If such a challenge were to succeed against Fairborne Energy, it could materially adversely affect the amount of Distributable Cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Trust Units rather than in cash. Trust Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Fairborne Energy. The Trust Units represent a fractional interest in our assets. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. Our sole assets will be the Notes and other investments in securities of our operating entities. The price per Trust Unit is a function of anticipated income available for distributions, the oil and gas assets acquired by us and our ability to effect long-term growth in the value of our assets. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and our ability to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, we are not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Unitholder Limited Liability

Because of uncertainties in the law relating to investment trusts there is a risk that a Unitholder could be held personally liable for obligations of the Trust (to the extent that claims are not satisfied by the Trust) in respect of contracts or undertakings which the Trust enters into and for certain liabilities arising otherwise than out of contract including claims in tort, claims for taxes and possibly certain other statutory liabilities.

The Trust Indenture provides that no Trust Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Trust Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Trust Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Trust Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all reasonable efforts are to be taken to ensure that all written contracts entered into by or on behalf of the Trust contain a provision to the effect that such obligation will not be binding upon Trust Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent as a shareholder is protected from the liabilities of a corporation. It is unlikely, however, that personal liability will attach in Canada to the holders of Trust Units for claims arising out of any agreement or contract containing such a disavowal and limitation of liability. It is also considered unlikely that personal liability will attach in Canada to the holders of Trust Units for claims in tort, claims for taxes and possibly certain other statutory liabilities. In the event that a Unitholder is required to satisfy any obligation of the Trust, such Unitholder will be entitled to reimbursement from any available assets in the Trust.

In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in force in Alberta on June 30, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

HUMAN RESOURCES

General

We currently employ 111 full-time employees, of which 63 are located in the head office and 43 are field employees, and 5 part-time consultants. We intend to add additional professional and administrative staff as the need arises.

Technical Services Agreement

Fairborne Energy and Fairquest have entered into the Technical Services Agreement, pursuant to which Fairborne Energy personnel are concurrently employed by Fairquest and provide services in respect of the management, development, exploitation and operation of the assets acquired by Fairquest pursuant to the plan of arrangement. Fairborne Energy also provides Fairquest with various administrative services, as well as access to geological and technical data relating to their assets. Pursuant to the Technical Services Agreement, Fairborne Energy and Fairquest pay their proportionate share of the general and administrative costs of Fairborne Energy, after all recoveries, based upon their respective level of oil and natural gas production relative to their combined level of oil and natural gas production and their respective level of capital expenditures relative to combined capital spending. The Technical Services Agreement is subject to termination upon six months notice by either party.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of Fairborne Energy, any holder of Trust Units or Exchangeable Shares who beneficially owns more than 10% of the outstanding Trust Units or Exchangeable Shares respectively, or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year which has materially affected or will materially affect us other than as follows:

1. Pursuant to a plan of arrangement, Fairborne Energy acquired, effective July 2, 2003, all of the outstanding shares of Pivotal Energy Ltd. (**"Pivotal"**). Mr. Richard A. Walls, the former President, Chief Executive Officer and a director of Fairborne was also a director of Pivotal. Mr. Walls beneficially owned, directly or indirectly, 966,343 common shares of Pivotal (**"Pivotal Common Shares"**) and held options to acquire 75,000 Pivotal Common Shares. The Pivotal Common Shares and the options to acquire Pivotal Common Shares were exchanged for Common Shares and options to acquire Common Shares pursuant to the plan of arrangement on the same basis as other Pivotal shareholders and optionholders;

2. Certain directors and executive officers, and certain former directors and executive officers, of Fairborne Energy have participated in private placements and public offerings of Common Shares prior to completion of the 2005 Arrangement, including Common Shares issued on a "flow-through" basis, on the same terms as other arm's length subscribers to such offerings; and

3. In connection with the 2005 Arrangement pursuant to which the Trust was organized effective June 1, 2005 directors and executive officers of Fairborne Energy held options to acquire Common Shares which were either exercised on a cashless exercise basis or paid out in cash based on their intrinsic value immediately prior to completion of the 2005 Arrangement. In addition, certain of the directors and officers of Fairborne

Energy held common share purchase warrants which were exercised on a cashless exercise basis prior to completion of the 2005 Arrangement.

4. Pursuant to the Fairquest Arrangement, Fairborne Energy has agreed to acquire, subject to satisfaction of certain conditions as set forth in the Fairquest Arrangement Agreement, all of the issued and outstanding Fairquest Shares. Mr. Richard A. Walls, the Chairman and a director of Fairborne Energy, is also the President and Chief Executive Officer and a director of Fairquest. Mr. Walls owns, directly or indirectly, or exercises control or direction over, 2,028,875 Fairquest Shares. In addition, Mr. Walls holds 150,000 Fairquest Options and 650,000 Fairquest Warrants. The other directors and executive officers of Fairborne Energy own, directly or indirectly, or exercise control or direction over, or hold, as the case may be, an aggregate of 3,186,567 Fairquest Shares, 275,000 Fairquest Options and 2,040,334 Fairquest Warrants. The Fairquest Shares will be exchanged pursuant to the Fairquest Arrangement for Trust Units on the same basis as all other holders of Fairquest Shares. Any unexercised Fairquest Options outstanding at the effective date of completion of the Fairquest Arrangement will be terminated. In connection with the Fairquest Arrangement, the Fairquest Warrants will become exercisable for Trust Units rather than Fairquest Shares, following completion of the Fairquest Arrangement, based upon the same exchange ratio upon which the Fairquest Shares are being exchanged for Trust Units under the Fairquest Arrangement.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 by us during, or related to, our most recently completed financial year other than GLJ and Sproule, our independent engineering evaluators and KPMG LLP, as auditors. None of the principals of GLJ and Sproule had any registered or beneficial interests, direct or indirect, in any of our securities or other property or of our associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them. KPMG LLP, our auditors, are independent in accordance with the auditor's rules of professional conduct in Alberta.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

To the knowledge of the Corporation, there are no legal proceedings material to the Corporation to which the Corporation is or was a party to or of which any of its properties is or was the subject of, during the financial year ended December 31, 2006 nor are there any such proceedings known to the Corporation to be contemplated.

To the knowledge of the Corporation, there were no (i) penalties or sanctions imposed against the Corporation by a court relating to securities legislation or by a securities regulatory authority during the Corporation's last financial year, (ii) penalties or sanctions imposed by a court or regulatory body against the Corporation that would likely be considered important to a reasonable investor in making an investment decision, or (iii) settlement agreements the Corporation entered into with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

MATERIAL CONTRACTS

The only material contracts entered into by us since our formation and which are presently material, other than during the ordinary course of business, are as follows:

1. the Trust Indenture;
2. the Note Indenture;
3. the Debenture Indenture;
4. the Administration Agreement;
5. the Support Agreement;
6. the Voting and Exchange Trust Agreement; and

7. the Fairquest Arrangement Agreement.

Copies of these documents have been filed on SEDAR at www.sedar.com.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Trust are KPMG LLP, Chartered Accountants, Suite 2700, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Trust Units, the Exchangeable Shares and the Debentures.

ADDITIONAL INFORMATION

Additional information including information relating to remuneration and indebtedness of directors and officers of Fairborne Energy, principal holders of the Trust Units, Exchangeable Shares and securities authorized for issuance under our equity compensation plans, will be contained in the information circular relating to our annual meeting of Unitholders to be held on May 25, 2007. Additional financial information is provided in our comparative financial statements and management discussion and analysis of financial results for the year ended December 31, 2006 which can be found in the Trust's 2006 Annual Report to Unitholders. Alternatively, additional information relating to us is available on SEDAR at *www.sedar.com*.

For copies of our information circular, our comparative consolidated financial statements, including any interim consolidated comparative financial statements and additional copies of the Annual Information Form please contact:

Fairborne Energy Trust
c/o Fairborne Energy Ltd.
Suite 3400, 450 - 1st Street S.W.
Calgary, Alberta T2P 5H1
Tel: (403) 290-3217
Fax: (403) 290-7724

SCHEDULE "A"
FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Fairborne Energy Ltd. on behalf of Fairborne Energy Trust (collectively, "Fairborne") are responsible for the preparation and disclosure of information with respect to Fairborne's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated Fairborne's reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of Fairborne Energy has

(a) reviewed Fairborne's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors of Fairborne Energy has reviewed Fairborne's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 6th day of March, 2007.

(signed) "*Steven R. VanSickle*"
Steven R. VanSickle
President and Chief Executive Officer

(signed) "*Aaron G. Grandberg*"
Aaron G. Grandberg
Vice-President and Chief Financial Officer

(signed) "*Johannes J. Nieuwenburg*"
Johannes J. Nieuwenburg
Director and Chairman of the Reserves Committee

(signed) "*Robert B. Hodgins*"
Robert B. Hodgins
Director and Member of the Reserves Committee

SCHEDULE "B"
FORM 51-101F2
REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the board of directors of Fairborne Energy Trust (the "**Company**"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2006. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2006 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated on to the Company's board of directors:

Independent Qualified Reserves Evaluator	Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
			Audited	Evaluated	Reviewed	Total
GLJ Petroleum Consultants	January 25, 2007	Canada	-	$419,077	-	$419,077

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above.

DATED at Calgary, Alberta this 12th day of February, 2007.

GLJ Petroleum Consultants Ltd.

Per: (signed) *"Doug Sutton"*
Doug R. Sutton, P.Eng.

FORM 51-101F2
REPORT ON RESERVES DATA
BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the board of directors of Fairborne Energy Trust ("**Fairborne**" or the "**Company**"):

1. We have evaluated Fairborne's CBM Reserves and Conventional Oil and Gas Reserves Data in the Bashaw, Clive and Erskine/Nevis areas, as at December 31, 2006. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2006 using Sproule and GLJ's forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2006 using GLJ's constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "**COGE Handbook**") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using GLJ's forecast prices and costs on a before tax basis and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2006, and identifies the respective portions thereof that we have evaluated on to the Company's Management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate - $M)			
			Audited	Evaluated	Reviewed	Total
Sproule Associates Limited	Evaluation of certain P & NG reserves of Fairborne Energy Trust, as of December 31, 2006, prepared January to February 2007 (GLJ's forecast prices and costs)	Canada	-	$187,683	-	$187,683

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

EXECUTED as to our report referred to above.

DATED at Calgary, Alberta this 6th day of March, 2007.

Sproule Associates Limited

Per: (signed) "*Lucia M. Precul*"
Lucia M. Precul, P.Eng
Associate

Per: (signed) "*Alec Kovaltchouk*"
Alec Kovaltchouk, P.Geol.
Associate

Per: (signed) " *R. Keith MacLeod*"
R. Keith MacLeod, P. Eng.
Executive Vice-President

SCHEDULE "C"
MANDATE OF THE AUDIT COMMITTEE

Role and Objective

The Audit Committee (the "**Committee**") is a committee of the board of directors (the "**Board**") of Fairborne Energy Ltd. ("**Fairborne**"), in its capacity as the administrator of Fairborne Energy Trust (the "**Trust**"), to which the Board has delegated its responsibility for the oversight of the following respecting the Trust:

1. nature and scope of the annual audit;
2. the oversight of management's reporting on internal accounting standards and practices;
3. the review of financial information, accounting systems and procedures;
4. financial reporting and financial statements,

and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee are as follows:

1. To assist directors of Fairborne ("**Directors**") in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of the Trust and related matters;
2. To provide better communication between Directors and external auditors;
3. To enhance the external auditor's independence;
4. To increase the credibility and objectivity of financial reports; and
5. To strengthen the role of the outside Directors by facilitating in depth discussions between Directors on the Committee, management of Fairborne ("**Management**") and external auditors.

Membership of Committee

1. The Committee will be comprised of at least three (3) Directors or such greater number as the Board may determine from time to time and all members of the Committee shall be "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("**MI 52-110**") unless the Board determines that the exemption contained in MI 52-110 is available and determines to rely thereon.
2. The Board may from time to time designate one of the members of the Committee to be the Chair of the Committee.
3. All of the members of the Committee must be "financially literate" (as defined in MI 52-110) unless the Board determines that an exemption under MI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of MI 52-110.

Mandate and Responsibilities of Committee

It is the responsibility of the Committee to:

1. Oversee the work of the external auditors, including the resolution of any disagreements between Management and the external auditors regarding financial reporting.

2. Satisfy itself on behalf of the Board with respect to the Trust's internal control systems.

3. Review the annual and interim financial statements of the Trust and related management's discussion and analysis ("**MD&A**") prior to their submission to the Board for approval. The process should include but not be limited to:

- reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;
- reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;
- reviewing accounting treatment of unusual or non-recurring transactions;
- ascertaining compliance with covenants under loan agreements;
- reviewing disclosure requirements for commitments and contingencies;
- reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
- reviewing unresolved differences between Management and the external auditors; and
- obtain explanations of significant variances with comparative reporting periods.

4. Review the financial statements, prospectuses, MD&A, annual information forms ("**AIF**") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of the Trust's disclosure of all other financial information and will periodically assess the accuracy of those procedures.

5. With respect to the appointment of external auditors by the Board:

- recommend to the Board the external auditors to be nominated;
- recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Committee;
- on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Trust to determine the auditors' independence;
- when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and
- review and pre-approve any non-audit services to be provided to the Trust or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Committee may delegate to one or more independent members the authority to pre–approve non–audit services, provided that the member(s) report to the Committee at the next scheduled meeting such pre–approval and the member(s) comply with such other procedures as may be established by the Committee from time to time.

6. Review with external auditors (and internal auditor if one is appointed by the Trust) their assessment of the internal controls of the Trust, their written reports containing recommendations for improvement, and Management's response and follow-up to any identified weaknesses. The Committee will also review

annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of the Trust and its subsidiaries.

7. Review risk management policies and procedures of the Trust (i.e. hedging, litigation and insurance).

8. Establish a procedure for:

- the receipt, retention and treatment of complaints received by the Trust regarding accounting, internal accounting controls or auditing matters; and

- the confidential, anonymous submission by employees of the Trust of concerns regarding questionable accounting or auditing matters.

9. Review and approve the Trust's and its subsidiary's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of the Trust.

The Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Trust. The Committee will also have the authority to investigate any financial activity of the Trust. All employees of the Trust are to cooperate as requested by the Committee.

The Committee may also retain persons having special expertise and/or obtain independent professional advice to assist in filling their responsibilities at such compensation as established by the Committee and at the expense of the Trust without any further approval of the Board.

Meetings and Administrative Matters

1. At all meetings of the Committee every resolution will be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting will be entitled to a second or casting vote.

2. The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

3. A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

4. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee will be taken. The Chief Financial Officer of Fairborne will attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5. The Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Committee consider appropriate.

6. Agendas, approved by the Chair, will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

7. The Committee may invite such officers, directors and employees of the Trust and its subsidiaries as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

8. Minutes of the Committee will be recorded and maintained and circulated to Directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

9. If determined appropriate, following meetings of the Audit Committee, a list of tasks or matters to be followed up upon shall be prepared including the time table for completion thereof and the responsibility

for completion, the status of which matter shall be reviewed at the next meeting of the Audit Committee or as otherwise determined by the Committee.

10. The Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Trust or the Corporation, as determined by the Committee.

11. Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a Director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee each member will hold such office until the Committee is reconstituted.

12. Any issues arising from these meetings that bear on the relationship between the Board and Management should be communicated to the Chairman of the Board by the Committee Chair.


2006
Fairborne Energy Trust Annual Review

FAIRBORNE
ENERGY TRUST



Fairborne is pleased to provide this summary of its financial and operating results for the 2006 year. A complete copy of the Company's historical public documents, corporate information, latest presentations and press releases including the 2006 Financial Statements, MD&A and Annual Information Form, can be found on SEDAR at www.sedar.com or on the Trust's website at http://www.fairbornetrust.com.

INTRODUCTION

Fairborne Energy Trust ("Fairborne" or the "Trust") is an oil and gas income trust established from the reorganization of Fairborne Energy Ltd. ("Fairborne Energy") in June 2005. The Trust utilizes extensive development drilling in four core areas and, where appropriate, focused acquisitions to meet its objective of providing consistent, stable results to Unitholders while increasing unit value over the long term. Building on the solid asset base developed by Fairborne Energy and drawing on the technical skills of the same high quality management and staff, the Trust has maintained stable production and a strong financial position since its inception in 2005. Fairborne is well positioned to meet future challenges with an extensive inventory of development prospects focused in core areas as well as considerable exploration upside as a result of the proposed business combination with Fairquest Energy Limited.

ADVISORIES

FORWARD LOOKING STATEMENTS: This document contains forward-looking statements. Management's assessment of future plans and operations, production estimates and expected production rates, levels of distributions on Trust Units and the payout ratio, cash available for distribution and its availability for capital expenditures and distributions, expected commodity prices, whether cash taxes will be payable, expected royalty rates, the effect of infrastructure interruptions, timing of tie-in of wells, capital expenditures and methods of financing capital expenditures may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Trust's actual results may differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Trust's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Trust's website (www.fairbornetrust.com). Furthermore, the forward looking statements contained in this document are made as at the date of this document and the Trust does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.



	2006	2005 [1]	% change
FINANCIAL *($thousands, except per unit amounts)*			
Petroleum and natural gas sales	**204,129**	226,648	(10%)
Funds generated from operations [2]	**112,897**	125,243	(10%)
Per unit - basic	**$2.39**	$2.65	(10%)
Per unit - diluted	**$2.05**	$2.39	(14%)
Net income	**44,079**	43,553	1%
Per unit - basic	**$0.93**	$0.92	1%
Per unit - diluted	**$0.90**	$0.89	1%
Exploration and development expenditures	**69,643**	126,139	(45%)
Acquisitions, net of dispositions	**22,378**	(44,634)	-
Working capital surplus	**7,158**	1,373	421%
Bank indebtedness	**101,156**	136,302	(26%)
Convertible debentures	**90,302**	-	-
OPERATIONS *(Units as noted)*			
Average production			
Natural gas *(Mcf per day)*	**45,660**	48,099	(5%)
Crude oil *(bbls per day)*	**2,577**	2,764	(7%)
Natural gas liquids *(bbls per day)*	**375**	415	(10%)
Total *(BOE per day)*	**10,562**	11,195 [1]	(6%)
Proved and probable reserves			
Natural gas *(Bcf)*	**165.4**	153.0	8%
Crude oil *(Mbbl)*	**7,971**	8,649	(8%)
Natural gas liquids *(Mbbl)*	**2,533**	2,039	24%
BOE *(MBOE)*	**38,078**	36,182	5%
Netback per BOE *($ per BOE)*			
Petroleum and natural gas sales	**52.95**	55.47	(5%)
Royalties	**(8.61)**	(11.74)	(27%)
Transportation	**(1.38)**	(0.89)	55%
Operating expenses	**(9.38)**	(8.58)	9%
Operating netback	**33.58**	34.26	(2%)
Wells drilled *(gross)*	**62**	72	(14%)
Undeveloped land *(net acres)*	**174,511**	193,191	(10%)

(1) Fairborne's 2005 results include results from properties prior to their disposition to Fairquest on June 1, 2005.

(2) Funds generated from operations is calculated using cash flow from operations as presented in the consolidated statement of cash flows before non-cash working capital and asset retirement expenditures.



Fairborne Energy Trust was created in June 2005 with the business model to sustain production and reserves per unit by developing and exploring our high quality asset base, primarily through the drill bit.

In 2006, Fairborne accomplished its objective for the second straight year. The asset base that provides our foundation for long term sustainability has continued to deliver reserves, production and new opportunities. Production through the year was very stable at 10,562 BOE per day despite a major turnaround at the West Pembina Plant during the second quarter. Proven plus Probable reserves grew from 36.2 MMBOE at the end of 2005 to 38.1 MMBOE at the end of 2006. Our inventory of drilling locations is stronger than ever before, confirming the value of our undeveloped land base and the ability of our technical staff to continuously replenish the Trust's inventory of opportunities. Financially, the Trust has a strong balance sheet, completing a $100 million Convertible Debentures financing in 2006 and maintaining a relatively low debt to cash flow ratio.

OPERATIONS

2006 was another active year for the Trust with the trend of increasing costs continuing from 2005 in all facets of our business. Our capital expenditure program totaled $92.0 million which included drilling 62 gross (32.3 WI) wells with a 95% success rate. We replaced 150% of our production at a finding, development and acquisition cost of $16.00 per BOE on a proved plus probable basis. Our proved plus probable reserve life index (RLI) increased 8% from 9.2 years to 9.9 years. On the production side we produced an average of 10,562 BOE per day and exited the year at approximately the same volume.

We continue to invest substantially in the future of our major areas including land and seismic expenditures that totaled $4.5 million in 2006. Our exploration land base totals 174,511 net undeveloped acres, with additional undeveloped CBM lands that have deeper production underlying them. Our inventory of 3D seismic, which now covers nearly 2,600 square kilometers, increased since the end of last year as we shot a large survey over the Brazeau Belly River Unit. In addition, the Trust spent approximately $24.0 million on infrastructure projects which will ensure the Trust maintains control as operator of the oil and gas facilities which process the majority of our production.

The success of the Trust's internal exploration and development strategy is best demonstrated by the reserve profile of our two main growth areas, Columbia/Harlech and Clive coal bed methane ("CBM"). The Columbia/Harlech acreage was purchased as part of an asset acquisition in early 2004 and drilling commenced later that same year. At year end 2006 the property has grown from pure undeveloped land to a reserves base of 38.5 Bcf (31.2 Bcf net) of proven plus probable reserves. Our CBM drilling program at Clive started in late 2003 and, with over 100 wells drilled and 89 wells on production, the Trust had 48.9 Bcf (42.5 Bcf net) of proven plus probable reserves at the end of 2006 with production averaging 6.4 MMcf per day of CBM natural gas.

FINANCIAL

Funds generated from operations in 2006 was $112.9 million ($2.39 per unit) with an average operating netback of $33.58 per BOE. Our premium netback is a result of high heat content natural gas, light oil and an active hedging program designed to protect our targeted distributions and capital program. Total distributions of $73.8 million ($1.56 per unit) in 2006 represented an average payout ratio of 65% excluding exchangeable shares and 73% including exchangeable shares.



Fairborne maintained a strong financial position in 2006, completing a Convertible Debenture financing in October for gross proceeds of $100 million and ending the year with total debt to cash flow of approximately 0.8 times based on 2006 funds generated from operations. Our borrowing capacity under existing credit facilities is $180 million, of which $90.3 million was drawn at year end, leaving considerable financial flexibility to pursue capital expenditure programs as well as acquisition opportunities.

BUSINESS COMBINATION WITH FAIRQUEST ENERGY LIMITED

To strengthen Fairborne's position as a leading, sustainable natural gas focused trust, Fairborne entered into an arrangement agreement on March 12, 2007 to acquire all of the outstanding shares of Fairquest Energy Limited on the basis of 0.39 Trust units for each Fairquest common share. The transaction, scheduled to close in June 2007, is subject to approval by Fairquest shareholders as well as requisite regulatory and court approvals.

OUTLOOK FOR 2007

Fairborne is well positioned to continue to meet its objective of sustainability. Our planned 2007 capital program is $60 million for the Trust and will increase to $70 to $75 million assuming completion of the proposed business combination with Fairquest. Including seven months of production from Fairquest properties (beginning in June 2007), average 2007 production is expected to range between 12,200 and 12,500 BOE per day, with operating costs of approximately $9.00 per BOE. As of March 15, 2007, we have approximately 4,500 BOE per day (84% natural gas) of our estimated 2007 production hedged with a minimum average price of $54.48 per BOE.

Fairborne's results to date are a direct result of the dedication and effort of our staff working towards the common goal of adding value through the drill bit. Once again, and on behalf of the Board of Directors, I would like to thank all of our employees and contractors for another year of successfully executing our business plan with original ideas and hard work. It is through your commitment and contribution that we achieved our goals in 2006.

STEVEN R. VANSICKLE
President and Chief Executive Officer
March 15, 2007
Calgary, Alberta

2006 Quarterly Production
(BOE per day)


18,000
0
250
100
206
198
203
203
10,705
10,280
10,640
10,623
Q1
Q2
Q3
Q4
Volumes
Natural Gas
Oil & Liquids
BOE/d/MM 05 units

P + P Reserves per Unit
(BOE per thousand units)


800
0
689
693
720
Initial Trust
Dec 31/05
Dec 31/06
BOE
Natural Gas
Oil & Liquids



INTRODUCTION

Fairborne's asset base, which is weighted to natural gas, is focused in four core areas of Alberta. Fairborne is able to control the nature and extent of development in key areas as both the operator and high working interest owner on major properties. Beginning with a solid asset base developed by Fairborne Energy, the Trust has a large undeveloped land base, significant 3D seismic coverage and an extensive inventory of drilling prospects. Fairborne's projects offer diversity in prospect types and risk/reward profiles, including not only conventional oil and gas prospects, but also large scale Coal Bed Methane ("CBM") projects. As a Trust, Fairborne's primary focus is on development projects that offer the greatest access to reserves with the highest probability of success. Through its farmout arrangement with Fairquest, Fairborne also has exposure to higher risk/higher reward exploration plays.


ALBERTA
Basset Lake
Peace River Arch
Rycroft/Gordondale
Deep Basin
Wild River
Columbia
Harlech
Brazeau
EDMONTON
Central
Alberta
West Pembina
Westerose
Greater West
Pembina
Clive
CALGARY
Major Oil Property
Major Gas Property

In 2006, Fairborne drilled 62 (32.3 net) wells resulting in 24 (9.7 net) natural gas wells, 30 (17.9 net) CBM wells and five (3.2 net) crude oil wells. Successful results from the 2006 drilling program allowed the Trust to maintain stable production while increasing reserve growth per unit.

Experienced staff, a proactive hedging position and a successful drilling program allowed the Trust to achieve stable production and strong operating netbacks in 2006. Fairborne was able to maintain reliable, consistent distributions throughout a year of escalating service costs, weakened commodity prices and a largely uncertain operating environment for Trusts created by dramatic changes to proposed tax regulations.

MAJOR DEVELOPMENT PROPERTIES

COLUMBIA/HARLECH – Fairborne acquired its interest in the Columbia/Harlech area in 2004 and, since then, it has represented an ever increasing area of focus for the Trust. Fairborne's initial operations in Columbia/Harlech were exploratory in nature, drilling more than 40 operated wells, acquiring a working interest in 37,760 acres (15,906 net acres) of land and assembling 3D seismic data over most of the Trust's land holdings.

In 2006, Fairborne drilled 13 (4.1 net) wells in Columbia/Harlech resulting in 11 (3.1 net) natural gas wells and two (1.0 net) oil wells. Included in 2006 drilling were 12 wells (2.5 net) into the Viking formation, with test rates well in excess of typical Viking production. During the year, the Trust also continued to expand operated production facilities and pipeline infrastructure to facilitate increased production rates. Production from Columbia/Harlech averaged 1,033 BOE per day in 2006 with current production at 1,150 BOE per day.

Utilizing the extensive proprietary knowledge gained from past operations, Fairborne is now able to move from a predominantly exploratory position to a lower risk, development based delineation drilling program. Offering multiple sweet and sour gas reservoirs, Columbia/Harlech has the potential to provide a significant portion of the Trust's future production and reserve growth through continued drilling on Trust lands.



For 2007, an extensive drilling program is planned for the Columbia/Harlech area with 14 gross wells budgeted. The 2007 program will continue to target sweet natural gas accumulations in the Cretaceous Mannville Group, as well as the Viking, Notikewin, Belly River and Cardium formations. These diverse play types provide the Trust with a balance of risk and reward in the on-going development of the Columbia/Harlech area. Further expansion of the Trust's main compression station is planned for early 2007, which will facilitate new production from 2007 drilling.

CLIVE - COAL BED METHANE – Beginning in 2003, Fairborne has developed an extensive Coal Bed Methane (CBM) project in the Clive area of Central Alberta. The Clive project targets natural gas from numerous coal seams within the Cretaceous Horseshoe Canyon formation. By the end of 2006, the Trust had participated in the drilling of over 100 wells, 89 of which were on production. The combined production from these wells was 10.5 MMcf per day (gross) at year end, with an average production rate per well of 120 Mcf per day.

In 2007, the Trust plans to continue its extensive development program with the drilling of up to 50 wells on the undeveloped portion of the Company's 45,000 gross (34,935 net) acre land position.

Long term development plans for CBM at Clive involve drilling four wells per square mile for a minimum of 200 wells in the fully developed model. Current CBM wells decline at less than half the forecast total corporate decline rate of 22 percent and therefore have the effect of reducing the overall corporate decline rate for the next two to three years as CBM accounts for an increasing percentage of our total production.

SUMMARY OF RESERVES

The Trust's independent engineering evaluation, effective December 31, 2006, was prepared by the independent engineering firms of GLJ Petroleum Consultants Ltd. ("GLJ") and Sproule Associates Ltd. ("Sproule") in accordance with the definitions set out under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101").

SUMMARY OF OIL AND GAS RESERVES – GROSS (1) AND NET (2) RESERVES (FORECAST PRICES)

	Light/Medium Crude Oil		Heavy Oil		Natural Gas Liquids		Natural Gas		Coal Bed Methane		2006 BOE	
	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Bcf)	Net (Bcf)	Gross (Bcf)	Net (Bcf)	Gross (MBOE)	Net (MBOE)
Proved reserves												
Developed producing	3,700	3,146	26	23	977	663	51.6	39.6	14.4	12.6	15,695	12,529
Developed non-producing	525	467	27	24	155	106	3.8	2.9	0.8	0.7	1,459	1,192
Undeveloped	904	768	354	314	380	262	15.1	11.3	19.0	16.4	7,321	5,958
Total Proved	5,128	4,382	407	361	1,512	1,030	70.4	53.8	34.2	29.6	24,475	19,679
Probable	2,148	1,847	288	249	1,022	692	46.2	36.3	14.7	12.7	13,603	10,967
Total Proved plus Probable	7,276	6,229	695	610	2,533	1,722	116.6	90.2	48.9	42.4	38,078	30,647

NOTE: May not add due to rounding

(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairborne.

(2) "Net" reserves means the total working interest (operating and non-operating) share after deduction of royalty obligations plus Fairborne's royalty interests in reserves.



RESERVES PER TRUST UNIT

One of the key measures of trust performance is the year over year change in reserves per unit. This calculation takes into account the volumes discovered during the year and combines it with capital efficiency, while incorporating the effect of any units issued during the year. The following table summarizes Fairborne's gross reserves per unit changes for 2006:

	Proved		Proved plus Probable	
	Reserves per thousand Units (BOE)	% of opening balance	Reserves per thousand Units (BOE)	% of opening balance
December 31, 2005	483	100	696	100
Exploration & development [1]	49	10	94	14
Acquisitions, net of dispositions	12	3	17	2
Production	(74)	(15)	(74)	(11)
Change in trust units	(3)	(1)	(4)	(1)
December 31, 2006	468	97	728	105

NOTE: May not add due to rounding.

(1) Includes extensions, improved recovery, discoveries and revisions.

NET PRESENT VALUE OF RESERVES, BEFORE INCOME TAXES

December 31, 2006 [1],[2],[3],[4] *($thousands)*	Undiscounted	Discounted at: 5%	10%	15%	20%
Proved reserves					
Developed producing	461,527	381,103	327,696	289,368	260,376
Developed non-producing	47,360	37,088	30,196	25,278	21,620
Undeveloped	142,685	102,695	75,313	55,887	41,695
Total Proved	651,572	520,886	433,204	370,534	323,691
Probable	397,822	250,922	172,898	125,954	95,424
Total Proved plus Probable	1,049,395	771,808	606,102	496,487	419,115

NOTE: May not add due to rounding

(1) Utilizing GLJ January 1, 2007 price forecast

(2) As required by NI 51-101, undiscounted well abandonment costs of $14.4 million for total proved reserves and $18.3 million for total proved plus probable reserves are included in the Net Present Value determination

(3) Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.

(4) Fairborne is entitled to deduct from its income all amounts which are paid or payable to its unitholders in a given financial year. As Fairborne distributes all its taxable income to its unitholders, net present values of the future net revenues have not been included on an after-tax basis. Fairborne has not considered the effect of the proposed tax changes for Trusts.



2006 CAPITAL EFFICIENCY HIGHLIGHTS

	Proved	Proved plus Probable
Capital costs *($thousands)*		
Exploration and development	69,643	69,643
Acquisitions, net of dispositions	22,378	22,378
Change in future development costs [1]	2,738	15,685
Reserve additions *(MBOE)*		
Exploration and development	2,569	4,890
Acquisitions, net of dispositions	640	861
Finding and development costs, including change in future capital [1][2] *($ per BOE)*	28.18	17.45
Finding and development costs, excluding change in future capital [1][5] *($ per BOE)*	27.11	14.24
Finding, development and acquisition costs, including change in future capital [1][4][5] *($ per BOE)*	29.53	18.73
Finding, development and acquisition costs, excluding change in future capital [1][4][5] *($ per BOE)*	28.68	16.00
Operating netback *($ per BOE)*	33.58	33.58
Finding, development and acquisition costs, excluding change in future capital [1][5] *($ per BOE)*	28.68	16.00
Recycle ratio	1.2	2.1
Reserve additions, including acquisitions and revisions *(MBOE)*	3,209	5,751
Total 2006 production *(MBOE)*	3,855	3,855
Reserve replacement ratio	0.8	1.5
Gross reserves [3] *(MBOE)*	24,475	38,078
Fourth quarter 2006 production *(BOE per day)*	10,623	10,623
Annual 2006 production *(BOE per day)*	10,562	10,562
Reserve Life Index, using annualized Q4 production *(years)*	6.3	9.8
Reserve Life Index, using 2006 annual production *(years)*	6.3	9.9

1) *The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.*

(2) *Calculated in accordance with NI 51-101 as exploration and development costs incurred in the year along with the change in estimated future development costs divided by the applicable reserve additions. In 2005, F&D costs as calculated in accordance with NI 51-101 were $26.19 per BOE for proved reserves and $37.04 per BOE for proved plus probable reserves. F&D costs on a three year average were $19.19 per BOE for proved reserves and $15.35 per BOE for proved plus probable reserves.*

(3) *Gross reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest.*

(4) *Fairborne also calculates finding, development and acquisition ("FD&A") costs which incorporate both the costs and associated reserve additions related to acquisitions net of any dispositions during the year. Since acquisitions can have a significant impact on Fairborne's annual reserve replacement costs, the Trust believes that FD&A costs provide a more meaningful portrayal of Fairborne's cost structure.*

(5) *F&D costs, excluding change in future capital for proved reserves were $27.19 per BOE in 2005 (proved plus probable - $20.92 per BOE) and $16.01 per BOE on a three year average (proved plus probable - $11.50 per BOE). FD&A costs, including change in future capital for proved reserves were $27.54 per BOE in 2005 (proved plus probable - $70.15 per BOE) and $21.22 per BOE on a three year average (proved plus probable - $16.53 per BOE). FD&A costs, excluding change in future capital for proved reserves were $19.69 per BOE in 2005 (proved plus probable - $44.58 per BOE) and $18.67 per BOE on a three year average (proved plus probable - $13.43 per BOE)*



FAIRBORNE ENERGY TRUST

3400, 450 - 1st Street SW
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-7751

AUDITORS

KPMG LLP

RESERVE EVALUATORS

GLJ PETROLEUM CONSULTANTS LTD.

SPROULE ASSOCIATES LIMITED

BANK

ROYAL BANK OF CANADA
NATIONAL BANK OF CANADA
BANK OF NOVA SCOTIA
ALBERTA TREASURY BRANCH

LEGAL COUNSEL

BURNET, DUCKWORTH & PALMER LLP
MCCARTHY TETRAULT LLP

STOCK EXCHANGE LISTING

THE TORONTO STOCK EXCHANGE
Trading Symbol: **FEL.UN**
Exchangeable Shares: **FXL**
Convertible Debentures: **FEL.DB**

CORPORATE GOVERNANCE

A system of corporate governance for Fairborne has been established to provide the Board of Directors, management and unitholders of the Trust with effective governance. A more detailed discussion of corporate governance is available in the Information Circular for the Annual Meeting of Unitholders.

DIRECTORS

ROBERT B. HODGINS
Investor and Corporate Director

JOHANNES J. NIEUWENBURG
Chairman
C1 Energy Ltd.

MICHAEL E.J. PHELPS
Chairman
Dornoch Capital Inc.

STEVEN R. VANSICKLE
President and CEO
Fairborne Energy Trust

RICHARD A. WALLS
President and CEO
Fairquest Energy Limited

RODNEY D. WIMER
President
Mazama Capital Partners

GENERAL INFORMATION

Unitholders and interested investors are encouraged to visit our web site:
http://www.fairbornetrust.com
Historical public documents, corporate information, latest presentation material and press releases are all available.
Filings also available at: www.sedar.com

ANNUAL MEETING ANNOUNCEMENT

The Annual General Meeting of the Unitholders of Fairborne Energy Trust will be held at 3:00 pm, on Friday May 25, 2007 in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Avenue S.W. Calgary, Alberta.

OFFICERS

STEVEN R. VANSICKLE
President
and Chief Executive Officer

DAVID L SUMMERS
Chief Operating Officer

AARON G. GRANDBERG
Chief Financial Officer

SHAUN E. ALSPACH
Vice President
Business Development

JACKIE M. CUGNET
Vice President
Finance

DAVID S. CYMBALISTY
Vice President
Engineering

F. TOM PARK
Vice President
Marketing

GARY M. POIRIER
Vice President
Production

DAVID E.T. PYKE
Vice President
Land and Contracts

JAMES E. YOUNG
Vice President
Exploration

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Steven R. VanSickle, President and Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2007

Steven R. VanSickle
President and Chief Executive Officer
Fairborne Energy Trust

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Aaron G. Grandberg, Vice President Finance and Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust (the issuer) for the period ending December 31, 2006;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

   (c) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5. I have caused the issuer to disclose in the annual MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: March 28, 2007

Aaron G. Grandberg
Chief Financial Officer
Fairborne Energy Trust

FAIRBORNE ENERGY TRUST

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Security Class

Holder Account Number

Fold

Form of Proxy - Annual and Special Meeting to be held on May 25, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management, including on any ballot that may be called for.

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6. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

7. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 3:00 p.m., Calgary time, on May 23, 2007.

Appointment of Proxyholder

The undersigned holder ("Unitholder") of trust units ("**Units**") of Fairborne Energy Trust (the "**Trust**") hereby appoints Steven R. VanSickle, President and Chief Executive Officer of Fairborne Energy Ltd. ("**Fairborne Energy**"), or, failing him, Aaron G. Grandberg, Chief Financial Officer of Fairborne Energy, both of the City of Calgary, in the Province of Alberta,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on May 25, 2007 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this instrument of proxy in the following manner:

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Fixing the Number of Directors

Fixing the number of directors of Fairborne Energy to be elected at the Meeting at six (6) members

For ☐ Against ☐

2. Election of Directors

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The election as directors of Fairborne Energy for the ensuing year of the six (6) nominees proposed by management in the Trust's Information Circular – Proxy Statement dated April 25, 2007 (the "**Information Circular**")

Vote FOR or WITHHOLD for all nominees proposed by Management

For ☐ Withhold ☐

3. Appointment of Auditors

The appointment of KPMG LLP, Chartered Accountants, as our auditors and to authorize the directors to fix their remuneration as such

For ☐ Withhold ☐

4. Amendments to the Trust's Restricted Unit and Performance Unit Incentive Plan

To pass, with or without variation, an ordinary resolution approving certain amendments to the Trust's restricted unit and performance unit incentive plan, as more particularly described in the Information Circular

For ☐ Against ☐

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5. Other Business

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

FAIRBORNE ENERGY TRUST

**VOTING DIRECTION FOR
HOLDERS OF EXCHANGEABLE SHARES
OF FAIRBORNE ENERGY LTD.**

The undersigned holder (the "Holder") of exchangeable shares ("Exchangeable Shares") of Fairborne Energy Ltd. has the right to instruct Computershare Trust Company of Canada (the "Trustee") in respect of the exercise of their votes at the annual and special meeting of the unitholders of Fairborne Energy Trust (the "Trust") to be held on May 25, 2007 (the "Meeting"), as follows:

- To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint a representative of the Trust's management as proxy to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Exchangeable Shares be voted as follows:

FOR ☐ **or AGAINST** ☐ fixing the number of directors of Fairborne Energy Ltd. ("Fairborne Energy") to be elected as a result of the Meeting at 6 members;

FOR ☐ **or WITHHOLD FROM VOTING FOR** ☐ the election as directors of Fairborne Energy for the ensuing year of the 6 nominees proposed by management in our information circular – proxy statement dated April 25, 2007 the ("Information Circular");

FOR ☐ **or WITHHOLD FROM VOTING FOR** ☐ the appointment of KPMG LLP, Chartered Accountants, as the Trust's auditors and to authorize the directors to fix their remuneration as such; and

FOR ☐ **or AGAINST** ☐ the ordinary resolution approving certain amendments to the Trust's restricted unit and performance unit incentive plan, as more particularly described in the Information Circular.

IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S EXCHANGEABLE SHARES WILL NOT BE VOTED

PLEASE SELECT ONE OF THE FOLLOWING:

☐ **Direct the Trustee to Vote Exchangeable Shares**
The Holder hereby directs the Trustee to vote as indicated.

☐ **Appointment of Management as Proxy**
The Holder hereby appoints Steven R. VanSickle, President and Chief Executive Officer of Fairborne Energy, or, failing him, Aaron G. Grandberg, Chief Financial Officer of Fairborne Energy, as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

☐ **Appointment of the Holder, or the Holder's Designee as Proxy**
The Holder hereby appoints ______________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EXCHANGEABLE SHARES AS INDICATED.

DATED: ____________________, 2007.

____
Signature of Holder

____
Name of Holder (please print)

____
Name of Exchangeable Shares held (please print)

(Number of votes is equal to the number of Exchangeable Shares held multiplied by the Exchange Ratio as at April 5, 2007 or 1.23378)

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and is received by Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1 not less than 48 hours before the time for holding the Meeting or any adjournment thereof. The voting direction is valid only for the Meeting or any adjournment of the Meeting.

2. If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.

3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.

5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

6. This proxy is solicited on behalf of management of Fairborne Energy.

7. A Holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Computershare Trust Company of Canada at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

FAIRBORNE ENERGY TRUST

Notice of
Annual and Special Meeting of Unitholders
to be held on May 25th, 2007

The annual and special meeting (the "**Meeting**") of the unitholders of Fairborne Energy Trust will be held in the McMurray Room of the Calgary Petroleum Club, 319 - 5th Ave S.W., Calgary, Alberta on, May 25th, 2007 at 3:00 p.m. (Calgary time) to:

1. receive and consider our consolidated comparative financial statements for the year ended December 31, 2006, together with the report of the auditors thereon;

2. fix the number of directors of Fairborne Energy Ltd. ("**Fairborne**") to be elected at the Meeting at six (6) members;

3. elect directors of Fairborne;

4. appoint our auditors and to authorize the directors to fix their remuneration as such;

5. to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth in the information circular and proxy statement of Fairborne dated April 25, 2007 (the "**Information Circular**"), to approve certain amendments to Fairborne's Restricted Unit and Performance Unit Incentive Plan, all as more particularly described in the Information Circular; and

6. transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular accompanying this notice.

If you are unable to attend the Meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address not less than 48 hours before the time for holding the Meeting or any adjournment thereof.

Only unitholders of record at the close of business on April 5, 2007 will be entitled to vote at the Meeting even though the unitholder has since that time disposed of his or her units, and no unitholder becoming such after that time will be entitled to vote at the Meeting.

DATED at Calgary, Alberta this 25th day of April, 2007.

BY ORDER OF THE BOARD OF DIRECTORS
OF FAIRBORNE ENERGY LTD.

(signed) "Steven R. VanSickle"
President and Chief Executive Officer

FAIRBORNE ENERGY TRUST

Information Circular - Proxy Statement
for the Annual and Special Meeting to be held on May 25th, 2007

Solicitation of Proxies

This information circular - proxy statement is furnished in connection with the solicitation of proxies for use at the annual and special meeting (the "**Meeting**") of the unitholders of Fairborne Energy Trust (the "**Trust**") to be held at 3:00 p.m. (Calgary time) on May 25th, 2007 in the McMurray Room, located at The Calgary Petroleum Club, 319 - 5th Ave S.W., Calgary, Alberta, and at any adjournment thereof. Forms of proxy must be addressed to and reach Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours before the time for holding the Meeting or any adjournment thereof. Only unitholders of record at the close of business on April 5, 2007 (the "**Record Date**") will be entitled to vote at the Meeting even though the unitholder has since that time disposed of his or her units, and no unitholder becoming such after that time will be entitled to vote at the Meeting.

We have two outstanding types of securities that entitle holders to vote generally at meetings of unitholders, being trust units and special voting units. Each trust unit outstanding at the close of business on the Record Date is entitled to one vote. One special voting unit was issued to Computershare Trust Company of Canada as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares issued by our subsidiary, Fairborne Energy Ltd. ("**Fairborne**"), in connection with a plan of arrangement which became effective June 1, 2005. This special voting unit is entitled to that number of votes equal to the number of trust units into which the exchangeable shares are exchangeable as at the Record Date. The trust units and the special voting unit vote together as a single class on all matters. Computershare Trust Company of Canada is required to vote the special voting unit in the manner that holders of exchangeable shares instruct, and to abstain from voting in respect of the exchangeable shares for which Computershare Trust Company of Canada does not receive instructions.

The instrument appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are directors and/or officers of Fairborne. As a unitholder you have the right to appoint a person, who need not be a unitholder, to represent you at the Meeting. To exercise this right you should insert the name of the desired representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Advice to Beneficial Holders of Trust Units

The information set forth in this section is of significant importance to you if you do not hold your trust units in your own name. Only proxies deposited by unitholders whose names appear on our records as the registered holders of trust units can be recognized and acted upon at the Meeting. If trust units are listed in your account statement provided by your broker, then in almost all cases those trust units will not be registered in your name on our records. Such trust units will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such trust units are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities Limited, which acts as nominees for many Canadian brokerage firms. Trust units held by your broker or their nominee can only be voted upon your instructions. Without specific instructions, your broker or their nominee is prohibited from voting your trust units. We do not know for whose benefit the trust units registered in the name of CDS & Co. are held.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your trust units are voted at the Meeting. Often, the form of proxy supplied by your broker is identical to the form of proxy provided to registered unitholders. However, its purpose is limited to instructing the registered unitholder how to vote on your behalf. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (formerly ADP Investor Communication) ("**Broadridge**") or another intermediary. **Broadridge typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the beneficial unitholder and asks such holders to return the voting request forms or proxy forms to Broadridge. Alternatively, unitholders may be provided with a toll free telephone number to vote their shares. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting**

the voting of trust units to be represented at the Meeting. If you receive a voting instruction request or a proxy with an Broadridge sticker on it, it cannot be used as a proxy to vote trust units directly at the Meeting as the proxy must be returned as directed by Broadridge well in advance of the Meeting in order to have the trust units voted. Accordingly, it is strongly suggested that beneficial unitholders return their completed instructions or proxies as directed by Broadridge well in advance of the Meeting.

The foregoing discussion similarly applies to holders of exchangeable shares who do not hold their exchangeable shares in their own name. Only holders of exchangeable shares whose name appears on the records of Fairborne as the registered holders of exchangeable shares are entitled to instruct Computershare Trust Company of Canada as to how they exercise voting rights in respect to their exchangeable shares at the Meeting.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you or the person you give your proxy attends personally at the Meeting you or such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at our head office at any time up to and including the last business day before the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

A holder of exchangeable shares who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other matter permitted by law, a voting direction may be revoked by instrument in writing executed by the holder of exchangeable shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Computershare Trust Company of Canada set forth in the form of voting direction at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the voting direction is to be acted upon, or with a representative of Computershare Trust Company of Canada in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

Persons Making the Solicitation

This solicitation is made on behalf of our management. We will bear the costs incurred in the preparation and mailing of the form of proxy, notice of annual and special meeting and this information circular - proxy statement. In addition to mailing forms of proxy and voting directions, proxies may be solicited by personal interviews, or by other means of communication, by our directors, officers and employees who will not be remunerated therefor.

Exercise of Discretion by Proxy

The trust units represented by proxy in favour of our management nominees will be voted on any poll at the Meeting. Where you specify a choice with respect to any matter to be acted upon the trust units will be voted on any poll in accordance with the specification so made. **If you do not provide instructions your trust units will be voted in favour of the matters to be acted upon as set out herein. The persons appointed under the form of proxy which we have furnished are conferred with discretionary authority with respect to amendments or variations of those matters specified in the form of proxy and notice of annual and special meeting and with respect to any other matters which may properly be brought before the Meeting or any adjournment thereof.** At the time of printing this information circular - proxy statement, we know of no such amendment, variation or other matter.

Voting by Holders of Exchangeable Shares

Computershare Trust Company of Canada holds our one outstanding special voting unit. The special voting unit is entitled to a number of votes at the Meeting equal to the number of trust units into which exchangeable shares are exchangeable on the Record Date. Each holder of exchangeable shares is entitled to give Computershare Trust Company of Canada voting instructions for a number of votes equal to the number of trust units into which that holder's exchangeable shares are exchangeable as at the Record Date. The procedures for the holders of exchangeable shares to instruct Computershare Trust Company of Canada about voting at the Meeting are explained in the "Voting Direction for holders of Exchangeable Shares of Fairborne Energy Ltd." that has been provided to holders of exchangeable shares with this information circular – proxy statement.

A voting direction is the means by which holders of exchangeable shares may authorize the voting of the voting rights associated with the exchangeable shares at the Meeting. Computershare Trust Company of Canada will exercise each vote only as directed on the voting direction. In the absence of instructions to voting, Computershare Trust Company of Canada will not exercise your votes. You may also instruct Computershare Trust Company of Canada to give a proxy entitling your designee of the holder to vote personally the relevant number of votes or to grant to our management a proxy to vote those votes.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

We are authorized to issue an unlimited number of trust units and an unlimited number of special voting units without nominal or par value. As at April 25, 2007, there were 48,520,598 trust units and one special voting unit issued and outstanding. As a holder of trust units you are entitled to one vote for each trust unit you own. As a holder of exchangeable shares you are entitled to a number of votes equal to the number of trust units into which your exchangeable shares are exchangeable as at the Record Date. As at April 25, 2007 there were 3,961,796 exchangeable shares issued and outstanding exchangeable into 4,887,985 trust units.

To the knowledge of our directors and executive officers, as at April 25, 2007 no person or company beneficially owned, directly or indirectly, or exercised control or direction over, trust units or exchangeable shares entitled to more than 10% of the votes which may be cast at the Meeting.

As at April 25, 2007, our directors and executive officers, as a group, beneficially owned, directly or indirectly, or exercised control over 3,684,783 trust units or approximately 7.6% of the issued and outstanding trust units and 2,074,573 exchangeable shares or approximately 52.4% of the issued and outstanding exchangeable shares, representing approximately 11.7% of the aggregate votes entitled to be cast at the Meeting based upon the exchange ratio in effect on the Record Date of 1.23378.

QUORUM FOR MEETING

A quorum for the Meeting is two or more persons either present in person or represented by proxy and representing in the aggregate not less than 5% of our outstanding trust units. For the purposes of determining such quorum, the holders of any issued special voting units who are present at the Meeting shall be regarded as representing outstanding trust units equivalent in number to the votes attaching to such special voting units in respect of which such holders have a direction to vote. If a quorum is not present at the Meeting within 30 minutes after the time fixed for the holding of the Meeting, the Meeting will be adjourned to such day being not less than 14 days later and to such place and time as may be determined by the chairman of the Meeting. At such Meeting, the unitholders present either personally or by proxy shall form a quorum.

MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

At the Meeting, unitholders will be asked to fix the number of directors of Fairborne to be elected as a result of the Meeting at six members and to elect six directors to hold office until the next annual meeting or until their successors are elected or appointed. There are currently six directors of Fairborne, each of whom retire from office at the Meeting.

Management is soliciting proxies, in the accompanying form of proxy, in favour of an ordinary resolution fixing the number of directors to be elected at 6 members, and in favour of the election as directors of the six nominees set forth below:

Richard A. Walls
Steven R. VanSickle
Michael E. J. Phelps
Johannes J. Nieuwenburg
Rodney D. Wimer
Robert B. Hodgins

Following the Meeting, Computershare Trust Company of Canada, as trustee of the Fairborne Energy Trust, shall elect the individuals so elected by the unitholders to the board of directors (the "**Board**" or the "**Board of Directors**") of Fairborne.

The names and municipalities of residence of all of the persons nominated for election as directors, their principal occupations for the past five years, the year in which they became directors of Fairborne and the approximate number of trust units and exchangeable shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by each of them, as of April 25, 2007, is set forth below:

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Trust Units / Exchangeable Shares Beneficially Owned, Controlled or Directed
Richard A. Walls[6] Calgary, Alberta	President and Chief Executive Officer of Fairquest Energy Limited since May, 2005; prior thereto, President and Chief Executive Officer of Fairborne from January 2002 to May 2005; prior thereto, special advisor to Duke Energy Field Services Canada Ltd. (**"Duke Energy"**) from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream Services Ltd. (**"CMSL"**) (a private oil and natural gas midstream company); and prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. (**"Pan East"**) (a public oil and natural gas company).	January, 2002	662,618 /1,988,239
Steven R. VanSickle Calgary, Alberta	President and Chief Executive Officer of Fairborne since May, 2005; prior thereto, Senior Vice-President, Exploration of Fairborne from May 2002 to May 2005; prior thereto, Vice-President, Business Development of Duke Energy from May 2001 to May 2002; prior thereto, Vice-President, Business Development of CMSL from April 1999 to May 2001; and prior thereto, Manager, Business Development of PanEast from January 1998 to November 1998.	June, 2005	915,076 / Nil
Michael E.J. Phelps[1][3][4][6] Vancouver, B.C.	Chairman, Dornoch Capital Inc. (a private investment company); prior thereto, Chairman and Chief Executive Officer of Westcoast Energy Inc. from 1988 until its merger with Duke Energy in 2002; from 2003 to 2005, Chair of the "Wise Persons Committee", a Committee formed to review the structure of Securities Regulation in Canada.	July, 2002	54,485 / Nil
Johannes J. Nieuwenburg[2][3][4] Calgary, Alberta	Private businessman since 2001; prior thereto, President and Chief Executive Officer of Petromet Resources Limited from May, 1998 to May, 2001 and Executive Vice President and Chief Operating Officer thereof from March, 1998; prior thereto, Vice President, Asset Management of Norcen Energy Resources Limited from March, 1997 to March, 1998; and prior thereto, held various positions with Amoco Energy Group, North America from May, 1980 to March, 1997, with the last position being General Management, Business Development.	June, 2005	55,946 / Nil
Rodney D. Wimer[1][2][3][6] Bend, Oregon	President, Mazama Capital Partners (a private investment firm) since January 2002; prior thereto, from March 2001 to January 2002, President, Commercial Power Division of Dynegy, Inc. and from January 1997 to March 2001, President and Chief Executive Officer of Dynegy Canada Inc.	May, 2002	120,534 / Nil

Name and Municipality of Residence	Principal Occupation	Director Since	Number of Trust Units / Exchangeable Shares Beneficially Owned, Controlled or Directed
Robert B. Hodgins[(1)(2)(4)] Calgary, Alberta	Robert B. Hodgins is a private investor and a corporate director; prior thereto, from 2002 to 2004, Chief Financial Officer of Pengrowth Energy Trust; prior thereto, from 1998 to 2002 Vice President and Treasurer of Canadian Pacific Limited; and prior thereto, Chief Financial Officer of TransCanada Pipelines Limited ("**TransCanada**") from 1993 to 1998 and held various other senior positions at TransCanada commencing in 1981.	June, 2005	6,946 / Nil

Notes:

(1) Member of our Audit Committee. For Audit Committee Information, please see the section entitled "*Audit Committee Information*" in the Trust's Annual Information Form for the year ended December 31, 2006, a copy of which has been filed on SEDAR at www.sedar.com.
(2) Member of our Reserves Committee.
(3) Member of our Compensation Committee.
(4) Member of our Corporate Governance and Joint Operations Committee.
(5) The exchangeable shares are convertible into trust units at an exchange ratio, as at April 25, 2007 of 1.23378.
(6) These individuals served as directors of Fairborne Energy Ltd. prior to the plan of arrangement among, *inter alia*, Fairborne Energy Ltd., Fairborne Energy Trust and Fairquest Energy Limited which became effective June 1, 2005 and pursuant to which Fairborne Energy Trust was formed.
(7) All of the directors will hold office until the next annual meeting of unitholders or until their successor is duly elected or appointed, unless their office is earlier vacated.

The information as to voting securities beneficially owned, directly or indirectly, is based upon information furnished to us by the nominees.

To the knowledge of our executive officers and directors, none of our proposed directors are, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity: (a) was the subject of a cease trading order or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than thirty consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemptions under securities legislation, for a period of more than thirty consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. In addition, none of such persons has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromises with creditors, or had a receiver, receiver manager or trustee appointed to hold his assets within the last ten years. No proposed director of Fairborne has been the subject of any penalties or sanctions imposed by a court relating to securities legislation or by any securities regulatory authority, or has entered into a settlement agreement with a securities regulatory authority or been the subject of any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable unitholder in deciding whether to vote for a proposed director.

Appointment of Auditors

Management is soliciting proxies, in the accompanying form of proxy, in favour of the appointment of the firm of KPMG LLP, Chartered Accountants, as our auditors, to hold office until the next annual meeting of the unitholders and to authorize the directors to fix their remuneration as such. KPMG LLP have been our auditors since our formation and have been the auditors of Fairborne since its formation.

Amendments to Incentive Plan

The Trust's restricted unit and performance unit incentive plan (the "**Incentive Plan**") is described under "*Executive Compensation – Incentive Plan*" below. Unitholders will be asked at the Meeting to consider and, if thought advisable, to pass an ordinary resolution to approve certain amendments to the Incentive Plan. The Incentive Plan, in its current form, was last approved by our securityholders on May 26, 2005.

By notice dated June 6, 2006, the Toronto Stock Exchange ("**TSX**") advised that it will retract certain interpretations given by the TSX with respect to certain provisions of its rules relating to amendments to security based compensation arrangements and the amending provisions contained therein. The TSX advised that issuers have until June 30, 2007 to adopt amending procedures in accordance with the requirements of the TSX, failing which issuers will no longer be able to make amendments to their plan, without securityholder approval, including any amendments that may be considered to be of a housekeeping nature.

On March 7, 2007, the Board unanimously approved, subject to regulatory and shareholder approval, an amendment to the Incentive Plan (the "**Proposed Amendments**") to amend the amending provision of the Incentive Plan to provide that the Plan or any Restricted Units or Performance Units granted thereunder may be amended, modified or terminated by the Board without unitholder approval, subject to approval of the TSX provided that the Incentive Plan may not be amended without unitholder approval to: (a) increase the percentage of Trust Units issuable pursuant to the Incentive Plan to in excess of 5% of the issued and outstanding trust units and the number of trust units issuable on exchange of outstanding exchangeable shares as currently prescribed; (b) increase the maximum limit of the number of trust units issuable pursuant to Restricted Units and Performance Units granted and outstanding pursuant to the Incentive Plan to non-management directors to in excess of 0.5% of the issued and outstanding trust units as currently prescribed; (c) increase the maximum limit on the number of trust units that may be issued to insiders from the 10% limit currently prescribed; (d) make an amendment to the Incentive Plan that would permit a holder to transfer and assign unit awards to a beneficial holder other than in the case of death of the holder; or (e) amend the amending provision.

In accordance with the requirements of the TSX, approval of the Proposed Amendment requires approval of a majority of votes cast on the resolution at the Meeting.

At the Meeting, unitholders will be asked to consider and, if thought advisable, pass an ordinary resolution to approve the Proposed Amendment as follows:

> BE IT RESOLVED, AS AN ORDINARY RESOLUTION OF THE UNITHOLDERS of Fairborne Energy Trust, that the restricted unit and performance unit incentive plan of Fairborne Energy Trust be amended as described in the information circular and proxy statement of Fairborne Energy Trust dated April 25, 2007 with such other conforming changes as the board of directors of Fairborne Energy Ltd. considers necessary or appropriate.

Unless otherwise directed, the persons named in the enclosed form of proxy, if named as proxy, intend to vote for approval of the foregoing resolution approving the Proposed Amendment.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation paid to our Chief Executive Officer, Chief Financial Officer, and the next three most highly compensated executive officers of Fairborne whose total salary and bonus earned in the last completed financial year exceeded $150,000 (the "**Named Executive Officers**").

					Long-term compensation			
		Annual compensation			Awards		Payouts	
Name and principal position	**Fiscal year**	**Salary ($)**	**Bonus[3] ($)**	**Other annual compensation ($)[4]**	**Securities under options/SARS granted (#)**	**Securities subject to resale restriction ($)**	**LTIP payouts[7] ($)**	**All other compensation ($)**
Steven R. VanSickle[1] President and Chief Executive Officer	2006 2005 2004	255,000 201,667 168,000	150,000 - 129,122	- - -	16,100[6] 42,200[6] 96,000[5]	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil
David L. Summers Chief Operating Officer	2006 2005 2004	204,875 197,375 188,375	150,000 - 144,783	- - -	10,200[6] 28,400[6] 96,000[5]	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil
Aaron G. Grandberg[2] Vice-President, Finance and Chief Financial Officer	2006 2005	172,500 90,385	130,000 -	- -	10,100[6] 18,800[6]	N/A N/A	Nil Nil	Nil Nil
Gary M. Poirier Vice-President, Production	2006 2005 2004	156,250 144,167 135,917	82,500 - 64,862	- - -	3,900[6] 19,200[6] 25,000[5]	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil
David E. T. Pyke Vice-President, Land	2006 2005 2004	155,000 138,250 131,750	82,500 - 93,946	- - -	3,900[6] 19,200[6] 25,000[5]	N/A N/A N/A	Nil Nil Nil	Nil Nil Nil

Notes:

(1) Mr. VanSickle was appointed President and Chief Executive Officer on May 30, 2005. Prior to that time, Mr. VanSickle was the Senior Vice-President, Exploration of Fairborne.

(2) Mr. Grandberg was appointed Vice-President, Finance and Chief Financial Officer on May 30, 2005. Amounts shown in the table for 2005 represent amounts actually paid by Fairborne in 2005 following Mr. Grandberg's commencement of employment with Fairborne.

(3) Bonuses for 2004 were paid in 2005 and relate to performance in the prior fiscal year. Bonuses paid in 2007 relate to performance in 2006.

(4) The value of perquisites and other personal benefits received by each Named Executive Officers is not greater than $50,000 and 10% of the total salary and bonus for the period.

(5) Represents options granted which relate entirely to Fairborne. In conjunction with completion of the reorganization of Fairborne into a trust effective June 1, 2005, all of the outstanding options held by these individuals were exercised on a cashless exercise basis or paid out in cash based on their intrinsic value.

(6) Represents Restricted Units granted under the Trust's Incentive Plan. See "*Restricted Unit Grants During the Year Ended December 31, 2006*", "*Aggregated Restricted Unit Exercises During the Year Ended December 31, 2006 and Year End Restricted Unit Values*" and "*Incentive Plan*".

(7) The Named Executive Officers have been granted Performance Units under the Trust's Incentive Plan. See "*Long Term Incentive (LTIP) Awards- Performance Units*", "*Aggregated Performance Units Exercises During the Year Ended December 31, 2006 and Year End Performance Unit Values*" and "*Incentive Plan*".

Long Term Incentive (LTIP) Awards – Performance Units

The following sets forth information in respect of awards of Performance Units ("**PTU**") to the Named Executive Officers under the Trust's Incentive Plan during the most recently completed financial year.

Name	Performance Unit Award (#)	Period Until Maturation or Payout	Estimated Future Payouts Under Non Securities Price Based Plans		
			Threshold (#) [1]	Target (#) [2]	Maximum (#) [3]
Steven R. VanSickle	36,700 PTU	March 7 / 09	Nil	36,700 PTU	73,400 PTU
David L. Summers	31,800 PTU	March 7 / 09	Nil	31,800 PTU	63,600 PTU
Aaron G. Grandberg	18,400 PTU	March 7 / 09	Nil	18,400 PTU	36,800 PTU
Gary M. Poirier	12,400 PTU	March 7 / 09	Nil	12,400 PTU	24,800 PTU
David E. T. Pyke	12,400 PTU	March 7 / 09	Nil	12,400 PTU	24,800 PTU

Notes:

(1) Threshold (#) is the minimum number of trust units receivable.

(2) The number of Performance Units issuable is based upon performance levels of total unitholder return and other considerations. For illustrative purposes, the numbers set forth above reflect a payout multiplier of 1.0 for the PTU portion of the LTIP Awards. The calculation used for the payout multiplier is based on the percentile rank (of a selected peer group) for total unitholder return and other considerations. For a further description of the Trust's Incentive Plan, please see "*Incentive Plan*" below.

(3) Maximum (#) is the maximum number of trust units payable, subject to adjustment for accumulated distributions.

In addition, Messrs. VanSickle, Summers, Grandberg, Poirier and Pyke were granted 42,200, 28,400, 18,800, 12,800 and 12,800 Performance Units on June 2, 2005.

Aggregated Performance Unit Exercises During the Year Ended December 31, 2006 and Year End Performance Unit Values

Name	Trust Units acquired on exercise (#)	Aggregate Value Realized ($)	Unexercised PTU's at Year End[1] (#) Exercisable / Unexercisable	Value of Unexercised in the Money PTU's at Year End[2] ($) Exercisable / Unexercisable
Steven R. VanSickle	Nil	Nil	Nil / 78,900	Nil / 824,505
David L. Summers	Nil	Nil	Nil / 60,200	Nil / 629,090
Aaron Grandberg	Nil	Nil	Nil / 37,200	Nil / 388,740
Gary M. Poirier	Nil	Nil	Nil / 25,200	Nil / 263,340
David E. T. Pyke	Nil	Nil	Nil / 25,200	Nil / 263,340

Notes:

(1) For illustrative purposes, the numbers set forth above reflect a payout multiplier of 1.0 for the PTU's.

(2) Based on the closing price of the trust units on December 29, 2006 of $10.45. Value has not been adjusted for accumulated distributions.

Restricted Unit Grants During the Year Ended December 31, 2006

The following sets forth information in respect of awards of Restricted Units (**"RTU"**) to the Named Executive Officers under the Trust's Incentive Plan during the most recently completed financial year.

Name	Securities under RTU's granted (#)[1]	Percentage of total RTU's granted to employees in 2006 (%)	Exercise or Base Price ($/Security)	Market value of securities underlying RTU's on date of grant ($/security)[2]	Expiration Date[3]
Steven R. VanSickle	16,100	1.1	Nil	15.49	N/A
David L. Summers	10,200	0.7	Nil	15.49	N/A
Aaron G. Grandberg	10,100	0.7	Nil	15.49	N/A
Gary M. Poirier	3,900	0.3	Nil	15.49	N/A
David E. T. Pyke	3,900	0.3	Nil	15.49	N/A

Notes:

(1) The number of trust units to which the holder is entitled is subject to adjustment to give effect to accumulated distributions on the vested Restricted Units. See "*Incentive Plan*".
(2) Being the five day volume weighted average trading price of the trust units prior to date of grant.
(3) The issue date for Restricted Units is as to one-third of the aggregate on each of the first, second and third anniversaries of the date of grant.

Aggregated Restricted Unit Exercises During the Year Ended December 31, 2006 and Year End Restricted Unit Values

Name	Trust Units acquired on exercise (#)	Aggregate Value Realized ($)(1)	Unexercised RTU's at Year End (#) Exercisable / Unexercisable	Value of Unexercised in the Money RTU's at Year End(2) ($) Exercisable / Unexercisable
Steven R. VanSickle	15,518	218,028	Nil / 44,233	Nil / 462,235
David L. Summers	10,443	146,724	Nil / 29,133	Nil / 304,440
Aaron Grandberg	6,913	97,128	Nil / 22,633	Nil / 236,515
Gary M. Poirier	7,060	99,193	Nil / 16,700	Nil / 174,515
David E. T. Pyke	7,060	99,193	Nil / 16,700	Nil / 174,515

Notes:

(1) Based on the five day volume weighted average trading price prior to date of issue.
(2) Based on the closing price of the trust units on December 29, 2006 of $10.45. Value has not been adjusted for accumulated distributions.

Securities Authorized for Issuance under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under all of our equity compensation plans as at December 31, 2006.

Plan Category	Number of securities to be issued upon exercise of outstanding rights (a)	Weighted-average exercise price of outstanding rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Trust units under the Incentive Plan approved by unitholders	N/A(1)	N/A	2,655,075(2)
Equity compensation plans not approved by unitholders	-	-	-
Total	N/A(1)		2,655,075(2)

Note:

(1) The number of trust units to be issued pursuant to the Restricted Units and Performance Units is currently indeterminable, as (i) we have the ability to pay the amounts in cash or trust units; and (ii) in the case of the Performance Units, the entitlement is subject to adjustment based upon, *inter alia*, relative total unitholder return. See "*Incentive Plan*".
(2) Represents the maximum number of trust units issuable under the Incentive Plan based upon the number of trust units outstanding as at December 31, 2006. See "*Incentive Plan*".

Incentive Plan

Upon our formation on June 1, 2005 we adopted the Incentive Plan, the purpose of which is: (i) to retain and attract qualified directors, officers, employees, consultants and other service providers that the Trust and its affiliates require (collectively, "**Trust Service Providers**"); (ii) to promote a proprietary interest in the Trust by such Trust Service Providers to encourage such individuals to remain in the employ of the Trust and its affiliates and to put forth maximum efforts for the success of the business of the Trust; and (iii) to focus management of the Trust and its affiliates on operating and financial performance and total long term unitholder return.

The Incentive Plan provides for the granting of restricted unit awards (the "**Restricted Units**") and performance unit awards (the "**Performance Units**") to Trust Service Providers. The total number of trust units reserved for issuance pursuant to Restricted Units and Performance Units granted and outstanding under the Incentive Plan at any time shall not exceed a number of trust units equal to 5% of the aggregate number of: (i) issued and outstanding Trust Units; plus (ii) the number of Trust Units issuable upon exchange of outstanding exchangeable shares. The aggregate number of Restricted Units and Performance Units granted to any single Trust Service Provider shall not exceed 1% of the issued and outstanding trust units, calculated on an undiluted basis. In addition: (i) the number of trust units issuable to insiders at any time, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding trust units; and (ii) the number of trust units issued to insiders, within any one year period, under all security based compensation arrangements of the Trust, shall not exceed 10% of the issued and outstanding trust units. On April 24, 2007 the Board of Directors approved certain housekeeping amendments to the Incentive Plan to clarify that the number of trust units issuable pursuant to Restricted Units and Performance Units granted and outstanding pursuant to the Incentive Plan to directors who are not also officers or employees of the Trust or its affiliates is limited to a maximum of 0.5% of the issued and outstanding trust units. As these amendments were considered "housekeeping" in nature under applicable rules of the TSX, such amendments did not require the approval of Unitholders.

The Compensation Committee of the Board of Directors (or such other committee as the Board of Directors considers appropriate) determines, in its discretion, the number of Restricted Units or Performance Units to be granted to Trust Service Providers in accordance with the terms and conditions of the Incentive Plan, subject to the limits contained therein and approval of the Board of Directors. The issue date of Restricted Units and Performance Units is the date upon which the trust units awarded thereunder shall be issued to the grantee of such units. The issue date of Restricted Units is as to one third on each of the first, second and third anniversaries of the date of grant and on the issue date, entitle the Trust Service Provider to receive the number of trust units designated by the Restricted Units granted, as adjusted to give effect to the accumulated distributions on the trust units issuable pursuant to Restricted Units. The issue date of Performance Units is on the third anniversary of the date of grant and, upon vesting, entitle the Trust Service Provider to receive the number of trust units designated by the Performance Units granted, as adjusted to give effect to (i) the accumulated distributions on the vested Performance Units, and (ii) a Payout Multiplier (as defined in the Incentive Plan), which is based principally on the percentile rank of the Trust's Total Unitholder Return (as defined in the Incentive Plan) relative to returns on trust units of members of a selected peer comparison group. If the percentile rank is less than 35, the Performance Multiplier is zero and if the percentile rank is equal to or greater than 75, the Performance Multiplier is two. Pursuant to the terms of the Incentive Plan, the Board of Directors may make additional adjustments to the number of trust units to be issued pursuant to any Performance Units (including adjustments as a result of the absolute Total Unitholder Return without comparison to a peer comparison group) if, in the sole discretion of the Board of Directors, such adjustments are appropriate in the circumstances having regard to the principal purposes of the Incentive Plan.

A Trust Service Provider may elect on any issue date pertaining to Restricted Units or Performance Units to which such person is entitled, subject to the consent of the Trust, to surrender the number of trust units otherwise issuable thereunder for an amount (the "**Settlement Amount**") in cash equal to the aggregate current market value of the trust units otherwise issuable under the Incentive Plan. A Trust Service Provider may also agree with the Trust that all or a portion of the Settlement Amount may be satisfied in whole or in part in trust units in which case the number of trust units that are issuable on the applicable issue date shall be acquired by Fairborne on the TSX or from the Trust, as an issuance from treasury, or a combination thereof; provided that the aggregate number of trust units that may be so acquired on the TSX in any twelve month period shall not exceed 5% of the issued and outstanding trust units at the beginning of the period.

In the event of a Change of Control of the Trust (as defined in the Incentive Plan), the issue dates attaching to the Restricted Units and Performance Units are accelerated so that all trust units awarded pursuant to such Restricted Units and Performance Units that have not yet been issued as of such time shall be made issuable immediately prior to the date upon which the Change of Control is completed. The Incentive Plan also provides for termination of unit awards in the event of the cessation of employment or death of a holder provided that in the case of disability or retirement (which is determined

in accordance with the Incentive Plan and does not include termination for cause, termination not for cause, voluntary resignation or death) the issue date of all Restricted Units and Performance Units is the date that the Trust Service Provider ceases to be a service provider of the Trust as a result of disability or retirement and, in the case of death, the issue date for all trust units awarded to the Trust Service Provider is the date of death and the number of trust units issuable is prorated for the number of months that the holder was a Trust Service Provider. In the event of termination of employment of a holder, other than a termination for cause, all rights to receive trust units under Performance Units shall be immediately terminated as of the date of the termination and, in the case of Restricted Units shall be terminated effective as of 60 days after the termination date.

Currently, the Board of Directors may amend or discontinue the Incentive Plan at any time without securityholder approval, provided any amendment to the Incentive Plan that requires approval of any stock exchange on which the Trust Units are listed for trading may not be made without approval of such stock exchange. Unitholders are being asked at the Meeting to consider and, if thought advisable, pass an ordinary resolution to approve certain amendments to the current amending provision contained in the Incentive Plan. See "*Amendments to Incentive Plan*".

The total number of Restricted Units and Performance Units granted to Trust Service Providers during the year ended December 31, 2006 were 144,100 and 324,000, respectively and as at April 25, 2007 an aggregate of 242,146 trust units had been issued pursuant to Restricted Units and there were 747,752 Restricted Units and 913,289 Performance Units outstanding.

The policies of the TSX require that the Incentive Plan be approved every three years by unitholders.

Compensation of Directors

Each of the non-management directors of Fairborne received in 2006 an annual retainer of $10,000 and $1,000 per meeting of the board of directors or committee meeting attended, plus expenses of attending. Each of the Chairs of our respective committees receives an additional annual retainer of $3,500. A total of $70,000 in fees were paid to our directors in the year ended December 31, 2006. Directors are also entitled to participate in the Incentive Plan. Each of the Trust's non-management directors were granted 1,400 Restricted Units and 4,200 Performance Units in fiscal 2006. See "*Incentive Plan*".

The following table sets out each director's compensation in 2006:

Director (1)	Board Retainer ($)	Committee Chairman Retainer ($)	Board Attendance Fee ($)	Total Fees Paid ($)	RTU's Granted	PTU's Granted
Robert B. Hodgins	10,000	3,500	4,000	17,500	1,400	4,200
Johannes J. Nieuwenburg	10,000	3,500	4,000	17,500	1,400	4,200
Michael E.J. Phelps	10,000	3,500	4,000	17,500	1,400	4,200
Rodney D. Wimer	10,000	3,500	4,000	17,500	1,400	4,200

Note:

(1) Messrs. Steven VanSickle and Richard Walls do not receive any compensation for acting as directors of Fairborne as they are also officers of Fairborne and are compensated as such.

The following table sets out each director's equity ownership interest in the Trust and any changes in ownership interest since March 17, 2006:

	Equity Ownership as at March 17, 2006		Equity Ownership as at April 25, 2007		Net Change in Equity Ownership		Director's "Equity at Risk" Amount (1)
Director	Trust Units	Exchangeable Shares (2)	Trust Units	Exchangeable Shares (3)	Trust Units	Exchangeable Shares	$
Robert B. Hodgins	2,000	-	6,946	-	4,946	-	61,194
Johannes J. Nieuwenburg	51,000	-	55,946	-	4,946	-	492,884
Michael E.J. Phelps	39,132	77,737	54,485	-	15,353	(77,737)	480,013
Steven R. VanSickle	983,407	-	915,076	-	(68,331)	-	8,061,820
Richard A. Walls	854,935	2,068,239	662,618	1,988,239	(192,317)	(80,000)	26,515,350
Rodney D. Wimer	173,069	-	120,534	-	(52,535)	-	1,061,905

Notes:

(1) "Equity at Risk" amount is calculated using the closing price of the trust units ($8.81 per trust unit) and the exchangeable shares ($10.40 per exchangeable share) on the TSX on April 25, 2007.
(2) Holders of exchangeable shares are not eligible to receive monthly distributions, however the exchange ratio increases on a monthly basis by an amount equal to the current month's trust unit distribution multiplied by the then current exchange ratio and divided by the five day volume weighted average trading price of the trust units at the end of each month. Exchangeable shares are convertible into trust units as at March 17, 2006 at an exchange ratio of 1.07463.
(3) Exchangeable shares are convertible into trust units as at April 25, 2007 at an exchange ratio of 1.23378.
(4) Does not include Restricted Units and Performance Units held by these individuals.

Employment Agreements

Fairborne has entered into executive employment agreements (the "**Executive Employment Agreements**") with each of the Named Executive Officers and has entered into change of control agreements ("**Change of Control Agreements**") with its other executive officers. Pursuant to the Executive Employment Agreements, each executive is entitled to participate in and receive rights and benefits under the Incentive Plan. The Executive Employment Agreements may be terminated by Fairborne upon payment of a retiring allowance equal to one and one-half times the executive's then annual salary plus 15% of one and a half times the then annual salary to compensate for loss of benefits and one and a half times cash bonuses paid or payable to the executive in respect of the 24 months preceding the termination date, divided by two. In the event of a change of control (as defined in the Executive Employment Agreement), if the executive is not offered a comparable position following the change of control, the executive has the right, for a period of 6 months following the change of control, to terminate the agreement and be paid the foregoing retirement allowance. Pursuant to the Change of Control Agreements, in the event of a change of control (as defined therein), if the officer's employment is terminated or the officer is constructively dismissed, the officer has the right to terminate his employment and be paid a retirement allowance equal to between nine months' and fifteen months' salary (depending on the length of employment with Fairborne) plus 15% of such officer's annual salary to compensate for loss of benefits.

Technical Services Agreement

In conjunction with completion of the plan of arrangement (the "**Trust Arrangement**") that resulted in the creation of the Trust, Fairborne entered into a technical services agreement with Fairquest Energy Limited ("**Fairquest**") pursuant to which Fairborne provides services to Fairquest with respect to the management, development, exploitation and operation of the assets of Fairquest as well as various administrative services (the "**Technical Services Agreement**"). Under the terms of Technical Services Agreement, Fairborne and Fairquest pay their proportionate share of the general administrative costs of Fairborne, after all recoveries, based on their respective level of oil and natural gas production relative to their combined level of oil and natural gas production and their respective level of capital expenditures relative to combined capital spending. The Technical Services Agreement has no set termination date but is subject to termination on six months' notice by either party.

Prior to completion of the Trust Arrangement, Fairquest completed a private placement of units and performance shares to officers, directors, employees of, and certain service providers to, Fairquest, each unit consisting of one common share of Fairquest ("**Fairquest Shares**") and one common share purchase warrant. The Fairquest Units were issued at a price of $2.11 per Fairquest Unit and the performance shares were issued at a price of $0.01 per share. Fairquest Warrants entitle the holder to acquire one Fairquest Share at a price of $3.17 per share until June 1, 2010, subject to vesting thereof. The warrants vest and are exercisable equally over a three year period commencing on the first anniversary of the date of issue. Each performance share is convertible into a fraction of a Fairquest Share equal to the closing trading price of the Fairquest Shares on the TSX on the date prior to such conversion, less $2.11, if positive, and divided by the Fairquest Share closing price. One third of the performance shares are convertible into Fairquest Shares of Fairquest on each of the first, second and third anniversary dates of the closing of the plan of arrangement which is June 1, 2006, 2007 and 2008, respectively. Fairquest Units were subscribed for by persons including directors, senior officers and employees of Fairborne, and performance shares and options to purchase Fairquest Shares were issued to certain senior officers and employees of Fairborne, as service providers to Fairquest.

Composition and Role of the Compensation Committee

Our Compensation Committee is comprised of Rodney D. Wimer (Chairman), Johannes J. Nieuwenburg and Michael E.J. Phelps. None of these persons are officers or former officers of Fairborne and all are "independent" for purposes of National Policy 58-201 – Corporate Governance Guidelines. The committee's mandate is to formally make recommendations to the Board in respect of compensation issues relating to directors, senior management and staff of Fairborne, including the compensation of the Chief Executive Officer.

Report of Compensation Committee

TO: The Unitholders of Fairborne Energy Trust

Our compensation policies are founded on the principal that executive and employee compensation should be aligned with unitholders' interests and therefore the compensation strategy is weighted towards trust unit ownership. The objectives of the program are to attract and retain a high quality management and employee team and to motivate performance by tying a significant portion of the compensation to enhancement in unit value and to encourage all employees to become significant unitholders. Upon formation of the Trust in June, 2005, base salaries were established at the median of our peer group in the industry. On formation, we adopted the Incentive Plan pursuant to which Restricted Units and Performance Units were granted to Trust Service Providers, which are subject to vesting provisions and, in the case of the Performance Units, certain performance criteria as set forth in the Incentive Plan.

Base salaries for the year ended December 31, 2006 were set at approximately the median of our industry peers, with total compensation intended to range between the 50th and 90th percentile depending on both individual and corporate performance through the grant of both Restricted Units and Performance Units. The Compensation Committee reviewed the competitiveness of our compensation by position relative to that of similar positions in an industry peer group determined in consultation with an independent human resources consulting firm. We do not have a pension plan or other form of formal retirement compensation.

Restricted Units and Performance Units are granted under our Incentive Plan to our Trust Service Providers upon commencement of service. Additional grants may be made periodically to recognize exemplary performance of, or the special contribution by, eligible individuals. An annual grant may be made to eligible individuals based on both individual and company performance during the most recently completed financial year in relation to performance expected.

As described above, the issue date of Restricted Units and Performance Units is the date upon which the Trust Units awarded thereunder shall be issued to the grantee of such units. The issue date of Restricted Units is as to one third on each of the first, second and third anniversaries of the date of grant and on the issue date entitle the service provider to receive the number of Trust Units designated by the Restricted Units granted, as adjusted to give effect to the cumulative distributions on the trust units issuable pursuant to the Restricted Units. The issue date of Performance Units is on the third anniversary of the date of grant and, upon the issue date, entitle the service provider to receive the number of trust units designated by the Performance Units granted (or cash in lieu thereof if agreed to by the holder and the Trust), subject to adjustment for accumulated distributions on our trust units and a payout multiple, which is based on our total unitholder return on an absolute basis relative to returns on trust units of our selected peer group, or as otherwise determined by the Board of Directors.

Restricted Units and Performance Units granted under the Incentive Plan for the 2006 fiscal year were generally granted on a 25% Restricted Unit 75% Performance Unit basis, weighting compensation to the performance criteria set forth in the Incentive Plan. The total number of Performance Units and Restricted Units previously held were also a consideration in determining future grants.

The criteria for executive officers, including our Chief Executive Officer are based on the foregoing.

We presently do not have a formal cash bonus plan for executive officers. Currently, cash bonuses may be paid at the discretion of the Board of Directors upon recommendation of the Compensation Committee for exemplary contribution, based on such factors as the Board may determine in their discretion.

The Compensation Committee is currently evaluating the merits of implementing a more formalized cash bonus plan for the 2007 fiscal year. Under the presently contemplated plan, all employees, including the Chief Executive Officer and other executive officers, would be eligible to receive a cash bonus based on the Trust's performance relative to key

corporate measures and additional individual value added beyond corporate objectives. All cash bonus awards would remain at the discretion of the Board, upon recommendation of the Compensation Committee.

In 2006, the Compensation Committee established certain quantitative performance criteria for use in connection with determining aggregate compensation levels for our executive officers commencing in the 2007 fiscal year. The performance criteria include, but are not limited to, such operational metrics as production, reserves, operating costs, finding and development costs and recycle ratio. Actual performance compared to these pre-determined performance criteria will be given significant consideration in determining the future compensation of the executive officers including the Chief Executive Officer. These performance criteria ensure a continued alignment between company performance and unitholder performance.

The Compensation Committee believes that long-term unitholder value is enhanced by compensation based upon corporate performance achievements. Through the Trust's Incentive Plan, a significant portion of the compensation for all employees, including executive officers, is based on the trust's performance, as well as industry-competitive pay practices. The Compensation Committee and the Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with our performance.

Submitted by the Compensation Committee:

Rodney D. Wimer (Chairman)
Johannes J. Nieuwenburg
Michael E. J. Phelps

Indebtedness of Directors and Officers

None of our or our subsidiaries' directors, executive officers, employees or any of our, or our subsidiaries' former directors, executive officers or employees, or any associates of any such directors or officers, is, or has been at any time since the beginning of the most recently completed financial year of the Trust, indebted to either the Trust or any of its subsidiaries, including Fairborne, in respect of any indebtedness that is still outstanding, nor is, or at any time since the beginning of the most recently completed financial year has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Trust or any of its subsidiaries.

Performance Graph

The following graph illustrates the change in our cumulative unitholder return from the date our trust units commenced trading on the TSX, assuming an initial investment of $100 in units of Fairborne Energy Trust, compared to the S&P/TSX Composite Index, the S&P/TSX Composite Index Energy (Sector) and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.

Cumulative Total Return on $100 Investment
(June 6, 2005 – December 31, 2006)


200
150
100
50
June, 2005
December, 2005
December, 2006
Fairborne Energy Trust
S&P/TSX Composite Index
S&P/TSX Composite Index (Energy)
S&P/TSX Capped Energy Trust Index

	June 6, 2005	2005/12	2006/12
Fairborne Energy Trust (1)	100	158	114
S&P/TSX Composite Index (2)	100	118	138
S&P/TSX Composite Index (Energy)(3)	100	134	143
S&P/TSX Capped Energy Trust Index (4)	100	133	128

Notes:

(1) Reflects unitholder return from the date the trust units commenced trading on the TSX.
(2) The S&P/TSX Composite Index was previously called the TSE 300 Index.
(3) The S&P/TSX Composite Index Energy (sector) was previously called the TSX Oil and Gas Producers Index.
(4) The S&P/TSX Capped Energy Trust Index was previously called the S&P/TSX Canadian Energy Trust Index.

CORPORATE GOVERNANCE DISCLOSURE

National Instrument 58-101 entitled "*Disclosure of Corporate Governance Practices*" ("**NI 58-101**") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Trust is that contained in Form 58-101F1 which is attached to NI 58-101 ("**Form 58-101F1 Disclosure**").

Set out below is a description of the Trust's current corporate governance practices, relative to the Form 58-101F1 Disclosure.

1. Board of Directors

(a) Disclose the identity of directors who are independent.

The following four directors of the Corporation are independent (for purposes of NI 58-101):

Robert B. Hodgins
Johannes J. Nieuwenburg
Michael E.J. Phelps
Rodney D. Wimer

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Richard A. Walls is not independent as he was previously the President and Chief Executive Officer of Fairborne (which now is a subsidiary of the Trust) and is the President and Chief Executive Officer of Fairquest.

Steven R. VanSickle is not independent as he also occupies the position of President and Chief Executive Officer of Fairborne.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the directors of the Corporation (four of the six) are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors/trustees of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers
Robert B. Hodgins	Advantage Oil & Gas Ltd. AltaGas General Partner Inc. Enerflex Systems Ltd. MGM Energy Corp. Shiningbank Energy Ltd.
Johannes J. Nieuwenburg	C1 Energy Ltd. Capitol Energy Resources Ltd. Sound Energy Trust Navigo Energy Inc. RIFCO Inc. Verenex Energy Inc.
Michael E.J. Phelps	Canadian Pacific Railway Canfor Corporation Spectra Energy Corporation Kodiak Exploration Limited
Steven R. VanSickle	–
Richard A. Walls	Fairquest Energy Limited Stylus Energy Inc.
Rodney D. Wimer	EPCOR Power L.P.

(e) Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

At the end of or during each meeting of the Board, the members of management of the Corporation and the non-independent directors of the Corporation who are present at such meeting leave the meeting in order for the independent directors to meet. Four such meetings of the independent directors, which have been held after each meeting of the Board, have been held since the beginning of our most recently completed financial year. In addition, other meetings of the independent directors may be held from time to time if required.

(f) Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

The Chairman of the Board is Richard A. Walls, who is not an independent member of the Board. Michael E.J. Phelps, an independent member of the Board, has been appointed as Lead Director. Among other things, the Lead Director is to assist the Chairman in endeavouring to ensure that Board leadership responsibilities are conducted in a manner that will ensure that the Board is able to function independently of management. The Lead Director is to consider, and allow for, when appropriate, a meeting of all independent directors, so that Board meetings may take place without management being present. The Lead Director is to endeavour to ensure that reasonable procedures are in place for directors

to engage outside advisors at the expense of the Trust in appropriate circumstances, subject to its prior approval and is to meet annually with each director to obtain insight as to where they believe the Board and its committees could operate more effectively.

(g) Disclose the attendance record of each directors for all board and committee meetings held since the beginning of the issuer's most recently completed financial year.

	No. of Meetings Held	R.A. Walls	S.R. VanSickle	M.E.J. Phelps	J.J. Nieuwenburg	R.D. Wimer	R.B. Hodgins
Board	4	4	4	4	4	4	4
Audit	1	-	-	1	-	1	1
Compensation	1	-	-	1	1	1	-
Governance	1	-	-	1	1	-	1
Reserves	1	-	-	-	1	1	1
Total Meetings	8	4	4	7	7	7	7
Attendance Rating		100%	100%	100%	100%	100%	100%

2. Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.

The mandate of the board is attached to this Information Circular – Proxy Statement as Appendix A.

3. Position Descriptions

(a) Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board of Directors has developed written position descriptions for the Chairman of the Board, the Lead Director as well as the Chairman of each of the committees of the Board.

(b) Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

The Board, with the input of the Chief Executive Officer of the Corporation, has developed a written position description for the Chief Executive Officer.

4. Orientation and Continuing Education

(a) Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.

While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation's performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation's particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b) Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

No formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and has agreed to pay the cost of such courses and seminars. Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

5. Ethical Business Conduct

(a) Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:

The Corporation has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the "**Code**").

(i) disclose how a person or company may obtain a copy of the code;

A copy of the Code may be obtained from the Vice-President, Finance and Chief Financial Officer of the Corporation at (403) 290-3217 or agrandberg@fairbornetrust.com and is also available on SEDAR at www.sedar.com.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees are provided with a copy of the Code on commencement of employment and are made aware of the consequences of violation thereof. Annual reminder that compliance with the Code is required will also be provided. In addition, all senior officers of the Corporation is required to affirm in writing on an annual basis his or her agreement to abide by the Code, as to his or her ethical conduct and with respect to any conflicts of interest.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b) Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code, the Board has also adopted a "Whistleblower Policy" wherein employees of the Corporation are provided with the mechanics by which they may raise concerns with respect to a possible violation of the Corporation's disclosure standards in a confidential, anonymous process.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance and Joint Operations Committee is responsible for recommending suitable candidates for nominees for election or appointment as director, and recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors. In making such recommendations, the Corporate Governance and Joint Operations Committee is to consider: (i) the competence and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competence and skills that the Board considers each existing director to possess; (iii) the competencies and skills that each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The Corporate Governance and Joint Operations Committee is also to review on a periodic basis the composition of the Board to ensure that an appropriate number of independent directors sit on the Board, and analyze the needs of the Board and recommend nominees who meet such needs.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance and Joint Operations Committee, which is responsible for nominating directors, is comprised of only independent directors.

(c) If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.

See item 6(a).

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.

Compensation of Directors

The compensation payable to the directors is determined upon a review of comparative data compiled by management for a number of comparable trusts within the oil and gas industry. A recommendation for compensation of directors is made to the Compensation Committee which then makes a recommendation to the Board for approval.

Compensation of Officers

Base salary ranges for executive officers are determined upon review of comparative data compiled by management for a number of comparable trusts within the oil and gas industry. Executive compensation is comprised of salary, Restricted Units pursuant to the Incentive Plan and Performance Units granted pursuant to the Incentive Plan as well as cash bonuses in the discretion of the Board of Directors upon recommendation of the Compensation Committee. Recommendations for compensation are made by senior management of the Corporation to the Compensation Committee and recommended by the Compensation Committee for approval by the Board. Compensation of the President and Chief Executive Officer is determined by the Compensation Committee and recommended to the Board for approval.

See "*Report of Compensation Committee*".

(b) **Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.**

The Compensation Committee is comprised entirely of independent directors.

(c) **If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.**

The Compensation Committee's responsibility to for formulate and make recommendations to the Board in respect of compensation issues relating to directors and officers of the Corporation. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for officers of the Corporation and to recommend to the Board changes to improve the Corporation's ability to recruit, retain and motivate officers;

(ii) to review and recommend to the Board the retainer and fees to be paid to members of the Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer ("**CEO**"), evaluate the CEO's performance in light of those corporate goals and objectives, and determine (or make recommendations to the Board with respect to) the CEO's compensation level based on such evaluation;

(iv) to recommend to the Board with respect to non-CEO officer and director compensation including to review management's recommendations for proposed stock option, share purchase plans and other incentive-compensation plans and equity-based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

(v) to administer the stock option plan approved by the Board in accordance with its terms including the recommendation to the Board of the grant of stock options in accordance with the terms thereof;

(vi) to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to prepare and submit a report of the Committee for inclusion of annual disclosure required by applicable securities laws to be made by the Corporation including the Compensation Committee Report required to be included in the information circular – proxy statement of the Corporation and review other executive compensation disclosure before the Corporation publicly discloses such information.

The Compensation Committee is required to be comprised of at least three directors, or such greater number as the Board may determine from time to time. All members of the Compensation Committee are required to be independent, as such term is defined for this purpose under applicable securities requirements. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Committee are to take place at least one time per year and at such other times as the Chair of the Compensation Committee may determine.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

Mercer Human Resource Consulting ("**Mercer**") was retained by the Board to provide assistance in determining compensation for officers and directors for the 2006 fiscal year. This included assistance in analysis of compensation paid by a comparable peer group, provision of benchmark market data and general observations with respect to market trends and compensation issues. The mandate of Mercer was limited to providing consultation and advice with respect to compensation. Mercer was not retained to perform any other work for the Trust.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the audit, compensation and nominating committees, the Corporation has established a Reserves Committee and the Corporate Governance and Joint Operations Committee (which also serves as the nominating committee).

The Corporate Governance and Joint Operations Committee also acts as the nominating committee of the Corporation and carries out the functions with respect thereto as described under Item 6(a). In addition, the Corporate Governance and Joint Operations Committee is responsible for developing the approach of the Corporation in matters concerning corporate governance including:

(i) annually reviewing the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

(ii) considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii) preparing and recommending to the Board annually a statement of corporate governance practices to be included in the Corporation's annual report or information circular as required by all of the stock exchanges on which the shares of the Corporation are listed and any other regulatory authority;

(iv) making recommendations to the Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v) reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

(vi) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(vii) developing and recommending to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;

(viii) making recommendations to the Board regarding appointments of corporate officers and senior management;

(ix) reviewing annually the committees' Mandates and Terms of Reference;

(x) reviewing and considering the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director;

(xi) establishing, reviewing and updating periodically a code of business conduct and ethics and ensure that management has established a system to monitor compliance with the code;

(xii) reviewing management's monitoring of the Corporation's compliance with such code; and

(xiii) to consider any issues related to the assets held jointly with Fairquest Energy Limited ("**Fairquest**") and the operation of such assets (including those arising under farm-in agreements with Fairquest) that the Committee considers appropriate or that are directed to the Committee by management including, without limitation, any issues arising from time to time considering potential conflicts of interest between the Corporation and Fairquest.

The Reserves Committee is responsible for various matters relating to reserves of the Corporation that may be delegated to the Reserves Committee pursuant to National Instrument 51-101 (Standards of Disclosure for Oil and Gas Activities) ("**NI 51-101**"), including:

(i) reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and restrictions set forth under applicable securities requirements;

(ii) reviewing the Corporation's procedures for providing information to the independent evaluator;

(iii) meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) (the "**Reserves Data**") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(iv) reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefor and whether there have been any disputes with management;

(v) providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(vi) reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities; and

(vii) generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves.

9. **Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.**

The Corporate Governance and Joint Operations Committee is responsible by its terms of reference to evaluate the effectiveness of the Board, committees and individual directors and will therefore be considering this matter in the future. While no formal evaluation has been conducted to date, the Corporate Governance Committee has relied on informal evaluation of the effectiveness through both formal and informal communications with Board members and through participation with other Board members on committees and matters relating to the Board. This methodology has been both responsive and practical given the size of the Board.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of our directors or executive officers, or any person who beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all our outstanding voting rights, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since January 1, 2006, or in any proposed transaction, which has materially affected or would materially affect us or any of our subsidiaries, other than as follows.

The Trust, Fairborne and Fairquest entered into an arrangement agreement made as of March 11, 2007, pursuant to which Fairborne will acquire (through Fairborne), subject to certain conditions, by way of a plan of arrangement (the "**Arrangement**") pursuant to the *Business Corporations Act* (Alberta), all of the issued and outstanding Fairquest Shares on the basis of 0.39 of a trust unit for each one Fairquest Share. The completion of the Arrangement requires approval of the holders of Fairquest Shares as well as customary regulatory, court and other approvals and is to be considered at the annual and special meeting of holders of Fairquest Shares scheduled for May 30, 2007. Mr. Richard A. Walls, the Chairman and a director of Fairborne, is also the President and Chief Executive Officer and a director of Fairquest. Mr. Walls owns, directly or indirectly, or exercises control or direction over, 1,928,875 Fairquest Shares. In addition, Mr. Walls holds 150,000 Fairquest Options and 650,000 Fairquest Warrants. The other directors and executive officers of Fairborne own, directly or indirectly, or exercise control or direction over, or hold, as the case may be, an aggregate of 3,250,581 Fairquest Shares, 275,000 Fairquest Options, 2,373,034 Fairquest Warrants and 295,000 performance shares. The Fairquest Shares will be exchanged pursuant to the Arrangement for trust units on the same basis as all other holders of Fairquest Shares. Any unexercised Fairquest Options outstanding at the effective date of completion of the Arrangement will be terminated. In connection with the Arrangement, the Fairquest Warrants will become exercisable for trust units rather than Fairquest Shares, following completion of the Arrangement, based upon the same exchange ratio upon which the Fairquest Shares are being exchanged for trust units under the Arrangement.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Our management is not aware of any material interest of any director or executive officer or anyone who has held office as such since the beginning of our last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting, except the Proposed Amendment to the Incentive Plan, to the extent that they are entitled to participate thereunder.

ADDITIONAL INFORMATION

Additional information relating to the Trust is available on SEDAR at www.sedar.com. Financial information in respect of the Trust and its affairs is provided in the Trust's annual audited financial statements for the period ended December 31, 2006 and related management's discussion and analysis. Copies of the Trust's financial statements and related management's discussion and analysis are available upon request from our Chief Financial Officer at 3400, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Aaron Grandberg (Telephone (403) 290-3217 or agrandberg@fairbornetrust.com).

OTHER MATTERS

Our management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual and special meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person voting the proxy.

APPROVAL

The contents and the sending of this information circular – proxy statement have been approved by our directors.

Dated: April 25, 2007

APPENDIX "A"

FAIRBORNE ENERGY TRUST

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "**Board**") of Fairborne Energy Ltd. (the "**Corporation**") is responsible for the stewardship of the Corporation, the other subsidiaries of Fairborne Energy Trust (the "**Trust**") including partnerships and trusts controlled, directly or indirectly, by the Trust to the extent delegated to the Corporation under the Trust Indenture (collectively, "**Fairborne**"). In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of Fairborne. In general terms, the Board will:

- in consultation with the chief executive officer of the Corporation (the "**CEO**"), define the principal objectives of Fairborne;
- supervise the management of the business and affairs of Fairborne with the goal of achieving Fairborne's principal objectives as developed in association with the CEO;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.
- Ensure that a process is established as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Annual review and adoption of a strategic planning process and approval of Fairborne's strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Ensure that a system is in place to identify the principal risks to Fairborne and that the best practical procedures are in place to monitor and mitigate the risks.
- Ensure that processes are in place to address applicable regulatory, corporate, securities and other compliance matters.
- Ensure that an adequate system of internal control exists.
- Ensure that due diligence processes and appropriate controls are in place with respect to applicable certification requirements regarding Fairborne's financial and other disclosure.

- Review and approve Fairborne's financial statements and oversee Fairborne's compliance with applicable audit, accounting and reporting requirements.

- Approve annual operating and capital budgets.

- Approve the distribution policy of the Trust;

- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets or matters of policy which diverge from the ordinary course of business.

- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.

- Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.

- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout Fairborne.

Board Process/Effectiveness

- Ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.

- Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.

- Approve the nomination of directors.

- Provide a comprehensive orientation to each new director.

- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.

- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

- Each member of the Board is expected to understand the nature and operations of Fairborne's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which Fairborne operates, or is contemplating potential operations.

- Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

- In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of Fairborne, the Chairman of the Board and the Lead Director will act as a liaison between stakeholders of Fairborne and the Board (including independent members of the Board).

FAIRBORNE ENERGY TRUST

VOTING DIRECTION FOR HOLDERS OF EXCHANGEABLE SHARES OF FAIRBORNE ENERGY LTD.

The undersigned holder (the "**Holder**") of exchangeable shares ("**Exchangeable Shares**") of Fairborne Energy Ltd. ("**Fairborne Energy**") has the right to instruct Computershare Trust Company of Canada (the "**Trustee**") in respect of the exercise of their votes at the special meeting of the unitholders of Fairborne Energy Trust (the "**Trust**") and the holders of Exchangeable Shares to be held on December 18, 2007 (the "**Meeting**"), as follows:

- To instruct the Trustee to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint a representative of the Fairborne Energy's management as proxy to exercise the votes to which the Holder is entitled as indicated below; **OR**
- To instruct the Trustee to appoint the Holder, or the Holder's designee as a proxy to exercise personally the votes to which the Holder is entitled as indicated below.

The Holder directs that their Exchangeable Shares be voted as follows:
FOR ☐ **or AGAINST** ☐ passing, with or without variation, a special resolution, the full text of which is set forth in appendix A to the information circular and proxy statement of the Trust dated November 16, 2007 (the "**Information Circular**"), to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the Information Circular.
IMPORTANT NOTE: IF NO DIRECTION IS MADE, FOR OR AGAINST, THE HOLDER'S EXCHANGEABLE SHARES WILL NOT BE VOTED

PLEASE SELECT ONE OF THE FOLLOWING:	
☐	**Direct the Trustee to Vote Exchangeable Shares** The Holder hereby directs the Trustee to vote as indicated.
☐	**Appointment of Management as Proxy** The Holder hereby appoints Steven R. VanSickle, President and Chief Executive Officer of Fairborne Energy, or, failing him, Aaron G. Grandberg, Chief Financial Officer of Fairborne Energy, as proxyholder of the Holder, with power of substitution, and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
☐	**Appointment of the Holder, or the Holder's Designee as Proxy** The Holder hereby appoints ______________________ as proxyholder of the Holder and authorizes them to represent and vote, as indicated above, all of the Exchangeable Shares which the Holder may be entitled to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.
IF THE HOLDER DOES NOT COMPLETE ONE OF THE FOREGOING, COMPLETES MORE THAN ONE OF THE FOREGOING OR COMPLETES THE THIRD SELECTION BUT DOES NOT SPECIFY A DESIGNEE, THE HOLDER WILL BE DEEMED TO HAVE DIRECTED THE TRUSTEE TO VOTE THEIR EXCHANGEABLE SHARES AS INDICATED.	

DATED: ____________________, 2007.

Signature of Holder

Name of Holder (please print)

Name of Exchangeable Shares held (please print)

(Number of votes is equal to the number of Exchangeable Shares held multiplied by the Exchange Ratio as at November 16, 2007 or 1.33896)

NOTES:

1. This voting direction will not be valid and not be acted upon unless it is completed as outlined herein and is received by Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1, so it is received by 10:00 a.m. (Calgary time) on the second last business day immediately preceding the Meeting or any adjournment thereof. The voting direction is valid only for the Meeting or any adjournment of the Meeting.
2. If this voting direction is not signed by the Holder of Exchangeable Shares, the votes to which the Holder of the Exchangeable Shares is entitled will not be exercised.
3. If the Holder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.
4. This voting direction must be dated and the signature hereon should be exactly the same as the name in which the Exchangeable Shares are registered.
5. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.
6. This proxy is solicited on behalf of management of Fairborne Energy.
7. A Holder who has submitted a voting direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a voting direction may be revoked by instrument in writing executed by the Holder or his attorney authorized in writing or, if the Holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of Computershare Trust Company of Canada at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the voting direction is to be acted upon or with a representative of the Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the voting direction is revoked.

IF YOU HAVE QUESTIONS OR REQUIRE ASSISTANCE PLEASE CALL KINGSDALE SHAREHOLDER SERVICES INC. AT 1-866-851-4179 OR COLLECT AT 416-867-2272

FAIRBORNE ENERGY TRUST

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

SEC Mail Processing
Section

MAR 05 2008

Washington, DC
112

MR SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X 9X9

Security Class TRUST UNITS

Holder Account Number

C1234567890 XXX

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Form of Proxy - Special Meeting to be held on December 18, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management, including on my ballot that may be called for.**

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6. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

7. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Calgary time, on December 14, 2007.

RECEIVED
2008 MAR 13 A 10:

0016CB

CPUQC01.E.INT/000001/i1234

MR SAM SAMPLE

C1234567890

XXX 123

Appointment of Proxyholder

The undersigned holder ("Unitholder") of trust units ("Units") of Fairborne Energy Trust (the "Trust") hereby appoints Steven R. VanSickle, President and Chief Executive Officer of Fairborne Energy Ltd. ("Fairborne Energy"), of the City of Calgary, in the Province of Alberta, or, failing him, Aaron G. Grandberg, Chief Financial Officer of Fairborne Energy, of the City of Calgary, in the Province of Alberta,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Special Meeting of holders of Units and holders of exchangeable shares of Fairborne Energy to be held on December 18, 2007 (the "Meeting"), and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as otherwise specified below.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Plan of Arrangement

To pass, with or without variation, a special resolution, the full text of which is set forth in appendix A to the information circular and proxy statement of the Trust dated November 16, 2007 (the "Information Circular"), to approve a plan of arrangement under section 193 of the Business Corporations Act (Alberta), all as more particularly described in the Information Circular; and

For	Against
☐	☐

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2. Other Business

At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

FOR QUESTIONS OR ASSISTANCE, PLEASE CALL KINGSDALE SHAREHOLDER SERVICES.
YOUR VOTE IS EXTREMELY IMPORTANT-VOTE YOUR PROXY TODAY.

KINGSDALE
SHAREHOLDER SERVICES INC.

Telephone Toll Free: 1-866-851-4179
Call Collect: 416-867-2272

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

/ /

999999999999 001111 9XX AR0 PVTQ

0016DA

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

In respect of the Annual Meeting of unitholders of Fairborne Energy Trust held May 25, 2007 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to fix the number of directors of Fairborne Energy Ltd. to be elected at the Meeting at six	Resolution approved
2.	Ordinary resolution to approve the election of the 6 nominees to be elected to serve as directors of Fairborne Energy Ltd. for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of Fairborne Energy Trust dated April 25, 2007	Resolution approved
3.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants as auditors of Fairborne Energy Trust to hold office until the next annual meeting of unitholders	Resolution approved

Dated at Calgary, Alberta this 28th day of May, 2007.

FAIRBORNE ENERGY TRUST
by its administrator Fairborne Energy Ltd.

Per: (signed) *"Aaron Grandberg"*
AARON GRANDBERG
Chief Financial Officer

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

In respect of the Special Meeting of Securityholders of Fairborne Energy Trust (the "Trust") held December 18, 2007 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Special Resolution to approve a plan of arrangement under Section 193 of the *Business Corporations Act* (Alberta) as described in the information circular and proxy statement of the Trust dated November 16, 2007 (the "Information Circular")	Resolution approved

The resolution to approve item 1 noted above was conducted by way of ballot. Attached to this report is a report of Computershare Trust Company of Canada, the scrutineers of the Meeting, in respect of this ballot.

Dated at Calgary, Alberta this 18th day of December, 2007.

FAIRBORNE ENERGY TRUST, by its administrator FAIRBORNE ENERGY LTD.

Per: (signed) *"C. Steven Cohen"*
C. STEVEN COHEN
Corporate Secretary

Computershare

FINAL
REPORT ON BALLOT ON RESOLUTION # 1
FAIRBORNE ENERGY TRUST
SPECIAL MEETING
HELD ON THE 18TH DAY OF DECEMBER, 2007
REPORT OF SCRUTINEERS' AS TO RESULT OF VOTE

We, the undersigned scrutineers, do hereby report that, on the vote by Ballot, the Trust Unitholders voted as follows:

1. Total number of votes cast **FOR:**

Management Ballot - Trust Units	34,763,200
Exchangeable Shares (Exchange Ratio of 1.33896 applied)	3,352,077
Trust Units voted at Meeting	121,011
Exchangeable Shares voted at Meeting (Special Appointments)	0
FOR	38,236,288

2. Total number of votes cast **AGAINST:**

Management Ballot – Trust Units	476,008
Exchangeable Shares (Exchange Ratio of 1.33896 applied	166,591
Trust Units voted at Meeting	46,476
Exchangeable Shares voted at Meeting (Special Appointments)	0
AGAINST	689,075

3.	**Total Units voted:**	38,925,363
4.	% of votes cast **FOR:**	98.2%
5.	% of votes cast **AGAINST:**	1.8%
6.	Resolutions **(PASSED / NOT PASSED)** (66.67% Required to Pass)	**PASSED**

COMPUTERSHARE TRUST COMPANY OF CANADA

DATED THE December 18, 2007

SCRUTINEER ____________ PATRICIA SELBY

SCRUTINEER ____________ DAN SANDER

Computershare

FINAL
REPORT ON BALLOT ON RESOLUTION # 1
FAIRBORNE ENERGY TRUST
Minority Approval
SPECIAL MEETING
HELD ON THE 18TH DAY OF DECEMBER, 2007
REPORT OF SCRUTINEERS' AS TO RESULT OF VOTE

We, the undersigned scrutineers, do hereby report that, on the vote by Ballot, the Trust Unitholders voted as follows:

1. Total number of votes cast **FOR:**

Management Ballot - Trust Units	34,763,200
Exchangeable Shares (Exchange Ratio of 1.33896 applied)	3,352,077
Trust Units voted at Meeting	121,011
Exchangeable Shares voted at Meeting (Special Appointments)	0
Less Interested Party Votes – Trust Units	*(724,765)*
Less Interested Party Votes – Exchangeable Shares (Exchange Ratio of 1.33896 applied	*(49,274)*
FOR	37,462,249

2. Total number of votes cast **AGAINST:**

Management Ballot – Trust Units	476,008
Exchangeable Shares (Exchange Ratio of 1.33896 applied	166,591
Trust Units voted at Meeting	46,476
Exchangeable Shares voted at Meeting (Special Appointments)	0
AGAINST	689,075

3.	**Total Units voted:**	38,151,324
4.	% of votes cast **FOR:**	**98.2%**
5.	% of votes cast **AGAINST:**	**1.8%**
6.	Resolutions **(PASSED / NOT PASSED)** (66.67% Required to Pass)	**PASSED**

COMPUTERSHARE TRUST COMPANY OF CANADA

DATED THE December 18, 2007

SCRUTINEER PATRICIA SELBY

SCRUTINEER DAN SANDER

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven R. VanSickle, Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 8, 2007

Steven R. VanSickle
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven R. VanSickle, Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

Steven R. VanSickle
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Steven R. VanSickle, Chief Executive Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2007

Steven R. VanSickle
Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Aaron G. Grandberg, Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairbome Energy Trust, (the issuer) for the interim period ending March 31, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 8, 2007

Aaron G. Grandberg
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Aaron G. Grandberg, Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending June 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 9, 2007

Aaron G. Grandberg
Chief Financial Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Aaron G. Grandberg, Chief Financial Officer of Fairborne Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairborne Energy Trust, (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 6, 2007

Aaron G. Grandberg
Chief Financial Officer

RECEIVED
2008 MAR 13 A 9:12

SEC Mail Processing
Section

MAR 05 2008

Washington, DC
112

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Fairborne Energy Trust ("Fairborne" or the "Trust")
Suite 3400, 450 – 1st Street S.W.
Calgary, Alberta T2P 5H1

2. **Date of Material Change:**

March 11, 2007

3. **News Release:**

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CCN Matthews on March 12, 2007 and would have been received by the securities commissions where the Trust is a "reporting issuer" and the stock exchanges on which the securities of the Trust are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

On March 12, 2007, Fairborne Energy Trust ("Fairborne" or the "Trust") (TSX: FEL.UN) and Fairquest Energy Limited ("Fairquest") (TSX: FQE) jointly announced that they had entered into an arrangement agreement (the "Arrangement Agreement") in connection with a transaction pursuant to which the Trust will acquire, subject to certain conditions, by way of plan of arrangement (the "Arrangement"), all of Fairquest's issued and outstanding common shares ("Fairquest Shares") on the basis of 0.39 of a trust unit ("Trust Units") of Fairborne for each one Fairquest Share held. Based on Fairborne's March 9, 2007 closing price of $9.61 per Trust Unit, the consideration to be paid in Trust Units is approximately $3.75 per Fairquest Share, representing a premium of approximately 19% over the March 9, 2007 closing price of $3.15 per Fairquest Share. Based on this exchange ratio, Fairborne will issue approximately 15.9 million Trust Units for total equity consideration of approximately $152 million. In addition, Fairborne will assume approximately $45 million of net debt at closing of the Arrangement.

The Arrangement requires the requisite approval of holders of Fairquest Shares along with customary regulatory, court and other approvals. An information circular and proxy statement (the "Information Circular") of Fairquest outlining the details of the Arrangement will be mailed to holders of Fairquest Shares ("Fairquest Shareholders") in connection with a meeting (the "Meeting") of Fairquest Shareholders relating to, among other matters, approval of the Arrangement, which Meeting is presently expected to be held in late May 2007 with the effective date of the Arrangement presently anticipated for early June 2007.

The independent directors of the boards of directors of both Fairborne and Fairquest have unanimously approved the Arrangement. The board of directors of Fairquest has concluded that the Arrangement is in the best interests of the Fairquest Shareholders, and has resolved to recommend that Fairquest Shareholders vote in favour of the Arrangement. Fairquest Shareholders (including all of the officers and directors of Fairquest) beneficially owning approximately 12.5% of the outstanding Fairquest Shares have agreed to enter into support

agreements pursuant to which they have agreed to vote their Fairquest Shares in favour of the Arrangement. Fairquest has also agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any other business combination, and has granted Fairborne a right to match any superior proposals. The parties have agreed to mutual non-completion fees in the amount of $5 million which are payable by Fairquest or Fairborne to the other, as the case may be, in certain circumstances if the Arrangement is not completed.

Canaccord Capital Corporation and RBC Capital Markets are acting as financial advisors to Fairborne with respect to the Arrangement. Sprott Securities Inc. ("Sprott") is acting as financial advisor to the special committee of Fairquest with respect to the Arrangement and has provided the special committee and the board of directors of Fairquest with a verbal opinion that, subject to the review of final documentation, the consideration to be received by Fairquest Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Fairquest Shareholders.

The combined entity will have a pro forma fully diluted market capitalization and enterprise value of approximately $677 million and $932 million, respectively, total proved plus probable reserves of 49.4 million barrels of oil equivalent ("BOE"), current estimated production of 13,200 BOE per day ("BOE/d"), and over 400 development drilling locations with approximately 240,000 net acres of undeveloped land and $445 million of tax pools.

Consistent with its strategy to fully exploit the expanded drilling opportunities resulting from the acquisition of Fairquest and based on the current outlook for commodity prices, Fairborne also announced that it has determined to revise its monthly distribution from $0.13 per Trust Unit to $0.09 per Trust Unit, effective for the March 2007 distribution to be paid in April 2007. Fairborne's revised distribution policy results in a pro forma payout ratio before capital expenditures of approximately 45% to 50% based on projected 12 month forward cash flow, compared to its historical payout ratio of 60% to 70%.

5. **Full Description of Material Change:**

On March 12, 2007 the Trust and Fairquest jointly announced that they have entered into the Arrangement Agreement pursuant to which the Trust will acquire, subject to certain conditions, by way of the Arrangement, all of the issued and outstanding Fairquest Shares on the basis of 0.39 of a Trust Unit of Fairborne for each Fairquest Share held. The combined entity will have a pro forma fully diluted market capitalization and enterprise value of approximately $677 million and $932 million, respectively, total proved plus probable reserves of 49.4 million barrels of oil equivalent, current estimated production of 13,200 BOE per day, and over 400 development drilling locations with approximately 240,000 net acres of undeveloped land and $445 million of tax pools.

Under the terms of the Arrangement, each issued and outstanding Fairquest Share will be exchanged for 0.39 of a Trust Unit. Based on Fairborne's March 9, 2007 closing price of $9.61 per Trust Unit, the consideration to be paid in Trust Units is approximately $3.75 per Fairquest Share, representing a premium of approximately 19% over the March 9, 2007 closing price of $3.15 per Fairquest Share. Based on this exchange ratio, Fairborne will issue approximately 15.9 million Trust Units for total equity consideration of approximately $152 million. In addition, Fairborne will assume approximately $45 million of net debt at closing of the Arrangement.

The Arrangement requires the requisite approval of Fairquest Shareholders along with customary regulatory, court and other approvals. The Information Circular outlining the details of the Arrangement will be mailed to Fairquest Shareholders in connection with the Meeting of

Fairquest Shareholders to approve, among other things, the Arrangement. The Meeting is presently expected to be held in late May 2007 with the effective date of the Arrangement presently anticipated for early June 2007.

To the extent that the Arrangement constitutes a related party transaction, as such term is defined in Ontario Securities Commission Rule 61-501 ("Rule 61-501") and under comparable provisions of other applicable securities legislation, the Arrangement is exempt from the formal valuation and minority approval requirements contained therein as neither the fair market value of the subject matter of, nor the fair market value of the consideration for, the Arrangement, insofar as it involves interested parties (as such term is defined in Rule 61-501), if any, exceeds 25% of Fairborne's market capitalization at the time the Arrangement Agreement was entered into.

Combination Rationale

Strategically, the Arrangement further strengthens Fairborne's position as a leading, sustainable natural gas focused trust. The Arrangement maintains Fairborne's focused production base, simplifies its operating structure, and consolidates its working interest in its major growth properties. In addition, with over 400 identified drilling prospects, Fairborne's portfolio of organic growth opportunities is enhanced. The combined entity will also benefit from greater scale and diversification, allowing for the more efficient allocation of its capital program and enhanced flexibility to pursue acquisitions and other growth prospects.

As part of its trust conversion completed in June 2005, Fairborne entered into a farm-out arrangement and technical services agreement with Fairquest to drill exploration wells on Fairborne's undeveloped land. In the 21 months since the farm-out arrangement was entered into, Fairquest has drilled 23 of the 25 wells committed with a 91% success rate. Fairquest is currently drilling two wells under the farm-out arrangement and this will fulfill its obligations prior to completion of the Arrangement.

Following completion of the Arrangement, there will be no change to Fairborne's management team or Fairborne's board of directors and Dr. Richard Walls will remain as Chairman of the board of directors of Fairborne.

Arrangement Highlights

- Based on a total acquisition cost of approximately $197 million and net of $31.3 million of undeveloped land value based on an independent assessment, the acquisition metrics of the Arrangement are approximately $26.93 per BOE of proved reserves, $14.71 per BOE of proved plus probable reserves and $59,321 per BOE/d;

- The Arrangement is financed with 100% equity and extends Fairborne's proved plus probable reserve life index ("RLI") from 10.0 years to 10.2 years;

- The Arrangement is accretive to proven and probable reserves and net asset value per unit, and is mildly dilutive to cash flow and production per unit;

- The Arrangement adds approximately 2,800 BOE/d of production (84% natural gas) for a combined current production of approximately 13,200 BOE/d, or an increase of approximately 27%. In addition, Fairquest has 400 BOE/d of production tested and awaiting tie-in;

- Based on the reserve evaluation prepared by GLJ Petroleum Consultants Ltd., effective December 31, 2006, proved plus probable reserves to be acquired by Fairborne are 11.3 million barrels of oil equivalent (81% natural gas), representing an increase of 30% to Fairborne's proved plus probable reserves. In addition, management estimates that Fairquest has added approximately an incremental 1.0 million barrels of oil equivalent of proved plus probable reserves based on wells drilled and tested subsequent to the year end reserve evaluation;

- Addition of approximately 68,000 net acres (107 net sections) of undeveloped land that has been independently assessed at $31.3 million as of February 2007, increasing Fairborne's undeveloped land position to in excess of 240,000 net acres;

- The Arrangement allows for the optimal development of the combined entity's 400+ drilling opportunities; and

- Addition of $148 million in tax pools for pro forma combined tax pools of approximately $445 million as of December 31, 2006.

Fairborne Energy Trust Pro Forma

Key pro forma attributes of the Trust, following the completion of the Arrangement, include:

	Fairborne	**Fairquest**	**Pro Forma**
Reserves (mmBOE, 12-31-06) [(1)]			
Proved	24.5	6.2	30.7
Proved & Probable	38.1	11.3	49.4
% Gas			
Proved	71%	82%	73%
Proved & Probable	72%	81%	74%
Proved Plus Probable Reserve Value (BTAX, NPV8%) (mm) [(1)]	$663.6	$175.3	$839.0
Current Production (BOE/d)	10,400	2,800	13,200
RLI			
Proved	6.4	6.0	6.4
Proved & Probable	10.0	11.0	10.2
Undeveloped Land (net acres)	174,511	68,454	242,965
Estimated Debt (mm, at closing)			
Net Debt	$110.0	$45.0	$155.0
Convertible Debentures	100.0	-	100.0
Total	$210.0	$45.0	$255.0
Tax Pools (mm, 12-31-06)	$297.0	$148.0	$445.0
Units / Shares Outstanding (mm)			

Basic	47.7	40.2	63.5
Fully Diluted [(2)]	54.5	40.7	70.4

(1) As evaluated by GLJ Petroleum Consultants Ltd. and Sproule Associates Ltd. at December 31, 2006.

(2) Excluding 4,662,533 Fairquest warrants, which will, after giving affect to the Arrangement, entitle the holders to acquire an aggregate of 1,818,388 Trust Units on the basis of 0.39 Trust Units for each Fairquest share that could previously have been acquired at a price of $8.13 per Trust Unit.

Distribution Policy

Upon completion of the Arrangement, the Trust will continue to manage its business so that its combined distributions and capital expenditures are approximately equal to its cash flow. In order to take advantage of the expanded drilling opportunities afforded by the proposed Fairquest acquisition, Fairborne's capital expenditures will increase from current levels of approximately $60 million to approximately $80 to $90 million per annum. Based on the current outlook for commodity prices, pro forma annual cash flow and an expanded capital program, Fairborne announced that it has determined to revise its monthly distribution from $0.13 per unit to $0.09 per unit effective for the March 2007 distribution to be paid in April 2007. The revised distribution policy results in a pro forma payout ratio before capital expenditures of approximately 45% to 50% of 12 month forward cash flow, compared to its historical payout ratio of 60% to 70%. The March 2007 distribution will be paid on April 16, 2007 to Unitholders of record on March 31, 2007. The ex-distribution date is March 28, 2007.

Board Recommendations

The independent directors of the boards of directors of both Fairborne and Fairquest have unanimously approved the Arrangement. The board of directors of Fairquest has concluded that the Arrangement is in the best interests of its Fairquest shareholders, and has resolved to recommend that the Fairquest Shareholders vote their Fairquest Shares in favour of the Arrangement. Fairquest Shareholders (including all of the officers and directors of Fairquest) beneficially owning approximately 12.5% of the outstanding Fairquest shares have agreed to enter into support agreements and agreed to vote their Fairquest Shares in favour of the Arrangement, subject to certain exceptions. Fairquest has also agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any other business combination. Fairquest has also granted Fairborne a right to match any superior proposals. The Arrangement Agreement contains a mutual non-completion fee in the amount of $5 million which is payable by Fairquest or Fairborne to the other, as the case may be, in certain circumstances if the Arrangement is not completed.

Financial Advisors

Canaccord Capital Corporation and RBC Capital Markets are acting as financial advisors to Fairborne with respect to the Arrangement. Sprott Securities Inc. ("Sprott") is acting as financial advisor to the Special Committee of Fairquest with respect to the Arrangement. Sprott has provided the Special Committee and the board of directors of Fairquest with a verbal opinion that, subject to the review of the final documentation, it is of the opinion and at the date hereof, the consideration to be received by Fairquest Shareholders pursuant to the proposed Arrangement is fair, from a financial point of view, to Fairquest Shareholders. The Information Circular to be provided to Fairquest Shareholders in connection with the Meeting will contain the recommendation of the board of directors of Fairquest to the Fairquest Shareholders together with the fairness opinion and a formal valuation prepared by Sprott.

READER ADVISORIES

Barrels of oil equivalent ("BOE") may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not represent an economic value equivalency at the wellhead.

Forward Looking Statements - Certain information regarding Fairborne, Fairborne Energy Ltd. and Fairquest (the "Companies") set forth in this Material Change Report, including management's assessment of the Companies' future plans and operations, the effect of the Arrangement on the Companies and on securityholders of Fairborne and Fairquest, timing of matters relating to the approval of the Arrangement and implementation thereof, production increases, levels of distributions, production levels, percentage of production that may be hedged, capital expenditures, payout ratio, and debt to cash flow ratios contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Companies' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility, and ability to access sufficient capital from internal and external sources, economic or industry condition changes, uncertainty related to completion of the Arrangement and the effect thereof and failure to receive required securityholder and regulatory and other approvals. The Companies' actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Companies will derive therefrom. Additional information on these and other factors that could affect the Companies' results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Fairborne's website (www.Fairbornetrust.com) or Fairquest's website (www.fairquestenergy.com). Furthermore, the forward-looking statements contained in this Material Change Report are made as of the date of this Material Change Report, and none of the Companies undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Fairborne who is knowledgeable of the material change and this report is:

Aaron G. Grandberg, Vice President and Chief Financial Officer
Telephone: (403) 290-3217
Facsimile: (403) 290-7724

9. Date of Report:

March 21, 2007.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Fairborne Energy Trust ("Fairborne" or the "Trust")
Suite 3400, 450 – 1st Street S.W.
Calgary, Alberta T2P 5H1

2. **Date of Material Change:**

June 4, 2007

3. **News Release:**

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CCN Matthews on June 4, 2007 and would have been received by the securities commissions where the Trust is a "reporting issuer" and the stock exchanges on which the securities of the Trust are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

Fairborne and Fairquest Energy Limited ("Fairquest") jointly announced the successful completion of the acquisition by Fairborne of all of the outstanding common shares of Fairquest pursuant to a plan of arrangement (the "Arrangement").

Pursuant to the Arrangement, the previous shareholders of Fairquest are entitled to receive, for each outstanding common share of Fairquest held by them, 0.39 of a trust unit of Fairborne.

Letters of transmittal have been forwarded to shareholders of Fairquest to be utilized in order to exchange their common shares of Fairquest for trust units of Fairborne and to receive future distributions on such trust units.

In connection with the Arrangement, all of the outstanding common share purchase warrants of Fairquest were exchanged for warrants to purchase trust units ("Trust Warrants") of Fairborne on a one for one basis, adjusted to give effect to the same exchange ratio that common shares of Fairquest were exchanged for trust units under the Arrangement.

In conjunction with closing of the Arrangement, the former directors and officers of Fairquest resigned in favour of nominees of Fairborne.

The common shares of Fairquest were de-listed from trading on the Toronto Stock Exchange ("TSX") effective at the closing of markets on June 6, 2007.

5. **Full Description of Material Change:**

Fairborne and Fairquest jointly announced the successful completion of the acquisition by Fairborne of all of the outstanding common shares of Fairquest pursuant to the Arrangement.

Pursuant to the Arrangement, the previous shareholders of Fairquest are entitled to receive, for each outstanding common share of Fairquest held by them, 0.39 of a trust unit of Fairborne. After giving effect to the Arrangement, Fairborne has approximately 65.3 million trust units outstanding and approximately 3.2 million exchangeable shares outstanding (which are currently convertible into an aggregate of approximately 4.0 million trust units, subject to further adjustment for subsequent distributions by Fairborne).

A description of Fairquest's principal properties and certain selected reserves data and other oil and gas information with respect to Fairquest is contained in Schedule "A" to this Material Change Report.

Letters of transmittal have been forwarded to shareholders of Fairquest to be utilized in order to exchange their common shares of Fairquest for trust units of Fairborne and to receive future distributions on such trust units.

In connection with the Arrangement, all of the outstanding common share purchase warrants of Fairquest were exchanged for Trust Warrants entitling the holders to acquire an aggregate of 1,811,836 trust units of Fairborne.

In conjunction with closing of the Arrangement, the former directors and officers of Fairquest resigned in favour of nominees of Fairborne.

The common shares of Fairquest were de-listed from trading on the TSX effective at the closing of markets on June 6, 2007.

Current production from the combined entity is in line with previously reported levels of 13,000 – 13,500 BOE/d. Fairborne expects its second half 2007 capital program to be in the $50 to $55 million range resulting in the drilling of 43 gross wells (29 net). Following the Arrangement, the Trust is approaching $1 billion in enterprise value.

The Trust plans to continue to manage its business so that its combined distributions and capital expenditures are approximately equal to its cash flow. The Trust's net debt upon completion of the Arrangement is approximately $165 million, before convertible debentures, on a new borrowing base of $220 million.

Strategically, the combination further strengthens Fairborne's position as a leading, sustainable natural gas focused trust. The Arrangement maintains Fairborne's focused production base, simplifies its operating structure and consolidates its working interest in its major growth properties.

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Executive Officer:**

The name and business numbers of the executive officer of Fairborne who is knowledgeable of the material change and this report is:

Aaron G. Grandberg, Chief Financial Officer
Telephone: (403) 290-3217
Facsimile: (403) 290-7724

9. **Date of Report:**

June 12, 2007.

SCHEDULE A

INFORMATION CONCERNING FAIRQUEST ENERGY LIMITED

The following abbreviations, conversions and definitions are used in this Schedule A.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule
MM	Million

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/d	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

DEFINITIONS

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook Volume 1 and 2 prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Fairquest**" or the "**Corporation**" means Fairquest Energy Limited, a corporation incorporated pursuant to the ABCA;

"**GLJ**" means GLJ Petroleum Consultants Ltd.;

"**GLJ Report**" means the report of GLJ dated February 26, 2007 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at December 31, 2006;

"**Gross**" means:

in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(a) in relation to wells, the total number of wells in which the Corporation has an interest; and

(b) in relation to properties, the total area of properties in which the Corporation has an interest.

"**Net**" means:

(c) in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves.

(d) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(e) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Schedule A is as at the end of the Corporation's most recently completed financial period, being December 31, 2006.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

Reserves Data

The reserves data of Fairquest set forth below (the "**Reserves Data**") is based upon an evaluation by GLJ with an effective date of December 31, 2006 contained in the GLJ Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The GLJ Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. The Corporation engaged GLJ to provide an evaluation of all the Corporation's proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of Fairquest's reserves are in Canada and, specifically, in the province of Alberta.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2006
CONSTANT PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		CONVENTIONAL NATURAL GAS		COAL BED METHANE		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
PROVED								
Developed Producing	66	52	18,031	14,018	0	0	591	423
Developed Non-Producing	0	0	3,514	3,023	95	82	156	117
Undeveloped	23	20	8,140	6,291	297	251	301	208
TOTAL PROVED	89	72	29,685	23,332	392	333	1,048	748
PROBABLE	121	101	24,558	19,360	242	212	853	590
TOTAL PROVED PLUS PROBABLE	210	173	54,243	42,692	634	545	1,901	1,337

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	83,369	69,148	59,778	53,096	48,058	83,369	69,148	59,778	53,096	48,058
Developed Non-Producing	19,090	14,044	11,104	9,194	7,856	19,090	14,044	11,104	9,194	7,856
Undeveloped	20,589	13,426	8,744	5,527	3,229	20,589	13,426	8,744	5,527	3,229
TOTAL PROVED	123,049	96,618	79,626	67,816	59,143	123,049	96,618	79,626	67,816	59,143
PROBABLE	95,321	55,502	36,416	25,617	18,840	71,770	42,855	28,737	20,572	15,339
TOTAL PROVED PLUS PROBABLE	218,370	152,120	116,042	93,434	77,983	194,819	139,473	108,363	88,388	74,482

TOTAL FUTURE NET REVENUE

(UNDISCOUNTED)
as of December 31, 2006
CONSTANT PRICES AND COSTS ($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	ABANDONMENT AND RECLAMATION COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	260,302	52,847	60,450	22,807	1,149	123,049	0	123,049
Proved Plus Probable Reserves	476,223	96,979	112,446	46,853	1,575	218,370	23,551	194,819

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2006
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,325
	Conventional Natural Gas (including by-products but excluding solution gas from oil wells)	76,789
	Coal Bed Methane	512
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,729
	Conventional Natural Gas (including by-products but excluding solution gas from oil wells)	109,469
	Coal Bed Methane	845

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2006
FORECAST PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		CONVENTIONAL NATURAL GAS		COAL BED METHANE		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
PROVED								
Developed Producing	65	52	18,108	14,036	0	0	593	422
Developed Non-Producing	0	0	3,515	2,999	95	82	156	115
Undeveloped	23	20	8,142	6,275	304	257	301	208
TOTAL PROVED	89	72	29,765	23,310	399	339	1,050	745
PROBABLE	121	101	24,589	19,319	264	230	852	587
TOTAL PROVED PLUS PROBABLE	210	173	54,354	42,629	663	569	1,902	1,332

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s) BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0	5	10	15	20	AFTER INCOME TAXES DISCOUNTED AT (%/year) 0	5	10	15	20
PROVED										
Developed Producing	108,110	87,359	74,391	65,446	58,852	108,110	87,359	74,391	65,446	58,852
Developed Non-Producing	25,825	18,121	13,929	11,330	9,569	25,825	18,121	13,929	11,330	9,569
Undeveloped	32,636	22,323	15,674	11,145	7,923	26,270	18,728	13,510	9,772	7,015
TOTAL PROVED	166,571	127,804	103,994	87,921	76,345	160,205	124,208	101,830	86,549	75,437
PROBABLE	152,647	83,527	53,402	37,292	27,507	101,558	55,449	35,401	24,686	18,177
TOTAL PROVED PLUS PROBABLE	319,219	211,330	157,395	125,214	103,851	261,763	179,657	137,230	111,235	93,613

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2006
FORECAST PRICES AND COSTS
($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	ABANDONMENT AND RECLAMATION COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	328,295	66,524	70,603	23,073	1,523	166,571	6,366	160,205
Proved Plus Probable Reserves	639,176	128,136	141,367	48,067	2,388	319,219	57,456	261,763

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2006
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,345
	Conventional Natural Gas (including by-products but excluding solution gas from oil wells)	100,767
	Coal Bed Methane	882
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,788
	Conventional Natural Gas (including by-products but excluding solution gas from oil wells)	150,084
	Coal Bed Methane	1,523

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. Forecast Prices and Costs

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by GLJ in the GLJ Report were GLJ's forecasts as at January 1, 2007, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
FORECAST PRICES AND COSTS

	OIL									
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/ MMBtu)	Edmonton Propane ($Cdn/Bbl)	Edmonton Butane ($Cdn/Bbl)	Edmonton Pentanes Plus ($Cdn/Bbl)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
Forecast										
2007	62.00	70.25	39.25	61.25	7.20	45.00	56.25	71.75	2.0	0.87
2008	60.00	68.00	40.00	59.25	7.45	43.50	50.25	69.25	2.0	0.87
2009	58.00	65.75	39.75	57.25	7.75	42.00	48.75	67.00	2.0	0.87
2010	57.00	64.50	39.75	56.00	7.80	41.25	47.75	65.75	2.0	0.87
2011	57.00	64.50	40.25	56.00	7.85	41.25	47.75	65.75	2.0	0.87
2012	57.50	65.00	41.50	56.50	8.15	41.50	48.00	66.25	2.0	0.87
2013	58.50	66.25	42.50	57.75	8.30	42.50	49.00	67.50	2.0	0.87
2014	59.75	67.75	43.50	59.00	8.50	43.25	50.25	69.00	2.0	0.87
2015	61.00	69.00	44.25	60.00	8.70	44.25	51.00	70.50	2.0	0.87
2016	62.25	70.50	45.25	61.25	8.90	45.00	52.25	72.00	2.0	0.87
2017	63.50	71.75	46.00	62.50	9.10	46.00	53.00	73.25	2.0	0.87
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	2.0	0.87

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended December 31, 2006, were $6.93/Mcf for natural gas, $72.59/Bbl for crude oil and $51.22/Bbl for NGLs.

4. Constant Prices and Costs

Constant prices and costs are:

(a) the Corporation's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the GLJ Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

	OIL								
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	LLB at Hardisty ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	Edmonton Propane ($Cdn/Bbl)	Edmonton Butane ($Cdn/Bbl)	Edmonton Pentanes Plus ($Cdn/Bbl)	EXCHANGE RATE[1] ($US/$Cdn)
Historical December 31, 2006	60.85	67.58	47.62	59.47	6.07	43.25	54.06	71.55	.8581

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.

5. Estimated future abandonment costs related to a property have been taken into account by GLJ in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

6. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

7. The extent and character of all factual data supplied to GLJ accepted by GLJ as represented. No field inspection was conducted.

Reconciliation of Changes in Reserves

The following table sets out the reconciliation of Fairquest's net reserves based on forecast prices and costs by principal product type:

	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS			COAL BED METHANE		
FACTORS	Net Proved (Mbbls)	Net Probable (Mbbls)	Net Proved Plus Probable (Mbbls)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net Proved (Mbbls)	Net Probable (Mbbls)	Net Proved Plus Probable (Mbbls)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
December 31, 2005	135	71	207	12,959	6,879	19,838	274	136	410	-	-	-
Extensions	23	(16)	7	10,272	10,146	20,418	424	365	789	339	230	569
Improved Recovery	-	-	-	-	-	-	-	-	-	-	-	-
Technical Revisions	(36)	46	10	(93)	1,092	1,000	52	65	117	-	-	-
Discoveries	-	-	-	1,576	839	2,415	38	22	59	-	-	-
Acquisitions	-	-	-	1,059	363	1,422	-	-	-	-	-	-
Dispositions	-	-	-	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-	-	-	-
Production	(51)	-	(51)	(2,463)	-	(2,463)	(43)	-	(43)	-	-	-
December 31, 2006	72	101	173	23,310	19,319	42,629	745	587	1,332	339	230	569

Notes:

(1) May not add due to rounding.

Net Revenue Reconciliation

The following table sets out a reconciliation of Fairquest's net revenue as at December 31, 2005 compared to December 31, 2006 based on constant prices and costs and proved reserves:

FUTURE NET REVENUE (discounted at 10%/year) PERIOD AND FACTOR	**2006 ($000s)**
Estimated Future Net Revenue at December 31, 2005	65,376
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties(1)	(17,260)
Net Change in Prices, Production Costs and Royalties Related to Future Production(2)	(33,299)
Changes in Previously Estimated Development Costs Incurred During the Period(3)	41,163
Changes in Estimated Future Development Costs(4)	(47,578)
Extensions and Improved Recovery(5)	37,195
Discoveries	5,040
Acquisitions of Reserves(5)	2,962
Dispositions of Reserves(5)	-
Net Change Resulting from Revisions in Quantity Estimates	17
Accretion of Discount(6)	7,406
Net Change in Income Taxes(7)	8,686
All other changes(8)	9,918
Estimated Future Net Revenue at December 31, 2006	79,626

Notes:

(1) Corporation actual before income taxes, excluding general and administrative expenses.
(2) The impact of changes in prices and other economic factors on future net revenue.
(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4) The change in forecast development costs.
(5) End of period net present value of the related reserves.
(6) Estimated as 10% of the beginning of period net present value.
(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

(8) Includes change due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2006 versus forecast.

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below ($000s):

	Undiscounted Forecast Prices and Costs		Undiscounted Constant Prices and Costs
Year	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves
2007	13,326	16,033	13,326
2008	5,873	10,268	5,758
2009	3,858	17,532	3,708
2010	0	3,274	0
2011	11	264	10
Thereafter	6	696	6
Total Undiscounted	23,073	48,067	22,807
Total Discounted at 10%	20,846	40,786	20,627

Fairquest expects that the capital listed in the preceding table will be funded through internally generated cash flows and will not have any associated funding costs. Therefore, the capital commitments will not affect the disclosed reserves of future net revenue.

Other Oil and Gas Information

Principal Properties

The following is a description of Fairquest's principal oil and natural gas properties as at December 31, 2006. Unless otherwise indicated, production stated is average production for 2006 received by Fairquest in respect of its working interest share attributable before deduction of royalties, which is defined as gross production herein. Unless otherwise specified, gross and net acres and well count information is as at December 31, 2006.

West Pembina/Columbia/Harlech

The West Pembina and Columbia/Harlech properties are located in west central Alberta approximately 180 kilometers southwest of Edmonton. Fairquest holds a working interest in 127,200 gross (29,140 net) acres of land, 72% of which is presently undeveloped.

The West Pembina property produces sour gas and associated natural gas liquids from Devonian aged reservoirs in the Nisku formation. Fairquest's average daily production from the West Pembina area was 1,213 Mcf/d of natural gas and 42 Bbls/d of oil and NGLs for an equivalent of 244 BOE/d. The majority of production in the Nisku comes from single well pools with between 10% and 40% hydrogen sulphide and initial estimated recoverable reserves ranging from 5 to 25 Bcf. In 2006, Fairquest participated in the drilling of two wells (0.33 net) targeting the Nisku, both of which have been completed for gas production in the Nisku. In addition, Fairquest has a large inventory of Nisku prospects.

The Columbia/Harlech area is located directly west of West Pembina. As at December 31, 2006, 29 gross (10.0 net) wells are on production with Fairquest's average daily production totaling 3,380 Mcf/d of natural gas and 209 Bbls/d of oil and natural gas liquids for an equivalent of 773 BOE/d for the year, a 195% increase from production rates at the end of 2005. With as many as 12 different drilling targets and a large undeveloped land base, the West Pembina/Columbia/Harlech area was the primary focus of the company's 2006 drilling program, with the drilling of 20 gross (8.53 net) total wells. The majority of the 2006 drilling was focused on exploring for and developing sweet natural gas Cretaceous aged reservoir sandstones within the Viking formation and Mannville Group, with secondary focus on the Cretaceous Belly River and Cardium formations and the Jurassic Rock Creek formation. During the year, extensive upgrades and expansions were performed to the company's production facilities and gas gathering infrastructure which will allow for future discoveries to be brought into production in a timely manner.

Valhalla/Rycroft

The Valhalla/Rycroft area is located approximately 35 kilometers north of the city of Grande Prairie in northwest Alberta. Fairquest's average daily production from the area was 236 Mcf/d natural gas and 8 Bbls/d oil and associated natural gas liquids for an equivalent of 47 BOE/d in 2006, with 12 gross (1.5 net) wells on production as at December 31, 2006. In addition to the production, Fairquest holds 30,080 gross (5,078 net) acres of land in the area, 69% of which presently remains undeveloped. During 2006 the Corporation entered into a farm-out agreement that resulted in the drilling of one gas well (0.40 net).

Wild River/Deep Basin

The Wild River/Deep Basin area is located in west central Alberta, approximately 250 kilometers west of Edmonton. This area contains higher reward/higher risk drilling prospects, an example of which is the gas discovery in the Nisku formation in Wild River in the 8-14-53-25W5 well drilled by Fairborne in 2004. The Wild River exploration well has produced between 16,000 Mcf/d and 20,000 Mcf/d since being brought on production in late 2004. In addition to the Devonian potential in the area, Fairquest has identified an extensive inventory of drilling prospects that would test the potential of several Cretaceous aged sweet natural gas reservoirs on the Corporation's acreage. Average daily production from the area was 2,635 Mcf/d natural gas and 7 Bbls/d oil and associated natural gas liquids for an equivalent of 445 BOE/d in 2006, from 10 (1.5 net) wells. Fairquest holds a working interest in 99,200 gross (46,028 net) acres of land in the Wild River/Deep Basin area, 85% of which is presently undeveloped. In 2006 Fairquest drilled a total of three wells gross (1.3 net) in the Wild River/Deep Basin area, with two (0.75 net) cased and/or completed for gas production and one (0.6 net) well that was dry and abandoned. During 2006, Fairquest spent $5.6 million to acquire an additional 6.0% working interest in the 8-14-057-23W5 well.

Pigeon Lake/Westerose

The Pigeon Lake/Westerose property is located approximately 40 kilometers south and west of the city of Edmonton in Fairquest's Central Alberta operations area. As at December 31, 2006 Fairquest had production from 11 gross (3.3 net) wells in the area. Fairquest's average daily production from the area was 852 Mcf/d of natural gas and 53 Bbls/d of oil and associated natural gas liquids for an equivalent of 195 BOE/d. Fairquest's total land holdings in the area consists of 18,022 gross (4,327 net acres) of which 2,321 net acres (54%) are presently undeveloped. The 2006 drilling program saw the drilling of three (0.3 net) wells targeting sweet natural gas in the Cretaceous aged formations. Of these wells, all were cased and completed for potential gas production from the target horizon. In addition, Fairquest participated in the drilling of one well (0.57 net) which targeted sour natural gas in the Devonian aged Wabamun formation, and was successfully brought on production in 2006. In 2006, Fairquest entered into a farm-in agreement with a senior Canadian producer with a commitment to drill five earning wells on over 10,790 gross acres of undeveloped land, substantially increasing Fairquest's land position in the area. These five earning wells represent the drilling program planned for 2007, with three wells (1.08 net) targeting the Cretaceous and two wells (0.72 net) to test the potential of the Devonian Wabamun.

Marlboro/Pine Creek

The Marlboro/Pine Creek property is located in west central Alberta, approximately 200 kilometers west of Edmonton. Fairquest holds an interest in 7,360 gross (842 net) acres of land in this area, of which 3,520 gross (344 net) acres are presently undeveloped. Fairquest's average daily production from this area from 10 gross (1.0 net) wells was 255 Mcf/d of natural gas and 4 Bbls/d of oil and associated natural gas liquids for an equivalent of 47 BOE/d in 2006. In 2006, the Corporation did not participate in any drilling operation, but does plan on participating in one well (0.5 net) in 2007.

Oil And Gas Wells

The following table sets forth the number and status of wells in which Fairquest had a working interest as at December 31, 2006.

	Oil Wells				**Natural Gas Wells**			
	Producing		**Non-Producing**		**Producing**		**Non-Producing**	
	Gross	**Net**	**Gross**	**Net**	**Gross**	**Net**	**Gross**	**Net**
Alberta	7	0.9	3	0.9	92	22.8	31	13.0
Total	7	0.9	3	0.9	92	22.8	31	13.0

Properties with no Attributable Reserves

The following table sets out Fairquest's developed and undeveloped land holdings as at December 31, 2006.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	67,368	16,947	214,494	68,454	281,862	85,401
Total	67,368	16,947	214,494	68,454	281,862	85,401

The Corporation expects that rights to explore, develop and exploit 20,435 net acres of its undeveloped land holdings will expire by December 31, 2007. Fairborne plans to drill or submit application to continue selected portions of the above acreage.

Additional Information Concerning Abandonment and Reclamation Costs

Fairquest used its internal historical costs to estimate its abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. Fairquest has 37.6 net wells for which it expects to incur abandonment and reclamation costs.

The total abandonment cost in respect of proved reserves using forecast prices is $1.5 million (undiscounted) and $0.5 million (discounted at 10%). 100% of such amounts were deducted as abandonment costs in estimating future net revenue of the Corporation as disclosed above.

The following table sets forth abandonment costs deducted in the estimation of the Corporation's future net revenue:

Forecast Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2007	3
2008	51
2009	50
Thereafter	1,419
Total Undiscounted	1,523
Total Discounted @ 10%	451

Constant Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2007	38
2008	42
2009	29
Thereafter	1,040
Total Undiscounted	1,149
Total Discounted @ 10%	389

Capital Expenditures

The following table summarizes capital expenditures (net of incentives and net of certain proceeds and including capitalized and general administrative expenses) related to Fairquest's activities for the year ended December 31, 2006:

Property acquisition costs	
Proved properties	5,559,177
Undeveloped properties	-
Exploration costs	58,702,100
Development costs	41,163,366
Dispositions	-
Corporate Assets	-
Total	105,424,643

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which Fairquest participated during the year ended December 31, 2006.

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Light and Medium Oil	2.0	0.8	-	-
Natural Gas	23.0	9.5	8.0	2.2
Coal Bed Methane	-	-	-	-
Service	-	-	-	-
Dry	2.0	1.1	-	-
Total	27.0	11.4	8.0	2.2

Production Estimates

The following table sets out the volume of Fairquest's production estimated for the year ended December 31, 2007 as evaluated by GLJ which is reflected in the estimate of future net revenue disclosed in the tables contained under "*Reserves Data*".

FORECAST PRICES AND COSTS

	Light And Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total	
Entity Description	Gross (Bbls/d)	Net (Bbls/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Bbls/d)	Net (Bbls/d)	Gross (BOE/d)	Net (BOE/d)
Total Proved										
Columbia/Harlech	39	29	7,960	6,675	0	0	342	283	1,707	1,424
Other Properties	5	4	5,749	4,123	71	58	100	69	1,075	770
Total: Total Proved	44	33	13,709	10,798	71	58	442	352	2,782	2,194
Total Proved plus Probable										
Columbia/Harlech	40	29	8,246	6,901	0	0	354	292	1,768	1,472
Other Properties	5	4	5,906	4,225	77	63	104	71	1,107	791
Total: Total Proved plus Probable	45	34	14,152	11,126	77	63	458	364	2,875	2,262

Notes:

(1) May not add due to rounding.

CONSTANT PRICES AND COSTS

	Light And Medium Oil		Conventional Natural Gas		Coal Bed Methane		Natural Gas Liquids		Total	
Entity Description	Gross (Bbls/d)	Net (Bbls/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Mcf/d)	Net (Mcf/d)	Gross (Bbls/d)	Net (Bbls/d)	Gross (BOE/d)	Net (BOE/d)
Total Proved										
Columbia/Harlech	39	29	7,960	6,754	0	0	342	287	1,707	1,441
Other Properties	5	4	5,749	4,137	71	58	100	69	1,075	773

Total: Total Proved	44	33	13,709	10,891	71	58	442	356	2,782	2,214
Total Proved plus Probable										
Columbia/Harlech	40	29	8,246	6,980	0	0	354	296	1,768	1,489
Other Properties	5	4	5,906	4,239	77	63	104	72	1,107	793
Total: Total Proved plus Probable	45	34	14,152	11,219	77	63	458	368	2,875	2,282

Notes:

(1) May not add due to rounding.

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended			
	2006			
	Dec. 31	**Sept. 30**	**June 30**	**March 31**
Average Daily Production(1)				
Light and Medium Crude Oil (Bbls/d)	245	164	175	83
Conventional Gas (Mcf/d)	11,154	8,497	8,122	6,461
Coal Bed Methane (Mcf/d)	-	-	-	-
NGLs (Bbls/d)	250	99	179	91
Combined (BOE/d)	2,354	1,679	1,708	1,252
Average Price Received				
Light and Medium Crude Oil ($/Bbl)	63.16	80.56	78.83	71.86
Conventional Gas ($/Mcf)	7.40	6.05	6.35	7.99
Coal Bed Methane ($/Mcf)	-	-	-	-
NGLs ($/Bbls)	54.13	42.98	45.89	61.77
Combined ($/BOE)	47.39	41.03	43.15	50.57
Royalties Paid				
Light and Medium Crude Oil ($/Bbls)	9.51	12.03	16.03	13.94
Conventional Gas ($/Mcf)	1.01	1.03	1.35	2.44
Coal Bed Methane ($/Mcf)	-	-	-	-
NGLs ($/Bbls)	3.09	27.27	15.52	13.14
Combined ($/BOE)	6.10	8.00	9.69	14.50
Operating Expenses ($/BOE)				
Light and Medium Crude Oil ($/Bbls)	6.70	8.50	8.40	10.99
Conventional Gas ($/Mcf)	1.34	1.35	1.77	1.39
Coal Bed Methane ($/Mcf)	-	-	-	-
NGLs ($/Bbls)	7.44	10.96	5.85	7.22
Combined ($/BOE)	7.82	8.31	9.92	8.46
Netback Received ($/BOE)(2)				
Light and Medium Crude Oil ($/Bbls)	46.94	60.02	54.39	46.92
Conventional Gas ($/Mcf)	4.74	3.38	2.95	3.81
Coal Bed Methane ($/Mcf)	-	-	-	-
NGLs ($/Bbls)	43.60	4.75	24.52	41.41
Combined ($/BOE)	31.98	23.26	22.19	25.82

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.

The following table indicates Fairquest's average daily production from its important fields for the year ended December 31, 2006:

	Light and Medium Crude Oil (Bbls/d)	Conventional Gas (Mcf/d)	Coal Bed Methane (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
West Pembina	32	1,213	-	10	244
Columbia/Harlech	122	3,380	-	87	773
Valhalla/Rycroft	-	236	-	8	47
Wild River/Deep Basin	7	2,635	-	-	445
Pigeon Lake/Westerose	4	852	-	49	195
Marlboro	3	255	-	1	47
Miscellaneous	-	-	-	-	-
Total Alberta	167	8,571	-	155	1,751
Total	167	8,571	-	155	1,751

Fairquest's crude oil production for the year ended December 31, 2006 was 100% light and medium quality crude oil (25° API or greater).

For the year ended December 31, 2006, approximately 15% of Fairquest's gross revenue was derived from crude oil production, 10% was derived from NGL production and 75% was derived from natural gas production.

Forward Contracts and Marketing

Fairquest's crude oil and natural gas production is sold directly to credit-worthy counterparties, with the exception of small quantities of non-operated properties which are marketed by the operator.

The following natural gas fixed price physical contracts were outstanding at December 31, 2006:

Remaining Term	Volume (GJ per day)	Price (CDN$ per GJ)	Settlement Index
AECO Swaps			
Jan 1/07 – Mar 31/07	3500	$7.77	AECO Monthly
Apr 1/07 – Jun 30/07	2000	$6.785	AECO Monthly
Apr 1/07 – Jun 30/07	2000	$6.795	AECO Monthly
Apr 1/07 – Jun 30/07	1000	$6.745	AECO Monthly
AECO Participating Swaps			
Jan 1/07 – Mar 31/07	1500	$8.11 + 50%	AECO Daily

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

Fairborne Energy Trust ("**Fairborne**" or the "**Trust**")
Suite 3400, 450 – 1st Street S.W.
Calgary, Alberta T2P 5H1

2. **Date of Material Change:**

October 22, 2007

3. **News Release:**

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of Marketwire on October 22, 2007 and would have been received by the securities commissions where the Trust is a "reporting issuer" and the stock exchanges on which the securities of the Trust are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

Fairborne announced its plan to convert into a growth oriented, exploration and production company (the "**Reorganization**"). Concurrent with closing of the Reorganization, Denham Commodity Partners Fund IV LP ("**Denham**"), a U.S.-based private equity fund advised by Denham Capital Management LP, will subscribe for, on a private placement basis, approximately 13.4 million common shares of the new corporation (the "**Corporation**") at a subscription price of $7.45 per share for aggregate proceeds of approximately Cdn$100 million (the "**Private Placement**"). Denham's investment is conditional on the successful closing of the Reorganization.

Proceeds from the Private Placement will initially be used to reduce outstanding indebtedness. Fairborne plans to continue its current monthly distributions until the closing of the Reorganization, including the November distribution payable on December 17, 2007. Denham's investment will significantly improve Fairborne's financial flexibility and position the reorganized Corporation for growth. Following the Reorganization, Fairborne plans to reinvest 100% of its cash flow to fully exploit its attractive drilling opportunities and grow its production base, while retaining use of its credit facilities for acquisitions. After giving effect to the Private Placement, the reorganized Corporation will have approximately $85 million of net debt drawn against its current borrowing base facility of $220 million.

It is contemplated that the Reorganization will be completed pursuant to a plan of arrangement. Holders of trust units (collectively the "**Unitholders**") of Fairborne will receive an equal number of common shares of the new Corporation that will hold the assets previously held, directly or indirectly, by the Trust. Exchangeable shares will be exchanged for common shares in the new Corporation based on the then current exchange ratio. This will result in approximately 83.2 million common shares of the new Corporation being outstanding after giving effect to the Reorganization and the Private Placement. Fairborne's outstanding convertible debentures bearing a coupon rate of 6.5% and a conversion price of $13.50 will be assumed by the new Corporation and be convertible into common shares of the Corporation with no change to the terms. One representative from Denham will be appointed to the board of directors of the Corporation on completion of the

Reorganization. The Reorganization is subject to receipt of all required regulatory approvals and securityholder approval by at least 66 2/3% of the votes cast by Unitholders and holders of exchangeable shares. It is anticipated that an information circular and proxy statement in connection with the special meeting to consider the Reorganization will be mailed to securityholders of the Trust in mid November, in connection with the meeting of securityholders relating to such approvals anticipated to be held in December, 2007.

5. **Full Description of Material Change:**

Fairborne announced the Reorganization into a growth oriented, exploration and production company. Concurrent with closing of the Reorganization, Denham, a U.S.-based private equity fund advised by Denham Capital Management LP, will subscribe for, on a private placement basis, approximately 13.4 million common shares of the Corporation at a subscription price of $7.45 per share for aggregate proceeds of approximately Cdn$100 million. The subscription price represents a premium of 8% to the closing price of Fairborne's trust units on October 19, 2007 of $6.90 per unit and 13% to the volume weighted average trading price of $6.57 per unit over the last 30 trading days. Denham's investment is conditional on the successful closing of the Reorganization.

Proceeds from the Private Placement will initially be used to reduce outstanding indebtedness. Fairborne plans to continue its current monthly distributions until the closing of the Reorganization, including the November distribution payable on December 17, 2007. Denham's investment will significantly improve Fairborne's financial flexibility and position the reorganized Corporation for growth. Following the Reorganization, Fairborne plans to reinvest 100% of its cash flow to fully exploit its attractive drilling opportunities and grow its production base, while retaining use of its credit facilities for acquisitions. After giving effect to the Private Placement, the reorganized Corporation will have approximately $85 million of net debt drawn against its current borrowing base facility of $220 million.

Fairborne's current production is 13,100 Boe/d (75% natural gas) and the Trust anticipates exiting 2007 at a production rate of approximately 13,400 Boe/d based on recent drilling successes at Columbia/Harlech and Marlboro. The 2008 capital program for the reorganized Corporation is currently planned to be between $125 million and $150 million.

About Denham

Denham Capital Management LP is a private equity firm focused on the energy and commodities sectors, including natural resources, power and utilities and energy-related infrastructure and services. It invests globally, with investments currently in the US, Canada, South America, Europe and Asia, and across all stages of corporate and asset lifecycle, from development projects to mature, operating businesses. Denham typically targets equity investments in the $50 million to $250 million range. It currently has offices in Boston, Houston, New Jersey and London.

Plan of Arrangement

It is contemplated that the Reorganization will be completed pursuant to a plan of arrangement. Unitholders of Fairborne will receive an equal number of common shares of the new Corporation that will hold the assets previously held, directly or indirectly, by the Trust. Exchangeable shares will be exchanged for common shares in the new Corporation based on the then current exchange ratio. This will result in approximately 83.2 million common shares of the new Corporation being outstanding after giving effect to the Reorganization and the Private Placement. Fairborne's outstanding convertible debentures bearing a coupon rate of 6.5% and a conversion price of $13.50 will be assumed by the new Corporation and be convertible into common shares of the Corporation

with no change to the terms. One representative from Denham will be appointed to the board of directors of the Corporation on completion of the Reorganization. The Reorganization is subject to receipt of all required regulatory approvals and securityholder approval by at least 66 2/3% of the votes cast by Unitholders and holders of exchangeable shares. It is anticipated that an information circular and proxy statement in connection with the special meeting to consider the Reorganization will be mailed to securityholders of the Trust in mid November, in connection with the meeting of securityholders relating to such approvals anticipated to be held in December, 2007.

Board of Directors Recommendations

The Board of Directors has unanimously concluded that the Reorganization and Private Placement are in the best interests of Fairborne and Fairborne securityholders, and has unanimously resolved to recommend that Fairborne securityholders vote their Fairborne trust units and exchangeable shares in favour of the Reorganization. Officers and directors of Fairborne beneficially owning approximately 13% of the issued and outstanding trust units and exchangeable shares of Fairborne have indicated that they intend to vote their trust units and exchangeable shares in favour of the Reorganization. Fairborne has agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any other business combination until completion of the Reorganization.

All of the members of the Board of Directors as well as the CEO, CFO and COO of Fairborne have agreed to waive their right to accelerated vesting of their Restricted and Performance units under the current Trust incentive plan. There will be no change of control or severance payment triggered by the Reorganization for these officers.

RBC Capital Markets acted as financial advisor to Fairborne with respect to the Reorganization and has provided its opinion to the Board of Directors that, as at the date hereof, the consideration to be received by Fairborne Unitholders in connection with the Reorganization and after giving effect to the Private Placement, taken together, is fair, from a financial point of view to Unitholders. Cormark Securities Inc. is acting as a strategic advisor to Fairborne. CIBC World Markets Inc. acted as exclusive financial advisor to Denham with respect to the Private Placement.

Transaction Rationale

Strategically, the Reorganization and Private Placement position Fairborne as a high growth natural gas focused exploration and production company with a very strong balance sheet. The Private Placement combined with cash flow from operations will allow the Corporation to aggressively capitalize on over 500 identified drilling prospects, acquisitions and other opportunities identified by its technical staff.

Fairborne currently has tax pools of approximately $490 million. Management expects the Corporation to remain non-taxable beyond 2011 as a result of existing tax pools as well as incremental tax pools created through an expanded capital program.

Preliminary 2008 Program

The Reorganization and the Private Placement will allow Fairborne to transform the growth outlook of the Corporation and increase its reserves, production and cash flow through the development of its large inventory of identified drilling prospects. Fairborne currently has 233,500 net acres of undeveloped land. In addition, the Denham investment will allow Fairborne to reduce debt levels and thereby pursue selected acquisitions.

The Corporation's preliminary 2008 capital expenditures budget will be set between $125 million and $150 million. The budget is balanced between high impact exploration drilling and lower risk infill and step out drilling on well defined existing prospects and is currently planned to include:

- 117 (83 net) wells
- 75% of drilling capital in lower risk locations and 25% directed towards exploration
- $35 mm at Columbia/Harlech
- $25 mm focused on light oil at Brazeau and Clive
- $25 mm in the Deep Basin
- $20 mm for CBM
- The balance of capital will be spent on land and seismic and in other areas.

This budget is based on achieving capital efficiencies of $25,000 per flowing Boe (consistent with Fairborne's three year average) and an operating netback of approximately $30 per Boe (based on CDN$6.00/mcf and US $80.00 per bbl).

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Fairborne who is knowledgeable of the material change and this report is:

Aaron G. Grandberg, Chief Financial Officer
Telephone: (403) 290-3217
Facsimile: (403) 290-7724

9. Date of Report:

October 25, 2007.

This material change report shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered will not be and have not been registered under the *United States Securities Act of 1933* as amended or the securities laws of any state and may not be offered or sold in the United States unless an exemption from registration is available.

Forward Looking Statements - Certain information regarding Fairborne and Fairborne Energy Ltd. (the "Companies") set forth in this material change report, including management's assessment of the Companies' future plans and operations, the effect of the Reorganization and the Private Placement on the Companies and on securityholders of Fairborne, timing of matters relating to the approval of the Reorganization and implementation thereof, use of proceeds from the Private Placement, planned continued distributions until the Reorganization, plans related to use of cash flow and bank debt following completion of the Reorganization and Private Placement, expected production rates, 2008 capital expenditure budget and the method of funding thereof and future capital expenditures and the expected non-taxability of the Corporation contain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-

looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Companies' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility, and ability to access sufficient capital from internal and external sources, economic or industry condition changes, uncertainty related to completion of the Reorganization and the effect thereof and failure to receive required securityholder and regulatory and other approvals. The Companies' actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Companies will derive therefrom. Additional information on these and other factors that could affect the Companies' results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at Fairborne's website (www.Fairbornetrust.com). Furthermore, the forward-looking statements contained in this material change report are made as of the date of this material change report, and none of the Companies undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

FORM 51-102F3

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

   Fairborne Energy Ltd. ("Fairborne Energy")
   Suite 3400, 450 – 1st Street S.W.
   Calgary, Alberta T2P 5H1

2. **Date of Material Change:**

   December 19, 2007

3. **News Release:**

   Press releases disclosing in detail the material summarized in this material change report were disseminated through the facilities of Marketwire on December 18 and 19, 2007, respectively, and would have been received by the securities commissions where Fairborne Energy is a "reporting issuer" and the stock exchange on which the securities of Fairborne Energy are listed and posted for trading in the normal course of its dissemination.

4. **Summary of Material Change:**

   Fairborne Energy Trust ("Fairborne Trust") and Fairborne Energy announced the successful completion of the previously announced plan of arrangement (the "Arrangement") pursuant to which Fairborne Trust has been converted into a growth oriented exploration and production company and the issuance by Fairborne Energy, on a private placement basis, of approximately 13.4 million common shares ("Common Shares") of Fairborne Energy to Denham Commodity Partners Fund IV LP ("Denham"), a U.S. - based private equity fund advised by Denham Capital Management LP, at a subscription price of $7.45 per share, for aggregate proceeds of approximately Cdn$100 million (the "Private Placement").

   The Arrangement was overwhelmingly approved by over 98% of the votes cast by securityholders of Fairborne Trust at a special meeting of securityholders held on December 18, 2007. Approval of the Arrangement by the Court of Queen's Bench of Alberta was also obtained on December 18, 2007.

   Pursuant to the Arrangement, previous holders of trust units of Fairborne Trust ("Trust Units") are entitled to receive an equal number of Common Shares and previous holders of exchangeable shares of Fairborne Energy Ltd. ("Exchangeable Shares") are entitled to receive Common Shares based on the exchange ratio in effect on completion of the Arrangement.

   After giving effect to the Arrangement and the completion of the Private Placement, Fairborne Energy has approximately 84.3 million Common Shares issued and outstanding of which, immediately following completion of the Private Placement, Denham owns or controls 13,422,820 Common Shares representing approximately 15.9% of the issued and outstanding Common Shares.

   In connection with the completion of the Arrangement, Fairborne Energy has assumed all of the covenants and obligations of Fairborne Trust under the outstanding convertible debentures of Fairborne Trust bearing interest at a rate of 6.5% per annum and maturing on December 31, 2011 (the "Debentures"). The Debentures are now convertible into Common Shares, rather than Trust Units, at the same conversion price that previously existed for the Trust Units, being a conversion price of $13.50 per Common Share, subject to adjustment as provided in the Debentures.

Fairborne Energy also announced the appointment of Carl J. Tricoli to the board of directors of Fairborne Energy. Mr. Tricoli is the senior managing director of Denham Capital Management LP. Denham Capital Management LP is a private equity firm focused on the global energy and commodities sectors, including natural resources, power and utilities and energy related infrastructure and services.

Letters of Transmittal have been forwarded to securityholders of Fairborne Trust to be utilized in order to exchange their Trust Units and Exchangeable Shares for Common Shares.

Effective at the opening of markets on December 24, 2007, the Trust Units and Exchangeable Shares will be de-listed from the TSX. Concurrent with the de-listing of the Trust Units and Exchangeable Shares, the Common Shares of Fairborne Energy will be listed on the TSX under the symbol "FEL". The Debentures will continue to trade on the TSX under the symbol "FEL.DB".

5. Full Description of Material Change:

See Item 4 above.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7. Omitted Information:

Not applicable.

8. Executive Officer:

The name and business numbers of the executive officer of Fairborne Energy who is knowledgeable of the material change and this report is:

Aaron G. Grandberg, Chief Financial Officer
Telephone: (403) 290-3217
Facsimile: (403) 290-7724

9. Date of Report:

December 20, 2007.

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated as of the 11th day of March, 2007.

AMONG:

FAIRBORNE ENERGY TRUST, a trust formed under the laws of the Province of Alberta (the "**Trust**")

AND

FAIRBORNE ENERGY LTD., a corporation amalgamated under the laws of the Province of Alberta ("**Fairborne**")

AND

FAIRQUEST ENERGY LIMITED, a corporation incorporated under the laws of the Province of Alberta ("**Fairquest**")

WHEREAS:

(a) Fairquest proposes to carry out an arrangement under the Act involving Fairquest, the Trust, the Fairquest Shareholders and Fairborne, whereby Fairborne will acquire all of the issued and outstanding Fairquest Shares;

(b) The parties intend to carry out the transactions contemplated herein pursuant to an arrangement under the Act;

(c) The parties have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for other matters relating to the transactions contemplated herein;

NOW THEREFORE IN CONSIDERATION OF THE COVENANTS AND AGREEMENTS CONTAINED IN THIS AGREEMENT, THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless there is something in the context or subject matter inconsistent therewith, the following defined terms have the meanings hereinafter set forth:

(a) "**Acquisition Proposal**" has the meaning ascribed thereto in section 3.2(b)(i);

(b) "**Act**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9 as from time to time amended or re-enacted, including the regulations promulgated thereunder;

(c) "**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this Agreement as the same may be amended, amended and restated, modified or supplemented at any time or from time to time;

(d) "**Agreement Date**" means the date hereof;

(e) "**Applicable Laws**" means all applicable securities laws, rules of applicable stock exchanges and applicable corporate laws including the rules, regulations, notices, instruments, blanket orders and policies of the securities regulatory authorities in Canada;

(f) "**Arrangement**" means the arrangement under the provisions of Section 193 of the Act, on the terms and conditions set forth in the Plan of Arrangement;

(g) "**Arrangement Resolution**" means the special resolution in respect of the Arrangement and other related matters to be considered at the Fairquest Meeting;

(h) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the Act to be sent to the Registrar for filing after the Final Order has been made;

(i) "**Business Day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(j) "**Canadian GAAP**" means generally accepted accounting principles in Canada;

(k) "**Certificate**" means the certificate which may be issued by the Registrar pursuant to Subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(l) "**Closing Time**" shall be 10:00 a.m. (Calgary time) on the day immediately following the date of the Fairquest Meeting, unless otherwise agreed by Fairborne and Fairquest;

(m) "**Competition Act**" means the *Competition Act*, R.S.C. 1985, c. C-34, as amended;

(n) "**Convertible Debentures**" means the 6.50% convertible, unsecured, subordinated debentures of the Trust;

(o) "**Court**" means the Court of Queen's Bench of Alberta;

(p) "**Depositary**" means such agent as may be designated by Fairborne for the purpose of receiving the deposit of certificates formerly representing Fairquest Shares;

(q) "**Documents of Title**" means, collectively, any and all certificates of title, leases, permits, licences, unit agreements, assignments, trust declarations, royalty agreements, operating agreements or procedures, participation agreements, farm-in and farm-out agreements, sale and purchase agreements, pooling agreements and other agreements by virtue of which Fairquest's title to and interest in its oil and gas assets are derived;

(r) "**Effective Date**" means the date the Arrangement becomes effective under the Act;

(s) "**Effective Time**" means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(t) "**Employee Amounts**" has the meaning ascribed thereto in section 4.1(s);

(u) "**Escrow Agreements**" means escrow agreements entered into as of May 30, 2005 among Fairquest, an escrow agent, and various securityholders of Fairquest pursuant to which certain Fairquest Shares, Warrants and Performance Shares are held in escrow;

(v) "**Exchangeable Shares**" means the Series A Exchangeable Shares of Fairborne;

(w) "**Fairborne Confidentiality Agreement**" means the confidentiality agreement between the Trust and Fairquest dated February 16, 2007 in respect of disclosure of information relating to Fairborne;

(x) **"Fairborne Engineer"** has the meaning ascribed thereto in section 4.2(v);

(y) **"Fairborne Non-Completion Fee"** has the meaning ascribed thereto in section 6.2 hereof;

(z) **"Fairborne Reserve Report"** has the meaning ascribed thereto in section 4.2(v);

(aa) **"Fairborne Subsidiaries"** means Fairborne, Fairborne ExchangeCo Ltd., Case Sub ULC, North American Explorer Inc. and Fairborne Pivotal Production Partnership;

(bb) **"Fairquest Confidentiality Agreement"** means the confidentiality agreement between the Trust and Fairquest dated February 16, 2007 in respect of disclosure of information relating to Fairquest;

(cc) **"Fairquest Disclosure Letter"** means the disclosure letter provided by Fairquest dated the Agreement Date;

(dd) **"Fairquest Engineer"** has the meaning ascribed thereto in section 4.1(hh);

(ee) **"Fairquest Financial Statements"** means the audited comparative financial statements of Fairquest as at and for the year ended December 31, 2006 together with the notes thereto and the auditors' report thereon;

(ff) **"Fairquest Meeting"** means the annual and special meeting of Fairquest Shareholders and any adjournment(s) thereof, as ordered by the Interim Order, to consider and, if determined advisable, approve the Arrangement Resolution and related matters;

(gg) **"Fairquest Non-Completion Fee"** has a meaning ascribed thereto in section 6.1 hereof;

(hh) **"Fairquest Optionholders"** means holders of Fairquest Options;

(ii) **"Fairquest Options"** means stock options issued to directors, officers, employees and consultants of Fairquest permitting the holders thereof the right (whether or not vested) to purchase Fairquest Shares;

(jj) **"Fairquest Reserve Report"** means has the meaning ascribed thereto in section 4.1(hh);

(kk) **"Fairquest Rights"** means, collectively, the Fairquest Options, Performance Shares and Warrants;

(ll) **"Fairquest Shareholders"** means holders of issued and outstanding Fairquest Shares;

(mm) **"Fairquest Shares"** means common shares in the capital of Fairquest, as constituted on the Agreement Date;

(nn) **"Fairquest Support Agreements"** means agreements between Fairborne and each of the Fairquest Support Shareholders pursuant to which the Fairquest Support Shareholders agree to vote the Fairquest Shares beneficially owned or controlled by the Fairquest Support Shareholders in favour of the Arrangement and to otherwise support the Arrangement, as provided therein;

(oo) **"Fairquest Support Shareholders"** means those Fairquest Shareholders that have entered into Fairquest Support Agreements;

(pp) **"Fairquest Transaction Costs"** has the meaning ascribed thereto in section 4.1(r);

(qq) **"Final Order"** means the order of the Court approving the Arrangement pursuant to Subsection 193(9)(a) of the Act, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(rr) **"Information Circular"** means the management information circular and proxy statement of Fairquest to be sent by Fairquest to the Fairquest Shareholders in connection with the Fairquest Meeting;

(ss) **"Interim Order"** means an interim order of the Court concerning the Arrangement under Subsection 193(4) of the Act, containing declarations and directions with respect to the Arrangement and the holding of the Fairquest Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(tt) **"Mailing Date"** means the date that the Information Circular is mailed to Fairquest Shareholders;

(uu) **"Material Adverse Change"** means, in respect of either Fairquest or the Trust, as the case may be, any change in the business, affairs, operations, prospects, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, privileges or liabilities, whether contractual or otherwise, of such party or its subsidiaries (if applicable), which is materially adverse to such party and its subsidiaries (considered as a whole), other than a change (i) that arises out of a matter that has been publicly disclosed prior to the Agreement Date or otherwise disclosed in writing by a party to the other party hereto prior to the Agreement Date; (ii) that results from conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that is a direct result of any matter permitted by this Agreement or consented to in writing by the Trust or Fairborne, in the case of Fairquest, or by Fairquest, in the case of the Trust;

(vv) **"Material Adverse Effect"**, in relation to any event or change, means an effect that is, or would reasonably be expected to be, materially adverse to the business, affairs, operations, prospects, results of operations, assets, capitalization, financial condition, licenses, permits, concessions, rights, privileges or liabilities, whether contractual or otherwise, of Fairquest or the Trust, as the case may be, and their respective subsidiaries (if applicable) (considered as a whole); provided that a Material Adverse Effect shall not include an adverse effect resulting from a change (i) that arises out of a matter that has been publicly disclosed prior to the Agreement Date or otherwise disclosed in writing by a party to the other prior to the Agreement Date; (ii) that results from conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (iii) that results from general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that is a direct result of any matter permitted by this Agreement or consented to in writing by the Trust or Fairborne, in the case of Fairquest, or by Fairquest, in the case of the Trust;

(ww) **"Option Termination Agreements"** means agreements pursuant to which holders of all outstanding Fairquest Options agree, subject to the condition precedent of the Arrangement becoming effective, to either exercise or terminate and surrender their Fairquest Options prior to the Effective Time, in form and substance satisfactory to Fairborne, acting reasonably;

(xx) **"Outside Date"** means July 1, 2007;

(yy) **"parties"** means, collectively, the Trust, Fairborne and Fairquest, and **"party"** means any one of them;

(zz) **"Performance Shares"** means the performance shares in the capital of Fairquest;

(aaa) **"permitted encumbrances"** has the meaning ascribed thereto in section 4.1(dd);

(bbb) **"Plan of Arrangement"** means the plan of arrangement set out in Exhibit A hereto as amended, supplemented or restated from time to time in accordance with Article 6 thereof and section 9.1 hereof;

(ccc) **"Registrar"** means the Registrar of Corporations for the Province of Alberta duly appointed under the Act;

(ddd) **"Regulation Q-27"** means the Autorité des marches financiers (Québec) Regulation Q-27 – Respecting Protection of Minority Securityholders in the Course of Certain Transactions;

(eee) **"Representatives"** means, in respect of either Fairquest, Fairborne or the Trust, as the case may be, such party's officers, directors, employees, advisors, representatives and agents;

(fff) **"Rule 61-501"** means Ontario Securities Commission Rule 61-501 – Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions;

(ggg) **"Rules"** means, collectively, Rule 61-501 and Regulation Q-27;

(hhh) **"subsidiary"** has the meaning ascribed thereto in the Act (and shall include all trusts or partnerships directly or indirectly owned by Fairquest or the Trust, as the case may be);

(iii) **"Superior Proposal"** has the meaning ascribed thereto in section 3.2(b)(v)(A);

(jjj) **"Take-over Proposal"** has the meaning ascribed thereto in section 6.1;

(kkk) **"Tax Act"** means the *Income Tax Act* (Canada) and the regulations thereunder, all as amended from time to time;

(lll) **"Termination Date"** means the date of termination of this Agreement pursuant to the terms hereof;

(mmm) **"Trust Financial Statements"** means the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2006, together with the notes thereto and the auditors' report thereon;

(nnn) **"Trust Indenture"** means the trust indenture of the Trust dated April 20, 2005, as amended November 2, 2005;

(ooo) **"Trust Information"** means the information in the form provided by the Trust for inclusion in the Information Circular describing the Trust and its business, operation and affairs;

(ppp) **"Trust Unitholders"** or **"Unitholders"** means holders of Trust Units;

(qqq) **"Trust Units"** means trust units of the Trust;

(rrr) **"TSX"** means the Toronto Stock Exchange;

(sss) **"U.S. Securities Act"** means the *United States Securities Act of 1933*, as amended;

(ttt) **"Valuation"** means the formal valuation of the Fairquest Shares and the Trust Units to be dated on or prior to the Mailing Date, prepared by Sprott Securities Inc. in accordance with the requirements of the Rules and addressed to the Special Committee of the Board of Directors of Fairquest; and

(uuu) **"Warrants"** means common share purchase warrants of Fairquest, each of which entitles the holder to acquire one Fairquest Share at an exercise price of $3.17 per share until June 1, 2010, subject to vesting thereof.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into articles, sections and subsections is for convenience of reference only and does not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement (including Exhibit A hereto) and not to any particular article, section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, etc.

Words importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include firms and corporations and vice versa.

1.4 Date for Any Action

If any date on which any action is required to be taken hereunder by any of the parties is not a Business Day and a business day in the place where an action is required to be taken, such action is required to be taken on the next succeeding day which is a Business Day and a business day, as applicable, in such place.

1.5 Entire Agreement

This Agreement, the Fairquest Confidentiality Agreement, the Fairborne Confidentiality Agreement, the Fairquest Support Agreements and the Fairquest Disclosure Letter, together with the agreements and documents herein and therein referred to, constitute the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, among the parties with respect to the subject matter hereof. To the extent there is any inconsistency between this Agreement and either the Fairquest Confidentiality Agreement or the Fairborne Confidentiality Agreement, this Agreement shall supersede the Fairquest Confidentiality Agreement or the Fairborne Confidentiality Agreement, as the case may be.

1.6 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.7 Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.8 Knowledge

In this Agreement, whenever a representation or warranty is made on the basis of the knowledge or awareness of a party, such knowledge or awareness consists only of the actual collective knowledge or awareness, as of the Agreement Date, of the senior officers of such party, but does not include the knowledge or awareness of any other individual or any constructive, implied or imputed knowledge; provided that the party making the representation and warranty shall have conducted an actual investigation as to the subject matter relating thereto and the level of such investigation shall be that of a reasonably prudent person investigating a material consideration in the context of a material transaction and the use of such phrase shall constitute a representation and warranty by the party making the representation and warranty in each case that such investigation has actually been made.

1.9 Disclosure in Writing

Reference to disclosure in writing herein shall, in the case of the Trust and Fairborne, include disclosure to the Trust, Fairborne or their Representatives, or in the case of Fairquest, include disclosure to Fairquest or its Representatives.

1.10 References to Legislation

References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.11 Enforceability

All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or

affecting creditors' rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief and general principles of equity).

1.12 Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable, Fairquest shall apply to the Court pursuant to Section 193 of the Act for an order approving the Arrangement and in connection with such application shall:

(a) forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the Act, providing for, among other things, the calling and holding of the Fairquest Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution; and

(b) subject to obtaining all necessary approvals of the Fairquest Shareholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order,

and subject to fulfillment of the conditions set forth herein, shall deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality.

2.2 Effective Date

The Arrangement shall become effective on the Effective Date.

ARTICLE 3
COVENANTS

3.1 Covenants of Fairquest

Fairquest agrees that during the period from the Agreement Date and ending on the earlier of the Effective Date or the termination of this Agreement, except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) Fairquest shall conduct its business only in the usual and ordinary course of business consistent with past practices (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in a proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property), it shall consult with the Trust and Fairborne in respect of its ongoing business and affairs and keep the Trust and Fairborne apprised of all material developments relating thereto;

(b) Fairquest shall not, directly or indirectly, do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities; (iii) issue or agree to issue any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of Fairquest (other than the issuance of Fairquest Shares on exercise of outstanding

Fairquest Rights as represented herein); (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities; (v) split, combine or reclassify any of its securities; (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c) Fairquest shall not, without prior consultation with and the written consent of Fairborne (such consent not to be unreasonably withheld), directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $50,000 or an aggregate value of in excess of $200,000, other than production in the ordinary course of business; (ii) expend or commit to expend more than $100,000 individually or $300,000 in the aggregate with respect to capital expenditures (excluding authorizations for expenditures approved prior to the Agreement Date and as disclosed in the Fairquest Disclosure Letter); (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, trust, partnership or other business organization or division thereof which is not a subsidiary or affiliate of Fairquest, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) purchase any property or acquire any assets, in each case having a value in excess of $100,000 individually or $200,000 in the aggregate; (vi) other than drawdowns under Fairquest's existing credit facilities and provided such drawdowns are in compliance with the other provisions of this section 3.1(c) and do not increase the amount of bank debt and working capital of Fairquest to an amount in excess of Fairquest's bank debt and working capital on the Agreement Date, incur any indebtedness for borrowed money, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances; (vii) pay, discharge or satisfy any material claims, liabilities or obligations other than as disclosed in writing to Fairborne prior to the entering into of this Agreement or reflected or reserved against in the Fairquest Financial Statements; (viii) authorize, recommend or propose any release or relinquishment or any material contract right; (ix) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (x) enter into or terminate any hedges, swaps or other financial instruments or like transactions; (xi) enter into any agreements for the sale of production having a term of more than 30 days; (xii) enter into any employment, consulting or contract operating agreement that cannot be terminated on 30 days or less notice without penalty; or (xiii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d) other than severance or other termination payments that may be paid pursuant to agreements currently in place as represented in section 4.1(s) hereof, Fairquest shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided;

(e) Fairquest shall not: (i) grant any officer, director (other compensation for acting on the special committee), employee or consultant an increase in compensation in any form; (ii) grant any general salary increase to any employees; (iii) take any action with respect to the amendment or grant of any retention, severance or termination pay policies or arrangement for any directors, officers or employees; nor (iv) advance any loan to any officer, director or any other party not at arm's length to Fairquest;

(f) Fairquest shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, incentive or share purchase plan, fund or arrangement for the benefit of employees, except as is necessary: (i) to comply with the law or with respect to existing provisions of any such plans, programs, arrangement or agreements; or (ii) to provide for the acceleration of Fairquest Options or the termination thereof prior to the Effective Time;

(g) Fairquest shall use its commercially reasonable efforts to cause, effective at the Effective Time, the resignation of each of the directors and officers of Fairquest (other than those agreed to by Fairborne), and to cause each of such directors and officers to provide mutual releases in favour of Fairquest, the Trust and Fairborne, conditional on closing of the Arrangement and effective on the Effective Date, each in form and

substance satisfactory to Fairborne and Fairquest, each acting reasonably, and to fill the resulting vacancies with designees of Fairborne and Fairquest shall cooperate with the Trust and Fairborne to provide an orderly transition of control and management of Fairquest;

(h) Fairquest will use its commercially reasonable efforts to cause each of the directors and senior officers of Fairquest to vote in favour of the Arrangement as permitted by the Rules;

(i) Fairquest shall use its commercially reasonable efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(j) Fairquest shall use its reasonable best efforts to ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by section 6.1 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(k) Fairquest shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or negatively affect the consummation of the Arrangement;

(l) Fairquest will use its commercially reasonable efforts to ensure that all holders of Fairquest Options enter into an Option Termination Agreement prior to five Business Days before the Mailing Date and Fairquest shall make no amendments to outstanding Fairquest Rights without the prior written consent of Fairborne, other than the acceleration of the vesting of outstanding Fairquest Options;

(m) Fairquest shall not take any action, that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(n) Fairquest shall promptly notify Fairborne in writing of any material change (actual, anticipated or, to the knowledge of Fairquest, contemplated or threatened, financial or otherwise) in or on the business, operations, results of operations, affairs, assets, capitalization, financial condition, licenses, permits, concessions, prospects, rights, or liabilities, whether contractual or otherwise, of Fairquest (other than any change or effect that is excepted out of the definitions of Material Adverse Change or Material Adverse Effect in section 1.1 hereof), or of any change in any representation or warranty provided by Fairquest in this Agreement which change is or may be of such a nature to render any representation or warranty misleading or untrue in any material respect and Fairquest shall in good faith discuss with Fairborne any change in circumstances (actual, anticipated or to the knowledge of Fairquest contemplated or threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Fairborne pursuant to this provision;

(o) Fairquest shall use its commercially reasonable efforts to obtain the consent of its bankers to the transactions contemplated hereby and provide the same to Fairborne prior to mailing of the Information Circular;

(p) Fairquest will within two (2) Business Days of Fairquest receiving any written audit inquiry, assessment, reassessment, confirmation or variation of an assessment, indication that tax assessment is being considered, request for filing of a waiver or extension of time or any other notice in writing relating to taxes, interest, penalties, losses or tax pools (an "**Assessment**"), deliver to Fairborne a copy thereof together with a statement setting out, to the extent then determinable, an estimate of the obligations, if any, of Fairquest on the assumption that such Assessment is valid and binding;

(q) Fairquest shall use its commercially reasonable efforts to fulfill or cause fulfillment of the conditions set forth in sections 5.1 and 5.3 as soon as reasonably possible to the extent that the fulfillment of the same is within the control of Fairquest;

(r) Fairquest shall file as provided herein and diligently proceed with and prosecute an application to the Court under the Act for an Interim Order with respect to the matters pertaining to the Arrangement on terms acceptable to Fairborne, acting reasonably;

(s) Fairquest shall, upon the Interim Order being granted, forthwith carry out the terms of the Interim Order to the extent applicable to Fairquest;

(t) subject to compliance by the Trust and Fairborne with section 3.3(e), Fairquest shall mail on or before May 20, 2007 (or such other date as Fairborne and Fairquest may agree to) the Information Circular to the Fairquest Shareholders and other persons required by the Interim Order;

(u) Fairquest shall, on or before June 15, 2007 (or such other date as Fairborne and Fairquest may agree to), convene the Fairquest Meeting and distribute copies of this Agreement (or a written summary thereof prepared by Fairquest in form and substance acceptable to Fairborne, acting reasonably), in each case as ordered by the Interim Order;

(v) Fairquest shall solicit proxies to be voted at the Fairquest Meeting in favour of the matters to be considered at such meeting, including the Arrangement Resolution;

(w) Fairquest shall provide notice to the Trust and Fairborne of the Fairquest Meeting and allow the Trust's and Fairborne's representatives to attend such meeting;

(x) Fairquest shall instruct its registrar and transfer agent to provide to Fairborne upon request information as to the results of proxies received in respect of voting at the Fairquest Meeting on the Arrangement;

(y) Fairquest shall conduct the Fairquest Meeting in accordance with the Interim Order, the by-laws of Fairquest and any instrument governing such meeting, as applicable, and as otherwise required by law;

(z) subject to compliance by the Trust and Fairborne with section 3.3(e), Fairquest will prepare (in consultation with the Trust and Fairborne), file and distribute to Fairquest Shareholders in a timely and expeditious manner, the Information Circular and any amendments or supplements thereto, all as required by law, in all jurisdictions where the same is required, complying in all material respects with all Applicable Laws and, without limiting the generality of the foregoing, Fairquest will ensure that the Information Circular provides Fairquest Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters before them, and will set out the Trust Information in the Information Circular in the form approved by Fairborne and shall include, without limitation, (i) the financial statements in respect of prior acquisitions, if any, made by Fairquest that are required to be included therein in accordance with Applicable Laws prepared in accordance with Applicable Laws; (ii) the unanimous (with Richard A. Walls and Robert A. Maitland abstaining) determination of the board of directors of Fairquest that the Arrangement is fair, from a financial point of view, to Fairquest Shareholders, is in the best interests of Fairquest and Fairquest Shareholders, and include the unanimous (with Richard A. Walls and Robert A. Maitland abstaining) recommendation of the board of directors of Fairquest that the Fairquest Shareholders vote in favour of the Arrangement; (iii) the fairness opinion of Fairquest's financial advisor that the consideration to be received under the Arrangement is fair, from a financial point of view, to Fairquest Shareholders; and (iv) the Valuation; provided that, notwithstanding the covenant of Fairquest in this section, prior to the completion of the Arrangement, the board of directors of Fairquest may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably, having received the advice of its outside legal counsel which is reflected in minutes of the meeting of the board of directors (a copy of which shall be provided to the Trust and Fairborne), such withdrawal, modification or change is required to act in a manner consistent with the

fiduciary duties of the board of directors of Fairquest and, if applicable, provided the board of directors shall have complied with the provisions of sections 3.2 and 6.1;

(aa) Fairquest shall indemnify and save harmless the Trust and Fairborne and the trustee, directors, officers and agents of the Trust and Fairborne from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which the Trust and Fairborne, or any director, officer or agent thereof, may be subject or which the Trust and Fairborne, or any trustee, director, officer or agent thereof, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Information Circular (other than arising solely from any misrepresentation or alleged misrepresentation in the Trust Information or the negligence of the Trust or Fairborne);

(bb) Fairquest shall, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order;

(cc) Fairquest shall forthwith carry out the terms of the Final Order to the extent applicable to Fairquest and will forthwith file Articles of Arrangement and the Final Order with the Registrar;

(dd) except for proxies and other non-substantive communications with shareholders, Fairquest will furnish promptly to Fairborne or Fairborne's counsel, a copy of each notice, report, schedule or other document delivered, filed or received by Fairquest in connection with: (i) the Arrangement; (ii) the Fairquest Meeting; (iii) any filings under applicable laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated hereby;

(ee) Fairquest will make all necessary filings and applications under Canadian federal and provincial laws and regulations required to be made on the part of Fairquest in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in compliance with such laws and regulations;

(ff) Fairquest will furnish promptly to Fairborne or Fairborne's counsel any requests from any governmental or regulatory authority for any information in respect of the business, operations, financial condition or assets of Fairquest or any material third party compliant, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could affect Fairquest or it subsidiaries or their respective properties or assets in a material way; and

(gg) Fairquest shall promptly advise Fairborne of the number of Fairquest Shares for which Fairquest receives notices of dissent or written objections to the Arrangement or notices to appear in connection with application for the Final Order and provide Fairborne with copies of such notices and written objections.

3.2 Non-Solicitation

(a) Fairquest shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any of its Representatives on its behalf), if any, with any parties initiated before the date of this Agreement with respect to any Acquisition Proposal (as hereinafter defined) and shall immediately request the return or destruction of all information provided to any third parties which have entered into a confidentiality agreement with Fairquest relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b) Fairquest shall not, directly or indirectly, do or authorize or permit any of its Representatives to, directly or indirectly, do, any of the following:

(i) solicit, facilitate, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) or take any action to solicit, facilitate or encourage any inquiry or communication or the making of any proposal or offer to Fairquest or its shareholders from any person which constitutes, or may

reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Fairquest or its shareholders of any securities of Fairquest (other than on exercise of currently outstanding Fairquest Rights); (ii) any acquisition of a significant amount of assets of Fairquest; (iii) an amalgamation, arrangement, merger, or consolidation involving Fairquest; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Fairquest or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this Agreement or which would or could reasonably be expected to materially reduce the benefits to the other party hereto under this Agreement (any such inquiry or proposal in respect of any of the foregoing being an "**Acquisition Proposal**");

(ii) enter into or participate in any negotiations or discussions regarding an Acquisition Proposal, or furnish to any other person any information with respect to its business, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii) waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Fairquest under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv) accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal,

provided, however, that notwithstanding any other provision hereof, Fairquest and its Representatives may:

(v) enter into or participate in any negotiations or discussions with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the Agreement Date, by Fairquest or any of its Representatives) seeks to initiate such negotiations or discussions and, subject to execution of a confidentiality agreement substantially similar to the Fairquest Confidentiality Agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Fairborne as set out below), may furnish to such third party information concerning Fairquest and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Acquisition Proposal to Fairquest which the board of directors of Fairquest determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Fairquest Shareholders than the Arrangement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of Fairquest, that the taking of such action is necessary for the board of directors of Fairquest in discharge of its fiduciary duties under Applicable Laws (a "**Superior Proposal**"); and

(B) prior to furnishing such information to or entering into or participating in any such negotiations or discussions with such third party, Fairquest provides prompt notice to Fairborne to the effect that it is furnishing information to or entering into or participating in negotiations or discussions with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Fairborne, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that, Fairquest shall notify Fairborne orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of such proposal (and any amendments or supplements thereto), the identity of the person making

it, if not previously provided to the Trust or Fairborne, copies of all information provided to such party and all other information reasonably requested by the Trust or Fairborne) within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party's questions with respect thereto; and

(C) Fairquest provides to Fairborne in writing the determination of the board of directors of Fairquest forthwith upon determining that the Acquisition Proposal, if completed, would constitute a Superior Proposal;

(vi) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its shareholders; and

(vii) accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of Fairquest shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this Agreement as contemplated by section 3.2(c) and after receiving the advice of outside counsel as reflected in the minutes of the board of directors of Fairquest, that the taking of such action is necessary for the board of directors of Fairquest in discharge of its fiduciary duties under Applicable Laws and Fairquest complies with its obligations set forth in section 3.2(c) and terminates this Agreement in accordance with section 9.2(c)(vi) and concurrently therewith pays the amount required by section 6.1 to Fairborne.

(c) If Fairquest receives a Superior Proposal, Fairquest shall give the Trust and Fairborne, orally and in writing, at least 48 hours advance notice of any decision by the board of directors of Fairquest to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall include a summary of the details of the Superior Proposal including the identity of the third party making the Superior Proposal. During such 48 hour period, Fairquest agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement. In addition, during such 48 hour period Fairquest shall and shall cause its financial and legal advisors to, negotiate in good faith with the Trust and Fairborne and its financial and legal advisors to make such adjustments in the terms and conditions of this Agreement and the Arrangement as would enable Fairquest to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Trust and Fairborne propose to amend this Agreement and the Arrangement to provide that the Fairquest Shareholders shall receive a value per Fairquest Share equal to or greater than the value per Fairquest Share provided in the Superior Proposal and so advises Fairquest prior to the expiry of such 48 hour period, the board of directors of Fairquest shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d) The Trust and Fairborne agree that all information that may be provided to it by Fairquest with respect to any Superior Proposal pursuant hereto shall be treated as if it were "Confidential Information" as provided pursuant to the terms of the Fairquest Confidentiality Agreement and shall not be disclosed or used except in accordance with the provisions of the Fairquest Confidentiality Agreement or in order to enforce its rights under this Agreement in legal proceedings.

3.3 Covenants of the Trust and Fairborne

The Trust and Fairborne agree that during the period from the Agreement Date and ending on the earlier of the Effective Date or the termination of this Agreement, except as otherwise expressly permitted or specifically contemplated by this Agreement:

(a) each of Fairborne and the Trust shall not directly or indirectly do or permit to occur any of the following: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities other than monthly cash distributions by the Trust in an amount not greater than the distributions contemplated by the Trust's current distribution policy and amounts payable pursuant to the Convertible Debentures; (iii) redeem, purchase or otherwise acquire any of its outstanding shares or other securities (other than redemptions required pursuant to the Trust Indenture, other than on the redemption, retraction or exchange of outstanding Exchangeable Shares and other than pursuant to the terms of the Convertible Debentures); (iv) split, combine or reclassify any of its securities; (v) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vi) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(b) Fairborne shall ensure that it has available funds under its lines of credit or other bank facilities to permit the payment of the amount which may be required by section 6.2 having regard to its other liabilities and obligations, and shall take all such actions as may be necessary to ensure that it maintains such availability to ensure that it is able to pay such amount when required;

(c) the Trust and Fairborne shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or negatively affect the consummation of the Arrangement;

(d) the Trust and Fairborne shall use their commercially reasonable efforts to obtain listing of the Trust Units issuable pursuant to the Arrangement on the TSX as of the Effective Date;

(e) the Trust and Fairborne will assist Fairquest in the preparation of the Information Circular and provide to Fairquest, in a timely and expeditious manner, all information as may be required by Applicable Law with respect to the Trust and Fairborne for inclusion in the Information Circular and any amendments or supplements thereto, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof and to enable Fairquest to meet the standard referred to in section 3.1(z) with respect to the Trust and Fairborne;

(f) the Trust and Fairborne shall not take any action that would render, or may reasonably be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(g) the Trust or Fairborne shall promptly notify Fairquest in writing of any Material Adverse Change in respect of the Trust (or any condition, event or development involving a prospective change that might in result in a Material Adverse Change or have a Material Adverse Effect to the Trust) or of any change in any representation or warranty provided by the Trust or Fairborne in this Agreement which change is or may be of such a nature to render any representation or warranty misleading in any material respect and the Trust and Fairborne shall in good faith discuss with Fairquest any change in circumstances (actual, anticipated, contemplated, or to the knowledge of the Trust or Fairborne threatened) which is of such a nature that there may be a reasonable question as to whether notice need to be given to Fairquest pursuant to this provision;

(h) Fairborne shall use its commercially reasonable efforts to obtain, if required, the consent of its bankers to the transactions contemplated hereby and provide the same to Fairquest prior to mailing of the Information Circular;

(i) the Trust and Fairborne shall each use its commercially reasonable efforts to fulfill or cause the fulfillment of the conditions set forth in sections 5.1 and 5.2 as soon as reasonably possible to the extent that the fulfillment of the same is in the control of the Trust or Fairborne as applicable;

(j) the Trust and Fairborne will forthwith carry out the terms of the Interim Order and Final Order to the extent applicable to the Trust or Fairborne, as the case may be, provided that nothing shall require the Trust or Fairborne to consent to any modification of this Agreement, the Arrangement or Fairborne's obligations hereunder or thereunder;

(k) the Trust and Fairborne shall indemnify and save harmless Fairquest and the directors, officers and agents of Fairquest from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Fairquest, or any director, officer or agent thereof, may be subject or which Fairquest, or any director, officer or agent thereof, may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Trust Information contained in the Information Circular;

(l) the Trust and Fairborne will make all necessary filings and applications under Canadian federal and provincial and U.S. federal laws and regulations required to be made on the part of the Trust or Fairborne in connection with the transactions contemplated herein and shall take all reasonable action necessary to be in material compliance with such laws and regulations;

(m) Fairborne will furnish promptly to Fairquest or Fairquest's counsel any requests from any governmental or regulatory authority for any information in respect of the business, operations, financial condition or assets of Fairborne or any material third party complaint, investigation or hearing (or investigations indicating the same may be contemplated) to the extent that it relates to or could affect the Trust or its properties or assets in a material way; and

(n) Fairborne agrees that Fairquest shall be entitled to secure directors' and officer's liability insurance for Fairquest's present and former directors and officers, covering claims made prior to and within three years after the Effective Date and on a "trailing" or "run-off" basis, which has scope and coverage substantially equivalent in scope and coverage to that provided by Fairquest's current directors' and officers' insurance policy. Fairborne agrees to maintain such insurance in place and agrees not to take any action, or to cause Fairquest to take any action, to terminate such directors' and officers' liability insurance or any indemnity agreements in favour of current directors and officers of Fairquest in place prior to the date hereof and in the form disclosed to Fairborne prior to the date hereof. Alternatively, Fairborne may notify Fairquest prior to the Effective Date that such coverage is to be provided under Fairborne's officer's and directors' liability insurance, in which case the foregoing shall apply *mutatis mutandis* to Fairborne's coverage in respect thereof. The provisions of this section 3.3(n) are intended for the benefit of present and former directors and officers of Fairquest, as and to the extent applicable in accordance with its terms, and shall be enforceable by each of such persons and his heirs, executors, administrators and other legal representatives (collectively, the "**Third Party Beneficiaries**") and Fairquest and any successor to Fairquest shall hold the rights and benefits under this section in trust for and on behalf of the Third Party Beneficiaries and Fairquest hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries and which rights are in addition to and not in substitution for any other rights the Third Party Beneficiaries may have by contract or otherwise.

3.4 Mutual Covenants

(a) From the date hereof until the Effective Date, each of Fairquest, the Trust and Fairborne will use its reasonable commercial efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under Applicable Laws to complete the Arrangement, including using reasonable efforts:

(i) to obtain all necessary waivers, consents and approvals required to be obtained by it from other parties to loan agreements, leases and other contracts;

(ii) to obtain all necessary consents, approvals and authorizations as are required to be obtained by it under any Applicable Laws; and

(iii) to effect all necessary registrations and filings and submissions of information requested by governmental authorities required to be effected by it in connection with the Arrangement,

and each of Fairquest, the Trust and Fairborne will use its reasonable commercial efforts to cooperate with the others in connection with the performance by the others of their obligations under this section 3.4 including, without limitation, continuing to provide reasonable access to information and to maintain ongoing communications as between officers of Fairborne and Fairquest, subject in all cases to the Fairquest Confidentiality Agreement and the Fairborne Confidentiality Agreement.

(b) If, following the execution of this Agreement, Fairquest determines that there is more advantageous tax treatment available if the Performance Shares and Warrants are exchanged or otherwise treated differently pursuant to the Arrangement or as a result of the Arrangement and if such change is not materially adverse to the Trust, Fairborne or completion of the Arrangement, the Trust, Fairborne and Fairquest agree to negotiate in good faith an amendment to this Agreement and the Plan of Arrangement (if necessary) to accommodate the same.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of Fairquest

Fairquest represents and warrants to and in favour of the Trust and Fairborne as follows and acknowledges that the Trust and Fairborne are relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) Fairquest is duly incorporated and is validly subsisting under the laws of its jurisdiction of incorporation and has the requisite corporate power and capacity to carry on its business as it is now being conducted; Fairquest is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on Fairquest;

(b) Fairquest has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement and the consummation by Fairquest of the transactions contemplated hereby have been duly authorized by Fairquest's board of directors and no other corporate proceedings on the part of Fairquest are or will be necessary to authorize this Agreement and the transactions contemplated hereby (other than approval of the Fairquest Shareholders, as required by the Interim Order and obtaining director approval for the Information Circular); this Agreement has been duly executed and delivered by Fairquest and constitutes the legal, valid and binding obligation of Fairquest enforceable against Fairquest in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(c) neither the execution and delivery of this Agreement by Fairquest, the consummation by Fairquest of the transactions contemplated hereby nor compliance by Fairquest with any of the provisions hereof will: (i) subject to receipt of the consent of Fairquest's bankers to the Arrangement and related transactions, violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Fairquest under, any of the terms, conditions or provisions of (x) the articles or bylaws of Fairquest, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which Fairquest is a party or to which its properties or assets may be subject or by which Fairquest is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to Fairquest (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on Fairquest and would not have a material adverse effect on the ability of the Trust, Fairborne and Fairquest to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of

any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on Fairquest;

(d) other than in connection with or in compliance with the provisions of Applicable Laws: (i) there is no legal impediment to Fairquest's consummation of the transactions contemplated by this Agreement; and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by Fairquest in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would have a Material Adverse Effect on Fairquest and would not have any material adverse effect on the ability of the Trust, Fairborne and Fairquest to consummate the transactions contemplated hereby;

(e) Fairquest has authorized an unlimited number of Fairquest Shares, an unlimited number of preferred shares issuable in series and 1,000,000 Performance Shares and, as at March 10, 2007, Fairquest had issued and outstanding: (i) no more than 40,234,593 Fairquest Shares and 956,833 Performance Shares, (ii) Fairquest Options entitling the holders to acquire not more than 1,329,400 Fairquest Shares at exercise prices ranging from $2.91 to $9.39; and (iii) 4,662,533 Warrants; and, except as aforesaid, there are no outstanding shares of Fairquest or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any shares of Fairquest or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Fairquest of any shares of Fairquest (including Fairquest Shares) or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Fairquest; all outstanding Fairquest Shares have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights, and all Fairquest Shares issuable upon exercise of outstanding Fairquest Rights in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights;

(f) Fairquest has made all filings required under Applicable Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by Fairquest were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and Fairquest has not filed any confidential material change reports which continue to be confidential;

(g) since December 31, 2006, except as has been publicly disclosed: (i) there has been no Material Adverse Change in respect of Fairquest (or any condition, event or development involving a prospective change that would result in a Material Adverse Change to, or have a Material Adverse Effect on, Fairquest); (ii) Fairquest has conducted its businesses only in the ordinary and normal course; and (iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to Fairquest has been incurred other than in the ordinary and normal course of business;

(h) the data and information in respect of Fairquest and its assets, reserves, liabilities, business and operations provided by Fairquest or its advisors to Fairborne or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(i) there are no actions, suits, proceedings or inquiries, including, to the knowledge of Fairquest, pending or threatened against or affecting Fairquest, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way would have a Material Adverse Effect on Fairquest, or may in any way have a Material Adverse Effect on Fairquest or have a material adverse effect on the ability of Fairquest, the Trust and Fairborne to consummate the transactions contemplated hereby;

(j) the Fairquest Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied (except as specifically provided in the notes to such statements), the financial position and condition of

Fairquest at the dates thereof and the results of the operations of Fairquest for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of Fairquest as at the dates thereof;

(k) other than as set forth in the Fairquest Disclosure Letter, as at the date hereof, there are no material contracts or agreements to which Fairquest is a party or by which it is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which Fairquest will, or may reasonably be expected to, result in a requirement of Fairquest to expend more than an aggregate of $500,000 or receive or be entitled to receive revenue of more than $1.0 million in either case in the next 12 months, or is out of the ordinary course of business of Fairquest or any of its subsidiaries, shall be considered to be material;

(l) Fairquest does not have in effect any bonus plan, commission plan, profit sharing plan, pension plan, royalty plan or arrangement, defined benefit plan or employee benefit plan for the benefit of any of its employees, officers, directors or shareholders other than Fairquest's share option plan and Fairquest's health benefit plan, and has made no agreements or promises with respect to any such plans;

(m) other than as set forth in the Fairquest Disclosure Letter, Fairquest does not have in place or in effect any employment agreements, consulting agreements or other change of control agreements which provide for a payment accruing as a result of the Arrangement or other change of control of Fairquest and the Fairquest Disclosure Letter sets forth a list of all severance amounts, consulting contract termination obligations and/or retention bonuses that may be payable by Fairquest and Fairquest does not have any consulting agreements that are not terminable on more than one month's notice;

(n) other than as set forth in the Fairquest Disclosure Letter, Fairquest does not have any currently outstanding hedges, swaps or other financial instruments or like transactions;

(o) Fairquest has no subsidiaries and Fairquest is not affiliated with, nor is it a holding corporation of, any other body corporate or other entity;

(p) no securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of Fairquest, no such proceeding is, to the knowledge of Fairquest, pending, contemplated or threatened and Fairquest is not in default of any requirement of any securities laws, rules or policies applicable to Fairquest or its securities;

(q) Fairquest has not retained any financial advisor, broker, agent or finder, or paid or agreed to pay any financial advisor, broker, agent or finder on account of this Agreement or the Arrangement, any transaction contemplated hereby or any transaction presently ongoing or contemplated, except that Sprott Securities Inc. has been retained as Fairquest's exclusive financial advisors and independent valuator in connection with certain matters, including the transactions contemplated hereby and Fairquest has delivered to Fairborne current copies of all agreements between Fairquest and its financial advisors which could give rise to the payment of any fees to such financial advisors;

(r) Fairquest reasonably estimates that all transaction costs (the "**Fairquest Transaction Costs**") (including all legal, financial, engineering, accounting and other advisors of Fairquest and any other costs and expenses of Fairquest of the transaction contemplated hereby), other than Employee Amounts, will not exceed $0.8 million;

(s) Fairquest reasonably estimates that the aggregate of amounts ("**Employee Amounts**") payable by Fairquest under any obligations or liabilities of Fairquest to pay any amount to its officers, directors, employees or consultants other than for salary and directors' fees in the ordinary course, in each case in amounts consistent with historic practices and, without limiting the generality of the foregoing, including the obligations of Fairquest to officers, employees or consultants for severance, (assuming all such officers, employees and consultants are terminated at the Effective Time) termination or bonus payments on the change of control of Fairquest or pursuant to Fairquest's severance policy, will not exceed $1.15 million;

(t) there are no accrued bonuses payable to any officers, directors or employees of Fairquest;

(u) the board of directors of Fairquest has unanimously (with Richard A. Walls and Robert A. Maitland abstaining), endorsed the Arrangement and approved this Agreement, has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to holders of the Fairquest Shares and has resolved to unanimously (with Richard A. Walls and Robert A. Maitland abstaining) recommend approval of the Arrangement by Fairquest Shareholders;

(v) Fairquest has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Fairquest which have not automatically expired by their terms;

(w) Fairquest, taken as a whole, currently holds less than U.S. $10 million of assets (on a book-value basis) located in the United States and had sales in or into the United States of less than U.S. $25 million in its most recently completed fiscal year;

(x) Fairquest is not a party to and, prior to the Effective Date, Fairquest will not implement, a shareholder rights plan or any other form of plan, agreement, contract or instrument that will trigger any rights to acquire Fairquest Shares or other securities of Fairquest or rights, entitlements or privileges in favour of any person upon the entering into of this Agreement or the Arrangement, other than the Employee Amounts and pursuant to the terms of Fairquest Options;

(y) to the knowledge of Fairquest, none of the Fairquest Shares are the subject of any escrow, voting trust or other similar agreement other than the Escrow Agreements;

(z) Fairquest does not have any outstanding obligations to incur and/or renounce any Canadian exploration expenditures or Canadian development expenditures that have not yet been fully expended and renounced as at the date hereof and reflected in the Fairquest Financial Statements other than $10 million to be incurred prior to December 31, 2007 in respect of amounts renounced effective December 31, 2006;

(aa) Fairquest has authorizations for expenditures and other like commitments in an amount not in excess of $10 million and all such authorizations and commitments are set forth in the Fairquest Disclosure Letter;

(bb) to the knowledge of Fairquest, all accounts receivable in any material amount of Fairquest are collectible, subject to any provisions for bad debts as set forth in the Fairquest Financial Statements;

(cc) as at December 31, 2006, Fairquest had available for deduction against future taxable income, the tax pools as set forth in the Fairquest Disclosure Letter;

(dd) the properties and assets of Fairquest are free and clear of all mortgages, pledges, liens, charges and encumbrances (other than those in favour of its banker as security for its bank credit facility and other than those encumbrances which do not and will not have a material adverse effect on the ownership or operation or its assets and properties ("**permitted encumbrances**")) and other than permitted encumbrances, it has not done any act or suffered or permitted any action to be done whereby any person has acquired or may acquire an interest in or to its material properties or assets, nor has it done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(ee) Fairquest is not aware of any defects, failures or impairments in the titles to its oil and gas properties, lands or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the Fairquest Reserve Report; (ii) the current production attributable to such properties; or (iii) the current and anticipated cash flow from such properties;

(ff) Fairquest is not aware of, and has not received:

(i) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures on its or its subsidiaries' properties or assets that has not been done; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to its and its subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on Fairquest;

(gg) to the knowledge of Fairquest:

(i) Fairquest has all material environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature ("**Environmental Permits**") necessary for the ownership, operation, development, maintenance, or use of any of its assets and all such Environmental Permits have been obtained and maintained in effect, except for those which would not have a Material Adverse Effect on Fairquest;

(ii) Fairquest's assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on Fairquest;

(iii) all known spills or similar incidents pertaining to or affecting the business or assets of Fairquest have been reported to the appropriate governmental entity to the extent required by environmental laws, except where such failure to report would not result in a Material Adverse Effect on Fairquest; and

(iv) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Fairquest or in which it has an interest or over which it has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect on Fairquest;

(hh) Fairquest made available to GLJ Petroleum Consultants Ltd. and Sproule Associates Limited (collectively, the "**Fairquest Engineer**") prior to issuance of the Fairquest Engineer's report in respect of Fairquest's and its subsidiaries' oil and natural gas reserves effective December 31, 2006 (the "**Fairquest Reserve Report**") for the purposes of preparing the Fairquest Reserve Report, all information requested by the Fairquest Engineer and all information material to an adequate determination of Fairquest's oil and gas reserves and, to the knowledge of Fairquest, none of such information contained a misrepresentation (as defined in the *Securities Act* (Alberta)); Fairquest has no knowledge of any material adverse change in any information provided to the Fairquest Engineer since the dates that such information was provided and Fairquest believes that the Fairquest Engineering Report reasonably represents the quantity of, and pre-tax present worth of future net revenue from, the oil and gas reserves of Fairquest as at December 31, 2006 based upon information available at the time the Fairquest Engineering Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in Fairquest's oil and natural gas reserves and assets from those described in the Fairquest Engineering Report, except as may have occurred through normal production;

(ii) the minute books, books of account and other records of Fairquest have (whether of a financial or accounting nature or otherwise) been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects;

(jj) Fairquest is a "reporting issuer" in material compliance with all applicable securities laws of the Provinces of British Columbia, Alberta, Ontario and Quebec and the outstanding Fairquest Shares are listed on the TSX and Fairquest is in material compliance with the by-laws, policies and rules of such exchange;

(kk) as of the date of this Agreement, the Fairquest Shares are a class of securities not registered or required to be registered pursuant to Section 12 of the *United States Securities and Exchange Act of 1934*, as amended;

(ll) Fairquest is a "foreign private issuer" within the meaning of Rule 405 of Regulation C adopted by the SEC under the U.S. Securities Act;

(mm) the principal offices of Fairquest are not located within the United States;

(nn) Fairquest is not an "investment company" within the meaning of the *United States Investment Company Act of 1940*, as amended;

(oo) for purposes of this section 4.1, the following definitions shall apply:

(i) **"Taxes"** shall mean all taxes, however denominated, including any interest, penalties or other additions that may become payable in respect thereof, imposed by any federal, territorial, state, local or foreign government or any agency or political subdivision of any such government, which taxes shall include, without limiting the generality of the foregoing, all income or profits taxes (including, but not limited to, federal income taxes and provincial income taxes), payroll and withholding taxes, employment insurance, social insurance taxes, sales and use taxes, ad valorem taxes, excise taxes, goods and services taxes, custom duties, franchise taxes, gross receipts taxes, business license taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, transfer taxes, workers compensation and other governmental charges, and other obligations of the same or of a similar nature to any of the foregoing, which Fairquest is required to pay, withhold or collect; and

(ii) **"Returns"** shall mean all reports, estimates, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

(pp) all Returns required to be filed by or on behalf of Fairquest have been duly filed on a timely basis (except the federal and provincial income tax returns for the tax period ended December 31, 2005) and such Returns are true, complete and correct in all material respects and all Taxes shown to be payable on the Returns or on subsequent assessments with respect thereto have been paid in full on a timely basis, and, to the knowledge of Fairquest, no other Taxes are payable by Fairquest with respect to items or periods covered by such Returns;

(qq) Fairquest has paid or provided adequate accruals in the Fairquest Financial Statements for the period ended December 31, 2006 for Taxes, including income taxes and related future taxes, in conformity with Canadian GAAP;

(rr) no material deficiencies exist or have been asserted with respect to Taxes; Fairquest is not a party to any action or proceeding for assessment or collection of Taxes, nor has such event been asserted or threatened against Fairquest or any of its assets; no waiver or extension of any statute of limitations is in effect with respect to Taxes or Returns of Fairquest; the Returns of Fairquest have never been audited by a government or taxing authority, nor is any such audit in process, or to the knowledge of Fairquest, or pending or threatened which resulted in or could result in a reassessment of Taxes owing by Fairquest or an adjustment to Fairquest's tax pools;

(ss) Fairquest has withheld from each payment made to any of its present or former employees, officers and directors, and to all persons who are non-residents of Canada for the purposes of the Tax Act all amounts required by law and will continue to do so until the Effective Date and has remitted such withheld amounts within the prescribed periods to the appropriate governmental authority; Fairquest has remitted all Canada

Pension Plan contributions, employment insurance premiums, employer health taxes and other Taxes payable by it in respect of its employees and has or will have remitted such amounts to the proper governmental authority within the time required by applicable law; Fairquest has charged, collected and remitted on a timely basis all Taxes as required by applicable law on any sale, supply or delivery whatsoever, made by Fairquest;

(tt) to the knowledge of Fairquest, all ad valorem, property, production, severance and similar Taxes and assessments based on or measured by the ownership of property or the production of its hydrocarbon substances, or the receipt of proceeds therefrom, payable in respect of its oil and gas assets prior to the date hereof have been properly and fully paid and discharged in all material respects, and, to the knowledge of Fairquest, there are no unpaid taxes or assessments which could result in a lien or charge on its oil and gas assets;

(uu) no director, officer, employee, insider or other non-arm's length party to Fairquest (or any associate or affiliate thereof) has any right, title or interest in (or the right to acquire any right, title or interest in) any royalty interest, carried interest, participation interest or any other interest whatsoever which are based on production from or in respect of any properties of Fairquest that will be effective after the Effective Date;

(vv) no director, officer, employee, insider of Fairquest or other non-arm's length party to Fairquest is indebted to Fairquest;

(ww) Fairquest is not indebted to any of its directors, officers, employees or consultants, any of its shareholders or any of their respective associates or affiliates, except for amounts due as reimbursement for ordinary business expenses incurred within the previous 90 days;

(xx) there is no non-competition, exclusivity or other similar agreement, commitment or understanding in place to which Fairquest is a party or by which it is otherwise bound that would now or hereafter in any way may limit the business or operations of Fairquest in a particular manner or to a particular locality or geographic region or for a specified period of time and the execution, delivery and performance of this Agreement does not and will not result in any restriction of Fairquest from engaging in its business or from competing with any person or in any geographic area;

(yy) Fairquest does not have any rights to purchase any assets, properties or undertakings of third parties nor have any obligation to sell assets, properties or undertakings with a value in excess of $250,000 in the aggregate, under any agreements to purchase or sell that have not closed;

(zz) to the knowledge of Fairquest, Fairquest has not withheld from Fairborne any material information or documents concerning Fairquest or any of its assets or liabilities during the course of Fairborne's review of Fairquest and its assets;

(aaa) Fairquest is not a party to or bound by any agreement, guarantee, indemnification (other than in the ordinary course of business and to officers and directors pursuant to Fairquest's by-laws and standard indemnity agreements, pursuant to underwriting, agency or financial advisor agreements pursuant to the standard indemnity provisions in agreements of that nature and indemnities contained in flow-through subscription agreements), or endorsement or like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any person, firm or corporation;

(bbb) the policies of insurance in force at the date hereof naming Fairquest as an insured are in force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated herein;

(ccc) as at the Agreement Date, Fairquest's net debt, including working capital, did not exceed $42 million; and

(ddd) Fairquest has not negotiated any Take-over Proposal (as defined in section 6.1 hereof) with any person who has not entered into a confidentiality agreement or provided access to the confidential information in respect of Fairquest in relation to any proposed, possible or actual Take-over Proposal to any person who

has not entered into a confidentiality agreement. Fairquest has not amended, modified or provided any consents under such confidentiality agreements or provided any release from, or relaxation of, the obligations under such confidentiality agreements to any of the other parties thereto. Fairquest has not waived the applicability of any "standstill" or other provisions of any confidentiality agreements entered into by Fairquest.

4.2 Representations and Warranties of the Trust and Fairborne

Fairborne and the Trust each represent and warrant to and in favour of Fairquest as follows and acknowledge that Fairquest is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a) each of the Trust and the Fairborne Subsidiaries is duly incorporated, amalgamated or formed under the laws of its jurisdiction of incorporation, amalgamation or formation and has the requisite corporate, trust or partnership, as the case may be, power and capacity to carry on its business as it is now being conducted. Each of the Trust and the Fairborne Subsidiaries is duly registered to do business and is in good standing in each jurisdiction in which the character of its properties, owned or leased, or the nature of its activities make such registration necessary, except where the failure to be so registered or in good standing would not have a Material Adverse Effect on the Trust;

(b) each of the Trust and Fairborne has the requisite corporate or trust (as the case may be) power and authority to enter into this Agreement and to carry out its obligations hereunder; the execution and delivery of this Agreement by each of the Trust and Fairborne and the consummation by Fairborne of the transactions contemplated hereby have been duly authorized by Fairborne's board of directors and no other corporate or trust (as the case may be) proceedings on the part of the Trust or Fairborne are or will be necessary to authorize this Agreement and the transactions contemplated hereby (other than approval of the Trust Information and approval of the terms of the Notes (as defined in the Plan of Arrangement) and any supplemental indenture related thereto or herein); this Agreement has been duly executed and delivered by each of the Trust and Fairborne and constitutes the legal, valid and binding obligation thereof enforceable against them in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general principles of equity;

(c) neither the execution and delivery of this Agreement by the Trust and Fairborne, the issuance of the Trust Units by the Trust pursuant to the Arrangement, the consummation by the Trust and Fairborne of the transactions contemplated hereby nor compliance by the Trust and Fairborne with any of the provisions hereof will: (i) subject to receipt of the consent of Fairborne's bankers to the Arrangement and related transactions (if required), violate, conflict with, or result in breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination or acceleration under, or result in a creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of the Trust or Fairborne or any of its subsidiaries under, any of the terms, conditions or provisions of (x) the articles or bylaws or other constating documents of the Trust or any of the Fairborne Subsidiaries, or (y) any note, bond, mortgage, indenture, loan agreement, deed of trust, agreement, lien, contract or other instrument or obligation to which the Trust or any of the Fairborne Subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Trust or any of the Fairborne Subsidiaries is bound; or (ii) subject to compliance with Applicable Laws, violate any judgment, ruling, order, writ, injunction, determination, award, decree, statute, ordinance, rule or regulation applicable to the Trust or any of the Fairborne Subsidiaries (except, in the case of each of clauses (i) and (ii) above, for such violations, conflicts, breaches, defaults, terminations which, or any consents, approvals or notices which if not given or received, would not have any Material Adverse Effect on the Trust and would not have a material adverse affect on the ability of the Trust, Fairborne and Fairquest to consummate the transactions contemplated hereby); or (iii) cause a suspension or revocation of any authorization for the consent, approval or license currently in effect which would have a Material Adverse Effect on the Trust;

(d) other than in connection with or in compliance with the provisions of Applicable Laws: (i) there is no legal impediment to the Trust's or Fairborne's consummation of the transactions contemplated by this Agreement and (ii) no filing or registration with, or authorization, consent or approval of, any domestic or foreign public body or authority is necessary by the Trust or Fairborne in connection with the consummation of the Arrangement, except for such filings or registrations which, if not made, or for such authorizations, consents or approvals, which, if not received, would not have a Material Adverse Effect on the Trust and would not have a material adverse effect on the ability of the Trust, Fairborne and Fairquest to consummate the transactions contemplated hereby;

(e) the authorized capital of the Trust consists of an unlimited number of Trust Units and Special Voting Rights, of which, as at March 10, 2007, not more than 47,762,125 Trust Units are issued and outstanding and Special Voting Rights are outstanding in connection with outstanding Exchangeable Shares. As at March 10, 2007, 499,227 restricted units and 629,950 performance units have been granted and are outstanding pursuant to the Trust's unit incentive plan and, except as set forth above, and other than: (i) Trust Units issuable pursuant to the restricted units and performance units granted under the Trust's unit incentive plan; (ii) 5,485,153 Trust Units issuable on conversion or exchange of 4,552,183 Exchangeable Shares (based on the exchange ratio in effect on such date); and (ii) Trust Units issuable pursuant to the Convertible Debentures, there are no outstanding securities of the Trust or options, warrants, rights or conversion or exchange privileges entitling anyone to acquire any securities of the Trust or any other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by the Trust of any securities of the Trust or any securities convertible into, exchangeable or exercisable for, or otherwise evidencing a right to acquire, any securities of the Trust; and all outstanding Trust Units have been duly authorized and validly issued, and are fully paid and non-assessable and are not subject to, nor issued in violation of, any pre-emptive rights, and all Trust Units issuable upon exercise of outstanding restricted units, performance units and Exchangeable Shares in accordance with their terms, will be duly authorized and validly issued, fully paid and non-assessable and will not be subject to any pre-emptive rights;

(f) as at the date hereof, the authorized share capital of Fairborne consists of an unlimited number of common shares, an unlimited number of exchangeable shares, issuable in series, and an unlimited number of Exchangeable Shares, of which the outstanding common shares are all owned by the Trust and 4,552,183 Exchangeable Shares are issued and outstanding. As at March 10, 2007, each Exchangeable Share is exchangeable at the election of the holder thereof into 1.20495 Trust Units. Except as set forth above, there are no securities of Fairborne outstanding and no options, warrants or other rights, agreements or commitments of any character whatsoever requiring the issuance, sale or transfer by Fairborne of any securities of Fairborne or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of Fairborne, nor are there any outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or other attributes of Fairborne. All outstanding common shares of Fairborne and Exchangeable Shares have been duly authorized and are validly issued, as fully paid and non-assessable and are not subject to, nor were they issued in violation of, any pre-emptive rights;

(g) the Trust has made all filings required under Applicable Laws with the applicable regulatory authorities, all such filings have been made in a timely manner, and all such filings and information and statements contained therein and any other information or statements disseminated to the public by the Trust, were true, correct and complete in all material respects and did not contain any misrepresentation, as at the date of such information or statements, and Fairborne has not filed any confidential material change reports which continue to be confidential;

(h) the Trust does not have any subsidiaries other than the Fairborne Subsidiaries; the Trust directly or indirectly beneficially owns all of the outstanding shares and other securities or interests in each of the Fairborne Subsidiaries (with the exception of the Exchangeable Shares) and no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of any of such subsidiaries or now has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement for the purchase, subscription or issuance of any unissued shares, securities (including convertible securities) or warrants of any of the Fairborne Subsidiaries;

(i) since December 31, 2006, except as has been publicly disclosed: (i) there has been no Material Adverse Change in respect of the Trust (or any condition, event or development involving a prospective change that would result in Material Adverse Change or have a Material Adverse Effect to the Trust); (ii) the Trust and each of the Trust Subsidiaries has conducted its businesses only in the ordinary and normal course; and (iii) no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) material to the Trust (on a consolidated basis) has been incurred other than in the ordinary and normal course of business;

(j) the data and information in respect of the Trust and the Trust Subsidiaries and their respective assets, reserves, liabilities, business and operations provided by Fairborne or its advisors to Fairquest or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof;

(k) there are no actions, suits, proceedings or inquiries, including, to the knowledge of Fairborne, pending or threatened against or affecting the Trust or the Fairborne Subsidiaries, at law or in equity, or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way would have a Material Adverse Effect on the Trust, or may in any way have a Material Adverse Effect on the Trust or have a material adverse effect on the ability of Fairquest, the Trust and Fairborne to consummate the transactions contemplated hereby;

(l) the Trust Financial Statements fairly present, in accordance with Canadian GAAP, consistently applied (except as specifically provided in the notes to such statements), the financial position and condition of the Trust and its subsidiaries, on a consolidated basis, at the dates thereof and the results of the operations of the Trust and its subsidiaries, on a consolidated basis, for the periods then ended and reflect all material assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust and its subsidiaries on a consolidated basis as at the dates thereof;

(m) each of Fairborne and the other Fairborne Subsidiaries has conducted and is conducting its business in accordance with good oilfield practices and has not received notice of any material violation of or investigation relating to any federal, provincial or local law, regulation or ordinance with respect to its assets, business or operations and each holds all permits, licenses and other authorizations which are required under federal, provincial or local laws relating to its assets, business or operations; except where the failure to so hold such permits, licenses or authorizations would not have a Material Adverse Effect on the Trust; the assets of Fairborne and the other Fairborne Subsidiaries operated and maintained by them are in compliance with all terms and conditions of such laws, permits, licenses and authorizations in all material respects, and are also in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in such laws or contained in any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder relating to the assets operated by them except where the failure to so comply would not have a Material Adverse Effect on the Trust;

(n) no securities commission or similar regulatory authority, or stock exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Trust, no such proceeding is, to the knowledge of the Trust and Fairborne, pending, contemplated or threatened and the Trust and Fairborne are not in default of any requirement of any securities laws, rules or policies applicable to the Trust or its securities;

(o) the Trust's and the Fairborne Subsidiaries' properties and assets are free and clear of all mortgages, pledges, liens, charges and encumbrances (other than those in favour of its bankers as security for its bank credit facilities and other than those encumbrances which do not and will not have a material adverse effect on the ownership or operation or its assets and properties ("**permitted encumbrances**")) and other than permitted encumbrances, none of them has done any act or suffered or permitted any action to be done whereby any person has acquired or may acquire an interest in or to its material properties or assets, nor has any of them done any act, omitted to do any act or permitted any act to be done that may adversely affect or defeat its title to any of its material properties or assets;

(p) the Trust and Fairborne are not aware of any defects, failures or impairments in the titles to any of the Fairborne Subsidiaries' oil and gas properties, lands or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in the aggregate could have a material adverse effect on: (i) the quantity and pre-tax present worth values of the oil and gas reserves shown in the Fairborne Reserve Report; (ii) the current production attributable to such properties; or (iii) the current and anticipated cash flow from such properties;

(q) the board of directors of Fairborne have reserved and allotted a sufficient number of Trust Units as are issuable pursuant to the Arrangement and subject to the terms and conditions of the Arrangement such Trust Units will be validly issued as fully paid and non-assessable to previous holders of Fairquest Shares pursuant to the Arrangement;

(r) the minute books, books of account and other records of the Trust and the Fairborne Subsidiaries (whether of a financial or accounting nature or otherwise) have been maintained in accordance with, in all material respects, all applicable statutory requirements and prudent business practice and are complete and accurate in all material respects;

(s) the Trust is a "reporting issuer" in material compliance with all applicable securities laws of the provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, Québec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland and the outstanding Trust Units are listed on the TSX and the Trust is in material compliance with the by-laws, policies and rules of such exchange;

(t) the Trust and Fairborne are not aware of, and have not received:

(i) any order or directive which relates to environmental matters and which requires any material work, repairs, construction, or capital expenditures on the properties or assets of Fairborne or the other Fairborne Subsidiaries that has not been done; or

(ii) any demand or notice with respect to the material breach of any environmental, health or safety law applicable to the Trust or the other Fairborne Subsidiaries or any of their respective business undertakings, including, without limitation, any regulations respecting the use, storage, treatment, transportation, or disposition of environmental contaminants;

the failure to comply with would have a Material Adverse Effect on the Trust;

(u) to the knowledge of the Trust and Fairborne (after due inquiry):

(i) each of Fairborne and the other Fairborne Subsidiaries has all material environmental and health and safety permits, licences, approvals, consents, certificates and other authorizations of any kind or nature (**"Environmental Permits"**) necessary for the ownership, operation, development, maintenance, or use of any of its respective assets and all such Environmental Permits have been obtained and maintained in effect, except for those which would not have a Material Adverse Effect on the Trust:

(ii) each of Fairborne and the other Fairborne Subsidiaries' assets and the ownership, operation, development, maintenance and use thereof are in material compliance with all environmental laws and with all terms and conditions of all Environmental Permits except where such non-compliance would not have a Material Adverse Effect on the Trust;

(iii) all known spills or similar incidents pertaining to or affecting the business or assets of each of Fairborne and the other Fairborne Subsidiaries have been reported to the appropriate governmental entity to the extent required by environmental laws and have been disclosed in writing to Fairquest prior to the date hereof, except where such failure to report would not result in a Material Adverse Effect on the Trust; and

(iv) there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes, which have not been rectified, on any of the properties or assets owned or leased by Fairborne and the other Fairborne Subsidiaries or in which any of them has an interest or which any of them has control; except for any such spills, releases, deposits or discharges which, in aggregate, would not have a Material Adverse Effect on the Trust;

(v) Fairborne made available to GLJ Petroleum Consultants Ltd. and Sproule Associates Limited (collectively, the "**Fairborne Engineer**") prior to issuance of the Fairborne Engineer's report in respect of Fairborne's oil and natural gas reserves effective December 31, 2006 (the "**Fairborne Reserve Report**") for the purposes of preparing the Fairborne Reserve Report, all information requested by the Fairborne Engineer and all information material to an adequate determination of Fairborne's oil and gas reserves and, to the knowledge of Fairborne, none of such information contained a misrepresentation (as defined in the Securities Act (Alberta); Fairborne has no knowledge of any material adverse change in any information provided to the Fairborne Engineer since the dates that such information was provided and Fairborne believes that the Fairborne Engineering Report reasonably represents the quantity of, and pre-tax present worth of future net revenue from, the oil and gas reserves of Fairborne as at December 31, 2006 based upon information available at the time the Fairborne Engineering Report was prepared and the assumptions as to commodity prices and costs contained therein and there has been no material adverse change in Fairborne's oil and natural gas reserves and assets from those described in the Fairborne Engineering Report, except as may have occurred through normal production;

(w) to the knowledge of the Trust and Fairborne, neither the Trust nor Fairborne has withheld from Fairquest any material information or documents concerning the Trust or its assets or liabilities during the course of Fairquest's review of the Trust and its assets; and

(x) the Trust Units to be issued in connection with the Arrangement will be issued in accordance with Applicable Laws and will be freely tradeable by the holders thereof in the provinces of Canada subject to the provisions of Section 2.6 of National Instrument 45-102.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the parties hereto to consummate the transactions contemplated hereby, and in particular the Arrangement, are subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions, any of which may be waived by the mutual consent of such parties without prejudice to their right to rely on any other of such conditions:

(a) on or prior to the Outside Date, the Interim Order shall have been granted in form and substance satisfactory to each of the Trust, Fairborne and Fairquest, acting reasonably, and such order shall not have been set aside or modified in a manner unacceptable to Fairquest, the Trust and Fairborne, acting reasonably, on appeal or otherwise;

(b) the Arrangement Resolution shall have been passed by the Fairquest Shareholders on or prior to the Outside Date, in form and substance satisfactory to each of the Trust, Fairborne and Fairquest, acting reasonably, duly approving the Arrangement in accordance with the Interim Order, the Rules and the rules or requirements of the TSX;

(c) on or prior to the Outside Date, the Final Order shall have been granted in form and substance satisfactory to the Trust, Fairborne and Fairquest, acting reasonably;

(d) the Articles of Arrangement filed with the Registrar in accordance with the Arrangement shall be in form and substance satisfactory to each of the Trust, Fairborne and Fairquest, acting reasonably;

(e) the Arrangement shall have become effective on or prior to the Outside Date;

(f) either: (i) an advance ruling certificate ("**ARC**") pursuant to section 102 of the Competition Act shall have been issued by the Commissioner of the Competition Bureau ("**Commissioner**") appointed under the Competition Act; (ii) a "no action letter" satisfactory to each of the Trust, Fairborne and Fairquest, acting reasonably, indicating that the Commissioner has determined not to make an application for an order under Section 92 of the Competition Act shall have been received from the Commissioner, and any terms and conditions attached to any such letter shall be acceptable to each of the Trust, Fairborne and Fairquest, acting reasonably; or (iii) the relevant waiting period in Section 123 of the Competition Act shall have expired or been waived and, in addition, in the event that the ARC or "no action" letter described in (i) or (ii) in the foregoing is issued, there shall be no threatened or actual application by the Commissioner for an order under Section 92 or 100 of the Competition Act;

(g) all required regulatory, governmental and third party approvals, waivers and consents in respect of the completion of the Arrangement shall have been obtained on terms and conditions satisfactory to the Trust, Fairborne and Fairquest, each acting reasonably, including, without limitation, conditional approval for listing of the Trust Units issuable pursuant to the Arrangement, and all applicable statutory and regulatory waiting periods shall have expired or have been terminated and no unresolved material objection or opposition shall have been filed, initiated or made during any applicable statutory regulatory period;

(h) receipt of the consent of Fairborne's bankers to the Arrangement and the consummation thereof on a basis acceptable to the Trust, Fairborne and Fairquest, each acting reasonably, if required;

(i) no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

    (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

    (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein; and

(j) the Valuation shall have been delivered on or before the Mailing Date.

The foregoing conditions are for the mutual benefit of Fairquest on the one hand and Fairborne and the Trust on the other hand and may be asserted by Fairquest and by Fairborne and the Trust regardless of the circumstances and may be waived by Fairquest and Fairborne and the Trust in their sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Fairquest or Fairborne and the Trust may have.

5.2 Conditions to Obligation of Fairquest

The obligation of Fairquest to consummate the transactions contemplated hereby, and in particular the Arrangement, is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the covenants, acts and undertakings of Fairborne and the Trust to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Fairborne and the Trust;

(b) the Trust and Fairborne shall have furnished Fairquest with:

(i) certified copies of the resolutions duly passed by the board of directors of Fairborne approving this Agreement and the consummation of the transactions contemplated hereby; and

(ii) certified copies of the resolutions duly passed by the board of directors of Fairborne conditionally allotting the aggregate number of Trust Units that may be required to be issued in accordance with the terms of this Agreement upon the Arrangement taking effect;

(c) except as affected by the transactions contemplated by or permitted by this Agreement, the representations and warranties of the Trust and Fairborne contained in section 4.2 shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and the Trust and Fairborne shall have complied in all material respects with its covenants in this Agreement and Fairquest shall have received a certificate to that effect dated the Effective Date from the President and Chief Executive Officer of Fairborne and another senior officer thereof acceptable to Fairquest, acting reasonably, acting solely on behalf of the Trust and Fairborne and not in their personal capacity, to the best of his information and belief having made reasonable inquiry and Fairquest shall have no knowledge to the contrary;

(d) there shall not have occurred any Material Adverse Change in respect of the Trust after the date hereof or prior to the Effective Date which has not been publicly disclosed prior to the Agreement Date or disclosed to Fairquest in writing prior to the Agreement Date;

(e) the Trust shall have entered into a supplemental indenture in accordance with the terms of the warrant indenture pursuant to which the Warrants are issued such that holders of the Warrants will, after the Effective Date, have a right to acquire Trust Units, rather than Fairquest Shares, adjusted to give effect to the Arrangement; and

(f) the Trust shall have entered into an agreement with Fairquest to issue to Fairquest in exchange for subordinated unsecured notes in form and substance satisfactory to the Trust and Fairquest, in connection with the issuance of Trust Units on exercise of the Performance Shares, to satisfy the requirement pursuant to the terms of the Performance Shares to issue Trust Units, instead of Fairquest Shares on conversion thereof after the Effective Time.

The conditions in this section 5.2 are for the exclusive benefit of Fairquest and may be asserted by Fairquest regardless of the circumstances or may be waived by Fairquest in its sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Fairquest may have.

5.3 Conditions to Obligation of the Trust and Fairborne

The obligation of the Trust and Fairborne to consummate the transactions contemplated hereby, and in particular the issue of Trust Units is subject to the satisfaction, on or before the Effective Date or such other time specified, of the following conditions:

(a) each of the acts, covenants and undertakings of Fairquest to be performed on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed by Fairquest;

(b) Fairquest shall have furnished the Trust and Fairborne with:

(i) certified copies of the resolutions duly passed by the board of directors of Fairquest approving this Agreement and the consummation of the transactions contemplated hereby and directing the submission of the Arrangement for approval at the Fairquest Meeting and recommending that Fairquest Shareholders vote in favour of the Arrangement; and

(ii) certified copies of the Arrangement Resolution, duly passed at the Fairquest Meeting, approving the Arrangement in accordance with the Interim Order;

(c) Fairquest shall have mailed the Information Circular and other documentation required in connection with the Fairquest Meeting on or before May 20, 2007;

(d) receipt of the consent of Fairquest's bankers to the Arrangement and the consummation thereof on a basis acceptable to the Trust and Fairborne, each acting reasonably;

(e) except as affected by the transactions contemplated by or permitted by this Agreement, the representations and warranties of Fairquest contained in section 4.1 shall be true and correct in all material respects as at the Effective Date with the same effect as though such representations and warranties had been made at and as of such time and Fairquest shall have complied in all material respects with its covenants in this Agreement and the Trust and Fairborne shall have received a certificate to that effect dated the Effective Date of the President and Chief Executive Officer of Fairquest and another senior officer thereof acceptable to the Trust or Fairborne, acting reasonably, acting solely on behalf of Fairquest and not in their personal capacity, to the best of their information and belief having made reasonable inquiry and the Trust and Fairborne shall have no knowledge to the contrary;

(f) the board of directors of Fairquest shall not have withdrawn, modified or changed any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(z) in a manner materially adverse to the Trust or Fairborne or the completion of the Arrangement;

(g) holders of not greater than 5% of the outstanding Fairquest Shares shall have exercised rights of dissent in respect of the Arrangement that have not been withdrawn as at the Effective Date;

(h) prior to the Mailing Date each of the directors and officers of Fairquest (other than those agreed to by Fairborne) shall have provided their resignations (in the case of directors, in a manner that allows for the orderly replacement of directors on the Effective Date) together with mutual releases in favour of Fairquest, the Trust and Fairborne, conditional on closing of the Arrangement and effective on the Effective Date, each in form and substance and on such terms as are satisfactory to Fairborne, acting reasonably;

(i) there shall not have occurred any Material Adverse Change in respect of Fairquest after the date hereof or prior to the Effective Date which has not been publicly disclosed prior to the Agreement Date or disclosed to the Trust and Fairborne in writing prior to the Agreement Date; and

(j) immediately prior to the effective time of the Arrangement, the Trust and Fairborne shall be satisfied there shall not be more than 40,234,593 Fairquest Shares outstanding (prior to the exercise of any Warrants, Performance Shares or Options) and 46,644,981 Fairquest Shares outstanding (assuming the exercise of all Warrants, Performance Shares (based on the last closing price of the Fairquest Shares prior to the Agreement Date and adjusted for the exchange ratio pursuant to the Arrangement) and Options are exercised) and the Trust and Fairborne shall be satisfied that upon completion of the Arrangement no person shall have any agreement, option or any right or privilege (whether by law, pre-emptive, by contract or otherwise) capable of becoming an agreement or option for the purchase, subscription, allotment or issuance of any issued or unissued, Fairquest Shares.

The conditions described in this section 5.3 are for the exclusive benefit of the Trust and Fairborne and may be asserted by Fairborne regardless of the circumstances or may be waived by the Trust or Fairborne in their respective sole discretion, in whole or in part, at any time and from time to time without prejudice to any other rights which Fairborne may have.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of Fairquest, the Trust and Fairborne shall give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party

hereunder provided, however, that no such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

(b) If any of the conditions precedents set forth in sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non-fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three (3) Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the Act to give effect to the Arrangement.

ARTICLE 6
NON-COMPLETION FEE

6.1 Non-Completion Fee Payable by Fairquest

If at any time after the date hereof and prior to termination hereof, any of the following occur:

(a) the board of directors of Fairquest (i) fails to recommend that holders of Fairquest Shares vote in favour of the Arrangement, (ii) withdraws, modifies or changes any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(z) hereof in a manner adverse to the Arrangement or to Fairborne, or shall have resolved to do so, or (iii) fails to promptly reaffirm any of its recommendations, approvals, resolutions or determinations referred to in section 3.1(z) hereof upon request from time to time by Fairborne to do so;

(b) the board of directors of Fairquest shall have recommended that holders of Fairquest Shares deposit their Fairquest Shares under, or vote in favour of, or otherwise accept a Take-Over Proposal;

(c) Fairquest accepts, recommends, approves or enters into an agreement with respect to a Take-Over Proposal (other than this Agreement or a confidentiality agreement contemplated by section 3.2(b)(v) hereof) prior to completion of the Arrangement;

(d) prior to the date of the Fairquest Meeting, another bona fide Take-Over Proposal is publicly announced or made to all or substantially all holders of Fairquest Shares or to Fairquest and: (i) at the date of the Fairquest Meeting such Take-Over Proposal shall not have expired or been withdrawn; (ii) the Arrangement is not approved by holders of the Fairquest Shares at the Fairquest Meeting; and (iii) such Take-Over Proposal is consummated within 12 months of the date of the Fairquest Meeting;

(e) Fairquest is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of Fairquest or materially impedes the completion of the Arrangement, and Fairquest fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Fairborne (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(f) Fairquest is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change in respect of Fairquest or materially impede the completion of the Arrangement, and Fairquest fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Fairborne (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

Fairquest shall pay an amount equal to $5.0 million plus G.S.T. (the "**Fairquest Non-Completion Fee**"), in immediately available funds to or to an account designated by Fairborne within two (2) Business Days after the first to occur of one of the events described above. On the date of the earliest event described above in this section 6.1, Fairquest shall be deemed to hold such sum in trust for Fairborne. For greater certainty, the Fairquest Non-Completion Fee shall only be required to be paid to Fairborne once pursuant to the foregoing provisions.

In the event that a Take-Over Proposal is announced or made, as contemplated by section 6.1(d), Fairquest agrees, within two (2) Business Days thereof, to use its reasonable best efforts to deliver to Fairborne an irrevocable letter of credit, in form and substance satisfactory to Fairborne, payable by a Canadian chartered bank in the amount of the Fairquest Non-Completion Fee and which may be immediately drawn upon by Fairborne if the Fairquest Non-Completion Fee is payable or such other form of security as is satisfactory to Fairborne.

For the purpose of this section 6.1, "**Take-Over Proposal**" means, other than the Arrangement, a bid, or offer to acquire 20% or more of the outstanding Fairquest Shares, or any proposal, offer or agreement for a merger, consolidation, amalgamation, arrangement, recapitalization, liquidation, dissolution, reorganization or a similar transaction or other business combination involving Fairquest, or any proposal, offer or agreement to acquire 20% or more of the assets of Fairquest.

6.2 Non Completion Fee Payable by Fairborne

If at any time after the date hereof and prior to termination hereof, any of the following occur:

(a) the Trust or Fairborne is in breach of any of its covenants made in this Agreement which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of the Trust or materially impedes the completion of the Arrangement, and the Trust or Fairborne, as the case may be, fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Fairquest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date); or

(b) the Trust or Fairborne is in breach of any of its representations or warranties made in this Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would be reasonably expected to cause a Material Adverse Change in respect of the Trust or materially impede the completion of the Arrangement, and the Trust or Fairborne, as the case may be, fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Fairquest (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond the Outside Date),

Fairborne shall pay an amount equal to $5.0 million plus G.S.T. (the "**Fairborne Non Completion Fee**"), in immediately available funds to Fairquest or to an account designated by Fairquest within two (2) Business Days of the first to occur of the events described above. On the date of the earliest event described above in this section 6.2, Fairborne shall be deemed to hold such sum in trust for Fairquest. For greater certainty, the Fairborne Non Completion Fee shall only be required to be paid to Fairquest once pursuant to the foregoing provisions.

6.3 Liquidated Damages

Fairquest and Fairborne acknowledge and agree that all of the payment amounts set out in sections 6.1 and 6.2 are payments of liquidated damages which are a genuine pre estimate of the damages which the party

entitled to such damages will suffer or incur as a result of the event giving rise to such damages and are not penalties. Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant to this section 6 is the sole monetary remedy of the party receiving such payment. Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this Agreement, the Fairquest Confidentiality Agreement or the Fairborne Confidentiality Agreement or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

ARTICLE 7
TRANSITIONAL PROVISIONS

7.1 Transitional Provisions

In connection with the implementation of the Arrangement, Fairquest shall cooperate with Fairborne to provide an orderly transition of control. To the extent that it is not restricted from doing so pursuant to confidentiality or other restrictions (which it will use reasonable commercial efforts to obtain a waiver or consent from) Fairquest shall provide access to its offices to officers and employees of Fairborne during normal business hours on reasonable notice following the acceptance of this Agreement and the officers of Fairquest shall consult with the officers of Fairborne (as they may reasonably request) in respect of the day-to-day operations of Fairquest. Fairquest shall provide to Trust information which will allow Fairborne, subject to the Fairquest Confidentiality Agreement, to enable Fairborne to quickly and efficiently integrate the business and affairs of Fairquest with Fairborne on completion of the Arrangement and in connection therewith shall permit:

(a) Fairborne and its representatives to have reasonable access to Fairquest's premises, field operations, records, computer systems and employees;

(b) Fairborne and its representatives to interview employees of Fairquest for the purpose of determining which employees will be retained after completion of the Arrangement; and

(c) Fairborne and its representatives to be informed of the operations of Fairborne to ensure compliance with section 3.1 hereof.

ARTICLE 8
NOTICES

8.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement are to be given or made in writing and served personally or sent by telecopy and in the case of:

(a) the Trust or Fairborne, addressed to:

3400, 450 - 1st Street S.W.
Calgary, Alberta
T2P 5H1

Attention: Steven R. VanSickle, President and Chief Executive Officer
Telecopier: (403) 290-7724

with a copy to:

Burnet Duckworth & Palmer LLP
1400, 350 - 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: C. Steven Cohen
Telecopier: (403) 260-0330

(b) Fairquest, addressed to:

3400, 450 – 1st Street S.W.
Calgary, Alberta
T2P 5H1

Attention: Gary Aitken, Chairman of the Special Committee
Telecopier: (403) 290-7724

with a copy to:

Blake, Cassels & Graydon LLP
3500 Bankers Hall East
855 - 2nd Street S.W.
Calgary Alberta
T2P 4J8

Attention: Mr. Scott R. Cochlan
Fax: (403) 260-9700

or such other address as the parties may, from time to time, advise to the other parties hereto by notice in writing. The date or time of receipt of any such notice will be deemed to be the date of delivery or the time such telecopy is received.

ARTICLE 9
AMENDMENT AND TERMINATION OF AGREEMENT

9.1 Amendment

This Agreement may at any time and from time to time before or after the holding of the Fairquest Meeting be amended by written agreement of the parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c) waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the parties hereto; or

(d) waive compliance with or modify any other conditions precedent contained herein,

provided that no such amendment decreases the number of Trust Units to be received by Fairquest Shareholders pursuant to the Arrangement without approval by the Fairquest Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

9.2 Termination

(a) This Agreement may, prior to the filing of the Articles of Arrangement, be terminated by mutual written agreement of the Trust, Fairborne and Fairquest without further action on the part of the shareholders of Fairquest;

(b) Notwithstanding any other rights contained herein, the Trust or Fairborne may terminate this Agreement upon written notice to Fairquest if:

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to the Trust or Fairborne, acting reasonably, or has not been granted on or prior to the Outside Date, or, if issued, has been set aside or modified in a manner unacceptable to the Trust or Fairborne, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Fairquest Shareholders in accordance with the terms of the Interim Order, the Rules and the rules or requirements of the TSX on or before the Outside Date;

(iii) the Final Order has not been granted in form and substance satisfactory to the Trust or Fairborne, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to the Trust or Fairborne, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before the Outside Date;

(v) the Fairquest Non-Completion Fee is payable in accordance with section 6.1 hereof;

(vi) the Fairborne Non Completion Fee is payable in accordance with section 6.2 hereof and is paid by Fairborne;

(vii) the board of directors of Fairquest changes, withdraws or modifies its unanimous recommendation to Fairquest Shareholders to vote in favour of the Arrangement in a manner materially adverse to completion of the Arrangement;

(viii) a Material Adverse Change in respect of Fairquest shall have occurred;

(ix) Fairquest shall be in breach of any of its covenants, agreements or representations and warranties contained herein that would have a Material Adverse Effect on Fairquest or on the ability of Fairquest, the Trust and Fairborne to consummate the transactions contemplated hereby and Fairquest fails to cure such breach within three (3) Business Days after receipt of written notice thereof from the Trust or Fairborne (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(x) upon any other circumstances hereunder that give rise to a right of termination of this Agreement by the Trust or Fairborne, including those set forth in section 5.1 or 5.3 hereof.

(c) Notwithstanding any other rights contained herein, Fairquest may terminate this Agreement upon written notice to the Trust and Fairborne if;

(i) the Interim Order has been refused or has been granted in form or substance not satisfactory to Fairquest, acting reasonably, or has not been granted on or prior to the Outside Date or if issued,

has been set aside or modified in a manner unacceptable to Fairquest, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by the Fairquest Shareholders in accordance with the terms of the Interim Order and the Rules on or before the Outside Date;

(iii) the Final Order has not been granted in form and substance satisfactory to Fairquest, acting reasonably, on or prior to the Outside Date or, if issued, has been set aside or modified in a manner unacceptable to Fairquest, acting reasonably, on appeal or otherwise;

(iv) the Arrangement has not become effective on or before the Outside Date;

(v) the Fairborne Non Completion Fee is payable in accordance with section 6.2 hereof;

(vi) the Fairquest Non-Completion Fee is payable in accordance with section 6.1 hereof and is paid by Fairquest;

(vii) a Material Adverse Change in respect of the Trust shall have occurred;

(viii) the Trust or Fairborne shall be in breach of any of its covenants, agreements or representations and warranties contained herein that would have a Material Adverse Effect on the Trust or on the ability of the Trust, Fairborne and Fairquest to consummate the transactions contemplated hereby and the Trust or Fairborne fails to cure such breach within three (3) Business Days after receipt of written notice thereof from Fairquest (except that no cure period shall be provided for a breach which by its nature cannot be cured); or

(ix) upon any other circumstances hereunder that give rise to a termination of this Agreement by Fairquest, including those set forth in sections 5.1 and 5.2 hereof.

(d) If this Agreement is terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to Fairquest, the Trust or Fairborne, as the case may be, or their agents. Except for the obligations set forth in sections 6.1, 6.2, 10.3 and 10.5 hereof (provided in the case of sections 6.1 and 6.2, the right of payment (in the case of section 6.1(d), being the public announcement or making of such Take-Over Proposal) arose prior to the termination of this Agreement) which shall survive any termination of this Agreement and continue in full force and effect, no party shall have any further obligations to any other party hereunder with respect to this Agreement.

ARTICLE 10
GENERAL

10.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto.

10.2 Assignment

No party to this Agreement may assign any of its rights or obligations under this Agreement without prior written consent of the other parties.

10.3 Privacy Matters

(a) For the purposes of this section 10.3, the following definitions shall apply:

(i) **"applicable law"** means, in relation to any person, transaction or event, all applicable provisions of laws, statutes, rules, regulations, official directives and orders of and the terms of all judgments,

orders and decrees issued by any authorized authority by which such person is bound or having application to the transaction or event in question, including applicable privacy laws.

(ii) **"applicable privacy laws"** means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law including the *Personal Information Protection Act* (Alberta).

(iii) **"authorized authority"** means, in relation to any person, transaction or event, any: (a) federal, provincial, municipal or local governmental body (whether administrative, legislative, executive or otherwise), both domestic and foreign; (b) agency, authority, commission, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government; (c) court, arbitrator, commission or body exercising judicial, quasi-judicial, administrative or similar functions; and (d) other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange, in each case having jurisdiction over such person, transaction or event.

(iv) **"Personal Information"** means information about an individual transferred to one party by the other in accordance with this Agreement and/or as a condition of the Arrangement.

(b) The parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to either party pursuant to or in connection with this Agreement (the **"Disclosed Personal Information"**).

(c) Neither party shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of the Arrangement.

(d) Each party acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the parties shall proceed with the Arrangement, and that the disclosure of Personal Information relates solely to the carrying on of the business and the completion of the Arrangement.

(e) Each party acknowledges and confirms that it has and shall continue to employ appropriate technology and procedures in accordance with applicable law to prevent accidental loss or corruption of the Disclosed Personal Information, unauthorized input or access to the Disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such Disclosed Personal Information.

(f) Each party shall at all times keep strictly confidential all Disclosed Personal Information provided to it, and shall instruct those employees or advisors responsible for processing such Disclosed Personal Information to protect the confidentiality of such information in a manner consistent with the parties' obligations hereunder. Each party shall ensure that access to the Disclosed Personal Information shall be restricted to those employees or advisors of the respective party who have a *bona fide* need to access to such information in order to complete the Arrangement.

(g) Each party shall promptly notify the other parties of all inquiries, complaints, requests for access, and claims of which the party is made aware in connection with the Disclosed Personal Information. The parties shall fully co-operate with one another, with the persons to whom the Personal Information relates, and any authorized authority charged with enforcement of applicable privacy laws, in responding to such inquiries, complaints, requests for access, and claims.

(h) Upon the expiry or termination of this Agreement, or otherwise upon the reasonable request of either party, the other parties shall forthwith cease all use of the Personal Information acquired by such other parties in

connection with this Agreement and will return to the requesting party or, at the requesting party's request, destroy in a secure manner, the Disclosed Personal Information (and any copies).

10.4 Disclosure

Each party shall receive the prior consent, not to be unreasonably withheld, of the other parties prior to issuing or permitting any director, officer, employee or agent to issue, any press release or other written statement with respect to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, if a party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will consult with the other parties as to the wording of such disclosure prior to its being made.

10.5 Costs

Except as contemplated herein (including section 6.1 hereof), each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby except in respect of the application relating hereto under the Competition Act which will be paid as to 50% by Fairborne and 50% by Fairquest.

10.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

10.7 Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

10.8 Time of Essence

Time shall be of the essence of this Agreement.

10.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta (except those relating to conflict of laws principles). Each of the parties hereto hereby irrevocably and unconditionally consents to and submits to the jurisdiction of the courts of the Province of Alberta in respect of all actions, suits or proceedings arising out of or relating to this Agreement or the matters contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts) and further agrees that service of any process, summons, notice or document by single registered mail to the addresses of the parties set forth in this Agreement shall be effective service of process for any action, suit or proceeding brought against either party in such court. The parties hereby irrevocably and unconditionally waive any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the courts of

the Province of Alberta and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding so brought has been brought in an inconvenient forum.

10.10 Waiver

No waiver by any party shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

10.11 Contracts of the Trust

The parties hereto acknowledge, that in addition to entering this Agreement in its own right, Fairborne is entering into this Agreement on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the trustee of the Trust or any of the unitholders of the Trust such that any recourse against the Trust, the trustee of the Trust or Fairborne or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based in contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture, as amended, restated or replaced from time to time.

10.12 Counterparts

This Agreement may be executed in counterparts and may be executed by facsimile or other electronic means, and each of such counterparts shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first above written.

FAIRBORNE ENERGY TRUST, by its Administrator,
FAIRBORNE ENERGY LTD.

Per: (signed) *"Steven R. VanSickle"*

FAIRBORNE ENERGY LTD.

Per: (signed) *"Steven R. VanSickle"*

FAIRQUEST ENERGY LIMITED

Per: (signed) *"Gary F. Aitken"*

EXHIBIT A

Plan of Arrangement under Section 193
of the
***Business Corporations Act* (Alberta)**

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(c) "**Arrangement Agreement**" means the agreement dated as of March 11, 2007, among the Trust, Fairborne and Fairquest with respect to the Arrangement and all amendments thereto;

(d) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under Subsection 193(10) of the ABCA to be sent to the Registrar for filing after the Final Order has been made;

(e) "**business day**" means a day other than a Saturday, Sunday or other than a day when banks in the City of Calgary, Alberta are not generally open for business;

(f) "**Certificate**" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or , if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(g) "**Court**" means the Court of Queen's Bench of Alberta;

(h) "**Depositary**" means Computershare Investor Services Inc. or such other person as may be designated by Fairborne and its officers set out in the Letter of Transmittal;

(i) "**Dissent Rights**" means the right of a Fairquest Shareholder pursuant to Section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with Section 191 of the ABCA and the Interim Order;

(j) "**Dissenting Shareholders**" means registered holders of Fairquest Shares who validly exercise the rights of dissent provided to them under the Interim Order;

(k) "**Effective Date**" means the date the Arrangement is effective under the ABCA;

(l) "**Effective Time**" means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(m) "**Fairborne**" means Fairborne Energy Ltd., a corporation amalgamated under the ABCA;

(n) "**Fairquest**" means Fairquest Energy Limited, a corporation incorporated under the ABCA;

(o) "**Fairquest Shares**" means the common shares in the capital of Fairquest and "**Fairquest Shareholders**" means the holders from time to time of Fairquest Shares;

(p) **"Final Order"** means the order of the Court approving this Arrangement under Subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(q) **"Information Circular"** means the management information circular and proxy statement of Fairquest to be sent by Fairquest to the Fairquest Shareholders in connection with the Meeting;

(r) **"Interim Order"** means the interim order of the Court under Subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(s) **"Letter of Transmittal"** means the letter of transmittal accompanying the Information Circular sent to the holders of Fairquest Shares pursuant to which holders of Fairquest Shares are required to deliver certificates representing Fairquest Shares;

(t) **"Meeting"** means the annual and special meeting of holders of Fairquest Shares to be held to consider the Arrangement and related and other matters, and any adjournment thereof;

(u) **"Note Indenture"** means the note indenture between Fairborne and Computershare Trust Company of Canada dated as of June 1, 2005 (as amended), subject to such amendments, deletions and changes thereto as may be determined by Fairborne and the Trust prior to the Effective Time;

(v) **"Notes"** means the unsecured, subordinated promissory notes issued pursuant to the Note Indenture (as it may be amended or supplemented), bearing interest and repayable at such times as determined by the Trust and Fairborne prior to the Effective Time, such terms to be set forth in the Note Indenture or a supplemental indenture thereto entered into on or prior to the Effective Time;

(w) **"Registrar"** means the Registrar of Corporations for the Province of Alberta duly appointed under the ABCA;

(x) **"Trust"** means Fairborne Energy Trust, a trust formed under the laws of the Province of Alberta;

(y) **"Trust Unit"** means a trust unit of the Trust; and

(z) **"Trust Unit Weighted Average Trading Price"** shall be determined by dividing (i) the aggregate dollar trading value of all Trust Units sold on the Toronto Stock Exchange over the five consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Trust Units sold on such stock exchange during such period.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Fairquest Shares; (ii) Fairborne; (iii) the Trust; and (iv) Fairquest.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to Subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to Subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) the Fairquest Shares held by Dissenting Shareholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to Fairborne (free of any claims), and as of the Effective Time, such Dissenting Shareholders shall cease to have any rights as shareholders of Fairquest other than the right to be paid the fair value of their Fairquest Shares in accordance with Article 4;

(b) the Trust shall issue to Fairborne a number of Trust Units equal to 0.39 times the number of issued and outstanding Fairquest Shares (other than those held by Dissenting Shareholders) at the Effective Time;

(c) Fairborne shall issue Notes to the Trust for the Trust Units issued pursuant to Section 3.1(b) in the aggregate principal amount equal to the Trust Unit Weighted Average Trading Price multiplied by the total number of Trust Units issued pursuant to Section 3.1(b); and

(d) Subject to Section 5.6, each issued and outstanding Fairquest Share (other than those held by Dissenting Shareholders) shall be transferred to Fairborne in exchange for 0.39 of a Trust Unit.

3.2 With respect to each holder of Fairquest Shares (other than a Dissenting Shareholder) at the Effective Time, upon the exchange of Fairquest Shares for Trust Units pursuant to Section 3.1(d):

(i) such former holder of Fairquest Shares shall be added to the register of holders of Trust Units;

(ii) such holder shall cease to be a holder of the Fairquest Shares so exchanged and the name of such holder shall be removed from the register of holders of Fairquest Shares as it relates to the Fairquest Shares so exchanged; and

(iii) Fairborne shall become the holder of the Fairquest Shares so exchanged and shall be added to the register of holders of Fairquest Shares.

ARTICLE 4
DISSENTING SHAREHOLDERS

4.1 Each registered holder of Fairquest Shares shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Shareholder shall, at the Effective Time, cease to have any rights as a holder of Fairquest Shares and shall only be entitled to be paid the fair value of the holder's Fairquest Shares by Fairborne. A Dissenting Shareholder who is paid the fair value of the holder's Fairquest Shares, shall be deemed to have transferred the holder's Fairquest Shares to Fairborne at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Shareholder who for any reason is not entitled to be paid the fair value of the holder's Fairquest Shares shall be treated as if the holder had participated in the Arrangement on the same basis as a non dissenting holder of Fairquest Shares notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Fairquest Shares shall be determined as of the close of business on the last business day before the day on which the Arrangement is approved by the holders of Fairquest Shares at the Meeting; but in no event shall Fairquest or Fairborne be required to recognize such Dissenting Shareholder as a shareholder of Fairquest or Fairborne after the Effective Time and the name of such holder shall be removed from the applicable register of shareholders as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Fairquest Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Fairquest Shares represented by such certificates.

5.2 Fairborne shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Fairquest Shares of a duly completed Letter of Transmittal and the certificates representing such Fairquest Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal ; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Trust Units, issued to such holder under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Fairquest Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Trust, Fairborne and Fairquest and their respective transfer agents, which bond is in form and substance satisfactory to each of the Trust, Fairborne and Fairquest and their respective transfer agents, or shall otherwise indemnify the Trust, Fairborne and Fairquest and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.5, the Depositary shall pay and deliver

to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Fairquest Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Trust Units (and any distributions thereon). In such case, such Trust Units shall be returned to Fairborne and any distributions in respect of Trust Units shall be returned to the Trust.

5.6 No certificates representing fractional Trust Units shall be issued under this Arrangement. In lieu of any fractional Trust Unit, each registered Fairquest Shareholder otherwise entitled to a fractional interest in a Trust Unit will receive the nearest whole number of Trust Units (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1 The Trust, Fairborne and Fairquest may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Fairquest Shares, if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by the Trust, Fairborne or Fairquest at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 The Trust, Fairborne and Fairquest may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 In addition, any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following the Effective Time but shall only be effective if it is consented to by each of the Trust, Fairborne and Fairquest, provided that it concerns a matter which, in the reasonable opinion of the Trust, Fairborne and Fairquest, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Fairquest Shares.

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 13th day of November, 2007

AMONG:

FAIRBORNE ENERGY TRUST, a trust formed under the laws of the Province of Alberta (the "**Trust**")

- and -

FAIRBORNE ENERGY LTD., a body corporate amalgamated under the laws of the Province of Alberta ("**Fairborne**")

- and -

FAIRBORNE NEWCO INC., a corporation incorporated under the laws of the Province of Alberta ("**Fairborne Newco**")

WHEREAS:

(a) Fairborne Newco, Fairborne and the Trust wish to propose an arrangement with the holders of trust units of the Trust and series A exchangeable shares of Fairborne;

(b) the parties hereto intend to carry out the transactions contemplated herein by way of an arrangement under the *Business Corporations Act* (Alberta); and

(c) the parties hereto have entered into this Agreement to provide for the matters referred to in the foregoing recitals and for the other matters relating to such arrangement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged), the parties hereto hereby covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Administrator**" means the administrator of the Trust, currently Fairborne Energy Ltd.;

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**Arrangement**" means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

"**Arrangement Resolution**" means the special resolution of the Fairborne Securityholders approving the Arrangement;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or , if no certificate is to be issued, the proof of filing in respect of the Arrangement;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Debenture Indenture**" means the trust indenture dated as of October 31, 2006 among the Trust, Fairborne and Computershare Trust Company of Canada providing for the issuance of the Debentures;

"**Debentures**" means the 6.50% convertible unsecured subordinated debentures of the Trust in the principal amount of $100,000,000 issued pursuant to the Debenture Indenture;

"**Depositary**" means Computershare Investor Services Inc., or such other Person as may be designated by Fairborne;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Exchangeable Shareholders**" means holders of Exchangeable Shares;

"**Exchangeable Shares**" means the series A, exchangeable shares of Fairborne;

"**Fairborne Amalco Shares**" means the common shares in the capital of the amalgamated corporation resulting from the amalgamation of Fairborne, Fairborne Newco and Fairborne ExchangeCo Ltd. pursuant to the Arrangement (which shall be the Fairborne Newco Shares after giving effect to such amalgamation);

"**Fairborne Newco Shares**" means common shares in the capital of Fairborne Newco;

"**Fairborne Note Conveyance Agreement**" means the conveyance agreement between the Trust and Fairborne Subco effecting the Fairborne Note Conveyance (as defined in the Plan of Arrangement);

"**Fairborne Securityholders**" means, collectively, the Trust Unitholders and the Exchangeable Shareholders;

"**Fairborne Subco**" means 1351064 Alberta Ltd., a corporation incorporated under the ABCA;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Incentive Plan**" means the restricted unit and performance unit incentive plan of the Trust;

"**Incentive Rights**" means, collectively, restricted units and performance units granted pursuant to the Incentive Plan;

"**Information Circular**" means the information circular and proxy statement to be prepared by the Trust and forwarded as part of the proxy solicitation materials to Fairborne Securityholders in respect of the Meeting;

"**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Meeting**" means the special meeting of holders of Fairborne Securityholders to be held to consider, among other things, the Arrangement and related matters, and any adjournment thereof;

"**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"**Plan of Arrangement**" means the plan of arrangement attached hereto as Exhibit A, as amended or supplemented from time to time in accordance with the terms thereof;

"**Private Placement**" means the issuance of Fairborne Newco Shares pursuant to the Share Subscription Agreement;

"**Registrar**" means the Registrar appointed under section 263 of the ABCA;

"**Share Subscription Agreement**" means the share subscription agreement made as of October 22, 2007 among Fairbone Newco, the Trust, Fairborne and Denham Commodity Partners Fund IV LP;

"**subsidiary**" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

"**Supplemental Debenture Indenture**" means a supplemental indenture to be entered into in accordance with the Debenture Indenture pursuant to which Fairborne Newco assumes, in accordance with the Plan of Arrangement, all of the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures, which supplemental indenture shall entitle the holders of the Debentures after the Effective Time to acquire Fairborne Newco Shares (Fairborne Amalco Shares after giving effect to the amalgamation pursuant to the Arrangement), in lieu of Trust Units, on conversion of the Debentures;

"**Supplemental Warrant Indenture**" means a supplemental indenture to be entered be entered into in accordance with the Warrant Indenture pursuant to which Fairborne Newco assumes all of the covenants and obligations of the Trust under the Warrant Indenture in respect of the Warrants, which supplemental indenture shall entitle the holders of the Warrants after the Effective Time to acquire Fairborne Newco Shares (Fairborne Amalco Shares after giving effect to the amalgamation pursuant to the Arrangement), in lieu of Trust Units, on exercise of the Warrants;

"**Trust Asset Conveyance Agreement**" means a conveyance agreement between the Trust and Fairborne Newco to be dated the Effective Date effecting the Trust Asset Conveyance (as defined in the Plan of Arrangement);

"**Trust Indenture**" means the trust indenture made as of April 20, 2005 and as amended and restated as of May 25, 2005 between Computershare Trust Company of Canada, as trustee, and Fairborne;

"**Trust Unitholders**" means holders of Trust Units;

"**Trust Units**" or "**Units**" means trust units of the Trust;

"**Trustee**" means Computershare Trust Company of Canada, as trustee under the Trust Indenture;

"**TSX**" means the Toronto Stock Exchange;

"**Warrant**" means Trust Unit purchase warrants issued pursuant to the Warrant Indenture, each of which entitles the holder to acquire 0.39 of a Trust Unit at an exercise price of $8.128 per whole Trust Unit subject to adjustment in certain events; and

"**Warrant Indenture**" means the warrant indenture made as of June 4, 2007 between the Trust and Computershare Trust Company of Canada.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.6 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 Entire Agreement

This Agreement, together with the exhibit attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.8 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

1.9 Exhibit

Exhibit A annexed to this Agreement, being the Plan of Arrangement, is incorporated by reference into this Agreement and forms a part hereof.

ARTICLE 2
THE ARRANGEMENT

2.1 Arrangement

As soon as reasonably practicable, Fairborne Newco, Fairborne and the Trust shall apply to the Court pursuant to Section 193 of the ABCA for an order approving the Arrangement and in connection with such application shall:

(a) forthwith file, proceed with and diligently prosecute an application for an Interim Order under Section 193(4) of the ABCA, providing for, among other things, the calling and holding of the Meeting for the purpose of considering and, if deemed advisable, approving the Arrangement Resolution; and

(b) subject to obtaining all necessary approvals of the Fairborne Securityholders as contemplated in the Interim Order and as may be directed by the Court in the Interim Order, take steps necessary to submit the Arrangement to the Court and apply for the Final Order,

and subject to fulfillment of the conditions set forth herein, shall deliver to the Registrar Articles of Arrangement and such other documents as may be required to give effect to the Arrangement, whereupon the transactions comprising the Arrangement shall occur and shall be deemed to have occurred in the order set out therein without any act or formality.

2.2 Fairborne Subco

Fairborne has caused Fairborne Subco to be incorporated under the ABCA. Prior to the Effective Time, Fairborne shall not permit Fairborne Subco to: (i) issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities except for the issuance of a nominal number of common shares on incorporation; or (ii) carry on any business, enter into any transaction or effect any corporate act whatsoever, other than as contemplated herein or as reasonably necessary to carry out the transactions contemplated by the Arrangement unless previously consented to in writing by Fairborne Newco.

2.3 Effective Date

The Arrangement shall become effective at the Effective Time on the Effective Date.

ARTICLE 3
COVENANTS

3.1 Covenants of the Trust and Fairborne

Each of the Trust and Fairborne covenants and agrees that it will:

(a) take all reasonable actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement including, in the case of Fairborne, entering into the Fairborne Note Conveyance Agreement and completing the transactions contemplated therein and, in the case of the Trust, entering into the Trust Asset Conveyance Agreement and completing the transactions contemplated therein;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) solicit proxies to be voted at the Meeting in favour of the Arrangement Resolution and prepare, in consultation and cooperation with Fairborne Newco, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Fairborne

Securityholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(d) convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(f) subject to the approval of the Arrangement Resolution by the Fairborne Securityholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with Fairborne Newco, for the Final Order;

(g) forthwith carry out the terms of the Final Order to the extent applicable to it;

(h) upon issuance of the Final Order and subject to the conditions precedent in Article 5, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(i) not, except in the ordinary course of business or as contemplated in connection with the Plan of Arrangement, merge into or with, or consolidate with, any other Person or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(j) until the Effective Date, except as specifically provided for hereunder and in the Arrangement, not alter or amend its constating or governing documents, articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement;

(k) cause Fairborne Newco to take all action necessary to give effect to the transactions contemplated by this Agreement, the Plan of Arrangement including entering into of the Trust Asset Conveyance Agreement and completing the transactions contemplated herein and therein;

(l) cause the Trust to, within 30 days following the Effective Date, file an entity classification election on IRS Form 8832 to be treated as a disregarded entity for U.S. federal income tax purposes;

(m) cause Fairborne Subco to take all action necessary to give effect to the transaction contemplated by this Agreement and the Arrangement including entering into of the Fairborne Note Conveyance Agreement and completing the transactions contemplated therein; and

(n) prior to the Effective Date, make application to list the Fairborne Amalco Shares issuable pursuant to the Arrangement on the TSX.

3.2 Covenants of Fairborne Newco

Fairborne Newco covenants and agrees that it will:

(a) take all reasonable action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement including entering into the Trust Asset Conveyance Agreement and completing the transactions contemplated therein;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) until the Effective Date, other than as contemplated herein, in the Plan of Arrangement or in the Information Circular, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(d) until the Effective Date, other than the one Fairborne Newco Share issued or to be issued to the Trust, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 5 which are within its control to be satisfied on or before the Effective Date;

(f) subject to approval of the Arrangement Resolution by Fairborne Securityholders, as required by the Interim Order, submit the Arrangement to the Court and apply, in conjunction with the Trust and Fairborne, for the Final Order;

(g) forthwith carry out the terms of the Final Order to the extent applicable to it;

(h) upon issuance of the Final Order and subject to the conditions precedent in Article 5, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA;

(i) reserve and authorize for issuance the Fairborne Newco Shares issuable pursuant to the Arrangement;

(j) prior to the Effective Date, cooperate with the Trust and Fairborne in making the application to list the Fairborne Amalco Shares on the TSX;

(k) enter into the Supplemental Debenture Indenture on or prior to the Effective Time; and

(l) enter into the Supplemental Warrant Indenture on or prior to the Effective Time.

3.3 Amendments to the Trust Indenture

The parties hereto agree that pursuant to the Arrangement, the Trust Indenture shall be amended in a manner satisfactory to the Trust and Fairborne, acting reasonably, as necessary to facilitate the Arrangement including, without limitation: (a) providing for the redemption of the Trust Units as contemplated by the Plan of Arrangement); and (b) to provide that, if at any time, or from time to time, there are no outstanding Trust Units, the Trust Fund (as defined in the Trust Indenture) shall be held in trust by the Trustee for the use and benefit of one or more of Fairborne and its subsidiaries (the "**Discretionary Beneficiaries**"), as determined by the Administrator from time to time, in its sole discretion, at such times, in such amounts and for such purposes as the Administrator, in its sole discretion, shall determine, and, in connection therewith: (i) such Discretionary Beneficiaries shall not have any rights as owners of Trust Units and shall only have the right to receive so much of the Trust Fund, at such times, and in such amounts, if any, as the Administrator may determine, in its sole discretion; (ii) the rights of such Discretionary Beneficiaries shall in no way restrict or impact the ability or right to issue Trust Units from time to time; and (iii) upon the issuance of any Trust Units, the Discretionary Beneficiaries shall cease to have any interest in the Trust Fund, save and except for the right to become discretionary beneficiaries of the Trust in the future at such time as there are no outstanding Trust Units.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES

4.1 Representations and Warranties of the Trust

The Trust represents and warrants to and in favour of Fairborne and Fairborne Newco as follows, and acknowledges that Fairborne and Fairborne Newco are relying upon such representations and warranties:

(a) the Trust is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

(ii) except as previously disclosed to Fairborne or Fairborne Newco and subject to receipt of the consent and approval of Fairborne's principal lenders, do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Trust, the breach of which would have a material adverse effect on the Trust;

(c) except as disclosed to Fairborne and Fairborne Newco or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Trust, contemplated or threatened against or affecting the Trust or its subsidiaries in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of the Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of the Trust and its subsidiaries taken as a whole;

(d) the Trust owns all of the issued and outstanding shares of Fairborne and Fairborne Newco, other than in the case of Fairborne, the Exchangeable Shares, and no Person holds any securities convertible or exchangeable into any issued or unissued shares or other securities of any of Fairborne or Fairborne Newco or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the acquisition of any issued or unissued shares or other securities of Fairborne or Fairborne Newco;

(e) an aggregate of 65,617,520 Trust Units are issued and outstanding and, except as contemplated by this Agreement and the Plan of Arrangement, the only obligation, contractual or otherwise, of the Trust to issue any Trust Units or other securities are: (i) Trust Units issuable pursuant to outstanding Incentive Rights; and (ii) Trust Units issuable on conversion, redemption or maturity of the outstanding Debentures;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of the Trust enforceable against it in accordance with its terms;

(g) as at the date as of which the information is given, the information set forth in the Information Circular regarding the Trust and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse change to such information to the date hereof that has not been publicly disclosed; and

(h) as at the date hereof, the board of directors of Fairborne has unanimously determined that:

(i) the Arrangement and the Private Placement are in the best interests of the Trust and the Fairborne Securityholders; and

(ii) the board of directors of Fairborne has recommended that Fairborne Securityholders vote in favour of the Arrangement.

4.2 Representations and Warranties of Fairborne

Fairborne represents and warrants to and in favour of the Trust and Fairborne Newco as follows, and acknowledges that the Trust and Fairborne Newco are relying upon such representations and warranties:

(a) Fairborne is a corporation duly amalgamated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Fairborne consists of an unlimited number of common shares and an unlimited number of exchangeable shares, issuable in series, of which the first series in an unlimited number has been designated as the Exchangeable Shares, all of the outstanding common shares of Fairborne are owned by the Trust and, as at the date hereof, there are 3,158,254 Exchangeable Shares issued and outstanding and all of such shares are validly issued as fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairborne;

(ii) except as previously disclosed to the Trust or Fairborne Newco and subject to receipt of the consent and approval of Fairborne's principal lenders, do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which Fairborne is a party or by which it is bound and which is material to Fairborne or to which any material property of Fairborne is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairborne, the breach of which would have a material adverse effect on Fairborne;

(d) except as disclosed to the Trust and Fairborne Newco or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairborne, contemplated or threatened against or affecting Fairborne or its subsidiaries in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairborne, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Fairborne and its subsidiaries taken as a whole;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of Fairborne enforceable against it in accordance with its terms;

(f) no Person holds any securities convertible or exchangeable into unissued shares or other securities of Fairborne or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on conditions) for the acquisition of any unissued shares or other securities of Fairborne;

(g) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Fairborne and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof that has not been publicly disclosed; and

(h) as of the date hereof, the board of directors of Fairborne has determined unanimously that:

(i) the Arrangement and the Private Placement are in the best interest of the Trust and the Fairborne Securityholders; and

(ii) the board of directors of Fairborne has recommended that Fairborne Securityholders vote in favour of the Arrangement.

4.3 Representations and Warranties of Fairborne Newco

Fairborne Newco represents and warrants to and in favour of the Trust and Fairborne as follows, and acknowledges that the Trust and Fairborne are relying upon such representations and warranties:

(a) Fairborne Newco is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Fairborne Newco consists, or will consist as of the Effective Date, of an unlimited number of Fairborne Newco Shares and an unlimited number of preferred shares, issuable in series, of which as at the date hereof only one common share is issued and outstanding, which is owned legally and beneficially by the Trust and is validly issued as fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby and thereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairborne Newco;

(ii) except as previously disclosed to the Trust or Fairborne, do not, and will not as of the Effective Date, result in the breach of, or constitute a default under, any agreement, instrument, license, permit or authority to which Fairborne Newco is a party or by which it is bound and which is material to Fairborne Newco or to which any material property of Fairborne Newco is subject; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairborne Newco, the breach of which would have a material adverse effect on Fairborne Newco;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairborne Newco, contemplated or threatened against or affecting Fairborne Newco in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairborne Newco, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne Newco and this Agreement constitutes a valid and binding obligation of Fairborne Newco enforceable against it in accordance with its terms;

(f) no Person holds any securities convertible or exchangeable into unissued shares or other securities of Fairborne Newco or has any agreement, warrant, option, right or privilege being or capable of becoming an

agreement, warrant, option or right (whether or not on conditions) for the purpose or other acquisition of any unissued shares or other securities of Fairborne Newco, except as required pursuant to the Share Subscription Agreement, this Agreement and Plan of Arrangement; and

(g) Fairborne Newco has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

ARTICLE 5
CONDITIONS PRECEDENT

5.1 Mutual Conditions Precedent

The respective obligations of the Trust, Fairborne and Fairborne Newco to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Interim Order shall have been granted in form and substance satisfactory to the Trust, Fairborne and Fairborne Newco, acting reasonably, not later than January 5, 2008 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b) the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Fairborne Securityholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Final Order shall have been granted in form and substance satisfactory to Fairborne Newco, Fairborne and the Trust, acting reasonably, not later than January 31, 2008 or such later date as the parties hereto may agree;

(d) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to the Trust, Fairborne and Fairborne Newco, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(e) no material action or proceeding shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency and there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

    (i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein; or

    (ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f) all necessary third party and regulatory consents and approvals with respect to the Private Placement and the transactions contemplated hereby shall have been completed or obtained, including the consent or approval from Fairborne's principal lenders;

(g) there shall not, as of the Effective Date, be holders of Fairborne Securities that hold, in aggregate, in excess of 5% of all outstanding Fairborne Securities, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order;

(h) the TSX shall have conditionally approved the listing or the substitutional listing of the Fairborne Amalco Shares to be issued pursuant to the Arrangement and of the Debentures as assumed by Fairborne Newco pursuant to the Arrangement, subject only to the filing of required documents which cannot be filed prior to the Effective Date;

(i) the Trust Indenture shall be amended as provided in Section 3.3; and

(j) Fairborne Newco shall be in a position to close the Private Placement pursuant to the Share Subscription Agreement immediately upon completion of the Arrangement.

5.2 Additional Conditions to Obligations of the Trust and Fairborne

In addition to the conditions contained in Section 5.1, the obligation of the Trust and Fairborne to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Fairborne Newco to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Fairborne Newco contained in Article 4 shall be true in all material respects with the same effect as if made at and as of the Effective Date; and

(c) the board of directors of Fairborne shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Fairborne Securityholders.

5.3 Additional Conditions to Obligations of Fairborne Newco

In addition to the conditions contained in Section 5.1, the obligation of Fairborne Newco to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by Fairborne Newco without prejudice to its right to rely on any other condition:

(a) each of the covenants, acts and undertakings of the Trust and Fairborne to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of the Trust and Fairborne contained in Article 4 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of the Trust or Fairborne and their respective subsidiaries (taken as a whole) from that reflected in the Information Circular.

5.4 Notice and Effect of Failure to Comply with Conditions

(a) Each of the parties hereto shall give prompt notice to the others of the occurrence, or failure to occur, at any time from the date hereof to the Effective Date of any event or state of facts which occurrence or failure would, or would be likely to, (i) cause any of the representations or warranties of any party contained herein to be untrue or inaccurate in any material respect, or (ii) result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by any party hereunder provided,

however, that no such notification will affect the representations or warranties of the parties or the conditions to the obligations of the parties hereunder.

(b) If any of the conditions precedents set forth in sections 5.1, 5.2 or 5.3 hereof shall not be complied with or waived by the party or parties for whose benefit such conditions are provided on or before the date required for the performance thereof, then a party for whose benefit the condition precedent is provided may, in addition to any other remedies they may have at law or equity, rescind and terminate this Agreement provided that prior to the filing of the Articles of Arrangement for the purpose of giving effect to the Arrangement, the party intending to rely thereon has delivered a written notice to the other party, specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the party delivering such notice is asserting as the basis for the non fulfillment of the applicable conditions precedent and the party in breach shall have failed to cure such breach within three Business Days of receipt of such written notice thereof (except that no cure period shall be provided for a breach which by its nature cannot be cured). More than one such notice may be delivered by a party.

5.5 Satisfaction of Conditions

The conditions set out in this Article 5 are conclusively deemed to have been satisfied, waived or released when, with the agreement of the parties, Articles of Arrangement are filed under the ABCA to give effect to the Arrangement.

ARTICLE 6
NOTICES

6.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) the Trust, addressed to:

Fairborne Energy Trust
3400, 450 - 1st Street S.W.
Calgary, AB T2P 5H1
Attention: President and Chief Executive Officer

(b) Fairborne, addressed to:

Fairborne Energy Ltd.
3400, 450 - 1st Street S.W.
Calgary, AB T2P 5H1
Attention: President and Chief Executive Officer

(c) Fairborne Newco, addressed to:

Fairborne Newco Inc.
3400, 450 - 1st Street S.W.
Calgary, AB T2P 5H1
Attention: President and Chief Executive Officer

ARTICLE 7
AMENDMENT AND TERMINATION

7.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment that changes the consideration to be received by the Fairborne Securityholders pursuant to the Arrangement is brought to the attention of the Court before approval of the Final Order and is subject to such requirements as may be ordered by the Court.

7.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) the mutual agreement of the parties;

(b) the Arrangement shall not have become effective on or before January 31, 2008 or such later date as may be agreed to by the parties hereto; and

(c) termination of this Agreement under Article 5 hereof.

ARTICLE 8
GENERAL

8.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.2 No Assignment

No party may assign its rights or obligations under this Agreement.

8.3 Exclusivity

None of the covenants of the Trust or Fairborne contained herein shall prevent the board of directors of Fairborne from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to the Trust's securityholders with respect thereto which in the judgment of the board of directors of Fairborne, acting upon the advice of outside counsel, is required under applicable law.

8.4 Equitable Remedies

All representations, warranties and covenants herein or to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

8.5 Survival of Representations and Warranties

The representations and warranties contained herein shall survive the performance by the parties of their respective obligations hereunder for a period of one year.

8.6 Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

8.7 Further Assurances

Each party hereto shall, from time to time and at all times hereafter, at the request of another party hereto, but without further consideration, do all such further acts, and execute and deliver all such further documents and instruments as may be reasonably required in order to fully perform and carry out the terms and intent hereof.

8.8 Time of Essence

Time shall be of the essence.

8.9 Liability of the Trust

The parties hereto acknowledge that, except to the extent that Fairborne is entering into this Agreement in its own right, the Administrator is entering into this Agreement on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust, the Trustee, or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on contract, on negligence, tortious behaviour or otherwise, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture as amended from time to time.

8.10 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together constitute one and the same instrument.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

FAIRBORNE ENERGY TRUST, by its administrator, Fairborne Energy Ltd.

Per: (signed) *"Steven R. VanSickle"*

FAIRBORNE ENERGY LTD.

Per: (signed) *"Steven R. VanSickle"*

FAIRBORNE NEWCO INC.

Per: (signed) *"Steven R. VanSickle"*

EXHIBIT A

Plan of Arrangement under Section 193
of the
***Business Corporations Act* (Alberta)**

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta) R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(c) "**Arrangement Agreement**" means the agreement dated as of November 13, 2007, among the Trust, Fairborne and Fairborne Newco with respect to the Arrangement and all amendments thereto;

(d) "**Articles of Arrangement**" means the articles in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been granted giving effect to the Arrangement;

(e) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(f) "**Certificate**" means the certificate which may be issued by the Registrar pursuant to subsection 193(11) of the ABCA or, if no certificate is to be issued, the proof of filing in respect of the Arrangement;

(g) "**Court**" means the Court of Queen's Bench of Alberta;

(h) "**Debentureholders**" means holders from time to time of the Debentures;

(i) "**Debenture Indenture**" means the trust indenture dated as of October 31, 2006 among the Trust, Fairborne and the Debenture Trustee providing for the issuance of the Debentures;

(j) "**Debenture Trustee**" means Computershare Trust Company of Canada, in its capacity as trustee under the Debenture Indenture;

(k) "**Debentures**" means the 6.50% convertible unsecured subordinate debentures of the Trust issued pursuant to the Debenture Indenture;

(l) "**Depositary**" means Computershare Investor Services Inc., or such other person as may be designated by Fairborne and set out in the Letter of Transmittal;

(m) "**Dissent Obligations**" means any obligations or amounts that may be required to be paid pursuant to Article 4 hereof to Dissenting Securityholders;

(n) "**Dissenting Securityholders**" means registered holders of Trust Units and registered holders of Exchangeable Shares who validly exercise the rights of dissent with respect to the Arrangement provided to them under the Interim Order and whose dissent rights remain valid immediately before the Effective Time;

(o) "**Effective Date**" means the date the Arrangement is effective under the ABCA;

(p) **"Effective Time"** means the time at which the Articles of Arrangement and Plan of Arrangement are filed with the Registrar on the Effective Date;

(q) **"Exchangeable Shareholders"** means holders of Exchangeable Shares;

(r) **"Exchangeable Share Ratio"** means the number of Trust Units issuable on exchange, redemption or conversion of the Exchangeable Shares as at the Effective Time;

(s) **"Exchangeable Shares"** means the series A, exchangeable shares of Fairborne;

(t) **"Fairborne"** means Fairborne Energy Ltd., a corporation amalgamated under the ABCA;

(u) **"Fairborne Amalco"** means Fairborne Energy Inc., the corporation resulting from the amalgamation of Fairborne Newco, Fairborne and Fairborne Exchangeco pursuant to the provisions of the Arrangement;

(v) **"Fairborne Amalco Shares"** means the common shares in the capital of Fairborne Amalco (which shall be the Fairborne Newco Shares after giving effect to the amalgamation of Fairborne, Fairborne Newco and Fairborne Exchangeco pursuant to the Arrangement);

(w) **"Fairborne Exchangeco"** means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA;

(x) **"Fairborne Newco"** means Fairborne Newco Inc., a corporation incorporated under the ABCA;

(y) **"Fairborne Newco Share Right"** means the right to receive one Fairborne Newco Share pursuant to the Arrangement for no additional consideration;

(z) **"Fairborne Newco Shares"** means common shares in the capital of Fairborne Newco;

(aa) **"Fairborne Note Conveyance"** means the transfer, assignment and sale of the Fairborne Notes to Fairborne Subco in exchange for the Fairborne Subco Note;

(bb) **"Fairborne Note Conveyance Agreement"** means the conveyance agreement between the Trust and Fairborne Subco to be dated the Effective Date effecting the Fairborne Note Conveyance;

(cc) **"Fairborne Notes"** means the outstanding unsecured, subordinated promissory notes issued by Fairborne and held by the Trust;

(dd) **"Fairborne Securityholders"** means, collectively, the Trust Unitholders and the Exchangeable Shareholders;

(ee) **"Fairborne Subco"** means 1351064 Alberta Ltd., a corporation incorporated under the ABCA and a wholly-owned Subsidiary of Fairborne;

(ff) **"Fairborne Subco Notes"** means the unsecured, subordinated promissory notes of Fairborne Subco on such terms as agreed to by Fairborne and the Trust having an aggregate face amount equal to the fair market value of the Fairborne Notes transferred, assigned and sold to Fairborne Subco pursuant to the Fairborne Note Conveyance;

(gg) **"Final Order"** means the final order of the Court approving this Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(hh) **"Information Circular"** means the information circular and proxy statement to be prepared by the Trust and forwarded as part of the proxy solicitation materials to holders of Trust Units and Exchangeable Shares in respect of the Meeting;

(ii) "**Interim Order**" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(jj) "**Letter of Transmittal**" means the letter of transmittal accompanying the Information Circular sent to the holders of Fairborne Securities pursuant to which holders of Fairborne Securities are required to deliver certificates representing Fairborne Securities to receive the Fairborne Amalco Shares issuable to them pursuant to the Arrangement;

(kk) "**Meeting**" means the special meeting of holders of Fairborne Securityholders to be held, among other things, to consider the Arrangement and related matters, and any adjournment thereof;

(ll) "**Non-Resident**" means: (i) a person who is not a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act;

(mm) "**Registrar**" means the Registrar appointed under Section 263 of the ABCA;

(nn) "**Subsidiary**" means, with respect to any Person, a subsidiary (as that term is defined in the ABCA (for such purposes, if such person is not a corporation, as if such person were a corporation)) of such Person and includes any limited partnership, joint venture, trust, limited liability company, unlimited liability company or other entity, whether or not having legal status, that would constitute a subsidiary (as described above) if such entity were a corporation;

(oo) "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

(pp) "**Trust**" means Fairborne Energy Trust, a trust formed under the laws of the Province of Alberta;

(qq) "**Trust Assets**" means all of the property, assets and undertaking of the Trust in whatsoever nature or kind, present or future, and wherever located, including the shares, units, notes, options or other interests in the capital of or granted by the Trust's direct Subsidiaries and any rights to purchase assets, properties or undertakings of third parties under agreements to purchase that have not yet closed, if any, and whether or not reflected on the books of the Trust, other than the amount of $10.00 in cash that shall be retained by the Trust;

(rr) "**Trust Asset Conveyance**" means the conveyance by the Trust to Fairborne Newco of the Trust Assets in exchange for the Trust Assumed Liabilities and a number of Fairborne Newco Share Rights equal to the number of Trust Units outstanding immediately prior to the Effective Time (other than those held by Dissenting Securityholders), pursuant to the Trust Asset Conveyance Agreement;

(ss) "**Trust Asset Conveyance Agreement**" means the conveyance agreement between the Trust and Fairborne Newco to be dated the Effective Date effecting the Trust Asset Conveyance;

(tt) "**Trust Assumed Liabilities**" means all of the liabilities and obligations of the Trust, whether or not reflected on the books of the Trust including, for greater certainty, the Debentures and the Dissent Obligations;

(uu) "**Trust Indenture**" means the trust indenture made as of April 20, 2005 and as amended and restated as of May 25, 2005 between Computershare Trust Company of Canada, as trustee, and Fairborne;

(vv) "**Trust Unitholders**" or "**Unitholders**" means holders of Trust Units; and

(ww) "**Trust Units**" or "**Units**" means a trust units of the Trust.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.6 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant to the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, if any, shall become effective on, and be binding on and after, the Effective Time on: (i) Fairborne Securityholders; (ii) the Trust; (iii) Fairborne; (iv) Fairborne Newco; (v) Fairborne Exchangeco; and (vi) Fairborne Subco.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein. If no Certificate is required to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, the Arrangement shall become effective on the date the Articles of Arrangement are filed with the Registrar pursuant to subsection 193(10) of the ABCA.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

Amendment to Trust Indenture and Other Constating Documents

(a) the Trust Indenture shall be amended to the extent necessary to facilitate the Arrangement and also as provided in the Arrangement Agreement;

Dissenting Securityholders

(b) the Trust Units held by Dissenting Securityholders shall be deemed to have been transferred to the Trust (free of any claims) and cancelled and such Dissenting Securityholders shall cease to have any rights as Trust Unitholders other than the right to be paid the fair value of their Trust Units in accordance with Article 4;

(c) the Exchangeable Shares held by Dissenting Securityholders shall be deemed to have been transferred to Fairborne Newco (free of any claims) and such Dissenting Securityholders shall cease to have any rights as Exchangeable Shareholders other than the right to be paid the fair value of their Exchangeable Shares in accordance with Article 4;

Fairborne Exchangeco

(d) the Trust shall sell, transfer, convey and assign to Fairborne all of the outstanding common shares of Fairborne Exchangeco held by it in consideration for the sum of $1.00 paid by Fairborne to the Trust;

Fairborne Notes

(e) the interest rate payable pursuant to the Fairborne Notes shall be reduced to zero;

(f) the Fairborne Note Conveyance shall become effective and the Fairborne Notes shall be transferred, assigned and sold by the Trust to Fairborne Subco for an amount equal to the fair market value thereof and Fairborne Subco shall issue the Fairborne Subco Notes to the Trust in satisfaction of the purchase price for the Fairborne Notes pursuant to the Fairborne Note Conveyance;

Fairborne Newco Purchase of Trust Assets

(g) the Trust Asset Conveyance shall become effective and the Trust shall sell, transfer, convey, assign and deliver to Fairborne Newco and Fairborne Newco shall purchase and accept from the Trust, all of the Trust Assets and Fairborne Newco shall (i) assume and become liable to pay, satisfy, discharge and observe, perform and fulfill the Trust Assumed Liabilities in accordance with their terms; and (ii) issue to the Trust an aggregate number of Fairborne Newco Share Rights equal to the number of Trust Units outstanding immediately prior to the Effective Time (other than those held by Dissenting Securityholders);

(h) in connection with the assumption of the Trust Assumed Liabilities by Fairborne Newco, Fairborne Newco shall assume all the covenants and obligations of the Trust under the Debenture Indenture in respect of the Debentures such that the Debentures will be valid and binding obligations of Fairborne Newco entitling the holders thereof, as against Fairborne Newco, to all the rights of the Debentureholders under the Debenture Indenture, and, in connection therewith, shall enter into a supplemental debenture indenture with the Debenture Trustee in accordance with the applicable requirements of the Debenture Indenture and otherwise comply with any additional requirements of the Debenture Indenture relating thereto;

Exchange of 50% Trust Units Held by Non-Residents

(i) 50% of the issued and outstanding Trust Units held by Non-Residents (other than those held by Dissenting Securityholders) shall be sold, assigned and transferred to Fairborne Newco (free of any claims) in exchange for Fairborne Newco Share Rights on the basis of one (1) Fairborne Newco Share Right for each Trust Unit so sold, assigned and transferred;

Redemption of Trust Units Held by Fairborne Newco

(j) the Trust shall redeem the Trust Units held by Fairborne Newco (being those acquired by it pursuant to Section 3.1(i)) in exchange for Fairborne Newco Share Rights and the Trust shall distribute Fairborne Newco Share Rights to Fairborne Newco on the basis of one (1) Fairborne Newco Share Right for each Trust Unit redeemed and the Trust Units so redeemed shall be cancelled;

Exchange of Balance of Trust Units Held by Non-Residents

(k) the balance of the Trust Units held by Non-Residents (other than those held by Dissenting Securityholders) shall be sold, assigned and transferred to Fairborne Newco (free of any claims) in exchange for Fairborne

Newco Share Rights on the basis of one (1) Fairborne Newco Share Right for each Trust Unit so sold, assigned and transferred;

Redemption of Balance of Trust Units

(l) the balance of the issued and outstanding Trust Units shall be redeemed and the Trust shall distribute Fairborne Newco Share Rights to Trust Unitholders on the basis of one (1) Fairborne Newco Share Right for each Trust Unit redeemed and all Trust Units so redeemed shall be cancelled;

Cancellation of Fairborne Newco Share Rights Held by Fairborne Newco

(m) the Fairborne Newco Share Rights held by Fairborne Newco shall be cancelled;

Issuance of Fairborne Newco Shares Pursuant to Fairborne Newco Share Rights

(n) subject to Sections 5.5 and 5.6, Fairborne Newco shall issue one Fairborne Newco Share for each Fairborne Newco Share Right to the holders thereof;

Cancellation of Fairborne Newco Shares Held by the Trust

(o) the Fairborne Newco Shares held by the Trust shall be cancelled;

Exchange of Exchangeable Shares

(p) subject to Sections 5.5 and 5.6, each issued and outstanding Exchangeable Share (other than those held by Dissenting Securityholders) shall be sold, assigned and transferred to Fairborne Newco (free of any claims) in exchange for a number of Fairborne Newco Shares equal to the Exchangeable Share Ratio;

Amalgamation of Fairborne, Fairborne Newco and Fairborne Exchangeco

(q) Fairborne, Fairborne Newco and Fairborne Exchangeco shall be amalgamated and continue as one corporation such that:

(i) the stated capital of the common shares of Fairborne and of the Exchangeable Shares shall each be reduced to $1 immediately prior to the amalgamation;

(ii) all of the shares of Fairborne and Fairborne Exchangeco shall be cancelled without any repayment of capital;

(iii) the articles of the amalgamated corporation shall be the same as the articles of Fairborne Newco and the name of the amalgamated corporation shall be "Fairborne Energy Ltd.";

(iv) no securities shall be issued by the amalgamated corporation in connection with the amalgamation, and for greater certainty, the shares of Fairborne Newco shall survive and continue to be shares of the amalgamated corporation without amendment;

(v) the property of each of the amalgamating corporations shall continue to be the property of the amalgamated corporation;

(vi) the amalgamated corporation shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii) any existing cause of action, claim or liability to prosecution of any of the amalgamating corporations shall be unaffected;

(viii) any civil, criminal or administrative action or proceeding pending by or against any of the amalgamating corporations may be continued to be prosecuted by or against the amalgamated corporation;

(ix) a conviction against, or ruling, order or judgment in favour of or against any of the amalgamating corporations may be enforced by or against the amalgamated corporation;

(x) the articles of amalgamation of the amalgamated corporation shall be deemed to be the articles of incorporation of the amalgamated corporation and the certificate of amalgamation of the amalgamated corporation shall be deemed to be the certificate of incorporation of the amalgamated corporation;

(xi) the by-laws of Fairborne Newco shall be the by-laws of the amalgamated corporation;

(xii) the first directors of the amalgamated corporation shall be the directors of Fairborne;

(xiii) the first officers of the amalgamated corporation shall be the officers of Fairborne; and

(xiv) the registered office of the amalgamated corporation shall be the registered office of Fairborne; and

Reduction of Stated Capital of Fairborne Amalco

(r) the stated capital of the common shares of Fairborne Amalco shall be reduced, without payment, by the amount of the deficit of Fairborne Amalco immediately after the amalgamation pursuant Section 3.1(q).

3.2 With respect to each holder of Trust Units, Exchangeable Shares and Fairborne Newco Shares (other than Dissenting Securityholders), as the case may be, at the Effective Time:

(a) upon the Trust Asset Conveyance becoming effective pursuant to Section 3.1(g), Fairborne Newco shall allot and issue to the Trust the number of Fairborne Newco Share Rights issuable to the Trust pursuant to the Trust Asset Conveyance and as set forth in Section 3.1(g) and the Trust shall be added to the register of holders of the Fairborne Newco Share Rights in respect thereof;

(b) upon the exchange of Trust Units for Fairborne Newco Share Rights pursuant to Sections 3.1(i) and (k):

(i) each former holder of Trust Units shall cease to be the holder of the Trust Units so exchanged and the name of each such holder shall be removed from the register of holders of Trust Units;

(ii) each such former holder of Trust Units shall be entitled to receive Fairborne Newco Shares pursuant to the Fairborne Newco Share Rights received; and

(iii) Fairborne Newco shall become the holder of the Trust Units so exchanged and shall be added to the register of holders of Trust Units in respect thereof;

(c) upon the exchange of Fairborne Newco Share Rights for Trust Units on redemption of the Trust Units pursuant to Sections 3.1(j) and (l):

(i) each former holder of Trust Units shall cease to be the holder of the Trust Units so redeemed and exchanged and the name of each such holder shall be removed from the register of holders of Trust Units; and

(ii) each such former holder shall be entitled to Fairborne Newco Shares pursuant to the Fairborne Newco Share Rights received;

(d) upon the issuance of Fairborne Newco Shares pursuant to the Fairborne Newco Share Rights pursuant to Section 3.1(n), each former holder of Fairborne Newco Share Rights shall become a holder of Fairborne Newco Shares acquired by such holder pursuant to the Fairborne Newco Share Rights and shall be added to the register of holders of Fairborne Newco Shares as it relates to the Fairborne Newco Shares acquired and the Fairborne Newco Share Rights shall be cancelled; and

(e) upon the exchange of Exchangeable Shares for Fairborne Newco Shares pursuant to Section 3.1(p):

(i) each former holder shall cease to be the holder of the Exchangeable Shares so exchanged and the name of each such holder shall be removed from the register of holders of Exchangeable Shares;

(ii) each such former holder of Trust Units shall become a holder of Fairborne Newco Shares so exchanged and shall be added to the register of holders of Fairborne Newco Shares; and

(iii) Fairborne Newco shall become the holder of the Exchangeable Shares so exchanged and shall be added to the register of holders of Exchangeable Shares in respect thereof.

ARTICLE 4
DISSENTING SECURITYHOLDERS

4.1 Each registered holder of Fairborne Securities shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Fairborne Securities and shall only be entitled to be paid the fair value of the holder's Fairborne Securities by Fairborne Amalco. A Dissenting Securityholder who is paid the fair value of the holder's Fairborne Securities shall be deemed to have transferred the holder's Trust Units to the Trust and such holder's Exchangeable Shares to Fairborne Newco at the Effective Time, notwithstanding the provisions of Section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Fairborne Securities shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Fairborne Securities notwithstanding the provisions of Section 191 of the ABCA. The fair value of the Fairborne Securities shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Fairborne Securities at the Meeting; but in no event shall the Trust, Fairborne, Fairborne Newco or Fairborne Amalco be required to recognize such Dissenting Shareholder as a securityholder of the Trust, Fairborne, Fairborne Newco or Fairborne Amalco after the Effective Time and the name of such holder shall be removed from the applicable register as at the Effective Time. For greater certainty, in addition to any other restrictions in Section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 5
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

5.1 From and after the Effective Time, certificates formerly representing Trust Units and Exchangeable Shares that were exchanged under Section 3.1 shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Securityholders, other than those Dissenting Securityholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Fairborne Securities represented by such certificates.

5.2 Subject to the provisions of the Letter of Transmittal, Fairborne Amalco shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Trust Units and Exchangeable Shares of a duly completed Letter of Transmittal and the certificates representing such Trust Units and Exchangeable Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal ; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Fairborne Amalco Shares issued to such holder under the Arrangement.

5.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Trust Units or Exchangeable Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit (in form and substance satisfactory to Fairborne Amalco and the Trust) of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Fairborne Amalco and the Trust and their respective transfer agents, which bond is in form and substance satisfactory to each of the Fairborne Amalco and the Trust and their respective transfer agents, or shall otherwise indemnify the Fairborne Amalco and the Trust and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.4 All dividends or other distributions if any made with respect to any Fairborne Amalco Shares allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. Subject to Section 5.5, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and distributions to which such holder, is entitled, net of applicable withholding and other taxes.

5.5 Any certificate formerly representing Trust Units or Exchangeable Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature including the right of the holder of such shares to receive Fairborne Amalco Shares (and any dividend and distributions thereon). In such case, such Fairborne Amalco Shares (together with all dividends and distributions thereon) shall be returned to Fairborne Amalco and such Fairborne Amalco Shares shall be cancelled.

5.6 No certificates representing fractional Fairborne Newco Shares or Fairborne Amalco Shares shall be issued under this Arrangement. In lieu of any fractional shares, each registered Trust Units or Exchangeable Shares otherwise entitled to a fractional interest in a Fairborne Newco Share or Fairborne Amalco Share will receive the nearest whole number of Fairborne Newco Shares or Fairborne Amalco Shares (with fractions equal to exactly 0.5 being rounded up).

ARTICLE 6
AMENDMENTS

6.1 The Trust, Fairborne, Fairborne Exchangeco and Fairborne Newco may amend this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Fairborne Securities, if and as required by the Court.

6.2 Any amendment to this Plan of Arrangement may be proposed by the Trust, Fairborne, Fairborne Exchangeco or Fairborne Newco at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 The Trust, Fairborne, Fairborne Exchangeco and Fairborne Newco may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made prior to or following the Effective Time by the Trust, Fairborne, Fairborne Exchangeco and Fairborne Newco (or, if following the Effective Time, Fairborne Amalco), provided that it concerns a matter which, in the reasonable opinion of the Trust, Fairborne, Fairborne Exchangeco and Fairborne Newco (or, if following the Effective Time, Fairborne Amalco), is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former holder of Trust Units or Exchangeable Shares.

AMENDED AND RESTATED TRUST INDENTURE

DATED AS OF THE 19TH DAY OF DECEMBER, 2007

BETWEEN

FAIRBORNE ENERGY LTD.

AND

COMPUTERSHARE TRUST COMPANY OF CANADA

PROVIDING FOR THE ISSUE OF DEBENTURES

TABLE OF CONTENTS

Page

THIS AMENDED AND RESTATED INDENTURE made as of the 19th day of December, 2007.

BETWEEN:

FAIRBORNE ENERGY LTD., a corporation existing under the laws of the Province of Alberta and having its head office in the City of Calgary, in the Province of Alberta (hereinafter called the "**Corporation**")

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada having an office in the City of Calgary, in the Province of Alberta (hereinafter called the "**Debenture Trustee**")

WITNESSETH THAT:

WHEREAS Fairborne Energy Trust (the "**Trust**"), Fairborne Energy Ltd. and the Debenture Trustee entered into an indenture (the "**Original Indenture**") dated October 31, 2006 to provide for the creation and issuance of a first series of debentures, being 6.5% convertible subordinated debentures (the "**Debentures**");

AND WHEREAS the Trust, Fairborne Energy Ltd., Fairborne Newco Inc. ("**Newco**") and the Debenture Trustee entered into a first supplemental indenture ("**First Supplemental Indenture**") dated December 19, 2007 amending the Original Indenture pursuant to which Newco assumed all the rights, covenants and obligations of the Trust under the Original Indenture;

AND WHEREAS the Corporation is the Successor to Newco pursuant to an amalgamation between Newco, Fairborne Energy Ltd. and Fairborne ExchangeCo Ltd. (the "**Amalgamation**");

AND WHEREAS the Corporation and the parties hereto wish to enter into this amended and restated trust indenture to give effect to the Amalgamation and the amendements to the Original Indenture, made pursuant to the First Supplemental Indenture;

AND WHEREAS, when certified by the Debenture Trustee and issued as in this Indenture provided, all necessary steps in relation to the Corporation shall have been duly enacted, passed and/or confirmed and other proceedings taken and conditions complied with to make the creation and issue of the Debentures proposed to be issued hereunder legal, valid and binding on the Corporation in accordance with the laws relating to the Corporation;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Indenture and in the Debentures, unless there is something in the subject matter or context inconsistent therewith, the expressions following shall have the following meanings, namely:

(a) "**this Indenture**", "**hereto**", "**herein**", "**hereby**", "**hereunder**", "**hereof**" and similar expressions refer to this Amended and Restated Indenture and not to any particular Article, Section, subsection, clause, subdivision or other portion hereof and include any and every instrument supplemental or ancillary hereto;

(b) **"Additional Debentures"** means Debentures of any one or more series, other than the first series of Debentures being the Initial Debentures, issued under this Indenture;

(c) **"Applicable Securities Legislation"** means applicable securities laws (including national policies, rules or instruments) in each of the Provinces of Canada;

(d) **"Beneficial Holder"** means any person who holds a beneficial interest in a Global Debenture as shown on the books of the Depository or a Depository Participant;

(e) **"Business Day"** means any day other than a Saturday, Sunday or any other day that the Debenture Trustee in Calgary, Alberta is not generally open for business;

(f) **"Change of Control"** means the acquisition by any person, or group of persons acting jointly or in concert, of voting control or direction of an aggregate of 66 2/3% or more of the outstanding Common Shares of the Corporation, including securities convertible into or carrying the right to acquire Common Shares of the Corporation;

(g) **"Common Share Bid Request"** means a request for bids to purchase Common Shares (to be issued by the Corporation on the Common Share Delivery Date) made by the Debenture Trustee in accordance with the Common Share Interest Payment Election Notice and which shall make the acceptance of any bid conditional upon the acceptance of sufficient bids to result in aggregate proceeds from such issue and sale of Common Shares which, together with the cash payments by the Corporation in lieu of fractional Common Shares, if any, equal the Interest Obligation;

(h) **"Common Share Delivery Date"** means a date, not more than 90 days and not less than one Business Day prior to the applicable Interest Payment Date, upon which Common Shares are issued by the Corporation and delivered to the Debenture Trustee for sale pursuant to Common Share Purchase Agreements;

(i) **"Common Share Interest Payment Election"** means an election to satisfy an Interest Obligation on the applicable Interest Payment Date in the manner described in the Common Share Interest Payment Election Notice;

(j) **"Common Share Interest Payment Election Amount"** means the sum of the amount of the aggregate proceeds resulting from the sale of Common Shares on the Common Share Delivery Date pursuant to acceptable bids obtained pursuant to the Common Share Bid Requests, together with any amount paid by the Corporation in respect of fractional Common Shares pursuant to Section 10.1(g), that is equal to the aggregate amount of the Interest Obligation in respect of which the Common Share Interest Payment Election Notice was delivered;

(k) **"Common Share Interest Payment Election Notice"** means a written notice made by the Corporation to the Debenture Trustee specifying:

(i) the Interest Obligation to which the election relates;

(ii) the Common Share Interest Payment Election Amount;

(iii) the investment banks, brokers or dealers through which the Debenture Trustee shall seek bids to purchase the Common Shares and the conditions of such bids, which may include the minimum number of Common Shares, minimum price per Common Share, timing for closing for bids and such other matters as the Corporation may specify; and

(iv) that the Debenture Trustee shall accept through the investment banks, brokers or dealers selected by the Corporation only those bids which comply with such notice;

(l) **"Common Share Proceeds Investment"** has the meaning attributed thereto in Section 10.1(h);

(m) "**Common Share Purchase Agreement**" means an agreement in customary form among the Corporation, the Debenture Trustee and the persons making acceptable bids pursuant to a Common Share Bid Request, which complies with all applicable laws, including the Applicable Securities Legislation and the rules and regulations of any stock exchange on which the Debentures or Common Shares are then listed;

(n) "**Common Shares**" means common shares of the Corporation, as such common shares are constituted on December 19, 2007; provided that in the event of a change or a subdivision, redivision, reduction, combination or consolidation thereof, any reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, or such successive changes, subdivisions, redivisions, reductions, combinations or consolidations, reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or liquidations, dissolutions or windings-up, then, subject to adjustments, if any, having been made in accordance with the provisions of Section 6.5, "Common Shares" shall mean the shares or other securities or property resulting from such change, subdivision, redivision, reduction, combination or consolidation, reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up;

(o) "**Corporation's Auditors**" or "**Auditors of the Corporation**" means an independent firm of chartered accountants duly appointed as Auditors of the Corporation;

(p) "**Conversion Price**" means the dollar amount for which each Common Share may be issued from time to time upon the conversion of Debentures or any series of Debentures which are by their terms convertible in accordance with the provisions of Article 6;

(q) "**Counsel**" means a barrister or solicitor or firm of barristers or solicitors retained or employed by the Debenture Trustee or retained or employed by the Corporation and acceptable to the Debenture Trustee;

(r) "**Current Market Price**" means, in respect of a Common Share, the weighted average price per share for Common Shares for 20 consecutive trading days ending on the fifth trading day preceding the date of determination on the Toronto Stock Exchange (or, if the Common Shares are not listed thereon, on such stock exchange on which the Common Shares are listed as may be selected for such purpose by the directors of the Corporation and approved by the Debenture Trustee, or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market). The weighted average price shall be determined by dividing the aggregate sale price of all Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of Common Shares so sold;

(s) "**Debentureholders**" or "**holders**" means the persons for the time being entered in the register for Debentures as registered holders of Debentures;

(t) "**Debenture Liabilities**" has the meaning ascribed thereto in Section 5.1;

(u) "**Debentures**" means the debentures, notes or other evidence of indebtedness of the Corporation issued and certified hereunder, or deemed to be issued and certified hereunder, including, without limitation, the Initial Debentures, and for the time being outstanding, whether in definitive or interim form;

(v) "**Depository**" means, with respect to the Debentures of any series issuable or issued in the form of one or more Global Debentures, the person designated as depository by the Corporation pursuant to Section 3.2 until a successor depository shall have become such pursuant to the applicable provisions of this Indenture, and thereafter "Depository" shall mean each person who is then a depository hereunder, and if at any time there is more than one such person, "Depository" as used with respect to the Debentures of any series shall mean each depository with respect to the Global Debentures of such series;

(w) **"Depository Participant"** means a broker, dealer, bank, other financial institution or other person for whom from time to time, a Depository effects book-entry for a Global Debenture deposited with the Depository;

(x) **"Event of Default"** has the meaning ascribed thereto in Section 8.1;

(y) **"Extraordinary Resolution"** has the meaning ascribed thereto in Section 13.12;

(z) **"Freely Tradeable"** means, in respect of trust units of capital of any class of any trust or shares of capital of any class of any corporation, trust units or shares, as the case may be, which: (i) are issuable without the necessity of filing a prospectus or any other similar offering document (other than such prospectus or similar offering document that has already been filed) under Applicable Securities Legislation; and (ii) can be traded by the holder thereof without any restriction under Applicable Securities Legislation, such as restricted periods or hold periods, except in the case of a distribution by a control person (as defined under Applicable Securities Legislation);

(aa) **"Fully Registered Debentures"** means Debentures registered as to both principal and interest;

(bb) **"generally accepted accounting principles"** means generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants;

(cc) **"Global Debenture"** means a Debenture that is issued to and registered in the name of the Depository, or its nominee, pursuant to Section 2.6 for purposes of being held by or on behalf of the Depository as custodian for participants in the Depository's book-entry only registration system;

(dd) **"Government Obligations"** means securities issued or guaranteed by the Government of Canada or any province thereof;

(ee) **"Initial Debentures"** means the Debentures designated as "6.50% Convertible Unsecured Subordinated Debentures" and described in Section 2.4;

(ff) **"Interest Obligation"** means the obligation of the Corporation to pay interest on the Debentures pursuant to the terms hereof and thereof, as and when the same becomes due;

(gg) **"Interest Payment Date"** means a date specified in a Debenture as the date on which an instalment of interest on such Debenture shall become due and payable;

(hh) **"Legended Debentures"** means Debentures bearing the legend provided for in Section 2.14;

(ii) **"Maturity Account"** means an account or accounts required to be established by the Corporation (and which shall be maintained by and subject to the control of the Debenture Trustee) for each series of Debentures pursuant to and in accordance with this Indenture;

(jj) **"Maturity Date"** has the meaning attributed thereto in Section 4.10(a);

(kk) **"Maturity Notice"** has the meaning attributed thereto in Section 2.4(f);

(ll) **"Offering"** means the public offering by short form prospectus dated October 20, 2006 of up to $100,000,000 in aggregate principal amount of Initial Debentures;

(mm) **"Officer's Certificate"** means a certificate of the Corporation signed by any one authorized officer or director of the Corporation, in his or her capacity as an officer or director of the Corporation, as the case may be, and not in his or her personal capacity;

(nn) **"Periodic Offering"** means an offering of Debentures of a series from time to time, the specific terms of which Debentures, including, without limitation, the rate or rates of interest, if any, thereon, the stated maturity or maturities thereof and the redemption provisions, if any, with respect thereto, are to be determined by the Corporation upon the issuance of such Debentures from time to time;

(oo) **"person"** includes an individual, corporation, company, partnership, joint venture, association, trust, trustee, unincorporated organization or government or any agency or political subdivision thereof;

(pp) **"Redemption Date"** has the meaning attributed thereto in Section 4.3;

(qq) **"Redemption Notice"** has the meaning attributed thereto in Section 4.3;

(rr) **"Redemption Price"** means, in respect of a Debenture, the amount, excluding interest, payable on the Redemption Date fixed for such Debenture, which amount may be payable by the issuance of Freely Tradeable Common Shares as provided for in Section 4.6;

(ss) **"Regulation S"** means Regulation S adopted by the United States Securities and Exchange Commission under the 1933 Act;

(tt) **"Senior Creditor"** means a holder or holders of Senior Indebtedness and includes any representative or representatives or trustee or trustees of any such holder or holders;

(uu) **"Senior Indebtedness"** shall mean the principal of and the interest and premium (and any other amounts payable thereunder), if any, on:

(i) all indebtedness (including any indebtedness to trade creditors), liabilities and obligations of the Corporation (other than the Debentures), direct or indirect, whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed, in connection with the acquisition or operation by the Corporation of any businesses, properties or other assets, or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments), or for any payment obligation under any hedging, swap or other derivative agreement, or in connection with the acquisition or operation of any businesses, properties or other assets or for moneys borrowed or raised by whatever means (including, without limitation, by means of commercial paper, bankers' acceptances, letters of credit, debt instruments, bank debt and financial leases, and any liability evidenced by bonds, debentures, notes or similar instruments) by others, or for any payment obligation under any hedging, swap or other derivative agreement of others, including, without limitation, any Subsidiary of the Corporation for payment of which the Corporation is responsible or liable, whether absolutely or contingently;

(ii) any and all credit facilities currently existing or hereafter entered into between the Corporation and any financial institution or other lender, or between any Subsidiary of the Corporation and any financial institution or other lender for payment of which the Corporation is responsible or liable, whether absolutely or contingently including, without limitation, the agreement dated as of December 19, 2007 (and as it may be amended from time to time) between the Corporation and a syndicate of Canadian chartered banks, including Royal Bank of Canada, as lenders, with Royal Bank of Canada as agent for such lenders, providing for, *inter alia*, an extendable term revolving credit facility, and the agreement dated as of December 19, 2007 between the Corporation and Royal Bank of Canada providing for an operating credit facility, as each such agreement may be further amended, amended and restated, modified, replaced or supplemented from time to time; and

(iii) renewals, extensions, restructurings, refinancings and refundings of any such indebtedness, liabilities or obligations;

unless in each case it is provided by the terms of the instrument creating or evidencing such indebtedness, liabilities or obligations that such indebtedness, liabilities or obligations are not superior in right of payment to Debentures which by their terms are subordinated, which for greater certainty includes the Initial Debentures;

(vv) **"Senior Security"** means all mortgages, liens, pledges, charges (whether fixed or floating), security interests or other encumbrances of any kind, contingent or absolute, held by or on behalf of any Senior Creditor and in any manner securing any Senior Indebtedness;

(ww) **"Share Redemption Right"** has the meaning attributed thereto in Section 4.6(a);

(xx) **"Share Repayment Right"** has the meaning attributed thereto in Section 4.10(a);

(yy) **"Subsidiary"** has the meaning ascribed thereto in the *Securities Act* (Alberta);

(zz) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

(aaa) **"Time of Expiry"** means the time of expiry of certain rights with respect to the conversion of Debentures under Article 6 which is to be set forth for each series of Debentures which by their terms are to be convertible;

(bbb) **"Total Market Capitalization"** means the total principal amount of all issued and outstanding Debentures of the Corporation which are convertible at the option of the holder into Common Shares on the relevant date plus the amount obtained by multiplying the number of issued and outstanding Common Shares by the Current Market Price of such Common Shares on the relevant date;

(ccc) **"trading day"** means, with respect to the Toronto Stock Exchange or other market for securities, any day on which such exchange or market is open for trading or quotation;

(ddd) **"United States"** means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(eee) **"Written Direction of the Corporation"** means an instrument in writing signed by any one officer of the Corporation on its behalf; and

(fff) **"1933 Act"** means the United States Securities Act of 1933, as amended.

1.2 Meaning of "Outstanding"

Every Debenture certified and delivered by the Debenture Trustee hereunder shall be deemed to be outstanding until it is cancelled, converted or redeemed or delivered to the Debenture Trustee for cancellation, conversion or redemption for monies and/or Common Shares, as the case may be, or until the payment thereof shall have been set aside under Section 9.2, provided that:

(a) Debentures which have been partially redeemed, purchased or converted shall be deemed to be outstanding only to the extent of the unredeemed, unpurchased or unconverted part of the principal amount thereof;

(b) when a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of such Debentures shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

(c) for the purposes of any provision of this Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Indenture, or to constitute a

quorum of any meeting of Debentureholders, Debentures owned directly or indirectly, legally or equitably, by the Corporation shall be disregarded except that:

(i) for the purpose of determining whether the Debenture Trustee shall be protected in relying on any such vote, consent, requisition or other instrument or action, or on the holders of Debentures present or represented at any meeting of Debentureholders, only the Debentures which the Debenture Trustee knows are so owned shall be so disregarded; and

(ii) Debentures so owned which have been pledged in good faith other than to the Corporation shall not be so disregarded if the pledgee shall establish to the satisfaction of the Debenture Trustee the pledgee's right to vote such Debentures, sign consents, requisitions or other instruments or take such other actions in his discretion free from the control of the Corporation or a Subsidiary of the Corporation.

1.3 Interpretation

In this Indenture:

(a) words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(b) all references to Articles and Schedules refer, unless otherwise specified, to articles of and schedules to this Indenture;

(c) all references to Sections refer, unless otherwise specified, to sections, subsections or clauses of this Indenture; and

(d) words and terms denoting inclusiveness (such as "include" or "includes" or "including"), whether or not so stated, are not limited by and do not imply limitation of their context or the words or phrases which precede or succeed them.

1.4 Headings Etc.

The division of this Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or of the Debentures.

1.5 Day not a Business Day

In the event that any day on or before which any action required to be taken hereunder is not a Business Day, then such action shall be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

1.6 Applicable Law

This Indenture and the Debentures shall be construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and shall be treated in all respects as Alberta contracts.

1.7 Monetary References

Whenever any amounts of money are referred to herein, such amounts shall be deemed to be in lawful money of Canada unless otherwise expressed.

1.8 Invalidity, Etc.

Any provision hereof which is prohibited or unenforceable shall be ineffective only to the extent of such prohibition or unenforceability, without invalidating the remaining provisions hereof.

1.9 Language

Each of the parties hereto hereby acknowledges that it has consented to and requested that this Indenture and all documents relating thereto, including, without limiting the generality of the foregoing, the form of Debenture attached hereto as **Schedule A**, be drawn up in the English language only.

1.10 Successors and Assigns

All covenants and agreements in this Indenture by the Corporation shall bind its successors and assigns, whether expressed or not.

1.11 Benefits of Indenture

Nothing in this Indenture or in the Debentures, express or implied, shall give to any person, other than the parties hereto and their successors hereunder, any paying agent, the holders of Debentures and (to the extent provided in Section 8.11) the holders of Common Shares, any benefit or any legal or equitable right, remedy or claim under this Indenture.

ARTICLE 2
THE DEBENTURES

2.1 Limit of Debentures

The aggregate principal amount of Debentures authorized to be issued under this Indenture is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth.

2.2 Terms of Debentures of any Series

The Debentures may be issued in one or more series. There shall be established herein or in or pursuant to one or more indentures supplemental hereto, prior to the initial issuance of Debentures of any particular series:

(a) the designation of the Debentures of the series (which need not include the term "Debentures"), which shall distinguish the Debentures of the series from the Debentures of all other series;

(b) any limit upon the aggregate principal amount of the Debentures of the series that may be certified and delivered under this Indenture (except for Debentures certified and delivered upon registration of, transfer of, amendment of, or in exchange for, or in lieu of, other Debentures of the series pursuant to Sections 2.9, 2.10, 3.2, 3.3 and 3.6);

(c) the date or dates on which the principal of the Debentures of the series is payable;

(d) the rate or rates at which the Debentures of the series shall bear interest, if any, the date or dates from which such interest shall accrue, on which such interest shall be payable and on which a record, if any, shall be taken for the determination of holders to whom such interest shall be payable and/or the method or methods by which such rate or rates or date or dates shall be determined;

(e) the place or places where the principal of and any interest on Debentures of the series shall be payable or where any Debentures of the series may be surrendered for registration of transfer or exchange;

(f) the right, if any, of the Corporation to redeem Debentures of the series, in whole or in part, at its option and the period or periods within which, the price or prices at which and any terms and conditions upon which, Debentures of the series may be so redeemed, pursuant to any sinking fund or otherwise;

(g) the obligation, if any, of the Corporation to redeem, purchase or repay Debentures of the series pursuant to any mandatory redemption, sinking fund or analogous provisions or at the option of a holder thereof and the price or prices at which, the period or periods within which, the date or dates on which, and any terms and conditions upon which, Debentures of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligations;

(h) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which Debentures of the series shall be issuable;

(i) subject to the provisions of this Indenture, any trustee, Depositories, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Debentures of the series;

(j) any other events of default or covenants with respect to the Debentures of the series;

(k) whether and under what circumstances the Debentures of the series will be convertible into or exchangeable for securities of any person;

(l) the form and terms of the Debentures of the series;

(m) if applicable, that the Debentures of the series shall be issuable in whole or in part as one or more Global Debentures and, in such case, the Depository or Depositories for such Global Debentures in whose name the Global Debentures will be registered, and any circumstances other than or in addition to those set forth in Section 2.9 or 3.2 or those applicable with respect to any specific series of Debentures, as the case may be, in which any such Global Debenture may be exchanged for Fully Registered Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof;

(n) if other than Canadian currency, the currency in which the Debentures of the series are issuable; and

(o) any other terms of the Debentures of the series (which terms shall not be inconsistent with the provisions of this Indenture).

All Debentures of any one series shall be substantially identical, except as may otherwise be established herein or by or pursuant to a resolution of the directors of the Corporation, as evidenced by an Officer's Certificate or in an indenture supplemental hereto. All Debentures of any one series need not be issued at the same time and may be issued from time to time, including pursuant to a Periodic Offering, consistent with the terms of this Indenture, if so provided herein, by or pursuant to such resolution of the directors of the Corporation, as evidenced by an Officer's Certificate or in an indenture supplemental hereto.

2.3 Form of Debentures

Except in respect of the Initial Debentures, the form of which is provided for herein, the Debentures of each series shall be substantially in such form or forms (not inconsistent with this Indenture) as shall be established herein or by or pursuant to one or more resolutions of the directors of the Corporation (as set forth in a resolution of the directors of the Corporation, or to the extent established pursuant to, rather than set forth in, a resolution of the directors of the Corporation, in an Officer's Certificate detailing such establishment) or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of

any securities exchange or securities regulatory authority or to conform to general usage, all as may be determined by the trustee executing such Debentures, as conclusively evidenced by their execution of such Debentures.

2.4 Form and Terms of Initial Debentures

(a) The first series of Debentures (the "**Initial Debentures**") authorized for issue immediately is limited to an aggregate principal amount of $100,000,000, and shall be designated as "6.50% Convertible Unsecured Subordinated Debentures".

(b) The Initial Debentures shall be dated the date hereof, and shall bear interest from such date at the rate of 6.50% per annum, payable in equal semi-annual payments in arrears on June 30 and December 31 in each year, the first such payment to fall due, subject as hereinafter provided, on June 30, 2007 and the last such payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date of the Initial Debentures), subject as hereinafter provided, to fall due on December 31, 2011, payable after as well as before maturity and after as well as before default, with interest on amounts in default at the same rate, compounded semi-annually. For certainty, subject to adjustment as hereinafter provided, the first interest payment for the Initial Debentures will include interest accrued from the date hereof to, and including, June 30, 2007, which will be equal to $43.54 for each $1,000 principal amount of the Initial Debentures. The Initial Debentures will mature on December 31, 2011.

(c) The Initial Debentures will be redeemable in accordance with the terms of Article 4, provided that the Initial Debentures will not be redeemable on or before December 31, 2009, except in the event of the satisfaction of certain conditions after a Change of Control has occurred as outlined herein. Subsequent to December 31, 2009 and on or prior to December 31, 2010, the Initial Debentures may be redeemed at the option of the Corporation in whole or in part from time to time on notice as provided for in Section 4.3 at a price equal to $1,050 per $1,000 principal amount of Debenture plus accrued and unpaid interest. After December 31, 2010, the Initial Debentures will be redeemable prior to maturity in whole or in part from time to time at the option of the Corporation on notice as provided for in Section 4.3 hereof at a price equal to $1,025 per $1,000 principal amount of Debenture plus accrued and unpaid interest. The Redemption Notice for the Initial Debentures shall be substantially in the form of **Schedule B**. In connection with the redemption of the Initial Debentures, the Corporation may, at its option and subject to the provisions of Section 4.6 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures to be redeemed by issuing and delivering to the holders of such Initial Debentures, Freely Tradeable Common Shares. If the Corporation elects to exercise such option, it shall so specify and provide details in the Redemption Notice. Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.

(d) The Initial Debentures will be subordinated to the Senior Indebtedness of the Corporation in accordance with the provisions of Article 5.

(e) Upon and subject to the provisions and conditions of Article 6, the holder of each Initial Debenture shall have the right at such holder's option, at any time prior to the close of business on the earlier of the Maturity Date and the last Business Day immediately preceding the date specified by the Corporation for redemption of the Initial Debentures by notice to the holders of Initial Debentures in accordance with Sections 2.4(c) and 4.3 (the earlier of which will be the "**Time of Expiry**" for the purposes of Article 6 in respect of the Initial Debentures), to convert the whole or, in the case of an Initial Debenture of a denomination in excess of $1,000, any part which is $1,000 or an integral multiple thereof, of the principal amount of a Debenture into Common Shares at the Conversion Price in effect on the Date of Conversion (as defined in Section 6.4(b)). To the extent a redemption is a redemption in part only of the Initial Debentures, such right to convert, if not exercised prior to the applicable Time of Expiry, shall survive as to any Initial Debentures not redeemed or converted and be applicable to the next succeeding Time of Expiry, if any.

The Conversion Price in effect on the date hereof for each Common Share to be issued upon the conversion of Initial Debentures shall be equal to $13.50 such that approximately 74.0741 Common Shares shall be

issued for each $1,000 principal amount of Initial Debentures so converted. No adjustment in the number of Common Shares to be issued upon conversion will be made for distributions or dividends on Common Shares issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion. The Conversion Price applicable to and the Common Shares, securities or other property receivable on the conversion of the Initial Debentures is subject to adjustment pursuant to the provisions of Section 5.5.

No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest in accordance with Section 6.6 hereof. In addition, holders converting their Initial Debentures will receive, in addition to the applicable number of Common Shares, a cash payment in satisfaction of any accrued and unpaid interest in respect of the Initial Debentures surrendered for conversion up to but excluding the Date of Conversion. Notwithstanding any other provisions of this Indenture, if a Debenture is surrendered for conversion on an Interest Payment Date or during the three preceding Business Days, the person or persons entitled to receive Common Shares in respect of the Debentures so surrendered for conversion shall not become the holder or holders of record of such Common Shares until the Business Day following such Interest Payment Date.

(f) On maturity of the Initial Debentures, the Corporation may, at its option and upon and subject to the terms of Section 4.10 and subject to regulatory approval, elect to satisfy its obligation to pay all or a portion of the aggregate principal amount of the Initial Debentures due on maturity by issuing and delivering to such holders of Initial Debentures Freely Tradeable Common Shares. If the Corporation elects to exercise such option, it shall deliver a maturity notice (the "**Maturity Notice**") to the holders of the Initial Debentures in the form of **Schedule C** and provide the necessary details. Interest accrued and unpaid on the Debentures on the maturity date will be paid to holders of Debentures in cash.

(g) The Initial Debentures shall be issued in denominations of $1,000 and integral multiples of $1,000. Each Initial Debenture and the certificate of the Debenture Trustee endorsed thereon shall be issued in substantially the form set out in **Schedule A**, with such insertions, omissions, substitutions or other variations as shall be required or permitted by this Indenture, and may have imprinted or otherwise reproduced thereon such legend or legends or endorsements, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto or with any rules or regulations of any securities exchange or securities regulatory authority or to conform with general usage, all as may be determined by the directors of the Corporation executing such Initial Debenture in accordance with Section 2.7 hereof, as conclusively evidenced by their execution of an Initial Debenture. Each Initial Debenture shall additionally bear such distinguishing letters and numbers as the Debenture Trustee shall approve. Notwithstanding the foregoing, an Initial Debenture may be in such other form or forms as may, from time to time, be, approved by a resolution of the directors of the Corporation or as specified in an Officer's Certificate. The Initial Debentures may be engraved, lithographed, printed, mimeographed or typewritten or partly in one form and partly in another.

The Initial Debentures shall be issued as Global Debentures and the Global Debentures will be registered in the name of the Depository, which, as of the date hereof, shall be The Canadian Depository for Securities Limited (or any nominee of the Depository). No beneficial holder will receive definitive certificates representing their interest in Debentures except as provided in Section 3.2. A Global Debenture may be exchanged for Debentures in registered form that are not Global Debentures, or transferred to and registered in the name of a person other than the Depository for such Global Debentures or a nominee thereof as provided in Section 3.2.

(h) Upon and subject to the terms and conditions of Article 10, the Corporation may elect, from time to time, to satisfy its Interest Obligation on the Initial Debentures on any Interest Payment Date (or on redemption or maturity) by delivering Common Shares to the Debenture Trustee.

(i) Within 30 days following the occurrence of a Change of Control, and subject to the provisions and conditions of this Section 2.4(i), the Corporation shall be obligated to offer to purchase the Initial Debentures. The terms and conditions of such obligation are set forth below:

(i) Within 30 days following the occurrence of a Change of Control, the Corporation shall deliver to the Debenture Trustee, and the Debenture Trustee shall promptly deliver to the holders of the Initial Debentures, a notice stating that there has been a Change of Control and specifying the circumstances surrounding such event (a "**Change of Control Notice**") together with an offer in writing (the "**Offer**") to purchase all then outstanding Initial Debentures made in accordance with the requirements of Applicable Securities Legislation at a price equal to 101% of the principal amount thereof (the "**Offer Price**") plus accrued and unpaid interest on such Initial Debentures up to, but excluding, the date of acquisition by the Corporation or a related party of such Debentures which Offer shall, unless otherwise required under Applicable Securities Legislation, be open for acceptance thereof for a period of not less than 35 days and not more than 60 days and shall provide for the payment to all Debentureholders who accept the Offer not later than the 60th day after the making of the Offer (collectively, the "**Total Offer Price**").

(ii) If 90% or more in aggregate principal amount of Initial Debentures outstanding on the date the Corporation provides the Change of Control Notice and the Offer to holders of the Initial Debentures have been tendered for purchase pursuant to the Offer on the expiration thereof, the Corporation has the right upon written notice provided to the Debenture Trustee within 10 days following the expiration of the Offer, to elect to redeem all the Initial Debentures remaining outstanding on the expiration of the Offer at the Total Offer Price (the "**90% Redemption Right**").

(iii) Upon receipt of notice that the Corporation has exercised or is exercising the 90% Redemption Right and is acquiring the remaining Initial Debentures, the Debenture Trustee shall promptly provide written notice to each Debentureholder that did not previously accept the Offer that:

(A) the Corporation has exercised the 90% Redemption Right and is purchasing all outstanding Initial Debentures effective on the expiry of the Offer at the Total Offer Price, and shall include a calculation of the amount payable to such holder as payment of the Total Offer Price;

(B) each such holder must transfer their Initial Debentures to the Debenture Trustee on the same terms as those holders that accepted the Offer and must send their respective Initial Debentures, duly endorsed for transfer, to the Debenture Trustee within 10 days after the sending of such notice; and

(C) the rights of such holder under the terms of the Initial Debentures and this Indenture cease effective as of the date of expiry of the Offer provided the Corporation has, on or before the time of notifying the Debenture Trustee of the exercise of the 90% Redemption Right, paid the Total Offer Price to, or to the order of, the Debenture Trustee and thereafter the Initial Debentures shall not be considered to be outstanding and the holder shall not have any right except to receive such holder's Total Offer Price upon surrender and delivery of such holder's Initial Debentures in accordance with the Indenture.

(iv) The Corporation shall, on or before 11:00 a.m. (Calgary time), on the Business Day immediately prior to the expiry of the Offer, deposit with or make arrangements for payment to the Debenture Trustee or any paying agent to the order of the Debenture Trustee, such sums of money as may be sufficient to pay the Total Offer Price of the Initial Debentures to be purchased or redeemed by the Corporation on the expiry of the Offer, provided the Corporation may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.4(i)(iv) post-dated to the date of expiry of the Offer. The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such purchase and/or redemption, as the case may be. Every such deposit shall be irrevocable. From the sums so deposited, the Debenture Trustee shall pay or cause to be paid to the holders of such Initial

Debentures, the Offer Price, and all accrued and unpaid interest, if any, to which they are entitled on the Corporation's purchase or redemption.

(v) In the event that one or more of such Initial Debentures being purchased in accordance with this Section 2.4(i) becomes subject to purchase in part only, upon surrender of such Initial Debentures for payment of the Total Offer Price, the Corporation shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order, one or more new Initial Debentures for the portion of the principal amount of the Initial Debentures not purchased.

(vi) Initial Debentures for which holders have accepted the Offer and Initial Debentures which the Corporation has elected to redeem in accordance with this Section 2.4(i) shall become due and payable at the Total Offer Price on the date of expiry of the Offer, in the same manner and with the same effect as if it were the date of maturity specified in such Initial Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Offer, if the money necessary to purchase or redeem the Initial Debentures shall have been deposited as provided in this Section 2.4(i) and affidavits or other proofs satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the Initial Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

(vii) In case the holder of any Initial Debenture to be purchased or redeemed in accordance with this Section 2.4(i) shall fail on or before the date of expiry of the Offer so to surrender such holder's Initial Debenture or shall not within such time accept payment of the moneys payable, or give such receipt therefor, if any, as the Debenture Trustee may require, such moneys may be set aside in trust, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Debentureholder of the sum so set aside and the Debentureholder shall have no other right except to receive payment of the moneys so paid and deposited, upon surrender and delivery up of such holder's Initial Debenture. In the event that any money required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Initial Debentures issued hereunder shall remain so deposited for a period of six years from the date of expiry of the Offer, then such moneys, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Corporation and the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds deposited hereunder prior to the expiry of six years after the date of expiry of the Offer to the Corporation upon receipt from the Corporation, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of six years after the date of expiry of the Offer, the Corporation shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the Offer after the date of such payment of the remaining funds to the Corporation but prior to six years after the date of expiry of the Offer.

(viii) Subject to the provisions above related to Initial Debentures purchased in part, all Initial Debentures redeemed and paid under this Section 2.4(i) shall forthwith be delivered to the Debenture Trustee and cancelled and no Initial Debentures shall be issued in substitution therefor.

(j) The Debenture Trustee shall be provided with the documents and instruments referred to in Sections 2.5(b), 2.5(c) and 2.5(d) with respect to the Initial Debentures prior to the issuance of the Initial Debentures.

2.5 Certification and Delivery of Additional Debentures

Subject to Section 7.9, the Corporation may from time to time request the Debenture Trustee to certify and deliver Additional Debentures of any series by delivering to the Debenture Trustee the documents referred to below in this Section 2.5 whereupon the Debenture Trustee shall certify such Debentures and cause the same to be delivered in accordance with the Written Direction of the Corporation referred to below or pursuant to such procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Corporation. The maturity date, issue date, interest rate (if any) and any other terms of the Debentures of such series shall be set forth in or determined by or pursuant to such Written Direction of the Corporation and procedures. In certifying such Debentures, the Debenture Trustee shall be entitled to receive and shall be fully protected in relying upon, unless and until such documents have been superseded or revoked:

(a) an Officer's Certificate and/or executed supplemental indenture by or pursuant to which the form and terms of such Additional Debentures were established;

(b) a Written Direction of the Corporation requesting certification and delivery of such Additional Debentures and setting forth delivery instructions, provided that, with respect to Debentures of a series subject to a Periodic Offering:

(i) such Written Direction of the Corporation may be delivered by the Corporation to the Debenture Trustee prior to the delivery to the Debenture Trustee of such Additional Debentures of such series for certification and delivery;

(ii) the Debenture Trustee shall certify and deliver Additional Debentures of such series for original issue from time to time, in an aggregate principal amount not exceeding the aggregate principal amount, if any, established for such series, pursuant to a Written Direction of the Corporation or pursuant to procedures acceptable to the Debenture Trustee as may be specified from time to time by a Written Direction of the Corporation;

(iii) the maturity date or dates, issue date or dates, interest rate or rates (if any) and any other terms of Additional Debentures of such series shall be determined by an executed supplemental indenture or by Written Direction of the Corporation or pursuant to such procedures; and

(iv) if provided for in such procedures, such Written Direction of the Corporation may authorize certification and delivery pursuant to oral or electronic instructions from the Corporation which oral or electronic instructions shall be promptly confirmed in writing;

(c) an opinion of Counsel, in form and substance satisfactory to the Debenture Trustee, acting reasonably, to the effect that all requirements imposed by this Indenture or by law in connection with the proposed issue of Additional Debentures have been complied with, subject to the delivery of certain documents or instruments specified in such opinion; and

(d) an Officer's Certificate certifying that the Corporation is not in default under this Indenture, that the terms and conditions for the certification and delivery of Additional Debentures (including those set forth in Section 15.5), have been complied with subject to the delivery of any documents or instruments specified in such Officer's Certificate and that no Event of Default exists or will exist upon such certification and delivery.

2.6 Issue of Global Debentures

(a) Subject to Section 2.14, the Corporation may specify that the Debentures of a series are to be issued in whole or in part as one or more Global Debentures registered in the name of a Depository, or its nominee, designated by the Corporation in the Written Direction of the Corporation delivered to the Debenture Trustee at the time of issue of such Debentures, and in such event the Corporation shall execute and the Debenture Trustee shall certify and deliver one or more Global Debentures that shall:

(i) represent an aggregate amount equal to the principal amount of the outstanding Debentures of such series to be represented by one or more Global Debentures (or such portion thereof as so specified);

(ii) be delivered by the Debenture Trustee to such Depository or pursuant to such Depository's instructions; and

(iii) bear a legend substantially to the following effect:

> "This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture."

(b) Each Depository designated for a Global Debenture must, at the time of its designation and at all times while it serves as such Depository, be a clearing agency registered or designated under the securities legislation of the jurisdiction where the Depository has its principal offices.

2.7 Execution of Debentures

All Debentures shall be signed (either manually or by facsimile signature) by any one authorized director or officer of the Corporation, holding office at the time of signing. A facsimile signature upon a Debenture shall for all purposes of this Indenture be deemed to be the signature of the person whose signature it purports to be. Notwithstanding that any person whose signature, either manual or in facsimile, appears on a Debenture as a director or officer may no longer hold such office at the date of the Debenture or at the date of the certification and delivery thereof, such Debenture shall be valid and binding upon the Corporation and entitled to the benefits of this Indenture.

2.8 Certification

No Debenture shall be issued or, if issued, shall be obligatory or shall entitle the holder to the benefits of this Indenture, until it has been manually certified by or on behalf of the Debenture Trustee substantially in the form set out in this Indenture, in the relevant supplemental indenture, or in some other form approved by the Debenture Trustee. Such certification on any Debenture shall be conclusive evidence that such Debenture is duly issued, is a valid obligation of the Corporation and the holder is entitled to the benefits hereof.

The certificate of the Debenture Trustee signed on the Debentures, or interim Debentures hereinafter mentioned, shall not be construed as a representation or warranty by the Debenture Trustee as to the validity of this Indenture or of the Debentures or interim Debentures or as to the issuance of the Debentures or interim Debentures and the Debenture Trustee shall in no respect be liable or answerable for the use made of the Debentures or interim Debentures or any of them or the proceeds thereof. The certificate of the Debenture Trustee signed on the Debentures or interim Debentures shall, however, be a representation and warranty by the Debenture Trustee that the Debentures or interim Debentures have been duly certified by or on behalf of the Debenture Trustee pursuant to the provisions of this Indenture.

2.9 Interim Debentures or Certificates

Pending the delivery of definitive Debentures of any series to the Debenture Trustee, the Corporation may issue and the Debenture Trustee certify in lieu thereof interim Debentures in such forms and in such denominations and signed in such manner as provided herein, entitling the holders thereof to definitive

Debentures of the series when the same are ready for delivery; or the Corporation may execute and the Debenture Trustee certify a temporary Debenture for the whole principal amount of Debentures of the series then authorized to be issued hereunder and deliver the same to the Debenture Trustee and thereupon the Debenture Trustee may issue its own interim certificates in such form and in such amounts, not exceeding in the aggregate the principal amount of the temporary Debenture so delivered to it, as the Corporation, and the Debenture Trustee may approve entitling the holders thereof to definitive Debentures of the series when the same are ready for delivery; and, when so issued and certified, such interim or temporary Debentures or interim certificates shall, for all purposes but without duplication, rank in respect of this Indenture equally with Debentures duly issued hereunder and, pending the exchange thereof for definitive Debentures, the holders of the interim or temporary Debentures or interim certificates shall be deemed without duplication to be Debentureholders and entitled to the benefit of this Indenture to the same extent and in the same manner as though the said exchange had actually been made. Forthwith after the Corporation shall have delivered the definitive Debentures to the Debenture Trustee, the Debenture Trustee shall cancel such temporary Debentures, if any, and shall call in for exchange all interim Debentures or certificates that shall have been issued and forthwith after such exchange shall cancel the same. No charge shall be made by the Corporation or the Debenture Trustee to the holders of such interim or temporary Debentures or interim certificates for the exchange thereof. All interest paid upon interim or temporary Debentures or interim certificates shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

2.10 Mutilation, Loss, Theft or Destruction

In case any of the Debentures issued hereunder shall become mutilated or be lost, stolen or destroyed, the Corporation, in its discretion, may issue, and thereupon the Debenture Trustee shall certify and deliver, a new Debenture upon surrender and cancellation of the mutilated Debenture, or in the case of a lost, stolen or destroyed Debenture, in lieu of and in substitution for the same, and the substituted Debenture shall be in a form approved by the Debenture Trustee and shall be entitled to the benefits of this Indenture and rank equally in accordance with its terms with all other Debentures issued or to be issued hereunder. In case of loss, theft or destruction the applicant for a substituted Debenture shall furnish to the Corporation and to the Debenture Trustee such evidence of the loss, theft or destruction of the Debenture as shall be satisfactory to them in their discretion and shall also furnish an indemnity satisfactory to them in their discretion. The applicant shall pay all reasonable expenses incidental to the issuance of any substituted Debenture.

2.11 Concerning Interest

(a) All Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures which are interest bearing, shall bear interest (i) from and including their issue date, or (ii) from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Debentures of that series, whichever shall be the later, or, in respect of Debentures subject to a Periodic Offering, from and including their issue date or from and including the last Interest Payment Date to which interest shall have been paid or made available for payment on such Debentures, in all cases, to but excluding the next Interest Payment Date.

(b) Unless otherwise specifically provided in the terms of the Debentures of any series, interest for the Initial Debentures shall, for each of the semi-annual periods ended June 30 and December 31, be computed on the basis of the number of days in such semi-annual period at a semi-annual rate of interest and otherwise shall be computed on the basis of a year of 365 days. Subject to Section 2.4(b) in respect of the method for calculating the amount of interest to be paid on the Initial Debentures on the first Interest Payment Date in respect thereof, with respect to any series of Debentures, whenever interest is computed on the basis of a year (the "**deemed year**") which contains fewer days than the actual number of days in the calendar year of calculation, such rate of interest shall be expressed as a yearly rate for purposes of the *Interest Act* (Canada) by multiplying such rate of interest by the actual number of days in the calendar year of calculation and dividing it by the number of days in the deemed year.

2.12 Debentures to Rank *Pari Passu*

The Debentures will be direct unsecured obligations of the Corporation. Each Debenture of the same series of Debentures will rank *pari passu* with each other Debenture of the same series (regardless of their

actual date or terms of issue) and, subject to statutory preferred exceptions, with all other present and future subordinated and unsecured indebtedness of the Corporation except for sinking fund provisions (if any) applicable to different series of Debentures or other similar types of obligations of the Corporation.

2.13 Payments of Amounts Due on Maturity

Except as may otherwise be provided in any supplemental indenture in respect of any series of Debentures and subject to Section 4.10, payments of amounts due upon maturity of the Debentures will be made in the following manner. The Corporation will establish and maintain with the Debenture Trustee a Maturity Account for each series of Debentures. Each such Maturity Account shall be maintained by and be subject to the control of the Debenture Trustee for the purposes of this Indenture. On or before 11:00 a.m., Calgary time on the Business Day immediately prior to each Maturity Date for Debentures outstanding from time to time under this Indenture, the Corporation will deliver to the Debenture Trustee an electronic transfer of funds or a cheque for deposit in the applicable Maturity Account in an amount sufficient to pay the cash amount payable in respect of such Debentures (including the principal amount together with any accrued and unpaid interest thereon less any tax required by law to be deducted), provided the Corporation may elect to satisfy this requirement by providing the Debenture Trustee with a cheque for such amounts required under this Section 2.13 post-dated to the applicable Maturity Date. The Debenture Trustee, will pay to each holder entitled to receive payment the principal amount of and premium (if any) and accrued and unpaid interest on the Debenture, upon surrender of the Debenture at any branch of the Debenture Trustee designated for such purpose from time to time by the Corporation and the Debenture Trustee. The delivery of such funds to the Debenture Trustee for deposit to the applicable Maturity Account will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of funds relates to the extent of the amount delivered (plus the amount of any tax deducted as aforesaid) and such Debentures will thereafter to that extent not be considered as outstanding under this Indenture and such holder will have no other right in regard thereto other than to receive out of the money so delivered or made available the amount to which it is entitled.

2.14 U.S. Legend on the Debentures

(a) The Debentures and the Common Shares issuable upon conversion thereof have not been and will not be registered under the 1933 Act. All Debentures and the Common Shares issuable upon conversion thereof issued and sold in the United States in reliance on Rule 144A under the 1933 Act, as well as all Debentures and the Common Shares issuable upon conversion thereof issued in exchange for or in substitution of the foregoing securities, shall bear the following legend (the "**U.S. Legend**"):

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"). THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF FAIRBORNE ENERGY LTD. (THE "**CORPORATION**") THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE CORPORATION, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH LOCAL LAWS AND REGULATIONS, (C) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT, AND IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, AFTER IT HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING OR OTHER EVIDENCE REASONABLY SATISFACTORY TO THE CORPORATION TO THAT EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA. PROVIDED THAT THE CORPORATION IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF SALE, A NEW CERTIFICATE, BEARING NO LEGEND, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY" MAY BE OBTAINED FROM COMPUTERSHARE TRUST COMPANY OF CANADA UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO COMPUTERSHARE TRUST COMPANY OF CANADA AND THE CORPORATION, TO THE EFFECT THAT THE SALE OF THE SECURITIES

REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT."

provided, that if the Debentures are being sold under clause (B) above, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S under the 1933 Act at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee as set forth in **Schedule E** hereto (or as the Corporation may prescribe from time to time); and provided, further, that, if any such securities are being sold in accordance with Rule 144A, the U.S. Legend may be removed by delivery to the Debenture Trustee of an opinion of Counsel, of recognized standing reasonably satisfactory to the Corporation, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Corporation that such counsel is satisfactory to it, the Debenture Trustee shall be entitled to rely on such opinion of counsel without further inquiry.

(b) Prior to the issuance of the Debentures, the Corporation shall notify the Debenture Trustee, in writing, concerning which Debentures are to bear the U.S. Legend. The Debenture Trustee will thereafter maintain a list of all registered holders from time to time of Legended Debentures.

2.15 Payment of Interest

The following provisions shall apply to Debentures, except as otherwise provided in Section 2.4(b) or specified in a resolution of the directors of the Corporation, an Officer's Certificate or a supplemental indenture relating to a particular series of Additional Debentures:

(a) As interest becomes due on each Debenture (except on conversion or on redemption, when interest may at the option of the Corporation be paid upon surrender of such Debenture) the Corporation, either directly or through the Debenture Trustee or any agent of the Debenture Trustee, shall send or forward by prepaid ordinary mail, electronic transfer of funds or such other means as may be agreed to by the Debenture Trustee, payment of such interest (less any tax required to be withheld therefrom) to the order of the registered holder of such Debenture appearing on the registers maintained by the Debenture Trustee at the close of business on the third Business Day prior to the applicable Interest Payment Date and addressed to the holder at the holder's last address appearing on the register, unless such holder otherwise directs. If payment is made by cheque, such cheque shall be forwarded at least three days prior to each date on which interest becomes due and if payment is made by other means (such as electronic transfer of funds, provided the Debenture Trustee must receive confirmation of its receipt of funds prior to being required to wire funds to holders), such payment shall be made in a manner whereby the holder receives credit for such payment on the date such interest on such Debenture becomes due. The mailing of such cheque or the making of such payment by other means shall, to the extent of the sum represented thereby, plus the amount of any tax withheld as aforesaid, satisfy and discharge all liability for interest on such Debenture, unless in the case of payment by cheque, such cheque is not paid at par on presentation. In the event of non-receipt of any cheque for or other payment of interest by the person to whom it is so sent as aforesaid, the Corporation will issue to such person a replacement cheque or other payment for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction. Notwithstanding the foregoing, if the Corporation is prevented by circumstances beyond its control (including, without limitation, any interruption in mail service) from making payment of any interest due on each Debenture in the manner provided above, the Corporation may make payment of such interest or make such interest available for payment in any other manner acceptable to the Debenture Trustee with the same effect as though payment had been made in the manner provided above.

(b) Notwithstanding Section 2.15(a), if a series of Debentures or any portion thereof is represented by a Global Debenture, then all payments of interest on the Global Debenture shall be made by electronic transfer of funds or cheque made payable to the Depository or its nominee for subsequent payment to Beneficial Holders of interests in that Global Debenture, unless the Corporation and the Depository otherwise agree. None of the Corporation, the Debenture Trustee or any agent of the Debenture Trustee for any Debenture issued as a Global Debenture will be liable or responsible to any person for any aspect of the records

related to or payments made on account of beneficial interests in any Global Debenture or for maintaining, reviewing, or supervising any records relating to such beneficial interests.

ARTICLE 3
REGISTRATION, TRANSFER, EXCHANGE AND OWNERSHIP

3.1 Fully Registered Debentures

(a) With respect to each series of Debentures issuable as Fully Registered Debentures, the Corporation shall cause to be kept by and at the principal office of the Debenture Trustee in Calgary and Toronto and by the Debenture Trustee or such other registrar as the Corporation, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as may be specified in the Debentures of such series or as the Corporation may designate with the approval of the Debenture Trustee, a register in which shall be entered the names and addresses of the holders of Fully Registered Debentures and particulars of the Debentures held by them respectively and of all transfers of Fully Registered Debentures. Such registration shall be noted on the Debentures by the Debenture Trustee or other registrar unless a new Debenture shall be issued upon such transfer.

(b) No transfer of a Fully Registered Debenture shall be valid unless made on such register referred to in Section 3.1(a) by the registered holder or such holder's executors, administrators or other legal representatives or an attorney duly appointed by an instrument in writing in form and execution satisfactory to the Debenture Trustee or other registrar upon surrender of the Debentures together with a duly executed form of transfer acceptable to the Debenture Trustee and upon compliance with such other reasonable requirements as the Debenture Trustee or other registrar may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Debenture Trustee or other registrar.

3.2 Global Debentures

(a) With respect to each series of Debentures issuable in whole or in part as one or more Global Debentures, the Corporation shall cause to be kept by and at the principal offices of the Debenture Trustee in Calgary and Toronto and by the Debenture Trustee or such other registrar as the Corporation, with the approval of the Debenture Trustee, may appoint at such other place or places, if any, as the Corporation may designate with the approval of the Debenture Trustee, a register in which shall be entered the name and address of the holder of each such Global Debenture (being the Depository, or its nominee, for such Global Debenture) as holder thereof and particulars of the Global Debenture held by it, and of all transfers thereof. If any Debentures of such series are at any time not Global Debentures, the provisions of Section 3.1 shall govern with respect to registrations and transfers of such Debentures.

(b) Notwithstanding any other provision of this Indenture, a Global Debenture may not be transferred by the registered holder thereof and accordingly, no definitive certificates shall be issued to Beneficial Holders except in the following circumstances or as otherwise specified in a resolution of the directors of the Corporation, Officer's Certificate or supplemental indenture relating to a particular series of Additional Debentures:

   (i) Global Debentures may be transferred by a Depository to a nominee of such Depository or by a nominee of a Depository to such Depository or to another nominee of such Depository or by a Depository or its nominee to a successor Depository or its nominee;

   (ii) Global Debentures may be transferred at any time after the Depository for such Global Debentures (i) has notified the Debenture Trustee, or the Corporation has notified the Debenture Trustee, that it is unwilling or unable to continue as Depository for such Global Debentures, or (ii) ceases to be eligible to be a Depository under Section 2.6(b), provided that at the time of such transfer the Corporation has not appointed a successor Depository for such Global Debentures;

(iii) Global Debentures may be transferred at any time after the Corporation has determined, in its sole discretion, to terminate the book-entry only registration system in respect of such Global Debentures and has communicated such determination to the Debenture Trustee in writing;

(iv) Global Debentures may be transferred at any time after the Debenture Trustee has determined that an Event of Default has occurred and is continuing with respect to the Debentures of the series issued as a Global Debenture, provided that Beneficial Holders representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures of such series advise the Depository in writing, through the Depository Participants, that the continuation of the book-entry only registration system for such series of Debentures is no longer in their best interest and also provided that at the time of such transfer the Debenture Trustee has not waived the Event of Default pursuant to Section 8.3;

(v) Global Debentures may be transferred if required by applicable law; or

(vi) Global Debentures may be transferred if the book-entry only registration system ceases to exist.

(c) With respect to the Global Debentures, unless and until definitive certificates have been issued to Beneficial Holders pursuant to subsection 3.2(b):

(i) the Corporation and the Debenture Trustee may deal with the Depository for all purposes (including paying interest on the Debentures) as the sole holder of such series of Debentures and the authorized representative of the Beneficial Holders;

(ii) the rights of the Beneficial Holders shall be exercised only through the Depository and shall be limited to those established by law and agreements between such Beneficial Holders and the Depository or the Depository Participants;

(iii) the Depository will make book-entry transfers among the Depository Participants; and

(iv) whenever this Indenture requires or permits actions to be taken based upon instruction or directions of Debentureholders evidencing a specified percentage of the outstanding Debentures, the Depository shall be deemed to be counted in that percentage only to the extent that it has received instructions to such effect from the Beneficial Holders or the Depository Participant, and has delivered such instructions to the Debenture Trustee.

(d) Whenever a notice or other communication is required to be provided to Debentureholders, unless and until definitive certificate(s) have been issued to Beneficial Holders pursuant to this Section 3.2, the Debenture Trustee shall provide all such notices and communications to the Depository and the Depository shall deliver such notices and communications to such Beneficial Holders in accordance with Applicable Securities Legislation. Upon the termination of the book-entry only registration system on the occurrence of one of the conditions specified in Section 3.2(b) with respect to a series of Debentures issued hereunder, the Debenture Trustee shall notify all applicable Beneficial Holders, through the Depository, of the availability of definitive Debenture certificates. Upon surrender by the Depository of the certificate(s) representing the Global Debentures and receipt of new registration instructions from the Depository, the Debenture Trustee shall deliver the definitive Debenture certificates for such Debentures to the holders thereof in accordance with the new registration instructions and thereafter, the registration and transfer of such Debentures will be governed by Section 3.1 and the remaining Sections of this Article 3.

3.3 Transferee Entitled to Registration

The transferee of a Debenture shall be entitled, after the appropriate form of transfer is lodged with the Debenture Trustee or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Corporation and the transferor or any previous holder of such

Debenture, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction.

3.4 No Notice of Trusts

Neither the Corporation nor the Debenture Trustee nor any registrar shall be bound to take notice of or see to the execution of any trust (other than that created by this Indenture) whether express, implied or constructive, in respect of any Debenture, and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

3.5 Registers Open for Inspection

The registers referred to in Sections 3.1 and 3.2 shall at all reasonable times be open for inspection by the Corporation, the Debenture Trustee or any Debentureholder. Every registrar, including the Debenture Trustee, shall from time to time when requested so to do by the Corporation or by the Debenture Trustee, in writing, furnish the Corporation or the Debenture Trustee, as the case may be, with a list of names and addresses of holders of registered Debentures entered on the register kept by them and showing the principal amount and serial numbers of the Debentures held by each such holder, provided the Debenture Trustee shall be entitled to charge a reasonable fee to provide such a list.

3.6 Exchanges of Debentures

(a) Subject to Section 3.7, Debentures in any authorized form or denomination, other than Global Debentures, may be exchanged for Debentures in any other authorized form or denomination, of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

(b) In respect of exchanges of Debentures permitted by Section 3.6(a), Debentures of any series may be exchanged only at the principal offices of the Debenture Trustee in the cities of Calgary, Alberta and Toronto, Ontario or at such other place or places, if any, as may be specified in the Debentures of such series and at such other place or places as may from time to time be designated by the Corporation with the approval of the Debenture Trustee. Any Debentures tendered for exchange shall be surrendered to the Debenture Trustee. The Corporation shall execute and the Debenture Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures surrendered for exchange shall be cancelled.

(c) Debentures issued in exchange for Debentures which at the time of such issue have been selected or called for redemption at a later date shall be deemed to have been selected or called for redemption in the same manner and shall have noted thereon a statement to that effect.

3.7 Closing of Registers

(a) Neither the Corporation nor the Debenture Trustee nor any registrar shall be required to:

(i) make transfers or exchanges of Fully Registered Debentures on any Interest Payment Date for such Debentures or during the seven preceding Business Days;

(ii) make transfers or exchanges of any Debentures on the day of any selection by the Debenture Trustee of Debentures to be redeemed or during the seven preceding Business Days;

(iii) make exchanges of any Debentures which will have been selected or called for redemption unless upon due presentation thereof for redemption such Debentures shall not be redeemed; or

(iv) convert any Debentures on any Interest Payment Date for such Debentures or during the three preceding Business Days.

(b) Subject to any restriction herein provided, the Corporation with the approval of the Debenture Trustee may at any time close any register for any series of Debentures, other than those kept at the principal offices of the Debenture Trustee in Calgary and Toronto, and transfer the registration of any Debentures registered thereon to another register (which may be an existing register) and thereafter such Debentures shall be deemed to be registered on such other register. Notice of such transfer shall be given to the holders of such Debentures.

3.8 Charges for Registration, Transfer and Exchange

For each Debenture exchanged, registered, transferred or discharged from registration, the Debenture Trustee or other registrar, except as otherwise herein provided, may make a reasonable charge for its services and in addition may charge a reasonable sum for each new Debenture issued, and payment of such charges and reimbursement of the Debenture Trustee or other registrar for any stamp taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto. Notwithstanding the foregoing provisions, no charge shall be made to a Debentureholder hereunder:

(a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within a period of two months from the date of the first delivery of Debentures of that series or, with respect to Debentures subject to a Periodic Offering, within a period of two months from the date of delivery of any such Debenture;

(b) for any exchange of any interim or temporary Debenture or interim certificate that has been issued under Section 2.9 for a definitive Debenture;

(c) for any exchange of a Global Debenture as contemplated in Section 3.2; or

(d) for any exchange of any Debenture resulting from a partial redemption under Section 4.2.

3.9 Ownership of Debentures

(a) Unless otherwise required by law, the person in whose name any registered Debenture is registered shall for all the purposes of this Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium, if any, on such Debenture and interest thereon shall be made to such registered holder.

(b) The registered holder for the time being of any registered Debenture shall be entitled to the principal, premium, if any, and/or interest evidenced by such instruments, respectively, free from all equities or rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such registered holder for any such principal, premium or interest shall be a good discharge to the Corporation and/or the Debenture Trustee for the same and neither the Corporation nor the Debenture Trustee shall be bound to inquire into the title of any such registered holder.

(c) Where Debentures are registered in more than one name, the principal, premium, if any, and interest from time to time payable in respect thereof may be paid to the order of all such holders, failing written instructions from them to the contrary, and the receipt of any one of such holders therefor shall be a valid discharge to the Debenture Trustee, any registrar and to the Corporation.

(d) In the case of the death of one or more joint holders of any Debenture the principal, premium, if any, and interest from time to time payable thereon may be paid to the order of the survivor or survivors of such registered holders and the receipt of any such survivor or survivors therefor shall be a valid discharge to the Debenture Trustee, any registrar and to the Corporation.

ARTICLE 4
REDEMPTION AND PURCHASE OF DEBENTURES

4.1 Applicability of Article

Subject to regulatory approval, the Corporation shall have the right at its option to redeem, either in whole at any time or in part from time to time before maturity, either by payment of money, by issuance of Freely Tradeable Common Shares as provided in Section 4.6 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so redeemable (subject, however, to any applicable restriction on the redemption of Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and as shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Corporation requesting the certification and delivery thereof.

Subject to regulatory approval, the Corporation shall also have the right at its option to repay, either in whole or in part, on maturity, either by payment of money in accordance with Section 2.13, by issuance of Freely Tradeable Common Shares as provided in Section 4.10 or any combination thereof, any Debentures issued hereunder of any series which by their terms are made so repayable on maturity (subject however, to any applicable restriction on the repayment of the principal amount of the Debentures of such series) at such rate or rates of premium, if any, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debenture and shall have been expressed in this Indenture, in the Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof, or in the case of Additional Debentures issued pursuant to a Periodic Offering, in the Written Direction of the Corporation requesting the certification and delivery thereof.

4.2 Partial Redemption

If less than all the Debentures of any series for the time being outstanding are at any time to be redeemed, or if a portion of the Debentures being redeemed are being redeemed for cash and a portion of such Debentures are being redeemed by the payment of Freely Tradeable Common Shares pursuant to Section 4.6, the Debentures to be so redeemed shall be selected by the Debenture Trustee upon Written Direction of the Corporation on a pro rata basis to the nearest multiple of $1,000 in accordance with the principal amount of the Debentures registered in the name of each holder or in such other manner as the Debenture Trustee deems equitable, subject to the approval of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, as may be required from time to time. Unless otherwise specifically provided in the terms of any series of Debentures, no Debenture shall be redeemed in part unless the principal amount redeemed is $1,000 or a multiple thereof. For this purpose, the Debenture Trustee upon Written Direction of the Corporation may make, and from time to time vary, regulations with respect to the manner in which such Debentures may be drawn for redemption and regulations so made shall be valid and binding upon all holders of such Debentures notwithstanding the fact that as a result thereof one or more of such Debentures may become subject to redemption in part only. In the event that one or more of such Debentures becomes subject to redemption in part only, upon surrender of any such Debentures for payment of the Redemption Price, together with interest accrued to but excluding the Redemption Date, the Corporation shall execute and the Debenture Trustee shall certify and deliver without charge to the holder thereof or upon the holder's order one or more new Debentures for the unredeemed part of the principal amount of the Debenture or Debentures so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so redeemed. Unless the context otherwise requires, the terms "Debenture" or "Debentures" as used in this Article 4 shall be deemed to mean or include any part of the principal amount of any Debenture which in accordance with the foregoing provisions has become subject to redemption.

4.3 Notice of Redemption

Notice of redemption (the "**Redemption Notice**") of any series of Debentures shall be given to the holders of the Debentures so to be redeemed not more than 60 days nor less than 40 days prior to the date fixed for redemption (the "**Redemption Date**") in the manner provided in Section 14.2. Every such notice shall specify the aggregate principal amount of Debentures called for redemption, the Redemption Date, the Redemption Price and

the places of payment and shall state that interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date. In addition, unless all the outstanding Debentures are to be redeemed, the Redemption Notice shall specify:

(a) the distinguishing letters and numbers of the registered Debentures which are to be redeemed (or of such thereof as are registered in the name of such Debentureholder);

(b) in the case of a published notice, the distinguishing letters and numbers of the Debentures which are to be redeemed or, if such Debentures are selected by terminal digit or other similar system, such particulars as may be sufficient to identify the Debentures so selected;

(c) in the case of a Global Debenture, that the redemption will take place in such manner as may be agreed upon by the Depository, the Debenture Trustee and the Corporation; and

(d) in all cases, the principal amounts of such Debentures or, if any such Debenture is to be redeemed in part only, the principal amount of such part.

In the event that all Debentures to be redeemed are registered Debentures, publication shall not be required.

4.4 Debentures Due on Redemption Dates

Notice having been given as aforesaid, all the Debentures so called for redemption shall thereupon be and become due and payable at the Redemption Price, together with accrued interest to but excluding the Redemption Date, on the Redemption Date specified in such notice, in the same manner and with the same effect as if it were the date of maturity specified in such Debentures, anything therein or herein to the contrary notwithstanding, and from and after such Redemption Date, if the monies necessary to redeem, or the Common Shares to be issued to redeem, such Debentures shall have been deposited as provided in Section 4.5 and affidavits or other proof satisfactory to the Debenture Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest upon the Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Debenture Trustee whose decision shall be final and binding upon all parties in interest.

4.5 Deposit of Redemption Monies or Common Shares

Redemption of Debentures shall be provided for by the Corporation depositing with the Debenture Trustee or any paying agent to the order of the Debenture Trustee, on or before 11:00 a.m. Calgary time on the Business Day immediately prior to the Redemption Date specified in such notice, such sums of money, or certificates representing such Common Shares, or both as the case may be, as may be sufficient to pay the Redemption Price of the Debentures so called for redemption, plus accrued and unpaid interest thereon up to but excluding the Redemption Date, provided the Corporation may elect to satisfy this requirement by providing the Debenture Trustee with an electronic transfer of funds or a cheque post-dated to the Redemption Date for such amounts required under this Section 4.5. The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with such redemption. Every such deposit shall be irrevocable. From the sums so deposited, or certificates so deposited, or both, the Debenture Trustee shall pay or cause to be paid, or issue or cause to be issued, to the holders of such Debentures so called for redemption, upon surrender of such Debentures, the principal, premium (if any) and interest (if any) to which they are respectively entitled on redemption.

4.6 Right to Repay Redemption Price in Common Shares

(a) Subject to the other provisions of this Section 4.6, the Corporation may, at its option, elect to satisfy its obligation to pay all or any portion of the Redemption Price by issuing and delivering to holders on the Redemption Date that number of Freely Tradeable Common Shares obtained by dividing the Redemption Price by 95% of the Current Market Price of the Common Shares on the Redemption Date (the "**Share Redemption Right**").

(b) The Corporation shall exercise the Share Redemption Right by so specifying in the Redemption Notice and shall specify the aggregate principal amount of Debentures in respect of which it is exercising the Share Redemption Right in such notice.

(c) The Corporation's right to exercise the Share Redemption Right shall be conditional upon the following conditions being met on the Business Day preceding the Redemption Date:

(i) the qualification of the Common Shares to be issued on exercise of the Share Redemption Right as Freely Tradeable;

(ii) the listing of such additional Common Shares on each stock exchange on which the Common Shares are then listed;

(iii) the Corporation being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Common Shares occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Common Shares on the Redemption Date; and

(vi) the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the Redemption Price, will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Redemption Date, the Corporation shall pay the Redemption Price in cash in accordance with Section 4.5 unless the Debentureholder waives the conditions which are not satisfied.

(d) In the event that the Corporation duly exercises its Share Redemption Right, the Corporation shall on or before 11:00 a.m. Calgary time on the Business Day immediately prior to the Redemption Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which such holders are entitled, upon presentation and surrender of the Debentures for payment on the Redemption Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Redemption Notice.

(e) No fractional Common Shares shall be delivered upon the exercise of the Share Redemption Right but, in lieu thereof, the Corporation shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.6(d), the cash equivalent thereof determined on the basis of 95% of the Current Market Price of the Common Shares on the Redemption Date (less any tax required to be deducted, if any).

(f) A holder shall be treated as the shareholder of record of the Common Shares issued on due exercise by the Corporation of its Share Redemption Right effective immediately after the close of business on the Redemption Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g) The Corporation shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Corporation's Share Redemption Right as provided herein, and shall issue to Debentureholders to whom Common Shares will be issued pursuant to exercise of the Share Redemption Right, such number of Common Shares as shall be issuable in such event. All Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h) The Corporation shall comply with all Applicable Securities Legislation regulating the issue and delivery of Common Shares upon exercise of the Share Redemption Right and shall cause to be listed and posted for trading such Common Shares on each stock exchange on which the Common Shares are then listed.

(i) The Corporation shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Common Shares to holders upon exercise of the Share Redemption Right pursuant to the terms of the Debentures and of this Indenture.

(j) If the Corporation elects to satisfy its obligation to pay all or any portion of the Redemption Price by issuing Freely Tradeable Common Shares in accordance with this Section 4.6 and if the Redemption Price (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the Redemption Price, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the Written Direction of the Corporation but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradeable Common Shares issued by the Corporation for this purpose, such number of Freely Tradeable Common Shares that together with the cash payment of the Redemption Price, if any, is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k) Each certificate representing Freely Tradeable Common Shares issued in payment of the Redemption Price of Debentures bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend set forth in Section 2.14; provided that if the Common Shares are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Common Shares, as set forth in **Schedule E** hereto (or as the Corporation or the Debenture Trustee may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Common Shares, of an opinion of Counsel, of recognized standing reasonably satisfactory to the Corporation, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Corporation that such Counsel is satisfactory to it, it shall be entitled to rely on such opinion of Counsel without further inquiry.

(l) Interest accrued and unpaid on the Debentures on the Redemption Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 4.5.

4.7 Failure to Surrender Debentures Called for Redemption

In case the holder of any Debenture so called for redemption shall fail on or before the Redemption Date so to surrender such holder's Debenture, or shall not within such time accept payment of the redemption monies payable, or take delivery of certificates representing such Common Shares issuable in respect thereof, or give such receipt therefor, if any, as the Debenture Trustee may require, such redemption monies may be set aside in trust, or such certificates may be held in trust, without interest, either in the deposit department of the Debenture Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the

Debentureholder of the sum or Common Shares so set aside and, to that extent, the Debenture shall thereafter not be considered as outstanding hereunder and the Debentureholder shall have no other right except to receive, without interest, payment out of the monies so paid and deposited, or take delivery out of the certificates so deposited, or both, upon surrender and delivery up of such holder's Debenture for the Redemption Price, as the case may be, of such Debenture. In the event that any money, or certificates, required to be deposited hereunder with the Debenture Trustee or any depository or paying agent on account of principal, premium, if any, or interest, if any, on Debentures issued hereunder shall remain so deposited for a period of six years from the Redemption Date, then such monies or certificates representing Common Shares, shall at the end of such period be paid over or delivered over by the Debenture Trustee or such depository or paying agent to the Corporation on its demand, and thereupon the Debenture Trustee shall not be responsible to Debentureholders for any amounts owing to them and subject to applicable law, thereafter the holder of a Debenture in respect of which such money was so repaid to the Corporation shall have no rights in respect thereof except to obtain payment of the money or certificates due from the Corporation, subject to any limitation period provided by the laws of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of six years after the Redemption Date to the Corporation upon receipt from the Corporation, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of six years after the Redemption Date, the Corporation shall reimburse the Debenture Trustee for any amounts required to be paid by the Debenture Trustee to a holder of a Debenture pursuant to the redemption after the date of such payment of the remaining funds to the Corporation but prior to six years after the redemption.

4.8 Cancellation of Debentures Redeemed

Subject to the provisions of Sections 4.2 and 4.9 as to Debentures redeemed or purchased in part, all Debentures redeemed and paid under this Article 4 shall forthwith be delivered to the Debenture Trustee and cancelled and no Debentures shall be issued in substitution therefor.

4.9 Purchase of Debentures by the Corporation

Unless otherwise specifically provided with respect to a particular series of Debentures, the Corporation may, if it is not at the time in default hereunder, at any time and from time to time, purchase Debentures in the market (which shall include purchases from or through an investment dealer or a firm holding membership on a recognized stock exchange) or by tender or by contract, at any price. All Debentures so purchased may, at the option of the Corporation, be delivered to the Debenture Trustee and shall be cancelled and no Debentures shall be issued in substitution therefor.

If, upon an invitation for tenders, more Debentures are tendered at the same lowest price that the Corporation is prepared to accept, the Debentures to be purchased by the Corporation shall be selected by the Debenture Trustee on a *pro rata* basis, or in such other manner consented to by the Toronto Stock Exchange or such other exchange on which the Debentures are then listed which the Debenture Trustee considers appropriate, from the Debentures tendered by each tendering Debentureholder who tendered at such lowest price. For this purpose the Debenture Trustee may make, and from time to time amend, regulations with respect to the manner in which Debentures may be so selected, and regulations so made shall be valid and binding upon all Debentureholders, notwithstanding the fact that as a result thereof one or more of such Debentures become subject to purchase in part only. The holder of a Debenture of which a part only is purchased, upon surrender of such Debenture for payment, shall be entitled to receive, without expense to such holder, one or more new Debentures for the unpurchased part so surrendered, and the Debenture Trustee shall certify and deliver such new Debenture or Debentures upon receipt of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so purchased.

4.10 Right to Repay Principal Amount in Common Shares

(a) Subject to the other provisions of this Section 4.10, the Corporation may, at its option, elect to satisfy its obligation to repay the principal amount of all or any portion of the principal amount of the Debentures outstanding by issuing and delivering to holders on the maturity of such Debentures (the "**Maturity Date**") that number of Freely Tradeable Common Shares obtained by dividing the $1,000 principal amount of the

Debentures by 95% of the Current Market Price of the Common Shares on the Maturity Date (the "**Share Repayment Right**").

(b) The Corporation shall exercise the Share Repayment Right by so specifying in the Maturity Notice, which shall be delivered to the Debenture Trustee and the holders of Debentures not more than 60 days and not less than 40 days prior to the Maturity Date.

(c) The Corporation's right to exercise the Share Repayment Right shall be conditional upon the following conditions being met on the Business Day preceding the Maturity Date:

(i) the qualification of the Common Shares to be issued on exercise of the Share Repayment Right as Freely Tradeable;

(ii) the listing of such additional Common Shares on each stock exchange on which the Common Shares are then listed;

(iii) the Corporation being a reporting issuer in good standing under Applicable Securities Legislation where the distribution of such Common Shares occurs;

(iv) no Event of Default shall have occurred and be continuing;

(v) the receipt by the Debenture Trustee of an Officer's Certificate stating that conditions (i), (ii), (iii) and (iv) above have been satisfied and setting forth the number of Common Shares to be delivered for each $1,000 principal amount of Debentures and the Current Market Price of the Common Shares on the Maturity Date; and

(vi) the receipt by the Debenture Trustee of an opinion of Counsel to the effect that such Common Shares have been duly authorized and, when issued and delivered pursuant to the terms of this Indenture in payment of the principal amount of the Debentures outstanding will be validly issued as fully paid and non-assessable, that conditions (i) and (ii) above have been satisfied and that, relying exclusively on certificates of good standing issued by the relevant securities authorities, condition (iii) above is satisfied, except that the opinion in respect of condition (iii) need not be expressed with respect to those provinces where certificates are not issued.

If the foregoing conditions are not satisfied prior to the close of business on the Business Day preceding the Maturity Date, the Corporation shall pay the principal amount of the Debentures outstanding in cash in accordance with Section 2.13, unless the Debentureholder waives the conditions which are not satisfied.

(d) In the event that the Corporation duly exercises its Share Repayment Right, the Corporation shall on or before 11:00 a.m. (Calgary time) on the Business Day immediately prior to the Maturity Date make the delivery to the Debenture Trustee for delivery to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which such holders are entitled, upon presentation and surrender of the Debentures for payment on the Maturity Date, at any place where a register is maintained pursuant to Article 3 or any other place specified in the Maturity Notice. The Corporation shall also deposit with the Debenture Trustee a sum of money sufficient to pay any charges or expenses which may be incurred by the Debenture Trustee in connection with the Share Repayment Right. Every such deposit shall be irrevocable. From the certificates so deposited in addition to amounts payable by the Debenture Trustee pursuant to Section 2.13, the Debenture Trustee shall pay or cause to be paid, to the holders of such Debentures, upon surrender of such Debentures, the principal amount of and premium (if any) on the Debentures to which they are respectively entitled on maturity and deliver to such holders the certificates to which such holders are entitled. The delivery of such certificates to the Debenture Trustee will satisfy and discharge the liability of the Corporation for the Debentures to which the delivery of certificates relates to the extent of the amount delivered (plus the amount of any certificates sold to pay applicable taxes in accordance with this Section 4.10) and such Debentures will thereafter to that extent not be considered as outstanding under

this Indenture and such holder will have no other right in regard thereto other than to receive out of the certificates so delivered, the certificate(s) to which it is entitled.

(e) No fractional Common Shares shall be delivered upon the exercise of the Share Repayment Right but, in lieu thereof, the Corporation shall pay to the Debenture Trustee for the account of the holders, at the time contemplated in Section 4.10(d), the cash equivalent thereof determined on the basis of 95% of the Current Market Price of the Common Shares on the Maturity Date (less any tax required to be deducted, if any).

(f) A holder shall be treated as the shareholder of record of the Common Shares issued on due exercise by the Corporation of its Share Repayment Right effective immediately after the close of business on the Maturity Date, and shall be entitled to all substitutions therefor, all income earned thereon or accretions thereto and all dividends or distributions (including stock dividends and dividends or distributions in kind) thereon and arising thereafter, and in the event that the Debenture Trustee receives the same, it shall hold the same in trust for the benefit of such holder.

(g) The Corporation shall at all times reserve and keep available out of its authorized Common Shares (if the number thereof is or becomes limited), solely for the purpose of issue and delivery upon the exercise of the Corporation's Share Repayment Right as provided herein, and shall issue to Debentureholders to whom Common Shares will be issued pursuant to exercise of the Share Repayment Right, such number of Common Shares as shall be issuable in such event. All Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

(h) The Corporation shall comply with all Applicable Securities Legislation regulating the issue and delivery of Common Shares upon exercise of the Share Repayment Right and shall cause to be listed and posted for trading such Common Shares on each stock exchange on which the Common Shares are then listed.

(i) The Corporation shall from time to time promptly pay, or make provision satisfactory to the Debenture Trustee for the payment of, all taxes and charges which may be imposed by the laws of Canada or any province thereof (except income tax, withholding tax or security transfer tax, if any) which shall be payable with respect to the issuance or delivery of Freely Tradeable Common Shares to holders upon exercise of the Share Repayment Right pursuant to the terms of the Debentures and of this Indenture.

(j) If the Corporation elects to satisfy its obligation to pay all or any portion of the principal amount of Debentures due on maturity by issuing Freely Tradeable Common Shares in accordance with this Section 4.10 and if the principal amount (or any portion thereof) to which a holder is entitled is subject to withholding taxes and the amount of the cash payment of the principal amount due on maturity, if any, is insufficient to satisfy such withholding taxes, the Debenture Trustee, on the Written Direction of the Corporation but for the account of the holder, shall sell, through the investment banks, brokers or dealers selected by the Corporation, out of the Freely Tradeable Common Shares issued by the Corporation for this purpose, such number of Freely Tradeable Common Shares that together with the cash component of the principal amount due on maturity is sufficient to yield net proceeds (after payment of all costs) to cover the amount of taxes required to be withheld, and shall remit same on behalf of the Corporation to the proper tax authorities within the period of time prescribed for this purpose under applicable laws.

(k) Each certificate representing Freely Tradeable Common Shares issued in payment of the principal amount of Debentures bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange for or in substitution of the foregoing securities, shall bear the U.S. Legend set forth in Section 2.14; provided that if the Common Shares are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Common Shares, as set forth in **Schedule E** hereto (or as the Corporation or the Debenture Trustee may prescribe from time to time): and provided further that, if any such securities are being sold within the United States in accordance with Rule 144 under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Common Shares, of an opinion of Counsel, of recognized standing reasonably satisfactory to the Corporation, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act

or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Corporation that such Counsel is satisfactory to it, it shall be entitled to rely on such opinion of Counsel without further inquiry.

(l) Interest accrued and unpaid on the Debentures on the Maturity Date will be paid to holders of Debentures, in cash, in the manner contemplated in Section 2.15.

ARTICLE 5
SUBORDINATION OF DEBENTURES

5.1 Applicability of Article

The indebtedness, liabilities and obligations of the Corporation hereunder (except as provided in Section 15.15) or under the Debentures, whether on account of principal, interest or otherwise, but excluding the issuance of Common Shares or other securities similar in nature thereto upon any conversion pursuant to Article 6, upon any redemption pursuant to Article 4, or at maturity pursuant to Article 4 (collectively, such non-excluded indebtedness, liabilities and obligations are referred to as the "**Debenture Liabilities**"), shall be subordinated and postponed and subject in right of payment, to the extent and in the manner hereinafter set forth in the following sections of this Article 5, to the full and final payment of all Senior Indebtedness of the Corporation and each holder of any such Debenture by his acceptance thereof agrees to and shall be bound by the provisions of this Article 5.

5.2 Order of Payment

In the event of any dissolution, winding-up, liquidation, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Corporation or any of its property (whether voluntary or involuntary, partial or complete) or any other marshalling of the assets and liabilities of the Corporation or any sale of all or substantially all of the assets of the Corporation:

(a) all Senior Indebtedness shall first be paid in full, or provision made for such payment, before any payment is made on account of Debenture Liabilities;

(b) any payment or distribution of assets of the Corporation, whether in cash, property or securities, to which the holders of the Debentures or the Debenture Trustee on behalf of such holders would be entitled except for the provisions of this Article 5, shall be paid or delivered by the trustee in bankruptcy, receiver, assignee for the benefit of creditors, or other liquidating agent making such payment or distribution, directly to the holders of Senior Indebtedness or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any instruments evidencing any of such Senior Indebtedness may have been issued, to the extent necessary to pay all Senior Indebtedness in full after giving effect to any concurrent payment or distribution, or provision therefor, to the holders of such Senior Indebtedness; and

(c) the Senior Creditors or a receiver or a receiver-manager of the Corporation or of all or part of its assets or any other enforcement agent may sell, mortgage, or otherwise dispose of the Corporation assets in whole or in part, free and clear of all Debenture Liabilities and without the approval of the Debentureholders or the Debenture Trustee or any requirement to account to the Debenture Trustee or the Debentureholders.

The rights and priority of the Senior Indebtedness and the subordination pursuant hereto shall not be affected by:

(i) whether any Senior Security has been granted or is in effect;

(ii) the time, sequence or order of creating, granting, executing, delivering of, or registering, perfecting or failing to register or perfect any security notice, caveat, financing statement or other notice in respect of any Senior Security;

(iii) the time or order of the attachment, perfection or crystallization of any security constituted by any Senior Security;

(iv) the taking of any collection, enforcement or realization proceedings pursuant to the Senior Indebtedness, including pursuant to any Senior Security;

(v) the date of obtaining of any judgment or order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of the Senior Creditors, or any of them, or the Debentureholders or any of them, to any money or property of the Corporation;

(vi) the failure to exercise any power or remedy reserved to the Senior Creditors, including under the Senior Security, or to insist upon a strict compliance with any terms thereof;

(vii) whether any Senior Security is now perfected, hereafter ceases to be perfected, is avoidable by any trustee in bankruptcy or like official or is otherwise set aside, invalidated or lapses;

(viii) the date of giving or failing to give notice to or making demand upon the Corporation or the Corporation; or

(ix) any other matter whatsoever.

5.3 Subrogation to Rights of Holders of Senior Indebtedness

Subject to the prior payment in full of all Senior Creditors, the Debentureholders shall be subrogated to the rights of the Senior Creditors to receive payments or distributions of assets of the Corporation to the extent of the application thereto of such payments or other assets which would have been received by the Debentureholders but for the provisions hereof until the principal of and interest on the Debentures shall be paid in full, and no such payments or distributions to the Debentureholders of cash, property or securities, which otherwise would be payable or distributable to the Senior Creditors, shall, as between the Corporation, its creditors other than the Senior Creditors, and the Debentureholders, be deemed to be a payment by the Corporation to the Senior Creditors or on account of the Senior Indebtedness, it being understood that the provisions of this Article 5 are and are intended solely for the purpose of defining the relative rights of the Debentureholders, on the one hand, and the Senior Creditors, on the other hand.

The Debenture Trustee, for itself and on behalf of each of the Debentureholders, hereby waives any and all rights to require a Senior Creditor to pursue or exhaust any rights or remedies with respect to the Corporation or any property and assets subject to the Senior Security or in any other manner to require the marshalling of property, assets or security in connection with the exercise by the Senior Creditors of any rights, remedies or recourses available to them.

5.4 Obligation to Pay Not Impaired

Nothing contained in this Article 5 or elsewhere in this Indenture or in the Debentures is intended to or shall impair, as between the Corporation, its creditors other than the Senior Creditors, and the Debentureholders, the obligation of the Corporation, which is absolute and unconditional, to pay to the Debentureholders the principal of and interest on the Debentures, as and when the same shall become due and payable in accordance with their terms, or affect the relative rights of the Debentureholders and creditors of the Corporation other than the Senior Creditors, nor shall anything herein or therein prevent the Debenture Trustee or the Debentureholders from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 5 of the Senior Creditors.

5.5 No Payment if Senior Indebtedness in Default

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration or otherwise, or any other enforcement of any Senior Indebtedness, then all such Senior Indebtedness shall first be paid in full, or shall first have been duly provided for, before any payment is made on account of the Debenture Liabilities.

In case of default with respect to any Senior Indebtedness permitting (either at that time or upon notice, lapse of time or satisfaction of other condition precedent) a Senior Creditor to demand payment or accelerate the maturity thereof, unless and until such default shall have been cured or waived or shall have ceased to exist, no payment (by purchase of Debentures or otherwise) shall be made by the Corporation with respect to the Debenture Liabilities and neither the Debenture Trustee nor the Debentureholders shall be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without limitation by set-off, combination of accounts or otherwise in any manner whatsoever) on account of the Debentures after the happening of such a default (except as provided in Section 5.8), and unless and until such default shall have been cured or waived or shall have ceased to exist, such payments shall be held in trust for the benefit of, and, if and when such Senior Indebtedness shall have become due and payable, shall be paid over to, the Senior Creditors or to the trustee or trustees under any indenture under which any instruments evidencing an amount of the Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to such Senior Creditors.

The fact that any payment hereunder is prohibited by this Section 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder.

5.6 Payment on Debentures Permitted

Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall affect the obligation of the Corporation to make, or prevent the Corporation from making, at any time except as prohibited by, Section 5.2 or 5.5, any payment of principal of or interest on the Debentures. The fact that any such payment is prohibited by Section 5.2 or 5.5 shall not prevent the failure to make such payment from being an Event of Default hereunder. Nothing contained in this Article 5 or elsewhere in this Indenture, or in any of the Debentures, shall prevent the conversion of the Debentures or, except as prohibited by Section 5.2 or 5.5, the application by the Debenture Trustee of any monies deposited with the Debenture Trustee hereunder for the purpose, to the payment of or on account of the Debenture Liabilities.

5.7 Confirmation of Subordination

Each holder of Debentures by his acceptance thereof authorizes and directs the Debenture Trustee on his behalf to take such action as may be necessary or appropriate to effect the subordination as provided in this Article 5, including the entering into of contractual subordination agreements ("**Subordination Agreements**") with one or more Senior Creditors or a trustee or agent for it or them, and appoints the Debenture Trustee his attorney-in-fact for any and all such purposes. Upon request of the Corporation, and upon being furnished an Officer's Certificate stating that one or more named persons are Senior Creditors and specifying the amount and nature of the Senior Indebtedness of such Senior Creditor, the Debenture Trustee shall enter into a Subordination Agreement or Agreements with the Corporation and the person or persons named in such Officer's Certificate providing that such person or persons are entitled to all the rights and benefits of this Article 5 as a Senior Creditor and for such other matters, including those in addition to the provisions of this Article 5, as the Senior Creditor may reasonably request, such as an agreement not to amend the provisions of this Article 5 and the definitions used herein without the consent of such Senior Creditor. Such agreement shall be conclusive evidence that the indebtedness specified therein is Senior Indebtedness, however, nothing herein shall impair the rights of any Senior Creditor who has not entered into such an agreement.

5.8 Knowledge of Debenture Trustee

Notwithstanding the provisions of this Article 5 or any provision in this Indenture or in the Debentures contained, the Debenture Trustee will not be charged with knowledge of any Senior Indebtedness or of

any default in the payment thereof, or of the existence of any other fact that would prohibit the making of any payment of monies to or by the Debenture Trustee, or the taking of any other action by the Debenture Trustee, unless and until the Debenture Trustee has received written notice thereof from the Corporation, any Debentureholder or any Senior Creditor.

5.9 Debenture Trustee May Hold Senior Indebtedness

The Debenture Trustee is entitled to all the rights set forth in this Article 5 with respect to any Senior Indebtedness at the time held by it, to the same extent as any other holder of Senior Indebtedness, and nothing in this Indenture deprives the Debenture Trustee of any of its rights as such holder.

5.10 Rights of Holders of Senior Indebtedness Not Impaired

No right of any present or future holder of any Senior Indebtedness to enforce the subordination herein will at any time or in any way be prejudiced or impaired by any act or failure to act on the part of the Corporation or by any non-compliance by the Corporation with the terms, provisions and covenants of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with.

5.11 Altering the Senior Indebtedness

The holders of the Senior Indebtedness have the right to extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and to release, sell or exchange such security and otherwise to deal freely with the Corporation, all without notice to or consent of the Debentureholders or the Debenture Trustee and without affecting the liabilities and obligations of the parties to this Indenture or the Debentureholders or the Debenture Trustee.

5.12 Additional Indebtedness

This Indenture does not restrict the Corporation from incurring additional indebtedness for borrowed money or otherwise or mortgaging, pledging or charging its properties to secure any indebtedness.

5.13 Right of Debentureholder to Receive Common Shares Not Impaired

The subordination of the Debentures to the Senior Indebtedness and the provisions of this Article 5 do not impair in any way the right of a Debentureholder to convert its Debentures pursuant to Article 6, or to receive Common Shares or other securities similar in nature thereto upon any conversion pursuant to Article 6, upon any redemption pursuant to Article 4 or at maturity pursuant to Article 4.

5.14 Invalidated Payments

In the event that any of the Senior Indebtedness shall be paid in full and subsequently, for whatever reason, such formerly paid or satisfied Senior Indebtedness becomes unpaid or unsatisfied, the terms and conditions of this Article 5 shall be reinstated and the provisions of this Article shall again be operative until all Senior Indebtedness is repaid in full, provided that such reinstatement shall not give the Senior Creditors any rights or recourses against the Debenture Trustee or the Debentureholders for amounts paid to the Debentureholders subsequent to such payment or satisfaction in full and prior to such reinstatement.

5.15 Contesting Security

The Debenture Trustee, for itself and on behalf of the Debentureholders, agrees that it shall not contest or bring into question the validity, perfection or enforceability of any of the Senior Security, or the relative priority of the Senior Security.

ARTICLE 6
CONVERSION OF DEBENTURES

6.1 Applicability of Article

Any Debentures issued hereunder of any series which by their terms are convertible (subject, however, to any applicable restriction of the conversion of Debentures of such series) will be convertible into Common Shares or other securities, at such conversion rate or rates, and on such date or dates and in accordance with such other provisions as shall have been determined at the time of issue of such Debentures and shall have been expressed in this Indenture, in such Debentures, in an Officer's Certificate, or in a supplemental indenture authorizing or providing for the issue thereof.

Such right of conversion shall extend only to the maximum number of whole Common Shares into which the aggregate principal amount of the Debenture or Debentures surrendered for conversion at any one time by the holder thereof may be converted. Fractional interests in Common Shares shall be adjusted for in the manner provided in Section 6.6.

6.2 Notice of Expiry of Conversion Privilege

Notice of the expiry of the conversion privileges of the Debentures shall be given by or on behalf of the Corporation, not more than 60 days and not less than 30 days prior to the date fixed for the Time of Expiry, in the manner provided in Section 14.2.

6.3 Revival of Right to Convert

If the redemption of any Debenture called for redemption by the Corporation is not made or the payment of the purchase price of any Debenture which has been tendered in acceptance of an offer by the Corporation to purchase Debentures for cancellation is not made, in the case of a redemption upon due surrender of such Debenture or in the case of a purchase on the date on which such purchase is required to be made, as the case may be, then, provided the Time of Expiry has not passed, the right to convert such Debentures shall revive and continue as if such Debenture had not been called for redemption or tendered in acceptance of the Corporation's offer, respectively.

6.4 Manner of Exercise of Right to Convert

(a) The holder of a Debenture desiring to convert such Debenture in whole or in part into Common Shares shall surrender such Debenture to the Debenture Trustee at either of its principal offices in the City of Calgary, Alberta or the City of Toronto, Ontario together with a conversion notice in the form attached hereto as **Schedule D** or any other written notice in a form satisfactory to the Debenture Trustee, in either case duly executed by the holder or his executors or administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Debenture Trustee, exercising his right to convert such Debenture in accordance with the provisions of this Article. Thereupon such Debentureholder or, subject to payment of all applicable stamp or security transfer taxes or other governmental charges and compliance with all reasonable requirements of the Debenture Trustee, his nominee(s) or assignee(s), shall be entitled to be entered in the books of the Corporation as at the Date of Conversion (or such later date as is specified in Section 6.4(b)) as the holder of the number of Common Shares into which such Debenture is convertible in accordance with the provisions of this Article and, as soon as practicable thereafter, the Corporation shall deliver to such Debentureholder or, subject as aforesaid, his nominee(s) or assignee(s), a certificate or certificates for such Common Shares and make or cause to be made any payment of interest to which such holder is entitled in accordance with Section 6.4(e) hereof.

(b) For the purposes of this Article, a Debenture shall be deemed to be surrendered for conversion on the date (herein called the "**Date of Conversion**") on which it is so surrendered in accordance with the provisions of this Article and, in the case of a Debenture so surrendered by post or other means of transmission, on the

date on which it is received by the Debenture Trustee at one of its offices specified in Section 6.4(a); provided that if a Debenture is surrendered for conversion on a day on which the register of Common Shares is closed, the person or persons entitled to receive Common Shares shall become the holder or holders of record of such Common Shares as at the date on which such register is next reopened.

(c) Any part, being $1,000 or an integral multiple thereof, of a Debenture in a denomination of $1,000 or greater may be converted as provided in this Article and all references in this Indenture to conversion of Debentures shall be deemed to include conversion of such part.

(d) Upon a holder of any Debenture exercising his right of conversion in respect of only a part of the Debenture and surrendering such Debenture to the Debenture Trustee in accordance with Section 6.4(a), the Debenture Trustee shall cancel the same and shall without charge forthwith certify and deliver to the holder a new Debenture or Debentures in an aggregate principal amount equal to the unconverted part of the principal amount of the Debenture so surrendered or, with respect to a Global Debenture, the Depository shall make notations on the Global Debenture of the principal amount thereof so converted.

(e) The holder of a Debenture surrendered for conversion in accordance with this Section 6.4 shall be entitled (subject to any applicable restriction on the right to receive interest on conversion of Debentures of any series) to receive accrued and unpaid interest in respect thereof up to but excluding the Date of Conversion and the Common Shares issued upon such conversion shall rank only in respect of distributions or dividends declared in favour of shareholders of record on and after the Date of Conversion or such later date as such holder shall become the holder of record of such Common Shares pursuant to Section 6.4(b), from which applicable date they will for all purposes be and be deemed to be issued and outstanding as fully paid and non-assessable Common Shares.

6.5 Adjustment of Conversion Price

The Conversion Price in effect at any date shall be subject to adjustment from time to time as set forth below.

(a) If and whenever at any time prior to the Time of Expiry the Corporation shall (i) subdivide or redivide the outstanding Common Shares into a greater number of shares, (ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares, or (iii) issue Common Shares to the holders of all or substantially all of the outstanding Common Shares by way of a dividend or distribution (other than the issue of Common Shares to holders of Common Shares who have elected to receive dividends or distributions in the form of Common Shares in lieu of cash dividends or cash distributions paid in the ordinary course on the Common Shares), the Conversion Price in effect on the effective date of such subdivision, redivision, reduction, combination or consolidation or on the record date for such issue of Common Shares by way of a dividend or distribution, as the case may be, shall in the case of any of the events referred to in (i) and (iii) above be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, redivision or dividend, or shall, in the case of any of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation. Such adjustment shall be made successively whenever any event referred to in this Section 6.5(a) shall occur. Any such issue of Common Shares by way of a dividend or distribution shall be deemed to have been made on the record date for the dividend or distribution for the purpose of calculating the number of outstanding Common Shares under subsections (b) and (c) of this Section 6.5.

(b) If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the issuance of options, rights or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 95% of the Current Market Price of a Common Share on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such

record date plus a number of Common Shares equal to the quotient obtained by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by such Current Market Price per Common Share, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible or exchangeable). Such adjustment shall be made successively whenever such a record date is fixed. To the extent that any such options, rights or warrants are not so issued or any such options, rights or warrants are not exercised prior to the expiration thereof, the Conversion Price shall be re-adjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if only the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such options, rights or warrants were included in such fraction, as the case may be.

(c) If and whenever at any time prior to the Time of Expiry the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) shares of any class other than Common Shares and other than shares distributed to holders of Common Shares who have elected to receive dividends or distributions in the form of such shares in lieu of dividends or distributions paid in the ordinary course, (ii) rights, options or warrants (excluding rights, options or warrants entitling the holders thereof as at a specified date to subscribe for or purchase Common Shares or securities convertible or exchangeable into Common Shares for a period of not more than 45 days after such date), (iii) evidences of its indebtedness, or (iv) assets (excluding dividends or distributions paid in the ordinary course) then, in each such case, the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price per Common Share on such record date, less the fair market value (as determined by the directors of the Corporation, with the approval of the Debenture Trustee, which determination shall be conclusive) of such shares, rights, options, warrants, evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price per Common Share. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such distribution is not so made, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect if such record date had not been fixed or to the Conversion Price which would then be in effect if only such shares, rights, options, warrants, evidences of indebtedness or assets actually distributed were included in such fraction, as the case may be. In clause (iv) of this subsection (c) the term "dividends or distributions paid in the ordinary course" shall include the value of any securities or other property or assets distributed in lieu of cash dividends or distributions paid in the ordinary course at the option of shareholders.

(d) If and whenever at any time prior to the Time of Expiry, there is a reclassification of the Common Shares or a capital reorganization of the Corporation other than as described in Section 6.5(a) or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other person or other entity; or a sale or conveyance of the assets of the Corporation as an entirety or substantially as an entirety to any other person or other entity; or a liquidation, dissolution or winding-up of the Corporation, any holder of a Debenture who has not exercised its right of conversion prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding-up, upon the exercise of such right thereafter, shall be entitled to receive and shall accept, in lieu of the number of Common Shares then sought to be acquired by it, the number of trust units, shares or other securities or assets of the Corporation or of the person or other entity resulting from such reclassification, capital reorganization, consolidation, amalgamation, arrangement or merger, or to which such sale or conveyance may be made or which holders of Common Shares receive pursuant to such liquidation, dissolution or winding-up, as the case may be, that such holder of a Debenture would have been entitled to receive on such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution or winding-up, if, on the record date or the effective date thereof, as the case may be, the holder had been the registered holder of the number of Common Shares sought to be acquired by it and to which it was entitled to acquire upon the exercise of the

conversion right. If determined appropriate by the directors of the Corporation, to give effect to or to evidence the provisions of this Section 6.5(d), the Corporation, its successor, or such purchasing person or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale or conveyance or liquidation, dissolution or winding-up, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the holder of Debentures to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be, with respect to any trust units, shares or other securities or property to which a holder of Debentures is entitled on the exercise of its conversion rights thereafter. Any indenture entered into between the Corporation and the Debenture Trustee pursuant to the provisions of this Section 6.5(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 16. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing person or other entity and the Debenture Trustee shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 6.5 and which shall apply to successive reclassifications, capital reorganizations, consolidations, amalgamations, arrangements, mergers, sales or conveyances or to a liquidation, dissolution or winding-up.

(e) In any case in which this Section 6.5 shall require that an adjustment shall become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the holder of any Debenture converted after such record date and before the occurrence of such event the additional Common Shares issuable upon such conversion by reason of the adjustment required by such event; provided, however, that the Corporation shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment and the right to receive any distributions made on such additional Common Shares declared in favour of holders of record of Common Shares on and after the Date of Conversion or such later date as such holder would, but for the provisions of this Section 6.5(e), have become the holder of record of such additional Common Shares pursuant to Section 6.4(b).

(f) The adjustments provided for in this Section 6.5 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section, provided that, notwithstanding any other provision of this Section, no adjustment of the Conversion Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Conversion Price then in effect; provided however, that any adjustments which by reason of this Section 6.5(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.

(g) For the purpose of calculating the number of Common Shares outstanding, Common Shares owned by or for the benefit of the Corporation shall not be counted.

(h) In the event of any question arising with respect to the adjustments provided in this Section 6.5, such question shall be conclusively determined by a firm of chartered accountants appointed by the Corporation and acceptable to the Debenture Trustee (who may be the auditors of the Corporation); such accountants shall have access to all necessary records of the Corporation and such determination shall be binding upon the Corporation, the Debenture Trustee, and the Debentureholders.

(i) In case the Corporation shall take any action affecting the Common Shares other than action described in this Section 6.5, which in the opinion of the directors of the Corporation, would materially affect the rights of Debentureholders, the Conversion Price shall be adjusted in such manner and at such time, by action of the directors of the Corporation, subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, as the directors of the Corporation, in their sole discretion may determine to be equitable in the circumstances. Failure of the directors to make such an adjustment shall be conclusive evidence that they have determined that it is equitable to make no adjustment in the circumstances.

(j) Subject to the prior written consent of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed, no adjustment in the Conversion Price shall be made in respect of any event

described in Sections 6.5(a), 6.5(b) or 6.5(c) other than the events described in 6.5(a)(i) or 6.5(a)(ii) if the holders of the Debentures are entitled to participate in such event on the same terms *mutatis mutandis* as if they had converted their Debentures prior to the effective date or record date, as the case may be, of such event.

(k) Except as stated above in this Section 6.5, no adjustment will be made in the Conversion Price for any Debentures as a result of the issuance of Common Shares at less than the Current Market Price for such Common Shares on the date of issuance or the then applicable Conversion Price.

6.6 No Requirement to Issue Fractional Common Shares

The Corporation shall not be required to issue fractional Common Shares upon the conversion of Debentures pursuant to this Article. If more than one Debenture shall be surrendered for conversion at one time by the same holder, the number of whole Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate principal amount of such Debentures to be converted. If any fractional interest in a Common Share would, except for the provisions of this Section, be deliverable upon the conversion of any principal amount of Debentures, the Corporation shall, in lieu of delivering any certificate representing such fractional interest, make a cash payment to the holder of such Debenture of an amount equal to the fractional interest which would have been issuable multiplied by the Current Market Price of the Common Shares on the date of the conversion, provided, however, the Corporation shall not be required to make any payment of less than $10.00.

6.7 Corporation to Reserve Common Shares

The Corporation covenants with the Debenture Trustee that it will at all times reserve and keep available out of its authorized Common Shares, solely for the purpose of issue upon conversion of Debentures as in this Article provided, and conditionally allot to Debentureholders who may exercise their conversion rights hereunder, such number of Common Shares as shall then be issuable upon the conversion of all outstanding Debentures. The Corporation covenants with the Debenture Trustee that all Common Shares which shall be so issuable shall be duly and validly issued as fully paid and non-assessable.

6.8 Cancellation of Converted Debentures

Subject to the provisions of Section 6.4 as to Debentures converted in part, all Debentures converted in whole or in part under the provisions of this Article shall be delivered in accordance with Section 6.4(a) to and cancelled by the Debenture Trustee and no Debenture shall be issued in substitution therefor.

6.9 Certificate as to Adjustment

The Corporation shall from time to time immediately after the occurrence of any event which requires an adjustment or readjustment as provided in Section 6.5, deliver an Officer's Certificate to the Debenture Trustee specifying the nature of the event requiring the same and the amount of the adjustment necessitated thereby and setting forth in reasonable detail the method of calculation and the facts upon which such calculation is based, which certificate and the amount of the adjustment specified therein shall be verified by an opinion of a firm of chartered accountants appointed by the Corporation and acceptable to the Debenture Trustee (who may be the Auditors of the Corporation) and shall be conclusive and binding on all parties in interest. When so approved, the Corporation shall, except in respect of any subdivision, redivision, reduction, combination or consolidation of the Common Shares, forthwith give notice to the Debentureholders in the manner provided in Section 14.2 specifying the event requiring such adjustment or readjustment and the results thereof, including the resulting Conversion Price; provided that, if the Corporation has given notice otherwise than under this Section 6.9 covering all the relevant facts in respect of such event and if the Debenture Trustee approves, no such notice need be given under this Section 6.9.

6.10 Notice of Special Matters

The Corporation covenants with the Debenture Trustee that so long as any Debenture remains outstanding, it will give notice to the Debenture Trustee, and to the Debentureholders in the manner provided in Section 14.2, of its intention to fix a record date for any event referred to in Section 6.5(a), 6.5(b) or 6.5(c) (other than a subdivision, redivision, reduction, combination or consolidation of its Common Shares) which may give rise to an adjustment in the Conversion Price, and, in each case, such notice shall specify the particulars of such event and the record date and the effective date for such event; provided that the Corporation shall only be required to specify in such notice such particulars of such event as shall have been fixed and determined on the date on which such notice is given. Such notice shall be given not less than fourteen (14) days, in each case, prior to such applicable record date.

6.11 Protection of Debenture Trustee

Subject to Section 15.3, the Debenture Trustee:

(a) shall not at any time be under any duty or responsibility to any Debentureholder to determine whether any facts exist which may require any adjustment in the Conversion Price, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(b) shall not be accountable with respect to the validity or value (or the kind or amount) of any Common Shares or of any units, shares or other securities or property which may at any time be issued or delivered upon the conversion of any Debenture; and

(c) shall not be responsible for any failure of the Corporation to make any cash payment or to issue, transfer or deliver Common Shares, units or share certificates upon the surrender of any Debenture for the purpose of conversion, or to comply with any of the covenants contained in this Article.

6.12 U.S. Legend on Common Shares

Each certificate representing Common Shares issued upon conversion of Debentures pursuant to this Article 6 bearing the U.S. Legend set forth in Section 2.14, as well as all certificates issued in exchange or in substitution for the foregoing securities, shall also bear the U.S. Legend set forth in Section 2.14; provided that if the Common Shares are being sold outside the United States in accordance with Rule 904 of Regulation S, and provided that the Corporation is a "foreign issuer" within the meaning of Regulation S at the time of sale, the U.S. Legend may be removed by providing a declaration to the Debenture Trustee, as registrar and transfer agent for the Common Shares, as set forth in **Schedule E** hereto (or as the Corporation may prescribe from time to time); and provided further that, if any such securities are being sold within the United States in accordance with Rule 144A under the 1933 Act, the U.S. Legend may be removed by delivery to the Debenture Trustee, as registrar and transfer agent for the Common Shares, of an opinion of Counsel, of recognized standing reasonably satisfactory to the Corporation, that the U.S. Legend is no longer required under applicable requirements of the 1933 Act or state securities laws. Provided that the Debenture Trustee obtains confirmation from the Corporation that such Counsel is satisfactory to it, it shall be entitled to rely on such opinion of Counsel without further inquiry.

ARTICLE 7
COVENANTS OF THE CORPORATION

The Corporation hereby covenants and agrees with the Debenture Trustee for the benefit of the Debenture Trustee and the Debentureholders, that so long as any Debentures remain outstanding:

7.1 To Pay Principal, Interest and Premium

The Corporation will duly and punctually pay or cause to be paid to every Debentureholder the principal of and interest accrued on and any premium in respect of the Debentures of which it is the holder on the dates, at the places and in the manner mentioned herein and in the Debentures.

7.2 To Carry Out This Indenture

The Corporation will duly and punctually perform and carry out all of the acts or things to be done by it as provided in this Indenture.

7.3 To Pay Debenture Trustee's Remuneration

The Corporation will pay the Debenture Trustee reasonable remuneration for its services as Debenture Trustee hereunder and will repay to the Debenture Trustee on demand all monies which shall have been paid by the Debenture Trustee in connection with the execution of the trusts hereby created and such monies including the Debenture Trustee's remuneration, shall be payable out of any funds coming into the possession of the Debenture Trustee in priority to payment of any principal of the Debentures or interest or premium thereon. The said remuneration shall continue to be payable until the trusts hereof be finally wound up and whether or not the trusts of this Indenture shall be in the course of administration by or under the direction of a court of competent jurisdiction.

7.4 To Give Notice of Default

The Corporation shall notify the Debenture Trustee immediately upon obtaining knowledge of any Event of Default hereunder.

7.5 Preservation of Existence, etc.

Subject to the express provisions hereof, the Corporation will carry on and conduct its activities, and cause its Subsidiaries to carry on and conduct their businesses, in a proper, efficient and business-like manner and in accordance with good business practices; and, subject to the express provisions hereof, it will do or cause to be done all things necessary to preserve and keep in full force and effect its and its Subsidiaries respective existences and rights.

7.6 Keeping of Books

The Corporation will keep or cause to be kept proper books of record and account, in which full and correct entries shall be made of all financial transactions and the assets and business of the Corporation in accordance with generally accepted accounting principles.

7.7 Annual Certificate of Compliance

The Corporation shall deliver to the Debenture Trustee, within 120 days after the end of each calendar year, an Officer's Certificate as to the knowledge of such officer of the Corporation who executes the Officer's Certificate of the Corporation's compliance with all conditions and covenants in this Indenture certifying that after reasonable investigation and inquiry, the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which could, with the giving of notice, lapse of time or otherwise, constitute an Event of Default hereunder, or if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply and steps taken or proposed to be taken to eliminate such circumstances and remedy such Event of Default, as the case may be.

7.8 No Dividends or Distributions on Common Shares if Event of Default

The Corporation shall not, without the prior approval of the holders of Debentures, declare or pay any dividends or distributions (other than dividends or distributions in Common Shares) on any Common Shares at any time after the occurrence of an Event of Default unless and until such default shall have been cured or waived or shall have ceased to exist.

7.9 Limitation on Additional Debentures

The Corporation shall not issue additional debentures which are convertible at the option of the holder into Common Shares ("**convertible debentures**") of equal ranking to the Initial Debentures if the principal amount of all issued and outstanding convertible debentures of the Corporation would exceed 25% of the Total Market Capitalization of the Corporation (calculated as at the date that the Corporation agrees to issue such additional convertible debentures) after giving effect to the issuance of such additional convertible debentures.

7.10 Performance of Covenants by Debenture Trustee

If the Corporation shall fail to perform any of its covenants contained in this Indenture, the Debenture Trustee may notify the Debentureholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Debentureholders. All sums so expended or advanced by the Debenture Trustee in such performance shall be repayable as provided in Section 7.3. No such performance, expenditure or advance by the Debenture Trustee shall be deemed to relieve the Corporation of any default hereunder.

7.11 Taxation

The Corporation shall make all payments of principal and interest (including interest on amounts in default) on the Debentures without withholding of or deduction for or on account of any present or future taxes imposed or levied by any taxing authority unless such taxes are required to be withheld or deducted by the Corporation by law or by the interpretation or administration thereof, or upon demand of the taxing authority. Whenever in this Indenture the Corporation is obligated to make a payment in respect of which it is so required to withhold or deduct a sum in respect of taxes, the provision shall be read and construed so as to permit such deduction or withholding (whether or not explicitly stated in connection with the particular payment obligation).

The Corporation shall make any withholdings or deductions in respect of taxes required by law or by the interpretation or administration thereof and shall remit the full amount withheld or deducted to the relevant taxing authority in accordance with applicable law and shall provide the Debenture Trustee with full particulars thereof.

ARTICLE 8
DEFAULT

8.1 Events of Default

Each of the following events constitutes, and is herein sometimes referred to as, an "**Event of Default**":

(a) failure to pay interest on the Debentures within 10 days of when due;

(b) failure to pay principal or premium, if any, on the Debentures when due whether at maturity, upon redemption, by declaration or otherwise;

(c) default in the observance or performance of any material covenant or condition of this Indenture by the Corporation for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Corporation specifying such default and requiring the Corporation to remedy such default;

(d) if a decree or order of a court having jurisdiction is entered adjudging the Corporation a bankrupt or insolvent under the *Bankruptcy and Insolvency Act* (Canada) or any other bankruptcy, insolvency or analogous laws, or issuing sequestration or process of execution against, or against any substantial part of, the property of the Corporation, or appointing a receiver of, or of any substantial part of, the property of the Corporation or ordering the winding-up or liquidation of its affairs, and any such decree or order continues unstayed and in effect for a period of 60 days;

(e) if the Corporation institutes proceedings to be adjudicated a bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the *Bankruptcy and Insolvency Act* (Canada) for such bankruptcy or insolvency or any other bankruptcy, insolvency or analogous laws, or consents to the filing of any such petition or to the appointment of a receiver of, or of any substantial part of, the property of the Corporation or makes a general assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(f) if a resolution is passed for the winding-up or liquidation of the Corporation except in the course of carrying out or pursuant to a transaction in respect of which the conditions of Section 11.1 are duly observed and performed; or

(g) if, after the date of this Indenture, any proceedings with respect to the Corporation are taken with respect to a compromise or arrangement, with respect to creditors of the Corporation generally, under the applicable legislation of any jurisdiction;

and in each and every such event the Debenture Trustee may, in its discretion, and shall, upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding, subject to the provisions of Section 8.3, by notice in writing to the Corporation declare the principal of and interest on all Debentures then outstanding and all other monies outstanding hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Debenture Trustee, and the Corporation shall forthwith pay to the Debenture Trustee for the benefit of the Debentureholders such principal, accrued and unpaid interest and interest on amounts in default on such Debenture (and, where such a declaration is based upon a voluntary winding-up or liquidation of the Corporation, the premium, if any, on the Debentures then outstanding which would have been payable upon the redemption thereof by the Corporation on the date of such declaration) and all other monies outstanding hereunder, together with subsequent interest at the rate borne by the Debentures on such principal, interest and such other monies from the date of such declaration until payment is received by the Debenture Trustee, such subsequent interest to be payable at the times and places and in the manner mentioned in and according to the tenor of the Debentures. Such payment when made shall be deemed to have been made in discharge of the Corporation's obligations hereunder and any monies so received by the Debenture Trustee shall be applied in the manner provided in Section 8.6.

For greater certainty, for the purposes of this Section 8.1, a series of Debentures shall be in default in respect of an Event of Default if such Event of Default relates to a default in the payment of principal, premium, if any, or interest on the Debentures of such series in which case references to Debentures in this Section 8.1 refer to Debentures of that particular series.

For purposes of this Article 8, where the Event of Default refers to an Event of Default with respect to a particular series of Debentures as described in this Section 8.1, then this Article 8 shall apply *mutatis mutandis* to the Debentures of such series and references in this Article 8 to the Debentures shall mean Debentures of the particular series and references to the Debentureholders shall refer to the Debentureholders of the particular series, as applicable, unless the context otherwise requires.

8.2 Notice of Events of Default

If an Event of Default shall occur and be continuing the Debenture Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Debentureholders in the manner provided in Section 14.2, provided that notwithstanding the foregoing, unless the Debenture Trustee shall have been requested to do so by the holders of at least 25% of the principal amount of the Debentures then outstanding, the Debenture Trustee shall not be required to give such notice if the Debenture Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Debentureholders and shall have so advised the Corporation in writing.

8.3 Waiver of Default

Upon the happening of any Event of Default hereunder:

(a) the holders of the Debentures shall have the power (in addition to the powers exercisable by Extraordinary Resolution as hereinafter provided) by requisition in writing by the holders of more than 50% of the principal amount of Debentures then outstanding, to instruct the Debenture Trustee to waive any Event of Default and to cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 and the Debenture Trustee shall thereupon waive the Event of Default and cancel such declaration, or either, upon such terms and conditions as shall be prescribed in such requisition; provided that notwithstanding the foregoing if the Event of Default has occurred by reason of the non-observance or non-performance by the Corporation of any covenant applicable only to one or more series of Debentures, then the holders of more than 50% of the principal amount of the outstanding Debentures of that series shall be entitled to exercise the foregoing power and the Debenture Trustee shall so act and it shall not be necessary to obtain a waiver from the holders of any other series of Debentures; and

(b) the Debenture Trustee, so long as it has not become bound to declare the principal and interest on the Debentures then outstanding to be due and payable, or to obtain or enforce payment of the same, shall have power to waive any Event of Default if, in the Debenture Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to cancel any such declaration theretofore made by the Debenture Trustee in the exercise of its discretion, upon such terms and conditions as the Debenture Trustee may deem advisable.

No such act or omission either of the Debenture Trustee or of the Debentureholders shall extend to or be taken in any manner whatsoever to affect any subsequent Event of Default or the rights resulting therefrom.

8.4 Enforcement by the Debenture Trustee

Subject to the provisions of Section 8.3 and to the provisions of any Extraordinary Resolution that may be passed by the Debentureholders, if the Corporation shall fail to pay to the Debenture Trustee, forthwith after the same shall have been declared to be due and payable under Section 8.1, the principal of and premium (if any) and interest on all Debentures then outstanding, together with any other amounts due hereunder, the Debenture Trustee may in its discretion and shall upon receipt of a request in writing signed by the holders of not less than 25% in principal amount of the Debentures then outstanding and upon being funded and indemnified to its reasonable satisfaction against all costs, expenses and liabilities to be incurred, proceed in its name as trustee hereunder to obtain or enforce payment of such principal of and premium (if any) and interest on all the Debentures then outstanding together with any other amounts due hereunder by such proceedings authorized by this Indenture or by law or equity as the Debenture Trustee in such request shall have been directed to take, or if such request contains no such direction, or if the Debenture Trustee shall act without such request, then by such proceedings authorized by this Indenture or by suit at law or in equity as the Debenture Trustee shall deem expedient.

The Debenture Trustee shall be entitled and empowered, either in its own name or as Debenture Trustee of an express trust, or as attorney-in-fact for the holders of the Debentures, or in any one or more of such capacities, to file such proof of debt, amendment of proof of debt, claim, petition or other document as may be necessary or advisable in order to have the claims of the Debenture Trustee and of the holders of the Debentures allowed in any insolvency, bankruptcy, liquidation or other judicial proceedings relative to the Corporation or its creditors or relative to or affecting its property. The Debenture Trustee is hereby irrevocably appointed (and the successive respective holders of the Debentures by taking and holding the same shall be conclusively deemed to have so appointed the Debenture Trustee) the true and lawful attorney-in-fact of the respective holders of the Debentures with authority to make and file in the respective names of the holders of the Debentures or on behalf of the holders of the Debentures as a class, subject to deduction from any such claims of the amounts of any claims filed by any of the holders of the Debentures themselves, any proof of debt, amendment of proof of debt, claim, petition or other document in any such proceedings and to receive payment of any sums becoming distributable on account thereof, and to execute any such other papers and documents and to do and perform any and all such acts and things for and on behalf of such holders of the Debentures, as may be necessary or advisable in the opinion of the Debenture Trustee, in order to have the respective claims of the Debenture Trustee and of the holders of the Debentures against the Corporation or its property allowed in any such proceeding, and to receive payment of or on account of such claims; provided, however, that subject to Section 8.3, nothing contained in this Indenture shall be deemed to give to the Debenture Trustee, unless so authorized by Extraordinary Resolution, any right to accept or

consent to any plan of reorganization or otherwise by action of any character in such proceeding to waive or change in any way any right of any Debentureholder.

The Debenture Trustee shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Debentureholders.

All rights of action hereunder may be enforced by the Debenture Trustee without the possession of any of the Debentures or the production thereof on the trial or other proceedings relating thereto. Any such suit or proceeding instituted by the Debenture Trustee shall be brought in the name of the Debenture Trustee as trustee of an express trust, and any recovery of judgment shall be for the rateable benefit of the holders of the Debentures subject to the provisions of this Indenture. In any proceeding brought by the Debenture Trustee (and also any proceeding in which a declaratory judgment of a court may be sought as to the interpretation or construction of any provision of this Indenture, to which the Debenture Trustee shall be a party) the Debenture Trustee shall be held to represent all the holders of the Debentures, and it shall not be necessary to make any holders of the Debentures parties to any such proceeding.

8.5 No Suits by Debentureholders

No holder of any Debenture shall have any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing payment of the principal of or interest on the Debentures or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the *Bankruptcy and Insolvency Act* (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceeding or for any other remedy hereunder, unless: (a) such holder shall previously have given to the Debenture Trustee written notice of the happening of an Event of Default hereunder; and (b) the Debentureholders by Extraordinary Resolution or by written instrument signed by the holders of at least 25% in principal amount of the Debentures then outstanding shall have made a request to the Debenture Trustee and the Debenture Trustee shall have been afforded reasonable opportunity either itself to proceed to exercise the powers hereinbefore granted or to institute an action, suit or proceeding in its name for such purpose; and (c) the Debentureholders or any of them shall have furnished to the Debenture Trustee, when so requested by the Debenture Trustee, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby; and (d) the Debenture Trustee shall have failed to act within a reasonable time after such notification, request and offer of indemnity and such notification, request and offer of indemnity are hereby declared in every such case, at the option of the Debenture Trustee, to be conditions precedent to any such proceeding or for any other remedy hereunder by or on behalf of the holder of any Debentures.

8.6 Application of Monies by Debenture Trustee

(a) Except as herein otherwise expressly provided, any monies received by the Debenture Trustee from the Corporation pursuant to the foregoing provisions of this Article 8, or as a result of legal or other proceedings or from any trustee in bankruptcy or liquidator of the Corporation, shall be applied, together with any other monies in the hands of the Debenture Trustee available for such purpose, as follows:

  (i) first, in payment or in reimbursement to the Debenture Trustee of its compensation, costs, charges, expenses, borrowings, advances or other monies furnished or provided by or at the instance of the Debenture Trustee in or about the execution of its trusts under, or otherwise in relation to, this Indenture, with interest thereon as herein provided;

  (ii) second, but subject as hereinafter in this Section 8.6 provided, in payment, rateably and proportionately to the holders of Debentures, of the principal of and premium (if any) and accrued and unpaid interest and interest on amounts in default on the Debentures which shall then be outstanding in the priority of principal first and then premium and then accrued and unpaid interest and interest on amounts in default unless otherwise directed by Extraordinary Resolution and in that case in such order or priority as between principal, premium (if any) and interest as may be directed by such resolution; and

(iii) third, in payment of the surplus, if any, of such monies to the Corporation or its assigns;

provided, however, that no payment shall be made pursuant to clause (ii) above in respect of the principal, premium or interest on any Debenture held, directly or indirectly, by or for the benefit of the Corporation or any Subsidiary (other than any Debenture pledged for value and in good faith to a person other than the Corporation or any Subsidiary but only to the extent of such person's interest therein) except subject to the prior payment in full of the principal, premium (if any) and interest (if any) on all Debentures which are not so held.

(b) The Debenture Trustee shall not be bound to apply or make any partial or interim payment of any monies coming into its hands if the amount so received by it, after reserving thereout such amount as the Debenture Trustee may think necessary to provide for the payments mentioned in Section 8.6(a)(i), is insufficient to make a distribution of at least 2% of the aggregate principal amount of the outstanding Debentures, but it may retain the money so received by it and invest or deposit the same as provided in Section 15.9 until the money or the investments representing the same, with the income derived therefrom, together with any other monies for the time being under its control shall be sufficient for the said purpose or until it shall consider it advisable to apply the same in the manner hereinbefore set forth. The foregoing shall, however, not apply to a final payment in distribution hereunder.

8.7 Notice of Payment by Debenture Trustee

Not less than 15 days notice shall be given in the manner provided in Section 14.2 by the Debenture Trustee to the Debentureholders of any payment to be made under this Article 8. Such notice shall state the time when and place where such payment is to be made and also the liability under this Indenture to which it is to be applied. After the day so fixed, unless payment shall have been duly demanded and have been refused, the Debentureholders will be entitled to interest only on the balance (if any) of the principal monies, premium (if any) and interest (if any) due to them, respectively, on the Debentures, after deduction of the respective amounts payable in respect thereof on the day so fixed.

8.8 Debenture Trustee May Demand Production of Debentures

The Debenture Trustee shall have the right to demand production of the Debentures in respect of which any payment of principal, interest or premium required by this Article 8 is made and may cause to be endorsed on the same a memorandum of the amount so paid and the date of payment, but the Debenture Trustee may, in its discretion, dispense with such production and endorsement, upon such indemnity being given to it and to the Corporation as the Debenture Trustee shall deem sufficient.

8.9 Remedies Cumulative

No remedy herein conferred upon or reserved to the Debenture Trustee, or upon or to the holders of Debentures is intended to be exclusive of any other remedy, but each and every such remedy shall be cumulative and shall be in addition to every other remedy given hereunder or now existing or hereafter to exist by law or by equity.

8.10 Judgment Against the Corporation

The Corporation covenants and agrees with the Debenture Trustee that, in case of any judicial or other proceedings to enforce the rights of the Debentureholders, judgment may be rendered against it in favour of the Debentureholders or in favour of the Debenture Trustee, as trustee for the Debentureholders, for any amount which may remain due in respect of the Debentures and premium (if any) and the interest thereon and any other monies owing hereunder.

8.11 Immunity of Debenture Trustee and Others

The Debentureholders and the Debenture Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future officer or director of the Corporation or holder of Common Shares of the Corporation or of any successor thereto, for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Corporation herein or in the Debentures contained.

ARTICLE 9
SATISFACTION AND DISCHARGE

9.1 Cancellation and Destruction

All Debentures shall forthwith after payment of all obligations thereunder be delivered to the Debenture Trustee and cancelled by it. All Debentures cancelled or required to be cancelled under this or any other provision of this Indenture shall be destroyed by the Debenture Trustee and, if required by the Corporation, the Debenture Trustee shall furnish to it a destruction certificate setting out the designating numbers of the Debentures so destroyed.

9.2 Non-Presentation of Debentures

In case the holder of any Debenture shall fail to present the same for payment on the date on which the principal, premium (if any) or the interest thereon or represented thereby becomes payable either at maturity or otherwise or shall not accept payment on account thereof and give such receipt therefor, if any, as the Debenture Trustee may require:

(a) the Corporation shall be entitled to pay or deliver to the Debenture Trustee and direct it to set aside; or

(b) in respect of monies or Common Shares in the hands of the Debenture Trustee which may or should be applied to the payment of the Debentures, the Corporation shall be entitled to direct the Debenture Trustee to set aside; or

(c) if the redemption was pursuant to notice given by the Debenture Trustee, the Debenture Trustee may itself set aside;

the principal, premium (if any) or the interest, as the case may be, in trust to be paid to the holder of such Debenture upon due presentation or surrender thereof in accordance with the provisions of this Indenture; and thereupon the principal, premium (if any) or the interest payable on or represented by each Debenture in respect whereof such monies or Common Shares, if applicable, have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving delivery and payment of the monies or Common Shares, if applicable, so set aside by the Debenture Trustee upon due presentation and surrender thereof, subject always to the provisions of Section 9.3.

9.3 Repayment of Unclaimed Monies or Common Shares

Subject to applicable law, any monies or Common Shares, if applicable, set aside under Section 9.2 and not claimed by and paid to holders of Debentures as provided in Section 9.2 within six years after the date of such setting aside shall be repaid and delivered to the Corporation by the Debenture Trustee and thereupon the Debenture Trustee shall be released from all further liability with respect to such monies or Common Shares, if applicable, and thereafter the holders of the Debentures in respect of which such monies or Common Shares, if applicable, were so repaid to the Corporation shall have no rights in respect thereof except to obtain payment and delivery of the monies or Common Shares, if applicable, from the Corporation subject to any limitation period provided by the laws of the Province of Alberta. Notwithstanding the foregoing, the Debenture Trustee will pay any remaining funds prior to the expiry of six years after the setting aside described in Section 9.2 to the Corporation upon receipt from the Corporation, or one of its Subsidiaries, of an unconditional letter of credit from a Canadian

chartered bank in an amount equal to or in excess of the amount of the remaining funds. If the remaining funds are paid to the Corporation prior to the expiry of six years after such setting aside, the Corporation shall reimburse the Debenture Trustee for any amounts so set aside which are required to be paid by the Debenture Trustee to a holder of a Debenture after the date of such payment of the remaining funds to the Corporation but prior to six years after such setting aside.

9.4 Discharge

The Debenture Trustee shall at the written request of the Corporation release and discharge this Indenture and execute and deliver such instruments as it shall be advised by Counsel are requisite for that purpose and to release the Corporation from its covenants herein contained (other than the provisions relating to the indemnification of the Debenture Trustee), upon proof being given to the reasonable satisfaction of the Debenture Trustee that the principal and premium (if any) of and interest (including interest on amounts in default, if any), on all the Debentures and all other monies payable hereunder have been paid or satisfied or that all the Debentures having matured or having been duly called for redemption, payment of the principal of and interest (including interest on amounts in default, if any) on such Debentures and of all other monies payable hereunder has been duly and effectually provided for in accordance with the provisions hereof.

9.5 Satisfaction

(a) The Corporation shall be deemed to have fully paid, satisfied and discharged all of the outstanding Debentures of any series and the Debenture Trustee, at the expense of the Corporation, shall execute and deliver proper instruments acknowledging the full payment, satisfaction and discharge of such Debentures, when, with respect to all of the outstanding Debentures or all of the outstanding Debentures of any series, as applicable, either:

(i) the Corporation has deposited or caused to be deposited with the Debenture Trustee as trust funds or property in trust for the purpose of making payment on such Debentures, an amount in money or Common Shares, if applicable, sufficient to pay, satisfy and discharge the entire amount of principal, premium, if any, and interest, if any, to maturity or any repayment date or Redemption Dates, as the case may be, of such Debentures; or

(ii) the Corporation has deposited or caused to be deposited with the Debenture Trustee as trust property in trust for the purpose of making payment on such Debentures:

(A) if the Debentures are issued in Canadian dollars, such amount in Canadian dollars of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or Common Shares, if applicable; or

(B) if the Debentures are issued in a currency or currency unit other than Canadian dollars, cash in the currency or currency unit in which the Debentures are payable and/or such amount in such currency or currency unit of direct obligations of, or obligations the principal and interest of which are guaranteed by, the Government of Canada or the government that issued the currency or currency unit in which the Debentures are payable or Common Shares, if applicable;

as will, together with the income to accrue thereon and reinvestment thereof, be sufficient to pay and discharge the entire amount of principal and accrued and unpaid interest to maturity or any repayment date, as the case may be, of all such Debentures;

and in either event:

(iii) the Corporation has paid, caused to be paid or made provisions to the satisfaction of the Debenture Trustee for the payment of all other sums payable with respect to all of such Debentures (together

with all applicable expenses of the Debenture Trustee in connection with the payment of such Debentures); and

(iv) the Corporation has delivered to the Debenture Trustee an Officer's Certificate stating that all conditions precedent herein provided relating to the payment, satisfaction and discharge of all such Debentures have been complied with.

Any deposits with the Debenture Trustee referred to in this Section 9.5 shall be irrevocable, subject to Section 9.6, and shall be made under the terms of an escrow and/or trust agreement in form and substance satisfactory to the Debenture Trustee and which provides for the due and punctual payment of the principal of, and interest and premium, if any, on the Debentures being satisfied.

(b) Upon the satisfaction of the conditions set forth in this Section 9.5 with respect to all the outstanding Debentures, or all the outstanding Debentures of any series, as applicable, the terms and conditions of the Debentures, including the terms and conditions with respect thereto set forth in this Indenture (other than those contained in Articles 2, 4 and 6 and the provisions of Article 1 pertaining to the foregoing provisions) shall no longer be binding upon or applicable to the Corporation.

(c) Any funds or obligations deposited with the Debenture Trustee pursuant to this Section 9.5 shall be denominated in the currency or denomination of the Debentures in respect of which such deposit is made.

(d) If the Debenture Trustee is unable to apply any money or securities in accordance with this Section 9.5 by reason of any legal proceeding or any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Corporation's obligations under this Indenture and the affected Debentures shall be revived and reinstated as though no money or securities had been deposited pursuant to this Section 9.5 until such time as the Debenture Trustee is permitted to apply all such money or securities in accordance with this Section 9.5, provided that if the Corporation has made any payment in respect of principal, premium or interest on Debentures or, as applicable, other amounts because of the reinstatement of its obligations, the Corporation shall be subrogated to the rights of the holders of such Debentures to receive such payment from the money or securities held by the Debenture Trustee.

9.6 Continuance of Rights, Duties and Obligations

(a) Where trust funds or trust property have been deposited pursuant to Section 9.5, the holders of Debentures and the Corporation shall continue to have and be subject to their respective rights, duties and obligations under Articles 2, 4 and 6, as may be applicable.

(b) In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5 in respect of a series of Debentures (the "**Defeased Debentures**"), any holder of any of the Defeased Debentures from time to time converts its Debentures to Common Shares or other securities of the Corporation in accordance with Article 6 or any other provision of this Indenture, the Debenture Trustee shall upon receipt of a Written Direction of the Corporation return to the Corporation from time to time the proportionate amount of the trust funds or other trust property deposited with the Debenture Trustee pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures so converted (which amount shall be based on the applicable principal amount of the Defeased Debentures being converted in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

(c) In the event that, after the deposit of trust funds or trust property pursuant to Section 9.5, the Corporation is required to make an Offer to purchase any outstanding Debentures pursuant to any provision of this Indenture, the Corporation shall be entitled to use any trust money or trust property deposited with the Debenture Trustee pursuant to Section 9.5 for the purpose of paying to any holders of Defeased Debentures who have accepted any such offer of the Corporation the total offer price payable to such holders in respect of such Offer. Upon receipt of a Written Direction from the Corporation, the Debenture Trustee shall be entitled to pay to such holder from such trust money or trust property deposited with the Debenture Trustee

pursuant to Section 9.5 in respect of the Defeased Debentures which is applicable to the Defeased Debentures held by such holders who have accepted any such offer to the Corporation (which amount shall be based on the applicable principal amount of the Defeased Debentures held by accepting offerees in relation to the aggregate outstanding principal amount of all the Defeased Debentures).

ARTICLE 10
COMMON SHARE INTEREST PAYMENT ELECTION

10.1 Common Share Interest Payment Election

(a) Provided that the Corporation is not in default under this Indenture and that all applicable regulatory approvals have been obtained (including any required approval of any stock exchange on which the Debentures or Common Shares are then listed), the Corporation shall have the right, from time to time, to make a Common Share Interest Payment Election in respect of any Interest Obligation by delivering a Common Share Interest Payment Election Notice to the Debenture Trustee no later than the date required by applicable law or the rules of any stock exchange on which the Debentures or Common Shares are then listed.

(b) Upon receipt of a Common Share Interest Payment Election Notice, the Debenture Trustee shall, in accordance with this Article 10 and such Common Share Interest Payment Election Notice, deliver Common Share Bid Requests to the investment banks, brokers or dealers identified by the Corporation, in its absolute discretion, in the Common Share Interest Payment Election Notice. In connection with the Common Share Interest Payment Election, the Debenture Trustee shall have the power to: (i) accept delivery of the Common Shares from the Corporation and process the Common Shares in accordance with the Common Share Interest Payment Election Notice; (ii) accept bids with respect to, and consummate sales of, such Common Shares, each as the Corporation shall direct in its absolute discretion through the investment banks, brokers or dealers identified by the Corporation in the Common Share Interest Payment Election Notice; (iii) invest the proceeds of such sales on the direction of the Corporation in Government Obligations which mature prior to an applicable Interest Payment Date and use such proceeds to pay the Interest Obligation in respect of which the Common Share Interest Payment Election was made; and (iv) perform any other action necessarily incidental thereto as directed by the Corporation in its absolute discretion. The Common Share Interest Payment Election Notice shall direct the Debenture Trustee to solicit and accept only, and each Common Share Bid Request shall provide that the acceptance of any bid is conditional on the acceptance of, sufficient bids to result in aggregate proceeds from such issue and sale of Common Shares which, together with the cash payments by the Corporation in lieu of fractional Common Shares, if any, equal the Interest Obligation on the Common Share Delivery Date.

(c) The Common Share Interest Payment Election Notice shall provide for, and all bids shall be subject to, the right of the Corporation, by delivering written notice to the Debenture Trustee at any time prior to the consummation of such delivery and sale of the Common Shares on the Common Share Delivery Date, to withdraw the Common Share Interest Payment Election (which shall have the effect of withdrawing each related Common Share Bid Request), whereupon the Corporation shall be obliged to pay in cash the Interest Obligation in respect of which the Common Share Interest Payment Election Notice has been delivered.

(d) Any sale of Common Shares pursuant to this Article 10 may be made to one or more persons whose bids are solicited, but all such sales with respect to a particular Common Share Interest Payment Election shall take place concurrently on the Common Share Delivery Date.

(e) The amount received by a holder of a Debenture in respect of the Interest Obligation or the entitlement thereto will not be affected by whether or not the Corporation elects to satisfy the Interest Obligation pursuant to a Common Share Interest Payment Election.

(f) The Debenture Trustee shall inform the Corporation promptly following receipt of any bid or bids for Common Shares solicited pursuant to the Common Share Bid Requests. The Debenture Trustee shall accept such bid or bids as the Corporation, in its absolute discretion, shall direct by Written Direction of the

Corporation, provided that the aggregate proceeds of all sales of Common Shares resulting from the acceptance of such bids, together with the amount of any cash payment by the Corporation in lieu of any fractional Common Shares, on the Common Share Delivery Date, must be equal to the related Common Share Interest Payment Election Amount in connection with any bids so accepted, and the Corporation, the Debenture Trustee (if required by the Corporation in its absolute discretion) and the applicable bidders shall, not later than the Common Share Delivery Date, enter into Common Share Purchase Agreements and shall comply with all Applicable Securities Legislation, including the securities rules and regulations of any stock exchange on which the Debentures or Common Shares are then listed. The Corporation shall pay all fees and expenses in connection with the Common Share Purchase Agreements including the fees and commissions charged by the investment banks, brokers and dealers and the fees of the Debenture Trustee.

(g) Provided that: (i) all conditions specified in each Common Share Purchase Agreement to the closing of all sales thereunder have been satisfied, other than the delivery of the Common Shares to be sold thereunder against payment of the purchase price thereof; and (ii) the purchasers under each Common Share Purchase Agreement shall be ready, willing and able to perform thereunder, in each case on the Common Share Delivery Date, the Corporation shall, on the Common Share Delivery Date, deliver to the Debenture Trustee the Common Shares to be sold on such date, an amount in cash equal to the value of any fractional Common Shares and an Officer's Certificate to the effect that all conditions precedent to such sales, including those set forth in this Indenture and in each Common Share Purchase Agreement, have been satisfied. Upon such deliveries, the Debenture Trustee shall consummate such sales on such Common Share Delivery Date by the delivery of the Common Shares to such purchasers against payment to the Debenture Trustee in immediately available funds of the purchase price therefor in an aggregate amount equal to the Common Share Interest Payment Election Amount (less any amount attributable to any fractional Common Shares), whereupon the sole right of a holder of Debentures to receive such holder's portion of the Common Share Interest Payment Election Amount will be to receive the same from the Debenture Trustee out of the proceeds of such sales of Common Shares plus any amount received by the Debenture Trustee from the Corporation attributable to any fractional Common Shares in full satisfaction of the Interest Obligation and the holder will have no further recourse to the Corporation in respect of the Interest Obligation.

(h) The Debenture Trustee shall, on the Common Share Delivery Date, use the sale proceeds of the Common Shares (together with any cash received from the Corporation in lieu of any fractional Common Shares) to purchase, on the direction of the Corporation in writing, Government Obligations which mature prior to the applicable Interest Payment Date and which the Debenture Trustee is required to hold until maturity (the "**Common Share Proceeds Investment**") and shall, on such date, deposit the balance, if any, of such sale proceeds in an account established by the Corporation (and which shall be maintained by and subject to the control of the Debenture Trustee) (the "**Interest Account**") for such Debentures. The Debenture Trustee shall hold such Common Share Proceeds Investment (but not income earned thereon) under its exclusive control in an irrevocable trust for the benefit of the holders of the Debentures. At least one Business Day prior to the Interest Payment Date, the Debenture Trustee shall deposit amounts from the proceeds of the Common Share Proceeds Investment in the Interest Account to bring the balance of the Interest Account to the Common Share Interest Payment Election Amount. On the Interest Payment Date, the Debenture Trustee shall pay the funds held in the Interest Account to the holders of record of the Debentures on the Interest Payment Date (less any tax required to be deducted, if any) and, provided that there is no Event of Default, shall remit amounts, if any, in respect of income earned on the Common Share Proceeds Investment or otherwise in excess of the Common Share Interest Payment Election Amount to the Corporation.

(i) Neither the making of a Common Share Payment Election nor the consummation of sales of Common Shares on a Common Share Delivery Date shall (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the Interest Obligation payable on such date or (ii) entitle such holders to receive any Common Shares in satisfaction of such Interest Obligation.

(j) No fractional Common Shares will be issued in satisfaction of interest but in lieu thereof the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest (less any tax required to be deducted, if any).

ARTICLE 11
SUCCESSORS

11.1 Restrictions on Amalgamation, Merger and Sale of Certain Assets, etc.

Subject to the provisions of Article 12, the Corporation shall not enter into any transaction or series of transactions whereby all or substantially all of its undertaking, property or assets would become the property of any other person (herein called a "**Successor**") whether by way of reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or otherwise, unless:

(a) prior to or contemporaneously with the consummation of such transaction the Corporation and the Successor shall have executed such instruments and done such things as, in the opinion of Counsel, are necessary or advisable to establish that upon the consummation of such transaction:

(i) the Successor will have assumed all the covenants and obligations of the Corporation under this Indenture in respect of the Debentures;

(ii) the Debentures will be valid and binding obligations of the Successor entitling the holders thereof, as against the Successor, to all the rights of Debentureholders under this Indenture; and

(iii) in the case of an entity organized otherwise than under the laws of the Province of Alberta, the Successor shall attorn to the jurisdiction of the courts of the Province of Alberta;

(b) such transaction, in the opinion of Counsel, shall be on such terms as to substantially preserve and not impair any of the rights and powers of the Debenture Trustee or of the Debentureholders hereunder; and

(c) no condition or event shall exist as to the Corporation (at the time of such transaction) or the Successor (immediately after such transaction) and after giving full effect thereto or immediately after the Successor shall become liable to pay the principal monies, premium, if any, interest and other monies due or which may become due hereunder, which constitutes or would constitute an Event of Default hereunder.

11.2 Vesting of Powers in Successor

Whenever the conditions of Section 11.1 shall have been duly observed and performed, any Successor formed by or resulting from such transaction shall succeed to, and be substituted for, and may exercise every right and power of the Corporation under this Indenture with the same effect as though the Successor had been named as the Corporation herein and thereafter, except in the case of a lease or other similar disposition of property to the Successor, the Corporation shall be relieved of all obligations and covenants under this Indenture and the Debentures forthwith upon the Corporation delivering to the Debenture Trustee an opinion of Counsel to the effect that the conditions of Section 11.1 will have been duly observed and performed on completion of the transaction and that the transaction shall not result in any material adverse tax consequences to the Corporation or the Successor. The Debenture Trustee will, at the expense of the Successor, execute any documents which it may be advised by Counsel are necessary or advisable for effecting or evidencing such release and discharge.

ARTICLE 12
COMPULSORY ACQUISITION

12.1 Definitions

In this Article:

(a) "**Affiliate**" and "**Associate**" shall have their respective meanings set forth in the *Securities Act* (Alberta);

(b) "**Dissenting Debentureholders**" means a Debentureholder who does not accept an Offer referred to in Section 12.2 and includes any assignee of the Debenture of a Debentureholder to whom such an Offer is made, whether or not such assignee is recognized under this Indenture;

(c) "**Offer**" means an offer to acquire outstanding Debentures where, as of the date of the offer to acquire, the Debentures that are subject to the offer to acquire, together with the Offeror's Debentures, constitute in the aggregate 20% or more of the outstanding principal amount of the Debentures;

(d) "**offer to acquire**" includes an acceptance of an offer to sell;

(e) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer to acquire Debentures;

(f) "**Offeror's Notice**" means the notice described in Section 12.3; and

(g) "**Offeror's Debentures**" means Debentures beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any Affiliate or Associate of the Offeror or any person acting jointly or in concert with the Offeror.

12.2 Offer for Debentures

If an Offer for all of the outstanding Debentures (other than Debentures held by or on behalf of the Offeror or an Affiliate or Associate of the Offeror) is made and:

(a) within the time provided in the Offer for its acceptance or within 60 days after the date the Offer is made, whichever period is the shorter, the Offer is accepted by Debentureholders representing at least 90% of the outstanding principal amount of the Debentures, other than the Offeror's Debentures;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for the Debentures of the Debentureholders who accepted the Offer; and

(c) the Offeror complies with Sections 12.3 and 12.5;

the Offeror shall be entitled to acquire, and the Dissenting Debentureholders shall be required to sell to the Offeror, the Debentures held by the Dissenting Debentureholder for the same consideration per Debenture payable or paid, as the case may be, under the Offer.

12.3 Offeror's Notice to Dissenting Debentureholders

Where an Offeror is entitled to acquire Debentures held by Dissenting Debentureholders pursuant to Section 12.2 and the Offeror wishes to exercise such right, the Offeror shall send by registered mail within 30 days after the date of termination of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Debentureholder stating that:

(a) Debentureholders holding at least 90% of the principal amount of all outstanding Debentures, other than Offeror's Debentures, have accepted the Offer;

(b) the Offeror is bound to take up and pay for, or has taken up and paid for, the Debentures of the Debentureholders who accepted the Offer;

(c) Dissenting Debentureholders must transfer their respective Debentures to the Offeror on the terms on which the Offeror acquired the Debentures of the Debentureholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(d) Dissenting Debentureholders must send their respective Debenture certificate(s) to the Debenture Trustee within 21 days after the date of the sending of the Offeror's Notice.

12.4 Delivery of Debenture Certificates

A Dissenting Debentureholder to whom an Offeror's Notice is sent pursuant to Section 12.3 shall, within 21 days after the sending of the Offeror's Notice, send his or her Debenture certificate(s) to the Debenture Trustee duly endorsed for transfer.

12.5 Payment of Consideration to Debenture Trustee

Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section 12.3, the Offeror shall pay or transfer to the Debenture Trustee, or to such other person as the Debenture Trustee may direct, the cash or other consideration that is payable to Dissenting Debentureholders pursuant to Section 12.2. The acquisition by the Offeror of all Debentures held by all Dissenting Debentureholders shall be effective as of the time of such payment or transfer.

12.6 Consideration to be held in Trust

The Debenture Trustee, or the person directed by the Debenture Trustee, shall hold in trust for the Dissenting Debentureholders the cash or other consideration they or it receives under Section 12.5. The Debenture Trustee, or such persons, shall deposit cash in a separate account in a Canadian chartered bank, or other body corporate, any of whose deposits are insured by the Canada Deposit Insurance Corporation, and shall place other consideration in the custody of a Canadian chartered bank or such other body corporate.

12.7 Completion of Transfer of Debentures to Offeror

Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 12.3, the Debenture Trustee, if the Offeror has complied with Section 12.5, shall:

(a) do all acts and things and execute and cause to be executed all instruments as in the Debenture Trustee's opinion may be necessary or desirable to cause the transfer of the Debentures of the Dissenting Debentureholders to the Offeror;

(b) send to each Dissenting Debentureholder who has complied with Section 12.4 the consideration to which such Dissenting Debentureholder is entitled under this Article 12; and

(c) send to each Dissenting Debentureholder who has not complied with Section 12.4 a notice stating that:

  (i) his or her Debentures have been transferred to the Offeror;

  (ii) the Debenture Trustee or some other person designated in such notice is holding in trust the consideration for such Debentures; and

  (iii) the Debenture Trustee, or such other person, will send the consideration to such Dissenting Debentureholder as soon as possible after receiving such Dissenting Debentureholder's Debenture certificate(s) or such other documents as the Debenture Trustee or such other person may require in lieu thereof;

and the Debenture Trustee is hereby appointed the agent and attorney of the Dissenting Debentureholders for the purposes of giving effect to the foregoing provisions.

12.8 Communication of Offer to Corporation

An Offeror cannot make an Offer for Debentures unless, concurrent with the communication of the Offer to any Debentureholder, a copy of the Offer is provided to the Corporation.

ARTICLE 13
MEETINGS OF DEBENTUREHOLDERS

13.1 Right to Convene Meeting

The Debenture Trustee or the Corporation may at any time and from time to time, and the Debenture Trustee shall, on receipt of a written request of the Corporation or a written request signed by the holders of not less than 25% of the principal amount of the Debentures then outstanding and upon receiving funding and being indemnified to its reasonable satisfaction by the Corporation or by the Debentureholders signing such request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Debenture Trustee failing, within 30 days after receipt of any such request and such funding or indemnity, to give notice convening a meeting, the Corporation or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Calgary or at such other place as may be approved or determined by the Debenture Trustee.

13.2 Notice of Meetings

(a) At least 21 days notice of any meeting shall be given to the Debentureholders in the manner provided in Section 14.2 and a copy of such notice shall be sent by post to the Debenture Trustee, unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article. The accidental omission to give notice of a meeting to any holder of Debentures shall not invalidate any resolution passed at any such meeting. A holder may waive notice of a meeting either before or after the meeting.

(b) If the business to be transacted at any meeting by Extraordinary Resolution or otherwise, or any action to be taken or power exercised by instrument in writing under Section 13.15, especially affects the rights of holders of Debentures of one or more series in a manner or to an extent differing in any material way from that in or to which the rights of holders of Debentures of any other series are affected (determined as provided in Sections 13.2(c) and 13.2(d)), then:

(i) a reference to such fact, indicating each series of Debentures in the opinion of the Debenture Trustee (or the Person calling the meeting) so especially affected (hereinafter referred to as the **"especially affected series"**) shall be made in the notice of such meeting, and in any such case the meeting shall be and be deemed to be and is herein referred to as a **"Serial Meeting"**; and

(ii) the holders of Debentures of an especially affected series shall not be bound by any action taken at a Serial Meeting or by instrument in writing under Section 13.15 unless in addition to compliance with the other provisions of this Article 13:

(A) at such Serial Meeting: (I) there are Debentureholders present in person or by proxy and representing at least 25% in principal amount of the Debentures then outstanding of such series, subject to the provisions of this Article 13 as to quorum at adjourned meetings; and (II) the resolution is passed by the affirmative vote of the holders of more than 50% (or in the case of an Extraordinary Resolution not less than 66 2/3%) of the principal amount of the Debentures of such series then outstanding who voted on the resolution; or

(B) in the case of action taken or power exercised by instrument in writing under Section 13.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the Debentures of such series then outstanding.

(c) Subject to Section 13.2(d), the determination as to whether any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, especially affects the rights of the Debentureholders of one or more series in a manner or to an extent differing in any material way from that in or to which it affects the rights of Debentureholders of any other series (and is therefore an especially affected series) shall be determined by an opinion of Counsel, which shall be binding on all Debentureholders, the Debenture Trustee and the Corporation for all purposes hereof.

(d) A proposal:

(i) to extend the maturity of Debentures of any particular series or to reduce the principal amount thereof, the rate of interest or redemption premium thereon or to impair any conversion right thereof;

(ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding; or

(iii) to reduce with respect to Debentureholders of any particular series any percentage stated in this Section 13.2 or any of Sections 13.4, 13.12 and 13.15;

shall be deemed to especially affect the rights of the Debentureholders of such series in a manner differing in a material way from that in which it affects the rights of holders of Debentures of any other series, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series.

13.3 Chairman

Some person, who need not be a Debentureholder, nominated in writing by the Debenture Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within 15 minutes from the time fixed for the holding of the meeting, a majority of the Debentureholders present in person or by proxy shall choose some person present to be chairman.

13.4 Quorum

Subject to the provisions of Section 13.12, at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures and, if the meeting is a Serial Meeting, at least 25% of the Debentures then outstanding of each especially affected series. If a quorum of the Debentureholders shall not be present within 30 minutes from the time fixed for holding any meeting, the meeting, if summoned by the Debentureholders or pursuant to a request of the Debentureholders, shall be dissolved, but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place and no notice shall be required to be given in respect of such adjourned meeting. At the adjourned meeting, the Debentureholders present in person or by proxy shall, subject to the provisions of Section 13.12, constitute a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% of the principal amount of the outstanding Debentures or of the Debentures then outstanding of each especially affected series. Any business may be brought before or dealt with at an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless the required quorum is present at the commencement of business.

13.5 Power to Adjourn

The chairman of any meeting at which a quorum of the Debentureholders is present may, with the consent of the holders of a majority in principal amount of the Debentures represented thereat, adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

13.6 Show of Hands

Every question submitted to a meeting shall, subject to Section 13.7, be decided in the first place by a majority of the votes given on a show of hands except that votes on Extraordinary Resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Debentures, if any, held by him.

13.7 Poll

On every Extraordinary Resolution, and on any other question submitted to a meeting when demanded by the chairman or by one or more Debentureholders or proxies for Debentureholders, a poll shall be taken in such manner and either at once or after an adjournment as the chairman shall direct. Questions other than Extraordinary Resolutions shall, if a poll be taken, be decided by the votes of the holders of a majority in principal amount of the Debentures and of each especially affected series, if applicable, represented at the meeting and voted on the poll.

13.8 Voting

On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by an instrument in writing shall be entitled to one vote in respect of each $1,000 principal amount of Debentures of which he shall then be the holder. In the case of any Debenture denominated in a currency or currency unit other than Canadian dollars, the principal amount thereof for these purposes shall be computed in Canadian dollars on the basis of the conversion of the principal amount thereof at the applicable spot buying rate of exchange for such other currency or currency unit as reported by the Bank of Canada at the close of business on the Business Day next preceding the meeting. Any fractional amounts resulting from such conversion shall be rounded to the nearest $100. A proxy need not be a Debentureholder. In the case of joint holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others but in case more than one of them be present in person or by proxy, they shall vote together in respect of the Debentures of which they are joint holders.

13.9 Proxies

A Debentureholder may be present and vote at any meeting of Debentureholders by an authorized representative. The Corporation (in case it convenes the meeting) or the Debenture Trustee (in any other case) for the purpose of enabling the Debentureholders to be present and vote at any meeting without producing their Debentures, and of enabling them to be present and vote at any such meeting by proxy and of lodging instruments appointing such proxies at some place other than the place where the meeting is to be held, may from time to time make and vary such regulations as it shall think fit providing for and governing any or all of the following matters:

(a) the form of the instrument appointing a proxy, which shall be in writing, and the manner in which the same shall be executed and the production of the authority of any person signing on behalf of a Debentureholder;

(b) the deposit of instruments appointing proxies at such place as the Debenture Trustee, the Corporation or the Debentureholder convening the meeting, as the case may be, may, in the notice convening the meeting, direct and the time, if any, before the holding of the meeting or any adjournment thereof by which the same must be deposited; and

(c) the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed, faxed or sent by other electronic means before the meeting to the Corporation or to the Debenture Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be Debentureholders and persons whom Debentureholders have by instrument in writing duly appointed as their proxies.

13.10 Persons Entitled to Attend Meetings

The Corporation and the Debenture Trustee, by their respective officers and directors, the Auditors of the Corporation and the legal advisors of the Corporation, the Debenture Trustee or any Debentureholder may attend any meeting of the Debentureholders, but shall have no vote as such.

13.11 Powers Exercisable by Extraordinary Resolution

In addition to the powers conferred upon them by any other provisions of this Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by Extraordinary Resolution, subject in the case of the matters in paragraphs (a), (b), (c), (d) and (l) to receipt of the prior approval of the Toronto Stock Exchange or such other exchange on which the Debentures are then listed:

(a) power to authorize the Debenture Trustee to grant extensions of time for payment of any principal, premium or interest on the Debentures, whether or not the principal, premium or interest, the payment of which is extended, is at the time due or overdue;

(b) power to sanction any modification, abrogation, alteration, compromise or arrangement of the rights of the Debentureholders or the Debenture Trustee against the Corporation, or against its property, whether such rights arise under this Indenture or the Debentures or otherwise;

(c) power to assent to any modification of or change in or addition to or omission from the provisions contained in this Indenture or any Debenture which shall be agreed to by the Corporation and to authorize the Debenture Trustee to concur in and execute any indenture supplemental hereto embodying any modification, change, addition or omission;

(d) power to sanction any scheme for the reconstruction, reorganization or recapitalization of the Corporation or for the consolidation, amalgamation or merger of the Corporation with any other person or for the sale, leasing, transfer or other disposition of all or substantially all of the undertaking, property and assets of the Corporation or any part thereof, provided that no such sanction shall be necessary in respect of any such transaction if the provisions of Section 11.1 shall have been complied with;

(e) power to direct or authorize the Debenture Trustee to exercise any power, right, remedy or authority given to it by this Indenture in any manner specified in any such Extraordinary Resolution or to refrain from exercising any such power, right, remedy or authority;

(f) power to waive, and direct the Debenture Trustee to waive, any default hereunder and/or cancel any declaration made by the Debenture Trustee pursuant to Section 8.1 either unconditionally or upon any condition specified in such Extraordinary Resolution;

(g) power to restrain any Debentureholder from taking or instituting any suit, action or proceeding for the purpose of enforcing payment of the principal, premium or interest on the Debentures, or for the execution of any trust or power hereunder;

(h) power to direct any Debentureholder who, as such, has brought any action, suit or proceeding to stay or discontinue or otherwise deal with the same upon payment, if the taking of such suit, action or proceeding shall have been permitted by Section 8.5, of the costs, charges and expenses reasonably and properly incurred by such Debentureholder in connection therewith;

(i) power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation;

(j) power to appoint a committee with power and authority (subject to such limitations, if any, as may be prescribed in the resolution) to exercise, and to direct the Debenture Trustee to exercise, on behalf of the Debentureholders, such of the powers of the Debentureholders as are exercisable by Extraordinary Resolution or other resolution as shall be included in the resolution appointing the committee. The resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the resolution appointing it and the members need not be themselves Debentureholders. Every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number and its procedure generally. Such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by the number of members thereof necessary to constitute a quorum. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither the committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken by them in good faith;

(k) power to remove the Debenture Trustee from office and to appoint a new Debenture Trustee or Debenture Trustees provided that no such removal shall be effective unless and until the new Debenture Trustee or Debenture Trustees shall have become bound by this Indenture;

(l) power to sanction the exchange of the Debentures for or the conversion thereof into shares, bonds, debentures or other securities or obligations of the Corporation or of any other person formed or to be formed;

(m) power to authorize the distribution in specie of any shares or securities received pursuant to a transaction authorized under the provisions of Section 13.11(l); and

(n) power to amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Debentureholders or by any committee appointed pursuant to Section 13.11(j).

Notwithstanding the foregoing provisions of this Section 13.11 none of such provisions shall in any manner allow or permit any amendment, modification, abrogation or addition to the provisions of Article 5 which could reasonably be expected to detrimentally affect the rights, remedies or recourse of the priority of the Senior Creditors.

13.12 Meaning of "Extraordinary Resolution"

(a) The expression "**Extraordinary Resolution**" when used in this Indenture means, subject as hereinafter in this Article provided, a resolution proposed to be passed as an Extraordinary Resolution at a meeting of Debentureholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of this Article at which the holders of not less than 25% of the principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, at which holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of the Debentures, and if the meeting is a Serial Meeting by the affirmative vote of the holders of not less than 66 2/3% of each especially affected series, in each case present or represented by proxy at the meeting and voted upon on a poll on such resolution.

(b) If, at any such meeting, the holders of not less than 25% of the principal amount of the Debentures then outstanding and, if the meeting is a Serial Meeting, 25% of the principal amount of the Debentures then outstanding of each especially affected series, in each case are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by or on the requisition of Debentureholders, shall be dissolved but in any other case it shall stand adjourned to such date, being not less than 14 nor more than 60 days later, and to such place and time as may be appointed by the chairman. Not less than 10 days notice shall be given of the time and place of such adjourned meeting in the manner provided in Section 14.2. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed thereat by the affirmative vote of holders of not less than 66 2/3% of the principal amount of the Debentures and, if the meeting is a Serial Meeting, by the affirmative vote of the holders of not less than 66 2/3% of the principal amount of the Debentures of each especially affected series, in each case present or represented by proxy at the meeting voted upon on a poll shall be an Extraordinary Resolution within the meaning of this Indenture, notwithstanding that the holders of not less than 25% in principal amount of the Debentures then outstanding, and if the meeting is a Serial Meeting, holders of not less than 25% of the principal amount of the Debentures then outstanding of each especially affected series, are not present in person or by proxy at such adjourned meeting.

(c) Votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

13.13 Powers Cumulative

Any one or more of the powers in this Indenture stated to be exercisable by the Debentureholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers from time to time shall not be deemed to exhaust the rights of the Debentureholders to exercise the same or any other such power or powers thereafter from time to time.

13.14 Minutes

Minutes of all resolutions and proceedings at every meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Debenture Trustee at the expense of the Corporation, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be *prima facie* evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings taken thereat to have been duly passed and taken.

13.15 Instruments in Writing

All actions which may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by the holders of 66 2/3% of the principal amount of all the outstanding Debentures and, if the meeting at which such actions might be taken would be a Serial Meeting, by the holders of 66 2/3% of the principal amount of the Debentures then outstanding of each especially affected series, by an instrument in writing signed in one or more counterparts and the expression **"Extraordinary Resolution"** when used in this Indenture shall include an instrument so signed.

13.16 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with Section 13.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every

Debentureholder and the Debenture Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, Extraordinary Resolution and instrument in writing.

13.17 Evidence of Rights of Debentureholders

(a) Any request, direction, notice, consent or other instrument which this Indenture may require or permit to be signed or executed by the Debentureholders may be in any number of concurrent instruments of similar tenor signed or executed by such Debentureholders.

(b) The Debenture Trustee may, in its discretion, require proof of execution in cases where it deems proof desirable and may accept such proof as it shall consider proper.

13.18 Concerning Serial Meetings

If in the opinion of Counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under Section 13.15, does not adversely affect the rights of the holders of Debentures of one or more series, the provisions of this Article 13 shall apply as if the Debentures of such series were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which is effective only so long as Debentures of a particular series are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series.

ARTICLE 14
NOTICES

14.1 Notice to Corporation

Any notice to the Corporation under the provisions of this Indenture shall be valid and effective if delivered to the Corporation at: 3400, 450 - 1st Street SW, Calgary, AB T2P 5H1, Attention: President, and a copy delivered to Burnet, Duckworth & Palmer LLP, 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9, Attention: Steve Cohen, or if given by registered letter, postage prepaid, to such offices and so addressed and if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Corporation may from time to time notify the Debenture Trustee in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Corporation for all purposes of this Indenture.

14.2 Notice to Debentureholders

All notices to be given hereunder with respect to the Debentures shall be deemed to be validly given to the holders thereof if sent by first class mail, postage prepaid, by letter or circular addressed to such holders at their post office addresses appearing in any of the registers hereinbefore mentioned and shall be deemed to have been effectively given three days following the day of mailing. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder or the inability of the Corporation to give or mail any notice due to anything beyond the reasonable control of the Corporation shall not invalidate any action or proceeding founded thereon.

If any notice given in accordance with the foregoing paragraph would be unlikely to reach the Debentureholders to whom it is addressed in the ordinary course of post by reason of an interruption in mail service, whether at the place of dispatch or receipt or both, the Corporation shall give such notice by publication at least once in the Cities of Calgary and Toronto (or in such of those cities as, in the opinion of the Debenture Trustee, is sufficient in the particular circumstances), each such publication to be made in a daily newspaper of general circulation in the designated city.

Any notice given to Debentureholders by publication shall be deemed to have been given on the day on which publication shall have been effected at least once in each of the newspapers in which publication was required.

All notices with respect to any Debenture may be given to whichever one of the holders thereof (if more than one) is named first in the registers hereinbefore mentioned, and any notice so given shall be sufficient notice to all holders of any persons interested in such Debenture.

14.3 Notice to Debenture Trustee

Any notice to the Debenture Trustee under the provisions of this Indenture shall be valid and effective if delivered to the Debenture Trustee at its principal office in the City of Calgary, at 710, 530 - 8th Avenue S.W., Calgary, Alberta, T2P 3S8, Attention: Manager, Corporate Trust or if given by registered letter, postage prepaid, to such office and so addressed and, if mailed, shall be deemed to have been effectively given three days following the mailing thereof. The Debenture Trustee may from time to time notify the Corporation in writing of a change of address which thereafter, until changed by like notice, shall be the address of the Debenture Trustee for all purposes of this Indenture.

14.4 Mail Service Interruption

If by reason of any interruption of mail service, actual or threatened, any notice to be given to the Corporation or the Debenture Trustee would reasonably be unlikely to reach its destination by the time notice by mail is deemed to have been given pursuant to Section 14.1 or 14.3, as applicable, such notice shall be valid and effective only if delivered at the appropriate address in accordance with Section 14.1 or 14.3, as applicable.

ARTICLE 15
CONCERNING THE DEBENTURE TRUSTEE

15.1 No Conflict of Interest

The Debenture Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture there exists no material conflict of interest in the role of the Debenture Trustee as a fiduciary hereunder but if, notwithstanding the provisions of this Section 15.1, such a material conflict of interest exists, or hereafter arises, the validity and enforceability of this Indenture, and the Debentures issued hereunder, shall not be affected in any manner whatsoever by reason only that such material conflict of interest exists or arises but the Debenture Trustee shall, within 30 days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 15.2.

15.2 Replacement of Debenture Trustee

The Debenture Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Corporation 90 days notice in writing or such shorter notice as the Corporation may accept as sufficient. If at any time a material conflict of interest exists in the Debenture Trustee's role as a fiduciary hereunder the Debenture Trustee shall, within 30 days after ascertaining that such a material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in this Section 15.2. The validity and enforceability of this Indenture and of the Debentures issued hereunder shall not be affected in any manner whatsoever by reason only that such a material conflict of interest exists. In the event of the Debenture Trustee resigning or being removed or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Corporation shall forthwith appoint a new Debenture Trustee unless a new Debenture Trustee has already been appointed by the Debentureholders. Failing such appointment by the Corporation, the retiring Debenture Trustee or any Debentureholder may apply to a Judge of the Court of Queen's Bench of Alberta, on such notice as such Judge may direct at the Corporation's expense, for the appointment of a new Debenture Trustee but any new Debenture Trustee so appointed by the Corporation or by the Court shall be subject to removal as aforesaid by the Debentureholders and the appointment of such new Debenture Trustee shall be effective only upon such new Debenture Trustee becoming bound by this Indenture. Any new Debenture Trustee appointed under any provision of this Section 15.2 shall be a corporation authorized to carry on the business of a trust company in all of the Provinces of Canada. On any new appointment the new Debenture Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Debenture Trustee.

Any company into which the Debenture Trustee may be merged or, with or to which it may be consolidated, amalgamated or sold, or any company resulting from any merger, consolidation, sale or amalgamation to which the Debenture Trustee shall be a party, shall be the successor trustee under this Indenture without the execution of any instrument or any further act. Nevertheless, upon the written request of the successor Debenture Trustee or of the Corporation, the Debenture Trustee ceasing to act shall execute and deliver an instrument assigning and transferring to such successor Debenture Trustee, upon the trusts herein expressed, all the rights, powers and trusts of the Debenture Trustee so ceasing to act, and shall duly assign, transfer and deliver all property and money held by such Debenture Trustee to the successor Debenture Trustee so appointed in its place. Should any deed, conveyance or instrument in writing from the Corporation be required by any new Debenture Trustee for more fully and certainly vesting in and confirming to it such estates, properties, rights, powers and trusts, then any and all such deeds, conveyances and instruments in writing shall on request of said new Debenture Trustee, be made, executed, acknowledged and delivered by the Corporation.

15.3 Duties of Debenture Trustee

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Debenture Trustee shall act honestly and in good faith and exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

15.4 Reliance Upon Declarations, Opinions, etc.

In the exercise of its rights, duties and obligations hereunder, the Debenture Trustee may, if acting in good faith, rely, as to the truth of the statements and accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports or certificates furnished pursuant to any covenant, condition or requirement of this Indenture or required by the Debenture Trustee to be furnished to it in the exercise of its rights and duties hereunder, if the Debenture Trustee examines such statutory declarations, opinions, reports or certificates and determines that they comply with Section 15.5, if applicable, and with any other applicable requirements of this Indenture. The Debenture Trustee may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. Without restricting the foregoing, the Debenture Trustee may rely on an opinion of Counsel satisfactory to the Debenture Trustee notwithstanding that it is delivered by a solicitor or firm which acts as solicitors for the Corporation.

15.5 Evidence and Authority to Debenture Trustee, Opinions, etc.

The Corporation shall furnish to the Debenture Trustee evidence of compliance with the conditions precedent provided for in this Indenture relating to any action or step required or permitted to be taken by the Corporation or the Debenture Trustee under this Indenture or as a result of any obligation imposed under this Indenture, including without limitation, the certification and delivery of Debentures hereunder, the satisfaction and discharge of this Indenture and the taking of any other action to be taken by the Debenture Trustee at the request of or on the application of the Corporation, forthwith if and when (a) such evidence is required by any other Section of this Indenture to be furnished to the Debenture Trustee in accordance with the terms of this Section 15.5, or (b) the Debenture Trustee, in the exercise of its rights and duties under this Indenture, gives the Corporation written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of:

(a) a certificate made by any one officer or director of the Corporation, stating that any such condition precedent has been complied with in accordance with the terms of this Indenture;

(b) in the case of a condition precedent compliance with which is, by the terms of this Indenture, made subject to review or examination by a solicitor, an opinion of Counsel that such condition precedent has been complied with in accordance with the terms of this Indenture; and

(c) in the case of any such condition precedent compliance with which is subject to review or examination by auditors or accountants, an opinion or report of the Auditors of the Corporation, whom the Debenture

Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of this Indenture.

Whenever such evidence relates to a matter other than the certification and delivery of Debentures and the satisfaction and discharge of this Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of the Corporation it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with the immediately preceding paragraph of this Section.

Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the Indenture shall include (a) a statement by the person giving the evidence that he has read and is familiar with those provisions of this Indenture relating to the condition precedent in question, (b) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (c) a statement that, in the belief of the person giving such evidence, he has made such examination or investigation as is necessary to enable him to make the statements or give the opinions contained or expressed therein, and (d) a statement whether in the opinion of such person the conditions precedent in question have been complied with or satisfied.

The Corporation shall furnish to the Debenture Trustee at any time if the Debenture Trustee reasonably so requires, its certificate that the Corporation has complied with all covenants, conditions or other requirements contained in this Indenture, the non-compliance with which would, with the giving of notice or the lapse of time, or both, or otherwise, constitute an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non-compliance. The Corporation shall, whenever the Debenture Trustee so requires, furnish the Debenture Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Debenture Trustee as to any action or step required or permitted to be taken by the Corporation or as a result of any obligation imposed by this Indenture.

15.6 Officer's Certificates Evidence

Except as otherwise specifically provided or prescribed by this Indenture, whenever in the administration of the provisions of this Indenture the Debenture Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or omitting any action hereunder, the Debenture Trustee, if acting in good faith, may rely upon an Officer's Certificate.

15.7 Experts, Advisers and Agents

The Debenture Trustee may:

(a) employ or retain and act and rely on the opinion or advice of or information obtained from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert, whether obtained by the Debenture Trustee or by the Corporation, or otherwise, and shall not be liable for acting, or refusing to act, in good faith on any such opinion or advice and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper discharge of its duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the trusts hereof and any solicitors employed or consulted by the Debenture Trustee may, but need not be, solicitors for the Corporation.

15.8 Debenture Trustee May Deal in Debentures

Subject to Sections 15.1 and 15.3, the Debenture Trustee may, in its personal or other capacity, buy, sell, lend upon and deal in the Debentures and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

15.9 Investment of Monies Held by Debenture Trustee

Unless otherwise provided in this Indenture, any monies held by the Debenture Trustee, which, under the trusts of this Indenture, may or ought to be invested or which may be on deposit with the Debenture Trustee or which may be in the hands of the Debenture Trustee, may be invested and reinvested in the name or under the control of the Debenture Trustee in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust monies, provided that such securities are expressed to mature within two years or such shorter period selected to facilitate any payments expected to be made under this Indenture, after their purchase by the Debenture Trustee, and unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall so invest such monies at the Written Direction of the Corporation given in a reasonably timely manner. Pending the investment of any monies as hereinbefore provided, such monies may be deposited in the name of the Debenture Trustee in any chartered bank of Canada or, with the consent of the Corporation, in the deposit department of the Debenture Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any Province thereof at the rate of interest, if any, then current on similar deposits.

Unless and until the Debenture Trustee shall have declared the principal of and interest on the Debentures to be due and payable, the Debenture Trustee shall pay over to the Corporation all interest received by the Debenture Trustee in respect of any investments or deposits made pursuant to the provisions of this Section.

15.10 Debenture Trustee Not Ordinarily Bound

Except as provided in Section 8.2 and as otherwise specifically provided herein, the Debenture Trustee shall not, subject to Section 15.3, be bound to give notice to any person of the execution hereof, nor to do, observe or perform or see to the observance or performance by the Corporation of any of the obligations herein imposed upon the Corporation or of the covenants on the part of the Corporation herein contained, nor in any way to supervise or interfere with the conduct of the Corporation's business, unless the Debenture Trustee shall have been required to do so in writing by the holders of not less than 25% of the aggregate principal amount of the Debentures then outstanding or by any Extraordinary Resolution of the Debentureholders passed in accordance with the provisions contained in Article 13, and then only after it shall have been funded and indemnified to its satisfaction against all actions, proceedings, claims and demands to which it may render itself liable and all costs, charges, damages and expenses which it may incur by so doing.

15.11 Debenture Trustee Not Required to Give Security

The Debenture Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Indenture or otherwise in respect of the premises.

15.12 Debenture Trustee Not Bound to Act on Corporation's Request

Except as in this Indenture otherwise specifically provided, the Debenture Trustee shall not be bound to act in accordance with any direction or request of the Corporation until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Debenture Trustee, and the Debenture Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Debenture Trustee to be genuine.

15.13 Conditions Precedent to Debenture Trustee's Obligations to Act Hereunder

The obligation of the Debenture Trustee to commence or continue any act, action or proceeding for the purpose of enforcing the rights of the Debenture Trustee and of the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing when required by notice in writing by the Debenture Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Debenture Trustee to protect and hold harmless the Debenture Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

None of the provisions contained in this Indenture shall require the Debenture Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

The Debenture Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding require the Debentureholders at whose instance it is acting to deposit with the Debenture Trustee the Debentures held by them for which Debentures the Debenture Trustee shall issue receipts.

15.14 Authority to Carry on Business

The Debenture Trustee represents to the Corporation that at the date of execution and delivery by it of this Indenture it is authorized to carry on the business of a trust company in the Province of Alberta but if, notwithstanding the provisions of this Section 15.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Indenture and the securities issued hereunder shall not be affected in any manner whatsoever by reason only of such event but the Debenture Trustee shall, within 90 days after ceasing to be authorized to carry on the business of trust company in the Province of Alberta, either become so authorized or resign in the manner and with the effect specified in Section 15.2.

15.15 Compensation and Indemnity

(a) The Corporation shall pay to the Debenture Trustee from time to time compensation for its services hereunder as agreed separately by the Corporation and the Debenture Trustee, and shall pay or reimburse the Debenture Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Debenture Trustee in the administration or execution of its duties under this Indenture (including the reasonable and documented compensation and disbursements of its Counsel and all other advisers and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Debenture Trustee under this Indenture shall be finally and fully performed. The Debenture Trustee's compensation shall not be limited by any law on compensation of a trustee of an express trust.

(b) The Corporation hereby indemnifies and saves harmless the Debenture Trustee and its directors, officers, representatives and employees from and against any and all loss, damages, charges, expenses, claims, demands, actions or liability whatsoever which may be brought against the Debenture Trustee or which it may suffer or incur as a result of or arising out of the performance of its duties and obligations hereunder save only in the event of the negligent failure to act, or the wilful misconduct or bad faith of the Debenture Trustee. This indemnity will survive the termination or discharge of this Indenture and the resignation or removal of the Debenture Trustee. The Debenture Trustee shall notify the Corporation promptly of any claim for which it may seek indemnity. The Corporation shall defend the claim and the Debenture Trustee shall co-operate in the defence. The Debenture Trustee may have separate counsel and the Corporation shall pay the reasonable fees and expenses of such Counsel. The Corporation need not pay for any settlement made without its consent, which consent must not be unreasonably withheld. This indemnity shall survive the resignation or removal of the Debenture Trustee or the discharge of this Indenture.

(c) The Corporation need not reimburse any expense or indemnify against any loss or liability incurred by the Debenture Trustee through negligence or bad faith or breach of the Debenture Trustee's duties hereunder.

15.16 Acceptance of Trust

The Debenture Trustee hereby accepts the trusts in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Debentureholders, subject to all the terms and conditions herein set forth.

ARTICLE 16
SUPPLEMENTAL INDENTURES

16.1 Supplemental Indentures

From time to time the Debenture Trustee and, when authorized by a resolution of the directors of the Corporation, and subject to the approval of the Toronto Stock Exchange or such other exchange on which the Initial Debentures are then listed, the Corporation, may, and they shall when required by this Indenture, execute, acknowledge and deliver by their proper officers deeds or indentures supplemental hereto which thereafter shall form part hereof, for any one or more of the following purposes:

(a) providing for the issuance of Additional Debentures under this Indenture;

(b) adding to the covenants of the Corporation herein contained for the protection of the Debentureholders, or of the Debentures of any series, or providing for events of default, in addition to those herein specified;

(c) making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

(d) evidencing the succession, or successive successions, of others to the Corporation and the covenants of and obligations assumed by any such successor in accordance with the provisions of this Indenture;

(e) giving effect to any Extraordinary Resolution passed as provided in Article 13; and

(f) for any other purpose not inconsistent with the terms of this Indenture.

Unless the supplemental indenture requires the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, by Extraordinary Resolution, the consent or concurrence of Debentureholders or the holders of a particular series of Debentures, as the case may be, shall not be required in connection with the execution, acknowledgement or delivery of a supplemental indenture. The Corporation and the Debenture Trustee may amend any of the provisions of this Indenture related to matters of United States law or the issuance of Debentures into the United States in order to ensure that such issuances can be properly done in accordance with applicable law in the United States without the consent or approval of the Debentureholders. Further, the Corporation and the Debenture Trustee may without the consent or concurrence of the Debentureholders or the holders of a particular series of Debentures, as the case may be, by supplemental indenture or otherwise, make any changes or corrections in this Indenture which it shall have been advised by Counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained herein or in any indenture supplemental hereto or any Written Direction of the Corporation providing for the issue of Debentures, provided that in the opinion of the Debenture Trustee (relying upon an opinion of Counsel) the rights of the Debentureholders are in no way prejudiced thereby.

ARTICLE 17
EXECUTION AND FORMAL DATE

17.1 Execution

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

17.2 Formal Date

For the purpose of convenience this Indenture may be referred to as bearing the formal date of December 19, 2007 irrespective of the actual date of execution hereof.

IN WITNESS whereof the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

FAIRBORNE ENERGY LTD.

By: (signed) "*Aaron G. Grandberg*"
Aaron G. Grandberg
Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By: (signed) "*Patricia Selby*"

By: (signed) "*Karen Biscope*"

SCHEDULE "A"

TO THE AMENDED AND RESTATED TRUST INDENTURE BETWEEN

FAIRBORNE ENERGY LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DEBENTURE

SCHEDULE "A"

This Debenture is a Global Debenture within the meaning of the Indenture herein referred to and is registered in the name of a Depository or a nominee thereof. This Debenture may not be transferred to or exchanged for Debentures registered in the name of any person other than the Depository or a nominee thereof and no such transfer may be registered except in the limited circumstances described in the Indenture. Every Debenture authenticated and delivered upon registration of, transfer of, or in exchange for, or in lieu of, this Debenture shall be a Global Debenture subject to the foregoing, except in such limited circumstances described in the Indenture.

Unless this certificate is presented by an authorized representative of The Canadian Depository for Securities Limited ("CDS") to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has an interest herein.

CUSIP / ISIN: 303623AA0 / CA 303623AA05

No. 1 **$100,000,000**

FAIRBORNE ENERGY LTD.

(A corporation amalgamated under the laws of Alberta)

6.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURE
DUE DECEMBER 31, 2011

FAIRBORNE ENERGY LTD. (the "**Corporation**") for value received hereby acknowledges itself indebted and, subject to the provisions of the trust indenture (the "**Initial Indenture**") dated as of October 31, 2006 among Fairborne Energy Trust (the "**Trust**"), Fairborne Energy Ltd. and Computershare Trust Company of Canada (the "**Debenture Trustee**"), and as amended by the first supplemental trust indenture dated as of December 19, 2007 among the Trust, Fairborne Energy Ltd., Fairborne Newco Inc. and the Debenture Trustee, as it may be amended and/or amended and restated (together, with the Initial Indenture, the "**Indenture**") promises to pay to the registered holder hereof on December 31, 2011 (the "**Maturity Date**") or on such earlier date as the principal amount hereof may become due in accordance with the provisions of the Indenture the principal sum of One Hundred Million ($100,000,000) in lawful money of Canada on presentation and surrender of this Initial Debenture at the main branch of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario in accordance with the terms of the Indenture and, subject as hereinafter provided, to pay interest on the principal amount hereof from the date hereof, or from the last Interest Payment Date to which interest shall have been paid or made available for payment hereon, whichever is later, at the rate of 6.50% per annum, in like money, in arrears in equal semi-annual instalments (less any tax required by law to be deducted) on June 30 and December 31 in each year commencing on June 30, 2007 and the last payment (representing interest payable from the last Interest Payment Date to, but excluding, the Maturity Date) to fall due on the Maturity Date and, should the Corporation at any time make default in the payment of any principal or interest, to pay interest on the amount in default at the same rate, in like money and on the same dates. For certainty, the first interest payment will include interest accrued from October 31, 2006 to, and including June 30, 2007, which will be equal to $43.54 for each $1,000 principal amount of the Initial Debentures.

Interest hereon shall be payable by cheque mailed by prepaid ordinary mail to the registered holder hereof or by electronic transfer of funds to the registered holder hereof and, subject to the provisions of the Indenture, the mailing of such cheque or the sending of such electronic transfer of funds shall, to the extent of the sum represented thereby (plus the amount of any tax withheld), satisfy and discharge all liability for interest on this Initial Debenture.

This Initial Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of the Indenture. The Initial Debentures authorized for issue immediately are limited to an aggregate principal amount of $100,000,000 in lawful money of Canada. Reference is hereby expressly made to the Indenture for a description of the terms and conditions upon which the Initial Debentures are or are to be issued and held and the rights and remedies of the holders of the Initial Debentures and of the Corporation and of the Debenture Trustee, all to the same effect as if the provisions of the Indenture were herein set forth to all of which provisions the holder of this Initial Debenture by acceptance hereof assents.

The Initial Debentures are issuable only in denominations of $1,000 and integral multiples thereof. Upon compliance with the provisions of the Indenture, Debentures of any denomination may be exchanged for an equal aggregate principal amount of Debentures in any other authorized denomination or denominations.

Any part, being $1,000 or an integral multiple thereof, of the principal of this Initial Debenture, provided that the principal amount of this Initial Debenture is in a denomination of $1,000 or greater, is convertible, at the option of the holder hereof, upon surrender of this Initial Debenture at the principal office of the Debenture Trustee in Calgary, Alberta or Toronto, Ontario, at any time prior to the close of business on the Maturity Date or, if this Initial Debenture is called for redemption on or prior to such date, then up to but not after the close of business on the last Business Day immediately preceding the date specified for redemption of this Initial Debenture, into Common Shares (without adjustment for interest accrued hereon or for dividends or distributions on Common Shares issuable upon conversion) at a conversion price of $13.50 (the "**Conversion Price**") per Common Share, being a rate of approximately 74.0741 Common Shares for each $1,000 principal amount of Initial Debentures, all subject to the terms and conditions and in the manner set forth in the Indenture. No Debentures may be converted during the three Business Days preceding and including June 30 and December 31 in each year, commencing June 30, 2007, as the registers of the Debenture Trustee will be closed during such periods. The Indenture makes provision for the adjustment of the Conversion Price in the events therein specified. No fractional Common Shares will be issued on any conversion but in lieu thereof, the Corporation will satisfy such fractional interest by a cash payment equal to the market price of such fractional interest determined in accordance with the Indenture. Holders converting their Debentures will receive accrued and unpaid interest thereon. No adjustment in the number of Common Shares to be issued upon conversion will be made for distributions or dividends on Common Shares issuable upon conversion or for interest accrued on Initial Debentures surrendered for conversion.

This Initial Debenture may be redeemed at the option of the Corporation on the terms and conditions set out in the Indenture at the redemption price therein and herein set out provided that this Initial Debenture is not redeemable on or before December 31, 2009, except in the event of the satisfaction of certain conditions after a Change of Control has occurred. After December 31, 2009 and on or prior to December 31, 2010, the Initial Debentures are redeemable at the option of the Corporation at a price equal to $1,050 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. After December 31, 2010 and prior to maturity, the Initial Debentures are redeemable at the option of the Corporation at a price equal to $1,025 per Debenture plus accrued and unpaid interest and otherwise on the terms and conditions described in the Indenture. The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy its obligation to pay all or any portion of the applicable Redemption Price by the issue of that number of Common Shares obtained by dividing the applicable Redemption Price by 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange or other stock exchange on which the Debentures may be listed for the 20 consecutive trading days ending on the fifth trading day preceding the Redemption Date determined in the manner set forth in the Indenture.

Upon the occurrence of a Change of Control of the Corporation, the Corporation is required to make an offer to purchase all of the Initial Debentures at a price equal to 101% of the principal amount of such Initial Debentures plus accrued and unpaid interest up to, but excluding, the date the Initial Debentures are so repurchased (the "**Offer**"). If 90% or more of the principal amount of all Debentures outstanding on the date the Corporation provides notice of a Change of Control to the Debenture Trustee have been tendered for purchase pursuant to the Offer, the Corporation has the right to redeem all the remaining outstanding Initial Debentures on the same date and at the same price.

If an Offer is made and 90% or more of the principal amount of all the Initial Debentures (other than Initial Debentures held at the date of the Offer by or on behalf of the Offeror, Associates or Affiliates of the Offeror or anyone acting jointly or in concert with the Offeror) are taken up and paid for by the Offeror, the Offeror

will be entitled to acquire the Initial Debentures of those holders who did not accept the Offer on the same terms as the Offeror acquired the first 90% of the principal amount of the Initial Debentures.

The Trust may, on notice as provided in the Indenture, at its option and subject to any applicable regulatory approval, elect to satisfy the obligation to repay all or any portion of the principal amount of this Initial Debenture due on the Maturity Date by the issue of that number of Freely Tradeable Common Shares obtained by dividing the principal amount of this Initial Debenture to be paid for in Common Shares pursuant to the exercise by the Corporation of the Share Repayment Right by 95% of the weighted average trading price of the Common Shares on the Toronto Stock Exchange or other stock exchange on which the Debentures may be listed for the 20 consecutive trading days ending on the fifth trading day preceding the Maturity Date determined in the manner set forth in the Indenture.

The indebtedness evidenced by this Initial Debenture, and by all other Initial Debentures now or hereafter certified and delivered under the Indenture, is a direct unsecured obligation of the Corporation, and is subordinated in right of payment, to the extent and in the manner provided in the Indenture, to the prior payment of all Senior Indebtedness (including any indebtedness to trade creditors), whether outstanding at the date of the Indenture or thereafter created, incurred, assumed or guaranteed.

The principal hereof may become or be declared due and payable before the stated maturity in the events, in the manner, with the effect and at the times provided in the Indenture.

The Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder (or in certain circumstances specific series of Debentures) resolutions passed at meetings of such holders held in accordance with such provisions and instruments signed by the holders of a specified majority of Debentures outstanding (or specific series), which resolutions or instruments may have the effect of amending the terms of this Initial Debenture or the Indenture.

The Indenture contains provisions disclaiming any personal liability on the part of holders of Common Shares and agents, officers and directors of the Corporation in respect of any obligation or claim arising out of the Indenture or this Debenture.

This Initial Debenture may only be transferred, upon compliance with the conditions prescribed in the Indenture, in one of the registers to be kept at the principal office of the Debenture Trustee in the City of Calgary or the City of Toronto and in such other place or places and/or by such other registrars (if any) as the Corporation with the approval of the Debenture Trustee may designate. No transfer of this Initial Debenture shall be valid unless made on the register by the registered holder hereof or his executors or administrators or other legal representatives, or his or their attorney duly appointed by an instrument in form and substance satisfactory to the Debenture Trustee or other registrar, and upon compliance with such reasonable requirements as the Debenture Trustee and/or other registrar may prescribe and upon surrender of this Initial Debenture for cancellation. Thereupon a new Initial Debenture or Initial Debentures in the same aggregate principal amount shall be issued to the transferee in exchange hereof.

This Initial Debenture shall not become obligatory for any purpose until it shall have been certified by the Debenture Trustee under the Indenture.

Capitalized words or expressions used in this Initial Debenture shall, unless otherwise defined herein, have the meaning ascribed thereto in the Indenture. In the event of a conflict between the provisions of this certificate and the provisions of the Indenture, the provisions of the Indenture shall prevail.

IN WITNESS WHEREOF FAIRBORNE ENERGY LTD. has caused this Debenture to be signed by its authorized representatives as of the 19th day of December, 2007.

FAIRBORNE ENERGY LTD.

By: ______________________________

(FORM OF DEBENTURE TRUSTEE'S CERTIFICATE)

This Initial Debenture is one of the 6.50% Convertible Unsecured Subordinated Debentures due December 31, 2011 referred to in the Indenture within mentioned.

COMPUTERSHARE TRUST COMPANY OF CANADA

By: ________________________________
(Authorized Officer)

(FORM OF REGISTRATION PANEL)

(No writing hereon except by Debenture Trustee or other registrar)

Date of Registration	In Whose Name Registered	Signature of Debenture Trustee or Registrar
December 19, 2007	CDS & Co. 85 Richmond Street West Toronto, Ontario M5H 2C9	

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto ______________________________, whose address and social insurance number, if applicable, are set forth below, this Initial Debenture (or $____________ principal amount hereof*) of FAIRBORNE ENERGY LTD. standing in the name(s) of the undersigned in the register maintained by the Corporation with respect to such Initial Debenture and does hereby irrevocably authorize and direct the Debenture Trustee to transfer such Initial Debenture in such register, with full power of substitution in the premises.

Dated: ____

Address of Transferee: ____
(Street Address, City, Province and Postal Code)

Social Insurance Number of Transferee, if applicable: ________________________________

*If less than the full principal amount of the within Initial Debenture is to be transferred, indicate in the space provided the principal amount (which must be $1,000 or an integral multiple thereof, unless you hold an Initial Debenture in a non-integral multiple of 1,000 by reason of your having exercised your right to exchange upon the making of an Offer, in which case such Initial Debenture is transferable only in its entirety) to be transferred.

1. The signature(s) to this assignment must correspond with the name(s) as written upon the face of this Initial Debenture in every particular without alteration or any change whatsoever. The signature(s) must be guaranteed by a Canadian chartered bank or trust company or by a member of an acceptable Medallion Guarantee Program. Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

2. The registered holder of this Initial Debenture is responsible for the payment of any documentary, stamp or other transfer taxes that may be payable in respect of the transfer of this Debenture.

Signature of Guarantor:

______________________________ ______________________________
Authorized Officer Signature of transferring registered holder

____
Name of Institution

EXHIBIT "1"
TO CDS GLOBAL DEBENTURE

FAIRBORNE ENERGY LTD.

6.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES
DUE DECEMBER 31, 2011

Initial Principal Amount: $100,000,000 CUSIP / ISIN: 303623AA0 / CA 303623AA05

Authorization: ______________________

ADJUSTMENTS

Date	Amount of Increase	Amount of Decrease	New Principal Amount	Authorization

SCHEDULE "B"

TO THE AMENDED AND RESTATED TRUST INDENTURE BETWEEN

FAIRBORNE ENERGY LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF REDEMPTION NOTICE

SCHEDULE "B"

Form of Redemption Notice

FAIRBORNE ENERGY LTD.

6.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

REDEMPTION NOTICE

To: Holders of 6.50% Convertible Unsecured Subordinated Debentures (the "**Debentures**") of Fairborne Energy Corporation (the "**Corporation**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.3 of the amended and restated trust indenture (the "**Indenture**") dated as of December 19, 2007 between the Corporation and Computershare Trust Company of Canada (the "**Debenture Trustee**"), that the aggregate principal amount of $• of the $• of Debentures outstanding will be redeemed as of • (the "**Redemption Date**"), upon payment of a redemption amount of $• for each $1,000 principal amount of Debentures, being equal to the aggregate of (i) $• (the "**Redemption Price**"), and (ii) all accrued and unpaid interest thereon to but excluding the Redemption Date (collectively, the "**Total Redemption Price**").

The Total Redemption Price will be payable upon presentation and surrender of the Debentures called for redemption at the following corporate trust office:

Computershare Trust Company of Canada
710, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Attention: Manager, Corporate Trust

The interest upon the principal amount of Debentures called for redemption shall cease to be payable from and after the Redemption Date, unless payment of the Total Redemption Price shall not be made on presentation for surrender of such Debentures at the above-mentioned corporate trust office on or after the Redemption Date or prior to the setting aside of the Total Redemption Price pursuant to the Indenture.

[Pursuant to Section 4.6 of the Indenture, the Corporation hereby irrevocably elects to satisfy its obligation to pay $• of the Redemption Price payable to holders of Debentures in accordance with this notice by issuing and delivering to the holders that number of Freely Tradeable Common Shares obtained by dividing the Redemption Price by 95% of the Current Market Price of the Common Shares.

No fractional Common Shares shall be delivered upon the exercise by the Corporation of the above-mentioned redemption right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of 95% of the Current Market Price of Common Shares on the Redemption Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Redemption Date, the Corporation shall, on the Redemption Date, make the delivery to the Debenture Trustee, at the above-mentioned corporate trust office, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Redemption Date, and, if only a portion of the Debentures are to be redeemed by issuing Freely Tradeable Common Shares, cash representing the balance of the Redemption Price.]

DATED:

FAIRBORNE ENERGY LTD.

____

(Authorized Director or Officer of Fairborne Energy Ltd.)

SCHEDULE "C"

TO THE AMENDED AND RESTATED TRUST INDENTURE BETWEEN

FAIRBORNE ENERGY LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF MATURITY NOTICE

SCHEDULE "C"

Form of Maturity Notice

FAIRBORNE ENERGY LTD.

6.50% CONVERTIBLE UNSECURED SUBORDINATED DEBENTURES

MATURITY NOTICE

To: Holders of 6.50% Convertible Unsecured Subordinated Debentures (the "**Debentures**") of Fairborne Energy Ltd. (the "**Corporation**")

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

Notice is hereby given pursuant to Section 4.10(b) of the amended and restated trust indenture (the "**Indenture**") dated as of December 19, 2007 between the Corporation and Computershare Trust Company of Canada, as trustee (the "**Debenture Trustee**"), that the Debentures are due and payable as of December 31, 2011 (the "**Maturity Date**") and the Corporation elects to satisfy its obligation to repay to holders of Debentures the principal amount of all of the Debentures outstanding on the Maturity Date by issuing and delivering to the holders that number of Freely Tradeable Common Shares equal to the number obtained by dividing such principal amount of the Debentures by 95% of the Current Market Price of Common Shares on the Maturity Date.

No fractional Common Shares shall be delivered on exercise by the Corporation of the above mentioned repayment right but, in lieu thereof, the Corporation shall pay the cash equivalent thereof determined on the basis of 95% of the Current Market Price of Common Shares on the Maturity Date (less any tax required to be deducted, if any).

In this connection, upon presentation and surrender of the Debentures for payment on the Maturity Date, the Corporation shall, on the Maturity Date, make delivery to the Debenture Trustee, at its principal corporate trust office in Calgary, Alberta, for delivery to and on account of the holders, of certificates representing the Freely Tradeable Common Shares to which holders are entitled together with the cash equivalent in lieu of fractional Common Shares, cash for all accrued and unpaid interest up to, but excluding, the Maturity Date and if only a portion of the Debentures are to be repaid by issuing Freely Tradeable Common Shares, cash representing the balance of the principal amount and premium (if any) due on the Maturity Date.

DATED:

FAIRBORNE ENERGY LTD.

____

(Authorized Director or Officer of
Fairborne Energy Ltd.)

SCHEDULE "D"

TO THE AMENDED AND RESTATED TRUST INDENTURE BETWEEN

FAIRBORNE ENERGY LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF NOTICE OF CONVERSION

SCHEDULE "D"

Form of Notice of Conversion

CONVERSION NOTICE

TO: FAIRBORNE ENERGY LTD.

Note: All capitalized terms used herein have the meaning ascribed thereto in the Indenture mentioned below, unless otherwise indicated.

The undersigned registered holder of 6.50% Convertible Unsecured Subordinated Debentures bearing Certificate No. • irrevocably elects to convert such Debentures (or $• principal amount thereof*) in accordance with the terms of the Indenture referred to in such Debentures and tenders herewith the Debentures, and, if applicable, directs that the Common Shares of Fairborne Energy Ltd. issuable upon a conversion be issued and delivered to the person indicated below. (If Common Shares are to be issued in the name of a person other than the holder, all requisite transfer taxes must be tendered by the undersigned).

Dated: ______________________________

____
(Signature of Registered Holder)

* If less than the full principal amount of the Debentures, indicate in the space provided the principal amount (which must be $1,000 or integral multiples thereof).

NOTE: If Common Shares are to be issued in the name of a person other than the holder, the signature must be guaranteed by a chartered bank, a trust company or by a member of an acceptable Medallion Guarantee Program. The Guarantor must affix a stamp bearing the actual words: "SIGNATURE GUARANTEED".

(Print name in which Common Shares are to be issued, delivered and registered)

Name: ______________________________

____
(Address)

____
(City, Province and Postal Code)

Name of guarantor: ______________________________

Authorized signature: ______________________________

SCHEDULE "E"

TO THE AMENDED AND RESTATED TRUST INDENTURE BETWEEN

FAIRBORNE ENERGY LTD. AND

COMPUTERSHARE TRUST COMPANY OF CANADA

FORM OF DECLARATION FOR REMOVAL OF LEGEND

SCHEDULE "E"

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Computershare Trust Company of Canada, as trustee and registrar of the 6.50% Convertible Unsecured Subordinated Debentures and Common Shares of Fairborne Energy Ltd.

The undersigned (a) acknowledges that the sale of the securities of Fairborne Energy Ltd. (the "**Corporation**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "**1933 Act**") and (b) certifies that (1) it is not an affiliate of the Corporation (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), (5) the seller does not intend to replace the securities sold in reliance on Rule 904 of the 1933 Act with fungible unrestricted securities and (6) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________________ By: ______________________________

Name: ______________________________

Title: ______________________________

CORPORATE ACCESS NUMBER: 2013698309

Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMALGAMATION

FAIRBORNE ENERGY LTD.
IS THE RESULT OF AN AMALGAMATION FILED ON 2007/12/19.

REGISTRAR OF CORPORATIONS

Articles of Amalgamation
For
FAIRBORNE ENERGY LTD.

Share Structure:	SEE SCHEDULE "A" ATTACHED HERETO
Share Transfers Restrictions:	NONE
Number of Directors:	
Min Number of Directors:	3
Max Number of Directors:	11
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE SCHEDULE "B" ATTACHED HERETO

Registration Authorized By: MICHAEL D. SANDRELLI
SOLICITOR

SCHEDULE "A"

The authorized capital of the Corporation shall consist of an unlimited number of Common Shares and an unlimited number of Preferred Shares which shares shall have the following rights, privileges, restrictions and conditions:

COMMON SHARES

Voting Rights

The holders of Common Shares shall be entitled to notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such).

Dividends

The holders of Common Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends.

Liquidation

The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital, in such assets of the Corporation as are available for distribution.

PREFERRED SHARES

The rights, privileges, restrictions and conditions attaching to the Preferred Shares, as a class, shall be as follows:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the Business Corporations Act (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Preferred Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors.

Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of

Preferred Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, the extent, if any, of further participation on a Distribution, voting rights, if any, and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Dividends

The holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Preferred Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

Liquidation

In the event of a Distribution, holders of each series of Preferred Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Preferred Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each series of Preferred Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

SCHEDULE "B"

OTHER PROVISIONS

a. The directors of the corporation may, without authorization of the shareholders:

i. borrow money on the credit of the Corporation;

ii. issue, reissue, sell or pledge debt obligations of the Corporation;

iii. subject to the Business Corporations Act (Alberta), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

iv. mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

b. The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

c. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

d. Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

FAIRBORNE ENERGY TRUST

FORM 51-102 F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Reporting Issuer

1.1 Name and Address of Reporting Issuer

Fairborne Energy Trust ("**Fairborne**" or the "**Trust**")
3400, 450 1st Street S.W.
Calgary, AB T2P 5H1

1.2 Executive Officer

For further information, contact Aaron Grandberg, Chief Financial Officer of Fairborne Energy Ltd. ("**Fairborne Energy**"), the Administrator and a subsidiary of the Trust (telephone (403) 290-3217).

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On June 4, 2007 the Trust, through Fairborne Energy, completed the acquisition of all of the outstanding common shares ("**Fairquest Shares**") of Fairquest Energy Limited ("**Fairquest**") pursuant to a plan of arrangement (the "**Arrangement**") under the *Business Corporations Act* (Alberta).

Fairquest is a junior oil and natural gas company with its principal and head office located in Calgary, Alberta and has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in western Canada since it commenced active operations in June of 2005. Since commencing operations, Fairquest has concentrated on exploration and development drilling of prospects in its core areas in the province of Alberta, with its activities directed predominantly towards natural gas and light oil prone prospects.

Prior to completion of the Arrangement, Fairquest was a reporting issuer in certain provinces of Canada and its common shares were listed for trading on the Toronto Stock Exchange (the "**TSX**") under the symbol "FQE". Following completion of the Arrangement, the common shares of Fairquest were de-listed from trading on the TSX and Fairquest ceased to be a reporting issuer.

2.2 Date of Acquisition

June 4, 2007

2.3 Consideration

Pursuant to the Arrangement, shareholders of Fairquest received, for each outstanding common share of Fairquest held by them, 0.39 of a trust unit ("**Trust Units**") of Fairborne. The former shareholders of Fairquest received in the aggregate 15,832,933 Trust Units of Fairborne in exchange for all of the outstanding common shares of Fairquest. Fairborne also assumed approximately 48 million of net debt upon closing of the Arrangement.

In connection with the Arrangement, the Trust issued warrants ("**Trust Warrants**") to purchase Trust Units in exchange for all of the outstanding common share purchase warrants of Fairquest, which Trust Warrants entitle the holders thereof to purchase an aggregate of 1,811,836 Trust Units at an exercise price of $8.128 per Trust Unit on or prior to May 31, 2010.

2.4 Effect on Financial Position

On completion of the Arrangement, Fairquest became an indirect wholly-owned subsidiary of the Trust.

Following completion of the Arrangement, the producing properties of Fairquest were transferred into the Fairborne Pivotal Production Partnership, which owns substantially all of the Trust's producing oil and gas properties, and Fairquest became a partner in the Fairborne Pivotal Production Partnership.

The Arrangement maintains Fairborne's focused production base, simplifies its operating structure and consolidates its working interest in its major growth properties. The combined entity will also benefit from greater scale and diversification, allowing for more efficient allocation of Fairborne's capital program and enhanced flexibility to pursue acquisitions and other growth prospects.

Immediately following completion of the Arrangement, Fairborne's $165 million extendable revolving term credit facility was increased to $205 million which, together with a $15 million demand operating credit facility, represents aggregate available credit facilities of $220 million. Fairquest's credit facilities in the aggregate amount of approximately $32.5 million were paid out by Fairborne in conjunction with the increase in Fairborne's credit facilities.

2.5 Prior Valuations

In connection with the Arrangement, a special committee of the board of directors of Fairquest engaged Cormark Securities Inc. ("**Cormark**") to prepare a formal valuation of the Fairquest Shares and the Trust Units to be issued in consideration for Fairquest Shares pursuant to the Arrangement (the "**Proposed Consideration**"). Further to this engagement, Cormark prepared a formal valuation opinion dated April 26, 2007, effective as of March 11, 2007 (the "**Cormark Valuation**").

For purposes of the Cormark Valuation, fair market value is defined as the monetary consideration that, in an open and unrestricted market, a prudent and informed buyer would pay a prudent and informed seller, each acting at arm's length with the other and under no compulsion to act. The value of the Trust Units of the combined entity (the "**Combined Company**") resulting from the Arrangement reflected in the Cormark Valuation represents the anticipated settled trading value of the Trust Units of the combined entity following implementation of the Arrangement and excludes the effective changes in securities markets, interest rates, exchange rates, commodity prices, and economic, general business and financial conditions which generally influence the price of securities. This anticipated settled trading value of the Trust Units of the combined entity was then utilized to determine the value of the Proposed Consideration on the basis that shareholders of Fairquest would receive 0.39 of a Trust Unit for each Fairquest Share held.

The Cormark Valuation was based upon techniques and assumptions that Cormark considered appropriate in the circumstances for the purposes of arriving at an opinion as to the range of fair market values of the Fairquest Shares and the range of values of the Proposed Consideration.

Valuation Methodologies

Cormark relied upon the following methodologies, as appropriate, in determining the range of fair market values of the Fairquest Shares and the value of the Proposed Consideration:

1. net asset value ("**NAV**") approach;
2. NAV multiple ("**NAV Multiple**") approach;
3. discounted cash flow ("**DCF**") analysis;
4. comparable precedent transactions ("**Comparable Transactions**") approach; and
5. comparable market trading ("**Comparable Trading**") approach.

Cormark placed the greatest emphasis on the NAV approach in determining its range of fair market values of the Fairquest Shares and the value of the Proposed Consideration.

Cormark utilized NAV Multiple analysis based on a multiple of price-to-NAV ("**P/NAV**") multiple to determine the value of the Combined Company but did not consider it appropriate to apply such analysis to Fairquest.

Cormark utilized DCF analysis as a methodology to determine the value of certain assets of Fairquest and the Combined Company as part of its NAV approach but did not consider it appropriate to apply such analysis on a total company basis to either Fairquest or the Combined Company.

Cormark applied the Comparable Transactions approach to Fairquest in determining the fair market values of the Fairquest Shares, but did not rely on the Comparable Transactions approach in its determination of the value of the Proposed Consideration because the Comparable Transactions approach calculates en bloc and not market trading value.

Cormark applied the Comparable Trading approach to the Combined Company to estimate the value of the Proposed Consideration. Cormark also reviewed whether the Comparable Trading approach applied to Fairquest might imply values that exceed the values calculated by the NAV and Comparable Transactions approaches. Based on this review, Cormark concluded that the Comparable Trading approach implied values that were generally below the values determined by the other two methodologies. Given the foregoing and the fact that market trading prices generally reflect minority discount values rather than en bloc values, Cormark did not rely on this methodology in determining the fair market value of the Fairquest Shares.

Valuation Conclusion – Fairquest Shares

Based upon and subject to the foregoing, Cormark determined in the Cormark Valuation that, as of March 11, 2007, the fair market value of the Fairquest Shares was in the range of $3.40 to $3.90 per Fairquest Share.

Valuation Conclusion – Combined Company Trust Units

Based upon and subject to the foregoing, Cormark determined in the Cormark Valuation that, as of March 11, 2007, the value of the trust units of the Combined Company was in the range of $9.00 to $10.25.

Valuation Conclusion – Proposed Consideration

Using the values for the Trust Units of the Combined Company, at an exchange ratio of 0.39 of a Trust Unit of the Combined Company per Fairquest Share, Cormark determined in the Cormark Valuation that the value of the Proposed Consideration was in the range of $3.51 to $4.00 per Fairquest Share.

2.6 Parties to Transaction

Not applicable. The Acquisition was completed with arm's length parties.

2.7 Date of Report

July 10, 2007

Item 3 Financial Statements

The audited financial statements of Fairquest for the year and period ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon and the unaudited comparative financial statements of Fairquest as at and for the three months ended March 31, 2007, together with the notes thereto are attached as Schedule "A" to this Business Acquisition Report.

The unaudited pro forma consolidated balance sheet of Fairborne as at March 31, 2007 and the unaudited pro forma consolidated statement of operations of Fairborne for the three months ended March 31, 2007 and the year ended December 31, 2006, after giving effect to the Arrangement together with the notes thereto are attached as Schedule "B" to this Business Acquisition Report.

SCHEDULE A

Financial Statements of Fairquest

A-1

Audited Financial Statements for the Years Ended December 31, 2006 and 2005

AUDITORS' REPORT

To the Shareholders of Fairquest Energy Limited

We have audited the balance sheets of Fairquest Energy Limited as at December 31, 2006 and 2005 and the statements of operations and retained earnings (deficit) and cash flows for the year ended December 31, 2006 and the period from commencement of operations on June 1 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for the year ended December 31, 2006 and the period from commencement of operations on June 1 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP
Chartered Accountants
Calgary, Canada

March 6, 2007, except as to note 10 which is as of March 15, 2007.

BALANCE SHEETS

($thousands)	December 31, 2006	December 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ –	$ 16
Short term Investments	–	26,341
Accounts receivable	7,529	8,953
	7,529	35,310
Capital assets *(Note 3)*	183,971	95,951
Future income taxes *(Note 6)*	215	1,760
	$ 191,715	$ 133,021
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 21,332	$ 39,956
Bank indebtedness *(Note 4)*	16,862	–
	38,194	39,956
Asset retirement obligations *(Note 5)*	1,353	885
Shareholders' Equity		
Capital stock and warrants *(Note 7)*	153,724	90,598
Contributed surplus *(Note 7)*	1,488	485
Retained earnings (deficit)	(3,044)	1,097
	152,168	92,180
Commitments *(Notes 7 and 9)*		
Subsequent event *(Note 10)*		
	$ 191,715	$ 133,021

See accompanying notes to the financial statements.

Approved on behalf of the Board:

David M. Fitzpatrick
Director

Gary F. Aitken
Director

STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

($thousands, except per share amounts)	For the year ended December 31, 2006	June 1[1] to December 31, 2005
Revenue		
Petroleum and natural gas	$ 29,003	$ 14,068
Royalties	(5,696)	(3,341)
Transportation	(960)	(345)
Interest	385	408
	22,732	10,790
Expenses		
Operating	5,471	1,758
General and administrative	4,648	1,845
Interest	523	–
Depletion, depreciation and accretion	17,873	4,914
	28,515	8,517
Income (loss) before taxes	(5,783)	2,273
Taxes (reduction) *(Note 6)*		
Future	(1,642)	1,101
Capital	–	75
	(1,642)	1,176
Net income (loss)	(4,141)	1,097
Retained earnings, beginning of period	1,097	–
Retained earnings (deficit), end of period	$ (3,044)	$ 1,097
Net income (loss) per share *(Note 7)*		
Basic	$ (0.13)	$ 0.04
Diluted	$ (0.13)	$ 0.04

(1) Commencement of operations

See accompanying notes to the financial statements.

STATEMENTS OF CASH FLOWS

($thousands)	For the year ended December 31, 2006	June 1 [1] to December 31, 2005
Cash provided by (used in):		
Operating activities		
Net income (loss)	$ (4,141)	$ 1,097
Items not involving cash:		
Depletion, depreciation and accretion	17,873	4,914
Stock-based compensation expense	942	485
Future income taxes (reduction)	(1,642)	1,101
	13,032	7,597
Change in non-cash working capital	439	3,889
	13,471	11,486
Financing activities		
Issuance of common shares, warrants and performance shares, net of costs	66,451	56,782
Redemption of common shares, warrants and performance shares	(77)	–
Bank indebtedness	16,862	–
	83,236	56,782
Investing activities		
Capital expenditures	(99,866)	(59,025)
Property acquisitions	(5,559)	(10,000)
Short term investments	26,341	(26,341)
Change in non-cash working capital	(17,639)	27,114
	(96,723)	(68,252)
Change in cash and cash equivalents	(16)	16
Cash and cash equivalents, beginning of period	16	–
Cash and cash equivalents, end of period	$ –	$ 16
Cash interest paid	$ 523	$ –

(1) Commencement of operations

See accompanying notes to the financial statements

NOTES TO THE FINANCIAL STATEMENTS

As at December 31, 2006 and 2005 and for the year ended December 31, 2006
and the period from commencement of operations on June 1 to December 31, 2005
(tabular amounts are stated in thousands of dollars except per share amounts)

NATURE OF OPERATIONS

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd. ("Fairborne"), Fairborne Energy Trust, Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

Relationship with Fairborne Energy Ltd.

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement with Fairborne.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months written notice to the other party or on some other date as may be mutually agreed. As contemplated in the Plan of Arrangement, the Company has issued options and performance shares to the employees of Fairborne as service providers to Fairquest.

Included in general and administrative costs is $2.6 million relating to amounts charged under the Technical Services Agreement during the year ended December 31, 2006 (June 1 to December 31, 2005 - $0.9 million). At December 31, 2006, accounts payable included $6.7 million (December 31, 2005 – $12.4 million) due to Fairborne, which includes joint venture amounts such as capital expenditures.

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

b) Petroleum and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The Company places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

c) Asset retirement obligations ("ARO")

The Company recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) Interest in joint ventures

All of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

e) Risk management

From time to time, Fairquest may use physical sales contracts in the form of forwards, futures and/or swap contracts to manage its exposure to commodity price fluctuations. The receipts arising from these contracts are recognized in income as a component of oil and gas sales.

f) Stock-Based Compensation

The Company has a stock based compensation plan, which is described in Note 7. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in capital stock.

g) Income taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

h) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by a corresponding amount.

i) Cash and cash equivalents

The Company considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

j) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amount recorded for depletion is based on estimates of reserve volumes and accretion of ARO is based on estimated costs and timing of expenditures. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the financial statements of future periods.

k) Per share information

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

l) Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered and collection is reasonably assured. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

2. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Plan of Arrangement, Fairborne transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Net assets received:	
Petroleum and natural gas properties and equipment	$ 41,712
Future income taxes	1,890
Cash paid	(10,000)
Asset retirement obligations	(757)
Deficit	3,766
Common shares issued (17,308,830 shares)	36,611
Reduction of stated capital	(3,766)
Common shares	$ 32,845

Pursuant to the Plan of Arrangement, the deficit was eliminated by an equal reduction to the stated share capital of common shares.

3. CAPITAL ASSETS

	2006	2005
Petroleum and natural gas properties and equipment	$ 206,617	$ 100,825
Accumulated depletion and depreciation	(22,646)	(4,874)
	$ 183,971	$ 95,951

Fairquest performed a ceiling test calculation at December 31, 2006 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices for the December 31, 2006 ceiling test are based on the January 1, 2007 commodity price forecast of our independent reserve evaluators. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairquest's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at December 31, 2006.

Year	WTI Oil *($U.S./bbl)*	Foreign Exchange Rate	Edmonton Light Crude Oil *($Cdn/bbl)*	AECO Gas *($Cdn/mmbtu)*
2007	62.00	0.87	70.25	7.20
2008	60.00	0.87	68.00	7.45
2009	58.00	0.87	65.75	7.75
2010	57.00	0.87	64.50	7.80
2011	57.00	0.87	64.50	7.85
2012	57.50	0.87	65.00	8.15
2013	58.50	0.87	66.25	8.30
2014	59.75	0.87	67.75	8.50
2015	61.00	0.87	69.00	8.70
2016	62.25	0.87	70.50	8.90
2017	63.50	0.87	71.75	9.10

Escalate thereafter 2.0% per year

As at December 31, 2006, future development costs of $23.8 million (June 1 to December 31, 2005 - $15.2 million) were included in the depletion calculation. As at December 31, 2006, costs of unproved properties in the amount of $12.6 million (June 1 to December 31, 2005 – $12.6 million) were excluded from the depletion calculation. In addition, costs of $10.0 million (December 31, 2005 - $8.9 million) were excluded related to wells that were not yet completed or evaluated at December 31, 2006. Included in the Company's petroleum and natural gas properties and equipment balance is $1.1 million (December 31, 2005 - $0.8 million) relating to asset retirement obligations, net of accumulated depletion.

4. BANK INDEBTEDNESS

At December 31, 2006 the Company had available $22 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the banks' valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the banks' prime rate, banker's acceptance rates, or Libor rates plus margins ranging from 0.0% to 2.25% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. The renewal date of the facilities is May 30, 2007.

Fairquest also has available an $11 million revolving credit facility which is repayable in full on May 30, 2007. The facility is secured in the same manner as the facilities described above. Interest payable on amounts drawn under this facility will be at the prevailing bankers' acceptance rates plus stamping fees, or lenders' prime rate plus margins ranging from 1.0% to 2.25% depending on financial statement ratios and the form of borrowing by the Company. While any amount of the facility is outstanding, the interest rates under the existing credit facilities will increase by 0.50% at all levels. As at December 31, 2006, no amount was outstanding under this facility.

5. ASSET RETIREMENT OBLIGATIONS

Fairquest's asset retirement obligations result from ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $4.0 million which is scheduled to be incurred between 2018 and 2020. The majority of the costs are expected to be incurred in 2018. A credit-adjusted risk-free interest rate of 8.5% and an inflation rate of 1.5% were used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	2006	June 1 [1] to December 31, 2005
Balance, beginning of year	$ 885	$ –
Transfer of assets through Plan of Arrangement *(Note 2)*	–	757
Liabilities incurred	367	88
Accretion expense	101	40
Balance, end of year	$ 1,353	$ 885

(1) Commencement of operations

6. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

	2006	June 1 [1] to December 31, 2005
Earnings (loss) before taxes	$ (5,783)	$ 2,273
Combined federal and provincial tax rate	34.5%	37.6%
Computed "expected" income tax expense (recovery)	(1,995)	855
Increase (decrease) in income taxes resulting from:		
Non-deductible crown charges	584	711
Non-deductible stock based compensation	325	182
Resource allowance	(409)	(608)
Rate reduction and other	(147)	(39)
Future income taxes (reduction)	(1,642)	1,101
Capital taxes	-	75
Total taxes (reduction)	$ (1,642)	$ 1,176

(1) Commencement of operations

The components of the future income tax asset at December 31, 2006 and 2005 are as follows:

	2006	2005
Petroleum and natural gas properties and equipment	$ (1,662)	$ 491
Asset retirement obligations	375	298
Share issue costs	1,502	971
Future income tax asset	$ 215	$ 1,760

7. CAPITAL STOCK

a) Authorized

Unlimited number of common shares;
Unlimited number of preferred shares, issuable in series; and
1,000,000 Performance Shares.

b) Issued and Outstanding

2006

	Number of Shares (thousands)	Amount
Balance, beginning of year	28,041	$ 89,517
Flow-through shares issued for cash	5,700	45,540
Common shares issued for cash	6,500	24,700
Issued on exercise of warrants	29	98
Issued on exercise of performance shares	5	4
Redemption	(41)	(142)
Share issue costs	–	(3,871)
Future tax benefit of issue costs	–	1,184
Future tax impact of 2005 flow-through shares	–	(4,371)
Balance, end of year	40,234	$ 152,659

Warrants

Balance, beginning of year	4,733	$ 1,071
Exercised	(29)	(7)
Redemption	(41)	(9)
Balance, end of year	4,663	$ 1,055

Performance Shares

Balance, beginning of year	997	$ 10
Exercised	(8)	–
Redemption	(32)	–
Balance, end of year	957	$ 10

Period from commencement of operations on June 1 to December 31, 2005

	Number of Shares *(thousands)*	Amount
Issued on incorporation	–	$ –
Issued pursuant to private placement	4,740	8,928
Issued pursuant to Plan of Arrangement (Note 2)	17,308	32,845
Issued for cash on private placement	5,000	36,600
Issued for cash on flow-through basis	1,000	13,000
Share issue costs	–	(2,813)
Redemption	(7)	(14)
Future tax benefit of issue costs	–	971
Balance, end of period	28,041	$ 89,517
Warrants		
Issued pursuant to private placement	4,740	$ 1,073
Redemption	(7)	(2)
Balance, end of period	4,733	$ 1,071
Performance Shares		
Issued pursuant to private placement	1,000	$ 10
Redemption	(3)	–
Balance, end of period	997	$ 10

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed a private placement to officers, directors, employees and special consultants ("Fairquest service providers") of 4,740,000 units at a price of $2.11 per unit and 1,000,000 Performance Shares to employees at a price of $0.01 per share for total gross proceeds of approximately $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. The securities are subject to a contractual hold period and will be released as to one-third of the aggregate number held on each of June 1, 2006, 2007 and 2008, subject to acceleration in certain events. Any holder that ceases to be a Fairquest service provider will not be entitled to any further releases and the remaining unreleased shares held by the former service provider will be repurchased at their original cost. As at December 31, 2006, 1,540,269 common shares have been released.

The warrants are exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expire June 1, 2010. The weighted average fair value of warrants of $0.23 per warrant was determined using the Black-Scholes valuation model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years. In the event that a subscriber voluntarily ceases to be a Fairquest service provider or is terminated with cause, such person shall lose all unvested warrants. As at December 31, 2006, 1,540,269 warrants were exercisable.

The Performance Shares were issued for cash and recorded at $0.01 per share. The Performance Shares are convertible into the percentage of a common share equal to the weighted average trading price of the common shares for the five trading days prior to such conversion (the "Fairquest Price"), less $2.11, if positive, divided by the Fairquest Price. The Performance Shares become convertible into common shares as to one third on each of June 1, 2006, 2007 and 2008, subject to acceleration in certain events, and will be automatically converted if not previously converted on June 1, 2010. If the holder ceases to be a Fairquest service provider before the Performance Shares become convertible, Fairquest may, subject to applicable law, redeem each Performance Share at a redemption price of $0.01 per share.

If the Fairquest Price less $2.11 is not positive on the conversion date, Fairquest will, subject to applicable law, redeem each Performance Share at a redemption price of $0.01 per share. The weighted average fair value of the Performance Shares of $0.48 per share was determined using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years. The resulting fair value is being recorded as compensation expense over the vesting term of the shares. As at December 31, 2006, 319,167 Performance Shares were convertible.

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne.

On June 28, 2005, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

On October 12, 2005, pursuant to a private placement, Fairquest issued 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Flow-through expenditures on Canadian exploration expenses were renounced to subscribers effective December 31, 2005. As at December 31, 2005, the flow-through commitment had been fully spent.

On May 11, 2006, pursuant to a private placement, Fairquest issued 3,500,000 flow-through common shares through a private placement at a price of $9.90 per flow-through common share, resulting in gross proceeds of $34.7 million. Flow-through expenditures on Canadian exploration expenses were renounced to subscribers effective December 31, 2006. As at December 31, 2006, the flow-through commitment had been fully spent.

On November 14, 2006, Fairquest issued 6,500,000 common shares at $3.80 per share and 2,200,000 flow-through common shares at $4.95 per share, resulting in aggregate gross proceeds of $35.6 million. The common shares and flow-through common shares were offered in certain provinces of Canada pursuant to a short form prospectus. Flow-through expenditures on Canadian exploration expenses were renounced to the subscribers effective December 31; 2006. Fairquest has a commitment to spend $10.9 million on qualifying Canadian exploration expenditures on or before December 31, 2007. As at December 31, 2006, $1.4 million of exploration expenditures have been incurred.

c) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income (loss) per share:

(thousands)	2006	June 1 (1) to December 31, 2005
Basic	**31,390**	26,170
Warrants	**1,717**	2,977
Performance shares	**481**	752
Diluted	**33,588**	29,899

(1) Commencement of operations

Excluded from the diluted number of common shares in 2006 are 1,327,400 stock options (2005 – 1,209,400) as they are out of the money based on average market prices for the period.

d) Stock Options

There are 1,327,400 stock options outstanding at December 31, 2006 with a weighted average exercise price of $7.15 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire between June 13, 2010 and December 18, 2011, with exercise prices ranging from $3.22 per option to $9.39 per option. As at December 31, 2006, 392,441 options were exercisable with exercise prices ranging from $7.04 per option to $9.39 per option.

	2006		June 1[1] to December 31, 2005	
	Number of Options (thousands)	Weighted average exercise price	Number of Options (thousands)	Weighted average exercise price
Balance, beginning of period	1,209	$ 7.32	–	$ –
Granted	150	6.00	1,210	7.32
Forfeited	(32)	8.19	(1)	7.18
Balance, end of period	1,327	$ 7.15	1,209	$ 7.32
Exercisable	392	$ 7.30	–	$ –

(1) Commencement of operations

The weighted average fair value of stock options granted during 2006 was $1.65 per option (June 1 to December 31, 2005 - $1.99 per option) using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of between 30 and 50 percent and an expected life of 3 years.

The following table summarizes stock options outstanding at December 31, 2006:

Exercise Price	Options Outstanding (thousands)	Remaining Term (years)	Options Exercisable (thousands)
$ 3.22 - $5.86	59	4.8	–
$6.36 - $7.04	98	4.4	10
$7.18 - $7.19	1,046	3.5	346
$7.72 - $9.39	124	3.7	36
	1,327	**3.6**	**392**

e) Contributed Surplus

	2006	June 1[1] to December 31, 2005
Balance, beginning of year	$ 485	$ –
Stock-based compensation expense	966	485
Redemption of common shares and warrants	65	–
Exercise of performance shares	(4)	–
Forfeited unvested options and performance shares	(24)	–
Balance, end of year	$ 1,488	$ 485

(1) Commencement of operations

8. FINANCIAL INSTRUMENTS AND PHYSICAL SALES CONTRACTS

a) Credit Risk:

The Company's accounts receivable are from counterparties in the oil and gas industry and are subject to normal industry credit risks.

b) Fair value of financial instruments:

The carrying value of the Company's financial instruments approximates their fair value due to their short maturity.

c) Forward Sales Contracts:

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers. The following summarizes the natural gas fixed price sales contracts outstanding at December 31, 2006:

Remaining Term	Volume	Price	Settlement Index
AECO Participating Swaps			
Jan 1,2007 - Mar 31,2007	1,500 GJs/day	CDN$8.11/GJ Floor + 50% Partic.	AECO Daily
AECO Swaps			
Jan 1,2007 - Mar 31,2007	3,500 GJs/day	CDN$7.77/GJ	AECO Monthly
Apr 1,2007 - Jun 30, 2007	2,000 GJs/day	CDN$6.785/GJ	AECO Monthly
Apr 1,2007 - Jun 30,2007	2,000 GJs/day	CDN$6.795/GJ	AECO Monthly
Apr 1,2007 - Jun 30,2007	1,000 GJs/day	CDN$6.745/GJ	AECO Monthly

(1) Conversion factor: 1 Mcf = 1.13 GJ

9. COMMITMENTS

Fairquest has committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement entered into on June 1, 2005. As at December 31, 2006, 21 wells have been drilled.

10. SUBSEQUENT EVENT

On March 11, 2007 Fairquest Energy Limited ("Fairquest") entered into an arrangement agreement with Fairborne Energy Trust (the "Trust") and Fairborne Energy Ltd. ("Fairborne") pursuant to which Fairborne will acquire by way of a plan of arrangement (the "Arrangement") all of the issued and outstanding common shares of Fairquest ("Fairquest Shares") on the basis of 0.39 of a trust unit of the Trust for each one Fairquest Share held. The Arrangement is subject to satisfaction of certain conditions including, without limitation, the requisite approval of shareholders of Fairquest ("Fairquest Shareholders"), approval of the Court of Queen's Bench of Alberta and other customary regulatory approvals. Fairquest will convene an annual and special meeting (the "Meeting") of the Fairquest Shareholders, which Meeting is presently anticipated to be held in late May 2007, for the purpose of, among other matters, considering and voting upon a special resolution to approve the Arrangement.

Unaudited Comparative Financial Statements as at and for the Three Months Ended March 31, 2007

INTERIM BALANCE SHEETS

(Unaudited) *($thousands)*	March 31, 2007	December 31, 2006
Assets		
Current assets		
Accounts receivable	$ 7,690	$ 7,529
Capital assets *(Note 2)*	200,454	183,971
Future income taxes	–	215
	$ 208,144	$ 191,715
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 29,546	$ 21,332
Bank indebtedness *(Note 3)*	25,742	16,862
	55,288	38,194
Asset retirement obligations *(Note 4)*	1,460	1,353
Future income taxes	12,900	–
Shareholders' Equity		
Capital stock and warrants *(Note 5)*	140,418	153,724
Contributed surplus *(Note 5)*	1,731	1,488
Deficit	(3,653)	(3,044)
	138,496	152,168
Commitments *(Notes 5 and 7)*		
Proposed business combination *(Note 8)*		
	$ 208,144	$ 191,715

See accompanying notes to the interim financial statements

INTERIM STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)

(Unaudited) *($thousands except per share amounts)*	For the three months ended March 31, 2007	2006
Revenue		
Petroleum and natural gas	$ 13,717	$ 5,697
Royalties	(2,908)	(1,634)
Transportation	(378)	(201)
Interest	39	137
	10,470	3,999
Expenses		
Operating	2,185	953
General and administrative	1,231	987
Interest	363	–
Depletion, depreciation and accretion	7,479	2,779
	11,258	4,719
Loss before taxes	(788)	(720)
Taxes		
Future (reduction)	(179)	(96)
Capital	–	35
	(179)	(61)
Net loss	(609)	(659)
Retained earnings (deficit), beginning of period	(3,044)	1,097
Retained earnings (deficit), end of period	$ (3,653)	$ 438
Net loss per share *(Note 5)*		
Basic	$ (0.02)	$ (0.02)
Diluted	$ (0.02)	$ (0.02)

See accompanying notes to the interim financial statements.

INTERIM STATEMENTS OF CASH FLOWS

(Unaudited) *($thousands except per share amounts)*	For the three months ended March 31, 2007	2006
Cash provided by (used in):		
Operating activities		
Net loss	$ (609)	$ (659)
Items not involving cash		
Depletion, depreciation and accretion	7,479	2,779
Stock-based compensation expense	243	231
Future income taxes (reduction)	(179)	(96)
	6,934	2,255
Change in non-cash working capital	39	3,968
	6,973	6,223
Financing activities		
Share issue costs	(12)	–
Redemption of common shares, warrants and performance shares	–	(53)
Bank indebtedness	8,880	–
	8,868	(53)
Investing activities		
Capital expenditures	(23,855)	(35,937)
Short term investments	–	26,341
Change in non-cash working capital	8,014	3,423
	(15,841)	(6,173)
Change in cash and cash equivalents	–	(3)
Cash and cash equivalents, beginning of period	–	16
Cash and cash equivalents, end of period	$ –	$ 13
Cash Interest paid	$ 349	$ –

See accompanying notes to the interim financial statements

SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2007 *(unaudited)*

(tabular amounts are stated in thousands of dollars except per share amounts)

NATURE OF OPERATIONS

The interim financial statements of Fairquest Energy Limited ("Fairquest" or the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2006, except as noted below. The disclosure which follows is incremental to the disclosure included with the annual financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the year ended December 31, 2006.

Transactions with Fairborne Energy Ltd. ("Fairborne")

Included in general and administrative costs is $0.7 million relating to amounts charged under the Technical Services Agreement during the three months ended March 31, 2007 (March 31, 2006 - $0.4 million). At March 31, 2007, accounts payable included $8.9 million (December 31, 2006 - $6.7 million) due to Fairborne, which includes joint venture amounts such as capital expenditures.

1. CHANGES IN ACCOUNTING POLICIES

On January 1, 2007, Fairquest adopted the new Canadian accounting standards with respect to financial instruments – recognition and measurement, financial instruments – presentation and disclosures, hedging, comprehensive income and equity. Prior periods have not been restated.

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. Under the new standard, Fairquest must recognize all financial instruments and non-financial derivatives, including embedded derivatives, on the balance sheet initially at fair value. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale" or "held-to-maturity" as defined by the standard.

Fairquest manages its exposure to commodity price fluctuations by using physical delivery contracts with fixed prices, collars or participating fixed prices. Under the new accounting standards, these commodity contracts have been designated as "normal sales contracts" and, therefore, the commodity contracts are not recorded on the balance sheet at fair value.

Amounts received on the settlement of the commodity contracts are included in oil and gas revenue as the contracts settle. The adoption of the new accounting standards had no impact on Fairquest's accounting for the physical delivery commodity contracts outstanding at January 1, 2007 or for the three months ended March 31, 2007.

Management did not identify any material embedded derivatives which required separate recognition and measurement under the new accounting standards.

The new accounting standard on hedges had no impact on Fairquest's financial statements because Fairquest does not apply hedge accounting.

The new accounting standards require a new statement of other comprehensive income, however, there are no amounts that Fairquest would include in other comprehensive income other than net income (loss).

Two new Canadian accounting standards have been issued which will require additional disclosure in the Company's financial statements commencing January 1, 2008 related to the Company's financial instruments as well as its capital program and how well it is managed.

2. CAPITAL ASSETS

	March 31, 2007	December 31, 2006
Petroleum and natural gas properties and equipment	$ 230,547	$ 206,617
Accumulated depletion and depreciation	(30,093)	(22,646)
	$ 200,454	$ 183,971

As at March 31, 2007, costs of unproved properties in the amount of $12.4 million (December 31, 2006 - $12.6 million) were excluded from the depletion calculation. In addition, costs of $10.6 million (December 31, 2006 - $10.0 million) were excluded related to wells that were not yet completed or evaluated at March 31, 2007. Included in the Company's petroleum and natural gas properties and equipment balance is $1.2 million (December 31, 2006 - $1.1 million) relating to asset retirement obligations, net of accumulated depletion.

3. BANK INDEBTEDNESS

At March 31, 2007 the Company had available $22 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the banks' valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the banks' prime rate, banker's acceptance rates, or Libor rates plus margins ranging from 0.0% to 2.25% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. The renewal date of the facilities is May 30, 2007.

Fairquest also has available an $11 million revolving credit facility which is repayable in full on May 30, 2007. The facility is secured in the same manner as the facilities described above. Interest payable on amounts drawn under this facility will be at the prevailing bankers' acceptance rates plus stamping fees, or lenders' prime rate plus margins ranging from 1.0% to 2.25% depending on financial statement ratios and the form of borrowing by the Company. While any amount of the facility is outstanding, the interest rates under the existing credit facilities will increase by 0.50% at all levels. As at March 31, 2007, $4.5 million (December 31, 2006 – nil) was outstanding under this facility.

4. ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	Amount
Balance, December 31, 2006	$ 1,353
Liabilities incurred	75
Accretion expense	32
Balance, March 31, 2007	**1,460**

5. CAPITAL STOCK

a) Issued and Outstanding

	Number of Shares	Amount
Common Shares		
Balance, beginning of period	40,234	$ 152,659
Share issue costs	–	(12)
Future tax benefit of issue costs	–	4
Future tax impact of 2006 flow-through shares	–	(13,298)
Balance, end of period	**40,234**	**$ 139,353**
Warrants		
Balance, beginning and end of period	**4,663**	**$ 1,055**
Performance Shares		
Balance, beginning and end of period	**957**	**$ 10**

Fairquest is required to spend $45.6 million on qualifying Canadian exploration expenditures pursuant to flow-through shares issued in May, 2006 and November, 2006. The required expenditures were renounced to subscribers effective December 31, 2006. As at March 31, 2007, the flow-through commitments had been fully spent.

b) Per Share Amounts

The weighted average number of common shares used to calculate the net loss per share for the three months ended March 31, 2007 was 40,234,000 (March 31, 2006 – 28,016,000). The effect of outstanding options, warrants and performance shares is anti-dilutive for the three months ended March 31, 2007 and 2006.

c) Stock Options

There are 1,329,400 stock options outstanding at March 31, 2007 with a weighted average exercise price of $7.12 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire between June 13, 2010 and February 1, 2012.

	Number of Options (thousands)	Weighted average exercise price
Balance, December 31, 2006	1,327	$ 7.15
Granted	12	3.08
Forfeited	(10)	5.67
Balance, March 31, 2007	**1,329**	**$ 7.12**

The weighted average fair value of stock options granted during the period from January 1 to March 31, 2007 was $1.16 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent and expected volatility of 50 percent.

d) Contributed Surplus

Balance, December 31, 2006	$	1,488
Stock based compensation expense		243
Balance, March 31, 2007	**$**	**1,731**

6. PHYSICAL SALES CONTRACTS

The Company has a price risk management program whereby the Company sells forward a portion of its future production through fixed price physical sales contracts with customers. The following summarizes the natural gas fixed price sales contracts outstanding at March 31, 2007:

Remaining Term	Volume	Price	Settlement Index
AECO Participating Swaps			
Apr 1,2007 - Jun 30,2007	1,000 GJs/day	CDN$7.54/GJ + 25% Partic.	AECO C Daily
Jul 1,2007 – Sep 30,2007	2,000 GJs/day	CDN$7.33/GJ + 25% Partic.	AECO C Daily
Jul 1,2007 – Oct 31,2007	1,500 GJs/day	CDN$7.62/GJ + 25% Partic.	AECO C Daily
Jul 1,2007 – Oct 31,2007	1,500 GJs/day	CDN$7.53/GJ + 25% Partic.	AECO C Daily
AECO Swaps			
Apr 1,2007 – Jun 30,2007	2,000 GJs/day	CDN$6.785/GJ	AECO Monthly
Apr 1,2007 – Jun 30,2007	2,000 GJs/day	CDN$6.795/GJ	AECO Monthly
Apr 1,2007 – Jun 30,2007	1,000 GJs/day	CDN$6.745/GJ	AECO Monthly
AECO Collars			
Oct 1,2007 – Dec 31,2007	1,000 GJs/day	CDN$8.00/GJ – CDN$9.25/GJ	AECO Daily
Nov 1,2007 – Mar 31,2008	1,000 GJs/day	CDN$8.00/GJ – CDN$10.00/GJ	AECO Daily
Nov 1,2007 – Mar 31,2008	2,000 GJs/day	CDN$8.00/GJ – CDN$10.45/GJ	AECO Daily

(1) Conversion factor: 1 Mcf = 1.13 GJ

All of the above contracts have been entered into for the purpose of physical delivery of a non-financial item; therefore, the physical delivery contracts are not fair valued each period with changes charged to earnings. Settlements on these contracts are included in petroleum and natural gas revenue as they settle.

7. COMMITMENTS

Fairquest has committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement entered into on June 1, 2005. As at March 31, 2007, all of the wells have been drilled, with one well awaiting completion.

8. PROPOSED BUSINESS COMBINATION

On March 11, 2007 Fairquest entered into an arrangement agreement with Fairborne Energy Trust (the "Trust") and Fairborne pursuant to which Fairborne will acquire by way of a plan of arrangement (the "Arrangement") all of the issued and outstanding common shares of Fairquest ("Fairquest Shares") on the basis of 0.39 of a trust unit of the Trust for each one Fairquest Share held. The Arrangement is subject to satisfaction of certain conditions including, without limitation, the requisite approval of shareholders of Fairquest ("Fairquest Shareholders"), approval of the Court of Queen's Bench of Alberta and other customary regulatory approvals. Fairquest has convened an annual and special meeting (the "Meeting") of the Fairquest Shareholders, which Meeting is scheduled to be held on May 30, 2007, for the purpose of, among other matters, considering and voting upon a special resolution to approve the Arrangement.

SCHEDULE B

Pro Forma Consolidated Financial Statements
Fairborne Energy Trust

FAIRBORNE ENERGY TRUST

Pro Forma Consolidated Balance Sheet

As at March 31, 2007
(Unaudited)

($ thousands)

	Fairborne Energy Trust	Fairquest Energy Limited	Adjustments (note 2)	Pro forma Consolidated
Assets				
Current assets:				
Cash and cash equivalents	$ 775	$ –	$ –	$ 775
Accounts receivable	79,616	6,654	–	86,270
Prepaid expenses and deposits	3,159	1,036	–	4,195
	83,550	7,690	–	91,240
Capital assets	462,186	200,454	(200,454) 220,048	682,234
Goodwill	16,170	–	–	16,170
	$ 561,906	$ 208,144	$ 19,594	$ 789,644
Liabilities				
Current liabilities:				
Accounts payable and accrued liabilities	$ 72,090	$ 29,546	$ 4,700	$ 106,336
Distributions payable	4,367	–	–	4,367
Bank indebtedness	–	25,742	(25,742)	–
	76,457	55,288	(21,042)	110,703
Bank indebtedness	119,645	–	25,742	145,387
Convertible debentures	90,819	–	–	90,819
Non-controlling interest	23,921	–	–	23,921
Asset retirement obligation	11,161	1,460	–	12,621
Future income taxes	39,600	12,900	(12,900) 18,610	58,210
Unitholders' equity:				
Unitholders' capital	224,153	–	144,801	368,954
Capital stock	–	139,353	(139,353)	–
Performance shares	–	10	(10)	–
Warrants	–	1,055	(1,055) 2,879	– 2,879
Equity component of convertible debentures	5,581	–	–	5,581
Contributed surplus	5,925	1,731	(1,731)	5,925
Deficit	(35,356)	(3,653)	3,653	(35,356)
	200,303	138,496	9,184	347,983
	$ 561,906	$ 208,144	$ 19,594	$ 789,644

See accompanying notes to pro forma consolidated financial statements.

FAIRBORNE ENERGY TRUST

Pro Forma Consolidated Statement of Operations

For the three months ended March 31, 2007
(Unaudited)

($ thousands)

	Fairborne Energy Trust	Fairquest Energy Limited	Adjustments (note 2)	Pro forma Consolidated
Revenue:				
Petroleum and natural gas	49,666	13,717	–	63,383
Royalties	(8,794)	(2,908)	–	(11,702)
Transportation	(1,004)	(378)	–	(1,382)
Interest	–	39	–	39
	39,868	10,470	–	50,338
Expenses:				
Operating	9,187	2,185	–	11,372
General and administrative	3,524	1,231	–	4,755
Interest and financing costs	3,743	363	–	4,106
Depletion, depreciation and accretion	19,370	7,479	(503)	26,346
	35,824	11,258	(503)	46,579
Income (loss) before taxes	4,044	(788)	503	3,759
Future income taxes (reduction)	(3,779)	(179)	147	(3,811)
Net income (loss) before non-controlling interest	7,823	(609)	356	7,570
Non-controlling interest	663	–	(224)	439
Net income (loss)	$ 7,160	$ (609)	$ 580	$ 7,131
Net income per unit:				
Basic	$ 0.15			$ 0.11
Diluted	$ 0.15			$ 0.11

See accompanying notes to pro forma consolidated financial statements.

FAIRBORNE ENERGY TRUST

Pro Forma Consolidated Statement of Operations

Year ended December 31, 2006
(Unaudited)

($ thousands)

	Fairborne Energy Trust	Fairquest Energy Limited	Adjustments (note 2)	Pro forma Consolidated
Revenue:				
Petroleum and natural gas	204,129	29,003	–	233,132
Royalties	(33,185)	(5,696)	(256)	(39,137)
Transportation	(5,313)	(960)	–	(6,273)
Interest	–	385	–	385
	165,631	22,732	(256)	188,107
Expenses:				
Operating	36,182	5,471	–	41,653
General and administrative	12,286	4,648	–	16,934
Interest and financing costs	9,432	523	–	9,955
Depletion, depreciation and accretion	74,185	17,873	3,515	95,573
	132,085	28,515	3,515	164,115
Income (loss) before taxes	33,546	(5,783)	(3,771)	23,992
Taxes:				
Future (reduction)	(15,272)	(1,642)	(1,101)	(18,015)
Capital	203	–	–	203
	(15,069)	(1,642)	(1,101)	(17,812)
Net income (loss) before non-controlling interest	48,615	(4,141)	(2,670)	41,804
Non-controlling interest	4,536	–	(1,702)	2,834
Net income (loss)	$ 44,079	$ (4,141)	$ (968)	$ 38,970
Net income per unit:				
Basic	$ 0.93			$ 0.64
Diluted	$ 0.90			$ 0.63

See accompanying notes to pro forma consolidated financial statements.

FAIRBORNE ENERGY TRUST

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2007 and for the year ended December 31, 2006 (Unaudited), (tabular amounts are stated in $ thousands)

---

1. Basis of presentation:

Pursuant to an Arrangement Agreement dated as of March 11, 2007 among Fairquest Energy Limited ("Fairquest"), Fairborne Energy Trust (the "Trust) and Fairborne Energy Ltd. ("Fairborne"), Fairborne acquired all the issued and outstanding shares of Fairquest in exchange for units of the Trust pursuant to a plan of arrangement (the "Arrangement) under the Business Corporations Act (Alberta) (the "ABCA"), which Arrangement became effective on June 4, 2007. Fairquest was incorporated under the ABCA on March 7, 2005 and commenced commercial operations on June 1, 2005. Fairquest was engaged in the exploration for and the development, acquisition and production of petroleum and natural gas reserves in Western Canada. The Trust is an open-ended unincorporated investment trust, whose primary business is to acquire and hold securities of subsidiaries and partnerships, including Fairborne, a wholly owned subsidiary, that are engaged in the development, acquisition and production of natural gas, natural gas liquids and crude oil in Western Canada.

The accompanying unaudited pro forma consolidated financial statements have been prepared by management of Fairborne in accordance with accounting principles generally accepted in Canada.

The unaudited pro forma consolidated balance sheet as at March 31, 2007 is based on:

(a) the unaudited consolidated balance sheet of the Trust as at March 31, 2007; and

(b) the unaudited balance sheet of Fairquest as at March 31, 2007.

The unaudited pro forma consolidated statement of operations for the three months ended March 31, 2007 is based on:

(a) the unaudited consolidated statement of operations of the Trust for the three months ended March 31, 2007; and

(b) the unaudited statement of operations of Fairquest for the three months ended March 31, 2007.

The unaudited pro forma consolidated statement of operations for the year ended December 31, 2006 is based on:

(a) the audited consolidated statement of operations of the Trust for the year ended December 31, 2006; and

(b) the audited statement of operations of Fairquest for the year ended December 31, 2006.

FAIRBORNE ENERGY TRUST

As at and for the three months ended March 31, 2007 and for the year ended December 31, 2006 (Unaudited), (tabular amounts are stated in $ thousands)

The pro forma consolidated financial statements may not be indicative of results that actually would have occurred if the events reflected herein had been in effect on the dates indicated or of the results that may be obtained in the future.

It is the recommendation of management that this financial information should be read in conjunction with the financial statements and notes thereto of the financial statements referred to above.

2. Pro forma transaction and assumptions:

The pro forma consolidated balance sheet gives effect to the following transaction and adjustments as if they occurred on January 1, 2007:

(i) Completion of the Arrangement whereby 40.6 million of the issued and outstanding common shares of Fairquest, including those issued on conversion of Performance Shares, were acquired by Fairborne for consideration of 15.8 million Trust units. The outstanding Performance Shares were converted into an aggregate of 0.4 million common shares of Fairquest prior to completion of the Arrangement and were acquired by Fairborne in exchange for Trust units pursuant to the Arrangement. In connection with the Arrangement, the 4.7 million outstanding warrants of Fairquest were disposed of in consideration for warrants to acquire an aggregate of 1.8 million Trust units at $8.13 per Trust unit, exercisable at anytime up to June 1, 2010.

(ii) Costs incurred in connection with the combination, including legal, severance, advisory and other costs and fees of $4.3 million have been included in accounts payable and accrued liabilities. Of these costs, approximately $1.8 million were incurred in Fairquest prior to completion of the Arrangement.

(iii) Included in accounts payable is $400,000 for the estimated fair value of Fairquest commodity contracts outstanding at March 31, 2007.

FAIRBORNE ENERGY TRUST

Notes to Pro Forma Consolidated Financial Statements

As at and for the three months ended March 31, 2007 and for the year ended December 31, 2006 (Unaudited), (tabular amounts are stated in $ thousands)

(iv) The purchase price equation is as follows:

Transaction exchange values:	
Shares	$ 144,801
Warrants	2,879
Transaction costs	2,500
	$ 150,180
Net assets acquired:	
Current assets	$ 7,690
Capital assets	220,048
Future income taxes	(18,610)
Accounts payable and accrued liabilities	(31,746)
Bank indebtedness	(25,742)
Asset retirement obligations	(1,460)
	$ 150,180

The combination has been accounted for using the purchase method. The allocation of the purchase price to the assets and liabilities of Fairquest has not been finalized and the fair values of the assets and liabilities allocated above will change.

The pro forma consolidated statement of operations for the three months ended March 31, 2007 gives effect to the transaction and adjustments referred to above in this Note 2 effective January 1, 2007 as well as the following:

(i) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(ii) Future income taxes and non-controlling interest have been adjusted to reflect the impact of the above adjustment.

The pro forma consolidated statement of operations for the year ended December 31, 2006 gives effect to the transaction and adjustments referred to above in this Note 2 effective January 1, 2006 as well as the following:

(i) A provision for depletion and depreciation based on combining reserves, production and cost of the capital assets under the full cost method of accounting for oil and gas properties.

(ii) Royalties have been adjusted to reflect the reduced Alberta Royalty Tax Credit for the combined entity.

(iii) Future income taxes and non-controlling interest have been adjusted to reflect the impact of the above adjustments.

FAIRBORNE ENERGY LTD.

FORM 51-102 F4

BUSINESS ACQUISITION REPORT

Item 1 Identity of Reporting Issuer

1.1 Name and Address of Reporting Issuer

Fairborne Energy Ltd. ("**Fairborne**")
3400, 450 1st Street S.W.
Calgary, AB T2P 5H1

1.2 Executive Officer

For further information, contact Aaron Grandberg, Chief Financial Officer of Fairborne (telephone (403) 290-3217).

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

On December 19, 2007 Fairborne completed a plan of arrangement under the *Business Corporations Act* (Alberta) (the "**Arrangement**") involving Fairborne, Fairborne Energy Trust (the "**Trust**"), certain subsidiaries of the Trust and securityholders of the Trust, pursuant to which Fairborne, directly or indirectly, acquired all of the assets and assumed all of the liabilities, respectively, of the Trust.

The Trust is an open-end investment trust created under the laws of the province of Alberta with its principal and head office located in Calgary, Alberta. Prior to completion of the Arrangement the Trust, through its subsidiaries, including Fairborne as administrator of the Trust, carried on the business of acquiring, developing, exploiting and holding interests in petroleum and natural gas properties and assets related thereto primarily in Western Canada.

Prior to completion of the Arrangement, the Trust was a reporting issuer in certain provinces of Canada and the trust units ("**Trust Units**") of the Trust and the exchangeable shares ("**Exchangeable Shares**") of Fairborne were listed for trading on the Toronto Stock Exchange (the "**TSX**"). Following completion of the Arrangement, the Trust Units and Exchangeable Shares were de-listed from trading on the TSX and the Trust has made application to cease to be a reporting issuer.

2.2 Date of Acquisition

December 19, 2007.

2.3 Consideration

Pursuant to the Arrangement, previous holders of Trust Units received one common share of Fairborne ("**Fairborne Shares**") for each one Trust Unit held and previous holders of Exchangeable Shares received Fairborne Shares based on the exchange ratio for the Exchangeable Shares in effect on completion of the Arrangement. The former securityholders of the Trust received in the aggregate 70,859,581 Fairborne Shares in exchange for all of the outstanding Trust Units and Exchangeable Shares.

In connection with the completion of the Arrangement, Fairborne assumed all of the covenants and obligations of the Trust under the outstanding convertible debentures of the Trust bearing interest at a rate of 6.5% per annum and maturing on December 31, 2011 (the "**Debentures**"). The Debentures are now

convertible into Fairborne Shares, rather than Trust Units, at the same conversion price that previously existed for the Trust Units, being a conversion price of $13.50 per Fairborne Share, subject to adjustment as provided in the Debentures.

In connection with the completion of the Arrangement, Fairborne has assumed all of the covenants and obligations of the Trust in respect of the outstanding warrants to purchase Trust Units, holders of which are now entitled to receive Fairborne Shares, rather than Trust Units, on exercise of such warrants following completion of the Arrangement, on the same basis as Trust Units were previously issuable on exercise thereof.

2.4 Effect on Financial Position

The Arrangement resulted in the reorganization of the Trust into a growth oriented, intermediate exploration and production company. Accordingly, the reorganized entity will no longer make monthly cash distributions to former securityholders of the Trust which will allow Fairborne to reinvest all of its cash flow and focus on increasing per share cash flow, production, reserves and net asset value over time.

Immediately following completion of the Arrangement, Fairborne completed the issuance of approximately 13.4 million Fairborne Shares, on a private placement basis, for aggregate proceeds of approximately $100 million (the "**Private Placement**").

Immediately following the completion of the Private Placement, Fairborne entered into a new $205 million extendible revolving term credit facility and a $15 million demand operating credit facility, representing aggregate available credit facilities of $220 million. Immediately following completion of the Private Placement, Fairborne had approximately $95 million of net debt drawn against its available credit facilities.

2.5 Prior Valuations

N/A

2.6 Parties to Transaction

The Arrangement involved the Trust, Fairborne Energy Ltd. ("**Pre-Amalgamation Fairborne**"), Fairborne ExchangeCo Ltd. ("**ExchangeCo**"), Fairborne Newco Inc. ("**Newco**"), 1351064 Alberta Ltd. ("**Subco**") and securityholders of the Trust. Pre-Amalgamation Fairborne was the administrator of the Trust and the Trust was the sole holder of common shares of Pre-Amalgamation Fairborne. ExchangeCo and Newco were wholly owned subsidiaries of the Trust and Subco was a wholly owned subsidiary of Pre-Amalgamation Fairborne. Pursuant to the Arrangement, Pre-Amalgamation Fairborne, ExchangeCo and Newco were amalgamated to form Fairborne.

2.7 Date of Report

January 14, 2008

Item 3 Financial Statements

The audited financial statements of the Trust for the years ended December 31, 2006 and 2005, together with the notes thereto and the auditors' report thereon and the unaudited comparative financial statements of the Trust as at and for the three and nine months ended September 30, 2007, together with the notes thereto are incorporated herein by reference and have been filed on Fairborne's SEDAR profile.

The unaudited pro forma consolidated balance sheet of Fairborne as at September 30, 2007 and the unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2007 and the year ended December 31, 2006, after giving effect to the Arrangement, together with the notes thereto are attached at Schedule B to Appendix E of the Information Circular and Proxy Statement of the Trust dated November 16, 2007 (the "**Information Circular**") and are hereby incorporated by reference. The Information Circular has been filed on Fairborne's SEDAR profile.

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National Instrument 51-102

Item 1 Names of the Parties to the Transaction

Fairborne Energy Trust (the "**Trust**"), Fairborne Energy Ltd. ("**Pre-Amalgamation Fairborne**"), Fairborne Newco Inc. ("**Newco**"), Fairborne ExchangeCo Ltd. ("**ExchangeCo**"), 1351064 Alberta Ltd. ("**Subco**") and securityholders of the Trust completed a plan of arrangement (the "**Arrangement**") pursuant to Section 193 of the *Business Corporations Act* (Alberta).

Item 2 Description of the Transaction

The Arrangement resulted in the reorganization of the Trust into a new corporation formed under the Arrangement upon the amalgamation of Pre-Amalgamation Fairborne, Newco and ExchangeCo under the name "Fairborne Energy Ltd." ("**Fairborne**"), which corporation now owns and has assumed, directly or indirectly, all of the assets and liabilities, respectively, of the Trust.

Pursuant to the Arrangement, holders ("**Unitholders**") of trust units ("**Trust Units**") of the Trust received, through a series of transactions, one common share of Fairborne ("**Common Shares**") for each one Trust Unit held. Holders of series A exchangeable shares ("**Exchangeable Shares**") of Pre-Amalgamation Fairborne received Common Shares on the same basis as Unitholders, based on the number of Trust Units issuable upon the exchange ratio for such Exchangeable Shares immediately prior to the effective time of the Arrangement.

Item 3 Effective Date of the Transaction

December 19, 2007

Item 4 Names of each Party, if any, that ceased to be a Reporting Issuer subsequent to the Transaction and of each Continuing Entity

The Trust will make an application to cease to be a reporting issuer in each of the jurisdictions in which it is a reporting issuer.

Fairborne will continue to be a reporting issuer in all jurisdictions in which the Trust was a reporting issuer.

Item 5 Date of the Reporting Issuer's First Financial Year-End Subsequent to the Transaction

The financial year end of Fairborne is December 31.

Item 6 Periods, Including Comparative Periods, if any, of the Interim and Annual Financial Statements Required to be Filed for the Reporting Issuer's First Financial Year Subsequent to the Tranaction

The Trust's financial year end is December 31. Upon the Trust's application to cease being a reporting issuer being granted, the Trust will no longer be required to file financial statements.

As a result of the Arrangement, Fairborne is required to file financial statements beginning with the financial year ended December 31, 2007, followed by quarterly financial statements for each of the periods ending March 31, June 30 and September 30, 2008.

FORM 13-502F6
SUBSIDIARY ENTITY EXEMPTION NOTICE

Name of Subsidiary Entity: **Fairborne Energy Ltd.**

Name of Parent: **Fairborne Energy Trust**

Fiscal Year End Date: **December 31, 2006**

Indicate below which exemption the subsidiary entity intends to rely on by checking the appropriate box:

1. Subsection 2.9(1) ☐

The reporting issuer (subsidiary entity) meets the following criteria set out under subsection 2.9(1) of the Rule:

a) the parent of the subsidiary entity is a reporting issuer;

b) the parent has paid the participation fee required;

c) the parent company includes the market capitalization of the subsidiary entity in its calculation of its participation fee; and

d) the net assets and gross revenues of the subsidiary entity represent more than 90 percent of the consolidated net assets and gross revenues of the parent for the previous financial year of the parent.

	Net Assets for the previous financial year	Gross Revenues for the previous financial year	
Reporting Issuer (Subsidiary)			(A)
Reporting Issuer (Parent)			(B)
Percentage (A/B)	%	%	

2. Subsection 2.9(2) ☒

The reporting issuer (subsidiary entity) meets the following criteria set out under subsection 2.9(2) of the Rule:

a) the parent of the subsidiary entity is a reporting issuer;

b) the parent has paid the participation fee required;

c) the parent company includes the market capitalization of the subsidiary entity in its calculation of its participation fee; and

d) the subsidiary entity is entitled to rely on an exemption, waiver or approval from the requirements in sections 4.1(1), 4.3(1), 5.1(1), 5.2 and 6.1 of National Instrument 51-102 *Continuous Disclosure Obligations.*

END